       AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 2009.

                                                            FILE NOS. 333-157199
                                                                       811-03859

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            Pre-Effective Amendment No. 1                        [X]

                            Post-Effective Amendment No.                         [ ]


                                     and/or

                             REGISTRATION STATEMENT
                                      UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                                   Amendment No. 1                               [X]


                        (Check Appropriate Box or Boxes)

                                  ------------

                            VARIABLE SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                               (Name of Depositor)

                               1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
              (Address of Depositor's Principal Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (800) 871-2000


                             MALLARY L. REZNIK, ESQ.
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                               1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
      (Name and Address of Agent for Service for Depositor and Registrant)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.



Title of Securities Being Registered: Units of interest in Variable Separate Account of AIG SunAmerica Life Assurance Company under variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            VARIABLE SEPARATE ACCOUNT

                              CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
1.   Cover Page..............................   Cover Page
2.   Definitions.............................   Glossary
3.   Synopsis................................   Highlights; Fee Tables; Portfolio
                                                Expenses; Examples
4.   Condensed Financial Information.........   Appendix - Condensed Financial
                                                Information
5.   General Description of Registrant,
     Depositor and Portfolio Companies.......   The Polaris Platinum III Variable
                                                Annuity; Other Information
6.   Deductions..............................   Expenses
7.   General Description of Variable Annuity
     Contracts...............................   The Polaris Platinum III Variable
                                                Annuity; Purchasing a Polaris
                                                Platinum III Variable Annuity;
                                                Investment Options
8.   Annuity Period..........................   Annuity Income Options
9.   Death Benefit...........................   Death Benefits
10.  Purchases and Contract Value............   Purchasing a Variable Annuity
                                                Contract
11.  Redemptions.............................   Access To Your Money
12.  Taxes...................................   Taxes
13.  Legal Proceedings.......................   Legal Proceedings
14.  Table of Contents of Statement of
     Additional Information..................   Table of Contents of  Statement of
                                                Additional Information

                  PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
15.  Cover Page..............................   Cover Page
16.  Table of Contents.......................   Table of Contents
17.  General Information and History.........   The Polaris Platinum III Variable
                                                Annuity (P);
                                                Separate Account; General Account
                                                (P);
                                                Investment Options (P);
                                                Other Information (P)
18.  Services................................   Other Information (P)
19.  Purchase of Securities Being Offered....   Purchasing a Polaris Platinum III
                                                Variable Annuity (P)
20.  Underwriters............................   Distribution of Contracts
21.  Calculation of Performance Data.........   Performance Data
22.  Annuity Payments........................   Annuity Income Options (P);
                                                Income Payments; Annuity Unit Values
23.  Financial Statements....................   Depositor: Other Information (P);
                                                Financial Statements; Registrant:
                                                Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                             (POLARIS PLATINUM III)

                                   PROSPECTUS

                                 APRIL 30, 2009


                   FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACT


                               issued by Depositor


                      AIG SUNAMERICA LIFE ASSURANCE COMPANY


                               in connection with

                            VARIABLE SEPARATE ACCOUNT


This variable annuity has several investment choices - Variable Portfolios (which are subaccounts of the separate account) and available Fixed Account options. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Underlying Funds are part of the Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., SunAmerica Series Trust, and Van Kampen Life Investment Trust.



UNDERLYING FUNDS:                               MANAGED BY:
     Aggressive Growth                          SunAmerica Asset Management Corp.
     Alliance Growth                            AllianceBernstein, L.P.
     American Funds Asset Allocation SAST       Capital Research and Management Company(1)
     American Funds Global Growth SAST          Capital Research and Management Company(1)
     American Funds Growth-Income SAST          Capital Research and Management Company(1)
     American Funds Growth SAST                 Capital Research and Management Company(1)
     Asset Allocation                           Edge Asset Management, Inc.
     Balanced                                   J.P. Morgan Investment Management Inc.
     Blue Chip Growth                           SunAmerica Asset Management Corp.
     Capital Appreciation                       Wellington Management Company, LLP
     Capital Growth                             OppenheimerFunds, Inc.
     Cash Management                            Columbia Management Advisors, LLC
     Corporate Bond                             Federated Equity Management Company
     Davis Venture Value                        Davis Selected Advisers, L.P.
     "Dogs" of Wall Street(2)                   SunAmerica Asset Management Corp.
     Emerging Markets                           Putnam Investment Management, LLC
     Equity Opportunities                       OppenheimerFunds, Inc.
     Foreign Value                              Templeton Investment Counsel, LLC
     Franklin Income Securities Fund            Franklin Advisers, Inc.
     Franklin Templeton VIP Founding Funds      Franklin Templeton Services, LLC(4)
       Allocation Fund
     Fundamental Growth                         Wells Capital Management Inc.
     Global Bond                                Goldman Sachs Asset Management International
     Global Equities                            J.P. Morgan Investment Management Inc.
     Government and Quality Bond                Wellington Management Company, LLP
     Growth                                     Wellington Management Company, LLP
     Growth-Income                              AllianceBernstein, L.P.
     Growth Opportunities                       Morgan Stanley Investment Management Inc.(3)
     High-Yield Bond                            SunAmerica Asset Management Corp.
     International Diversified Equities         Morgan Stanley Investment Management Inc.(3)
     International Growth and Income            Putnam Investment Management, LLC
     Lord Abbett Growth and Income              Lord, Abbett & Co. LLC
     Marsico Focused Growth                     Marsico Capital Management, LLC
     MFS Massachusetts Investors Trust(2)       Massachusetts Financial Services Company
     MFS Total Return                           Massachusetts Financial Services Company
     Mid-Cap Growth                             J.P. Morgan Investment Management Inc.
     Natural Resources                          Wellington Management Company, LLP
     Real Estate                                Davis Selected Advisers, L.P.
     Small & Mid Cap Value                      AllianceBernstein L.P.
     Small Company Value                        Franklin Advisory Services, LLC
     Technology                                 Columbia Management Advisors, Inc.
     Telecom Utility                            Massachusetts Financial Services Company
     Total Return Bond                          Pacific Investment Management Company LLC
     Van Kampen LIT Capital Growth, Class II    Van Kampen Asset Management
       Shares
     Van Kampen LIT Comstock, Class II          Van Kampen Asset Management
       Shares(2)
     Van Kampen LIT Growth and Income, Class    Van Kampen Asset Management
       II Shares



(1) Capital Research and Management Company manages the corresponding Master Fund (defined below) in which the Underlying Fund invests.
(2) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income. MFS Massachusetts Investors Trust is an equity fund seeking reasonable current income and long-term growth of capital and income. Van Kampen LIT Comstock, Class II Shares is an equity fund seeking capital growth and income.
(3) Morgan Stanley Investment Management, Inc. does business in certain instances using the name "Van Kampen."
(4) Franklin Templeton Services, LLC is the administrator of this fund of funds. Franklin Templeton Services, LLC may receive assistance from Franklin Advisers, Inc. in monitoring the underlying funds and the VIP Founding Fund's investment in the underlying funds.

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.


To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated April 30, 2009. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 445-7862 or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.


In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.


ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



GLOSSARY...................................................................    3
HIGHLIGHTS.................................................................    4
FEE TABLE..................................................................    5
     Maximum Owner Transaction Expenses....................................    5
     Contract Maintenance Fee..............................................    5
     Separate Account Annual Expenses......................................    5
     Additional Optional Feature Fees......................................    5
     Optional MarketLock Income Plus Fee...................................    5
     Optional MarketLock For Life Plus Fee.................................    5
     Optional MarketLock For Life Fee......................................    5
     Underlying Fund Expenses..............................................    5
MAXIMUM AND MINIMUM EXPENSE EXAMPLES.......................................    7
THE POLARIS PLATINUM III VARIABLE ANNUITY..................................    8
PURCHASING A POLARIS PLATINUM III VARIABLE ANNUITY.........................    8
     Allocation of Purchase Payments.......................................    9
     Accumulation Units....................................................   10
     Free Look.............................................................   10
     Exchange Offers.......................................................   10
     Important Information for Military Servicemembers.....................   10
INVESTMENT OPTIONS.........................................................   11
     Variable Portfolios...................................................   11
          Anchor Series Trust..............................................   11
          Franklin Templeton Variable Insurance Products Trust.............   11
          Lord Abbett Series Fund, Inc. ...................................   11
          SunAmerica Series Trust..........................................   11
          Van Kampen Life Investment Trust.................................   12
     Substitution, Addition or Deletion of Variable Portfolios.............   14
     Fixed Accounts........................................................   14
     Dollar Cost Averaging Fixed Accounts..................................   14
     Dollar Cost Averaging Program.........................................   15
     Polaris Portfolio Allocator Program...................................   15
     Transfers During the Accumulation Phase...............................   17
     Automatic Asset Rebalancing Program...................................   19
     Voting Rights.........................................................   20
ACCESS TO YOUR MONEY.......................................................   20
     Free Withdrawal Provision.............................................   20
     Systematic Withdrawal Program.........................................   21
     Nursing Home Waiver...................................................   21
     Minimum Contract Value................................................   22
     Qualified Contract Owners.............................................   22
OPTIONAL LIVING BENEFITS...................................................   22
     MarketLock Income Plus................................................   23
     MarketLock For Life Plus..............................................   28
     MarketLock For Life...................................................   33
     Additional Information About the Optional Living Benefits.............   38
DEATH BENEFITS.............................................................   40
     Death Benefit Defined Terms...........................................   41
     Standard Death Benefit................................................   42
     Optional Combination HV & Roll-Up Death Benefit.......................   42
     Optional Maximum Anniversary Value Death Benefit......................   42
     Spousal Continuation..................................................   43
EXPENSES...................................................................   43
     Separate Account Expenses.............................................   43
     Withdrawal Charges....................................................   44
     Underlying Fund Expenses..............................................   44
     Contract Maintenance Fee..............................................   44
     Transfer Fee..........................................................   45
     Optional Living Benefits Fees.........................................   45
     Optional MarketLock Income Plus Fee...................................   45
     Optional MarketLock For Life Plus Fee.................................   45
     Optional MarketLock For Life Fee......................................   45
     Optional Combination HV & Roll-Up Death Benefit Fee...................   45
     Optional Maximum Anniversary Value Death Benefit Fee..................   45
     Premium Tax...........................................................   45
     Income Taxes..........................................................   45
     Reduction or Elimination of Fees, Expenses, and Additional Amounts
            Credited.......................................................   45
PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT...................   46
ANNUITY INCOME OPTIONS.....................................................   47
     Annuity Date..........................................................   47
     Annuity Income Options................................................   47
     Fixed or Variable Annuity Income Payments.............................   48
     Annuity Income Payments...............................................   48
     Transfers During the Income Phase.....................................   49
     Deferment of Payments.................................................   49
TAXES......................................................................   49
     Annuity Contracts in General..........................................   49
     Tax Treatment of Distributions - Non-Qualified Contracts..............   49
     Tax Treatment of Distributions - Qualified Contracts..................   50
     Required Minimum Distributions........................................   51
     Tax Treatment of Death Benefits.......................................   52
     Tax Treatment of Optional Living Benefits.............................   52
     Contracts Owned by a Trust or Corporation.............................   52
     Gifts, Pledges and/or Assignments of a Contract.......................   52
     Diversification and Investor Control..................................   52
OTHER INFORMATION..........................................................   53
     The Distributor.......................................................   53
     The Company...........................................................   53
     The Separate Account..................................................   54
     The General Account...................................................   54
     Financial Statements..................................................   55
     Administration........................................................   55
     Legal Proceedings.....................................................   56
     Registration Statements...............................................   56
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION...................   56
APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION.................  A-1
APPENDIX B - OPTIONAL LIVING BENEFITS EXAMPLES.............................  B-1
APPENDIX C - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY................  C-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.

ANNUITY DATE - The date you select on which annuity income payments begin.

ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY - The person you designate to receive any benefits under the contract if you or the Annuitant dies.


COMPANY - Refers to AIG SunAmerica Life Assurance Company or SunAmerica, the insurer that issues this contract. The term "we," "us" and "our" are also used to identify the issuing Company.


CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.


FEEDER FUNDS - American Funds Global Growth SAST, American Funds Growth SAST, American Funds Growth-Income SAST, and American Funds Asset Allocation SAST Variable Portfolios. Each Feeder Fund invests exclusively in shares of a corresponding Master Fund.



FIXED ACCOUNT - An account, if available, that we may offer in which you may invest money and earn a fixed rate of return.



GOOD ORDER - Fully and accurately completed forms applicable to any given transaction or request received by us.





INCOME PHASE - The period beginning on the Annuity Date during which we make annuity income payments to you.



INSURABLE INTEREST - Evidence that the Owner(s), Annuitant(s) or Beneficiary(ies) will suffer a financial loss at the death of the life that triggers the death benefit. Generally, we consider an interest insurable if a familial relationship and/or an economic interest exists. A familial relationship generally includes those persons related by blood or by law. An economic interest exists when the Owner has a lawful and substantial economic interest in having the life, health or bodily safety of the insured life preserved.



LATEST ANNUITY DATE - Your 95th birthday or tenth contract anniversary, whichever is later.





MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.



MASTER FUNDS - Funds of the American Funds Insurance Series in which the Feeder Funds invest.



NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").



NYSE - New York Stock Exchange



OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.




PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.


SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account is divided into Variable Portfolios.



TRUSTS - Collectively refers to the Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., SunAmerica Series Trust and Van Kampen Life Investment Trust.





UNDERLYING FUNDS - The underlying investment portfolios of the Trusts in which the Variable Portfolios invest.



VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Variable Portfolio invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   HIGHLIGHTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The Polaris Platinum III Variable Annuity is a contract between you and the Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.



FREE LOOK: You may cancel your contract within 10 days after receiving it (or whatever period is required in your state), and not be charged a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payments. We will return your original Purchase Payments if required by law. PLEASE SEE FREE LOOK IN THE PROSPECTUS.



EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $35 contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. We also deduct separate account charges which equal 1.30% annually of the average daily value of your contract allocated to the Variable Portfolios. If you elect optional features available under the contract, we may charge additional fees for those features. A separate withdrawal charge schedule applies to each Purchase Payment. Your contract provides for a free withdrawal amount each year. Withdrawal charges no longer apply to that Purchase Payment after a Purchase Payment has been in the contract for seven complete years. There are investment charges on amounts invested in the Variable Portfolios including 12b-1 fees of up to 0.25%. PLEASE SEE THE FEE TABLE, PURCHASING A POLARIS PLATINUM III VARIABLE ANNUITY, FREE WITHDRAWAL PROVISION AND EXPENSES IN THE PROSPECTUS.


ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Annuity income payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

OPTIONAL LIVING BENEFITS: You may elect one of the optional living benefits available under your contract for an additional fee. These living benefits are designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. These benefits can provide a guaranteed income stream that may last as long as you live. PLEASE SEE OPTIONAL LIVING BENEFITS IN THE PROSPECTUS.

DEATH BENEFIT: A standard death benefit is available and in addition, an enhanced additional optional death benefit is available for an additional fee. These benefits are designed to protect your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you are ready to begin taking annuity income payments, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.


INQUIRIES: If you have questions about your contract, call your financial representative or contact us at Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.



PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX C BELOW FOR STATE SPECIFIC INFORMATION.




THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.


IF YOU WOULD LIKE MORE INFORMATION REGARDING HOW MONEY IS SHARED AMONGST OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.


PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT. IF APPLICABLE, YOU MAY ALSO BE SUBJECT TO STATE PREMIUM TAXES.(1)

MAXIMUM OWNER TRANSACTION EXPENSES

MAXIMUM WITHDRAWAL CHARGES (AS A PERCENTAGE
  OF EACH PURCHASE PAYMENT)(2)..............   7%





TRANSFER FEE


$25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.

CONTRACT MAINTENANCE FEE(3)................  $35





SEPARATE ACCOUNT ANNUAL EXPENSES

(deducted from the average daily ending net asset value allocated to the Variable Portfolios)


Separate Account Charge(4)...............   1.30%
Optional Maximum Anniversary Value Death
  Benefit Fee............................   0.25%
Optional Combination HV & Roll-Up Death
  Benefit Fee............................   0.65%
MAXIMUM SEPARATE ACCOUNT ANNUAL
  EXPENSES(5)............................   1.95%








ADDITIONAL OPTIONAL FEATURE FEES



You may elect one of the following optional living benefits below:


OPTIONAL MARKETLOCK INCOME PLUS FEE
(calculated as a percentage of the Income Base)(6)

NUMBER OF COVERED PERSONS                               ANNUALIZED FEE
-------------------------                            --------------------
For One Covered Person............................           1.10%
For Two Covered Persons...........................           1.35%


OPTIONAL MARKETLOCK FOR LIFE PLUS FEE
(calculated as a percentage of the Income Base)(6)

NUMBER OF COVERED PERSONS                               ANNUALIZED FEE
-------------------------                            --------------------
For One Covered Person............................           0.95%
For Two Covered Persons...........................           1.25%


OPTIONAL MARKETLOCK FOR LIFE FEE
(calculated as a percentage of the Income Base)(7)

NUMBER OF COVERED PERSONS                               ANNUALIZED FEE
-------------------------                            --------------------
For One Covered Person............................           0.70%
For Two Covered Persons...........................           0.95%



UNDERLYING FUND EXPENSES
(AS OF DECEMBER 31, 2008)




THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES (INCLUDING MASTER FUND EXPENSES, IF APPLICABLE) CHARGED BY THE UNDERLYING FUNDS OF THE TRUSTS, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH OF THE TRUSTS. PLEASE READ THEM CAREFULLY BEFORE INVESTING.


TOTAL ANNUAL UNDERLYING FUND
EXPENSES(8)                         MINIMUM   MAXIMUM
----------------------------        -------   -------
(expenses that are deducted from
Trust assets, including
management fees, 12b-1 fees, if
applicable, and other expenses)..    0.72%     1.85%





FOOTNOTES TO THE FEE TABLE:


 (1) State premium taxes of up to 3.5% of your Purchase Payments may be deducted when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE PREMIUM TAX AND STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW.



 (2) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 7 years as follows:



YEARS SINCE RECEIPT:..............................................   1    2    3    4    5    6    7    8+
                                                                     7%   6%   6%   5%   4%   3%   2%   0%




     Your contract provides for a free withdrawal amount each year. PLEASE SEE FREE WITHDRAWAL PROVISION BELOW.


 (3) The contract maintenance fee may be waived if contract value is $50,000 or more.

 (4) If you do not elect any optional features, your total separate account annual expenses would be 1.30%.


 (5) The Maximum Separate Account Annual Expenses reflect election of the Combination HV & Roll-Up death benefit which has the highest fee of the optional death benefits. This feature is not available on contracts issued in Washington.

 (6) MarketLock Income Plus and MarketLock For Life Plus are optional guaranteed minimum withdrawal benefits. The initial Income Base is equal to the first Purchase Payment. The Income Base is increased by subsequent Purchase Payments received in years 1-5, capped at the first contract year's Purchase Payments, adjusted for excess withdrawals during the applicable period. On each contract anniversary during the first 5 years, the Income Base is increased to the greater of (a) or (b), where (a) is the highest contract anniversary value (including Purchase Payments received in years 1-5, capped at the first contract year's Purchase Payments, less Purchase Payments in excess of the annual cap in contract years 2-5 and all Purchase Payments after the first 5 contract years) and (b) is the current Income Base plus an additional amount, if eligible; and adjusted for excess withdrawals during the applicable period. On the 12th contract anniversary, the Income Base will be increased to at least 200% of the Purchase Payments made in the first contract year, provided no withdrawals are taken prior to that anniversary. The annualized fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. Excess withdrawals refer to amounts exceeding the maximum annual amount available at the time of withdrawal under this feature.



 (7) MarketLock For Life is an optional guaranteed minimum withdrawal benefit. The initial Income Base is equal to the first Purchase Payment. The Income Base is increased by subsequent Purchase Payments received in years 1-5, capped at the first contract year's Purchase Payments, adjusted for excess withdrawals during the applicable period. On each contract anniversary during the first 5 years, the Income Base in increased to the greater of
     (a) or (b), where (a) in the highest contract anniversary value (including Purchase Payments received in years 1-5, capped at the first year's Purchase Payments, less Purchase Payments in excess of the annual cap in contract year's 2-5 and all Purchase Payments after the first 5 years) and
     (b) is the current Income Base; adjusted for excess withdrawals during the applicable period. The annualized fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. Excess withdrawals refer to amounts exceeding the maximum annual amount available at the time of the withdrawal under this feature.



 (8) The maximum expense is for an American Funds SAST Master-Feeder Underlying Fund. SAAMCo has entered into a contractual agreement with SunAmerica Series Trust under which it will waive 0.70% of its advisory fee for such time as the Underlying Fund is operated as a Feeder Fund. This fee waiver will continue as long as the Underlying Fund is part of a Master-Feeder structure unless the Board of SunAmerica Series Trust approves a change in or elimination of the waiver. If the fee waiver was reflected in the maximum expense, the expense would be lower.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES

(assuming separate account annual expenses of 1.55% (including the optional Maximum Anniversary Value death benefit), MarketLock Income Plus (1.35%) and investment in an Underlying Fund with total expenses of 1.85%)


(1) If you surrender your contract at the end of the applicable time period:


1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
$1,180     $2,044     $2,812     $4,848




(2) If you do not surrender or annuitize your contract at the end of the applicable time period:(5)



1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $480      $1,444     $2,412     $4,848





MINIMUM EXPENSE EXAMPLES
(assuming minimum separate account annual expenses of 1.30%, no election of optional features and investment in an Underlying Fund with total expenses of 0.72%)


(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $910      $1,249     $1,514     $2,400


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $210       $649      $1,114     $2,400



EXPLANATION OF FEE TABLE AND EXPENSE EXAMPLES


1. The purpose of the Fee Table and Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Fee Table and Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $50,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.


2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Expense Examples.


3. If you elected other optional features, your expenses would be lower than those shown in the Maximum Expense Examples. The Maximum Expense Examples assume that the Income Base, which is used to calculate the MarketLock Income Plus fee, equals contract value and that no withdrawals are taken during the stated period.


4. The Maximum Expense Examples do not reflect election of the Combination HV & Roll-Up Death Benefit which would result in 1.95% maximum separate account expenses because this death benefit cannot be elected with any optional living benefit.



5. You do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.


THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

AS OF THE DATE OF THIS PROSPECTUS, SALES IN THIS CONTRACT HAVE NOT YET BEGUN. THEREFORE, CONDENSED FINANCIAL INFORMATION IS NOT YET AVAILABLE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            THE POLARIS PLATINUM III
                                VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

When you purchase a variable annuity, a contract exists between you and the Company. You are the Owner of the contract. The contract provides several main benefits:

     - Optional Living Benefit: If you elect an optional living benefit, the Company guarantees to provide a guaranteed income stream or other benefits in the event your contract value declines due to unfavorable investment performance.

     - Death Benefit: If you die during the Accumulation Phase, the Company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - Tax Deferral: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you contribute to your retirement savings. This variable annuity works in two stages: the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make Purchase Payments into the contract and build retirement savings. The Income Phase begins when you start taking annuity income payments.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to a Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, PLEASE SEE INVESTMENT OPTIONS BELOW.


This variable annuity is designed to assist in contributing to retirement savings of investors whose personal circumstances allow for a long-term investment horizon. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. PLEASE SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period, PLEASE SEE FEE TABLE ABOVE. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        PURCHASING A POLARIS PLATINUM III
                                VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.



The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-Qualified for tax purposes. FOR FURTHER EXPLANATION, PLEASE SEE TAXES BELOW.



-------------------------------------------------------------------
                                                     MINIMUM
                          MINIMUM INITIAL           SUBSEQUENT
                          PURCHASE PAYMENT       PURCHASE PAYMENT
-------------------------------------------------------------------
      Qualified                $4,000                  $250
-------------------------------------------------------------------
    Non-Qualified             $10,000                  $500
-------------------------------------------------------------------





Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.


We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept Purchase Payments greater than $250,000. Purchase Payments that would cause total Purchase Payments in all contracts issued by the Company or its affiliate, First SunAmerica Life Insurance Company, to the same owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. In addition, for any contracts that meet or exceed these dollar amount limitations, we further reserve the right to impose certain limitations on available living benefits under the contract. The terms creating any limit on the maximum death or living benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

NON-NATURAL OWNERSHIP

A trust, corporation or other non-natural entity may only purchase this contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected. FOR MORE INFORMATION ON NON-NATURAL OWNERSHIP, PLEASE SEE TAXES BELOW.

MAXIMUM ISSUE AGE

We will not issue a contract to anyone age 86 or older on the contract issue date. We will not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits.

TERMINATION FOR FRAUD

The Company reserves the right to terminate the contract at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the contract.



JOINT OWNERSHIP AND ASSIGNMENT OF THE CONTRACT


We allow this contract to be jointly owned. We require that the joint Owners be spouses except in states that allow non-spouses to be joint Owners. The age of the older Owner is used to determine the availability of most age driven benefits. The addition of a joint Owner after the contract has been issued is contingent upon prior review and approval by the Company.



Certain states require that the benefits and features of the contract be made available to domestic or civil union partners ("Domestic Partners") who qualify for treatment as, or are equal to, spouses under state law. However, Domestic Partners should consult with their tax advisor and/or financial representative as they are not eligible for spousal continuation under the contract as allowed by the Internal Revenue Code. Therefore, the ability of Domestic Partners to fully benefit from certain benefits and features of the contract, such as optional living benefits, if applicable, that guarantee withdrawals over two lifetimes may be limited by the conflict between certain state and federal laws.


You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We reserve the right not to recognize assignments if it changes the risk profile of the owner of the contract, as determined in our sole discretion or if not permitted by the Internal Revenue Code. PLEASE SEE THE STATEMENT OF ADDITIONAL INFORMATION FOR DETAILS ON THE TAX CONSEQUENCES OF AN ASSIGNMENT. You should consult a qualified tax advisor before assigning the contract.




ALLOCATION OF PURCHASE PAYMENTS


In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us.

An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two business days after the next business day. We allocate your initial Purchase Payments as of the date such Purchase Payments are priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days, we will send your money back to you, or obtain your permission to keep your money until we get the information necessary to issue the contract.


Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next business day. We invest your subsequent Purchase Payments in the Variable Portfolios and Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your allocation instructions on file. PLEASE SEE INVESTMENT OPTIONS BELOW.





Purchase Payments submitted by check can only be accepted by the Company at the Payment Center at the following address:



SunAmerica
P.O. Box 100330
Pasadena, CA 91189-0330





Purchase Payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.

Overnight deliveries of Purchase Payments can only be accepted at the following address:



SunAmerica
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0330



Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.





ACCUMULATION UNITS


When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before that day's Market Close, or on the next business day's unit value if we receive your money after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.


EXAMPLE:




We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.


FREE LOOK


You may cancel your contract within ten days after receiving it. We call this a "free look." Your state may require a longer free look period. Please check with your financial representative. To cancel, you must mail the contract along with your written free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, generally we will refund to you the value of your contract on the day we receive your request in Good Order at the Annuity Service Center.


Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. If your contract was issued in a state requiring return of Purchase Payments or as an IRA, and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract on the day we receive your request in Good Order at the Annuity Service Center.


With respect to those contracts, we reserve the right to invest your money in the Cash Management Variable Portfolio during the free look period. If we place your money in the Cash Management Variable Portfolio during the free look period, we will allocate your money according to your instructions at the end of the applicable free look period.




EXCHANGE OFFERS


From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

IMPORTANT INFORMATION FOR MILITARY SERVICEMEMBERS


If you are an active duty full-time servicemember, and are considering the purchase of this contract, please read the following important information before investing. Subsidized life insurance is available to members of the Armed Forces from the Federal Government under the Servicemembers' Group Life Insurance program (also referred to as "SGLI"). More details may be obtained on-line at the following website: www.insurance.va.gov. This contract is not offered or provided by the Federal Government and the Federal Government has in no way sanctioned, recommended, or encouraged the sale of this contract. No entity has received any referral fee or incentive compensation in connection with the offer or sale of this contract, unless that entity has a selling agreement with the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               INVESTMENT OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


VARIABLE PORTFOLIOS


The Variable Portfolios invest in the Underlying Funds of the Trusts. Additional Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by the Company and other affiliated and unaffiliated insurance companies. Neither the Company nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The Trusts are monitored for potential conflicts. The Trusts may have other Underlying Funds, in addition to those listed here, that are not available for investment under this contract.


The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the investment adviser and/or subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.


We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We offer Underlying Funds of the Anchor Series Trust and SunAmerica Series Trust at least in part because they are managed by SunAmerica Asset Management Corp.


You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

During periods of low short-term interest rates, and in part due to contract fees and expenses, the yield of the Cash Management Variable Portfolio may become extremely low and possibly negative. In the case of negative yields, your investment in the Cash Management Variable Portfolio will lose value.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

     ANCHOR SERIES TRUST - CLASS 3




     SunAmerica Asset Management Corp. ("SAAMCo"), an indirect wholly-owned subsidiary of AIG, is the investment adviser and various managers are the subadviser to Anchor Series Trust ("AST").


     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2

     Franklin Advisers, Inc. is the investment adviser to Franklin Income Securities Fund.

     Franklin Templeton VIP Founding Funds Allocation Funds ("VIP Founding Funds") is structured as a fund-of-funds. A fund-of-funds invests in other underlying funds. Expenses for a fund-of-funds may be higher than that for other funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests. The administrator for the VIP Founding Funds is Franklin Templeton Services, LLC. Franklin Templeton Services, LLC may receive assistance from Franklin Advisers, Inc. in monitoring the underlying funds and the VIP Founding Fund's investment in the underlying funds. Each underlying fund of the VIP Founding Funds has its own investment adviser.

     Please see the Franklin Templeton Variable Insurance Products prospectus for details.

     LORD ABBETT SERIES FUND, INC. - CLASS VC

     Lord, Abbett & Co. LLC is the investment adviser to Lord Abbett Series Fund, Inc. ("LASF").

     SUNAMERICA SERIES TRUST - CLASS 3


     SAAMCo is the investment adviser and various managers are the subadvisers to SunAmerica Series Trust ("SAST"). SAST offers master-feeder funds. Capital Research and Management Company is the investment adviser of the Master Fund in which the Feeder Funds invest. SAAMCo is the investment adviser to the Feeder Funds.



     Unlike other Underlying Funds, the Feeder Funds do not buy individual securities directly. Rather, each Feeder Fund invests all of its investment assets in a corresponding Master Fund of American Funds Insurance Series ("AFIS"), which invests directly in individual securities.

     Under the Master-Feeder structure, you pay the fees and expenses of both the Feeder Fund and the Master Fund. As a result, you will pay higher fees and expenses under a Master-Feeder structure than if you invested in an Underlying Fund that invests directly in the same individual securities as the Master Fund. You should know that we offer other variable annuity contracts which include Variable Portfolios that invest directly in the Master Funds without investing through a Feeder Fund and they currently assess lower fees and expenses than the Master-Feeder Funds.



     Each Feeder Fund may withdraw all its assets from a Master Fund if the Board of Directors ("Board") of the Feeder Fund determines that it is in the best interest of the Feeder Fund and its shareholders to do so. If a Feeder Fund withdraws its assets from a Master Fund and the Board of the Feeder Fund approved SAAMCo as investment adviser to the Feeder Fund, SAAMCo would be fully compensated for its portfolio management services. PLEASE SEE THE TRUST'S PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION for more discussion of the Master-Feeder structure.


     VAN KAMPEN LIFE INVESTMENT TRUST - CLASS II

     Van Kampen Asset Management is the investment adviser to Van Kampen Life Investment Trust ("VKT").



           (PLEASE SEE NEXT PAGE FOR FULL LIST OF INVESTMENT OPTIONS)

UNDERLYING FUNDS                                         MANAGED BY:                                      TRUST    ASSET CLASS
----------------                                         -----------                                     ------    -----------
Aggressive Growth                                        SunAmerica Asset Management Corp.               SAST      STOCK
Alliance Growth                                          AllianceBernstein, L.P.                         SAST      STOCK
American Funds Asset Allocation SAST                     Capital Research and Management Company         SAST      BALANCED
American Funds Global Growth SAST                        Capital Research and Management Company         SAST      STOCK
American Funds Growth-Income SAST                        Capital Research and Management Company         SAST      STOCK
American Funds Growth SAST                               Capital Research and Management Company         SAST      STOCK
Asset Allocation                                         Edge Asset Management, Inc.                     AST       BALANCED
Balanced                                                 J.P. Morgan Investment Management Inc.          SAST      BALANCED
Blue Chip Growth                                         SunAmerica Asset Management Corp.               SAST      STOCK
Capital Appreciation                                     Wellington Management Company, LLP              AST       STOCK
Capital Growth                                           OppenheimerFunds, Inc.                          SAST      STOCK
Cash Management                                          Columbia Management Advisors, LLC               SAST      CASH
Corporate Bond                                           Federated Equity Management Company             SAST      BOND
Davis Venture Value                                      Davis Selected Advisers, L.P.                   SAST      STOCK
"Dogs" of Wall Street                                    SunAmerica Asset Management Corp.               SAST      STOCK
Emerging Markets                                         Putnam Investment Management, LLC               SAST      STOCK
Equity Opportunities                                     OppenheimerFunds, Inc.                          SAST      STOCK
Foreign Value                                            Templeton Investment Counsel, LLC               SAST      STOCK
Franklin Income Securities Fund                          Franklin Advisers, Inc.                         FTVIPT    BALANCED
Franklin Templeton VIP Founding Funds Allocation Fund    Franklin Templeton Services, LLC                FTVIPT    BALANCED
Fundamental Growth                                       Wells Capital Management Inc.                   SAST      STOCK
Global Bond                                              Goldman Sachs Asset Management International    SAST      BOND
Global Equities                                          J.P. Morgan Investment Management Inc.          SAST      STOCK
Government and Quality Bond                              Wellington Management Company, LLP              AST       BOND
Growth-Income                                            AllianceBernstein, L.P.                         SAST      STOCK
Growth Opportunities                                     Morgan Stanley Investment Management Inc.       SAST      STOCK
Growth                                                   Wellington Management Company, LLP              AST       STOCK
High-Yield Bond                                          SunAmerica Asset Management Corp.               SAST      BOND
International Diversified Equities                       Morgan Stanley Investment Management Inc.       SAST      STOCK
International Growth and Income                          Putnam Investment Management, LLC               SAST      STOCK
Lord Abbett Growth and Income                            Lord, Abbett & Co. LLC                          LASF      STOCK
Marsico Focused Growth                                   Marsico Capital Management, LLC                 SAST      STOCK
MFS Massachusetts Investors Trust                        Massachusetts Financial Services Company        SAST      STOCK
MFS Total Return                                         Massachusetts Financial Services Company        SAST      BALANCED
Mid-Cap Growth                                           J.P. Morgan Investment Management Inc.          SAST      STOCK
Natural Resources                                        Wellington Management Company, LLP              AST       STOCK
Real Estate                                              Davis Selected Advisers, L.P.                   SAST      STOCK
Small & Mid Cap Value                                    AllianceBernstein, L.P.                         SAST      STOCK
Small Company Value                                      Franklin Advisory Services, LLC                 SAST      STOCK
Technology                                               Columbia Management Advisors, Inc.              SAST      STOCK
Telecom Utility                                          Massachusetts Financial Services Company        SAST      STOCK
Total Return Bond                                        Pacific Investment Management Company LLC       SAST      BOND
Van Kampen LIT Capital Growth, Class II Shares           Van Kampen Asset Management                     VKT       STOCK
Van Kampen LIT Comstock, Class II Shares                 Van Kampen Asset Management                     VKT       STOCK
Van Kampen LIT Growth and Income, Class II Shares        Van Kampen Asset Management                     VKT       STOCK





YOU SHOULD READ THE ACCOMPANYING PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS, INCLUDING EACH UNDERLYING FUND'S INVESTMENT OBJECTIVE AND RISK FACTORS. YOU ALSO SHOULD READ THE ACCOMPANYING PROSPECTUS FOR THE MASTER FUNDS CAREFULLY. THE MASTER FUNDS' PROSPECTUS CONTAINS DETAILED INFORMATION ABOUT THE INVESTMENT OBJECTIVES AND RISK FACTORS OF THE MASTER FUNDS IN WHICH THE FEEDER FUNDS CURRENTLY INVEST.

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS


We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, as amended, we may be required to obtain SEC approval or your approval.





FIXED ACCOUNTS


Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the minimum guaranteed interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account, if available, or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.

We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.

If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to invest into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.




DOLLAR COST AVERAGING FIXED ACCOUNTS



You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600, for the 12-month DCA Fixed Account ("1-Year DCA Fixed Account") is $1,200 and the 24-month DCA Fixed Account ("2-Year DCA Fixed Account") is $2,400. Purchase Payments less than these minimum amounts will automatically be allocated to the Variable Portfolios according to your instructions or your current allocation instruction on file. The 2-Year DCA Fixed Account may not be available in your state or through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability.


DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. PLEASE SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to the Variable Portfolios over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to the Variable Portfolios. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM


The DCA program allows you to invest gradually in the Variable Portfolios at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, Fixed Account or DCA Fixed Account ("source account") to any other Variable Portfolio ("target account"). Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Fixed Accounts are not available as target accounts for the DCA program. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.

We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or Fixed Account into a DCA Fixed Account.

If you choose to allocate subsequent Purchase Payments to an active DCA program with a Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply. Further, we will begin transferring that subsequent Purchase Payment into your target allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).

You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.




     EXAMPLE OF DCA PROGRAM:


     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

----------------------------------------------------------------
     MONTH           ACCUMULATION UNIT         UNITS PURCHASED
----------------------------------------------------------------

       1                  $ 7.50                     100
       2                  $ 5.00                     150
       3                  $10.00                      75
       4                  $ 7.50                     100
       5                  $ 5.00                     150
       6                  $ 7.50                     100

----------------------------------------------------------------


     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

POLARIS PORTFOLIO ALLOCATOR PROGRAM




PROGRAM DESCRIPTION



The Polaris Portfolio Allocator program may be offered to you at no additional cost to assist in diversifying your investment across various asset classes. The Polaris Portfolio Allocator program allows you to choose from one of the four Portfolio Allocator models designed to assist in meeting your stated investment goals. Each Portfolio Allocator model is comprised of a carefully selected combination of Variable Portfolios representing various asset classes. The models allocate amongst the various asset classes to attempt to match certain combinations of investors' investment time horizon and risk tolerance. Please consult your financial representative about investment in the Polaris Portfolio Allocator program.





ENROLLING IN THE POLARIS PORTFOLIO ALLOCATOR PROGRAM


You may enroll in the Polaris Portfolio Allocator program by selecting the Portfolio Allocator model on the contract application form. You and your financial representative should determine the model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a model by providing a written reallocation request, calling our Annuity Service Center or logging onto our website.


You may also choose to invest gradually into a Portfolio Allocator model through the DCA program. PLEASE SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE.


You may only invest in one Portfolio Allocator model at a time. Participation in this program requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in a Portfolio Allocator model. If you attempt to split your investment in one or more Portfolio Allocator models, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. Additionally, if you invest in any Variable Portfolios in addition to investing in a Portfolio Allocator model, such an investment may no longer be consistent with the Portfolio Allocator model's intended objectives. You can transfer 100% of your investment from one Portfolio Allocator model to a different Portfolio Allocator model at any time.

WITHDRAWALS


You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected Portfolio Allocator model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Portfolio Allocator model, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. Withdrawals may be subject to a withdrawal charge. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.




REBALANCING THE MODELS


You can elect to have your investment in the Portfolio Allocator models rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Portfolios of the model you selected. If you choose to make investments outside of a Portfolio Allocator model, only those Variable Portfolios within the Portfolio Allocator model you selected will be rebalanced. Investments in other Variable Portfolios not included in the Portfolio Allocator model cannot be rebalanced if you wish to maintain your current Portfolio Allocator model allocations.


Over time, the Portfolio Allocator model you select may no longer align with its original investment objective due to the effects of Variable Portfolio performance and changes in the Variable Portfolio's investment objectives. Therefore, if you do not elect to have your investment in the Portfolio Allocator model rebalanced at least annually, then your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. In addition, your investment goals, financial situation and risk tolerance may change. You should consult with your financial representative about how to keep your Portfolio Allocator model's allocations in line with your investment goals. Finally, changes in investment objectives or management of the underlying funds in the models may mean that, over time, the models no longer are consistent with their original investment goals.



If you elect an optional living benefit, you may elect a model that complies with the investment requirements of the optional living benefit. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.





IMPORTANT INFORMATION ABOUT THE POLARIS PORTFOLIO ALLOCATOR PROGRAM


The Portfolio Allocator models are not intended as investment advice about investing in the Variable Portfolios, and we do not provide investment advice regarding whether a Portfolio Allocator model should be revised or whether it remains appropriate to invest in accordance with any particular Portfolio Allocator model.

The Polaris Portfolio Allocator program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Portfolio Allocator models may have been built. Also, allocation to a single asset class may outperform a model, so that you could have better investment returns investing in a single asset class than in a Portfolio Allocator model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular Portfolio Allocator model will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Portfolio Allocator models represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Portfolio Allocator models meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Portfolio Allocator models can be obtained from your financial representative.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS PORTFOLIO ALLOCATOR PROGRAM AT ANY TIME.

POLARIS PORTFOLIO ALLOCATOR MODELS

----------------------------------------------------------------------------------------
         VARIABLE PORTFOLIOS            MODEL 1      MODEL 2      MODEL 3      MODEL 4
----------------------------------------------------------------------------------------
 American Funds Global Growth SAST          6%           9%           9%          10%
----------------------------------------------------------------------------------------
 American Funds Growth SAST                 3%           4%           4%           5%
----------------------------------------------------------------------------------------
 American Funds Growth-Income SAST          1%           1%           1%           2%
----------------------------------------------------------------------------------------
 Blue Chip Growth                           2%           2%           2%           3%
----------------------------------------------------------------------------------------
 Capital Appreciation                       2%           3%           3%           4%
----------------------------------------------------------------------------------------
 Corporate Bond                             8%           7%           5%           0%
----------------------------------------------------------------------------------------
 Davis Venture Value                        4%           4%           4%           5%
----------------------------------------------------------------------------------------
 Emerging Markets                           0%           0%           2%           3%
----------------------------------------------------------------------------------------
 Foreign Value                              6%           9%          10%          10%
----------------------------------------------------------------------------------------
 Global Bond                                4%           3%           0%           0%
----------------------------------------------------------------------------------------
 Government and Quality Bond               14%           7%           5%           0%
----------------------------------------------------------------------------------------
 Growth Opportunities                       2%           3%           4%           5%
----------------------------------------------------------------------------------------
 High-Yield Bond                            4%           0%           0%           0%
----------------------------------------------------------------------------------------
 International Diversified Equities         0%           0%           0%           5%
----------------------------------------------------------------------------------------
 Lord Abbett Growth and Income              2%           2%           3%           3%
----------------------------------------------------------------------------------------
 Marsico Focused Growth                     2%           2%           3%           4%
----------------------------------------------------------------------------------------
 MFS Massachusetts Investors Trust          4%           5%           6%           7%
----------------------------------------------------------------------------------------
 Mid-Cap Growth                             0%           0%           0%           2%
----------------------------------------------------------------------------------------
 Real Estate                                3%           4%           4%           5%
----------------------------------------------------------------------------------------
 Small & Mid Cap Value                      5%           6%           7%           8%
----------------------------------------------------------------------------------------
 Small Company Value                        0%           3%           4%           4%
----------------------------------------------------------------------------------------
 Total Return Bond                         18%          15%          12%           2%
----------------------------------------------------------------------------------------
 Van Kampen LIT Comstock, Class II
  Shares                                    4%           5%           6%           6%
----------------------------------------------------------------------------------------
 Van Kampen LIT Growth and Income,
  Class II Shares                           6%           6%           6%           7%
----------------------------------------------------------------------------------------
                               TOTAL      100%         100%         100%         100%
----------------------------------------------------------------------------------------



The Polaris Portfolio Allocator models listed above are those that are currently available. The Polaris Portfolio Allocator models are reconfigured annually. However, once you invest in a Polaris Portfolio Allocator model, the percentages of your contract value allocated to each Variable Portfolio within a model will not be changed by us. You should speak with your financial representative about how to keep the Variable Portfolio allocations in each Polaris Portfolio Allocator model in line with your investment goals over time.





TRANSFERS DURING THE ACCUMULATION PHASE



Subject to our rules, restrictions and policies described below, during the Accumulation Phase, you may transfer funds between the Variable Portfolios and/or any available Fixed Accounts by telephone (800) 445-7862, through the Company's website (www.sunamerica.com), by U.S. Mail addressed to our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299 or by facsimile. All transfer instructions submitted via facsimile must be sent to
(818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet unless you tell us not to on your contract application. If your contract was issued in the state of New York, we may accept transfers by telephone if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.


Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.

Funds already in your contract cannot be transferred into the DCA Fixed
Accounts.

You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well.


There is no charge for your first 15 transfers. We charge for transfers in excess of 15 in any contract year. The fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.


SHORT-TERM TRADING POLICIES

We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading which are summarized below.


The first 15 transfers in a rolling 12-month look-back period ("12-Month Rolling Period") can be made by telephone, through the Company's website, or in writing by mail or by facsimile. The 15th transfer in a 12-Month Rolling Period triggers the U.S. Mail method of transfer. Therefore, once you make the 15th transfer in a 12-Month Rolling Period, all transfers must be submitted by United States Postal Service first-class mail ("U.S. Mail") for 12-months following the date of the 15th transfer ("Standard U.S. Mail Policy").



For example, if you made a transfer on August 16, 2008 and within the previous twelve months (from August 17, 2007 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2008 must be submitted by U.S. Mail (from August 17, 2008 through August 16,
2009).



U.S. Mail includes any postal service delivery method that offers delivery no sooner than United States Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer.



All transfers made on the same day prior to Market Close are considered one transfer request for purposes of applying the Short-Term Trading policy and calculating the number of free transfers. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy.



We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.


We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which appear to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make; (2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request;
(4) terminate your transfer privileges; and/or (5) request that you surrender your contract. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject transfers or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.



Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.

The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.

WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.


UNDERLYING FUNDS' SHORT-TERM TRADING POLICIES


Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.

Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

Many investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund. If an Underlying Fund believes that an omnibus order we submit may reflect transfer requests from owners engaged in Short-Term Trading, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.




AUTOMATIC ASSET REBALANCING PROGRAM


Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing Program, you may elect to have your investments in the Variable Portfolios periodically rebalanced to return your allocations to the percentages given at your last instructions for no additional charge. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios resulting from your transfer ("Default Rebalancing Instructions"). For example, your current contract value is allocated 80% in Variable Portfolio A and 20% in Variable Portfolio B. You request a transfer of 50% from Variable Portfolio A to Variable Portfolio C. Then your Default Rebalancing Instructions would be 40% in Variable Portfolio A, 20% in Variable Portfolio B and 40% in Variable Portfolio C. You may change any applicable Default Rebalancing Instructions at any time by contacting the Annuity Service Center.

Automatic Asset Rebalancing typically involves shifting a portion of your money out of a Variable Portfolio which had higher returns into a Variable Portfolio which had lower returns. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year. If you elect an optional living benefit, we will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

     EXAMPLE OF AUTOMATIC ASSET REBALANCING PROGRAM:

     Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in a bond Variable Portfolio and 50% in a stock Variable Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the bond Variable Portfolio now represents 60% of your holdings because it has increased in value and the growth Variable Portfolio represents 40% of your holdings. If you chose quarterly rebalancing and you have not made any transfer, on the last day of that quarter, we would sell some of your Accumulation Units in the bond Variable Portfolio to bring its holdings back to 50% and use the money to buy more Accumulation Units in the stock Variable Portfolio to increase those holdings to 50%.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.


VOTING RIGHTS


The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


You can access money in your contract by making a partial or total withdrawal, and/or by receiving annuity income payments during the Income Phase. PLEASE SEE ANNUITY INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.



Generally, we deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period. If you surrender your contract, we also deduct premium taxes, if applicable, and a contract maintenance fee, if applicable. PLEASE SEE EXPENSES BELOW.



If you have elected an optional living benefit, you should consider the impact of your withdrawals on the benefit. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.





FREE WITHDRAWAL PROVISION



Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge during the withdrawal charge period. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals or the withdrawal charges applicable upon a full surrender of your contract. As a result, if you surrender your contract in the future, and withdrawal charges are still applicable, you will not receive the benefit of any previous free withdrawals upon a full surrender.



Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule, that are in excess of your free withdrawal amount will result in a withdrawal charge. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the free withdrawal amount during the withdrawal charge period. You should fully discuss this decision with your financial representative.


To determine your free withdrawal amount and your withdrawal charge, we refer to two special terms: "penalty-free earnings" and "total invested amount."

Penalty-free earnings are equal to your contract value less your total invested amount and may be withdrawn free of a withdrawal charge at any time, including upon a full surrender of your contract. Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn free of a withdrawal charge at any time. The total invested amount is the sum of all Purchase Payments less portions of prior withdrawals that reduce your total invested amount as follows:

     - Free withdrawals in any year that were in excess of your penalty-free earnings and were based on the portion of the total invested amount that was no longer subject to withdrawal charges at the time of the withdrawal; and

     - Any prior withdrawals (including withdrawal charges applicable to those withdrawals) of the total invested amount on which you already paid a withdrawal charge.

When you make a withdrawal, we deduct it from penalty-free earnings first, any remaining penalty-free withdrawal amount, and then from the total invested amount on a first-in, first-out basis. This means that you can also access your Purchase Payments, which are no longer subject to a withdrawal charge before those Purchase Payments, which are still subject to the withdrawal charge.

During the first year after we issue your contract, your free withdrawal amount is the greater of:

     (1) your penalty-free earnings; or

     (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount.

After the first contract year, your annual free withdrawal amount is the greater of:

     (1) your penalty-free earnings and any portion of your total invested amount no longer subject to a withdrawal charge; or

     (2) 10% of the portion of your total invested amount that has been in your contract for at least one year.

Although amounts withdrawn free of a withdrawal charge under the 10% provision may reduce Purchase Payments for purposes of calculating amounts available for future withdrawals of earnings, they do not reduce the amount you invested for purposes of calculating the withdrawal charge if you surrender your contract. As a result, if you surrender your contract in the future and withdrawal charges are still applicable, any previous free withdrawals would then be subject to applicable withdrawal charges. We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.


Additionally, if you elect an optional living benefit, withdrawals up to the maximum annual withdrawal amount allowed under your optional living benefit are free of withdrawal charges.





The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. PLEASE SEE EXPENSES BELOW. For the purpose of calculating the withdrawal charge, any prior free withdrawal is not subtracted from the total Purchase Payments still subject to withdrawal charges.


For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no subsequent Purchase Payments and no election of optional features. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In the 3rd contract year, you request a total withdrawal of your contract. We will apply the following calculation:

A-(B x C)=D, where:
    A=Your contract value at the time of your request for withdrawal ($90,000) B=The amount of your Purchase Payments still subject to withdrawal charge
      ($100,000)
    C=The withdrawal charge percentage applicable to the age of each Purchase
      Payment (assuming 6% is the applicable percentage) [B x C=$6,000]
    D=Your full contract value ($84,000) available for total withdrawal

If you surrender your contract, we may also deduct any premium taxes, if applicable. PLEASE SEE EXPENSES BELOW.

Under most circumstances, the partial withdrawal minimum is $1,000. We require that the value left in any Variable Portfolio or Fixed Accounts be at least $100, after the withdrawal and your total contract value must be at least $2,500. The request for withdrawal must be in writing and sent to the Annuity Service Center. For withdrawals of $500,000 and more, you must submit a signature guarantee at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. In the event that a proportionate partial withdrawal would cause the value of any Variable Portfolio or Fixed Account investment to be less than $100, we will contact you to obtain alternate instructions on how to structure the withdrawal.


Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. PLEASE SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.


We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.




SYSTEMATIC WITHDRAWAL PROGRAM



During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $2,500 remaining in your contract at all times. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceeds the free withdrawal amount permitted each year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.


The program is not available to everyone. Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.




NURSING HOME WAIVER


If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge on certain withdrawals prior to the Annuity Date. The waiver applies only to withdrawals made while you are in a nursing home or within 90 days after you leave the nursing home. You cannot use this waiver during the first 90 days after your contract is issued. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract. We will only waive the withdrawal charges on withdrawals or surrenders of contract value paid directly to the contract owner, and not to a third party or other financial services company.

In order to use this waiver, you must submit with your withdrawal request to the Annuity Service Center, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and (3) a bill from the nursing home which shows that you met the 60-day confinement requirement.




MINIMUM CONTRACT VALUE


Where permitted by state law, we may terminate your contract if your contract value is less than $2,500 as a result of withdrawals and/or fees and charges. We will provide you with sixty days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.


QUALIFIED CONTRACT OWNERS



Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. PLEASE SEE TAXES BELOW for a more detailed explanation.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            OPTIONAL LIVING BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


One of the following optional living benefits, all of which are guaranteed minimum withdrawal benefits, is available for election in your contract for an additional fee:



MARKETLOCK INCOME PLUS offers guaranteed lifetime income plus the opportunity to lock in the greater of investment gains or an annual Income Credit for up to 5 or 10 years, even after withdrawals begin. The annual 6% Income Credit is reduced but not eliminated in any contract year in which withdrawals up to the maximum are taken, therefore providing a guarantee that income can increase during the first 10 years even after starting withdrawals. After the first 10 years, the Income Base Evaluation Period may be extended to lock in investment gains on contract anniversaries through age 90. In addition, if no withdrawals are taken during the first 12 years, on the 12th contract anniversary, the Minimum Income Base is equal to 200% of Eligible Purchase Payments.



MARKETLOCK FOR LIFE PLUS offers guaranteed lifetime income plus the opportunity to lock in the greater of investment gains or an annual Income Credit for up to 5 or 10 years, even after withdrawals begin. The annual 6% Income Credit is only available in years that no withdrawals are taken. After the first 10 years, the Income Base Evaluation Period may be extended to lock in investment gains on contract anniversaries through age 90. In addition, if no withdrawals are taken during the first 12 years, on the 12th contract anniversary, the Minimum Income Base is equal to 200% of Eligible Purchase Payments.



MARKETLOCK FOR LIFE offers guaranteed lifetime income based on the contract's highest anniversary value during the contract's first 5 years. After the first 5 years, the Income Base Evaluation Period may be extended to lock in investment gains on contract anniversaries through age 90.



The living benefits described below are designed to help you create a guaranteed income stream that may last as long as you live, or as long as you and your spouse live, even if the entire value of your contract has been reduced to zero, provided withdrawals taken are within the parameters of the feature. Living benefits may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, if you live longer than expected or any combination of these factors. You may never need to rely on these features as its value is dependent on your contract's performance, your withdrawal activity and your longevity.



Living benefits may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or other tax-qualified plans. The features guarantee that only certain Purchase Payments received during the contract's first five years are included in the Income Base, as defined below.



Please remember that all withdrawals, including withdrawals taken under these features, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under these features will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if withdrawals taken are in excess of the contract's free withdrawal amount and the Maximum Annual Withdrawal Amount, as defined below. The sum of withdrawals in any contract year up to the Maximum Annual Withdrawal Amount will not be assessed a withdrawal charge. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.


In addition, any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you must take required minimum distributions and want to ensure that these withdrawals are not considered Excess Withdrawals under the features, your distributions must be set up on the automated monthly minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.

Please note that these features may not be available in your state or through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability and any additional restrictions.

These optional living benefits are designed for individuals or spouses. Thus, if a contract is owned by non-spousal joint Owners or Domestic Partners and either Owner dies, the full contract value must be paid within 5 years of death, in compliance with the IRC, after which time the contract terminates; the surviving owner may not receive the full benefit of the feature.

MARKETLOCK INCOME PLUS

When and how may I elect MarketLock Income Plus?


You may elect MarketLock Income Plus at the time of contract issue (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit.


You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock Income Plus as the "Covered Person(s)." If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect this feature, Covered Persons must meet the age requirement. The age requirement varies depending on the type of contract you purchase and the number of Covered Persons. The tables below provide the age requirement for this feature.

IF YOU ELECT ONE COVERED PERSON:


------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                                 MINIMUM               MAXIMUM
                                                   AGE                 AGE(1)
------------------------------------------------------------------------------------
                One Owner                          45                    80
------------------------------------------------------------------------------------
              Joint Owners
   (based on the age of the older Owner)           45                    80
------------------------------------------------------------------------------------



IF YOU ELECT TWO COVERED PERSONS:


----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                        MINIMUM AGE     MAXIMUM AGE(1)    MINIMUM AGE     MAXIMUM AGE(1)
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
    Joint Owners             45               80               45               85
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------



(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

(2) The age requirement is based solely on the single owner for purposes of issuing the contract with the feature. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How does MarketLock Income Plus work?

MarketLock Income Plus locks in the greater of two values in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. Each consecutive one-year period starting from the Effective Date is considered a Benefit Year. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years) following the Effective Date based on the greater of (1) the highest Anniversary Value, or (2) the Income Base increased by any available Income Credit, as defined below.

You may elect to extend the Income Base Evaluation Period and the Income Credit Period for additional periods. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.

Is there an additional guarantee if I do not take withdrawals for 12 years?

Yes, there is an additional guarantee if you do not take any withdrawals before the 12th Benefit Year anniversary. On the 12th Benefit Year anniversary following the Effective Date, the Income Base will be increased to equal at least 200% of your first Benefit Year's Eligible Purchase Payments ("Minimum Income Base"). You do not need to elect extensions of the Income Base Evaluation Period in order to be eligible to receive the Minimum Income Base.

What determines the maximum amount of withdrawals I can withdraw each year?

The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year without decreasing your Income Base or your Income Credit Base, if applicable. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the tables below.

ONE COVERED PERSON

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
      AGE OF THE COVERED PERSON AT                MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
         Prior to 65th birthday                  4% of Income Base
------------------------------------------------------------------------
        On or after 65th birthday                5% of Income Base
------------------------------------------------------------------------


TWO COVERED PERSONS

If the feature is elected to cover two lives, the following is applicable:

------------------------------------------------------------------------
    AGE OF THE YOUNGER COVERED PERSON
     OR SURVIVING COVERED PERSON AT               MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
         Prior to 65th birthday                  4% of Income Base
------------------------------------------------------------------------
        On or after 65th birthday              4.75% of Income Base
------------------------------------------------------------------------

As the original owner, or Continuing Spouse (with a joint life feature) electing to treat the annuity contract as their own, of a Qualified plan under this annuity contract, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on this contract and using the uniform lifetime table) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal (defined below). Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount (as clarified above) will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK INCOME PLUS?" BELOW.


Are there investment requirements if I elect MarketLock Income Plus?

As long as you have not elected to cancel the feature, you must comply with investment requirements by allocating your investments in one of four ways or if using a DCA Fixed Account or a DCA Program, by indicating your target allocations in one of four ways:

     1. Invest 100% in the Cash Management Variable Portfolio; or

     2. Invest 100% in either Polaris Portfolio Allocator Model 1, 2 or 3; or

     3. Invest 100% in one or a combination of the following balanced Variable
        Portfolios:
        American Funds Asset Allocation SAST
        Asset Allocation
        Balanced
        Franklin Income Securities Fund
        MFS Total Return; or

     4. In accordance with the requirements outlined in the table below:



------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. Bond, Cash and         Minimum 30%      Cash Management
    Fixed                 Maximum 100%      Corporate Bond
    Accounts                                Global Bond
                                            Government and Quality Bond
                                            Total Return Bond

                                            DCA FIXED ACCOUNTS
                                            6-Month DCA
                                            1-Year DCA
                                            2-Year DCA

                                            FIXED ACCOUNTS
                                            1-Year Fixed
------------------------------------------------------------------------------------
 B. Equity Maximum         Minimum 0%       Aggressive Growth
                           Maximum 70%      Alliance Growth
                                            American Funds Asset Allocation SAST
                                            American Funds Global Growth SAST
                                            American Funds Growth SAST
                                            American Funds Growth-Income SAST
                                            Asset Allocation
                                            Balanced
                                            Blue Chip Growth
                                            Capital Appreciation
                                            Davis Venture Value
                                            "Dogs" of Wall Street
                                            Equity Opportunities
                                            Foreign Value
                                            Franklin Income Securities Fund
                                            Franklin Templeton VIP Founding
                                              Funds Allocation Fund
                                            Fundamental Growth
                                            Global Equities
                                            Growth
                                            Growth-Income
                                            High-Yield Bond
                                            International Diversified Equities
                                            International Growth and Income
                                            Lord Abbett Growth and Income
                                            Marsico Focused Growth
                                            MFS Massachusetts Investors Trust
                                            MFS Total Return
                                            Small & Mid Cap Value
                                            Telecom Utility
                                            Van Kampen LIT Capital Growth,
                                              Class II Shares
                                            Van Kampen LIT Comstock,
                                              Class II Shares
                                            Van Kampen LIT Growth and Income,
                                              Class II Shares
------------------------------------------------------------------------------------
 C. Limited Equity         Minimum 0%       Capital Growth
                           Maximum 10%      Emerging Markets
                                            Growth Opportunities
                                            Mid-Cap Growth
                                            Natural Resources
                                            Real Estate
                                            Small Company Value
                                            Technology
------------------------------------------------------------------------------------




If we offer additional allocations that comply with investment requirements in the future, we will give you the opportunity to allocate your investments accordingly.

The Polaris Portfolio Allocator Models are designed to assist in diversifying your investment across various asset classes which may help minimize the risk that your contract value will be reduced to zero before your death. The investment requirements may reduce the need to rely on the guarantees provided by this benefit. You may have better investment returns investing in a single asset class or in Variable Portfolios that are not available for investment under this feature. You should consult with your financial representative to assist you in determining whether the Polaris Portfolio Allocator Models are suited for your financial needs and risk tolerance. For details regarding the investment allocations of the Polaris Portfolio Allocator Models, PLEASE SEE POLARIS PORTFOLIO ALLOCATOR PROGRAM ABOVE.


Your allocation instructions accompanying any Purchase Payment as well as target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, described above, in order for your application or subsequent Purchase Payment(s) to be considered in Good Order. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS ABOVE. We will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. We require quarterly rebalancing because market performance and transfer and withdrawal activity may result in your contract's allocations going outside these restrictions. Quarterly rebalancing will ensure that your allocations will continue to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your most current and compliant Automatic Asset Rebalancing instructions on file, after any of the following transactions:


     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.

Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios resulting from your transfer within the Variable Portfolios ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM ABOVE. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent that Variable Portfolios are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements due to deletions, substitutions, mergers or reorganizations at least 30 days in advance.

How are the components for MarketLock Income Plus calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Value, as defined below. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.

SECOND, we consider the INCOME CREDIT PERIOD and the INCOME BASE EVALUATION PERIOD. The Income Credit Period is the period of time over which we calculate the Income Credit. The Income Base Evaluation Period is the period of time over which we consider Anniversary Values and if applicable and greater, the Income Base plus any available Income Credit. The initial Income Credit Period and the initial Income Base Evaluation Period begin on the Effective Date and end 5 years later. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments.


FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. The Income Base is increased by each subsequent Eligible Purchase Payment, less proportionate adjustments for Excess Withdrawals, as defined below. On each Benefit Year anniversary, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit as defined below.


FIFTH, we determine the INCOME CREDIT BASE which is used solely as a basis for calculating the Income Credit during an Income Credit Period. The initial Income Credit Base is equal to the first Eligible Purchase Payment. The Income Credit Base is increased by each subsequent Eligible Purchase

Payment less proportionate adjustments for Excess Withdrawals, as defined below.


SIXTH, we determine the INCOME CREDIT which is an amount equal to 6% ("Income Credit Percentage") of the Income Credit Base, on each Benefit Year anniversary during an Income Credit Period. If you take withdrawals in a Benefit Year that are in total less than or equal to the Maximum Annual Withdrawal Amount, the Income Credit Percentage on the Benefit Year anniversary is reduced by a percentage calculated as the sum of all withdrawals taken during the preceding Benefit Year, divided by the Income Base, prior to determining the Income Base for the next Benefit Year. If you take a withdrawal that is greater than the Maximum Annual Withdrawal Amount in the preceding Benefit Year, the Income Credit is equal to zero.

SEVENTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year following the Effective Date without reducing the Income Base, and if applicable, the Income Credit Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above.

FINALLY, we determine the EXCESS WITHDRAWALS which are withdrawals in excess of the Maximum Annual Withdrawal Amount. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.

How can the Income Base and Income Credit Base be increased?

On each Benefit Year anniversary during an Income Base Evaluation Period, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit.

Maximum Anniversary Value equals the highest Anniversary Value on any Benefit Year anniversary occurring during an Income Base Evaluation Period. On each Benefit Year anniversary during an Income Base Evaluation Period, the Income Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than (a), (b), and (c), where:

     (a) is the cumulative Eligible Purchase Payments; and

     (b) is the current Income Base, increased by the Income Credit, if any; and

     (c) is all previous Anniversary Values during any Income Base Evaluation Period.


On each Benefit Year anniversary during an Income Credit Period, we determine the amount to which the Income Credit Base and/or the Income Base could increase. The components used to determine this amount are:


     (a) the Income Base calculated based on the maximum Anniversary Value; and


     (b) the current Income Base plus the Income Credit, if any.


If (a) is greater than or equal to (b), the Income Credit Base and the Income Base are increased to the current Anniversary Value. If (b) is greater than (a), the Income Base is increased by the Income Credit and the Income Credit Base remains unchanged.

INCREASES TO YOUR INCOME BASE OCCUR ON BENEFIT YEAR ANNIVERSARIES AS DESCRIBED ABOVE. HOWEVER, ELIGIBLE PURCHASE PAYMENTS CAN INCREASE YOUR INCOME BASE AT THE TIME THEY ARE RECEIVED. YOUR INCOME BASE WILL NOT INCREASE EVEN IF YOUR CONTRACT VALUE ON DAYS OTHER THAN THE DAYS IN WHICH WE CONSIDER THE HIGHEST ANNIVERSARY VALUE WAS HIGHER.

In addition, the Income Base can also be increased to at least the Minimum Income Base on the 12th Benefit Year anniversary, PROVIDED NO WITHDRAWALS ARE TAKEN PRIOR TO THAT ANNIVERSARY. If you are eligible for the Minimum Income Base, the Income Base on the 12th Benefit Year anniversary is the greater of (a) and (b), where:

     (a) is the current Income Base, or if the First and Subsequent Extensions were elected, the Income Base calculated based on the maximum Anniversary Value; and

     (b) is the Minimum Income Base.

How do increases and decreases in the Income Base impact the Maximum Annual Withdrawal Amount?

INCREASES IN THE INCOME BASE

In any Benefit Year where Eligible Purchase Payments are allocated to your contract, any remaining withdrawals of the Maximum Annual Withdrawal Amount will be based on the increased Maximum Annual Withdrawal Amount reduced by withdrawals previously taken in that Benefit Year. If the Income Base is increased on a Benefit Year anniversary, the Maximum Annual Withdrawal Amount will be recalculated on that Benefit Year anniversary by multiplying the increased Income Base by the applicable Maximum Annual Withdrawal Percentage.

DECREASES IN THE INCOME BASE


Excess Withdrawals reduce your Income Base on the date the Excess Withdrawal occurs. Any Excess Withdrawal in a Benefit Year reduces the Income Base in the same proportion by which the contract value is reduced by the Excess Withdrawal. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK INCOME PLUS?" BELOW. As a result of a reduction of the Income Base, the new Maximum

Annual Withdrawal Amount will be equal to the reduced Income Base multiplied by the applicable Maximum Annual Withdrawal Percentage. The last recalculated Maximum Annual Withdrawal Amount in a given Benefit Year is available for withdrawal at the beginning of the next Benefit Year and may be lower than your previously calculated Maximum Annual Withdrawal Amount. When the contract value is less than the Income Base, Excess Withdrawals will reduce the Income Base by an amount which is greater than the amount of the Excess Withdrawal. In addition, no Income Credit will be added to the Income Base in that Benefit Year.

What are the effects of withdrawals on MarketLock Income Plus?

The Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base may change over time as a result of the timing and amount of withdrawals. If you take a withdrawal before the 12th Benefit Year Anniversary, your Income Base is not eligible to be increased to the Minimum Income Base.

You may take withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount which will not reduce the Income Base or Income Credit Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature.

The impact of withdrawals and the effect on certain components of MarketLock Income Plus are further explained below:

     INCOME BASE AND INCOME CREDIT BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base will be reduced for those withdrawals. For each Excess Withdrawal taken, the Income Base and Income Credit Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK INCOME PLUS CALCULATED?"). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount is available for withdrawal at the beginning of the next Benefit Year and may be lower than your previous Maximum Annual Withdrawal Amount.

Please remember that all withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND EXPENSES BELOW.

THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.

What is the fee for MarketLock Income Plus?

The fee for MarketLock Income Plus depends on whether you elect to cover one life or two lives, as follows:

------------------------------------------------------------------------
        NUMBER OF COVERED PERSONS                 ANNUALIZED FEE
------------------------------------------------------------------------
 For One Covered Person                        1.10% of Income Base
------------------------------------------------------------------------
 For Two Covered Persons                       1.35% of Income Base
------------------------------------------------------------------------


The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the feature. Once you elect this feature, you will be assessed a non-refundable fee regardless of whether or not you take any withdrawals and/or receive any lifetime annuity income payments under this feature.

An increase in the Income Base due to an adjustment to a higher Anniversary Value, addition of an Income Credit, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee.


If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract or if a death benefit is paid before the end of a contract quarter. If the feature is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in that contract quarter.

Can I extend the Income Base Evaluation Period and Income Credit Period beyond 5 years?

After the initial Income Base Evaluation Period and initial Income Credit Period, you may elect to extend both the Income Base Evaluation Period and Income Credit Period for an additional 5 year period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend only the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of the initial Income Base Evaluation Period and initial Income Credit Period, and prior to the end of each Income Base Evaluation Period you elect to extend thereafter, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each evaluation period. If you elect to extend the evaluation period, you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current evaluation period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above, will not increase by more than 0.25% at the time of First Extension.

If you do not elect the First Extension, Subsequent Extensions are not available for election and the Income Base, will not be adjusted for higher Anniversary Values on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future. If you have not taken any withdrawals prior to the 12th Benefit Year anniversary, your Income Base will be eligible to be increased to the Minimum Income Base even if you have not elected the First Extension.

Can I extend the Income Credit Period beyond 10 years?

No. The Income Credit Period may not be extended after the end of the First Extension. However, the Income Base Evaluation Period as described above may be extended.


PLEASE SEE ADDITIONAL INFORMATION ABOUT THE OPTIONAL LIVING BENEFITS BELOW FOR MORE INFORMATION REGARDING MARKETLOCK INCOME PLUS.


MARKETLOCK FOR LIFE PLUS

When and how may I elect MarketLock For Life Plus?


You may elect MarketLock For Life Plus at the time of contract issue (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit.



You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life Plus as the "Covered Person(s)." If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect this feature, Covered Persons must meet the age requirement. The age requirement varies depending on the type of contract you purchase and the number of Covered Persons. The tables below provide the age requirement for this feature.


IF YOU ELECT ONE COVERED PERSON:


------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                               MINIMUM AGE         MAXIMUM AGE(1)
------------------------------------------------------------------------------------
                One Owner                          45                    80

------------------------------------------------------------------------------------
              Joint Owners
  (based on the age of the older Owner)            45                    80
------------------------------------------------------------------------------------



IF YOU ELECT TWO COVERED PERSONS:


----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                        MINIMUM AGE     MAXIMUM AGE(1)    MINIMUM AGE     MAXIMUM AGE(1)
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
    Joint Owners             45               80               45               85

----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------



(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

(2) Not applicable because feature availability is based on the younger Covered Person. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How does MarketLock For Life Plus work?




MarketLock For Life Plus locks in the greater of two values in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. Each consecutive one-year period starting from the Effective Date is considered a Benefit Year. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years) following the Effective Date based on the greater of (1) the highest Anniversary Value, or (2) the Income Base increased by any available Income Credit, as defined below.



You may elect to extend the Income Base Evaluation Period and the Income Credit Period for additional periods. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.


Is there an additional guarantee if I do not take withdrawals for 12 years?


Yes, there is an additional guarantee if you do not take any withdrawals before the 12th Benefit Year anniversary. On the 12th Benefit Year anniversary following the Effective Date, the Income Base will be increased to equal at least 200% of your first Benefit Year's Eligible Purchase Payments ("Minimum Income Base"). You do not need to elect extensions of the Income Base Evaluation Period in order to be eligible to receive the Minimum Income Base.


What determines the maximum amount I can withdraw each year?

The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year without decreasing your Income Base. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.

ONE COVERED PERSON

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
                                                       MAXIMUM ANNUAL
           AGE OF THE COVERED PERSON AT                  WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday        5% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday                6% of Income Base
------------------------------------------------------------------------


TWO COVERED PERSONS

If the feature is elected to cover two lives, the following is applicable:

------------------------------------------------------------------------
         AGE OF THE YOUNGER COVERED PERSON             MAXIMUM ANNUAL
          OR SURVIVING COVERED PERSON AT                 WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday      4.75% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday              5.75% of Income Base
------------------------------------------------------------------------



As the original owner, or Continuing Spouse (with a joint life feature) electing to treat the annuity contract as their own, of a Qualified plan under this annuity contract, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on this contract and using the uniform lifetime table) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal (defined below). Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount (as clarified above) will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE PLUS?" BELOW.


Are there investment requirements if I elect MarketLock For Life Plus?

As long as you have not elected to cancel the feature, we require that you allocate your investments in accordance with the investment requirements listed below.

INVESTMENT REQUIREMENTS

You may comply with investment requirements by allocating your investments in one of four ways or if using a DCA Fixed Account or a DCA Program, by indicating your target allocations in one of four ways:

     1. Invest 100% in the Cash Management Variable Portfolio; or

     2. Invest 100% in either Polaris Portfolio Allocator Model 1, 2 or 3; or

     3. Invest 100% in one or a combination of the following Balanced Variable
        Portfolios:

        American Funds Asset Allocation SAST
        Asset Allocation
        Balanced
        Franklin Income Securities Fund
        MFS Total Return; or

     4. Invest in accordance with the requirements outlined in the table below:



------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. Bond, Cash and         Minimum 30%      Cash Management
    Fixed                 Maximum 100%      Corporate Bond
    Accounts                                Global Bond
                                            Government and Quality Bond
                                            Total Return Bond

                                            DCA FIXED ACCOUNTS
                                            6-Month DCA
                                            1-Year DCA
                                            2-Year DCA

                                            FIXED ACCOUNTS
                                            1-Year Fixed
------------------------------------------------------------------------------------
 B. Equity Maximum         Minimum 0%       Aggressive Growth
                           Maximum 70%      Alliance Growth
                                            American Funds Asset Allocation SAST
                                            American Funds Global Growth SAST
                                            American Funds Growth SAST
                                            American Funds Growth-Income SAST
                                            Asset Allocation
                                            Balanced
                                            Blue Chip Growth
                                            Capital Appreciation
                                            Davis Venture Value
                                            "Dogs" of Wall Street
                                            Equity Opportunities
                                            Foreign Value
                                            Franklin Income Securities Fund
                                            Franklin Templeton VIP Founding
                                              Funds Allocation Fund
                                            Fundamental Growth
                                            Global Equities
                                            Growth
                                            Growth-Income
                                            High-Yield Bond
                                            International Diversified Equities
                                            International Growth and Income
                                            Lord Abbett Growth and Income
                                            Marsico Focused Growth
                                            MFS Massachusetts Investors Trust
                                            MFS Total Return
                                            Small & Mid Cap Value
                                            Telecom Utility
                                            Van Kampen LIT Capital Growth,
                                              Class II Shares
                                            Van Kampen LIT Comstock,
                                              Class II Shares
                                            Van Kampen LIT Growth and Income,
                                              Class II Shares
------------------------------------------------------------------------------------
 C. Limited Equity         Minimum 0%       Capital Growth
                           Maximum 10%      Emerging Markets
                                            Growth Opportunities
                                            Mid-Cap Growth
                                            Natural Resources
                                            Real Estate
                                            Small Company Value
                                            Technology
------------------------------------------------------------------------------------




The Polaris Portfolio Allocator Models are designed to assist in diversifying your investment across various asset classes which may help minimize the risk that your contract value will be reduced to zero before your death. Therefore, the investment requirements may reduce the need to rely on the guarantees provided by this benefit. You may have better investment returns investing in a single asset class or in Variable Portfolios that are not available for investment under this feature. You should consult with your financial representative to assist you in determining whether the Polaris Portfolio Allocator Models are suited for your financial needs and risk tolerance. For details regarding the investment allocations of the Polaris Portfolio Allocator Models, PLEASE SEE POLARIS PORTFOLIO ALLOCATOR PROGRAM ABOVE.


Your allocation instructions accompanying any Purchase Payment as well as target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, listed above, in order for your application or subsequent Purchase Payment to be considered in Good Order. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS ABOVE. We will automatically enroll you in the Automatic Asset Rebalancing Program, with quarterly rebalancing, because market performance and withdrawal activity may result in your contract's allocations going outside these restrictions. This will ensure that your allocations are rebalanced quarterly to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your most current and compliant Automatic Asset Rebalancing instructions, after any of the following transactions:


     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.

Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios resulting from your transfer within the Variable Portfolios ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM ABOVE. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements at least 30 days in advance.

How are the components for MarketLock For Life Plus calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Value as defined below. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.

SECOND, we consider the INCOME CREDIT PERIOD and the INCOME BASE EVALUATION PERIOD. The Income Credit Period is the period of time over which we calculate the Income Credit. The Income Base Evaluation Period is the period of time over which we consider Anniversary Values and if applicable and greater, the Income Base plus any available Income Credit. The initial Income Credit Period and the initial Income Base Evaluation Period begin on the Effective Date and end 5 years later. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments.


FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. The Income Base is increased by each subsequent Eligible Purchase Payment, less proportionate adjustments for Excess Withdrawals, as defined below. On each Benefit Year anniversary, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit as defined below.



FIFTH, we determine the INCOME CREDIT BASE which is used solely as a basis for calculating the Income Credit during an Income Credit Period. The initial Income Credit Base is equal to the first Eligible Purchase Payment. The Income Credit Base is increased by each subsequent Eligible Purchase Payment less proportionate adjustments for Excess Withdrawals, as defined below.



SIXTH, we determine the INCOME CREDIT which is an amount equal to 6% ("Income Credit Percentage") of the Income Credit Base, on each Benefit Year anniversary during an Income Credit Period. The Income Credit may only be added to the Income Base if no withdrawals are taken in a contract year.



For instance, if you take a withdrawal in year 2, you will not be eligible for an Income Credit to be added to your Income Base on your second contract anniversary; however, if you do not take a withdrawal in year 3, you will be eligible for an Income Credit to be added to your Income Base on your third contract anniversary.



SEVENTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year following the Effective Date without reducing the Income Base, and if applicable, the Income Credit Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above.



FINALLY, we determine the EXCESS WITHDRAWALS which are withdrawals in excess of the Maximum Annual Withdrawal Amount. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.


How can the Income Base and Income Credit Base be increased?

On each Benefit Year anniversary during an Income Base Evaluation Period, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit.

Maximum Anniversary Value equals the highest Anniversary Value on any Benefit Year anniversary occurring during an Income Base Evaluation Period. On each Benefit Year anniversary during an Income Base Evaluation Period, the Income Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than (a), (b), and (c), where:

     (a) is the cumulative Eligible Purchase Payments; and

     (b) is the current Income Base, increased by the Income Credit, if any; and

     (c) is all previous Anniversary Values during any Income Base Evaluation Period.


On each Benefit Year anniversary during an Income Credit Period, we determine the amount to which the Income Credit Base and/or the Income Base could increase. The components used to determine this amount are:


     (a) the Income Base calculated based on the maximum Anniversary Value; and


     (b) the current Income Base plus the Income Credit, if any.


If (a) is greater than or equal to (b), the Income Credit Base and the Income Base are increased to the current Anniversary Value. If (b) is greater than (a), the Income Base is increased by the Income Credit and the Income Credit Base remains unchanged.

INCREASES TO YOUR INCOME BASE OCCUR ON BENEFIT YEAR ANNIVERSARIES AS DESCRIBED ABOVE. HOWEVER, ELIGIBLE PURCHASE PAYMENTS CAN INCREASE YOUR INCOME BASE AT THE TIME THEY ARE RECEIVED. YOUR INCOME BASE WILL NOT INCREASE EVEN IF YOUR CONTRACT VALUE ON DAYS OTHER THAN THE DAYS IN WHICH WE CONSIDER THE HIGHEST ANNIVERSARY VALUE WAS HIGHER.


In addition, the Income Base can also be increased to at least the Minimum Income Base on the 12th Benefit Year anniversary, PROVIDED NO WITHDRAWALS ARE TAKEN PRIOR TO THAT ANNIVERSARY. If you are eligible for the Minimum Income Base, the Income Base on the 12th Benefit Year anniversary is the greater of (a) and (b), where:


     (a) is the current Income Base, or if the First Extension was elected, the Income Base calculated based on the maximum Anniversary Value; and




     (b) is the Minimum Income Base.



The Income Base and Income Credit Base, if applicable are increased each time subsequent Eligible Purchase Payments are made, and decreased each time an Excess Withdrawal is taken in the same proportion by which the contract value is reduced by the Excess Withdrawal. Other than adjustments made for Excess Withdrawals, the Income Base and Income Credit Base can only be adjusted upwards and subsequent lower Anniversary Values during the Income Base Evaluation Period will not result in a lower Income Base or lower Income Credit Base. The Income Credit Base is not used in the calculation of the contract value or any other benefits under the contract.


What is the fee for MarketLock For Life Plus?

The fee for MarketLock For Life Plus depends on whether you elect to cover one life or two lives.

----------------------------------------------------------------------------------
        NUMBER OF COVERED PERSONS                      ANNUALIZED FEE
----------------------------------------------------------------------------------
 For One Covered Person                             0.95% of Income Base
----------------------------------------------------------------------------------
 For Two Covered Persons                            1.25% of Income Base
----------------------------------------------------------------------------------


The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.

An increase in the Income Base due to an adjustment to a higher Anniversary Value, addition of an Income Credit, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. The fee of the feature may change at the time of extension and may be different than when you initially elected the feature.


If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.


What are the effects of withdrawals on MarketLock For Life Plus?

The Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base may change over time as a result of the timing and amount of withdrawals. If you take a withdrawal before the 12th Benefit Year Anniversary, your Income Base is not eligible to be increased to the Minimum Income Base.

You may take withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount which will not reduce the Income Base or Income Credit Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature.

The impact of withdrawals and the effect on each component of MarketLock For Life Plus are further explained below:

     INCOME BASE AND INCOME CREDIT BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base will be reduced for those withdrawals.

     For each Excess Withdrawal taken, the Income Base and Income Credit Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     Since Excess Withdrawals reduce the Income Credit Base, it will result in the reduction of the amount of the Income Credit available in subsequent Benefit Years during the Income Credit Period.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK FOR LIFE PLUS CALCULATED?").

If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.


Please remember that all withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND EXPENSES BELOW.


THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.

Can I extend the Income Base Evaluation Period and Income Credit Period beyond 5 years?

After the initial Income Base Evaluation Period and initial Income Credit Period, you may elect to extend both the Income Base Evaluation Period and Income Credit Period for an additional 5 year period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend only the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of the initial Income Base Evaluation Period and initial Income Credit Period, and prior to the end of each Income Base Evaluation Period you elect to extend thereafter, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each evaluation period. If you elect to extend the evaluation period, you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current evaluation period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above, will not increase by more than 0.25% at the time of First Extension.


If you do not elect the First Extension, Subsequent Extensions are not available for election and the Income Base, will not be adjusted for higher Anniversary Values on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future. If you have not taken any withdrawals prior to the 12th Benefit Year anniversary, your Income Base will be eligible to be increased to the Minimum Income Base even if you have not elected the First Extension.


Can I extend the Income Credit Period beyond 10 years?

No. The Income Credit Period may not be extended after the end of the First Extension. However, the Income Base Evaluation Period as described above may be extended.


PLEASE SEE ADDITIONAL INFORMATION ABOUT THE OPTIONAL LIVING BENEFITS BELOW FOR MORE INFORMATION REGARDING MARKETLOCK FOR LIFE PLUS.




MARKETLOCK FOR LIFE

When and how may I elect MarketLock For Life?


You may elect MarketLock For Life at the time of contract issue (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit. You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life as the "Covered Person(s)." There are age parameters applicable to this feature which determine whether you can elect the feature and who can qualify as a Covered Person.

If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitants. The tables below provide the age requirement for electing this feature depending on the type of contract you purchase and the number of Covered Persons.

IF YOU ELECT ONE COVERED PERSON:

------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                               MINIMUM AGE         MAXIMUM AGE(1)
------------------------------------------------------------------------------------
                One Owner                          45                    80

------------------------------------------------------------------------------------
              Joint Owners
  (based on the age of the older Owner)            45                    80
------------------------------------------------------------------------------------


IF YOU ELECT TWO COVERED PERSONS:

----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                        MINIMUM AGE     MAXIMUM AGE(1)    MINIMUM AGE     MAXIMUM AGE(1)
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
    Joint Owners             45               80               45               85

----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------


(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

(2) Not applicable because feature availability is based on the younger Covered Person. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How does MarketLock For Life work?


MarketLock For Life locks in the highest contract anniversary value in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. Each consecutive one-year period starting from the Effective Date is considered a Benefit Year. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years) following the Effective Date.



You may elect to extend the Income Base Evaluation Period for additional periods. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD BEYOND 5 YEARS?" BELOW.


What determines the Maximum Annual Withdrawal Percentage?


The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year without decreasing your Income Base. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.


ONE COVERED PERSON

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
                                                       MAXIMUM ANNUAL
           AGE OF THE COVERED PERSON AT                  WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday        5% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday                6% of Income Base
------------------------------------------------------------------------


TWO COVERED PERSONS

If the feature is elected to cover two lives, the following is applicable:


------------------------------------------------------------------------
  AGE OF THE YOUNGER COVERED PERSON OR SURVIVING       MAXIMUM ANNUAL
                 COVERED PERSON AT                       WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday      4.75% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday              5.75% of Income Base
------------------------------------------------------------------------




As the original owner, or Continuing Spouse (with a joint life feature) electing to treat the annuity contract as their own, of a Qualified plan under this annuity contract, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on this contract and using the uniform lifetime table) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal (defined below). Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount (as clarified above) will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE?" BELOW.

Are there investment requirements if I elect MarketLock For Life?

As long as you have not elected to cancel the feature, we require that you allocate your investments in accordance with the investment requirements listed below.

INVESTMENT REQUIREMENTS

You may comply with investment requirements by allocating your investments in one of four ways or if using a DCA Fixed Account or a DCA Program, by indicating your target allocations, in one of four ways:

     1. 100% in the Cash Management Variable Portfolio; or

     2. 100% in either Polaris Portfolio Allocator Model 1, 2 or 3; or

     3. 100% in one or a combination of the following balanced Variable
        Portfolios:

        American Funds Asset Allocation SAST
        Asset Allocation
        Balanced
        Franklin Income Securities Fund
        MFS Total Return; or

     4. In accordance with the requirements outlined in the table below:



------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. Bond, Cash and         Minimum 30%      Cash Management
    Fixed                 Maximum 100%      Corporate Bond
    Accounts                                Global Bond
                                            Government and Quality Bond
                                            Total Return Bond

                                            DCA FIXED ACCOUNTS
                                            DCA 6-Month
                                            1-Year DCA
                                            2-Year DCA

                                            FIXED ACCOUNTS
                                            1-Year Fixed
------------------------------------------------------------------------------------
 B. Equity Maximum         Minimum 0%       Aggressive Growth
                           Maximum 70%      Alliance Growth
                                            American Funds Asset Allocation SAST
                                            American Funds Global Growth SAST
                                            American Funds Growth SAST
                                            American Funds Growth-Income SAST
                                            Asset Allocation
                                            Balanced
                                            Blue Chip Growth
                                            Capital Appreciation
                                            Davis Venture Value
                                            "Dogs" of Wall Street
                                            Equity Opportunities
                                            Foreign Value
                                            Franklin Income Securities Fund
                                            Franklin Templeton VIP Founding
                                              Funds Allocation Fund
                                            Fundamental Growth
                                            Global Equities
                                            Growth
                                            Growth-Income
                                            High-Yield Bond
                                            International Diversified Equities
                                            International Growth and Income
                                            Lord Abbett Growth and Income
                                            Marsico Focused Growth
                                            MFS Massachusetts Investors Trust
                                            MFS Total Return
                                            Small & Mid Cap Value
                                            Telecom Utility
                                            Van Kampen LIT Capital Growth,
                                              Class II Shares
                                            Van Kampen LIT Comstock,
                                              Class II Shares
                                            Van Kampen LIT Growth and Income,
                                              Class II Shares
------------------------------------------------------------------------------------
 C. Limited Equity         Minimum 0%       Capital Growth
                           Maximum 10%      Emerging Markets
                                            Growth Opportunities
                                            Mid-Cap Growth
                                            Natural Resources
                                            Real Estate
                                            Small Company Value
                                            Technology

------------------------------------------------------------------------------------







The Polaris Portfolio Allocator Models are designed to assist in diversifying your investment across various asset classes which may help minimize the risk that your contract value will be reduced to zero before your death. You may have better investment returns investing in a single asset class or in Variable Portfolios that are not available for investment under this feature. You should consult with your financial representative to assist you in determining whether the Polaris Portfolio Allocator Models are suited for your financial needs and risk tolerance. For details regarding the investment allocations of the Polaris Portfolio Allocator Models, PLEASE SEE POLARIS PORTFOLIO ALLOCATOR PROGRAM ABOVE.



Your allocation instructions accompanying any Purchase Payment as well as target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, listed above, in order for your application or subsequent Purchase Payment to be considered in Good Order. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS ABOVE. We will automatically enroll you in the Automatic Asset Rebalancing Program, with quarterly rebalancing because market performance and withdrawal activity may result in your contract's allocations going outside these restrictions. This will ensure that your allocations are rebalanced quarterly to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your most current and compliant Automatic Asset Rebalancing instructions on file, after any of the following transactions:


     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.

Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios resulting from your transfer within the Variable Portfolios ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM ABOVE. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements at least 30 days in advance.

How are the components for MarketLock For Life calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Value, as defined below. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.


SECOND, we consider the INCOME BASE EVALUATION PERIOD. The Income Base Evaluation Period is the period of time over which we will consider Anniversary Values. The Income Base Evaluation Period begins on the Effective Date and ends 5 years later. At the end of the Income Base Evaluation Period, you may contact us to extend the Income Base Evaluation Period. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD BEYOND 5 YEARS?" BELOW.


THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments.


FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. Each year following the Effective Date is a Benefit Year. Only on each Benefit Year anniversary do we determine if the Income Base should be increased based on cumulative Eligible Purchase Payments or the highest Anniversary Value. The calculation and components of this determination are detailed below.


FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year following the Effective Date without reducing the Income Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above.

FINALLY, we determine the EXCESS WITHDRAWALS which are withdrawals in excess of the Maximum Annual Withdrawal Amount. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.

How can the Income Base be increased?

On each Benefit Year anniversary during an Income Base Evaluation Period, we determine if the Income Base should be increased based on the maximum Anniversary Value.

Maximum Anniversary Value equals the highest Anniversary Value on any Benefit Year anniversary occurring during an Income Base Evaluation Period. On each Benefit Year anniversary during an Income Base Evaluation Period, the Income Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than (a), (b), and (c), where:

     (a) is the cumulative Eligible Purchase Payments; and

     (b) is the current Income Base; and

     (c) is all previous Anniversary Values during any Income Base Evaluation Period.

INCREASES TO YOUR INCOME BASE OCCUR ON BENEFIT YEAR ANNIVERSARIES AS DESCRIBED ABOVE. HOWEVER, ELIGIBLE PURCHASE PAYMENTS CAN INCREASE YOUR INCOME BASE AT THE TIME THEY ARE RECEIVED. YOUR INCOME BASE WILL NOT INCREASE EVEN IF YOUR CONTRACT VALUE ON DAYS OTHER THAN THE DAYS IN WHICH WE CONSIDER THE HIGHEST ANNIVERSARY VALUE WAS HIGHER.

What is the fee for MarketLock For Life?

The fee for MarketLock For Life depends on whether you elect to cover one life or two lives. The fee is as follows:

--------------------------------------------------------
   ALL YEARS IN WHICH THE
    FEATURE IS IN EFFECT            ANNUALIZED FEE
--------------------------------------------------------
 For One Covered Person          0.70% of Income Base
--------------------------------------------------------
 For Two Covered Persons         0.95% of Income Base
--------------------------------------------------------


The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.

An increase in the Income Base due to an adjustment to a higher Anniversary Value, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. The fee of the feature may change at the time of extension and may be different than when you initially elected the feature.


If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.


What are the effects of withdrawals on MarketLock For Life?

The Maximum Annual Withdrawal Amount and the Income Base may change over time as a result of the timing and amount of withdrawals.

You may take withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount which will not reduce the Income Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature.


The impact of withdrawals and the effect on each component of MarketLock For Life are further explained below:



     INCOME BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base will be reduced for those withdrawals.



     For each Excess Withdrawal taken, the Income Base is reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.



     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK FOR LIFE CALCULATED?").



If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.



THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.


Can I extend the Income Base Evaluation Period beyond 5 years?

After the initial Income Base Evaluation Period, you may elect to extend the Income Base Evaluation Period for an additional 5 year period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of each Income Base Evaluation Period you elect to extend, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each Income Base Evaluation Period. If you elect to extend the feature, you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current Income Base Evaluation Period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above, will not increase by more than 0.25% at the time of First Extension.

If you do not elect the First Extension, Subsequent Extensions are no longer available for election and the Income Base, will not be adjusted for higher Anniversary Values on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future.


Please remember that all withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND EXPENSES BELOW.



PLEASE SEE ADDITIONAL INFORMATION ABOUT THE OPTIONAL LIVING BENEFITS BELOW FOR MORE INFORMATION REGARDING MARKETLOCK FOR LIFE.





ADDITIONAL INFORMATION ABOUT THE OPTIONAL LIVING BENEFITS



The following provides additional information applicable to all of the optional living benefits ("Living Benefit").



What happens if the contract value is reduced to zero?



All withdrawals from the contract, including withdrawals under this feature, will reduce your contract value. Unfavorable investment experience may also reduce your contract value. If the contract value is reduced to zero but the Income Base is greater than zero, we will continue to pay guaranteed payments under the terms of this feature over the lifetime of the Covered Person(s); however, the Income Base will no longer be increased on the Benefit Year anniversary.



However, for MarketLock Income Plus and MarketLock For Life Plus, if at any time an Excess Withdrawal reduces your contract value to zero, no further benefits will remain under this feature and your contract along with this feature will terminate. An Income Credit is not available if the contract value is reduced to zero, even if a benefit remains payable.



If the contract value is reduced to zero, the contract's other benefits will be terminated. You may no longer make subsequent Purchase Payments or transfers, and no death benefit or future annuity income payments are available. Therefore, you should be aware that, particularly during times of unfavorable investment performance, withdrawals taken under the benefit may reduce the contract value to zero and eliminate any other benefits of the contract.



When the contract value equals zero but a benefit remains payable, to receive any remaining benefit, you must select one of the following options for payment:



     1. The current Maximum Annual Withdrawal Amount, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or



     2. Any payment option mutually agreeable between you and us.



If you do not select a payment option above, the remaining benefit will be paid as the current Maximum Annual Withdrawal Amount based on the Maximum Annual Withdrawal Percentage in the table above divided equally and paid on a quarterly basis until the date of death of the Covered Person(s).



Any amounts that we may pay under the feature in excess of your contract value are subject to the Company's financial strength and claims-paying ability.

What happens to my Living Benefit upon a spousal continuation?


If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:


     1. Make a death claim if the contract value is greater than zero which terminates the Living Benefit and the contract; or



     2. Continue the contract if the contract value is greater than zero, without the Living Benefit and its corresponding fee.


If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:


     1. Make a death claim if the contract value is greater than zero, which terminates the Living Benefit and the contract; or



     2. Continue the contract with the Living Benefit and its corresponding fee.


The components of the feature in effect at the time of spousal continuation will not change. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the feature based on the age of the younger Covered Person at the time the first withdrawal was taken. If no withdrawals were taken prior to the spousal continuation, the Maximum Annual Withdrawal Percentage will be based on the age of the surviving Covered Person at the time the first withdrawal is taken.


If spousal continuation occurs during the Income Base Evaluation Period and/or Income Credit Period, if applicable, the Continuing Spouse will continue to receive any increases to the Income Base during the remaining Income Base Evaluation Period and/or Income Credit Period, if applicable.



If you have elected MarketLock Income Plus or MarketLock For Life Plus, the Continuing Spouse is eligible to receive the Minimum Income Base if no withdrawals have been taken during the first 12 Benefit Years following the Effective Date. PLEASE SEE "IS THERE AN ADDITIONAL GUARANTEE IF I DO NOT TAKE WITHDRAWALS FOR 12 YEARS?"





In addition, the Continuing Spouse will be eligible to elect to extend the Income Base Evaluation Period and the Income Credit Period, if applicable, upon the expiration of the period. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" IF YOU HAVE ELECTED MARKETLOCK INCOME PLUS OR MARKETLOCK FOR LIFE PLUS OR "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD BEYOND 5 YEARS?" IF YOU HAVE ELECTED MARKETLOCK FOR LIFE ABOVE.





Can a non-spousal Beneficiary elect to receive any remaining benefits under my Living Benefit upon the death of the second spouse?



No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death benefit provisions of the contract, which terminates the Living Benefit. PLEASE SEE DEATH BENEFITS BELOW.





What happens to my Living Benefit upon the Latest Annuity Date?



If the contract value and the Income Base are greater than zero on the Latest Annuity Date, you must select one of the following options:



     1. Annuitize the contract value under the contract's annuity provisions; or



     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or



     3. Any payment option mutually agreeable between you and us.



If you do not elect an option listed above, on the Latest Annuity Date, we may annuitize the contract value in accordance with Annuity Income Option 3, as described in ANNUITY INCOME OPTIONS below. At that point, the Accumulation Phase of your contract ends and the Income Phase begins.





Can I elect to cancel my Living Benefit feature?



The Living Benefit may be cancelled by you on the 5th Benefit Year anniversary, the 10th Benefit Year anniversary, or any Benefit Year anniversary after the 10th Benefit Year anniversary. Once you elect to cancel the Living Benefit feature, you will no longer be charged a fee and the guarantees under the benefit are terminated. In addition, the investment requirements for Living Benefit will no longer apply to your contract. You may not extend the Income Base Evaluation Period or Income Credit Period, if applicable, and you may not re-elect or reinstate the Living Benefit after cancellation.



If there are two Covered Persons and upon the death of the first Covered Person, the surviving Covered Person (generally, the Continuing Spouse) may cancel the Living Benefit on the 5th Benefit Year anniversary, the 10th Benefit Year anniversary, or any Benefit Year anniversary after the 10th Benefit Year anniversary following the death of the first Covered Person. Once the surviving Covered Person elects to cancel the feature, the fee will no longer be charged and the guarantees under the benefit will be terminated. In addition, the investment requirements for the Living Benefit will no longer apply to the contract. The surviving Covered Person may not extend the Income Base Evaluation Period or Income Credit Period, if applicable, and may no longer re-elect or reinstate the Living Benefit after cancellation.



Are there circumstances under which my Living Benefit will automatically terminate?



The feature automatically terminates upon the occurrence of one of the following:



     1. Annuitization of the contract; or



     2. Termination or surrender of the contract; or



     3. A death benefit is paid and the contract is terminated; or



     4. Excess Withdrawals reduce the contract value to zero; or



     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Person; or



     6. A change that removes all Covered Persons from the contract except as noted below and under "ARE THERE CIRCUMSTANCES UNDER WHICH GUARANTEED WITHDRAWALS FOR TWO COVERED PERSONS, IF ELECTED, TERMINATE FOR ONE OF THE COVERED PERSONS?"



If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the Annuitant(s) after the ownership change to prevent termination of the Living Benefit. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural Annuitant(s) in order to prevent termination of the Living Benefit. Any ownership change is contingent upon prior review and approval by the Company.


Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?


Under any of the following circumstances, the Living Benefit will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:


     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or

     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.


Under these circumstances, the fee for the Living Benefit based on two Covered Persons remains unchanged and the guaranteed withdrawals are payable for one Covered Person only. However, the remaining Covered Person may choose to terminate the feature as described under "CAN I ELECT TO CANCEL MY LIVING BENEFIT FEATURE? ABOVE."



WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE OPTIONAL LIVING BENEFITS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS AS INDICATED ABOVE. WE ALSO RESERVE THE RIGHT TO MODIFY THE LIVING BENEFITS AT THE TIME OF EXTENSION FOR EXISTING CONTRACTS AS INDICATED ABOVE.



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.


If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no death benefit will be paid. PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE.



You designate your Beneficiary, who will receive any death benefit payments. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If your contract is jointly owned, the surviving joint Owner is the sole Beneficiary.


We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in Good Order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. We consider the following satisfactory proof of death:

     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.


For contracts in which the aggregate of all Purchase Payments in contracts issued by the Company or its affiliate, First SunAmerica Life Insurance Company, to the same owner/Annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.


If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.


If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the contract at the then current value. PLEASE SEE SPOUSAL CONTINUATION BELOW.



A Beneficiary may also elect to continue the contract and take the death benefit amount in a series of payments based upon the Beneficiary's life expectancy under the Extended Legacy program, if available, described below, subject to the applicable Internal Revenue Code distribution requirements. Payments must begin no later than the first anniversary of death for Non-Qualified contracts or December 31st of the year following the year of death for IRAs. Your Beneficiary cannot participate in the Extended Legacy program if he/she has already elected another settlement option. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an annuity income option or participate in the Extended Legacy program.



EXTENDED LEGACY PROGRAM AND BENEFICIARY CONTINUATION OPTIONS



The Extended Legacy program, if available, can allow a Beneficiary to take the death benefit amount in the form of annuity income payments over a longer period of time with the flexibility to withdraw more than the IRS required minimum distribution. The contract continues in the original Owner's name for the benefit of the Beneficiary. The Extended Legacy program allows the Beneficiary to take withdrawals in the form of a series of payments similar to the required minimum distributions under an IRA. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after the owner's death.



A Beneficiary may withdraw all or a portion of the contract value at any time, name their own Beneficiary to receive any remaining unpaid amount in the contract in the event of their death and make transfers among investment options. Participation in the program may impact certain features of the contract that are detailed in the Death Claim Form. Please see your financial representative for additional information.


If the Beneficiary elects to participate in this program and the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value.

OTHER BENEFICIARY CONTINUATION OPTIONS


Alternatively to the Extended Legacy program, the Beneficiary may also elect to receive the death benefit under a 5-year settlement option. The Beneficiary may take withdrawals as desired, but the entire contract value must be distributed by the fifth anniversary of death for Non-Qualified contracts or by December 31st of the year containing the fifth anniversary of death for IRAs. For IRAs, the 5-year payout option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the original Owner reaches the age of 70 1/2).


Please consult a qualified advisor regarding tax implications of these options and your particular circumstances.




DEATH BENEFIT DEFINED TERMS


The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.


We determine Net Purchase Payments as Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal.


The term "Withdrawal Adjustment" is used if you have elected an optional living benefit, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when you take a withdrawal and the amount of the withdrawal. If cumulative withdrawals for the current contract year are taken prior to your 81st birthday and are less than or equal to the Maximum Annual Withdrawal Amount, the amount of adjustment will equal the amount of each withdrawal. If a withdrawal is taken prior to your 81st birthday and cumulative withdrawals for the current contract year are in excess of the Maximum Annual Withdrawal Amount, the contract value and the death benefit are first reduced by the Maximum Annual Withdrawal Amount. The resulting death benefit is further adjusted by the withdrawal amount in excess of the Maximum Annual Withdrawal Amount by the percentage by which the excess withdrawal reduced the resulting contract value. If a withdrawal is taken on or after your 81st birthday, the amount of adjustment is determined by the percentage by which the withdrawal reduced the contract value.

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.





The Company does not accept Purchase Payments from anyone age 86 or older. Therefore, the death benefit calculations assume that no Purchase Payments are received on or after your 86th birthday.

The standard death benefit and the optional Maximum Anniversary Value death benefit are calculated differently depending on whether you have also elected one of the Optional Living Benefits described above.


STANDARD DEATH BENEFIT


THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT WITHOUT ELECTION OF AN OPTIONAL LIVING BENEFIT:

If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. Net Purchase Payments.

If the contract is issued on or after the 83rd birthday but prior to your 86th birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. The lesser of:

          a. Net Purchase Payments; or

          b. 125% of Contract Value.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT WITH ELECTION OF AN OPTIONAL LIVING BENEFIT:

If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. Purchase Payments reduced by any Withdrawal Adjustment.

If the contract is issued on or after the 83rd birthday but prior to your 86th birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. The lesser of:


          a. Net Purchase Payments; or


          b. 125% of Contract Value.

OPTIONAL COMBINATION HV & ROLL-UP DEATH BENEFIT


IF YOU ELECT THE COMBINATION HV & ROLL-UP DEATH BENEFIT, YOU MAY NOT ELECT ANY OPTIONAL LIVING BENEFITS OR ANY AVAILABLE FIXED ACCOUNT(S). For an additional fee, you may elect the optional Combination HV & Roll-Up death benefit which can provide greater protection for your beneficiaries. You may only elect this death benefit at the time you purchase your contract and once elected, the Owner cannot change the election thereafter at any time. The fee for the optional Combination HV & Roll-Up death benefit is 0.65% of the average daily net asset value allocated to the Variable Portfolios. You may pay for this optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase on or before the Latest Annuity Date. The Combination HV & Roll-Up death benefit can only be elected prior to your 76th birthday at contract issue. It is not available for election in New York and Washington.


Please note that this feature may not be available in your state or through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability and additional restrictions.

The death benefit is the greatest of:

     1. Contract value; or


     2. The Maximum anniversary value on any contract anniversary prior to the earlier of your 85th birthday or date of death, adjusted for any Net Purchase Payments since that anniversary. The anniversary value for any year is equal to the contract value on the applicable contract anniversary.





     3. Net Purchase Payments received prior to your 80th birthday accumulated at 5% through the earliest of:



          (a) 15 years after the contract date; or



          (b) The day before your 80th birthday; or



          (c) The date of death,



         adjusted for Net Purchase Payments received after the timeframes outlined in (a)-(c). Net Purchase Payments received after the time timeframes outlined in (a)-(c) will not accrue at 5%.




OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT


For an additional fee, you may elect the optional Maximum Anniversary Value death benefit below which can provide greater protection for your beneficiaries. You may only elect the optional Maximum Anniversary Value death benefit at the time you purchase your contract and you cannot change your election thereafter at any time. The fee for the optional Maximum Anniversary Value death benefit is 0.25% of the average daily net asset value allocated to the Variable Portfolios. You may pay for the optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase on or before the Latest Annuity Date. The Maximum Anniversary Value death benefit can only be elected prior to your 83rd birthday.

THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF AN OPTIONAL LIVING BENEFIT:



The death benefit is the greatest of:



     1. Contract value; or



     2. Net Purchase Payments; or



     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, adjusted for any Net Purchase Payments since that anniversary. The anniversary value for any year is equal to the contract value on the applicable contract anniversary.



THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF AN OPTIONAL LIVING BENEFIT:



The death benefit is the greatest of:



     1. Contract value; or



     2. Purchase Payments reduced by any Withdrawal Adjustment; or



     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, plus Purchase Payments received since that contract anniversary and reduced by any Withdrawal Adjustment since that contract anniversary.


SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. A spousal continuation can only take place once, upon the death of the original owner of the contract.

If the Continuing Spouse terminates the optional Combination HV & Roll-Up death benefit on the Continuation Date or dies after the Latest Annuity Date, no optional Combination HV & Roll-Up death benefit will be payable to the Continuing Spouse's Beneficiary. The Continuing Spouse may not terminate the optional Maximum Anniversary Value death benefit.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original owner.


Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original owner, exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the contract. PLEASE SEE THE SPOUSAL CONTINUATION APPENDIX FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS UPON A CONTINUING SPOUSE'S DEATH.



WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.



PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE FOR INFORMATION ON THE EFFECT OF SPOUSAL CONTINUATION ON THESE BENEFITS.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    EXPENSES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


There are fees and expenses associated with your contract which reduce your investment return. We will not increase certain contract fees, such as mortality and expense charges or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease. Some states may require that we charge less than the amounts described below. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX FOR STATE-SPECIFIC EXPENSES.


We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.




SEPARATE ACCOUNT EXPENSES


The annualized Separate Account expenses is 1.30% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.


If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.





WITHDRAWAL CHARGES



The contract provides a free withdrawal amount every contract year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract.


We apply a withdrawal charge against each Purchase Payment you contribute to the contract. After a Purchase Payment has been in the contract for 7 complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedule is as follows:

WITHDRAWAL CHARGE:


-----------------------------------------------------------------------------------------------------------------------
YEARS SINCE
PURCHASE
PAYMENT
RECEIPT              1            2            3            4            5            6            7            8+
-----------------------------------------------------------------------------------------------------------------------
WITHDRAWAL
CHARGE                7%           6%           6%           5%           4%           3%           2%           0%
-----------------------------------------------------------------------------------------------------------------------




When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.



If you take a partial withdrawal, we reduce the withdrawn amount from the contract value by any applicable withdrawal charges. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.


We will not assess a withdrawal charge when we pay a death benefit, assess contract fees and/or when you switch to the Income Phase.


Withdrawals made prior to age 59 1/2 may result in tax penalties. PLEASE SEE TAXES BELOW.





UNDERLYING FUND EXPENSES



INVESTMENT MANAGEMENT FEES


Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Funds. The Accumulation Unit value for Variable Portfolios that invest in Feeder Funds also will reflect the investment management fee and other expenses of the corresponding Master Fund in which the Feeder Funds invest. These fees may vary. They are not fixed or specified in your annuity contract, rather the Underlying Funds are governed by their own boards of trustees.




12b-1 FEES


Certain Underlying Funds available in this product, including the Feeder Funds, assess a 12b-1 fee of the 0.25% of average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.


There is an annualized 0.25% fee applicable to Class 3 shares of Anchor Series Trust and SunAmerica Series Trust, Class 2 shares of Franklin Templeton Variable Insurance Products Trust, and Class II shares of Van Kampen Life Investment Trust. This amount is generally used to pay financial intermediaries for services provided over the life of your contract.


The 12b-1 fees compensate us for costs associated with the servicing of these shares, including, but not limited to, reimbursing us for expenditures we make to registered representatives in selling firms for providing services to contract owners who are indirect beneficial owners of these shares and for maintaining contract owner accounts.


FOR MORE DETAILED INFORMATION ON THESE UNDERLYING FUND FEES, PLEASE REFER TO THE TRUST PROSPECTUSES.





CONTRACT MAINTENANCE FEE


During the Accumulation Phase, we deduct a contract maintenance fee of $35 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. The fee is deducted proportionately from your contract value on your contract anniversary by redeeming the number of Accumulation Units invested in the Variable Portfolios and the dollar amount invested in available Fixed Accounts which in total equal the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $50,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

TRANSFER FEE


We permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year.

OPTIONAL LIVING BENEFITS FEES

The annualized living benefits fees will be assessed as a percentage of the Income Base for all years in which the feature is in effect. The fee depends on whether you elect to cover one life or two lives. The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the feature. You will be notified of any change in fee prior to the First and Subsequent Extensions. We guarantee that the current fee reflected below will not increase by more than 0.25% at the time of First Extension.

The fee is deducted from your contract value starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios and the value in the Fixed Accounts which in total equal the amount of the fee. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you annuitize your contract or if a death benefit is paid before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata fee if you surrender your contract before the end of a contract quarter. The pro-rata fee is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in that contract quarter.


OPTIONAL MARKETLOCK INCOME PLUS FEE


--------------------------------------------------------
   ALL YEARS IN WHICH THE
    FEATURE IS IN EFFECT            ANNUALIZED FEE
--------------------------------------------------------
 For One Covered Person          1.10% of Income Base
--------------------------------------------------------
 For Two Covered Persons         1.35% of Income Base
--------------------------------------------------------




OPTIONAL MARKETLOCK FOR LIFE PLUS FEE

----------------------------------------------------------------------------------
        NUMBER OF COVERED PERSONS                      ANNUALIZED FEE
----------------------------------------------------------------------------------
 For One Covered Person                             0.95% of Income Base
----------------------------------------------------------------------------------
 For Two Covered Persons                            1.25% of Income Base
----------------------------------------------------------------------------------




OPTIONAL MARKETLOCK FOR LIFE FEE

----------------------------------------------------------------------------------
        NUMBER OF COVERED PERSONS                      ANNUALIZED FEE
----------------------------------------------------------------------------------
 For One Covered Person                             0.70% of Income Base
----------------------------------------------------------------------------------
 For Two Covered Persons                            0.95% of Income Base
----------------------------------------------------------------------------------




OPTIONAL COMBINATION HV & ROLL-UP DEATH BENEFIT FEE

The fee for the optional Combination HV & Roll-Up death benefit is 0.65% of the average daily net asset value allocated to the Variable Portfolio(s).

OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT FEE

The fee for the optional Maximum Anniversary Value death benefit is 0.25% of the average daily ending net asset value allocated to the Variable Portfolio(s).


PREMIUM TAX



Certain states charge the Company a tax on Purchase Payments up to a maximum of 3.5%. These states may require that we either deduct the premium tax when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW for a listing of the states that charge premium taxes and the percentage of the tax.


INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described. Currently, the Company credits an additional amount to contracts sold to the following groups: (1) employees of the Company and its affiliates, and their immediate family members; (2) appointed agents and registered representatives of broker-dealers that sell the Company's and its affiliates' variable contracts, and the agents' and registered representatives' immediate family members; (3) trustees of mutual funds offered in the

Company's and its affiliates' variable contracts. The additional amount credited to a contract sold to one of the above individuals will generally equal the commission payable on the initial purchase payment for the contract. This means that the additional amount will generally be in the range of 1.00% to 7.00% of the initial Purchase Payment.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTACT

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


PAYMENTS WE MAKE



We make payments in connection with the distribution of the contracts that generally fall into the three categories below.



COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and SACS. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 7.00% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.00% of contract value annually.



The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives' compensation.



ADDITIONAL CASH COMPENSATION. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation ("revenue sharing"). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold contracts. Sales-based payments primarily create incentives to make new sales of contracts.



These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm's registered representatives about our contracts, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our contracts. The amount of these fees may be tied to the anticipated level of our access in that selling firm.



We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our contracts.



If allowed by his or her selling firm, a registered representative may purchase a contract on a basis in which a bonus amount is credited to the contract. PLEASE SEE REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED ABOVE.



We provide a list of selling firms to whom we paid annual amounts greater than $5,000 under these revenue sharing arrangements in 2008 in the Statement of Additional Information which is available upon request.



We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the contract. We hope to benefit from these revenue sharing arrangements through increased sales of our contracts and greater customer service support.



NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.



Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a contract and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this contract.



PAYMENTS WE RECEIVE



We may directly or indirectly receive revenue sharing payments from the Trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Underlying Funds (and classes of shares of such Underlying Funds) that make such payments to us. Other Underlying Funds (or available classes of shares) may have lower fees and better overall investment performance. Not all Trusts pay the same amount of revenue sharing. Therefore, the amount of fees we collect may be greater or smaller based on the Underlying Funds you select.



We generally receive three kinds of payments described below.



RULE 12b-1 OR SERVICE FEES. We receive 12b-1 fees of up to 0.25% or service fees of up to 0.50% of the average daily net assets in certain Underlying Funds, including the Feeder Funds. These fees are deducted directly from the assets of the Underlying Funds. PLEASE SEE EXPENSES ABOVE.



ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation of up to 0.50% annually based on assets under management from certain Trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds. Contract Owners, through their indirect investment in the Trusts, bear the costs of these investment management fees, which in turn will reduce the return on your investment. These amounts are generally based on assets under management from certain Trusts' investment advisers or their affiliates and vary by Trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others. Such amounts received from SAAMCo, our wholly-owned subsidiary, are not expected to exceed 0.50% annually based on assets under management.



OTHER PAYMENTS. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Underlying Funds in the contract. These amounts are paid voluntarily and may provide such advisers and/or subadvisers access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the subadviser's participation.



In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             ANNUITY INCOME OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




ANNUITY DATE



During the Income Phase, we use the money accumulated in your contract to make regular annuity income payments to you. You may begin the Income Phase any time after your second contract anniversary. You must provide us with a written request of the date you want annuity income payments to begin and send your request to the Annuity Service Center. Your annuity date is the first day of the month you select annuity income payments to begin ("Annuity Date"). You may change your Annuity Date by sending a written request to the Annuity Service Center, so long as you do so at least seven days before the annuity income payments are scheduled to begin. Except as indicated under Option 5 below, once you begin receiving annuity income payments, you cannot otherwise access your money through a withdrawal or surrender.



We do not pay a death benefit to your Beneficiary once you begin the Income Phase. PLEASE SEE DEATH BENEFITS ABOVE.



If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no annuity income payments will be available. PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE.



Annuity income payments must begin on or before your Latest Annuity Date. If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. PLEASE SEE TAXES BELOW.





ANNUITY INCOME OPTIONS


You must contact us to select an annuity income option by sending a written request to our Annuity Service Center. Once you begin receiving annuity income payments, you cannot change your income option before beginning the Income Phase. If you elect to receive annuity income payments but do not select an income option, your annuity income payments shall be in accordance with Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is Option 3 for a period of 10 years.

We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new annuitant election, you may not select an annuity income option based on the life of the Annuitant.

ANNUITY INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

ANNUITY INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

ANNUITY INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account separate account charges which includes a mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please see the Statement of Additional Information for a more detailed discussion of the annuity income options.




FIXED OR VARIABLE ANNUITY INCOME PAYMENTS



You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both Fixed Accounts and Variable Portfolios when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.





ANNUITY INCOME PAYMENTS


We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity Date, your annuity income payments vary depending on the following:

     - for life income options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.




TRANSFERS DURING THE INCOME PHASE


During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.




DEFERMENT OF PAYMENTS



We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. PLEASE SEE ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                      TAXES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE: THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS, AND GENERALLY DOES NOT ADDRESS STATE TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.




ANNUITY CONTRACTS IN GENERAL


The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an Individual Retirement Account ("IRA"), your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.


If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an IRA, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and IRAs, Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.


AGGREGATION OF CONTRACTS

All Non-Qualified contracts that are issued by us (or our affiliates) to you during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount of any distribution.




TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS



If you make partial or total withdrawals from a Non-Qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other Purchase Payments and earnings in the contract. If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:


     - after attaining age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);


     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - under an immediate annuity contract;


     - when attributable to Purchase Payments made prior to August 14, 1982.





TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS (INCLUDING GOVERNMENTAL 457(b) ELIGIBLE DEFERRED COMPENSATION PLANS)


Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for higher education expenses;

     - distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an Owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions.

Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.

Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the Code, regulations, IRS pronouncements, and other applicable legal authorities.


On July 26, 2007, the Department of the Treasury published final 403(b) regulations that were largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased. Effective January 1, 2009, the Company no longer accepts new premium (including contributions, transfers and exchanges) into new or existing 403(b) contracts.


Prior to the effective date of the final regulations, provisions applicable to tax-free transfers and exchanges of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS

Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers and exchanges (both referred to below as "transfers") are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules might have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a different plan), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permits a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer.



In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.


The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.

Withdrawals from other Qualified contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.




REQUIRED MINIMUM DISTRIBUTIONS



Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own a traditional IRA, you must begin receiving minimum distributions for the year in which you reach age 70 1/2. You can delay taking your first distribution until the following year; however, you must take your distribution on or before April 1 of that same following year. It is important to note that if you choose to delay your first distribution, you will be required to withdraw your second required minimum distribution on or before December 31 in that same year. For each year thereafter, you must withdraw your required minimum distribution by December 31. However, The Worker, Retiree, and Employer Recovery Act of 2008, eliminated the 2009 minimum distribution requirement from most eligible retirement plans.


If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS issued regulations, effective January 1, 2003, regarding required minimum distributions from Qualified annuity contracts. One of the regulations effective January 1, 2006 requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and living benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax advisor.




TAX TREATMENT OF DEATH BENEFITS


Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or as annuity income payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

TAX TREATMENT OF OPTIONAL LIVING BENEFITS

Generally, we will treat amounts credited to the contract value under the optional living benefit guarantees, for income tax purposes, as earnings in the contract. Payments in accordance with such guarantees after the contract value has been reduced to zero may be treated for tax purposes as amounts received as an annuity, if the other requirements for such treatment are satisfied. All payments or withdrawals after cost basis has been reduced to zero, whether or not under such a guarantee, will be treated as taxable amounts.

If available and you elect an optional living benefit, the application of certain tax rules, including those rules relating to distributions from your contract, are not entirely clear. Such benefits are not intended to adversely affect the tax treatment of distributions or of the contract. However, you should be aware that little such guidance is available. You should consult a tax advisor before electing an optional living benefit.




CONTRACTS OWNED BY A TRUST OR CORPORATION



A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified contract owned by a Non-Natural Owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. Please see the Statement of Additional Information for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-Qualified annuity contract.





GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT



If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. Please see the Statement of Additional Information for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.


The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.




DIVERSIFICATION AND INVESTOR CONTROL


The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the Underlying Funds must meet these requirements.


The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-Qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over

Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-Qualified contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.


These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


THE DISTRIBUTOR



SunAmerica Capital Services, Inc. ("SACS"), Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. SACS, an affiliate of the Company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc. No underwriting fees are retained by SACS in connection with the distribution of the contracts.





THE COMPANY



AIG SunAmerica Life Assurance Company ("SunAmerica") is a stock life insurance company originally organized under the laws of the state of California in April 1965. On January 1, 1996, SunAmerica redomesticated under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. SunAmerica conducts life insurance and annuity business in the District of Columbia and all states except New York.



SunAmerica is in the process of changing its name to SunAmerica Annuity and Life Assurance Company. We anticipate this process will take some time to implement in all states where we do business. We expect the name change to be completed during 2009. To begin this process we officially changed the name in our state of domicile, Arizona, and have filed the name change in all other states. Please keep in mind, this is a name change only and will not affect the substance of your contract.



OWNERSHIP STRUCTURE OF THE COMPANY



SunAmerica is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.



AIG is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance related activities, financial services, retirement services and asset management. In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG, on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.



Pursuant to the terms of the credit facility, effective, March 4, 2009, the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), became the controlling stockholder of AIG through the issuance of AIG's Series C Perpetual, Convertible, Participating Preferred Stock (the "Stock"). The change of control does not in any way alter the Company's obligations to you.



Additional details regarding the transactions with the NY Fed, including subsequent modifications to the credit facility, AIG's participation under the Troubled Assets Relief Program ("TARP") and AIG's restructuring plans can be found in AIG's Form 10-K and subsequent filings on Form 10-K/A as well as in the financial statements of the Company and the Separate Account. For information on how to locate these financial statements, SEE FINANCIAL STATEMENTS, BELOW.



In connection with the preparation of its annual report on Form 10-K for the year ended December 31, 2008, AIG management assessed whether AIG has the ability to continue operations as a going concern for the next 12 months. Based on the U.S. government's continuing commitment, the agreements in principle and the other expected transactions with the NY Fed and the United States Department of the Treasury, AIG management's plans to stabilize AIG's businesses and dispose of its non-core assets, and after consideration of the risks and uncertainties to such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. If one or more of these possible outcomes is realized, AIG may need additional U.S. government support to meet its obligations as they come due, including obligations under the support agreement discussed below and/or to provide capital support to its subsidiaries, such as the Company should such a need arise.



OPERATION OF THE COMPANY



The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, terms and conditions of competing financial products and the relative value of its brand. The financial condition of AIG and rating downgrades beginning late in the third quarter of 2008, the uncertainties associated with AIG's restructuring plan and other AIG-related news also has an impact on the Company's sales.



The Company is exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to death and living guaranteed benefits on the variable annuity products, as well as reduced fee income in the case of assets held in the separate accounts. These guaranteed benefits are sensitive to equity market conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets. The Company has treaties to reinsure a portion of the guaranteed minimum income benefits and guaranteed death benefits for equity and mortality risk on some of its older contracts. Such risk mitigation may or may not reduce the volatility of net income and capital and surplus resulting from equity market volatility.



The Company is regulated for the benefit of contract owners by the insurance regulator in its state of domicile; and also by all state insurance departments where it is licensed to conduct business. The Company is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require the Company to maintain additional surplus to protect against a financial impairment the amount of which is based on the risks inherent in the Company's operations.


THE SEPARATE ACCOUNT


SunAmerica established the Separate Account, Variable Separate Account, under Arizona law on January 1, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981.



The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.



Purchase Payments you make that are allocated to the Variable Portfolios are invested in the Separate Account. The Company owns the assets in the Separate Account and invests them on your behalf, according to your instructions. Purchase Payments invested in the Separate Account are not guaranteed and will fluctuate with the value of the Variable Portfolios you select. Therefore, you assume all of the investment risk for contract value allocated to the Variable Portfolios. These assets are kept separate from our General Account and may not be charged with liabilities arising from any other business we may conduct. Additionally, income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.



You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these dividends through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract owners.





THE GENERAL ACCOUNT



Obligations that are paid out of the Company's general account ("General Account") include any amounts you have allocated to available Fixed Accounts , including any interest credited thereon, and amounts owed under your contract for death and/or living benefits which are in excess of portions of contract value allocated to the Variable Portfolios. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments.



The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the living benefits available in your contract, we also manage interest rate and certain market risk through a hedging strategy in the portfolio and we may require that those who elect a living benefit allocate their Purchase Payments in accordance with specified investment parameters.

FINANCIAL STATEMENTS



There are three sets of financial statements included in the Registration Statement. The financial statements of the Company and the Separate Account are available by requesting a copy of the Statement of Additional Information. The financial statements of AIG are incorporated by reference herein. Information about how to obtain these documents is provided below.



THE COMPANY AND THE SEPARATE ACCOUNT



The financial statements of the Company and the Separate Account are required to be provided because you must look to those entities directly to satisfy our obligations to you under the Contract.



AIG SUPPORT AGREEMENT



AIG's 10-K is incorporated herein by reference because there is a Support Agreement in place whereby AIG has agreed to cause the Company to maintain a minimum net worth and liquidity to meet its policy obligations. The Support Agreement requires AIG to make payments solely to the Company and not to the policyholders. A policyholder cannot proceed against AIG on its own behalf. All actions under the Support Agreement must be brought by the Company, or if the Company fails to assert its rights, in a representative capacity by a policyholder on behalf of the Company.



The consolidated financial statements and financial statement schedules (including management's assessment of the effectiveness of internal control over financial reporting) of AIG included in AIG's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 001-08787, filed on March 2, 2009, and on Form 10-K/A filed on March 13, 2009, are incorporated herein by reference in the prospectus in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.



Please note that the SEC allows us to "incorporate by reference" some of the information the Company and AIG files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.



INSTRUCTIONS TO OBTAIN FINANCIAL STATEMENTS



We encourage both existing and prospective contract owners to read and understand the financial statements.



The financial statements are available by requesting a free copy of the Statement of Additional Information by calling (800) 445-7862 or by using the request form on the last page of this prospectus.



AIG is subject to the informational requirements of the Exchange Act of 1934 and as a result files reports and other information with the SEC to meet those requirements. AIG files this information electronically via EDGAR and it is available to the public through the SEC's website at www.sec.gov.



You can also inspect and copy this information at SEC public facilities at the following locations:


WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281




To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents incorporated by reference. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:



By Mail:
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 445-7862





ADMINISTRATION



We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (800) 445-7862, if you have any comment, question or service request.



We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations. It is your responsibility to review these documents carefully and notify our Annuity Service Center of any inaccuracies immediately. We investigate all inquiries. Depending on the facts and circumstances, we may retroactively adjust your contract, provided you notify us of your concern within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error. If you fail to notify our Annuity Service Center of any mistakes or inaccuracy within 30 days of receiving the transaction confirmation or quarterly statement, we will deem you to have ratified the transaction.

LEGAL PROCEEDINGS



Along with other companies, the Company has received subpoenas for information in connection with an ongoing investigation by the Securities & Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") concerning the issuance of guaranteed investment contracts in connection with tax exempt bond issuances. The Company is also responding to subpoenas concerning the same subject matter sent by or on behalf of various state attorneys general. The Company is cooperating fully with the investigation. The impact of this matter, if any, on the Company's financial position cannot be reasonably estimated at this time.



There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company and its subsidiaries have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company and its subsidiaries, such as through financial examinations, market conduct exams or regulatory inquiries. In management's opinion, except as noted above, these matters are not material in relation to the financial position of the Company.





REGISTRATION STATEMENTS


Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              TABLE OF CONTENTS OF
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 445-7862. The table of contents of the SAI are listed below.



Statement of Additional Information
Table of Contents
Separate Account
General Account
Support Agreement Between the Company and AIG
Master-Feeder Structure
Performance Data
Annuity Income Payments
Annuity Unit Values
Taxes
Broker-Dealer Firms Receiving Revenue Sharing
  Payments
Distribution of Contracts
Financial Statements

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           APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The following details the standard and Maximum Anniversary Value death benefits, the Combination HV & Roll-Up death benefit and the EstatePlus death benefit payable upon the Continuing Spouse's death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original owner of the contract, whether optional living benefits were elected, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse's date of death.


Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.

The term "Continuation Net Purchase Payment" is used frequently in describing the death benefit payable upon a spousal continuation. We define Continuation Net Purchase Payment as Net Purchase Payments made on or after the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution, is considered a Purchase Payment.

The term "Continuation Purchase Payment" is used to describe the death benefit payable upon a spousal continuation. We define Continuation Purchase Payment as Purchase Payments made on or after the Continuation Date.

The term "withdrawals" as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.

The term "Withdrawal Adjustment" is used if an optional living benefit had been elected, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when the Continuing Spouse takes a withdrawal and the amount of the withdrawal. If cumulative withdrawals for the current contract year are taken prior to the Continuing Spouse's 81st birthday and are less than or equal to the Maximum Annual Withdrawal Amount, the amount of adjustment will equal the amount of each withdrawal. If a withdrawal is taken prior to your 81st birthday and cumulative withdrawals for the current contract year are in excess of the Maximum Annual Withdrawal Amount, the contract value and the death benefit are first reduced by the Maximum Annual Withdrawal Amount. The resulting death benefit is further adjusted by the withdrawal amount in excess of the Maximum Annual Withdrawal Amount by the percentage by which the excess withdrawal reduced the resulting contract value. If a withdrawal is taken on or after your 81st birthday, the amount of adjustment is determined by the percentage by which the withdrawal reduced the contract value.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS DESCRIBED BELOW ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER THE CONTINUING SPOUSE'S 86TH BIRTHDAY.

The standard death benefit and the optional Maximum Anniversary Value death benefit are calculated differently depending on whether the original owner had elected one of the Optional Living Benefits, described above.

A. STANDARD AND MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH:

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT AND THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF AN OPTIONAL LIVING BENEFIT:

     1.  STANDARD DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greater of:

          a.  Contract value; or

          b.  Continuation Net Purchase Payments.

          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the greater of:

          a.  Contract value; or

          b.  The lesser of:

             (1) Continuation Net Purchase Payments; or

             (2) 125% of the contract value.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to the contract value.

     2.  OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:

          a.  Contract value; or

          b.  Continuation Net Purchase Payments; or


          c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, adjusted for any Continuation Net Purchase Payments received since that anniversary. The anniversary values for any year is equal to the contract value on the applicable anniversary after the Continuation Date.

          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the Standard Death Benefit described above and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT AND THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF AN OPTIONAL LIVING BENEFIT:

     1.  STANDARD DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greater of:

          a. Contract value; or

          b. Continuation Purchase Payments reduced by any Withdrawal Adjustment after the Continuation Date.

          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the greater of:

          a. Contract value; or

          b. The lesser of:


               (1) Continuation Net Purchase Payments; or


               (2) 125% of contract value.


          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value.


     2.  OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:

          1. Contract value; or

          2. Continuation Purchase Payments reduced by any Withdrawal Adjustment after the Continuation Date; or


          3. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, plus Continuation Purchase Payments received and reduced by any Withdrawal Adjustment since that anniversary. The anniversary value for any year is equal to the contract value on the applicable contract anniversary after the Continuation Date.


          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the Standard Death Benefit with election of an Optional Living Benefit, described above and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

B.  COMBINATION HV & ROLL-UP DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S
    DEATH:

If the original owner elected the Optional Combination HV & Roll-Up Death Benefit and the Continuing Spouse continues the contract on the Continuation Date before their 85th birthday and does not terminate this optional death benefit, the death benefit will be the greatest of:

     1. Contract value; or


     2. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 85th birthday or date of death, and adjusted for any Continuation Net Purchase Payments received since that anniversary. The anniversary values for any year is equal to the contract value on the applicable anniversary after the Continuation Date.



     3. Continuation Net Purchase Payments received prior to the Continuing Spouse's 80th birthday accumulated at 5% through the earliest of:



          (a) 15 years after the contract date; or



          (b) The day before the Continuing Spouse's 80th birthday; or



          (c) The Continuing Spouse's date of death,



         adjusted for Continuation Net Purchase Payments received after the timeframes outlined in (a)-(c). Continuation Net Purchase Payments received after the timeframes outlined in (a)-(c) will not accrue at 5%.




If the Continuing Spouse is age 85 or older on the Continuation Date, the death benefit is equal to contract value and the optional Combination HV & Roll-Up Death Benefit fee will no longer be deducted.


If the Continuing Spouse terminates the Combination HV & Roll-Up death benefit on the Continuation Date, the standard death benefit for the Continuing Spouse applies upon his/her death and the fee for the Combination HV & Roll-Up death benefit no longer applies. If the Continuing Spouse terminates the benefit or dies after the Latest Annuity Date, no Combination HV & Roll-Up death benefit will be payable to the Continuing Spouse's Beneficiary.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                 APPENDIX B - OPTIONAL LIVING BENEFITS EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The following examples demonstrate the operation of the MarketLock Income Plus, MarketLock For Life Plus and MarketLock For Life features:


MARKETLOCK INCOME PLUS EXAMPLES

The following examples demonstrate the operation of the MarketLock Income Plus feature:

EXAMPLE 1:

Assume you elect MarketLock Income Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.


Your initial Income Base and Income Credit Base are equal to 100% of your Eligible Purchase Payments, or $100,000. Your Income Credit on the 1st anniversary is the Net Income Credit Percentage (6%) multiplied by the Income Credit Base ($100,000) which equals $6,000. On your 1st contract anniversary, your Income Base is equal to the greatest of your current Income Base ($100,000), your contract value ($103,000), or your Income Credit plus your current Income Base ($6,000 + $100,000). Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st anniversary is 5% of the Income Base
(5% x $106,000 = $5,300). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,300 each year as long as the Covered Person(s) is(are) alive and you do not take any Excess Withdrawals.


EXAMPLE 2 - IMPACT OF SUBSEQUENT ELIGIBLE PURCHASE PAYMENTS WITH NO WITHDRAWALS
            AND NO MAXIMUM ANNIVERSARY VALUES:

Assume you elect MarketLock Income Plus, you invest an initial Purchase Payment of $100,000, you make subsequent Purchase Payments of $120,000 in year 2, $30,000 in year 5, and $50,000 in year 6, and you take no withdrawals before the 6th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Income Base and Income Credit Base do not increase due to a maximum Anniversary Value. Your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amounts are given as follows:

----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                                                         ANNUAL
                CONTRACT       INCOME        INCOME        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE       CREDIT BASE     CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $223,000      $218,000      $200,000       $12,000       $10,900
----------------------------------------------------------------------------------
     3rd        $223,000      $230,000      $200,000       $12,000       $11,500
----------------------------------------------------------------------------------
     4th        $223,000      $242,000      $200,000       $12,000       $12,100
----------------------------------------------------------------------------------
     5th        $253,000      $285,800      $230,000       $13,800       $14,290
----------------------------------------------------------------------------------
     6th        $303,000      $299,600      $230,000       $13,800       $14,980
----------------------------------------------------------------------------------


Since the Income Base equals the Income Base at the beginning of that Benefit Year plus the subsequent Eligible Purchase Payments made in year 2, your new Income Base at the time of deposit equals $206,000 ($106,000 + $100,000). $20,000 of the $120,000 Purchase Payment is considered Ineligible Purchase Payments because it exceeds the Eligible Purchase Payment made in the 1st contract year. On your 2nd anniversary, your Income Credit is $12,000
(6% x $200,000) and your Income Base equals $218,000 ($206,000 + $12,000). Your
Income Base is not increased to the $223,000 contract value because the highest Anniversary Value is reduced for $20,000 of Ineligible Purchase Payments. Assuming your Maximum Annual Withdrawal Percentage at that time is 5%, then your Maximum Annual Withdrawal Amount would be $10,900 if you were to start taking withdrawals after the 2nd anniversary (5% of the $218,000 Income Base). However, continuing to assume you do not take any withdrawals in years 3 and 4, your Income Base will increase by your Income Credit and as a result, your Maximum Annual Withdrawal Amount will also increase. After your Purchase Payment in year 5, your new Income Base at the time of deposit equals $272,000
($242,000 + $30,000). On your 5th anniversary, your Income Credit Base is $230,000 and your Income Credit equals $13,800 ($230,000 x 6%). Your Income Base equals $285,800 ($272,000 + $13,800). Any Purchase Payments made on or after your 5th contract anniversary are considered Ineligible Purchase Payments. Therefore, your $50,000 Purchase Payment in year 6 will not increase the Income Base, Income Credit Base, or Income Credit. Therefore, if you elect to extend your Income Credit Period, your Income Base is $299,600 ($285,800 + $13,800). If you were to start taking withdrawals after the 6th anniversary, and your Maximum Annual Withdrawal Percentage at that time remains at 5%, your Maximum Annual Withdrawal Amount would be $14,980 (5% of the $299,600 Income Base). If you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th anniversary, you may take up to $14,980 each year as long as the Covered Person(s) is(are) alive.

EXAMPLE 3 - IMPACT OF MAXIMUM ANNIVERSARY VALUES:

Assume you elect MarketLock Income Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amount are as follows:

----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                             INCOME                      ANNUAL
                CONTRACT       INCOME        CREDIT        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE          BASE         CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $115,000      $115,000      $115,000        N/A*         $5,750
----------------------------------------------------------------------------------
     3rd        $107,000      $121,900      $115,000       $6,900        $6,095
----------------------------------------------------------------------------------
     4th        $110,000      $128,800      $115,000       $6,900        $6,440
----------------------------------------------------------------------------------
     5th        $140,000      $140,000      $140,000        N/A*         $7,000
----------------------------------------------------------------------------------
     6th        $145,000      $148,400      $140,000       $8,400        $7,420
----------------------------------------------------------------------------------


* The Income Base calculated based on the maximum Anniversary Value is greater than the Income Credit plus the Income Base; therefore, the Income Credit Base and Income Base are increased to the current Anniversary value, and the Income Base is not increased by the Income Credit.

On your 6th anniversary, if you elect to extend your Income Credit Period, your Contract Value is $145,000, and your Income Base is stepped-up to $148,400 and Income Credit Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,420 (5% of the $148,400 Income Base). Therefore, if you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th anniversary, you may take up to $7,420 each year as long as the Covered Person(s) is(are) alive.

EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:


Assume you elect MarketLock Income Plus, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 6th contract anniversary. Contract values, Income Bases, Income Credit Bases, and Income Credits are as described in Example 3 above. Also assume that during your 7th contract year, after your 6th contract anniversary, your contract value is $107,920 and you make a withdrawal of $11,440. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,420), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,440 - $7,420), or $4,020. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,420. Your contract value after this portion of the withdrawal is $100,500
($107,920 - $7,420), but your Income Base and Income Credit Base are unchanged. Next, we recalculate your Income Base, Income Credit Base and Income Credit by reducing the Income Base and Income Credit Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,020 / $100,500 = 4%). The Income Base is adjusted to $142,464, or $148,400 * 96%. The Income Credit Base is adjusted to $134,400, or $140,000 * 96%. Your new Income Credit is 6% of your new Income Credit Base (6% * $134,400), which equals $8,064. Your new Maximum Annual Withdrawal Amount is your Income Base multiplied by your Maximum Annual Withdrawal Percentage ($142,464 * 5%), which equals $7,123.20. Therefore, if you do not take additional excess withdrawals, you may take up to $7,123.20 each year as long as the Covered Person(s) is(are) alive.


EXAMPLE 5 - IMPACT OF WITHDRAWALS WITHOUT MAXIMUM ANNIVERSARY VALUES


Assume you elect MarketLock Income Plus and you invest a single Purchase Payment of $100,000. You make no additional Purchase Payments and no withdrawals before the 8th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Income Base and Income Credit Base do not increase due to a maximum Anniversary Value. Assume that your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amount are as follows:


----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                             INCOME                      ANNUAL
                CONTRACT       INCOME        CREDIT        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE          BASE         CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $103,000      $112,000      $100,000       $6,000        $5,600
----------------------------------------------------------------------------------
     3rd        $103,000      $118,000      $100,000       $6,000        $5,900
----------------------------------------------------------------------------------
     4th        $103,000      $124,000      $100,000       $6,000        $6,200
----------------------------------------------------------------------------------
     5th        $103,000      $130,000      $100,000       $6,000        $6,500
----------------------------------------------------------------------------------
     6th        $103,000      $136,000      $100,000       $6,000        $6,800
----------------------------------------------------------------------------------
     7th        $103,000      $142,000      $100,000       $6,000        $7,100
----------------------------------------------------------------------------------
     8th        $103,000      $148,000      $100,000       $6,000        $7,400
----------------------------------------------------------------------------------
     9th         $98,560      $151,000      $100,000       $3,000        $7,550
----------------------------------------------------------------------------------
    10th         $91,010      $152,000      $100,000       $1,000        $7,600
----------------------------------------------------------------------------------



On your 8th anniversary, if you elect to extend your Income Credit Period, your contract value is $103,000, and your Income Base is stepped-up to $148,000 and your Income Credit Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,400 (5% of the $148,000 Income Base). Assume that during your 8th contract year, after your 8th contract anniversary, you make a withdrawal of

$4,440 (3% of the $148,000 Income Base) which is less than your Maximum Annual Withdrawal Amount. Then, your contract value on your 9th anniversary will equal $98,560 ($103,000 - $4,440). Your new Income Credit is 3% (6% - 3%) of your
Income Credit Base (3% * $100,000), which is $3,000. Your Income Base is equal to the greatest of your contract value ($98,560) or your Income Credit plus your current Income Base ($151,000 = $3,000 + $148,000). Assume that during your 9th contract year, after your 9th contract anniversary, you make another withdrawal of $7,550 (5% of the $151,000 Income Base) which is equal to your Maximum Annual Withdrawal Amount. Then, your contract value on your 10th anniversary will equal $91,010 ($98,560 - $7,550). Your new Income Credit is 1% (6% - 5%) of your
Income Credit Base (1% * $100,000), which is $1,000. Your Income Base is equal to the greatest of your contract value ($91,010) or your Income Credit plus your current Income Base ($152,000 = $1,000 + $151,000).



On your 10th anniversary, if your Maximum Annual Withdrawal Percentage is 5%, your new Maximum Annual Withdrawal Amount will be $7,600 (5% of the $152,000 Income Base). Therefore, if you do not take any Excess Withdrawals, you may take up to $7,600 each year as long as the Covered Person(s) is(are) alive.



EXAMPLE 6 - IMPACT OF MINIMUM INCOME BASE



Assume you elect MarketLock Income Plus and you invest a single Purchase Payment of $100,000. You make no additional Purchase Payments and no withdrawals before the 12th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Income Base and Income Credit Base do not increase due to a maximum Anniversary Value. Assume that your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amounts are as follows:


----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                             INCOME                      ANNUAL
                CONTRACT       INCOME        CREDIT        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE          BASE         CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $103,000      $112,000      $100,000       $6,000        $5,600
----------------------------------------------------------------------------------
     3rd        $103,000      $118,000      $100,000       $6,000        $5,900
----------------------------------------------------------------------------------
     4th        $103,000      $124,000      $100,000       $6,000        $6,200
----------------------------------------------------------------------------------
     5th        $103,000      $130,000      $100,000       $6,000        $6,500
----------------------------------------------------------------------------------
     6th        $103,000      $136,000      $100,000       $6,000        $6,800
----------------------------------------------------------------------------------
     7th        $103,000      $142,000      $100,000       $6,000        $7,100
----------------------------------------------------------------------------------
     8th        $103,000      $148,000      $100,000       $6,000        $7,400
----------------------------------------------------------------------------------
     9th        $103,000      $154,000      $100,000       $6,000        $7,700
----------------------------------------------------------------------------------
    10th        $103,000      $160,000      $100,000       $6,000        $8,000
----------------------------------------------------------------------------------
    11th        $103,000      $166,000      $100,000       $6,000        $8,300
----------------------------------------------------------------------------------
    12th        $103,000      $200,000      $200,000         NA*         $10,000
----------------------------------------------------------------------------------



* The Income Base calculated based on 200% of the Purchase Payments made in the 1st contract year is greater than the maximum Anniversary Value and the Income Credit plus the Income Base; therefore, the Income Base and the Income Credit Base are increased to $200,000 on the 12th anniversary.



On your 12th anniversary, your Income Base is equal to the greatest of your contract value ($103,000), your Income Credit plus your current Income Base ($172,000 = $166,000 + $6,000), and 200% of the Purchase Payments made in the 1st contract year ($200,000 = 200% x $100,000). Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $10,000 (5% of the $200,000 Income
Base). Therefore, if you do not take any Excess Withdrawals and begin taking withdrawals as of the 12th anniversary, you may take up to $10,000 each year as long as the Covered Person(s) is(are) alive.


MARKETLOCK FOR LIFE PLUS EXAMPLES

The following examples demonstrate the operation of the MarketLock For Life
Plus:

EXAMPLE 1:


Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.



Your initial Income Base and Income Credit Base are equal to 100% of your Eligible Purchase Payments, or $100,000. Your Income Credit on the 1st contract anniversary is calculated as the Income Credit Percentage multiplied by the Income Credit Base (6% x $100,000) which equals $6,000. On your 1st contract anniversary, your Income Base is adjusted to $106,000 which equals the greatest of your current Income Base ($100,000), your contract value ($103,000), or your Income Credit plus your current Income Base ($6,000 + $100,000).



Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st contract anniversary is 5% of the Income Base (5% x $106,000 = $5,300). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,300 each year as long as the Covered Person(s) is(are) alive and you do not take any Excess Withdrawals.


EXAMPLE 2:


Assume you elect MarketLock For Life Plus, you invest an initial Purchase Payment of $100,000, you make subsequent Purchase Payments of $120,000 in year 2, $30,000 in year 5, and $50,000 in year 6, and you take no withdrawals before the 6th contract anniversary. Assume further that on your 1st contract anniversary, your contract value is $103,000. Therefore, your Income Base and Income Credit Base do not increase due to a maximum Anniversary Value. Your contract values, Income Bases, Income Credit Bases, and Income Credit are given as follows:


----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                                                         ANNUAL
   CONTRACT     CONTRACT       INCOME        INCOME        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE       CREDIT BASE     CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $223,000      $218,000      $200,000       $12,000       $10,900
----------------------------------------------------------------------------------
     3rd        $223,000      $230,000      $200,000       $12,000       $11,500
----------------------------------------------------------------------------------
     4th        $223,000      $242,000      $200,000       $12,000       $12,100
----------------------------------------------------------------------------------
     5th        $253,000      $285,800      $230,000       $13,800       $14,290
----------------------------------------------------------------------------------
     6th        $303,000      $299,600      $230,000       $13,800       $14,980
----------------------------------------------------------------------------------



Since the Income Base equals the Income Base at the beginning of that Income Year plus the subsequent Eligible Purchase Payments made in year 2, your new Income Base at the time of deposit equals $206,000 ($106,000 + $100,000). $20,000 of the $120,000 Purchase Payment is considered Ineligible Purchase Payments because it exceeds the Eligible Purchase Payment made in the 1st contract year (100% of $100,000). On your 2nd contract anniversary, your Income Credit is $12,000 (6% x $200,000) and your Income Base equals $218,000 ($206,000
+ $12,000). Assuming your Maximum Annual Withdrawal Percentage at that time is 5%, then your Maximum Annual Withdrawal Amount would be $10,900 if you were to start taking withdrawals after the 2nd contract anniversary (5% of the $218,000 Income Base). However, continuing to assume you do not take any withdrawals in years 3 and 4, your Income Base will increase by your Income Credit and as a result, your Maximum Annual Withdrawal Amount will also increase. After your Purchase Payment of $30,000 in year 5, your new Income Base equals $272,000 ($242,000 + $30,000). On your 5th contract anniversary, your Income Credit Base is $230,000 and your Income Credit equals $13,800 ($230,000 x 6%). Your Income Base equals $285,800 ($272,000 + $13,800). Any Purchase Payments made on or after your 5th contract anniversary are considered Ineligible Purchase Payments. Therefore, your $50,000 Purchase Payment in year 6 will not increase the Income Base, Income Credit Base, or Income Credit. A maximum Anniversary Value is not attained on the 6th contract anniversary since the contract value of $303,000 is reduced by Ineligible Purchase Payments of $70,000 ($20,000 + $50,000). Therefore, your Income Base is $299,600 ($285,800 + $13,800). If you were to start taking withdrawals after the 6th contract anniversary, and your Maximum Annual Withdrawal Percentage at that time remains at 5%, your Maximum Annual Withdrawal Amount would be $14,980 (5% of the $299,600 Income Base). If you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $14,980 each year as long as the Covered Person(s) is (are) alive.


EXAMPLE 3:

Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Income Bases, Income Credit Bases, and Income Credit are given as follows:

----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                                                         ANNUAL
   CONTRACT     CONTRACT       INCOME        INCOME        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE       CREDIT BASE     CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $115,000      $115,000      $115,000        N/A*         $5,750
----------------------------------------------------------------------------------
     3rd        $107,000      $121,900      $115,000       $6,900        $6,095
----------------------------------------------------------------------------------
     4th        $110,000      $128,800      $115,000       $6,900        $6,440
----------------------------------------------------------------------------------
     5th        $140,000      $140,000      $140,000        N/A*         $7,000
----------------------------------------------------------------------------------
     6th        $145,000      $148,400      $140,000       $8,400        $7,420
----------------------------------------------------------------------------------


* The Income Base calculated based on the maximum Anniversary Value is greater than the Income Credit plus the Income Base; therefore, the Income Credit Base and Income Base are increased to the current anniversary value, and the Income Base is not increased by the Income Credit.


On your 6th contract anniversary, your contract value is $145,000, and your Income Base is stepped-up to $148,400 and Income Credit Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,420 (5% of the $148,400 Income Base). Therefore, if you do not take any Excess

Withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $7,420 each year as long as the Covered Person(s) is (are) alive.


EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:


Assume you elect MarketLock For Life Plus, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 6th contract anniversary. Contract values, Income Bases, Income Credit Bases, and Income Credits are as described in EXAMPLE 3 above. Also assume that during your 7th contract year, after your 6th contract anniversary, your contract value is $107,920 and you make a withdrawal of $11,440. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,420), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,440 - $7,420), or $4,020. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,420. Your contract value after this portion of the withdrawal is $100,500
($107,920 - $7,420), but your Income Base and Income Credit Base are unchanged. Next, we recalculate your Income Base, Income Credit Base and Income Credit by reducing the Income Base and Income Credit Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,020/$100,500 = 4%). The Income Base is adjusted to $142,464($148,400 minus 4% of $148,400 equals $5,936). The Income Credit Base is adjusted to $134,400 ($140,000 minus 4% of $140,000 equals $5,600). Your new Income Credit is 6% of your new Income Credit Base (6% x $134,400), which equals $8,064. Your new Maximum Annual Withdrawal Amount is your Income Base multiplied by your Maximum Annual Withdrawal Percentage ($142,464 x 5%), which equals $7,123.20. Therefore, if you do not take additional Excess Withdrawals, you may take up to $7,123.20 each year as long as the Covered Person(s) is(are) alive.



EXAMPLE 5 - IMPACT OF MINIMUM INCOME BASE



Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000. You make no additional Purchase Payments and no withdrawals before the 12th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Income Base and Income Credit Base do not increase due to a maximum Anniversary Value. Assume that your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amounts are as follows:


----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                                                         ANNUAL
                CONTRACT       INCOME        INCOME        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE       CREDIT BASE     CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $103,000      $112,000      $100,000       $6,000        $5,600
----------------------------------------------------------------------------------
     3rd        $103,000      $118,000      $100,000       $6,000        $5,900
----------------------------------------------------------------------------------
     4th        $103,000      $124,000      $100,000       $6,000        $6,200
----------------------------------------------------------------------------------
     5th        $103,000      $130,000      $100,000       $6,000        $6,500
----------------------------------------------------------------------------------
     6th        $103,000      $136,000      $100,000       $6,000        $6,800
----------------------------------------------------------------------------------
     7th        $103,000      $142,000      $100,000       $6,000        $7,100
----------------------------------------------------------------------------------
     8th        $103,000      $148,000      $100,000       $6,000        $7,400
----------------------------------------------------------------------------------
     9th        $103,000      $154,000      $100,000       $6,000        $7,700
----------------------------------------------------------------------------------
    10th        $103,000      $160,000      $100,000       $6,000        $8,000
----------------------------------------------------------------------------------
    11th        $103,000      $166,000      $100,000       $6,000        $8,300
----------------------------------------------------------------------------------
    12th        $103,000      $200,000      $200,000         NA*         $10,000
----------------------------------------------------------------------------------



* The Income Base calculated based on 200% of the Purchase Payments made in the 1st contract year is greater than the maximum Anniversary Value and the Income Credit plus the Income Base; therefore, the Income Base and the Income Credit Base are increased to $200,000 on the 12th anniversary.



On your 12th anniversary, your Income Base is equal to the greatest of your contract value ($103,000), your Income Credit plus your current Income Base ($172,000 = $166,000 + $6,000), and 200% of the Purchase Payments made in the 1st contract year ($200,000 = 200% x $100,000). Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $10,000 (5% of the $200,000 Benefit
Base). Therefore, if you do not take any Excess Withdrawals and begin taking withdrawals as of the 12th anniversary, you may take up to $10,000 each year as long as the Covered Person(s) is(are) alive.


MARKETLOCK FOR LIFE EXAMPLES

The following examples demonstrate the operation of the MarketLock For Life feature:

EXAMPLE 1:


Assume you elect MarketLock For Life and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.



Your initial Income Base is equal to 100% of your Eligible Purchase Payments, or $100,000. On your 1st contract anniversary, your Income Base is equal to the greater of your current Income Base ($100,000), or your contract value

($103,000), which is $103,000. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st anniversary is 5% of the Income Base
(5% x $103,000 = $5,150). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,150 each year as long as the Covered Person(s) is(are both) alive and you do not take any excess withdrawals.


EXAMPLE 2 - IMPACT OF MAXIMUM ANNIVERSARY VALUES

Assume you elect MarketLock For Life and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Income Bases, and Maximum Annual Withdrawal Amount are as follows:

------------------------------------------------------
                                             MAXIMUM
                                             ANNUAL
                CONTRACT                   WITHDRAWAL
 ANNIVERSARY      VALUE      INCOME BASE     AMOUNT
------------------------------------------------------
------------------------------------------------------
     1st        $103,000      $103,000       $5,150
------------------------------------------------------
     2nd        $115,000      $115,000       $5,750
------------------------------------------------------
     3rd        $107,000      $115,000       $5,750
------------------------------------------------------
     4th        $110,000      $115,000       $5,750
------------------------------------------------------
     5th        $140,000      $140,000       $7,000
------------------------------------------------------



On your 2nd anniversary, your Income Base is equal to the greater of your current Income Base ($103,000), or your contract value ($115,000), which is $115,000. On your 3rd and 4th anniversary, your Income Base stays at $115,000 because your contract values on those anniversaries are less than current Income Base ($115,000). Then, on your 5th anniversary, your contract value is $140,000, so your Income Base is stepped-up to $140,000. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,000 (5% of the $140,000 Income
Base). Therefore, if you do not take any Excess Withdrawals and begin taking withdrawals as of the 5th anniversary, you may take up to $7,000 each year as long as the Covered Person(s) is(are both) alive.


EXAMPLE 3 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT


Assume you elect MarketLock For Life, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 5th contract anniversary. Contract values, Income Bases, and Maximum Annual Withdrawal Amount are as described in EXAMPLE 2 above. Also assume that during your 6th contract year, after your 5th contract anniversary, your contract value is $117,800 and you make a withdrawal of $11,432. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,000), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,432 - $7,000), or $4,432. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,000. Your contract value after this portion of the withdrawal is $110,800 ($117,800 - $7,000), but your Income Base and Income Credit Base are unchanged. Next, we recalculate your Income Base, Income Credit Base and Income Credit by reducing the Income Base and Income Credit Base by the proportion by which the Contract Value was reduced by the Excess Withdrawal ($4,432 / $110,800 = 4%). The Income Base is adjusted to $134,400, or $140,000 * 96%. Your new Maximum Annual Withdrawal Amount is your Income Base multiplied by your Maximum Annual Withdrawal Percentage
($134,400 * 5%), which equals $6,720. Therefore, if you do not take additional excess withdrawals, you may take up to $6,720 each year as long as the Covered Person(s) is (are both) alive.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           APPENDIX C - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



-------------------------------------------------------------------------------------
   PROSPECTUS PROVISION            AVAILABILITY OR VARIATION               STATES
-------------------------------------------------------------------- ----------------
 Transfer Privilege        Any transfer over the limit of 15 will     Pennsylvania
                           incur a $10 transfer fee.                  Texas
-------------------------------------------------------------------- ----------------
 Administration Charge     Contract Maintenance Fee is $30.           New Mexico
                                                                      North Dakota
-------------------------------------------------------------------- ----------------
 Administration Charge     Charge will be deducted pro-rata from      Oregon
                           Variable Portfolios only.                  Texas
                                                                      Washington
-------------------------------------------------------------------- ----------------
 Annuity Date              You may begin the Income Phase anytime     Florida
                           after your first contract anniversary.
-------------------------------------------------------------------- ----------------
 MarketLock Income Plus,   Charge will be deducted pro-rata from      Oregon
 MarketLock For Life       Variable Portfolios only.                  Texas
 Plus, MarketLock For                                                 Washington
 Life
-------------------------------------------------------------------- ----------------
 MarketLock Income Plus,   You may elect the current Maximum Annual   Oregon
 MarketLock For Life       Withdrawal Amount to be received monthly
 Plus,
 MarketLock For Life
-------------------------------------------------------------------- ----------------
 Free Look                 If you reside in Arizona and are age 65    Arizona
                           or older on your Contract Date, the Free
                           Look period is 30 days
-------------------------------------------------------------------- ----------------
 Free Look                 If you reside in California and are age    California
                           60 or older on your Contract Date, the
                           Free Look period is 30 days.
-------------------------------------------------------------------- ----------------
 Systematic Withdrawal     Minimum withdrawal amount is $250 per      Oregon
                           withdrawal.
-------------------------------------------------------------------- ----------------
 Death Benefits            The standard death benefit is only         Washington
                           available to contract owners or
                           continuing spouses who are age 82 and
                           younger. The Combination HV & Roll-Up
                           death benefit is not available.
-------------------------------------------------------------------- ----------------
 Premium Tax               We do not deduct premium tax charges       New Mexico
                           when you surrender your contract or        Oregon
                           begin the Income Phase.                    Washington
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0.50%     California
                           for Qualified contracts and 2.35% for
                           Non-Qualified contracts when you
                           surrender your contract or begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Maine
                           Qualified contracts and 2.0% for Non-
                           Qualified contracts when you make a
                           Purchase Payment.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Nevada
                           Qualified contracts and 3.5% for Non-
                           Qualified contracts when you surrender
                           your contract or begin the Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               For the first $500,000 in the contract,    South Dakota
                           we deduct premium tax charges of 0% for
                           Qualified contracts and 1.25% for Non-
                           Qualified contracts when you make a
                           Purchase Payment. For any amount in
                           excess of $500,000 in the contract, we
                           deduct front-end premium tax charges of
                           0% for Qualified contracts and 0.80% for
                           Non-Qualified contracts when you make a
                           Purchase Payment.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 1.0%      West Virginia
                           for Qualified contracts and 1.0% for
                           Non-Qualified contracts when you
                           surrender your contract or begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Wyoming
                           Qualified contracts and 1.0% for Non-
                           Qualified contracts when you make a
                           Purchase Payment.
-------------------------------------------------------------------- ----------------

  Please forward a copy (without charge) of the Polaris Platinum III Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)


       ----------------------------------------------------------
       Name

       ----------------------------------------------------------
       Address

       ----------------------------------------------------------
       City/State/Zip


Contract Issue Date: -------------------------------------------------------


Date: ------------------------------    Signed: ----------------------------



  Return to: AIG SunAmerica Life Assurance Company, Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299

                       STATEMENT OF ADDITIONAL INFORMATION
                       -----------------------------------

                INDIVIDUAL FIXED AND VARIABLE ANNUITY CONTRACTS

                                    ISSUED BY

                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                               IN CONNECTION WITH

                            VARIABLE SEPARATE ACCOUNT

                     POLARIS PLATINUM III VARIABLE ANNUITY


This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated April 30, 2009, relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 445-7862 or writing us at:


                     AIG SUNAMERICA LIFE ASSURANCE COMPANY
                             ANNUITY SERVICE CENTER
                                 P.O. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299


                                 April 30, 2009

                                TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
Separate Account.................................................    3

General Account..................................................    4

Support Agreement Between the Company and AIG....................    4

Master-Feeder Structure..........................................    5

Performance Data ................................................    6

Annuity Income Payments..........................................   11

Annuity Unit Values..............................................   12

Taxes............................................................   15

Broker-Dealer Firms Receiving Revenue Sharing Payments...........   24

Distribution of Contracts........................................   25

Financial Statements.............................................   25

                                SEPARATE ACCOUNT
                                ----------------

     Variable Separate Account ("Separate Account") was originally established by Anchor National Life Insurance Company ("Anchor National") under Arizona law on January 1, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981. Effective March 1, 2003, Anchor National changed its name to AIG SunAmerica Life Assurance Company (the "Company"). This was a name change only and did not affect the substance of any contract. The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a wholly owned subsidiary of AIG Retirement Services, Inc.(formerly AIG SunAmerica Inc.), a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's activities include general insurance, life insurance and retirement services, financial services and asset management. The Company is an Arizona-domiciled life insurance company principally engaged in the business of writing variable annuity contracts directed to the market for tax-deferred, long-term savings products. The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.

     The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

     The Separate Account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one of the underlying funds. The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the underlying funds. Values allocated to the Separate Account and the amount of variable annuity Income Payments will vary with the values of shares of the underlying funds, and are also reduced by contract charges.

     The basic objective of a variable annuity contract is to provide variable annuity Income Payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity Income Payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the underlying funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their funds to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity Income Payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

     Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity Income Payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity Income Payments).

                                 GENERAL ACCOUNT
                                 ---------------

     The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the DCA accounts available in connection with the general account, as elected by the owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed account options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

     The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                 SUPPORT AGREEMENT BETWEEN THE COMPANY AND AIG
                 ---------------------------------------------

     The Company has a support agreement in effect between the Company and AIG (the "Support Agreement"), pursuant to which AIG has agreed that AIG will cause the Company to maintain a policyholder's surplus of not less than $1,000,000 or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under circumstances where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Policyholders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such policyholder when due, have the right to enforce the Support Agreement directly against AIG on behalf of the Company.

                             MASTER-FEEDER STRUCTURE
                             -----------------------

     The following underlying funds currently do not buy individual securities directly: American Funds Global Growth SAST Portfolio, American Funds Growth SAST Portfolio, American Funds Growth-Income SAST Portfolio, and American Funds Asset Allocation SAST Portfolio (the "Feeder Funds"). Instead, each Feeder Fund invests all of its investment assets in a corresponding "Master Fund" of American Funds Insurance Series(R), managed by Capital Research and Management Company ("Capital Research").


     Because each Feeder Fund invests all of its assets in a Master Fund, the investment adviser to the Feeder Funds, SunAmerica Asset Management Corp. ("SAAMCo") does not provide any portfolio management services for the Feeder Funds. SAAMCo provides those services for the Feeder Funds that are normally provided by a fund's investment adviser with the exception of portfolio management. Such services include, but are not limited to: monitoring the ongoing investment performance of the Master Funds, monitoring the Feeder Funds' other service providers, facilitating the distribution of Master Fund shareholder materials to Feeder Fund shareholders and providing such other services as are necessary or appropriate to the efficient operation of the Feeder Funds with respect to their investment in the corresponding Master Funds. Pursuant to its investment advisory agreement with SunAmerica Series Trust, SAAMCo will provide these services so long as a Feeder Fund is a "feeder fund" investing in a Master Fund.

     SAAMCo has contractually agreed to waive 0.70% of its advisory fee for so long as the Feeder Fund is operated as a feeder fund. Under the master-feeder structure, however, each Feeder Fund may withdraw its entire investment from its corresponding Master Fund if the Feeder Fund Board determines that it is in the best interests of the Feeder Fund and its shareholders to do so. If the underlying fund ceases to operate as a "feeder fund," SAAMCo will serve as investment manager for the Feeder Fund.


     The terms "Feeder Fund" and "Master Fund" as used in the Prospectus are used for ease of relevant disclosure. There are a number of differences between arrangements commonly referred to as master-feeder funds, and the investments by the Feeder Funds in the Master Funds described in the Prospectus. These differences include the following:



     - Advisory fees commonly are assessed by the master fund, but not by the feeder fund. The Master Funds and the Feeder Funds both have investment advisory fees. (However, as described above, SAAMCo's advisory fee is solely attributable to administrative services, not portfolio management. Moreover, SAAMCo has contractually agreed to waive certain Feeder Fund advisory fees for as long as the Feeder Funds invest in a Master Fund); and


     - Master funds commonly sell their shares only to feeder funds. The Master Funds in which the Feeder Funds invest also sell their shares to separate accounts of life insurance companies to fund variable annuity contracts and variable life insurance contracts issued by the companies.

                                PERFORMANCE DATA
                                ----------------

     From time to time the Separate Account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Cash Management Portfolio (which invests in shares of the Cash Management Portfolio of SunAmerica Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Cash Management Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

     In addition, the Separate Account may advertise "total return" data for the Variable Portfolios (including the Cash Management Portfolio). A Variable Portfolio is a subaccount of the Separate Account which provides for the variable investment options available under the contract. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The "total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period). Recurring contract charges are reflected in the total return figures in the same manner as they are reflected in the yield data for contracts funded through the Cash Management Portfolio.

     For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding underlying funds of Anchor Series Trust, SunAmerica Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., and Van Kampen Life Investment Trust ("Trusts") modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective Trusts' underlying fund. Further, returns shown are for the original class of shares of certain Trusts (Class 1 for the Anchor Series and SunAmerica Series Trust and Class I for the Van Kampen Life Investment Trust), adjusted to reflect the fees and charges for the newer class of shares (for Class 3 and Class II respectively) until performance for the newer class becomes available. However, the actual shares purchased under this contract are Class 3 for Anchor Series Trust and SunAmerica Series Trust,
Class 2 for Franklin Templeton Variable Insurance Products Trust, and Class II for Van Kampen Life Investment Trust. Returns of the newer class will be lower than those of the original class since the newer class of shares is subject to service fees of 0.25% for each Trust except Lord Abbett Series Fund, Inc. The inception date of the Class 3 shares in Anchor Series and SunAmerica Series Trusts is September 30, 2002; the inception date of the Class II shares of Van Kampen Life Investment Trust is September 18, 2000. In some cases a particular Variable Portfolio may have been available in another contract funded through this Separate Account. If the Variable Portfolio was incepted in this Separate Account prior to the offering of this contract, we report standardized contract performance adjusted for the fees and charges on this contract. We commonly refer to these performance calculations as hypothetical adjusted historical returns. Performance figures similarly adjusted but based on underlying Trusts' performance (outside of this Separate Account) should not be construed to be actual historical performance of the relevant Separate Account Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding underlying funds of the Trusts adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). The Trusts have served since their inception as underlying investment media for Separate Accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

     Performance data for the various Variable Portfolios are computed in the manner described below.

CASH MANAGEMENT PORTFOLIO

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

      Base Period Return = (EV - SV - CMF)/(SV)

where:
        SV = value of one Accumulation Unit at the start of a 7 day period

        EV = value of one Accumulation Unit at the end of the 7 day period

        CMF = an allocated portion of the $35 annual Contract Maintenance Fee, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that Variable Portfolio. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

        Current Yield = (Base Period Return) x (365/7)

The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

        Effective Yield = [(Base Period Return + 1) TO THE POWER OF 365/7 - 1]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.


Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time. In periods of very low short-term interest rates, the Portfolio's yield may become negative, which may result in a decline in value of your investment.


OTHER VARIABLE PORTFOLIOS

The Variable Portfolios of the Separate Account other than the Cash Management Portfolio compute their performance data as "total return."

Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

        P (1 + T) TO THE POWER OF n = ERV

where:
        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year period as of the end of the period (or fractional portion thereof)

Standardized performance for the Portfolios available in this contract reflect total returns using the seven year surrender charge schedule.

We may, from time to time, advertise other variations of performance along with the standardized performance as described above.

The total return figures reflect the effect of both non-recurring and recurring charges. The applicable Withdrawal Charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance.

PORTFOLIO ALLOCATOR MODELS PERFORMANCE

The Separate Account also computes "total return" data for each of the Portfolio Allocator models. Each model is comprised of a combination of Variable Portfolios available under the contract using various asset classes based on historical asset class performance.

Total return for a Portfolio Allocator model represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical investment in a contract, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. It is assumed that the initial hypothetical investment is made on the model inception date and rebalanced in accordance with the model on each evaluation date. The model inception date is the date when the model was first offered for investment.

The formula assumes that: (1) all recurring fees have been charged to the contract owner's accounts; (2) all applicable non-recurring charges are deducted at the beginning of the period in question; and (3) there will be a complete redemption at the end of the period in question.

                 P (1 + T) (n)  =  ERV

                 P   =    contract value at the beginning of period n

                 T   =    average annual total return for the period in question

                 n = number of years, either 1-year, 5-year, or 10-year period in question (or fractional period thereof). For a period less than one year, n is equal to 1.

                 ERV = redeemable value (as of the end of the stated period in question) of a hypothetical investment made on the inception date of the model. The initial investment is allocated to the specific portfolios in the applicable model based on the stated percentages applicable during that time and it is reallocated on the evaluation date. Ending redeemable value is calculated based on the sum of units and ending unit value of each portfolio at the time of redemption.

     Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

                      n
                P(1+T)  = ERV

where:            P     =   a hypothetical initial payment of $1,000
                  T     =   average annual total return
                  n     =   number of years
                ERV     =   ending redeemable value of a hypothetical $1,000
                            payment made at the beginning of the 1, 5, or 10 year period as of the end of the period
                            (or fractional portion thereof).

     The total return figures reflect the effect of recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Cash Management Portfolio, described above. As with the Cash Management Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.

                            ANNUITY INCOME PAYMENTS
                            -----------------------

INITIAL MONTHLY ANNUITY INCOME PAYMENTS

     The initial Income Payment is determined by applying separately that portion of the contract value allocated to the fixed account options and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable Income Payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity option selected.

     The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly Income Payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity Income Payment. The number of Annuity Units determined for the first variable annuity Income Payment remains constant for the second and subsequent monthly variable annuity Income Payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY PAYMENTS

     For fixed Income Payments, the amount of the second and each subsequent monthly annuity Income Payment is the same as that determined above for the first monthly payment.

     For variable Income Payments, the amount of the second and each subsequent monthly annuity Income Payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit value as of the day preceding the date on which each annuity Income Payment is due.

                               ANNUITY UNIT VALUES
                               -------------------

     The value of an Annuity Unit is determined independently for each Variable Portfolio.

     The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceeds 3.5%, variable annuity Income Payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity Income Payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity Income Payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity Income Payments to increase (or not to decrease).

     The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each Income Payment will vary accordingly.

     For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

     The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Variable Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

     The NIF for any Variable Portfolio for a certain month is determined by dividing (a) by (b) where:

     (a) is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

     (b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

     The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than 1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by Separate Account asset charges.

     ILLUSTRATIVE EXAMPLE
     --------------------

     Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been

$11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                    NIF = ($11.46/$11.44)

                        = 1.00174825

     The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the Income Payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable Income Payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                            (1/12)
                  1/[(1.035)      ] = 0.99713732

     In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                 $10.103523 x 1.00174825 x 0.99713732 = $10.092213

     To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity income payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

     The NIF measures the performance of the funds that are basis for the amount of future annuity income payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF) / (1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is less that one and payments are decreased.

VARIABLE ANNUITY INCOME PAYMENTS

     ILLUSTRATIVE EXAMPLE
     --------------------

     Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity Income Payment date is $13.327695.

     P's first variable annuity Income Payment is determined from the annuity factor tables in P's contract, using the information assumed above. From these tables, which supply monthly annuity income payments factors for each $1,000 of applied contract value, P's first variable annuity Income Payment is determined by multiplying the factor of $4.92 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

              First Payment = $4.92 x ($116,412.31/$1,000) = $572.75

     The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity Income Payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

              Annuity Units = $572.75/$13.256932 = 43.203812

     P's second variable annuity Income Payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

              Second Payment = 43.203812 x $13.327695 = $575.81

     The third and subsequent variable annuity Income Payments are computed in a manner similar to the second variable annuity Income Payment.

     Note that the amount of the first variable annuity Income Payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity Income Payments.

                                      TAXES

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-Qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified contract.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the

Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:

     -   after attainment of age 59 1/2;

     -   when paid to your beneficiary after you die;

     -   after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     -   dividends paid with respect to stock of a corporation described in IRC
         Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     -   distributions from IRAs for higher education expenses;

     -   distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply.

The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty between September 11, 2001 and December 31, 2007 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers which are federal tax-free. The Heroes Earnings Assistance and Relief Tax Act of 2008 expanded the reservist provision to include all individuals called up to active duty since September 11, 2001.

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract. For eligible rollover distributions" from contracts issued under certain types of qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" or transferred to another eligible plan in a direct "trustee-to- trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived. An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code (4) distribution of contributions to a Qualified contract which were made in excess of the applicable contribution limit. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section. Only (1) the participant, or, (2) in the case of the participant's death, the participant's surviving spouse, or (3) in the case of a domestic relations order, the participant's spouse or ex-spouse may roll over a distribution into a plan of the participant's own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into an Inherited IRA. An Inherited IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Inherited IRA in a direct "trustee-to-trustee" transfer. Inherited IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).

Beginning in 2008, subject to federal income limitations, funds in a Qualified contract may be rolled directly over to a Roth IRA.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person or to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS OF QUALIFIED CONTRACTS

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan or pursuant to a qualified domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.)

TAX TREATMENT OF GIFTING, ASSIGNING OR TRANSFERRING OWNERSHIP OF A NON-QUALIFIED CONTRACT

Under IRC Section 72(e)(4)(c), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn.

The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

FEDERAL WITHDRAWAL RESTRICTIONS FROM QUALIFIED CONTRACTS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals can only be made when an owner: (1) reaches age 59 1/2 (70 1/2 in the case of Section 457(b) Plans); (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Transfers of amounts from one Qualified contract to another investment option under the same plan, or to another contract or account of the same plan type or from a qualified plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan. On July 26, 2007, the Department of the Treasury published final 403(b) regulations that are largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

Prior to the effective date of the final regulations, provisions applicable to tax-free transfers AND exchanges (both referred to below as "transfers") of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules could have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account THAT IS NOT PART OF THE EMPLOYER'S 403(b) PLAN (OTHER THAN A TRANSFER TO A CONTRACT OR CUSTODIAL ACCOUNT IN A DIFFERENT PLAN), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009, the TRANSFER would be considered a "failed" TRANSFER that is subject to tax. Additional guidance issued by the IRS generally permits a failed TRANSFER to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is PART OF THE EMPLOYER'S 403(b) PLAN or that is subject to an information-sharing agreement with the employer.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.

PARTIAL 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

Section 1035 of the Code provides that a Non-Qualified annuity contract may be exchanged in a tax-free transaction for another Non-Qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. In 1998, the U.S. Tax Court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a tax-free exchange. In 1999, the IRS acquiesced in that Tax Court decision, but stated that it would nonetheless continue to challenge partial exchange transactions under certain circumstances. In Notice 2003-51, published on July 9, 2003, the IRS announced that, pending the publication of final regulations, it would consider all the facts and circumstances to determine whether a partial exchange and subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the partial exchange should be treated as an integrated transaction, and thus whether the two contracts should be treated as a single contract to determine the tax treatment of the surrender or withdrawal under Section 72 of the Code. The IRS made this earlier guidance permanent in Revenue Procedure 2008-24, superseding Notice 2003-51, although it shortened the presumption period from 24 months to 12 months. Revenue Procedure 2008-24 provides that a transfer will be treated as a tax-free exchange under Code section 1035 if either (a) no amounts are withdrawn from, or received in surrender of, either of the contracts involved in the exchange during the 12 months beginning on the date on which amounts are treated as received as premiums or other consideration paid for the contract received in exchange (the date of transfer); or (b) the taxpayer demonstrates that one of the conditions described in Code section 72(q) or any similar life event (such as divorce or loss of employment) occurred between the date of the transfer and the date of the withdrawal or surrender. Owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be available for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees, for federal tax purposes, until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.

One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2009 is the lesser of 100% of includible compensation or $16,500. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $5,000 in 2009 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2009 may not exceed the lesser of $49,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or
Roth) contribution for 2009 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2009. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment. If neither the Owner or the Owner's spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income, The rules concerning what constitutes "coverage" are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590 for more details. The effect of income on the deduction, is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer's plan. If you and your spouse are filing jointly and have a modified AGI of less than $89,000, your contribution may be fully deductible; if your income is between $89,000 and $109,000, your contribution may be partially deductible and if your income is $109,000 or more, your contribution may not be deductible. If you are single and your income is less than $55,000, your contribution may be fully deductible; if your income is between $55,000 and $65,000, your contribution may be partially deductible and if your income is $65,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible.

(d) Roth IRAs

Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2009 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2009. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can make a full or partial contribution to a Roth IRA if you have taxable compensation and your modified adjusted gross income is less than: $176,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $116,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. Certain persons may be eligible to convert a traditional IRA into a Roth IRA.

Conversions or rollovers from qualified plans into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the

Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; investing and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 AND PENSION PROTECTION ACT OF 2006

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expanded the range of eligible tax-free rollover distributions that may be made among qualified plans and increased contribution limits applicable to these plans. The changes made to the IRC by EGTRRA were scheduled to expire on December 31, 2010. The Pension Protection Act of 2006 made permanent those provisions of EGTRRA relating to IRAs and employer sponsored plans.

                               BROKER-DEALER FIRMS
                       RECEIVING REVENUE SHARING PAYMENTS

The following list includes the names of member firms of the FINRA (or their affiliated broker-dealers) that we believe received a revenue sharing payment of more than $5,000 as of the calendar year ending December 31, 2008, from AIG SunAmerica Life Assurance Company and First SunAmerica Life Insurance Company, both affiliated companies. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

A.G. Edwards & Sons, Inc.
Advantage Capital Corporation
AIG Financial Advisors
American General Securities
AmTrust Investment Services, Inc.
BancWest Investment Services, Inc.
CCO Investment Services Corp.
Citigroup Global Markets Inc.
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Ferris, Baker Watts Incorporated
Financial Network Investment Corporation
First Citizens Investor Services, Inc.
FSC Securities Corp.
ING Financial Partners, Inc.
Invest Financial Corporation
Investment Centers of America, Inc
J.J.B. Hilliard, W.L. Lyons, Inc.
Jefferson Pilot Securities Corporation
LaSalle Financial Services, Inc.
Lincoln Financial Advisors Corporation
LPL Financial Corporation
Merrill Lynch, Pierce, Fenner & Smith Inc.
Morgan Keegan & Company, Inc.
Morgan Stanley & Co., Incorporated
Multi Financial Securities Corp.
National Planning Corporation
NEXT Financial Group, Inc.
Primevest Financial Services, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Royal Alliance Associates, Inc.
Sammons Securities Co. LLC
Securities America, Inc.
SII Investments, Inc.
Summit Brokerage Services, Inc.
UBS Financial Services Inc.
Uvest Financial Services Inc.
WAMU Investments, Inc.
Wescom Financial Services

We will update this list annually; interim arrangements may not be reflected. You are encouraged to review the prospectus for each Underlying Fund for any other compensation arrangements pertaining to the distribution of Underlying Fund shares.

Certain broker dealers with which we have selling agreements are our affiliates. In an effort to promote the sale of our products, affiliated firms may pay their registered representatives additional cash incentives which may include but are not limited to bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts, that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

                            DISTRIBUTION OF CONTRACTS
                            -------------------------

      The contracts are offered on a continuous basis through SunAmerica Capital Services, Inc., located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of AIG Retirement Services, Inc. No underwriting fees are paid in connection with the distribution of the contracts. Contracts are offered on a continuous basis.

                              FINANCIAL STATEMENTS
                              --------------------


The following financial statements of Variable Separate Account are included in this Statement of Additional Information:

        - Report of Independent Registered Public Accounting Firm

        - Statement of Assets and Liabilities as of December 31, 2008

        - Schedule of Portfolio Investments as of December 31, 2008

        - Statement of Operations for the year ended December 31, 2008, except as indicated

        - Statement of Changes in Net Assets for the years ended December 31, 2008 and 2007, except as indicated

        - Notes to financial Statements

The following consolidated financial statements of AIG SunAmerica Life Assurance Company are included in this Statement of Additional Information:

        - Report of Independent Registered Public Accounting Firm

        - Consolidated Balance Sheet as of December 31, 2008 and 2007

        - Consolidated Statement of Income and Comprehensive Income for the years ended December 31, 2008, 2007 and 2006

        - Consolidated Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006

        - Notes to Consolidated Financial Statements

The consolidated financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts.

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, California 90071, serves as the independent registered public accounting firm for the Separate Account and the Company. The audited financial statements referred to above are included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                            VARIABLE SEPARATE ACCOUNT

                                       OF

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2008 AND 2007

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2008 AND 2007

                                    CONTENTS

Report of Independent Registered Public Accounting Firm ...................    1
Statement of Assets and Liabilities, December 31, 2008 ....................    2
Schedule of Portfolio Investments, December 31, 2008 ......................   34
Statement of Operations, for the year ended December 31, 2008,
except as indicated .......................................................   36
Statement of Changes in Net Assets, for the year ended December 31, 2008,
except as indicated .......................................................   54
Statement of Changes in Net Assets, for the year ended December 31, 2007,
except as indicated .......................................................   72
Notes to Financial Statements .............................................   90

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of AIG SunAmerica Life Assurance Company and the Contractholders of its separate account, Variable Separate Account

In our opinion, the accompanying statement of assets and liabilities, including the schedule of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Variable Accounts constituting Variable Separate Account, a separate account of AIG SunAmerica Life Assurance Company (the "Separate Account") at December 31, 2008, and the results of their operations for the periods indicated and the changes in each of their net assets for the periods indicated in each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2008 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 24, 2009

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008

                                                                            Government
                                                                               and
                                                  Asset         Capital      Quality                     Natural
                                                Allocation   Appreciation      Bond         Growth      Resources
                                                Portfolio      Portfolio    Portfolio      Portfolio    Portfolio
                                                (Class 1)      (Class 1)    (Class 1)      (Class 1)    (Class 1)
                                               ------------  ------------  ------------  ------------  -----------
Assets:
   Investments in Trusts, at net asset value   $147,375,114  $300,820,039  $223,101,020  $107,186,478  $74,109,970
   Dividends receivable                                   0             0             0             0            0
                                               ------------  ------------  ------------  ------------  -----------
      Total assets                             $147,375,114  $300,820,039  $223,101,020  $107,186,478  $74,109,970
Liabilities:                                              0             0             0             0            0
                                               ------------  ------------  ------------  ------------  -----------
Net assets:                                    $147,375,114  $300,820,039  $223,101,020  $107,186,478  $74,109,970
                                               ============  ============  ============  ============  ===========
   Accumulation units                          $145,754,360  $299,700,775  $221,826,467  $106,652,732  $73,808,149
   Contracts in payout (annuitization) period     1,620,754     1,119,264     1,274,553       533,746      301,821
                                               ------------  ------------  ------------  ------------  -----------
      Total net assets                         $147,375,114  $300,820,039  $223,101,020  $107,186,478  $74,109,970
                                               ============  ============  ============  ============  ===========
Accumulation units outstanding                    7,194,179     9,603,733    11,993,175     4,907,778    2,237,556
                                               ============  ============  ============  ============  ===========

                                                                           Government
                                                                               and
                                                  Asset       Capital        Quality                   Natural
                                               Allocation   Appreciation      Bond         Growth     Resources
                                                Portfolio    Portfolio      Portfolio    Portfolio    Portfolio
                                                (Class 2)    (Class 2)      (Class 2)    (Class 2)    (Class 2)
                                               -----------  ------------  ------------  -----------  -----------
Assets:
   Investments in Trusts, at net asset value   $12,122,668   $64,342,219  $102,765,344  $33,008,654  $17,710,051
   Dividends receivable                                  0             0             0            0            0
                                               -----------  ------------  ------------  -----------  -----------
      Total assets                             $12,122,668   $64,342,219  $102,765,344  $33,008,654  $17,710,051
Liabilities:                                             0             0             0            0            0
                                               -----------  ------------  ------------  -----------  -----------
Net assets:                                    $12,122,668   $64,342,219  $102,765,344  $33,008,654  $17,710,051
                                               ===========  ============  ============  ===========  ===========
   Accumulation units                          $12,086,822   $64,198,515  $102,501,280  $32,961,537  $17,708,653
   Contracts in payout (annuitization) period       35,846       143,704       264,064       47,117        1,398
                                               -----------  ------------  ------------  -----------  -----------
      Total net assets                         $12,122,668   $64,342,219  $102,765,344  $33,008,654  $17,710,051
                                               ===========  ============  ============  ===========  ===========
Accumulation units outstanding                     601,315     2,019,308     5,547,521    1,528,935      542,243
                                               ===========  ============  ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                           Government
                                                                              and
                                                 Asset         Capital      Quality                      Natural
                                               Allocation   Appreciation      Bond         Growth       Resources
                                               Portfolio      Portfolio    Portfolio      Portfolio     Portfolio
                                               (Class 3)      (Class 3)    (Class 3)      (Class 3)     (Class 3)
                                               -----------  ------------  ------------  ------------  ------------
Assets:
   Investments in Trusts, at net asset value   $20,124,873  $296,122,416  $570,555,593  $127,120,040  $109,563,013
   Dividends receivable                                  0             0             0             0             0
                                               -----------  ------------  ------------  ------------  ------------
      Total assets                             $20,124,873  $296,122,416  $570,555,593  $127,120,040  $109,563,013
Liabilities:                                             0             0             0             0             0
                                               -----------  ------------  ------------  ------------  ------------
Net assets:                                    $20,124,873  $296,122,416  $570,555,593  $127,120,040  $109,563,013
                                               ===========  ============  ============  ============  ============
   Accumulation units                          $20,123,911  $296,057,518  $570,351,741  $127,080,331  $109,560,235
   Contracts in payout (annuitization) period          962        64,898       203,852        39,709         2,778
                                               -----------  ------------  ------------  ------------  ------------
      Total net assets                         $20,124,873  $296,122,416  $570,555,593  $127,120,040  $109,563,013
                                               ===========  ============  ============  ============  ============
Accumulation units outstanding                   1,020,520     9,645,069    31,721,186     6,266,233     3,603,233
                                               ===========  ============  ============  ============  ============


                                                                                          Blue
                                                Aggressive     Alliance                   Chip       Capital
                                                 Growth         Growth     Balanced      Growth      Growth
                                                Portfolio     Portfolio    Portfolio    Portfolio   Portfolio
                                                (Class 1)     (Class 1)    (Class 1)    (Class 1)   (Class 1)
                                               -----------  ------------  -----------  ----------  ----------
Assets:
   Investments in Trusts, at net asset value   $27,224,036  $190,007,995  $51,897,036  $6,818,684  $5,488,291
   Dividends receivable                                  0             0            0           0           0
                                               -----------  ------------  -----------  ----------  ----------
      Total assets                             $27,224,036  $190,007,995  $51,897,036  $6,818,684  $5,488,291
Liabilities:                                             0             0            0           0           0
                                               -----------  ------------  -----------  ----------  ----------
Net assets:                                    $27,224,036  $190,007,995  $51,897,036  $6,818,684  $5,488,291
                                               ===========  ============  ===========  ==========  ==========
   Accumulation units                          $26,974,648  $188,821,420  $51,510,058  $6,788,237  $5,460,950
   Contracts in payout (annuitization) period      249,388     1,186,575      386,978      30,447      27,341
                                               -----------  ------------  -----------  ----------  ----------
      Total net assets                         $27,224,036  $190,007,995  $51,897,036  $6,818,684  $5,488,291
                                               ===========  ============  ===========  ==========  ==========
Accumulation units outstanding                   3,401,679     8,824,481    4,198,298   1,575,290   1,112,899
                                               ===========  ============  ===========  ==========  ==========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                                           "Dogs"
                                                                               Davis         of
                                                   Cash        Corporate      Venture       Wall        Emerging
                                                Management       Bond          Value       Street       Markets
                                                Portfolio     Portfolio     Portfolio     Portfolio    Portfolio
                                                (Class 1)     (Class 1)      (Class 1)    (Class 1)    (Class 1)
                                               ------------  ------------  ------------  -----------  -----------
Assets:
   Investments in Trusts, at net asset value   $186,373,001  $105,636,170  $525,791,927  $20,330,702  $41,703,578
   Dividends receivable                                   0             0             0            0            0
                                               ------------  ------------  ------------  -----------  -----------
      Total assets                             $186,373,001  $105,636,170  $525,791,927  $20,330,702  $41,703,578
Liabilities:                                              0             0             0            0            0
                                               ------------  ------------  ------------  -----------  -----------
Net assets:                                    $186,373,001  $105,636,170  $525,791,927  $20,330,702  $41,703,578
                                               ============  ============  ============  ===========  ===========
   Accumulation units                          $185,823,293  $104,758,958  $523,958,086  $20,122,864  $41,647,494
   Contracts in payout (annuitization) period       549,708       877,212     1,833,841      207,838       56,084
                                               ------------  ------------  ------------  -----------  -----------
      Total net assets                         $186,373,001  $105,636,170  $525,791,927  $20,330,702  $41,703,578
                                               ============  ============  ============  ===========  ===========
Accumulation units outstanding                   13,589,028     6,240,647    21,525,126    2,229,026    3,636,407
                                               ============  ============  ============  ===========  ===========



                                                  Equity      Fundamental     Global       Global       Growth
                                               Opportunities     Growth        Bond       Equities   Opportunities
                                                 Portfolio     Portfolio    Portfolio    Portfolio     Portfolio
                                                 (Class 1)      (Class 1)   (Class 1)    (Class 1)     (Class 1)
                                               -------------  -----------  -----------  -----------  -------------
Assets:
   Investments in Trusts, at net asset value    $35,474,098   $45,125,727  $65,988,275  $65,401,932   $10,348,589
   Dividends receivable                                   0             0            0            0             0
                                                -----------   -----------  -----------  -----------  ------------
      Total assets                              $35,474,098   $45,125,727  $65,988,275  $65,401,932   $10,348,589
Liabilities:                                              0             0            0            0             0
                                                -----------   -----------  -----------  -----------  ------------
Net assets:                                     $35,474,098   $45,125,727  $65,988,275  $65,401,932   $10,348,589
                                                ===========   ===========  ===========  ===========  ============
   Accumulation units                           $35,118,776   $44,873,129  $65,735,918  $65,111,115   $10,333,544
   Contracts in payout (annuitization) period       355,322       252,598      252,357      290,817        15,045
                                                -----------   -----------  -----------  -----------  ------------
      Total net assets                          $35,474,098   $45,125,727  $65,988,275  $65,401,932   $10,348,589
                                                ===========   ===========  ===========  ===========  ============
Accumulation units outstanding                    2,848,230     3,874,789    3,232,771    4,455,237     2,415,458
                                                ===========   ===========  ===========  ===========  ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                                          International
                                                                           International     Growth        Marsico
                                                              High-Yield    Diversified        and         Focused
                                               Growth-Income     Bond         Equities       Income         Growth
                                                 Portfolio     Portfolio     Portfolio      Portfolio     Portfolio
                                                 (Class 1)     (Class 1)     (Class 1)      (Class 1)     (Class 1)
                                               -------------  -----------  -------------  -------------  -----------
Assets:
   Investments in Trusts, at net asset value    $158,513,305  $67,100,538   $64,521,307    $72,266,380   $20,454,275
   Dividends receivable                                    0            0             0              0             0
                                                ------------  -----------   -----------    -----------   -----------
      Total assets                              $158,513,305  $67,100,538   $64,521,307    $72,266,380   $20,454,275
Liabilities:                                               0            0             0              0             0
                                                ------------  -----------   -----------    -----------   -----------
Net assets:                                     $158,513,305  $67,100,538   $64,521,307    $72,266,380   $20,454,275
                                                ============  ===========   ===========    ===========   ===========
   Accumulation units                           $155,398,218  $66,785,429   $64,155,056    $71,848,204   $20,432,166
   Contracts in payout (annuitization) period      3,115,087      315,109       366,251        418,176        22,109
                                                ------------  -----------   -----------    -----------   -----------
      Total net assets                          $158,513,305  $67,100,538   $64,521,307    $72,266,380   $20,454,275
                                                ============  ===========   ===========    ===========   ===========
Accumulation units outstanding                     8,268,914    4,774,549     6,544,110      6,860,589     2,572,784
                                                ============  ===========   ===========    ===========   ===========

                                                    MFS
                                               Massachusetts       MFS
                                                 Investors        Total       Mid-Cap        Real
                                                   Trust          Return      Growth        Estate    Technology
                                                 Portfolio      Portfolio    Portfolio    Portfolio    Portfolio
                                                 (Class 1)      (Class 1)    (Class 1)    (Class 1)    (Class 1)
                                               -------------  ------------  -----------  -----------  ----------
Assets:
   Investments in Trusts, at net asset value    $62,320,505   $214,130,913  $36,492,261  $35,535,662  $6,613,662
   Dividends receivable                                   0              0            0            0           0
                                                -----------   ------------  -----------  -----------  ----------
      Total assets                              $62,320,505   $214,130,913  $36,492,261  $35,535,662  $6,613,662
Liabilities:                                              0              0            0            0           0
                                                -----------   ------------  -----------  -----------  ----------
Net assets:                                     $62,320,505   $214,130,913  $36,492,261  $35,535,662  $6,613,662
                                                ===========   ============  ===========  ===========  ==========
   Accumulation units                           $62,131,795   $213,457,066  $36,323,561  $35,330,661  $6,568,177
   Contracts in payout (annuitization) period       188,710        673,847      168,700      205,001      45,485
                                                -----------   ------------  -----------  -----------  ----------
      Total net assets                          $62,320,505   $214,130,913  $36,492,261  $35,535,662  $6,613,662
                                                ===========   ============  ===========  ===========  ==========
Accumulation units outstanding                    3,684,767      9,794,360    5,294,777    2,414,836   4,765,186
                                                ===========   ============  ===========  ===========  ==========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                               Total
                                                 Telecom      Return     Aggressive   Alliance
                                                 Utility       Bond        Growth      Growth       Balanced
                                                Portfolio    Portfolio   Portfolio    Portfolio    Portfolio
                                                (Class 1)    (Class 1)   (Class 2)    (Class 2)    (Class 2)
                                               -----------  -----------  ----------  -----------  ----------
Assets:
   Investments in Trusts, at net asset value   $18,013,981  $45,035,267  $3,603,297  $28,993,766  $9,448,247
   Dividends receivable                                  0            0           0            0           0
                                               -----------  -----------  ----------  -----------  ----------
      Total assets                             $18,013,981  $45,035,267  $3,603,297  $28,993,766  $9,448,247
Liabilities:                                             0            0           0            0           0
                                               -----------  -----------  ----------  -----------  ----------
Net assets:                                    $18,013,981  $45,035,267  $3,603,297  $28,993,766  $9,448,247
                                               ===========  ===========  ==========  ===========  ==========
   Accumulation units                          $17,863,994  $44,856,873  $3,601,058  $28,983,633  $9,444,313
   Contracts in payout (annuitization) period      149,987      178,394       2,239       10,133       3,934
                                               -----------  -----------  ----------  -----------  ----------
      Total net assets                         $18,013,981  $45,035,267  $3,603,297  $28,993,766  $9,448,247
                                               ===========  ===========  ==========  ===========  ==========
Accumulation units outstanding                   1,616,772    1,956,044     454,637    1,351,180     771,892
                                               ===========  ===========  ==========  ===========  ==========

                                                  Blue                                              Davis
                                                  Chip       Capital       Cash      Corporate     Venture
                                                 Growth       Growth    Management      Bond        Value
                                                Portfolio   Portfolio    Portfolio   Portfolio    Portfolio
                                                (Class 2)   (Class 2)    (Class 2)   (Class 2)    (Class 2)
                                               ----------  ----------  -----------  -----------  -----------
Assets:
   Investments in Trusts, at net asset value   $4,093,376  $2,403,118  $58,908,289  $35,956,658  $87,438,866
   Dividends receivable                                 0           0            0            0            0
                                               ----------  ----------  -----------  -----------  -----------
      Total assets                             $4,093,376  $2,403,118  $58,908,289  $35,956,658  $87,438,866
Liabilities:                                            0           0            0            0            0
                                               ----------  ----------  -----------  -----------  -----------
Net assets:                                    $4,093,376  $2,403,118  $58,908,289  $35,956,658  $87,438,866
                                               ==========  ==========  ===========  ===========  ===========
   Accumulation units                          $4,092,421  $2,403,118  $58,771,818  $35,843,547  $87,251,461
   Contracts in payout (annuitization) period         955           0      136,471      113,111      187,405
                                               ----------  ----------  -----------  -----------  -----------
      Total net assets                         $4,093,376  $2,403,118  $58,908,289  $35,956,658  $87,438,866
                                               ==========  ==========  ===========  ===========  ===========
Accumulation units outstanding                    965,310     493,298    4,347,197    2,152,104    3,585,624
                                               ==========  ==========  ===========  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                  "Dogs"
                                                    of
                                                   Wall     Emerging       Equity       Foreign    Fundamental
                                                  Street     Markets   Opportunities     Value        Growth
                                                Portfolio   Portfolio    Portfolio     Portfolio    Portfolio
                                                (Class 2)   (Class 2)    (Class 2)     (Class 2)    (Class 2)
                                               ----------  ----------  -------------  -----------  -----------
Assets:
   Investments in Trusts, at net asset value   $7,493,474  $8,475,790    $7,314,519   $36,871,951   $3,020,623
   Dividends receivable                                 0           0             0             0            0
                                               ----------  ----------    ----------   -----------   ----------
      Total assets                             $7,493,474  $8,475,790    $7,314,519   $36,871,951   $3,020,623
Liabilities:                                            0           0             0             0            0
                                               ----------  ----------    ----------   -----------   ----------
Net assets:                                    $7,493,474  $8,475,790    $7,314,519   $36,871,951   $3,020,623
                                               ==========  ==========    ==========   ===========   ==========
   Accumulation units                          $7,492,846  $8,474,975    $7,307,480   $36,853,880   $3,014,987
   Contracts in payout (annuitization) period         628         815         7,039        18,071        5,636
                                               ----------  ----------    ----------   -----------   ----------
      Total net assets                         $7,493,474  $8,475,790    $7,314,519   $36,871,951   $3,020,623
                                               ==========  ==========    ==========   ===========   ==========
Accumulation units outstanding                    831,949     750,608       595,320     2,825,852      261,738
                                               ==========  ==========    ==========   ===========   ==========



                                                 Global        Global      Growth                      High-Yield
                                                  Bond        Equities  Opportunities  Growth-Income      Bond
                                                Portfolio    Portfolio    Portfolio      Portfolio      Portfolio
                                                (Class 2)    (Class 2)    (Class 2)      (Class 2)      (Class 2)
                                               -----------  ----------  -------------  -------------  -----------
Assets:
   Investments in Trusts, at net asset value   $18,379,687  $7,189,938    $4,216,280    $11,915,819   $15,118,489
   Dividends receivable                                  0           0             0              0             0
                                               -----------  ----------    ----------    -----------   -----------
      Total assets                             $18,379,687  $7,189,938    $4,216,280    $11,915,819   $15,118,489
Liabilities:                                             0           0             0              0             0
                                               -----------  ----------    ----------    -----------   -----------
Net assets:                                    $18,379,687  $7,189,938    $4,216,280    $11,915,819   $15,118,489
                                               ===========  ==========    ==========    ===========   ===========
   Accumulation units                          $18,379,687  $7,163,599    $4,216,280    $11,895,683   $15,053,949
   Contracts in payout (annuitization) period            0      26,339             0         20,136        64,540
                                               -----------  ----------    ----------    -----------   -----------
      Total net assets                         $18,379,687  $7,189,938    $4,216,280    $11,915,819   $15,118,489
                                               ===========  ==========    ==========    ===========   ===========
Accumulation units outstanding                     906,808     492,240       996,083        621,649     1,090,907
                                               ===========  ==========    ==========    ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)


                                                              International                    MFS
                                               International     Growth        Marsico    Massachusetts      MFS
                                                Diversified        and         Focused      Investors       Total
                                                  Equities       Income         Growth        Trust         Return
                                                 Portfolio      Portfolio     Portfolio     Portfolio     Portfolio
                                                 (Class 2)      (Class 2)     (Class 2)     (Class 2)     (Class 2)
                                               -------------  -------------  -----------  -------------  -----------
Assets:
   Investments in Trusts, at net asset value    $28,661,259    $13,180,687   $19,729,754   $13,304,132   $67,652,883
   Dividends receivable                                   0              0             0             0             0
                                                -----------    -----------   -----------   -----------   -----------
      Total assets                              $28,661,259    $13,180,687   $19,729,754   $13,304,132   $67,652,883
Liabilities:                                              0              0             0             0             0
                                                -----------    -----------   -----------   -----------   -----------
Net assets:                                     $28,661,259    $13,180,687   $19,729,754   $13,304,132   $67,652,883
                                                ===========    ===========   ===========   ===========   ===========
   Accumulation units                           $28,644,989    $13,105,851   $19,710,501   $13,300,799   $67,594,454
   Contracts in payout (annuitization) period        16,270         74,836        19,253         3,333        58,429
                                                -----------    -----------   -----------   -----------   -----------
      Total net assets                          $28,661,259    $13,180,687   $19,729,754   $13,304,132   $67,652,883
                                                ===========    ===========   ===========   ===========   ===========
Accumulation units outstanding                    2,942,098      1,254,873     2,511,164       791,605     3,096,393
                                                ===========    ===========   ===========   ===========   ===========

                                                                            Small
                                                                              &
                                                                             Mid
                                                 Mid-Cap        Real         Cap                    Telecom
                                                 Growth        Estate       Value     Technology    Utility
                                                Portfolio    Portfolio    Portfolio    Portfolio   Portfolio
                                                (Class 2)    (Class 2)    (Class 2)    (Class 2)   (Class 2)
                                               -----------  -----------  -----------  ----------  ----------
Assets:
   Investments in Trusts, at net asset value   $18,376,734  $10,191,024  $23,050,950  $2,767,883  $2,903,254
   Dividends receivable                                  0            0            0           0           0
                                               -----------  -----------  -----------  ----------  ----------
      Total assets                             $18,376,734  $10,191,024  $23,050,950  $2,767,883  $2,903,254
Liabilities:                                             0            0            0           0           0
                                               -----------  -----------  -----------  ----------  ----------
Net assets:                                    $18,376,734  $10,191,024  $23,050,950  $2,767,883  $2,903,254
                                               ===========  ===========  ===========  ==========  ==========
   Accumulation units                          $18,369,603  $10,186,692  $23,008,191  $2,765,863  $2,901,877
   Contracts in payout (annuitization) period        7,131        4,332       42,759       2,020       1,377
                                               -----------  -----------  -----------  ----------  ----------
      Total net assets                         $18,376,734  $10,191,024  $23,050,950  $2,767,883  $2,903,254
                                               ===========  ===========  ===========  ==========  ==========
Accumulation units outstanding                   2,663,058      702,589    1,959,032   2,020,598     264,730
                                               ===========  ===========  ===========  ==========  ==========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                                        American    American
                                                                                          Funds       Funds
                                                  Total                                   Asset       Global
                                                  Return    Aggressive    Alliance     Allocation     Growth
                                                   Bond       Growth       Growth         SAST         SAST
                                                Portfolio    Portfolio    Portfolio     Portfolio   Portfolio
                                                (Class 2)    (Class 3)    (Class 3)     (Class 3)   (Class 3)
                                               -----------  ----------  ------------  -----------  -----------
Assets:
   Investments in Trusts, at net asset value   $11,974,186  $8,432,205  $123,435,605  $29,342,054  $83,871,758
   Dividends receivable                                  0           0             0            0            0
                                               -----------  ----------  ------------  -----------  -----------
      Total assets                             $11,974,186  $8,432,205  $123,435,605  $29,342,054  $83,871,758
Liabilities:                                             0           0             0            0            0
                                               -----------  ----------  ------------  -----------  -----------
Net assets:                                    $11,974,186  $8,432,205  $123,435,605  $29,342,054  $83,871,758
                                               ===========  ==========  ============  ===========  ===========
   Accumulation units                          $11,971,559  $8,432,205  $123,379,786  $29,342,054  $83,868,901
   Contracts in payout (annuitization) period        2,627           0        55,819            0        2,857
                                               -----------  ----------  ------------  -----------  -----------
      Total net assets                         $11,974,186  $8,432,205  $123,435,605  $29,342,054  $83,871,758
                                               ===========  ==========  ============  ===========  ===========
Accumulation units outstanding                     527,462   1,077,634     5,913,605    3,863,276   11,445,291
                                               ===========  ==========  ============  ===========  ===========


                                                 American       American
                                                   Funds         Funds                      Blue
                                                  Growth     Growth-Income                  Chip       Capital
                                                   SAST           SAST       Balanced      Growth      Growth
                                                 Portfolio     Portfolio     Portfolio    Portfolio   Portfolio
                                                 (Class 3)     (Class 3)     (Class 3)    (Class 3)   (Class 3)
                                               ------------  -------------  -----------  ----------  -----------
Assets:
   Investments in Trusts, at net asset value   $100,292,669   $108,459,833  $12,468,044  $8,965,595  $40,122,091
   Dividends receivable                                   0              0            0           0            0
                                               ------------   ------------  -----------  ----------  -----------
      Total assets                             $100,292,669   $108,459,833  $12,468,044  $8,965,595  $40,122,091
Liabilities:                                              0              0            0           0            0
                                               ------------   ------------  -----------  ----------  -----------
Net assets:                                    $100,292,669   $108,459,833  $12,468,044  $8,965,595  $40,122,091
                                               ============   ============  ===========  ==========  ===========
   Accumulation units                          $100,292,669   $108,459,131  $12,465,437  $8,963,578  $40,119,618
   Contracts in payout (annuitization) period             0            702        2,607       2,017        2,473
                                               ------------   ------------  -----------  ----------  -----------
      Total net assets                         $100,292,669   $108,459,833  $12,468,044  $8,965,595  $40,122,091
                                               ============   ============  ===========  ==========  ===========
Accumulation units outstanding                   15,565,187     16,380,570    1,041,860   2,094,386    8,151,653
                                               ============   ============  ===========  ==========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                                                           "Dogs"
                                                                               Davis         of
                                                   Cash        Corporate      Venture       Wall        Emerging
                                                Management       Bond          Value       Street       Markets
                                                 Portfolio     Portfolio     Portfolio    Portfolio    Portfolio
                                                 (Class 3)     (Class 3)     (Class 3)    (Class 3)    (Class 3)
                                               ------------  ------------  ------------  -----------  -----------
Assets:
   Investments in Trusts, at net asset value   $368,421,385  $344,108,880  $394,189,704  $11,223,963  $85,778,979
   Dividends receivable                                   0             0             0            0            0
                                               ------------  ------------  ------------  -----------  -----------
      Total assets                             $368,421,385  $344,108,880  $394,189,704  $11,223,963  $85,778,979
Liabilities:                                              0             0             0            0            0
                                               ------------  ------------  ------------  -----------  -----------
Net assets:                                    $368,421,385  $344,108,880  $394,189,704  $11,223,963  $85,778,979
                                               ============  ============  ============  ===========  ===========
   Accumulation units                          $368,078,838  $344,027,098  $394,121,852  $11,223,963  $85,761,334
   Contracts in payout (annuitization) period       342,547        81,782        67,852            0       17,645
                                               ------------  ------------  ------------  -----------  -----------
      Total net assets                         $368,421,385  $344,108,880  $394,189,704  $11,223,963  $85,778,979
                                               ============  ============  ============  ===========  ===========
Accumulation units outstanding                   27,536,857    21,366,957    16,951,318    1,261,706    7,858,873
                                               ============  ============  ============  ===========  ===========



                                                  Equity         Foreign    Fundamental     Global        Global
                                               Opportunities      Value        Growth        Bond        Equities
                                                 Portfolio      Portfolio    Portfolio     Portfolio    Portfolio
                                                 (Class 3)      (Class 3)    (Class 3)     (Class 3)    (Class 3)
                                                ------------  ------------  -----------  ------------  -----------
Assets:
   Investments in Trusts, at net asset value    $30,473,527   $250,475,847  $65,512,346  $111,899,875  $17,737,627
   Dividends receivable                                   0              0            0             0            0
                                                -----------   ------------  -----------  ------------  -----------
      Total assets                              $30,473,527   $250,475,847  $65,512,346  $111,899,875  $17,737,627
Liabilities:                                              0              0            0             0            0
                                                -----------   ------------  -----------  ------------  -----------
Net assets:                                     $30,473,527   $250,475,847  $65,512,346  $111,899,875  $17,737,627
                                                ===========   ============  ===========  ============  ===========
   Accumulation units                           $30,457,602   $250,383,049  $65,507,593  $111,899,875  $17,736,607
   Contracts in payout (annuitization) period        15,925         92,798        4,753             0        1,020
                                                -----------   ------------  -----------  ------------  -----------
      Total net assets                          $30,473,527   $250,475,847  $65,512,346  $111,899,875  $17,737,627
                                                ===========   ============  ===========  ============  ===========
Accumulation units outstanding                    2,510,604     19,597,947    6,033,489     5,717,683    1,267,375
                                                ===========   ============  ===========  ============  ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2008
                                  (continued)

                                                                                                         International
                                                                                          International      Growth
                                                   Growth                     High-Yield   Diversified        and
                                               Opportunities  Growth-Income      Bond        Equities        Income
                                                 Portfolio      Portfolio     Portfolio     Portfolio      Portfolio
                                                 (Class 3)      (Class 3)     (Class 3)     (Class 3)      (Class 3)
                                               -------------  -------------  -----------  -------------  -------------
Assets:
   Investments in Trusts, at net asset value    $41,499,559    $12,111,735   $52,587,028   $191,793,161   $174,115,497
   Dividends receivable                                   0              0             0              0              0
                                                -----------    -----------   -----------   ------------   ------------
      Total assets                              $41,499,559    $12,111,735   $52,587,028   $191,793,161   $174,115,497
Liabilities:                                              0              0             0              0              0
                                                -----------    -----------   -----------   ------------   ------------
Net assets:                                     $41,499,559    $12,111,735   $52,587,028   $191,793,161   $174,115,497
                                                ===========    ===========   ===========   ============   ============
   Accumulation units                           $41,495,283    $12,105,997   $52,583,642   $191,739,658   $174,080,048
   Contracts in payout (annuitization) period         4,276          5,738         3,386         53,503         35,449
                                                -----------    -----------   -----------   ------------   ------------
      Total net assets                          $41,499,559    $12,111,735   $52,587,028   $191,793,161   $174,115,497
                                                ===========    ===========   ===========   ============   ============
Accumulation units outstanding                    9,697,948        664,354     3,893,054     20,024,399     17,353,104
                                                ===========    ===========   ===========   ============   ============

                                                                 MFS
                                                 Marsico    Massachusetts       MFS
                                                 Focused      Investors        Total       Mid-Cap        Real
                                                  Growth        Trust         Return        Growth       Estate
                                                Portfolio     Portfolio      Portfolio    Portfolio     Portfolio
                                                (Class 3)     (Class 3)      (Class 3)    (Class 3)     (Class 3)
                                               -----------  -------------  ------------  -----------  ------------
Assets:
   Investments in Trusts, at net asset value   $25,555,803   $54,369,774   $200,778,021  $49,132,664  $102,996,168
   Dividends receivable                                  0             0              0            0             0
                                               -----------   -----------   ------------  -----------  ------------
      Total assets                             $25,555,803   $54,369,774   $200,778,021  $49,132,664  $102,996,168
Liabilities:                                             0             0              0            0             0
                                               -----------   -----------   ------------  -----------  ------------
Net assets:                                    $25,555,803   $54,369,774   $200,778,021  $49,132,664  $102,996,168
                                               ===========   ===========   ============  ===========  ============
   Accumulation units                          $25,546,689   $54,349,132   $200,750,014  $49,123,643  $102,984,761
   Contracts in payout (annuitization) period        9,114        20,642         28,007        9,021        11,407
                                               -----------   -----------   ------------  -----------  ------------
      Total net assets                         $25,555,803   $54,369,774   $200,778,021  $49,132,664  $102,996,168
                                               ===========   ===========   ============  ===========  ============
Accumulation units outstanding                   3,288,769     3,410,408      9,391,238    7,175,903     7,733,538
                                               ===========   ===========   ============  ===========  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2008
                                  (continued)

                                                 Small &
                                                    Mid         Small                                 Total
                                                    Cap        Company                   Telecom      Return
                                                   Value        Value      Technology    Utility       Bond
                                                 Portfolio    Portfolio    Portfolio    Portfolio   Portfolio
                                                 (Class 3)    (Class 3)    (Class 3)    (Class 3)   (Class 3)
                                               ------------  -----------  -----------  ----------  -----------
Assets:
   Investments in Trusts, at net asset value   $226,990,705  $63,503,984  $11,373,447  $6,565,972  $80,663,357
   Dividends receivable                                   0            0            0           0            0
                                               ------------  -----------  -----------  ----------  -----------
      Total assets                             $226,990,705  $63,503,984  $11,373,447  $6,565,972  $80,663,357
Liabilities:                                              0            0            0           0            0
                                               ------------  -----------  -----------  ----------  -----------
Net assets:                                    $226,990,705  $63,503,984  $11,373,447  $6,565,972  $80,663,357
                                               ============  ===========  ===========  ==========  ===========
   Accumulation units                          $226,928,937  $63,494,679  $11,373,447  $6,565,972  $80,663,357
   Contracts in payout (annuitization) period        61,768        9,305            0           0            0
                                               ------------  -----------  -----------  ----------  -----------
      Total net assets                         $226,990,705  $63,503,984  $11,373,447  $6,565,972  $80,663,357
                                               ============  ===========  ===========  ==========  ===========
Accumulation units outstanding                   19,911,678   10,485,697    8,297,874     609,731    3,920,292
                                               ============  ===========  ===========  ==========  ===========


                                                                             Growth
                                                 Capital                       and       Diversified     Equity
                                                  Growth      Comstock       Income     International    Income
                                                Portfolio     Portfolio     Portfolio      Account       Account
                                                (Class II)   (Class II)    (Class II)     (Class 1)     (Class 1)
                                               -----------  ------------  ------------  -------------  -----------
Assets:
   Investments in Trusts, at net asset value   $11,619,042  $192,729,911  $359,361,497    $2,209,666   $28,164,053
   Dividends receivable                                  0             0             0             0             0
                                               -----------  ------------  ------------    ----------   -----------
      Total assets                             $11,619,042  $192,729,911  $359,361,497    $2,209,666   $28,164,053
Liabilities:                                             0             0             0             0             0
                                               -----------  ------------  ------------    ----------   -----------
Net assets:                                    $11,619,042  $192,729,911  $359,361,497    $2,209,666   $28,164,053
                                               ===========  ============  ============    ==========   ===========
   Accumulation units                          $11,610,966  $192,638,330  $359,191,127    $2,209,666   $28,156,450
   Contracts in payout (annuitization) period        8,076        91,581       170,370             0         7,603
                                               -----------  ------------  ------------    ----------   -----------
      Total net assets                         $11,619,042  $192,729,911  $359,361,497    $2,209,666   $28,164,053
                                               ===========  ============  ============    ==========   ===========
Accumulation units outstanding                   2,073,166    22,559,089    35,118,591       466,175     3,970,484
                                               ===========  ============  ============    ==========   ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2008
                                  (continued)

                                                             LargeCap
                                                               Blend     LargeCap    MidCap       Money
                                                  Income      Account     Growth      Stock       Market
                                                 Account        II       Account     Account     Account
                                                (Class 1)    (Class 1)  (Class 1)   (Class 1)   (Class 1)
                                               -----------  ----------  ---------  ----------  -----------
Assets:
   Investments in Trusts, at net asset value   $11,598,933  $4,143,148   $724,967  $3,240,323  $13,775,954
   Dividends receivable                                  0           0          0           0        6,629
                                               -----------  ----------   --------  ----------  -----------
      Total assets                             $11,598,933  $4,143,148   $724,967  $3,240,323  $13,782,583
Liabilities:                                             0           0          0           0            0
                                               -----------  ----------   --------  ----------  -----------
Net assets:                                    $11,598,933  $4,143,148   $724,967  $3,240,323  $13,782,583
                                               ===========  ==========   ========  ==========  ===========
   Accumulation units                          $11,597,018  $4,141,642   $724,967  $3,239,635  $13,781,587
   Contracts in payout (annuitization) period        1,915       1,506          0         688          996
                                               -----------  ----------   --------  ----------  -----------
      Total net assets                         $11,598,933  $4,143,148   $724,967  $3,240,323  $13,782,583
                                               ===========  ==========   ========  ==========  ===========
Accumulation units outstanding                   1,609,192     903,074    147,848     476,725    2,218,282
                                               ===========  ==========   ========  ==========  ===========
                                                              Real                       SAM           SAM
                                                Mortgage     Estate        SAM      Conservative  Conservative
                                               Securities  Securities    Balanced      Balanced      Growth
                                                 Account     Account    Portfolio     Portfolio     Portfolio
                                                (Class 1)   (Class 1)   (Class 1)     (Class 1)     (Class 1)
                                               ----------  ----------  -----------  ------------  ------------
Assets:
   Investments in Trusts, at net asset value   $7,105,252   $655,991   $97,804,678   $9,509,564    $36,058,775
   Dividends receivable                                 0          0             0            0              0
                                               ----------   --------   -----------   ----------    -----------
      Total assets                             $7,105,252   $655,991   $97,804,678   $9,509,564    $36,058,775
Liabilities:                                            0          0             0            0              0
                                               ----------   --------   -----------   ----------    -----------
Net assets:                                    $7,105,252   $655,991   $97,804,678   $9,509,564    $36,058,775
                                               ==========   ========   ===========   ==========    ===========
   Accumulation units                          $7,070,308   $655,991   $97,650,535   $9,504,480    $35,916,034
   Contracts in payout (annuitization) period      34,944          0       154,143        5,084        142,741
                                               ----------   --------   -----------   ----------    -----------
      Total net assets                         $7,105,252   $655,991   $97,804,678   $9,509,564    $36,058,775
                                               ==========   ========   ===========   ==========    ===========
Accumulation units outstanding                    980,933     57,651    12,410,964    1,551,759      4,717,995
                                               ==========   ========   ===========   ==========    ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2008
                                  (continued)

                                                   SAM          SAM                  SmallCap    SmallCap
                                                 Flexible    Strategic   Short-Term   Growth       Value
                                                  Income       Growth      Income     Account     Account
                                                Portfolio    Portfolio     Account      II          I
                                                (Class 1)    (Class 1)    (Class 1)  (Class 1)   (Class 1)
                                               -----------  -----------  ----------  ---------  ----------
Assets:
   Investments in Trusts, at net asset value   $20,706,070  $11,665,110  $2,935,709   $593,049   $211,294
   Dividends receivable                                  0            0           0          0          0
                                               -----------  -----------  ----------   --------   --------
      Total assets                             $20,706,070  $11,665,110  $2,935,709   $593,049   $211,294
Liabilities:                                             0            0           0          0          0
                                               -----------  -----------  ----------   --------   --------
Net assets:                                    $20,706,070  $11,665,110  $2,935,709   $593,049   $211,294
                                               ===========  ===========  ==========   ========   ========
   Accumulation units                          $20,678,529  $11,665,110  $2,932,726   $592,509   $211,294
   Contracts in payout (annuitization) period       27,541            0       2,983        540          0
                                               -----------  -----------  ----------   --------   --------
      Total net assets                         $20,706,070  $11,665,110  $2,935,709   $593,049   $211,294
                                               ===========  ===========  ==========   ========   ========
Accumulation units outstanding                   2,823,988    1,476,341     438,301    144,293     31,852
                                               ===========  ===========  ==========   ========   ========

                                                   West                                              LargeCap
                                                  Coast      Diversified      Equity                  Blend
                                                  Equity    International     Income      Income      Account
                                                 Account       Account       Account      Account       II
                                                (Class 1)     (Class 2)     (Class 2)    (Class 2)   (Class 2)
                                               -----------  -------------  -----------  ----------  ----------
Assets:
   Investments in Trusts, at net asset value   $16,032,434    $1,368,024   $22,674,096  $7,458,920   $680,571
   Dividends receivable                                  0             0             0           0          0
                                               -----------    ----------   -----------  ----------   --------
      Total assets                             $16,032,434    $1,368,024   $22,674,096  $7,458,920   $680,571
Liabilities:                                             0             0             0           0          0
                                               -----------    ----------   -----------  ----------   --------
Net assets:                                    $16,032,434    $1,368,024   $22,674,096  $7,458,920   $680,571
                                               ===========    ==========   ===========  ==========   ========
   Accumulation units                          $16,030,669    $1,368,024   $22,674,096  $7,458,920   $680,571
   Contracts in payout (annuitization) period        1,765             0             0           0          0
                                               -----------    ----------   -----------  ----------   --------
      Total net assets                         $16,032,434    $1,368,024   $22,674,096  $7,458,920   $680,571
                                               ===========    ==========   ===========  ==========   ========
Accumulation units outstanding                   1,811,699       295,919     3,312,824   1,058,743    152,486
                                               ===========    ==========   ===========  ==========   ========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2008
                                  (continued)

                                                                                                 Real
                                                LargeCap    MidCap      Money      Mortgage     Estate
                                                 Growth     Stock       Market    Securities  Securities
                                                Account    Account     Account      Account     Account
                                               (Class 2)  (Class 2)   (Class 2)    (Class 2)   (Class 2)
                                               ---------  ---------  -----------  ----------  ----------
Assets:
   Investments in Trusts, at net asset value    $365,890   $794,108  $14,294,323  $2,066,764   $ 546,928
   Dividends receivable                                0          0        5,644           0           0
                                                --------   --------  -----------  ----------   ---------
      Total assets                              $365,890   $794,108  $14,299,967  $2,066,764   $ 546,928
Liabilities:                                           0          0            0           0           0
                                                --------   --------  -----------  ----------   ---------
Net assets:                                     $365,890   $794,108  $14,299,967  $2,066,764   $ 546,928
                                                ========   ========  ===========  ==========   =========
   Accumulation units                           $365,890   $794,108  $14,299,967  $2,066,764   $ 546,928
   Contracts in payout (annuitization) period          0          0            0           0           0
                                                --------   --------  -----------  ----------   ---------
      Total net assets                          $365,890   $794,108  $14,299,967  $2,066,764   $ 546,928
                                                ========   ========  ===========  ==========   =========
Accumulation units outstanding                    76,287    120,400    2,367,912     293,961      48,396
                                                ========   ========  ===========  ==========   =========

                                                                SAM            SAM          SAM          SAM
                                                   SAM      Conservative  Conservative    Flexible    Strategic
                                                 Balanced     Balanced       Growth        Income      Growth
                                                Portfolio     Portfolio     Portfolio    Portfolio    Portfolio
                                                (Class 2)     (Class 2)     (Class 2)    (Class 2)    (Class 2)
                                               -----------  ------------  ------------  -----------  -----------
Assets:
   Investments in Trusts, at net asset value   $69,095,751   $9,761,789    $31,929,924  $19,300,818  $15,090,465
   Dividends receivable                                  0            0              0            0            0
                                               -----------   ----------    -----------  -----------  -----------
      Total assets                             $69,095,751   $9,761,789    $31,929,924  $19,300,818  $15,090,465
Liabilities:                                             0            0              0            0            0
                                               -----------   ----------    -----------  -----------  -----------
Net assets:                                    $69,095,751   $9,761,789    $31,929,924  $19,300,818  $15,090,465
                                               ===========   ==========    ===========  ===========  ===========
   Accumulation units                          $69,066,567   $9,761,789    $31,929,924  $19,275,621  $15,090,465
   Contracts in payout (annuitization) period       29,184            0              0       25,197            0
                                               -----------   ----------    -----------  -----------  -----------
      Total net assets                         $69,095,751   $9,761,789    $31,929,924  $19,300,818  $15,090,465
                                               ===========   ==========    ===========  ===========  ===========
Accumulation units outstanding                   8,976,782    1,589,201      4,286,571    2,695,421    1,962,628
                                               ===========   ==========    ===========  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2008
                                  (continued)


                                                                                              Columbia
                                                                                                Asset
                                                            SmallCap   SmallCap     West     Allocation
                                               Short-Term    Growth     Value       Coast       Fund,
                                                 Income     Account    Account     Equity     Variable
                                                 Account       II         I        Account     Series
                                                (Class 2)  (Class 2)  (Class 2)   (Class 2)   (Class A)
                                               ----------  ---------  ---------  ----------  ----------
Assets:
   Investments in Trusts, at net asset value   $1,610,919   $308,928   $100,645  $4,534,019   $845,416
   Dividends receivable                                 0          0          0           0          0
                                               ----------   --------   --------  ----------  ---------
      Total assets                             $1,610,919   $308,928   $100,645  $4,534,019   $845,416
Liabilities:                                            0          0          0           0          0
                                               ----------   --------   --------  ----------  ---------
Net assets:                                    $1,610,919   $308,928   $100,645  $4,534,019   $845,416
                                               ==========   ========   ========  ==========  =========
   Accumulation units                          $1,610,919   $308,928   $100,645  $4,534,019   $845,416
   Contracts in payout (annuitization) period           0          0          0           0          0
                                               ----------   --------   --------  ----------  ---------
      Total net assets                         $1,610,919   $308,928   $100,645  $4,534,019   $845,416
                                               ==========   ========   ========  ==========  =========
Accumulation units outstanding                    245,835     77,093     15,299     529,300     98,468
                                               ==========   ========   ========  ==========  =========

                                                Columbia    Columbia                  Columbia
                                                  Large       Small      Columbia     Marsico     Columbia
                                                   Cap      Company        High       Focused      Marsico
                                                  Value      Growth       Yield       Equities     Growth
                                                  Fund,       Fund,        Fund,       Fund,        Fund,
                                                Variable    Variable     Variable     Variable    Variable
                                                 Series      Series       Series       Series      Series
                                                (Class A)   (Class A)   (Class A)    (Class A)    (Class A)
                                               ----------  ----------  -----------  -----------  ----------
Assets:
   Investments in Trusts, at net asset value   $4,302,907  $2,142,258  $16,096,884  $42,729,644  $3,949,604
   Dividends receivable                                 0           0            0            0           0
                                               ----------  ----------  -----------  -----------  ----------
      Total assets                             $4,302,907  $2,142,258  $16,096,884  $42,729,644  $3,949,604
Liabilities:                                            0           0            0            0           0
                                               ----------  ----------  -----------  -----------  ----------
Net assets:                                    $4,302,907  $2,142,258  $16,096,884  $42,729,644  $3,949,604
                                               ==========  ==========  ===========  ===========  ==========
   Accumulation units                          $4,302,907  $2,142,258  $16,090,701  $42,717,905  $3,949,604
   Contracts in payout (annuitization) period           0           0        6,183       11,739           0
                                               ----------  ----------  -----------  -----------  ----------
      Total net assets                         $4,302,907  $2,142,258  $16,096,884  $42,729,644  $3,949,604
                                               ==========  ==========  ===========  ===========  ==========
Accumulation units outstanding                    521,919     273,607    1,370,354    5,561,387     541,437
                                               ==========  ==========  ===========  ===========  ==========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2008
                                  (continued)

                                                Columbia    Columbia      Columbia
                                                 Marsico       Mid        Marsico
                                                  21st         Cap     International
                                                 Century     Growth    Opportunities
                                                  Fund,       Fund,        Fund,         Asset        Global
                                                Variable    Variable      Variable     Allocation     Growth
                                                 Series      Series        Series         Fund         Fund
                                                (Class A)   (Class A)    (Class B)     (Class 2)     (Class 2)
                                               ----------  ----------  -------------  -----------  ------------
Assets:
   Investments in Trusts, at net asset value   $1,456,190  $1,123,982    $4,425,940   $84,806,694  $305,800,211
   Dividends receivable                                 0           0             0             0             0
                                               ----------  ----------    ----------   -----------  ------------
      Total assets                             $1,456,190  $1,123,982    $4,425,940   $84,806,694  $305,800,211
Liabilities:                                            0           0             0             0             0
                                               ----------  ----------    ----------   -----------  ------------
Net assets:                                    $1,456,190  $1,123,982    $4,425,940   $84,806,694  $305,800,211
                                               ==========  ==========    ==========   ===========  ============
   Accumulation units                          $1,456,190  $1,123,982    $4,425,940   $84,714,734  $305,529,050
   Contracts in payout (annuitization) period           0           0             0        91,960       271,161
                                               ----------  ----------    ----------   -----------  ------------
      Total net assets                         $1,456,190  $1,123,982    $4,425,940   $84,806,694  $305,800,211
                                               ==========  ==========    ==========   ===========  ============
Accumulation units outstanding                    138,259     179,757       380,058     7,239,553    20,560,268
                                               ==========  ==========    ==========   ===========  ============





                                                                               Asset         Cash
                                                  Growth     Growth-Income   Allocation   Management     Growth
                                                   Fund           Fund          Fund         Fund         Fund
                                                 (Class 2)     (Class 2)     (Class 3)    (Class 3)     (Class 3)
                                               ------------  -------------  -----------  -----------  ------------
Assets:
   Investments in Trusts, at net asset value   $394,455,264   $410,931,178  $41,036,878  $25,225,866  $197,665,581
   Dividends receivable                                   0              0            0            0             0
                                               ------------   ------------  -----------  -----------  ------------
      Total assets                             $394,455,264   $410,931,178  $41,036,878  $25,225,866  $197,665,581
Liabilities:                                              0              0            0            0             0
                                               ------------   ------------  -----------  -----------  ------------
Net assets:                                    $394,455,264   $410,931,178  $41,036,878  $25,225,866  $197,665,581
                                               ============   ============  ===========  ===========  ============
   Accumulation units                          $394,304,635   $410,681,390  $40,190,284  $24,463,932  $191,755,266
   Contracts in payout (annuitization) period       150,629        249,788      846,594      761,934     5,910,315
                                               ------------   ------------  -----------  -----------  ------------
      Total net assets                         $394,455,264   $410,931,178  $41,036,878  $25,225,866  $197,665,581
                                               ============   ============  ===========  ===========  ============
Accumulation units outstanding                   32,104,323     35,657,770    1,178,662    1,113,284     1,767,217
                                               ============   ============  ===========  ===========  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2008
                                  (continued)

                                                                                                U.S.
                                                                                          Government/AAA-     Growth
                                                              High-Income                      Rated           and
                                               Growth-Income     Bond      International     Securities       Income
                                                    Fund         Fund           Fund            Fund         Portfolio
                                                 (Class 3)     (Class 3)     (Class 3)       (Class 3)      (Class VC)
                                               -------------  -----------  -------------  ---------------  ------------
Assets:
   Investments in Trusts, at net asset value    $205,009,214  $18,134,272   $56,701,012     $33,001,741    $191,962,266
   Dividends receivable                                    0            0             0               0               0
                                                ------------  -----------   -----------     -----------    ------------
      Total assets                              $205,009,214  $18,134,272   $56,701,012     $33,001,741    $191,962,266
Liabilities:                                               0            0             0               0               0
                                                ------------  -----------   -----------     -----------    ------------
Net assets:                                     $205,009,214  $18,134,272   $56,701,012     $33,001,741    $191,962,266
                                                ============  ===========   ===========     ===========    ============
   Accumulation units                           $198,434,163  $17,375,302   $55,896,772     $31,926,481    $191,886,648
   Contracts in payout (annuitization) period      6,575,051      758,970       804,240       1,075,260          75,618
                                                ------------  -----------   -----------     -----------    ------------
      Total net assets                          $205,009,214  $18,134,272   $56,701,012     $33,001,741    $191,962,266
                                                ============  ===========   ===========     ===========    ============
Accumulation units outstanding                     2,421,334      352,080     1,671,356         920,427      22,178,040
                                                ============  ===========   ===========     ===========    ============


                                                   Mid         BB&T                    BB&T          BB&T
                                                   Cap        Capital      BB&T         Mid        Special
                                                  Value       Manager      Large        Cap     Opportunities
                                                 Portfolio    Equity        Cap       Growth        Equity
                                                (Class VC)      VIF         VIF         VIF          VIF
                                               -----------  ----------  ----------  ----------  -------------
Assets:
   Investments in Trusts, at net asset value   $33,200,982  $2,485,457  $1,932,960  $2,364,860    $9,070,268
   Dividends receivable                                  0           0           0           0             0
                                               -----------  ----------  ----------  ----------    ----------
      Total assets                             $33,200,982  $2,485,457  $1,932,960  $2,364,860    $9,070,268
Liabilities:                                             0           0           0           0             0
                                               -----------  ----------  ----------  ----------    ----------
Net assets:                                    $33,200,982  $2,485,457  $1,932,960  $2,364,860    $9,070,268
                                               ===========  ==========  ==========  ==========    ==========
   Accumulation units                          $33,156,483  $2,485,457  $1,932,960  $2,364,860    $9,070,268
   Contracts in payout (annuitization) period       44,499           0           0           0             0
                                               -----------  ----------  ----------  ----------    ----------
      Total net assets                         $33,200,982  $2,485,457  $1,932,960  $2,364,860    $9,070,268
                                               ===========  ==========  ==========  ==========    ==========
Accumulation units outstanding                   3,725,186     341,013     271,911     344,753       979,881
                                               ===========  ==========  ==========  ==========    ==========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2008
                                  (continued)



                                                                                 MTB
                                                  BB&T        MTB      MTB     Managed
                                                  Total      Large    Large   Allocation
                                                 Return      Cap       Cap      Fund -
                                                  Bond      Growth    Value   Aggressive
                                                   VIF      Fund II  Fund II   Growth II
                                               ----------  --------  -------  ----------
Assets:
   Investments in Trusts, at net asset value   $9,579,684   $14,164   $3,778    $14,663
   Dividends receivable                                 0         0        0          0
                                               ----------   -------   ------    -------
      Total assets                             $9,579,684   $14,164   $3,778    $14,663
Liabilities:                                            0         0        0          0
                                               ----------   -------   ------    -------
Net assets:                                    $9,579,684   $14,164   $3,778    $14,663
                                               ==========   =======   ======    =======
   Accumulation units                          $9,579,684   $14,164   $3,778    $14,663
   Contracts in payout (annuitization) period           0         0        0          0
                                               ----------   -------   ------    -------
      Total net assets                         $9,579,684   $14,164   $3,778    $14,663
                                               ==========   =======   ======    =======
Accumulation units outstanding                    881,670     2,242      652      2,404
                                               ==========   =======   ======    =======

                                                                                       Franklin
                                                                                      Templeton
                                                    MTB          MTB                     VIP
                                                  Managed      Managed    Franklin    Founding
                                                Allocation   Allocation    Income       Funds
                                                  Fund -       Fund -    Securities  Allocation
                                               Conservative   Moderate      Fund         Fund
                                                 Growth II    Growth II   (Class 2)   (Class 2)
                                               ------------  ----------  ----------  -----------
Assets:
   Investments in Trusts, at net asset value       $152        $1,697    $7,131,063  $18,615,929
   Dividends receivable                               0             0             0            0
                                                   ----        ------    ----------  -----------
      Total assets                                 $152        $1,697    $7,131,063  $18,615,929
Liabilities:                                          0             0             0            0
                                                   ----        ------    ----------  -----------
Net assets:                                        $152        $1,697    $7,131,063  $18,615,929
                                                   ====        ======    ==========  ===========
   Accumulation units                              $152        $1,697    $7,131,063  $18,615,929
   Contracts in payout (annuitization) period         0             0             0            0
                                                   ----        ------    ----------  -----------
      Total net assets                             $152        $1,697    $7,131,063  $18,615,929
                                                   ====        ======    ==========  ===========
Accumulation units outstanding                       19           234     1,013,572    2,814,991
                                                   ====        ======    ==========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                     Total Expenses of 1.15    Total Expenses of 1.30    Total Expenses of 1.40
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      --       $   --           --      $    --           --       $   --
   Capital Appreciation Portfolio (Class 1)                  --           --           --           --           --           --
   Government and Quality Bond Portfolio (Class 1)           --           --           --           --           --           --
   Growth Portfolio (Class 1)                                --           --           --           --           --           --
   Natural Resources Portfolio (Class 1)                     --           --           --           --           --           --
   Asset Allocation Portfolio (Class 2)                      --           --           --           --           --           --
   Capital Appreciation Portfolio (Class 2)                  --           --           --           --      130,389        32.10
   Government and Quality Bond Portfolio (Class 2)           --           --           --           --           --           --
   Growth Portfolio (Class 2)                                --           --           --           --           --           --
   Natural Resources Portfolio (Class 2)                     --           --           --           --           --           --
   Asset Allocation Portfolio (Class 3)                   2,129         8.64           --           --        4,166         8.60
   Capital Appreciation Portfolio (Class 3)              66,090         8.09           --           --       43,950         8.03
   Government and Quality Bond Portfolio (Class 3)      214,075        10.95           --           --      175,505        10.89
   Growth Portfolio (Class 3)                            54,155         6.95           --           --       45,559         6.92
   Natural Resources Portfolio (Class 3)                 42,272         7.18           --           --       60,939         7.14

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     --       $   --           --      $    --           --       $   --
   Alliance Growth Portfolio (Class 1)                       --           --           --           --           --           --
   Balanced Portfolio (Class 1)                              --           --           --           --           --           --
   Blue Chip Growth Portfolio (Class 1)                      --           --           --           --           --           --
   Capital Growth Portfolio (Class 1)                        --           --           --           --           --           --
   Cash Management Portfolio (Class 1)                       --           --           --           --           --           --
   Corporate Bond Portfolio (Class 1)                        --           --           --           --           --           --
   Davis Venture Value Portfolio (Class 1)                   --           --           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 1)                 --           --           --           --           --           --
   Emerging Markets Portfolio (Class 1)                      --           --           --           --           --           --
   Equity Opportunities Portfolio (Class 1)                  --           --           --           --           --           --
   Fundamental Growth Portfolio (Class 1)                    --           --           --           --           --           --
   Global Bond Portfolio (Class 1)                           --           --           --           --           --           --
   Global Equities Portfolio (Class 1)                       --           --           --           --           --           --
   Growth Opportunities Portfolio (Class 1)                  --           --           --           --           --           --
   Growth-Income Portfolio (Class 1)                         --           --           --           --           --           --
   High-Yield Bond Portfolio (Class 1)                       --           --           --           --           --           --
   International Diversified Equities Portfolio
      (Class 1)                                              --           --           --           --           --           --
   International Growth and Income Portfolio
      (Class 1)                                              --           --           --           --           --           --
   Marsico Focused Growth Portfolio (Class 1)                --           --           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --           --           --           --           --           --
   MFS Total Return Portfolio (Class 1)                      --           --           --           --           --           --
   Mid-Cap Growth Portfolio (Class 1)                        --           --           --           --           --           --
   Real Estate Portfolio (Class 1)                           --           --           --           --           --           --
   Technology Portfolio (Class 1)                            --           --           --           --           --           --
   Telecom Utility Portfolio (Class 1)                       --           --           --           --           --           --
   Total Return Bond Portfolio (Class 1)                     --           --           --           --           --           --
   Aggressive Growth Portfolio (Class 2)                     --           --           --           --           --           --
   Alliance Growth Portfolio (Class 2)                       --           --           --           --       28,518        21.84
   Balanced Portfolio (Class 2)                              --           --           --           --           --           --
   Blue Chip Growth Portfolio (Class 2)                      --           --           --           --           --           --
   Capital Growth Portfolio (Class 2)                        --           --           --           --           --           --
   Cash Management Portfolio (Class 2)                       --           --           --           --           --           --
   Corporate Bond Portfolio (Class 2)                        --           --           --           --           --           --
   Davis Venture Value Portfolio (Class 2)                   --           --           --           --       84,431        24.73
   "Dogs" of Wall Street Portfolio (Class 2)                 --           --           --           --           --           --
   Emerging Markets Portfolio (Class 2)                      --           --           --           --           --           --
   Equity Opportunities Portfolio (Class 2)                  --           --           --           --           --           --
   Foreign Value Portfolio (Class 2)                         --           --           --           --           --           --
   Fundamental Growth Portfolio (Class 2)                    --           --           --           --           --           --
   Global Bond Portfolio (Class 2)                           --           --           --           --           --           --
   Global Equities Portfolio (Class 2)                       --           --           --           --       79,617        14.78
   Growth Opportunities Portfolio (Class 2)                  --           --           --           --           --           --
   Growth-Income Portfolio (Class 2)                         --           --           --           --           --           --
   High-Yield Bond Portfolio (Class 2)                       --           --           --           --           --           --
   International Diversified Equities Portfolio
      (Class 2)                                              --           --           --           --           --           --
   International Growth and Income Portfolio
      (Class 2)                                              --           --           --           --           --           --
   Marsico Focused Growth Portfolio (Class 2)                --           --           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 2)                                              --           --           --           --           --           --
   MFS Total Return Portfolio (Class 2)                      --           --           --           --           --           --
   Mid-Cap Growth Portfolio (Class 2)                        --           --           --           --       92,337         6.99
   Real Estate Portfolio (Class 2)                           --           --           --           --           --           --
   Small & Mid Cap Value Portfolio (Class 2)                 --           --           --           --           --           --
   Technology Portfolio (Class 2)                            --           --           --           --       75,768         1.39
   Telecom Utility Portfolio (Class 2)                       --           --           --           --           --           --
   Total Return Bond Portfolio (Class 2)                     --           --           --           --           --           --
   Aggressive Growth Portfolio (Class 3)                  8,188         5.19           --           --          217         5.14
   Alliance Growth Portfolio (Class 3)                   69,663         7.08           --           --       63,552         7.03
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                          38,713         7.66           --           --       66,879         7.61
   American Funds Global Growth SAST Portfolio
      (Class 3)                                         102,626         7.45           --           --      148,024         7.41
   American Funds Growth SAST Portfolio (Class 3)       101,706         6.48           --           --      124,177         6.44
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                         121,612         6.80           --           --      145,011         6.76
   Balanced Portfolio (Class 3)                           3,354         8.08           --           --        3,603         8.03
   Blue Chip Growth Portfolio (Class 3)                   7,782         7.25           --           --        2,323         7.20
   Capital Growth Portfolio (Class 3)                    47,041         6.51           --           --       47,942         6.48
   Cash Management Portfolio (Class 3)                  107,577        10.40           --           --       72,770        10.34
   Corporate Bond Portfolio (Class 3)                   185,819         9.71           --           --      158,234         9.66
   Davis Venture Value Portfolio (Class 3)              136,578         6.92           --           --      160,001         6.88
   "Dogs" of Wall Street Portfolio (Class 3)              2,080         7.72           --           --          829         7.69
   Emerging Markets Portfolio (Class 3)                  56,963         7.08           --           --       54,010         7.04
   Equity Opportunities Portfolio (Class 3)               3,706         6.59           --           --        2,136         6.55
   Foreign Value Portfolio (Class 3)                     43,622         7.41           --           --       51,144         7.35
   Fundamental Growth Portfolio (Class 3)                74,970         6.86           --           --       75,084         6.81
   Global Bond Portfolio (Class 3)                       35,733        11.57           --           --       41,600        11.50
   Global Equities Portfolio (Class 3)                   12,150         6.88           --           --        2,019         6.84
   Growth Opportunities Portfolio (Class 3)              29,085         8.26           --           --       23,463         8.21
   Growth-Income Portfolio (Class 3)                      1,634         6.61           --           --        3,973         6.59
   High-Yield Bond Portfolio (Class 3)                   19,351         7.03           --           --       32,345         6.99
   International Diversified Equities Portfolio
      (Class 3)                                          82,498         7.47           --           --       74,920         7.43
   International Growth and Income Portfolio
      (Class 3)                                         192,026         6.28           --           --      172,466         6.25
   Marsico Focused Growth Portfolio (Class 3)            27,991         7.31           --           --       16,502         7.26

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                     Total Expenses of 1.15    Total Expenses of 1.30    Total Expenses of 1.40
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
SUNAMERICA SERIES TRUST (continued):
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                          22,972       $ 7.84           --      $    --       18,235      $  7.79
   MFS Total Return Portfolio (Class 3)                  33,224         8.44           --           --       11,498         8.39
   Mid-Cap Growth Portfolio (Class 3)                    12,758         7.06           --           --       17,210         7.03
   Real Estate Portfolio (Class 3)                      118,578         5.22           --           --      125,509         5.19
   Small & Mid Cap Value Portfolio (Class 3)            140,234         7.10           --           --      122,338         7.06
   Small Company Value Portfolio (Class 3)               61,525         6.63           --           --       71,727         6.59
   Technology Portfolio (Class 3)                         5,461         6.22           --           --        1,489         6.18
   Telecom Utility Portfolio (Class 3)                    6,874         8.26           --           --        4,666         8.22
   Total Return Bond Portfolio (Class 3)                 79,680        11.32           --           --       29,881        11.23

VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                                  32       $ 6.22           --      $    --        3,517      $  6.18
   Comstock Portfolio                                    63,928         6.66           --           --       48,817         6.62
   Growth and Income Portfolio                          157,141         7.40           --           --      139,266         7.36

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)               --       $   --           --      $    --      415,167      $  4.75
   Equity Income Account (Class 1)                           --           --           --           --    3,179,511         7.12
   Income Account (Class 1)                                  --           --           --           --    1,208,370         7.24
   LargeCap Blend Account II (Class 1)                       --           --           --           --      476,902         4.62
   LargeCap Growth Account (Class 1)                         --           --           --           --       81,437         4.94
   MidCap Stock Account (Class 1)                            --           --           --           --      373,546         6.83
   Money Market Account (Class 1)                            --           --           --           --    1,777,181         6.23
   Mortgage Securities Account (Class 1)                     --           --           --           --      672,694         7.29
   Real Estate Securities Account (Class 1)                  --           --           --           --       50,005        11.41
   SAM Balanced Portfolio (Class 1)                          --           --           --           --    7,920,774         7.93
   SAM Conservative Balanced Portfolio (Class 1)             --           --           --           --    1,147,150         6.16
   SAM Conservative Growth Portfolio (Class 1)               --           --           --           --    2,291,525         7.71
   SAM Flexible Income Portfolio (Class 1)                   --           --           --           --    1,967,367         7.37
   SAM Strategic Growth Portfolio (Class 1)                  --           --           --           --      888,507         7.95
   Short-Term Income Account (Class 1)                       --           --           --           --      237,566         6.77
   SmallCap Growth Account II (Class 1)                      --           --           --           --       94,398         4.14
   SmallCap Value Account I (Class 1)                        --           --           --           --       26,072         6.65
   West Coast Equity Account (Class 1)                       --           --           --           --    1,452,612         8.88
   Diversified International Account (Class 2)               --           --           --           --           --           --
   Equity Income Account (Class 2)                           --           --           --           --           --           --
   Income Account (Class 2)                                  --           --           --           --           --           --
   LargeCap Blend Account II (Class 2)                       --           --           --           --           --           --
   LargeCap Growth Account (Class 2)                         --           --           --           --           --           --
   MidCap Stock Account (Class 2)                            --           --           --           --           --           --
   Money Market Account (Class 2)                            --           --           --           --           --           --
   Mortgage Securities Account (Class 2)                     --           --           --           --           --           --
   Real Estate Securities Account (Class 2)                  --           --           --           --           --           --
   SAM Balanced Portfolio (Class 2)                          --           --           --           --           --           --
   SAM Conservative Balanced Portfolio (Class 2)             --           --           --           --           --           --
   SAM Conservative Growth Portfolio (Class 2)               --           --           --           --           --           --
   SAM Flexible Income Portfolio (Class 2)                   --           --           --           --           --           --
   SAM Strategic Growth Portfolio (Class 2)                  --           --           --           --           --           --
   Short-Term Income Account (Class 2)                       --           --           --           --           --           --
   SmallCap Growth Account II (Class 2)                      --           --           --           --           --           --
   SmallCap Value Account I (Class 2)                        --           --           --           --           --           --
   West Coast Equity Account (Class 2)                       --           --           --           --           --           --

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class A):
   Columbia Asset Allocation Fund, Variable Series           --       $   --           --      $    --           --       $   --
   Columbia Large Cap Value Fund, Variable Series            --           --           --           --           --           --
   Columbia Small Company Growth Fund, Variable
      Series                                                 --           --           --           --           --           --

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia High Yield Fund, Variable Series
      (Class A)                                              --       $   --           --      $    --           --      $    --
   Columbia Marsico Focused Equities Fund,
      Variable Series (Class A)                              --           --           --           --           --           --
   Columbia Marsico Growth Fund, Variable Series
      (Class A)                                              --           --           --           --           --           --
   Columbia Marsico 21st Century Fund, Variable
      Series (Class A)                                       --           --           --           --           --           --
   Columbia Mid Cap Growth Fund, Variable Series
      (Class A)                                              --           --           --           --           --           --
   Columbia Marsico International Opportunities
      Fund, Variable Series (Class B)                        --           --           --           --           --           --

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                           --       $   --           --      $    --           --      $    --
   Global Growth Fund (Class 2)                              --           --           --           --           --           --
   Growth Fund (Class 2)                                     --           --           --           --           --           --
   Growth-Income Fund (Class 2)                              --           --           --           --           --           --
   Asset Allocation Fund (Class 3)                           --           --    1,132,660        34.83       46,002        34.44
   Cash Management Fund (Class 3)                            --           --    1,078,427        22.67       34,857        22.42
   Growth Fund (Class 3)                                     --           --    1,716,703       111.89       50,514       110.64
   Growth-Income Fund (Class 3)                              --           --    2,326,416        84.70       94,918        83.76
   High-Income Bond Fund (Class 3)                           --           --      341,226        51.52       10,854        50.95
   International Fund (Class 3)                              --           --    1,623,823        33.94       47,533        33.56
   U.S. Government/AAA-Rated Securities Fund
      (Class 3)                                              --           --      883,146        35.87       37,281        35.47

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                           99,870       $ 6.83           --      $    --      111,854      $  6.77
   Mid Cap Value Portfolio                                   --           --           --           --           --           --

BB&T VARIABLE INSURANCE FUNDS:
   BB&T Capital Manager Equity VIF Portfolio                 --       $   --           --      $    --           --      $    --
   BB&T Large Cap VIF Portfolio                              --           --           --           --           --           --
   BB&T Mid Cap Growth VIF Portfolio                         --           --           --           --           --           --
   BB&T Special Opportunities Equity VIF Portfolio           --           --           --           --           --           --
   BB&T Total Return Bond VIF Portfolio                      --           --           --           --           --           --

MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                              --       $   --           --      $    --           --      $    --
   MTB Large Cap Value Fund II                               --           --           --           --           --           --
   MTB Managed Allocation Fund -- Aggressive
      Growth II                                              --           --           --           --           --           --
   MTB Managed Allocation Fund -- Conservative
      Growth II                                              --           --           --           --           --           --
   MTB Managed Allocation Fund -- Moderate Growth
      II                                                     --           --           --           --           --           --

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST (Class 2):
   Franklin Income Securities Fund                        5,165       $ 7.07           --      $    --        1,830      $  7.05
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                     2,154         6.64           --           --       14,892         6.63

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                   Total Expenses of 1.52(1) Total Expenses of 1.52(2) Total Expenses of 1.52(3)
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      --       $   --    7,156,740     $  20.49           --       $   --
   Capital Appreciation Portfolio (Class 1)                  --           --    9,045,928        32.20      267,975         8.32
   Government and Quality Bond Portfolio (Class 1)           --           --   11,357,523        18.78      219,969        12.82
   Growth Portfolio (Class 1)                                --           --    4,804,833        21.85           --           --
   Natural Resources Portfolio (Class 1)                     --           --    2,192,028        33.13           --           --
   Asset Allocation Portfolio (Class 2)                 428,038        20.27           --           --           --           --
   Capital Appreciation Portfolio (Class 2)           1,461,487        31.91           --           --           --           --
   Government and Quality Bond Portfolio (Class 2)    4,589,329        18.57           --           --           --           --
   Growth Portfolio (Class 2)                         1,284,743        21.64           --           --           --           --
   Natural Resources Portfolio (Class 2)                381,855        32.84           --           --           --           --
   Asset Allocation Portfolio (Class 3)                  46,418        20.11           --           --           --           --
   Capital Appreciation Portfolio (Class 3)           4,939,889        31.74           --           --           --           --
   Government and Quality Bond Portfolio (Class 3)   15,735,849        18.46           --           --           --           --
   Growth Portfolio (Class 3)                         3,357,377        21.52           --           --           --           --
   Natural Resources Portfolio (Class 3)              1,827,221        32.60           --           --           --           --

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     --       $   --    3,333,365     $   8.05       32,216       $ 4.26
   Alliance Growth Portfolio (Class 1)                       --           --    8,542,970        21.84      116,424         6.12
   Balanced Portfolio (Class 1)                              --           --    4,105,215        12.43       40,790         7.01
   Blue Chip Growth Portfolio (Class 1)                      --           --    1,415,636         4.29       59,869         5.22
   Capital Growth Portfolio (Class 1)                        --           --    1,027,126         4.94           --           --
   Cash Management Portfolio (Class 1)                       --           --   13,231,382        13.74       31,349        10.62
   Corporate Bond Portfolio (Class 1)                        --           --    6,038,166        16.94           --           --
   Davis Venture Value Portfolio (Class 1)                   --           --   20,624,649        24.74      293,454         8.60
   "Dogs" of Wall Street Portfolio (Class 1)                 --           --    2,176,604         9.13           --           --
   Emerging Markets Portfolio (Class 1)                      --           --    3,567,002        11.44       12,718        17.14
   Equity Opportunities Portfolio (Class 1)                  --           --    2,753,732        12.46           --           --
   Fundamental Growth Portfolio (Class 1)                    --           --    3,785,712        11.72       32,304         4.83
   Global Bond Portfolio (Class 1)                           --           --    3,070,511        20.56       38,280        13.49
   Global Equities Portfolio (Class 1)                       --           --    4,365,781        14.77       21,107         6.79
   Growth Opportunities Portfolio (Class 1)                  --           --    2,322,813         4.29           --           --
   Growth-Income Portfolio (Class 1)                         --           --    7,969,910        19.49      155,218         6.18
   High-Yield Bond Portfolio (Class 1)                       --           --    4,661,437        14.06           --           --
   International Diversified Equities Portfolio
      (Class 1)                                              --           --    6,441,860         9.86           --           --
   International Growth and Income Portfolio
      (Class 1)                                              --           --    6,467,809        10.64      176,991         7.63
   Marsico Focused Growth Portfolio (Class 1)                --           --    2,359,842         7.96           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --           --    3,558,400        17.02       39,464         8.23
   MFS Total Return Portfolio (Class 1)                      --           --    9,114,388        22.16      186,382        10.32
   Mid-Cap Growth Portfolio (Class 1)                        --           --    4,845,684         7.00      140,226         4.16
   Real Estate Portfolio (Class 1)                           --           --    2,371,108        14.72           --           --
   Technology Portfolio (Class 1)                            --           --    4,585,069         1.39           --           --
   Telecom Utility Portfolio (Class 1)                       --           --    1,583,750        11.15           --           --
   Total Return Bond Portfolio (Class 1)                     --           --    1,938,157        23.03           --           --
   Aggressive Growth Portfolio (Class 2)                356,139         7.95           --           --           --           --
   Alliance Growth Portfolio (Class 2)                1,092,063        21.51           --           --           --           --
   Balanced Portfolio (Class 2)                         606,161        12.29           --           --           --           --
   Blue Chip Growth Portfolio (Class 2)                 738,094         4.25           --           --           --           --
   Capital Growth Portfolio (Class 2)                   391,676         4.89           --           --           --           --
   Cash Management Portfolio (Class 2)                3,477,149        13.59           --           --           --           --
   Corporate Bond Portfolio (Class 2)                 1,734,845        16.76           --           --           --           --
   Davis Venture Value Portfolio (Class 2)            2,886,306        24.45           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 2)            657,587         9.04           --           --           --           --
   Emerging Markets Portfolio (Class 2)                 614,324        11.32           --           --           --           --
   Equity Opportunities Portfolio (Class 2)             438,205        12.33           --           --           --           --
   Foreign Value Portfolio (Class 2)                  2,563,106        13.07           --           --           --           --
   Fundamental Growth Portfolio (Class 2)               189,553        11.59           --           --           --           --
   Global Bond Portfolio (Class 2)                      741,065        20.32           --           --           --           --
   Global Equities Portfolio (Class 2)                  271,858        14.62           --           --           --           --
   Growth Opportunities Portfolio (Class 2)             792,568         4.25           --           --           --           --
   Growth-Income Portfolio (Class 2)                    447,569        19.25           --           --           --           --
   High-Yield Bond Portfolio (Class 2)                  862,500        13.91           --           --           --           --
   International Diversified Equities Portfolio
      (Class 2)                                       2,478,011         9.77           --           --           --           --
   International Growth and Income Portfolio
      (Class 2)                                         975,752        10.54           --           --           --           --
   Marsico Focused Growth Portfolio (Class 2)         2,179,973         7.87           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 2)                                         643,410        16.86           --           --           --           --
   MFS Total Return Portfolio (Class 2)               2,475,289        21.92           --           --           --           --
   Mid-Cap Growth Portfolio (Class 2)                 2,068,886         6.92           --           --           --           --
   Real Estate Portfolio (Class 2)                      515,952        14.57           --           --           --           --
   Small & Mid Cap Value Portfolio (Class 2)          1,629,304        11.79           --           --           --           --
   Technology Portfolio (Class 2)                     1,521,210         1.37           --           --           --           --
   Telecom Utility Portfolio (Class 2)                  167,373        11.03           --           --           --           --
   Total Return Bond Portfolio (Class 2)                437,947        22.77           --           --           --           --
   Aggressive Growth Portfolio (Class 3)                607,155         7.89           --           --           --           --
   Alliance Growth Portfolio (Class 3)                2,986,979        21.39           --           --           --           --
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                       2,068,333         7.61           --           --           --           --
   American Funds Global Growth SAST Portfolio
      (Class 3)                                       7,107,999         7.34           --           --           --           --
   American Funds Growth SAST Portfolio (Class 3)     9,731,771         6.46           --           --           --           --
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                      10,150,095         6.63           --           --           --           --
   Balanced Portfolio (Class 3)                         479,417        12.21           --           --           --           --
   Blue Chip Growth Portfolio (Class 3)               1,180,944         4.23           --           --           --           --
   Capital Growth Portfolio (Class 3)                 4,725,648         4.85           --           --           --           --
   Cash Management Portfolio (Class 3)               14,397,674        13.52           --           --           --           --
   Corporate Bond Portfolio (Class 3)                10,617,028        16.59           --           --           --           --
   Davis Venture Value Portfolio (Class 3)            8,673,077        24.30           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 3)            630,469         8.97           --           --           --           --
   Emerging Markets Portfolio (Class 3)               4,074,477        11.24           --           --           --           --
   Equity Opportunities Portfolio (Class 3)             891,756        12.25           --           --           --           --
   Foreign Value Portfolio (Class 3)                  9,599,905        13.00    1,994,623        13.00           --           --
   Fundamental Growth Portfolio (Class 3)             3,368,947        11.51           --           --           --           --
   Global Bond Portfolio (Class 3)                    2,724,550        20.21           --           --           --           --
   Global Equities Portfolio (Class 3)                  467,772        14.49           --           --           --           --
   Growth Opportunities Portfolio (Class 3)           5,313,920         4.22           --           --           --           --
   Growth-Income Portfolio (Class 3)                    348,123        19.14           --           --           --           --
   High-Yield Bond Portfolio (Class 3)                2,076,869        13.83           --           --           --           --
   International Diversified Equities Portfolio
      (Class 3)                                      10,870,505         9.71           --           --           --           --
   International Growth and Income Portfolio
      (Class 3)                                       9,257,805        10.43           --           --           --           --
   Marsico Focused Growth Portfolio (Class 3)         2,280,825         7.83           --           --           --           --

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                   Total Expenses of 1.52(1) Total Expenses of 1.52(2) Total Expenses of 1.52(3)
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
SUNAMERICA SERIES TRUST (continued):
   MFS Massachusetts Investors Trust Portfolio
     (Class 3)                                        2,017,337      $ 16.76           --       $   --           --       $   --
   MFS Total Return Portfolio (Class 3)               4,435,911        21.79           --           --           --           --
   Mid-Cap Growth Portfolio (Class 3)                 4,180,199         6.88           --           --           --           --
   Real Estate Portfolio (Class 3)                    3,977,788        14.48           --           --           --           --
   Small & Mid Cap Value Portfolio (Class 3)          9,711,598        11.73    1,145,139        11.73           --           --
   Small Company Value Portfolio (Class 3)            6,015,601         6.04           --           --           --           --
   Technology Portfolio (Class 3)                     4,110,900         1.36           --           --           --           --
   Telecom Utility Portfolio (Class 3)                  411,826        10.97           --           --           --           --
   Total Return Bond Portfolio (Class 3)              2,321,353        22.67           --           --           --           --

VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                             972,701      $  5.62      466,691       $ 5.59           --       $   --
   Comstock Portfolio                                 8,417,269         8.60    7,157,337         8.60           --           --
   Growth and Income Portfolio                       17,033,944        10.38    5,494,974        10.42           --           --

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)               --      $    --           --       $   --           --       $   --
   Equity Income Account (Class 1)                           --           --           --           --           --           --
   Income Account (Class 1)                                  --           --           --           --           --           --
   LargeCap Blend Account II (Class 1)                       --           --           --           --           --           --
   LargeCap Growth Account (Class 1)                         --           --           --           --           --           --
   MidCap Stock Account (Class 1)                            --           --           --           --           --           --
   Money Market Account (Class 1)                            --           --           --           --           --           --
   Mortgage Securities Account (Class 1)                     --           --           --           --           --           --
   Real Estate Securities Account (Class 1)                  --           --           --           --           --           --
   SAM Balanced Portfolio (Class 1)                     688,156         7.86           --           --           --           --
   SAM Conservative Balanced Portfolio (Class 1)             --           --           --           --           --           --
   SAM Conservative Growth Portfolio (Class 1)          438,799         7.61           --           --           --           --
   SAM Flexible Income Portfolio (Class 1)                   --           --           --           --           --           --
   SAM Strategic Growth Portfolio (Class 1)             123,981         7.87           --           --           --           --
   Short-Term Income Account (Class 1)                       --           --           --           --           --           --
   SmallCap Growth Account II (Class 1)                      --           --           --           --           --           --
   SmallCap Value Account I (Class 1)                        --           --           --           --           --           --
   West Coast Equity Account (Class 1)                       --           --           --           --           --           --
   Diversified International Account (Class 2)               --           --           --           --           --           --
   Equity Income Account (Class 2)                      499,332         6.65           --           --           --           --
   Income Account (Class 2)                                  --           --           --           --           --           --
   LargeCap Blend Account II (Class 2)                       --           --           --           --           --           --
   LargeCap Growth Account (Class 2)                         --           --           --           --           --           --
   MidCap Stock Account (Class 2)                            --           --           --           --           --           --
   Money Market Account (Class 2)                            --           --           --           --           --           --
   Mortgage Securities Account (Class 2)                     --           --           --           --           --           --
   Real Estate Securities Account (Class 2)                  --           --           --           --           --           --
   SAM Balanced Portfolio (Class 2)                   1,953,091         7.73           --           --           --           --
   SAM Conservative Balanced Portfolio (Class 2)         53,408         8.38           --           --           --           --
   SAM Conservative Growth Portfolio (Class 2)        1,042,384         7.49           --           --           --           --
   SAM Flexible Income Portfolio (Class 2)               12,387         8.85           --           --           --           --
   SAM Strategic Growth Portfolio (Class 2)             406,182         7.76           --           --           --           --
   Short-Term Income Account (Class 2)                       --           --           --           --           --           --
   SmallCap Growth Account II (Class 2)                      --           --           --           --           --           --
   SmallCap Value Account I (Class 2)                        --           --           --           --           --           --
   West Coast Equity Account (Class 2)                       --           --           --           --           --           --

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class A):
   Columbia Asset Allocation Fund, Variable Series       49,400      $  8.60           --       $   --       39,380       $ 8.60
   Columbia Large Cap Value Fund, Variable Series       393,903         8.26           --           --       74,675         8.26
   Columbia Small Company Growth Fund, Variable
      Series                                            103,008         7.85           --           --      127,870         7.85

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia High Yield Fund, Variable Series
      (Class A)                                         276,910      $ 11.85           --       $   --      109,928       $11.85
   Columbia Marsico Focused Equities Fund,
      Variable Series (Class A)                         843,715         7.71           --           --      245,698         7.71
   Columbia Marsico Growth Fund, Variable Series
      (Class A)                                         345,282         7.31           --           --      144,084         7.31
   Columbia Marsico 21st Century Fund, Variable
      Series (Class A)                                   77,016        10.56           --           --       43,796        10.56
   Columbia Mid Cap Growth Fund, Variable Series
      (Class A)                                          71,175         6.38           --           --       67,241         6.38
   Columbia Marsico International Opportunities
      Fund, Variable Series (Class B)                   286,269        11.66           --           --       59,557        11.66

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                      366,982      $ 11.72    6,456,948       $11.72           --       $   --
   Global Growth Fund (Class 2)                       7,436,639        14.92    5,925,362        14.92           --           --
   Growth Fund (Class 2)                             12,002,936        12.33    8,569,819        12.33           --           --
   Growth-Income Fund (Class 2)                      12,976,422        11.56   11,755,141        11.56           --           --
   Asset Allocation Fund (Class 3)                           --           --           --           --           --           --
   Cash Management Fund (Class 3)                            --           --           --           --           --           --
   Growth Fund (Class 3)                                     --           --           --           --           --           --
   Growth-Income Fund (Class 3)                              --           --           --           --           --           --
   High-Income Bond Fund (Class 3)                           --           --           --           --           --           --
   International Fund (Class 3)                              --           --           --           --           --           --
   U.S. Government/AAA-Rated Securities Fund
      (Class 3)                                              --           --           --           --           --           --

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                       10,106,795      $  8.78    4,962,949       $ 8.78           --       $   --
   Mid Cap Value Portfolio                               58,409         8.92    3,430,895         8.92           --           --

BB&T VARIABLE INSURANCE FUNDS:
   BB&T Capital Manager Equity VIF                      180,367      $  7.31           --       $   --           --       $   --
   BB&T Large Cap VIF                                   118,493         7.16           --           --           --           --
   BB&T Mid Cap Growth VIF                              189,605         6.88           --           --           --           --
   BB&T Special Opportunities Equity VIF                527,800         9.28           --           --           --           --
   BB&T Total Return Bond VIF                           404,070        10.89           --           --           --           --

MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                           2,233      $  6.32           --       $   --           --       $   --
   MTB Large Cap Value Fund II                              643         5.79           --           --           --           --
   MTB Managed Allocation Fund-- Aggressive Growth
      II                                                  2,395         6.10           --           --           --           --
   MTB Managed Allocation Fund-- Conservative
      Growth II                                              10         8.19           --           --           --           --
   MTB Managed Allocation Fund-- Moderate Growth
      II                                                    225         7.25           --           --           --           --

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST (Class 2):
   Franklin Income Securities Fund                      726,836      $  7.04           --       $   --           --       $   --
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                 1,901,986         6.62           --           --           --           --

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                   Total Expenses of 1.52(4) Total Expenses of 1.55(5) Total Expenses of 1.55(6)
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      --       $   --           --       $   --           --       $   --
   Capital Appreciation Portfolio (Class 1)                  --           --           --           --           --           --
   Government and Quality Bond Portfolio (Class 1)           --           --           --           --           --           --
   Growth Portfolio (Class 1)                                --           --           --           --           --           --
   Natural Resources Portfolio (Class 1)                     --           --           --           --           --           --
   Asset Allocation Portfolio (Class 2)                  14,102        20.27           --           --           --           --
   Capital Appreciation Portfolio (Class 2)              28,608        32.18       25,720        31.81       44,868        32.67
   Government and Quality Bond Portfolio (Class 2)      106,427        18.60           --           --           --           --
   Growth Portfolio (Class 2)                            32,538        21.64           --           --           --           --
   Natural Resources Portfolio (Class 2)                  9,086        32.90           --           --           --           --
   Asset Allocation Portfolio (Class 3)                 253,045        20.11          495         8.55           --           --
   Capital Appreciation Portfolio (Class 3)           1,324,743        31.74       25,469         8.01           --           --
   Government and Quality Bond Portfolio (Class 3)    4,269,434        18.46       52,194        10.86           --           --
   Growth Portfolio (Class 3)                           674,295        21.52       14,687         6.89           --           --
   Natural Resources Portfolio (Class 3)                353,352        32.60       10,086         7.12           --           --

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     --       $   --           --       $   --           --       $   --
   Alliance Growth Portfolio (Class 1)                       --           --           --           --           --           --
   Balanced Portfolio (Class 1)                              --           --           --           --           --           --
   Blue Chip Growth Portfolio (Class 1)                      --           --           --           --           --           --
   Capital Growth Portfolio (Class 1)                        --           --           --           --           --           --
   Cash Management Portfolio (Class 1)                       --           --           --           --           --           --
   Corporate Bond Portfolio (Class 1)                        --           --           --           --           --           --
   Davis Venture Value Portfolio (Class 1)                   --           --           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 1)                 --           --           --           --           --           --
   Emerging Markets Portfolio (Class 1)                      --           --           --           --           --           --
   Equity Opportunities Portfolio (Class 1)                  --           --           --           --           --           --
   Fundamental Growth Portfolio (Class 1)                    --           --           --           --           --           --
   Global Bond Portfolio (Class 1)                           --           --           --           --           --           --
   Global Equities Portfolio (Class 1)                       --           --           --           --           --           --
   Growth Opportunities Portfolio (Class 1)                  --           --           --           --           --           --
   Growth-Income Portfolio (Class 1)                         --           --           --           --           --           --
   High-Yield Bond Portfolio (Class 1)                       --           --           --           --           --           --
   International Diversified Equities Portfolio
      (Class 1)                                              --           --           --           --           --           --
   International Growth and Income Portfolio
      (Class 1)                                              --           --           --           --           --           --
   Marsico Focused Growth Portfolio (Class 1)                --           --           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --           --           --           --           --           --
   MFS Total Return Portfolio (Class 1)                      --           --           --           --           --           --
   Mid-Cap Growth Portfolio (Class 1)                        --           --           --           --           --           --
   Real Estate Portfolio (Class 1)                           --           --           --           --           --           --
   Technology Portfolio (Class 1)                            --           --           --           --           --           --
   Telecom Utility Portfolio (Class 1)                       --           --           --           --           --           --
   Total Return Bond Portfolio (Class 1)                     --           --           --           --           --           --
   Aggressive Growth Portfolio (Class 2)                  9,680         7.95           --           --           --           --
   Alliance Growth Portfolio (Class 2)                   19,515        21.51        3,143        21.45        5,182        21.64
   Balanced Portfolio (Class 2)                          10,620        12.29           --           --           --           --
   Blue Chip Growth Portfolio (Class 2)                  56,227         4.25           --           --           --           --
   Capital Growth Portfolio (Class 2)                     3,867         4.89           --           --           --           --
   Cash Management Portfolio (Class 2)                   89,969        13.59           --           --           --           --
   Corporate Bond Portfolio (Class 2)                    49,433        16.76           --           --           --           --
   Davis Venture Value Portfolio (Class 2)               59,707        24.45       14,637        24.42           --           --
   "Dogs" of Wall Street Portfolio (Class 2)              9,316         9.04           --           --           --           --
   Emerging Markets Portfolio (Class 2)                  16,141        11.32           --           --           --           --
   Equity Opportunities Portfolio (Class 2)              28,202        12.33           --           --           --           --
   Foreign Value Portfolio (Class 2)                     15,985        13.07           --           --           --           --
   Fundamental Growth Portfolio (Class 2)                 8,036        11.59           --           --           --           --
   Global Bond Portfolio (Class 2)                       21,529        20.32           --           --           --           --
   Global Equities Portfolio (Class 2)                   23,432        14.62        9,292        14.61       26,418        14.66
   Growth Opportunities Portfolio (Class 2)               8,262         4.25           --           --           --           --
   Growth-Income Portfolio (Class 2)                     17,466        19.25           --           --           --           --
   High-Yield Bond Portfolio (Class 2)                   14,078        13.91           --           --           --           --
   International Diversified Equities Portfolio
      (Class 2)                                          59,025         9.77           --           --           --           --
   International Growth and Income Portfolio
      (Class 2)                                          30,688        10.54           --           --           --           --
   Marsico Focused Growth Portfolio (Class 2)                --           --           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 2)                                          10,498        16.86           --           --           --           --
   MFS Total Return Portfolio (Class 2)                  57,459        21.92           --           --           --           --
   Mid-Cap Growth Portfolio (Class 2)                    43,847         6.92       31,987         6.91       22,044         6.93
   Real Estate Portfolio (Class 2)                       21,843        14.57           --           --           --           --
   Small & Mid Cap Value Portfolio (Class 2)             41,680        11.79           --           --           --           --
   Technology Portfolio (Class 2)                         9,680         1.37       11,895         1.37       40,050         1.37
   Telecom Utility Portfolio (Class 2)                       --           --           --           --           --           --
   Total Return Bond Portfolio (Class 2)                     --           --           --           --           --           --
   Aggressive Growth Portfolio (Class 3)                192,920         7.89           31         5.12           --           --
   Alliance Growth Portfolio (Class 3)                  902,231        21.39        7,632         7.01           --           --
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                          20,935         7.61       99,708         7.59           --           --
   American Funds Global Growth SAST Portfolio
      (Class 3)                                          57,743         7.34      125,277         7.39           --           --
   American Funds Growth SAST Portfolio (Class 3)        69,427         6.46      120,130         6.42           --           --
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                          58,642         6.63       39,380         6.74           --           --
   Balanced Portfolio (Class 3)                         160,387        12.21           31         8.02           --           --
   Blue Chip Growth Portfolio (Class 3)                 229,852         4.23        1,240         7.15           --           --
   Capital Growth Portfolio (Class 3)                   322,293         4.85       13,668         6.46           --           --
   Cash Management Portfolio (Class 3)                4,053,176        13.52       25,523        10.30           --           --
   Corporate Bond Portfolio (Class 3)                 2,560,859        16.59       40,708         9.62           --           --
   Davis Venture Value Portfolio (Class 3)            2,194,022        24.30       87,827         6.86           --           --
   "Dogs" of Wall Street Portfolio (Class 3)            169,257         8.97        1,249         7.68           --           --
   Emerging Markets Portfolio (Class 3)                 865,493        11.24       15,467         7.02           --           --
   Equity Opportunities Portfolio (Class 3)             636,377        12.25           31         6.51           --           --
   Foreign Value Portfolio (Class 3)                  2,185,391        13.00       72,793         7.34           --           --
   Fundamental Growth Portfolio (Class 3)               148,273        11.51       23,256         6.80           --           --
   Global Bond Portfolio (Class 3)                      685,519        20.21       15,831        11.47           --           --
   Global Equities Portfolio (Class 3)                  225,001        14.49           31         6.79           --           --
   Growth Opportunities Portfolio (Class 3)           1,142,681         4.22        5,358         8.18           --           --
   Growth-Income Portfolio (Class 3)                     88,328        19.14           31         6.51           --           --
   High-Yield Bond Portfolio (Class 3)                  535,931        13.83        7,473         6.95           --           --
   International Diversified Equities Portfolio
      (Class 3)                                       2,258,385         9.71       19,196         7.40           --           --
   International Growth and Income Portfolio
      (Class 3)                                       1,310,542        10.43       48,454         6.22           --           --
   Marsico Focused Growth Portfolio (Class 3)            81,810         7.82        6,255         7.25           --           --

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                   Total Expenses of 1.52(4) Total Expenses of 1.55(5) Total Expenses of 1.55(6)
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
SUNAMERICA SERIES TRUST (continued):
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                         220,718       $16.76        9,733       $ 7.79           --       $   --
   MFS Total Return Portfolio (Class 3)               1,415,391        21.79        4,166         8.37           --           --
   Mid-Cap Growth Portfolio (Class 3)                   798,632         6.88        3,807         7.00           --           --
   Real Estate Portfolio (Class 3)                      618,416        14.48       33,806         5.17           --           --
   Small & Mid Cap Value Portfolio (Class 3)          2,058,505        11.73       39,786         7.03           --           --
   Small Company Value Portfolio (Class 3)              728,108         6.04       17,057         6.57           --           --
   Technology Portfolio (Class 3)                     1,027,786         1.36        1,060         6.17           --           --
   Telecom Utility Portfolio (Class 3)                   27,422        10.97          204         8.17           --           --
   Total Return Bond Portfolio (Class 3)                 25,057        22.67      171,662        11.14           --           --

VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                             153,833       $ 5.68           31       $ 6.15           --       $   --
   Comstock Portfolio                                 1,628,617         8.66       71,068         6.60       91,325         8.62
   Growth and Income Portfolio                        2,733,199        10.34       40,445         7.33           --           --

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)               --       $   --       35,261       $ 4.70           --       $   --
   Equity Income Account (Class 1)                           --           --      458,837         7.04           --           --
   Income Account (Class 1)                                  --           --      242,657         7.16           --           --
   LargeCap Blend Account II (Class 1)                       --           --      306,806         4.58           --           --
   LargeCap Growth Account (Class 1)                         --           --       47,315         4.89           --           --
   MidCap Stock Account (Class 1)                            --           --       35,208         6.75           --           --
   Money Market Account (Class 1)                            --           --      285,836         6.19           --           --
   Mortgage Securities Account (Class 1)                     --           --      137,969         7.21           --           --
   Real Estate Securities Account (Class 1)                  --           --        5,932        11.15           --           --
   SAM Balanced Portfolio (Class 1)                          --           --    1,972,042         7.85           --           --
   SAM Conservative Balanced Portfolio (Class 1)             --           --      231,870         6.10           --           --
   SAM Conservative Growth Portfolio (Class 1)               --           --    1,249,647         7.62           --           --
   SAM Flexible Income Portfolio (Class 1)                   --           --      467,321         7.30           --           --
   SAM Strategic Growth Portfolio (Class 1)                  --           --      279,962         7.86           --           --
   Short-Term Income Account (Class 1)                       --           --       51,570         6.72           --           --
   SmallCap Growth Account II (Class 1)                      --           --       17,342         4.10           --           --
   SmallCap Value Account I (Class 1)                        --           --        4,095         6.59           --           --
   West Coast Equity Account (Class 1)                       --           --      209,857         8.78           --           --
   Diversified International Account (Class 2)               --           --           --           --      259,150         4.63
   Equity Income Account (Class 2)                           --           --           --           --    2,435,513         6.90
   Income Account (Class 2)                                  --           --           --           --      878,127         7.07
   LargeCap Blend Account II (Class 2)                       --           --           --           --      123,926         4.48
   LargeCap Growth Account (Class 2)                         --           --           --           --       61,819         4.81
   MidCap Stock Account (Class 2)                            --           --           --           --       93,968         6.62
   Money Market Account (Class 2)                            --           --           --           --    1,813,856         6.06
   Mortgage Securities Account (Class 2)                     --           --           --           --      215,354         7.05
   Real Estate Securities Account (Class 2)                  --           --           --           --       39,236        11.34
   SAM Balanced Portfolio (Class 2)                          --           --           --           --    5,001,731         7.72
   SAM Conservative Balanced Portfolio (Class 2)             --           --           --           --    1,256,223         6.00
   SAM Conservative Growth Portfolio (Class 2)               --           --           --           --    1,654,941         7.48
   SAM Flexible Income Portfolio (Class 2)                   --           --           --           --    2,323,784         7.17
   SAM Strategic Growth Portfolio (Class 2)                  --           --           --           --      737,515         7.72
   Short-Term Income Account (Class 2)                       --           --           --           --      182,937         6.58
   SmallCap Growth Account II (Class 2)                      --           --           --           --       63,802         4.02
   SmallCap Value Account I (Class 2)                        --           --           --           --       10,734         6.59
   West Coast Equity Account (Class 2)                       --           --           --           --      449,101         8.59

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class A):
   Columbia Asset Allocation Fund, Variable Series           --       $   --           --       $   --           --       $   --
   Columbia Large Cap Value Fund, Variable Series            --           --           --           --           --           --
   Columbia Small Company Growth Fund, Variable
      Series                                                 --           --           --           --           --           --

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia High Yield Fund, Variable Series
      (Class A)                                         385,397       $11.81           --       $   --           --       $   --
   Columbia Marsico Focused Equities Fund,
      Variable Series (Class A)                       1,982,568         7.74           --           --           --           --
   Columbia Marsico Growth Fund, Variable Series
      (Class A)                                              --           --           --           --           --           --
   Columbia Marsico 21st Century Fund, Variable
      Series (Class A)                                       --           --           --           --           --           --
   Columbia Mid Cap Growth Fund, Variable Series
      (Class A)                                              --           --           --           --           --           --
   Columbia Marsico International Opportunities
      Fund, Variable Series (Class B)                        --           --           --           --           --           --

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                           --       $   --           --       $   --           --       $   --
   Global Growth Fund (Class 2)                       2,636,480        14.92           --           --           --           --
   Growth Fund (Class 2)                              3,763,819        12.33           --           --           --           --
   Growth-Income Fund (Class 2)                       3,265,142        11.56           --           --           --           --
   Asset Allocation Fund (Class 3)                           --           --           --           --           --           --
   Cash Management Fund (Class 3)                            --           --           --           --           --           --
   Growth Fund (Class 3)                                     --           --           --           --           --           --
   Growth-Income Fund (Class 3)                              --           --           --           --           --           --
   High-Income Bond Fund (Class 3)                           --           --           --           --           --           --
   International Fund (Class 3)                              --           --           --           --           --           --
   U.S. Government/AAA-Rated Securities Fund
      (Class 3)                                              --           --           --           --           --           --

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                          995,678       $ 8.78       28,006       $ 6.75           --       $   --
   Mid Cap Value Portfolio                                   --           --           --           --           --           --

BB&T VARIABLE INSURANCE FUNDS:
   BB&T Capital Manager Equity VIF                       99,462       $ 7.31           --       $   --           --       $   --
   BB&T Large Cap VIF                                    45,688         7.16           --           --           --           --
   BB&T Mid Cap Growth VIF                               40,886         6.88           --           --           --           --
   BB&T Special Opportunities Equity VIF                 87,567         9.28           --           --           --           --
   BB&T Total Return Bond VIF                           213,146        10.89           --           --           --           --

MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                              --       $   --           --       $   --           --       $   --
   MTB Large Cap Value Fund II                               --           --           --           --           --           --
   MTB Managed Allocation Fund -- Aggressive Growth
      II                                                     --           --           --           --           --           --
   MTB Managed Allocation Fund -- Conservative
      Growth II                                              --           --           --           --           --           --
   MTB Managed Allocation Fund -- Moderate Growth
      II                                                     --           --           --           --           --           --

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
      TRUST (Class 2):
   Franklin Income Securities Fund                           --       $   --           29       $ 7.07           --       $   --
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                        --           --       10,149         6.63           --           --

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                     Total Expenses of 1.65   Total Expenses of 1.70   Total Expenses of 1.72(4)
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      --       $   --           --       $   --           --       $   --
   Capital Appreciation Portfolio (Class 1)                  --           --           --           --           --           --
   Government and Quality Bond Portfolio
      (Class 1)                                              --           --           --           --           --           --
   Growth Portfolio (Class 1)                                --           --           --           --           --           --
   Natural Resources Portfolio (Class 1)                     --           --           --           --           --           --
   Asset Allocation Portfolio (Class 2)                      --           --           --           --       20,624        20.02
   Capital Appreciation Portfolio (Class 2)                  --           --       12,321        32.35       51,536        31.81
   Government and Quality Bond Portfolio
      (Class 2)                                              --           --           --           --      118,634        18.34
   Growth Portfolio (Class 2)                                --           --           --           --       32,597        21.37
   Natural Resources Portfolio (Class 2)                     --           --           --           --       12,132        32.40
   Asset Allocation Portfolio (Class 3)                   5,861         8.52           --           --      623,809        19.88
   Capital Appreciation Portfolio (Class 3)             103,035         7.96           --           --    1,877,687        31.35
   Government and Quality Bond Portfolio
      (Class 3)                                         348,877        10.81           --           --    5,670,263        18.24
   Growth Portfolio (Class 3)                            83,454         6.86           --           --      981,542        21.25
   Natural Resources Portfolio (Class 3)                 64,983         7.07           --           --      580,857        32.14

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     --       $   --           --       $   --           --       $   --
   Alliance Growth Portfolio (Class 1)                       --           --           --           --           --           --
   Balanced Portfolio (Class 1)                              --           --           --           --           --           --
   Blue Chip Growth Portfolio (Class 1)                      --           --           --           --           --           --
   Capital Growth Portfolio (Class 1)                        --           --           --           --           --           --
   Cash Management Portfolio (Class 1)                       --           --           --           --           --           --
   Corporate Bond Portfolio (Class 1)                        --           --           --           --           --           --
   Davis Venture Value Portfolio (Class 1)                   --           --           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 1)                 --           --           --           --           --           --
   Emerging Markets Portfolio (Class 1)                      --           --           --           --           --           --
   Equity Opportunities Portfolio (Class 1)                  --           --           --           --           --           --
   Fundamental Growth Portfolio (Class 1)                    --           --           --           --           --           --
   Global Bond Portfolio (Class 1)                           --           --           --           --           --           --
   Global Equities Portfolio (Class 1)                       --           --           --           --           --           --
   Growth Opportunities Portfolio (Class 1)                  --           --           --           --           --           --
   Growth-Income Portfolio (Class 1)                         --           --           --           --           --           --
   High-Yield Bond Portfolio (Class 1)                       --           --           --           --           --           --
   International Diversified Equities
      Portfolio (Class 1)                                    --           --           --           --           --           --
   International Growth and Income Portfolio
      (Class 1)                                              --           --           --           --           --           --
   Marsico Focused Growth Portfolio (Class 1)                --           --           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --           --           --           --           --           --
   MFS Total Return Portfolio (Class 1)                      --           --           --           --           --           --
   Mid-Cap Growth Portfolio (Class 1)                        --           --           --           --           --           --
   Real Estate Portfolio (Class 1)                           --           --           --           --           --           --
   Technology Portfolio (Class 1)                            --           --           --           --           --           --
   Telecom Utility Portfolio (Class 1)                       --           --           --           --           --           --
   Total Return Bond Portfolio (Class 1)                     --           --           --           --           --           --
   Aggressive Growth Portfolio (Class 2)                     --           --           --           --       15,328         7.87
   Alliance Growth Portfolio (Class 2)                       --           --        3,697        21.41       27,397        21.25
   Balanced Portfolio (Class 2)                              --           --           --           --       18,116        12.13
   Blue Chip Growth Portfolio (Class 2)                      --           --           --           --       40,990         4.20
   Capital Growth Portfolio (Class 2)                        --           --           --           --       27,585         4.84
   Cash Management Portfolio (Class 2)                       --           --           --           --       89,457        13.43
   Corporate Bond Portfolio (Class 2)                        --           --           --           --       46,418        16.54
   Davis Venture Value Portfolio (Class 2)                   --           --           --           --       82,625        24.10
   "Dogs" of Wall Street Portfolio (Class 2)                 --           --           --           --       16,268         8.94
   Emerging Markets Portfolio (Class 2)                      --           --           --           --       13,014        11.20
   Equity Opportunities Portfolio (Class 2)                  --           --           --           --       16,869        12.20
   Foreign Value Portfolio (Class 2)                         --           --           --           --       28,770        12.89
   Fundamental Growth Portfolio (Class 2)                    --           --           --           --       19,411        11.46
   Global Bond Portfolio (Class 2)                           --           --           --           --       28,224        20.12
   Global Equities Portfolio (Class 2)                       --           --        2,305        14.99       18,104        14.47
   Growth Opportunities Portfolio (Class 2)                  --           --           --           --       26,199         4.19
   Growth-Income Portfolio (Class 2)                         --           --           --           --       38,669        19.04
   High-Yield Bond Portfolio (Class 2)                       --           --           --           --       27,438        13.76
   International Diversified Equities
      Portfolio (Class 2)                                    --           --           --           --      107,177         9.67
   International Growth and Income Portfolio
      (Class 2)                                              --           --           --           --       37,056        10.41
   Marsico Focused Growth Portfolio (Class 2)                --           --           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 2)                                              --           --           --           --       16,805        16.64
   MFS Total Return Portfolio (Class 2)                      --           --           --           --      103,196        21.65
   Mid-Cap Growth Portfolio (Class 2)                        --           --        7,400         6.84       57,044         6.82
   Real Estate Portfolio (Class 2)                           --           --           --           --       22,885        14.41
   Small & Mid Cap Value Portfolio (Class 2)                 --           --           --           --       26,015        11.63
   Technology Portfolio (Class 2)                            --           --       41,172         1.36       11,222         1.36
   Telecom Utility Portfolio (Class 2)                       --           --           --           --           --           --
   Total Return Bond Portfolio (Class 2)                     --           --           --           --           --           --
   Aggressive Growth Portfolio (Class 3)                  3,686         5.13           --           --      136,320         7.77
   Alliance Growth Portfolio (Class 3)                    2,802         6.98           --           --    1,383,129        21.12
   American Funds Asset Allocation SAST
      Portfolio (Class 3)                               191,471         7.57           --           --          873         7.60
   American Funds Global Growth SAST Portfolio
      (Class 3)                                         225,428         7.36           --           --       61,407         7.31
   American Funds Growth SAST Portfolio
      (Class 3)                                         273,848         6.41           --           --      179,869         6.44
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                         311,604         6.73           --           --       91,174         6.60
   Balanced Portfolio (Class 3)                          25,284         7.97           --           --      224,727        12.04
   Blue Chip Growth Portfolio (Class 3)                  32,551         7.14           --           --      366,258         4.16
   Capital Growth Portfolio (Class 3)                    88,446         6.42           --           --      540,181         4.78
   Cash Management Portfolio (Class 3)                  144,964        10.28           --           --    5,550,554        13.34
   Corporate Bond Portfolio (Class 3)                   321,683         9.58           --           --    3,478,308        16.44
   Davis Venture Value Portfolio (Class 3)              195,575         6.84           --           --    3,239,700        24.00
   "Dogs" of Wall Street Portfolio (Class 3)             16,544         7.66           --           --      279,443         8.86
   Emerging Markets Portfolio (Class 3)                 135,037         6.98           --           --    1,152,553        11.08
   Equity Opportunities Portfolio (Class 3)               8,080         6.50           --           --      792,797        12.08
   Foreign Value Portfolio (Class 3)                    190,599         7.33           --           --    3,218,774        12.83
   Fundamental Growth Portfolio (Class 3)               140,739         6.75           --           --      247,042        11.34
   Global Bond Portfolio (Class 3)                      120,922        11.44           --           --      912,944        19.90
   Global Equities Portfolio (Class 3)                   35,234         6.76           --           --      338,396        14.32
   Growth Opportunities Portfolio (Class 3)              75,196         8.16           --           --    1,415,653         4.16
   Growth-Income Portfolio (Class 3)                     14,091         6.53           --           --      102,191        18.88
   High-Yield Bond Portfolio (Class 3)                   38,013         6.91           --           --      711,090        13.64
   International Diversified Equities
      Portfolio (Class 3)                               180,144         7.35           --           --    3,591,325         9.59
   International Growth and Income Portfolio
      (Class 3)                                         331,856         6.20           --           --    1,979,206        10.32
   Marsico Focused Growth Portfolio (Class 3)            77,467         7.21           --           --      227,879         7.74

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.


(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                     Total Expenses of 1.65   Total Expenses of 1.70   Total Expenses of 1.72(4)
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
SUNAMERICA SERIES TRUST (continued):
   MFS Massachusetts Investors Trust
      Portfolio (Class 3)                               115,825       $ 7.74           --       $   --      354,627       $16.55
   MFS Total Return Portfolio (Class 3)                  58,666         8.35           --           --    2,318,240        21.50
   Mid-Cap Growth Portfolio (Class 3)                    23,126         6.99           --           --    1,081,792         6.79
   Real Estate Portfolio (Class 3)                      223,156         5.15           --           --      969,960        14.28
   Small & Mid Cap Value Portfolio (Class 3)            302,656         7.02           --           --    2,810,934        11.58
   Small Company Value Portfolio (Class 3)              111,097         6.56           --           --    1,099,978         6.01
   Technology Portfolio (Class 3)                         8,692         6.14           --           --    1,160,368         1.35
   Telecom Utility Portfolio (Class 3)                   11,037         8.16           --           --       27,924        10.80
   Total Return Bond Portfolio (Class 3)                222,512        11.14           --           --       38,650        22.36

VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                               4,087       $ 6.15           --       $   --      210,852       $ 5.61
   Comstock Portfolio                                   152,926         6.58       61,184         8.51    2,254,478         8.57
   Growth and Income Portfolio                          328,701         7.30           --           --    4,048,549        10.21

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)               --       $   --           --       $   --           --       $   --
   Equity Income Account (Class 1)                           --           --           --           --           --           --
   Income Account (Class 1)                                  --           --           --           --           --           --
   LargeCap Blend Account II (Class 1)                       --           --           --           --           --           --
   LargeCap Growth Account (Class 1)                         --           --           --           --           --           --
   MidCap Stock Account (Class 1)                            --           --           --           --           --           --
   Money Market Account (Class 1)                            --           --           --           --           --           --
   Mortgage Securities Account (Class 1)                     --           --           --           --           --           --
   Real Estate Securities Account (Class 1)                  --           --           --           --           --           --
   SAM Balanced Portfolio (Class 1)                          --           --           --           --           --           --
   SAM Conservative Balanced Portfolio (Class 1)             --           --           --           --           --           --
   SAM Conservative Growth Portfolio (Class 1)               --           --           --           --           --           --
   SAM Flexible Income Portfolio (Class 1)                   --           --           --           --           --           --
   SAM Strategic Growth Portfolio (Class 1)                  --           --           --           --           --           --
   Short-Term Income Account (Class 1)                       --           --           --           --           --           --
   SmallCap Growth Account II (Class 1)                      --           --           --           --           --           --
   SmallCap Value Account I (Class 1)                        --           --           --           --           --           --
   West Coast Equity Account (Class 1)                       --           --           --           --           --           --
   Diversified International Account (Class 2)               --           --       36,149         4.57           --           --
   Equity Income Account (Class 2)                           --           --      194,734         6.82           --           --
   Income Account (Class 2)                                  --           --      105,272         7.00           --           --
   LargeCap Blend Account II (Class 2)                       --           --       17,953         4.44           --           --
   LargeCap Growth Account (Class 2)                         --           --       12,741         4.76           --           --
   MidCap Stock Account (Class 2)                            --           --       18,129         6.57           --           --
   Money Market Account (Class 2)                            --           --      445,837         5.99           --           --
   Mortgage Securities Account (Class 2)                     --           --       72,974         6.98           --           --
   Real Estate Securities Account (Class 2)                  --           --        9,155        11.13           --           --
   SAM Balanced Portfolio (Class 2)                          --           --    1,584,595         7.64           --           --
   SAM Conservative Balanced Portfolio (Class 2)             --           --      204,566         5.95           --           --
   SAM Conservative Growth Portfolio (Class 2)               --           --    1,408,657         7.41           --           --
   SAM Flexible Income Portfolio (Class 2)                   --           --      281,624         7.09           --           --
   SAM Strategic Growth Portfolio (Class 2)                  --           --      693,350         7.64           --           --
   Short-Term Income Account (Class 2)                       --           --       41,281         6.52           --           --
   SmallCap Growth Account II (Class 2)                      --           --        8,618         3.97           --           --
   SmallCap Value Account I (Class 2)                        --           --        4,548         6.55           --           --
   West Coast Equity Account (Class 2)                       --           --       56,823         8.50           --           --

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class A):
   Columbia Asset Allocation Fund, Variable Series           --       $   --           --       $   --           --       $   --
   Columbia Large Cap Value Fund, Variable Series            --           --           --           --           --           --
   Columbia Small Company Growth Fund, Variable
      Series                                                 --           --           --           --           --           --

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia High Yield Fund, Variable Series
      (Class A)                                              --       $   --           --       $   --      459,004       $11.66
   Columbia Marsico Focused Equities Fund,
   Variable Series (Class A)                                 --           --           --           --    1,997,926         7.65
   Columbia Marsico Growth Fund, Variable
      Series (Class A)                                       --           --           --           --           --           --
   Columbia Marsico 21st Century Fund,
      Variable Series (Class A)                              --           --           --           --           --           --
   Columbia Mid Cap Growth Fund, Variable
      Series (Class A)                                       --           --           --           --           --           --
   Columbia Marsico International
      Opportunities Fund, Variable Series
      (Class B)                                              --           --           --           --           --           --

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                           --       $   --           --       $   --           --       $   --
   Global Growth Fund (Class 2)                              --           --           --           --    3,469,605        14.73
   Growth Fund (Class 2)                                     --           --           --           --    5,834,555        12.18
   Growth-Income Fund (Class 2)                              --           --           --           --    5,492,743        11.41
   Asset Allocation Fund (Class 3)                           --           --           --           --           --           --
   Cash Management Fund (Class 3)                            --           --           --           --           --           --
   Growth Fund (Class 3)                                     --           --           --           --           --           --
   Growth-Income Fund (Class 3)                              --           --           --           --           --           --
   High-Income Bond Fund (Class 3)                           --           --           --           --           --           --
   International Fund (Class 3)                              --           --           --           --           --           --
   U.S. Government/AAA-Rated Securities Fund
      (Class 3)                                              --           --           --           --           --           --

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                          188,782       $ 6.70           --       $   --    1,605,965       $ 8.63
   Mid Cap Value Portfolio                                   --           --           --           --           --           --

BB&T VARIABLE INSURANCE FUNDS:
   BB&T Capital Manager Equity VIF                           --       $   --           --       $   --       23,379       $ 7.17
   BB&T Large Cap VIF                                        --           --           --           --       40,382         6.97
   BB&T Mid Cap Growth VIF                                   --           --           --           --       85,803         6.82
   BB&T Special Opportunities Equity VIF                     --           --           --           --      135,720         9.24
   BB&T Total Return Bond VIF                                --           --           --           --       54,561        10.92

MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                              --       $   --           --       $   --           --       $   --
   MTB Large Cap Value Fund II                               --           --           --           --           --           --
   MTB Managed Allocation Fund - Aggressive
   Growth II                                                 --           --           --           --           --           --
   MTB Managed Allocation Fund - Conservative
   Growth II                                                 --           --           --           --           --           --
   MTB Managed Allocation Fund - Moderate
   Growth II                                                 --           --           --           --           --           --

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST (Class 2):
   Franklin Income Securities Fund                       26,771       $ 7.04           --       $   --           --       $   --
   Franklin Templeton VIP Founding Funds
   Allocation Fund                                      132,210         6.62           --           --           --           --

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                   Total Expenses of 1.77(1) Total Expenses of 1.77(2)  Total Expenses of 1.77(3)
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      --       $   --       37,439       $20.10           --       $   --
   Capital Appreciation Portfolio (Class 1)                  --           --      211,147        31.56       78,683         8.54
   Government and Quality Bond Portfolio (Class 1)           --           --      304,369        18.41      111,314        12.57
   Growth Portfolio (Class 1)                                --           --      102,945        21.42           --           --
   Natural Resources Portfolio (Class 1)                     --           --       45,528        32.48           --           --
   Asset Allocation Portfolio (Class 2)                 103,488        19.91           --           --           --           --
   Capital Appreciation Portfolio (Class 2)             222,213        31.34           --           --           --           --
   Government and Quality Bond Portfolio (Class 2)      702,643        18.25           --           --           --           --
   Growth Portfolio (Class 2)                           171,545        21.25           --           --           --           --
   Natural Resources Portfolio (Class 2)                135,895        32.18           --           --           --           --
   Asset Allocation Portfolio (Class 3)                  64,074        19.98           --           --           --           --
   Capital Appreciation Portfolio (Class 3)             893,722        31.23           --           --           --           --
   Government and Quality Bond Portfolio (Class 3)    3,868,442        18.16           --           --           --           --
   Growth Portfolio (Class 3)                           684,057        21.16           --           --           --           --
   Natural Resources Portfolio (Class 3)                435,262        32.09           --           --           --           --

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     --       $   --       29,369       $ 7.89        6,729       $ 4.18
   Alliance Growth Portfolio (Class 1)                       --           --      110,672        21.41       54,415         5.86
   Balanced Portfolio (Class 1)                              --           --       45,783        12.18        6,510         6.87
   Blue Chip Growth Portfolio (Class 1)                      --           --       85,048         4.20       14,737         5.12
   Capital Growth Portfolio (Class 1)                        --           --       85,773         4.84           --           --
   Cash Management Portfolio (Class 1)                       --           --      273,162        13.47       53,135        10.49
   Corporate Bond Portfolio (Class 1)                        --           --      202,481        16.60           --           --
   Davis Venture Value Portfolio (Class 1)                   --           --      500,635        24.25      106,388         8.36
   "Dogs" of Wall Street Portfolio (Class 1)                 --           --       52,422         8.94           --           --
   Emerging Markets Portfolio (Class 1)                      --           --       52,073        11.22        4,614        16.81
   Equity Opportunities Portfolio (Class 1)                  --           --       94,498        12.21           --           --
   Fundamental Growth Portfolio (Class 1)                    --           --       50,285        11.49        6,488         4.74
   Global Bond Portfolio (Class 1)                           --           --      102,647        20.15       21,333        13.23
   Global Equities Portfolio (Class 1)                       --           --       39,105        14.48       29,244         6.66
   Growth Opportunities Portfolio (Class 1)                  --           --       92,645         4.21           --           --
   Growth-Income Portfolio (Class 1)                         --           --      106,029        19.10       37,757         6.06
   High-Yield Bond Portfolio (Class 1)                       --           --      113,112        13.80           --           --
   International Diversified Equities Portfolio
      (Class 1)                                              --           --      102,250         9.67           --           --
   International Growth and Income Portfolio
      (Class 1)                                              --           --      168,853        10.42       46,936         7.48
   Marsico Focused Growth Portfolio (Class 1)                --           --      212,942         7.80           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --           --       83,221        16.69        3,682         7.66
   MFS Total Return Portfolio (Class 1)                      --           --      454,782        21.73       38,808        10.13
   Mid-Cap Growth Portfolio (Class 1)                        --           --      270,281         6.86       38,586         4.09
   Real Estate Portfolio (Class 1)                           --           --       43,728        14.43           --           --
   Technology Portfolio (Class 1)                            --           --      180,117         1.36           --           --
   Telecom Utility Portfolio (Class 1)                       --           --       33,022        10.93           --           --
   Total Return Bond Portfolio (Class 1)                     --           --       17,887        22.62           --           --
   Aggressive Growth Portfolio (Class 2)                 70,069         7.81           --           --           --           --
   Alliance Growth Portfolio (Class 2)                  162,026        21.09           --           --           --           --
   Balanced Portfolio (Class 2)                         115,223        12.07           --           --           --           --
   Blue Chip Growth Portfolio (Class 2)                 127,278         4.18           --           --           --           --
   Capital Growth Portfolio (Class 2)                    66,064         4.80           --           --           --           --
   Cash Management Portfolio (Class 2)                  670,217        13.36           --           --           --           --
   Corporate Bond Portfolio (Class 2)                   296,706        16.45           --           --           --           --
   Davis Venture Value Portfolio (Class 2)              436,360        23.99           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 2)            143,745         8.86           --           --           --           --
   Emerging Markets Portfolio (Class 2)                  99,552        11.12           --           --           --           --
   Equity Opportunities Portfolio (Class 2)             108,960        12.12           --           --           --           --
   Foreign Value Portfolio (Class 2)                    212,337        12.85           --           --           --           --
   Fundamental Growth Portfolio (Class 2)                41,328        11.38           --           --           --           --
   Global Bond Portfolio (Class 2)                      110,712        19.95           --           --           --           --
   Global Equities Portfolio (Class 2)                   51,730        14.34           --           --           --           --
   Growth Opportunities Portfolio (Class 2)             162,675         4.17           --           --           --           --
   Growth-Income Portfolio (Class 2)                    108,549        18.91           --           --           --           --
   High-Yield Bond Portfolio (Class 2)                  178,712        13.65           --           --           --           --
   International Diversified Equities Portfolio
      (Class 2)                                         255,245         9.58           --           --           --           --
   International Growth and Income Portfolio
      (Class 2)                                         200,410        10.36           --           --           --           --
   Marsico Focused Growth Portfolio (Class 2)           331,191         7.74           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 2)                                         119,083        16.55           --           --           --           --
   MFS Total Return Portfolio (Class 2)                 430,491        21.52           --           --           --           --
   Mid-Cap Growth Portfolio (Class 2)                   294,575         6.79           --           --           --           --
   Real Estate Portfolio (Class 2)                      134,354        14.29           --           --           --           --
   Small & Mid Cap Value Portfolio (Class 2)            254,775        11.60           --           --           --           --
   Technology Portfolio (Class 2)                       251,382         1.35           --           --           --           --
   Telecom Utility Portfolio (Class 2)                   97,357        10.85           --           --           --           --
   Total Return Bond Portfolio (Class 2)                 89,515        22.35           --           --           --           --
   Aggressive Growth Portfolio (Class 3)                100,889         7.77           --           --           --           --
   Alliance Growth Portfolio (Class 3)                  390,633        21.04           --           --           --           --
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                       1,119,294         7.57           --           --           --           --
   American Funds Global Growth SAST Portfolio
      (Class 3)                                       3,172,002         7.30           --           --           --           --
   American Funds Growth SAST Portfolio (Class 3)     3,970,712         6.42           --           --           --           --
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                       4,536,990         6.59           --           --           --           --
   Balanced Portfolio (Class 3)                         117,534        12.01           --           --           --           --
   Blue Chip Growth Portfolio (Class 3)                 177,490         4.15           --           --           --           --
   Capital Growth Portfolio (Class 3)                 1,991,773         4.81           --           --           --           --
   Cash Management Portfolio (Class 3)                2,414,907        13.28           --           --           --           --
   Corporate Bond Portfolio (Class 3)                 3,049,080        16.35           --           --           --           --
   Davis Venture Value Portfolio (Class 3)            1,634,002        23.90           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 3)            116,081         8.84           --           --           --           --
   Emerging Markets Portfolio (Class 3)               1,157,541        11.06           --           --           --           --
   Equity Opportunities Portfolio (Class 3)             125,341        12.05           --           --           --           --
   Foreign Value Portfolio (Class 3)                  1,701,581        12.78       76,417        12.78           --           --
   Fundamental Growth Portfolio (Class 3)             1,444,432        11.32           --           --           --           --
   Global Bond Portfolio (Class 3)                      922,532        19.81           --           --           --           --
   Global Equities Portfolio (Class 3)                  138,836        14.21           --           --           --           --
   Growth Opportunities Portfolio (Class 3)           1,479,767         4.15           --           --           --           --
   Growth-Income Portfolio (Class 3)                     68,929        18.82           --           --           --           --
   High-Yield Bond Portfolio (Class 3)                  378,795        13.59           --           --           --           --
   International Diversified Equities Portfolio
      (Class 3)                                       2,230,656         9.55           --           --           --           --
   International Growth and Income Portfolio
      (Class 3)                                       3,095,126        10.30           --           --           --           --
   Marsico Focused Growth Portfolio (Class 3)           518,087         7.70           --           --           --           --

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                   Total Expenses of 1.77(1) Total Expenses of 1.77(2) Total Expenses of 1.77(3)
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                       units    accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
SUNAMERICA SERIES TRUST (continued):
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                         496,710       $16.49           --       $   --           --       $   --
   MFS Total Return Portfolio (Class 3)                 800,333        21.42           --           --           --           --
   Mid-Cap Growth Portfolio (Class 3)                   834,177         6.76           --           --           --           --
   Real Estate Portfolio (Class 3)                    1,158,842        14.24           --           --           --           --
   Small & Mid Cap Value Portfolio (Class 3)          2,694,938        11.53       44,307        11.53           --           --
   Small Company Value Portfolio (Class 3)            2,006,222         6.00           --           --           --           --
   Technology Portfolio (Class 3)                       931,628         1.34           --           --           --           --
   Telecom Utility Portfolio (Class 3)                   96,589        10.90           --           --           --           --
   Total Return Bond Portfolio (Class 3)                821,857        22.46           --           --           --           --

VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                             161,475       $ 5.52       67,059       $ 5.47           --       $   --
   Comstock Portfolio                                 1,804,794         8.47      393,682         8.45           --           --
   Growth and Income Portfolio                        3,890,940        10.22      286,514        10.24           --           --

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)               --       $   --           --       $   --           --       $   --
   Equity Income Account (Class 1)                           --           --           --           --           --           --
   Income Account (Class 1)                                  --           --           --           --           --           --
   LargeCap Blend Account II (Class 1)                       --           --           --           --           --           --
   LargeCap Growth Account (Class 1)                         --           --           --           --           --           --
   MidCap Stock Account (Class 1)                            --           --           --           --           --           --
   Money Market Account (Class 1)                            --           --           --           --           --           --
   Mortgage Securities Account (Class 1)                     --           --           --           --           --           --
   Real Estate Securities Account (Class 1)                  --           --           --           --           --           --
   SAM Balanced Portfolio (Class 1)                     119,196         7.72           --           --           --           --
   SAM Conservative Balanced Portfolio (Class 1)             --           --           --           --           --           --
   SAM Conservative Growth Portfolio (Class 1)          104,716         7.50           --           --           --           --
   SAM Flexible Income Portfolio (Class 1)                   --           --           --           --           --           --
   SAM Strategic Growth Portfolio (Class 1)              67,398         7.73           --           --           --           --
   Short-Term Income Account (Class 1)                       --           --           --           --           --           --
   SmallCap Growth Account II (Class 1)                      --           --           --           --           --           --
   SmallCap Value Account I (Class 1)                        --           --           --           --           --           --
   West Coast Equity Account (Class 1)                       --           --           --           --           --           --
   Diversified International Account (Class 2)               --           --           --           --           --           --
   Equity Income Account (Class 2)                       33,470         6.62           --           --           --           --
   Income Account (Class 2)                                  --           --           --           --           --           --
   LargeCap Blend Account II (Class 2)                       --           --           --           --           --           --
   LargeCap Growth Account (Class 2)                         --           --           --           --           --           --
   MidCap Stock Account (Class 2)                            --           --           --           --           --           --
   Money Market Account (Class 2)                            --           --           --           --           --           --
   Mortgage Securities Account (Class 2)                     --           --           --           --           --           --
   Real Estate Securities Account (Class 2)                  --           --           --           --           --           --
   SAM Balanced Portfolio (Class 2)                     178,576         7.58           --           --           --           --
   SAM Conservative Balanced Portfolio (Class 2)         46,240         8.34           --           --           --           --
   SAM Conservative Growth Portfolio (Class 2)           58,536         7.36           --           --           --           --
   SAM Flexible Income Portfolio (Class 2)                    8         8.81           --           --           --           --
   SAM Strategic Growth Portfolio (Class 2)              29,369         7.61           --           --           --           --
   Short-Term Income Account (Class 2)                       --           --           --           --           --           --
   SmallCap Growth Account II (Class 2)                      --           --           --           --           --           --
   SmallCap Value Account I (Class 2)                        --           --           --           --           --           --
   West Coast Equity Account (Class 2)                       --           --           --           --           --           --

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class A):
   Columbia Asset Allocation Fund, Variable Series          150       $ 8.45           --       $   --        9,538       $ 8.45
   Columbia Large Cap Value Fund, Variable Series        14,326         8.10           --           --       39,015         8.10
   Columbia Small Company Growth Fund, Variable
      Series                                              4,230         7.70           --           --       38,499         7.70

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia High Yield Fund, Variable Series
      (Class A)                                          63,310       $11.63           --       $   --       37,245       $11.63
   Columbia Marsico Focused Equities Fund,
      Variable Series (Class A)                         254,917         7.56           --           --       77,834         7.56
   Columbia Marsico Growth Fund, Variable Series
      (Class A)                                          21,506         7.17           --           --       30,565         7.17
   Columbia Marsico 21st Century Fund, Variable
      Series (Class A)                                    1,266        10.36           --           --       16,181        10.36
   Columbia Mid Cap Growth Fund, Variable Series
      (Class A)                                             145         5.83           --           --       41,196         5.83
   Columbia Marsico International Opportunities
      Fund, Variable Series (Class B)                    10,129        11.47           --           --       24,103        11.47

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                       13,872       $11.54      401,751       $11.54           --       $   --
   Global Growth Fund (Class 2)                         685,928        14.68      187,616        14.68           --           --
   Growth Fund (Class 2)                              1,051,359        12.14      307,472        12.14           --           --
   Growth-Income Fund (Class 2)                       1,204,969        11.38      443,735        11.38           --           --
   Asset Allocation Fund (Class 3)                           --           --           --           --           --           --
   Cash Management Fund (Class 3)                            --           --           --           --           --           --
   Growth Fund (Class 3)                                     --           --           --           --           --           --
   Growth-Income Fund (Class 3)                              --           --           --           --           --           --
   High-Income Bond Fund (Class 3)                           --           --           --           --           --           --
   International Fund (Class 3)                              --           --           --           --           --           --
   U.S. Government/AAA-Rated Securities Fund
      (Class 3)                                              --           --           --           --           --           --

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                        3,049,566       $ 8.62      309,245       $ 8.62           --       $   --
   Mid Cap Value Portfolio                                3,511         8.77      232,371         8.77           --           --

BB&T VARIABLE INSURANCE FUNDS:
   BB&T Capital Manager Equity VIF                       37,751       $ 7.22           --       $   --           --       $   --
   BB&T Large Cap VIF                                    67,245         7.07           --           --           --           --
   BB&T Mid Cap Growth VIF                               26,681         6.81           --           --           --           --
   BB&T Special Opportunities Equity VIF                211,890         9.20           --           --           --           --
   BB&T Total Return Bond VIF                           184,344        10.80           --           --           --           --

MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                               9       $ 6.25           --       $   --           --       $   --
   MTB Large Cap Value Fund II                                9         5.78           --           --           --           --
   MTB Managed Allocation Fund - Aggressive
      Growth II                                               9         6.03           --           --           --           --
   MTB Managed Allocation Fund - Conservative
      Growth II                                               9         8.17           --           --           --           --
   MTB Managed Allocation Fund - Moderate
      Growth II                                               9         7.23           --           --           --           --

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST (Class 2):
   Franklin Income Securities Fund                      225,507       $ 7.02           --       $   --           --       $   --
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                   695,648         6.61           --           --           --           --

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                     Total Expenses of 1.80   Total Expenses of 1.90     Total Expenses of 1.95
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                       units    accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      --       $   --           --       $   --           --       $   --
   Capital Appreciation Portfolio (Class 1)                  --           --           --           --           --           --
   Government and Quality Bond Portfolio (Class 1)           --           --           --           --           --           --
   Growth Portfolio (Class 1)                                --           --           --           --           --           --
   Natural Resources Portfolio (Class 1)                     --           --           --           --           --           --
   Asset Allocation Portfolio (Class 2)                      --           --           --           --           --           --
   Capital Appreciation Portfolio (Class 2)              21,763        31.17           --           --        7,610        31.81
   Government and Quality Bond Portfolio (Class 2)           --           --           --           --           --           --
   Growth Portfolio (Class 2)                                --           --           --           --           --           --
   Natural Resources Portfolio (Class 2)                     --           --           --           --           --           --
   Asset Allocation Portfolio (Class 3)                      25         8.49        7,790         8.45           --           --
   Capital Appreciation Portfolio (Class 3)              15,604         7.96      102,741         7.91           --           --
   Government and Quality Bond Portfolio (Class 3)       88,990        10.79      713,424        10.78           --           --
   Growth Portfolio (Class 3)                            12,371         6.85      277,331         6.84           --           --
   Natural Resources Portfolio (Class 3)                 20,518         7.07       85,964         7.04           --           --

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     --       $   --           --       $   --           --       $   --
   Alliance Growth Portfolio (Class 1)                       --           --           --           --           --           --
   Balanced Portfolio (Class 1)                              --           --           --           --           --           --
   Blue Chip Growth Portfolio (Class 1)                      --           --           --           --           --           --
   Capital Growth Portfolio (Class 1)                        --           --           --           --           --           --
   Cash Management Portfolio (Class 1)                       --           --           --           --           --           --
   Corporate Bond Portfolio (Class 1)                        --           --           --           --           --           --
   Davis Venture Value Portfolio (Class 1)                   --           --           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 1)                 --           --           --           --           --           --
   Emerging Markets Portfolio (Class 1)                      --           --           --           --           --           --
   Equity Opportunities Portfolio (Class 1)                  --           --           --           --           --           --
   Fundamental Growth Portfolio (Class 1)                    --           --           --           --           --           --
   Global Bond Portfolio (Class 1)                           --           --           --           --           --           --
   Global Equities Portfolio (Class 1)                       --           --           --           --           --           --
   Growth Opportunities Portfolio (Class 1)                  --           --           --           --           --           --
   Growth-Income Portfolio (Class 1)                         --           --           --           --           --           --
   High-Yield Bond Portfolio (Class 1)                       --           --           --           --           --           --
   International Diversified Equities Portfolio
      (Class 1)                                              --           --           --           --           --           --
   International Growth and Income Portfolio
      (Class 1)                                              --           --           --           --           --           --
   Marsico Focused Growth Portfolio (Class 1)                --           --           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --           --           --           --           --           --
   MFS Total Return Portfolio (Class 1)                      --           --           --           --           --           --
   Mid-Cap Growth Portfolio (Class 1)                        --           --           --           --           --           --
   Real Estate Portfolio (Class 1)                           --           --           --           --           --           --
   Technology Portfolio (Class 1)                            --           --           --           --           --           --
   Telecom Utility Portfolio (Class 1)                       --           --           --           --           --           --
   Total Return Bond Portfolio (Class 1)                     --           --           --           --           --           --
   Aggressive Growth Portfolio (Class 2)                     --           --           --           --           --           --
   Alliance Growth Portfolio (Class 2)                    2,205        21.22           --           --           72        21.00
   Balanced Portfolio (Class 2)                              --           --           --           --           --           --
   Blue Chip Growth Portfolio (Class 2)                      --           --           --           --           --           --
   Capital Growth Portfolio (Class 2)                        --           --           --           --           --           --
   Cash Management Portfolio (Class 2)                       --           --           --           --           --           --
   Corporate Bond Portfolio (Class 2)                        --           --           --           --           --           --
   Davis Venture Value Portfolio (Class 2)                1,987        23.96           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 2)                 --           --           --           --           --           --
   Emerging Markets Portfolio (Class 2)                      --           --           --           --           --           --
   Equity Opportunities Portfolio (Class 2)                  --           --           --           --           --           --
   Foreign Value Portfolio (Class 2)                         --           --           --           --           --           --
   Fundamental Growth Portfolio (Class 2)                    --           --           --           --           --           --
   Global Bond Portfolio (Class 2)                           --           --           --           --           --           --
   Global Equities Portfolio (Class 2)                    3,214        14.38           --           --          648        14.27
   Growth Opportunities Portfolio (Class 2)                  --           --           --           --           --           --
   Growth-Income Portfolio (Class 2)                         --           --           --           --           --           --
   High-Yield Bond Portfolio (Class 2)                       --           --           --           --           --           --
   International Diversified Equities Portfolio
      (Class 2)                                              --           --           --           --           --           --
   International Growth and Income Portfolio
      (Class 2)                                              --           --           --           --           --           --
   Marsico Focused Growth Portfolio (Class 2)                --           --           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 2)                                              --           --           --           --           --           --
   MFS Total Return Portfolio (Class 2)                      --           --           --           --           --           --
   Mid-Cap Growth Portfolio (Class 2)                    24,734         6.79           --           --        4,053         6.73
   Real Estate Portfolio (Class 2)                           --           --           --           --           --           --
   Small & Mid Cap Value Portfolio (Class 2)                 --           --           --           --           --           --
   Technology Portfolio (Class 2)                        48,490         1.35           --           --           58         1.33
   Telecom Utility Portfolio (Class 2)                       --           --           --           --           --           --
   Total Return Bond Portfolio (Class 2)                     --           --           --           --           --           --
   Aggressive Growth Portfolio (Class 3)                     23         5.10        1,647         5.11           --           --
   Alliance Growth Portfolio (Class 3)                   20,141         6.96        6,639         6.94           --           --
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                          11,236         7.54      154,031         7.54           --           --
   American Funds Global Growth SAST Portfolio
      (Class 3)                                          21,901         7.34      295,299         7.33           --           --
   American Funds Growth SAST Portfolio (Class 3)        20,697         6.39      508,028         6.39           --           --
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                          17,142         6.70      600,148         6.70           --           --
   Balanced Portfolio (Class 3)                              25         7.95       11,438         7.94           --           --
   Blue Chip Growth Portfolio (Class 3)                   1,264         7.10        9,870         7.09           --           --
   Capital Growth Portfolio (Class 3)                    10,010         6.38      260,361         6.39           --           --
   Cash Management Portfolio (Class 3)                   15,322        10.24      272,559        10.22           --           --
   Corporate Bond Portfolio (Class 3)                    40,686         9.56      542,130         9.55           --           --
   Davis Venture Value Portfolio (Class 3)               35,152         6.82      293,364         6.82           --           --
   "Dogs" of Wall Street Portfolio (Class 3)                106         7.59       11,212         7.63           --           --
   Emerging Markets Portfolio (Class 3)                  13,872         6.97      221,469         6.95           --           --
   Equity Opportunities Portfolio (Class 3)                 199         6.42        3,412         6.47           --           --
   Foreign Value Portfolio (Class 3)                     16,594         7.29      198,869         7.30           --           --
   Fundamental Growth Portfolio (Class 3)                16,354         6.74      427,558         6.74           --           --
   Global Bond Portfolio (Class 3)                        7,943        11.40      110,584        11.41           --           --
   Global Equities Portfolio (Class 3)                       24         6.74       16,641         6.72           --           --
   Growth Opportunities Portfolio (Class 3)               6,146         8.13       66,119         8.12           --           --
   Growth-Income Portfolio (Class 3)                        262         6.45       23,372         6.50           --           --
   High-Yield Bond Portfolio (Class 3)                    1,551         6.92       46,771         6.86           --           --
   International Diversified Equities Portfolio
      (Class 3)                                          20,584         7.35      398,691         7.33           --           --
   International Growth and Income Portfolio
      (Class 3)                                          39,748         6.19      688,331         6.18           --           --
   Marsico Focused Growth Portfolio (Class 3)             6,951         7.19       22,957         7.17           --           --

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With             Contracts With           Contracts With
                                                    Total Expenses of 1.80     Total Expenses of 1.90    Total Expenses of 1.95
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                       units    accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
SUNAMERICA SERIES TRUST (continued):
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                           1,911       $ 7.71      114,689       $ 7.70           --       $   --
   MFS Total Return Portfolio (Class 3)                   3,570         8.27       91,836         8.31           --           --
   Mid-Cap Growth Portfolio (Class 3)                     3,596         6.92       80,631         6.97           --           --
   Real Estate Portfolio (Class 3)                       27,420         5.14      377,525         5.13           --           --
   Small & Mid Cap Value Portfolio (Class 3)             28,699         6.99      523,716         6.99           --           --
   Small Company Value Portfolio (Class 3)               15,535         6.53      242,965         6.53           --           --
   Technology Portfolio (Class 3)                           729         6.09       10,328         6.10           --           --
   Telecom Utility Portfolio (Class 3)                    2,405         8.13       13,650         8.10           --           --
   Total Return Bond Portfolio (Class 3)                  3,365        11.05      186,827        11.10           --           --

VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                                  25       $ 6.09        6,960       $ 6.13           --       $   --
   Comstock Portfolio                                     9,013         6.56      140,492         6.56       72,306         8.35
   Growth and Income Portfolio                           34,080         7.29      571,242         7.28           --           --

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)           15,747       $ 4.64           --       $   --           --       $   --
   Equity Income Account (Class 1)                      332,136         6.91           --           --           --           --
   Income Account (Class 1)                             158,165         7.03           --           --           --           --
   LargeCap Blend Account II (Class 1)                  119,366         4.49           --           --           --           --
   LargeCap Growth Account (Class 1)                     19,096         4.79           --           --           --           --
   MidCap Stock Account (Class 1)                        67,971         6.63           --           --           --           --
   Money Market Account (Class 1)                       155,265         6.03           --           --           --           --
   Mortgage Securities Account (Class 1)                170,270         7.08           --           --           --           --
   Real Estate Securities Account (Class 1)               1,714        11.16           --           --           --           --
   SAM Balanced Portfolio (Class 1)                   1,710,796         7.70           --           --           --           --
   SAM Conservative Balanced Portfolio (Class 1)        172,739         5.98           --           --           --           --
   SAM Conservative Growth Portfolio (Class 1)          633,308         7.49           --           --           --           --
   SAM Flexible Income Portfolio (Class 1)              389,300         7.15           --           --           --           --
   SAM Strategic Growth Portfolio (Class 1)             116,493         7.73           --           --           --           --
   Short-Term Income Account (Class 1)                  149,165         6.57           --           --           --           --
   SmallCap Growth Account II (Class 1)                  32,553         4.02           --           --           --           --
   SmallCap Value Account I (Class 1)                     1,685         6.47           --           --           --           --
   West Coast Equity Account (Class 1)                  149,230         8.62           --           --           --           --
   Diversified International Account (Class 2)               --           --           --           --          620         4.53
   Equity Income Account (Class 2)                           --           --           --           --      149,770         6.70
   Income Account (Class 2)                                  --           --           --           --       75,344         6.87
   LargeCap Blend Account II (Class 2)                       --           --           --           --       10,607         4.35
   LargeCap Growth Account (Class 2)                         --           --           --           --        1,727         4.67
   MidCap Stock Account (Class 2)                            --           --           --           --        8,303         6.43
   Money Market Account (Class 2)                            --           --           --           --      108,219         5.89
   Mortgage Securities Account (Class 2)                     --           --           --           --        5,633         6.87
   Real Estate Securities Account (Class 2)                  --           --           --           --            5        10.78
   SAM Balanced Portfolio (Class 2)                          --           --           --           --      258,784         7.50
   SAM Conservative Balanced Portfolio (Class 2)             --           --           --           --       28,759         5.84
   SAM Conservative Growth Portfolio (Class 2)               --           --           --           --      122,049         7.27
   SAM Flexible Income Portfolio (Class 2)                   --           --           --           --       77,613         6.98
   SAM Strategic Growth Portfolio (Class 2)                  --           --           --           --       96,204         7.52
   Short-Term Income Account (Class 2)                       --           --           --           --       21,617         6.40
   SmallCap Growth Account II (Class 2)                      --           --           --           --        4,673         3.92
   SmallCap Value Account I (Class 2)                        --           --           --           --           17         6.50
   West Coast Equity Account (Class 2)                       --           --           --           --       23,376         8.34

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class A):
   Columbia Asset Allocation Fund, Variable Series           --       $   --           --       $   --           --       $   --
   Columbia Large Cap Value Fund, Variable Series            --           --           --           --           --           --
   Columbia Small Company Growth Fund, Variable
      Series                                                 --           --           --           --           --           --

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia High Yield Fund, Variable Series
      (Class A)                                              --       $   --           --       $   --           --       $   --
   Columbia Marsico Focused Equities Fund,
      Variable Series (Class A)                              --           --           --           --           --           --
   Columbia Marsico Growth Fund, Variable Series
      (Class A)                                              --           --           --           --           --           --
   Columbia Marsico 21st Century Fund, Variable
      Series (Class A)                                       --           --           --           --           --           --
   Columbia Mid Cap Growth Fund, Variable Series
      (Class A)                                              --           --           --           --           --           --
   Columbia Marsico International Opportunities
      Fund, Variable Series (Class B)                        --           --           --           --           --           --

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                           --       $   --           --       $   --           --       $   --
   Global Growth Fund (Class 2)                              --           --           --           --           --           --
   Growth Fund (Class 2)                                     --           --           --           --           --           --
   Growth-Income Fund (Class 2)                              --           --           --           --           --           --
   Asset Allocation Fund (Class 3)                           --           --           --           --           --           --
   Cash Management Fund (Class 3)                            --           --           --           --           --           --
   Growth Fund (Class 3)                                     --           --           --           --           --           --
   Growth-Income Fund (Class 3)                              --           --           --           --           --           --
   High-Income Bond Fund (Class 3)                           --           --           --           --           --           --
   International Fund (Class 3)                              --           --           --           --           --           --
   U.S. Government/AAA-Rated Securities Fund
      (Class 3)                                              --           --           --           --           --           --

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                           17,016       $ 6.72      469,588       $ 6.69           --       $   --
   Mid Cap Value Portfolio                                   --           --           --           --           --           --

BB&T VARIABLE INSURANCE FUNDS:
   BB&T Capital Manager Equity VIF                           --       $   --           --       $   --           --       $   --
   BB&T Large Cap VIF                                        --           --           --           --           --           --
   BB&T Mid Cap Growth VIF                                   --           --           --           --           --           --
   BB&T Special Opportunities Equity VIF                     --           --           --           --           --           --
   BB&T Total Return Bond VIF                                --           --           --           --           --           --

MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                              --       $   --           --       $   --           --       $   --
   MTB Large Cap Value Fund II                               --           --           --           --           --           --
   MTB Managed Allocation Fund - Aggressive
      Growth II                                              --           --           --           --           --           --
   MTB Managed Allocation Fund - Conservative
      Growth II                                              --           --           --           --           --           --
   MTB Managed Allocation Fund - Moderate
      Growth II                                              --           --           --           --           --           --

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
      TRUST (Class 2):
   Franklin Income Securities Fund                        2,035       $ 7.03       22,043       $ 6.99           --       $   --
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                     1,343         6.60       22,154         6.59           --           --

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                   Total Expenses of 1.97(4)   Total Expenses of 2.02    Total Expenses of 2.05
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      -- $         --           -- $         --           -- $         --
   Capital Appreciation Portfolio (Class 1)                  --           --           --           --           --           --
   Government and Quality Bond Portfolio (Class 1)           --           --           --           --           --           --
   Growth Portfolio (Class 1)                                --           --           --           --           --           --
   Natural Resources Portfolio (Class 1)                     --           --           --           --           --           --
   Asset Allocation Portfolio (Class 2)                  35,063        19.64           --           --           --           --
   Capital Appreciation Portfolio (Class 2)              12,793        31.30           --           --           --           --
   Government and Quality Bond Portfolio (Class 2)       30,488        18.04           --           --           --           --
   Growth Portfolio (Class 2)                             7,512        21.03           --           --           --           --
   Natural Resources Portfolio (Class 2)                  3,275        31.90           --           --           --           --
   Asset Allocation Portfolio (Class 3)                  11,345        19.57        1,194        19.82          169         8.42
   Capital Appreciation Portfolio (Class 3)             170,496        30.85       76,840        31.00        4,803         7.91
   Government and Quality Bond Portfolio (Class 3)      418,856        17.93      139,247        18.05       26,030        10.72
   Growth Portfolio (Class 3)                            63,939        20.91       16,686        21.02          780         6.79
   Natural Resources Portfolio (Class 3)                 74,859        31.66       45,340        31.85        1,580         6.98

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     -- $         --           -- $         --           -- $         --
   Alliance Growth Portfolio (Class 1)                       --           --           --           --           --           --
   Balanced Portfolio (Class 1)                              --           --           --           --           --           --
   Blue Chip Growth Portfolio (Class 1)                      --           --           --           --           --           --
   Capital Growth Portfolio (Class 1)                        --           --           --           --           --           --
   Cash Management Portfolio (Class 1)                       --           --           --           --           --           --
   Corporate Bond Portfolio (Class 1)                        --           --           --           --           --           --
   Davis Venture Value Portfolio (Class 1)                   --           --           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 1)                 --           --           --           --           --           --
   Emerging Markets Portfolio (Class 1)                      --           --           --           --           --           --
   Equity Opportunities Portfolio (Class 1)                  --           --           --           --           --           --
   Fundamental Growth Portfolio (Class 1)                    --           --           --           --           --           --
   Global Bond Portfolio (Class 1)                           --           --           --           --           --           --
   Global Equities Portfolio (Class 1)                       --           --           --           --           --           --
   Growth Opportunities Portfolio (Class 1)                  --           --           --           --           --           --
   Growth-Income Portfolio (Class 1)                         --           --           --           --           --           --
   High-Yield Bond Portfolio (Class 1)                       --           --           --           --           --           --
   International Diversified Equities Portfolio
      (Class 1)                                              --           --           --           --           --           --
   International Growth and Income Portfolio
      (Class 1)                                              --           --           --           --           --           --
   Marsico Focused Growth Portfolio (Class 1)                --           --           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --           --           --           --           --           --
   MFS Total Return Portfolio (Class 1)                      --           --           --           --           --           --
   Mid-Cap Growth Portfolio (Class 1)                        --           --           --           --           --           --
   Real Estate Portfolio (Class 1)                           --           --           --           --           --           --
   Technology Portfolio (Class 1)                            --           --           --           --           --           --
   Telecom Utility Portfolio (Class 1)                       --           --           --           --           --           --
   Total Return Bond Portfolio (Class 1)                     --           --           --           --           --           --
   Aggressive Growth Portfolio (Class 2)                  3,421         7.72           --           --           --           --
   Alliance Growth Portfolio (Class 2)                    7,362        20.90           --           --           --           --
   Balanced Portfolio (Class 2)                          21,772        11.94           --           --           --           --
   Blue Chip Growth Portfolio (Class 2)                   2,721         4.13           --           --           --           --
   Capital Growth Portfolio (Class 2)                     4,106         4.75           --           --           --           --
   Cash Management Portfolio (Class 2)                   20,405        13.21           --           --           --           --
   Corporate Bond Portfolio (Class 2)                    24,702        16.27           --           --           --           --
   Davis Venture Value Portfolio (Class 2)               19,571        23.71           --           --           --           --
   "Dogs" of Wall Street Portfolio (Class 2)              5,033         8.79           --           --           --           --
   Emerging Markets Portfolio (Class 2)                   7,577        11.00           --           --           --           --
   Equity Opportunities Portfolio (Class 2)               3,084        11.96           --           --           --           --
   Foreign Value Portfolio (Class 2)                      5,654        12.53           --           --           --           --
   Fundamental Growth Portfolio (Class 2)                 3,410        11.24           --           --           --           --
   Global Bond Portfolio (Class 2)                        5,278        19.77           --           --           --           --
   Global Equities Portfolio (Class 2)                    5,622        14.24           --           --           --           --
   Growth Opportunities Portfolio (Class 2)               6,379         4.12           --           --           --           --
   Growth-Income Portfolio (Class 2)                      9,396        18.66           --           --           --           --
   High-Yield Bond Portfolio (Class 2)                    8,179        13.48           --           --           --           --
   International Diversified Equities Portfolio
      (Class 2)                                          42,640         9.49           --           --           --           --
   International Growth and Income Portfolio
      (Class 2)                                          10,967        10.27           --           --           --           --
   Marsico Focused Growth Portfolio (Class 2)                --           --           --           --           --           --
   MFS Massachusetts Investors Trust Portfolio
      (Class 2)                                           1,809        16.42           --           --           --           --
   MFS Total Return Portfolio (Class 2)                  29,958        21.28           --           --           --           --
   Mid-Cap Growth Portfolio (Class 2)                    16,151         6.71           --           --           --           --
   Real Estate Portfolio (Class 2)                        7,555        14.15           --           --           --           --
   Small & Mid Cap Value Portfolio (Class 2)              7,258        11.46           --           --           --           --
   Technology Portfolio (Class 2)                         9,671         1.33           --           --           --           --
   Telecom Utility Portfolio (Class 2)                       --           --           --           --           --           --
   Total Return Bond Portfolio (Class 2)                     --           --           --           --           --           --
   Aggressive Growth Portfolio (Class 3)                 24,624         7.66        1,898         7.71           36         5.04
   Alliance Growth Portfolio (Class 3)                   69,684        20.78        7,196        20.88        3,324         6.91
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                           2,106         7.54       89,666         7.53           31         7.39
   American Funds Global Growth SAST Portfolio
      (Class 3)                                           2,125         7.28      121,247         7.26        4,213         7.30
   American Funds Growth SAST Portfolio (Class 3)           952         6.40      462,655         6.39        1,215         6.34
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                           1,041         6.57      306,787         6.55          944         6.65
   Balanced Portfolio (Class 3)                          10,172        11.86        5,858        11.91           30         7.87
   Blue Chip Growth Portfolio (Class 3)                  35,007         4.10       49,603         4.12          202         7.07
   Capital Growth Portfolio (Class 3)                    33,582         4.72       70,678         4.78           30         6.30
   Cash Management Portfolio (Class 3)                  427,978        13.13       53,824        13.20           29        10.15
   Corporate Bond Portfolio (Class 3)                   197,778        16.18      171,859        16.25        2,785         9.51
   Davis Venture Value Portfolio (Class 3)              211,140        23.62       83,309        23.74        7,571         6.77
   "Dogs" of Wall Street Portfolio (Class 3)             30,314         8.72        4,072         8.79           50         7.49
   Emerging Markets Portfolio (Class 3)                  76,057        10.92       34,648        10.98        1,286         6.93
   Equity Opportunities Portfolio (Class 3)              46,067        11.82          669        11.94           33         6.40
   Foreign Value Portfolio (Class 3)                    202,287        12.63       42,836        12.68        2,512         7.25
   Fundamental Growth Portfolio (Class 3)                18,909        11.03       47,909        11.21           16         6.69
   Global Bond Portfolio (Class 3)                       90,128        19.61       47,013        19.66        2,384        11.33
   Global Equities Portfolio (Class 3)                   26,274        14.09        3,500        14.12        1,497         6.73
   Growth Opportunities Portfolio (Class 3)              71,207         4.06       68,698         4.13          655         8.09
   Growth-Income Portfolio (Class 3)                     12,818        18.60          570        18.63           32         6.42
   High-Yield Bond Portfolio (Class 3)                   37,524        13.41        7,326        13.51           15         6.81
   International Diversified Equities Portfolio
      (Class 3)                                         240,581         9.44       55,946         9.50          968         7.30
   International Growth and Income Portfolio
      (Class 3)                                         136,988        10.16       98,545        10.23        2,011         6.15
   Marsico Focused Growth Portfolio (Class 3)             5,975         7.61       16,042         7.65           28         7.09

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008
                                   (continued)

                                                         Contracts With            Contracts With            Contracts With
                                                   Total Expenses of 1.97(4)   Total Expenses of 2.02    Total Expenses of 2.05
                                                   ------------------------- ------------------------- -------------------------
                                                                 Unit value                Unit value                Unit value
                                                   Accumulation      of      Accumulation      of      Accumulation      of
                                                      units     accumulation    units     accumulation    units     accumulation
Variable Accounts                                   outstanding    units     outstanding      units     outstanding     units
-------------------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
SUNAMERICA SERIES TRUST (continued):
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                          27,956 $      16.28        9,666 $      16.34           29 $       7.66
   MFS Total Return Portfolio (Class 3)                 181,921        21.14       36,366        21.28          116         8.21
   Mid-Cap Growth Portfolio (Class 3)                   123,666         6.68       16,293         6.68           16         6.83
   Real Estate Portfolio (Class 3)                       56,179        14.08       44,947        14.14        1,412         5.10
   Small & Mid Cap Value Portfolio (Class 3)            196,576        11.39       87,308        11.46        4,944         6.94
   Small Company Value Portfolio (Class 3)               51,192         5.97       63,871         5.96          819         6.47
   Technology Portfolio (Class 3)                       958,155         1.33       81,218         1.33           60         6.03
   Telecom Utility Portfolio (Class 3)                    5,026        10.43        2,069        10.83           39         8.04
   Total Return Bond Portfolio (Class 3)                    331        21.69       17,612        22.20        1,505        11.05

VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                              24,840 $       5.52           32 $       5.44        1,031 $       6.09
   Comstock Portfolio                                   152,140         8.35       37,390         8.42        2,323         6.52
   Growth and Income Portfolio                          272,696        10.12       84,945        10.15        1,955         7.23

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)               -- $         --           -- $         --           -- $         --
   Equity Income Account (Class 1)                           --           --           --           --           --           --
   Income Account (Class 1)                                  --           --           --           --           --           --
   LargeCap Blend Account II (Class 1)                       --           --           --           --           --           --
   LargeCap Growth Account (Class 1)                         --           --           --           --           --           --
   MidCap Stock Account (Class 1)                            --           --           --           --           --           --
   Money Market Account (Class 1)                            --           --           --           --           --           --
   Mortgage Securities Account (Class 1)                     --           --           --           --           --           --
   Real Estate Securities Account (Class 1)                  --           --           --           --           --           --
   SAM Balanced Portfolio (Class 1)                          --           --           --           --           --           --
   SAM Conservative Balanced Portfolio (Class 1)             --           --           --           --           --           --
   SAM Conservative Growth Portfolio (Class 1)               --           --           --           --           --           --
   SAM Flexible Income Portfolio (Class 1)                   --           --           --           --           --           --
   SAM Strategic Growth Portfolio (Class 1)                  --           --           --           --           --           --
   Short-Term Income Account (Class 1)                       --           --           --           --           --           --
   SmallCap Growth Account II (Class 1)                      --           --           --           --           --           --
   SmallCap Value Account I (Class 1)                        --           --           --           --           --           --
   West Coast Equity Account (Class 1)                       --           --           --           --           --           --
   Diversified International Account (Class 2)               --           --           --           --           --           --
   Equity Income Account (Class 2)                           --           --            5         6.51           --           --
   Income Account (Class 2)                                  --           --           --           --           --           --
   LargeCap Blend Account II (Class 2)                       --           --           --           --           --           --
   LargeCap Growth Account (Class 2)                         --           --           --           --           --           --
   MidCap Stock Account (Class 2)                            --           --           --           --           --           --
   Money Market Account (Class 2)                            --           --           --           --           --           --
   Mortgage Securities Account (Class 2)                     --           --           --           --           --           --
   Real Estate Securities Account (Class 2)                  --           --           --           --           --           --
   SAM Balanced Portfolio (Class 2)                          --           --            5         7.37           --           --
   SAM Conservative Balanced Portfolio (Class 2)             --           --            5         8.13           --           --
   SAM Conservative Growth Portfolio (Class 2)               --           --            4         7.17           --           --
   SAM Flexible Income Portfolio (Class 2)                   --           --            5         8.55           --           --
   SAM Strategic Growth Portfolio (Class 2)                  --           --            8         7.39           --           --
   Short-Term Income Account (Class 2)                       --           --           --           --           --           --
   SmallCap Growth Account II (Class 2)                      --           --           --           --           --           --
   SmallCap Value Account I (Class 2)                        --           --           --           --           --           --
   West Coast Equity Account (Class 2)                       --           --           --           --           --           --

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class A):
   Columbia Asset Allocation Fund, Variable Series           -- $         --           -- $         --           -- $         --
   Columbia Large Cap Value Fund, Variable Series            --           --           --           --           --           --
   Columbia Small Company Growth Fund, Variable
      Series                                                 --           --           --           --           --           --

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia High Yield Fund, Variable Series
      (Class A)                                          37,211 $      11.46        1,349 $      11.54           -- $         --
   Columbia Marsico Focused Equities Fund,
      Variable Series (Class A)                         156,850         7.52        1,879         7.52           --           --
   Columbia Marsico Growth Fund, Variable Series
      (Class A)                                              --           --           --           --           --           --
   Columbia Marsico 21st Century Fund, Variable
      Series (Class A)                                       --           --           --           --           --           --
   Columbia Mid Cap Growth Fund, Variable Series
      (Class A)                                              --           --           --           --           --           --
   Columbia Marsico International Opportunities
      Fund, Variable Series (Class B)                        --           --           --           --           --           --

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                           -- $         --           -- $         --           -- $         --
   Global Growth Fund (Class 2)                         218,638        14.50           --           --           --           --
   Growth Fund (Class 2)                                574,363        11.99           --           --           --           --
   Growth-Income Fund (Class 2)                         519,618        11.23           --           --           --           --
   Asset Allocation Fund (Class 3)                           --           --           --           --           --           --
   Cash Management Fund (Class 3)                            --           --           --           --           --           --
   Growth Fund (Class 3)                                     --           --           --           --           --           --
   Growth-Income Fund (Class 3)                              --           --           --           --           --           --
   High-Income Bond Fund (Class 3)                           --           --           --           --           --           --
   International Fund (Class 3)                              --           --           --           --           --           --
   U.S. Government/AAA-Rated Securities Fund
      (Class 3)                                              --           --           --           --           --           --

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                          126,998 $       8.46      105,694 $       8.56           34 $       6.61
   Mid Cap Value Portfolio                                   --           --           --           --           --           --

BB&T VARIABLE INSURANCE FUNDS:
   BB&T Capital Manager Equity VIF                           28 $       6.98           26 $       7.10           -- $         --
   BB&T Large Cap VIF                                        53         6.83           50         6.96           --           --
   BB&T Mid Cap Growth VIF                                   28         6.71        1,750         6.75           --           --
   BB&T Special Opportunities Equity VIF                     28         9.10       16,876         9.12           --           --
   BB&T Total Return Bond VIF                                28        10.48       25,521        10.57           --           --

MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                              -- $         --           -- $         --           -- $         --
   MTB Large Cap Value Fund II                               --           --           --           --           --           --
   MTB Managed Allocation Fund - Aggressive
      Growth II                                              --           --           --           --           --           --
   MTB Managed Allocation Fund - Conservative
      Growth II                                              --           --           --           --           --           --
   MTB Managed Allocation Fund - Moderate
      Growth II                                              --           --           --           --           --           --

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST (Class 2):
   Franklin Income Securities Fund                           -- $         --        3,121 $       6.96          235 $       7.00
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                        --           --       34,422         6.56           33         6.56

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, and Polaris Choice III products.

(2)  Offered in Polaris and Polaris II products.

(3)  Offered in PolarisAmerica product.

(4)  Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies and Polaris Preferred Solution products.

(6)  Offered in WM Diversified Strategies III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                        SCHEDULE OF PORTFOLIO INVESTMENTS
                                DECEMBER 31, 2008

                                                                  Net Asset
                                                                    Value      Net Asset
Variable Accounts                                     Shares      Per Share      Value        Cost     Level (Note A)
-------------------------------------------------- ------------ ------------ ------------ ------------ --------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)              14,482,395 $      10.18 $147,375,114 $197,296,077              1
   Capital Appreciation Portfolio (Class 1)          13,729,547        21.91  300,820,039  503,867,355              1
   Government and Quality Bond Portfolio (Class 1)   14,811,547        15.06  223,101,020  220,404,352              1
   Growth Portfolio (Class 1)                         8,013,234        13.38  107,186,478  206,032,968              1
   Natural Resources Portfolio (Class 1)              2,722,644        27.22   74,109,970  104,063,480              1
   Asset Allocation Portfolio (Class 2)               1,193,721        10.16   12,122,668   16,467,961              1
   Capital Appreciation Portfolio (Class 2)           2,965,634        21.70   64,342,219   93,850,747              1
   Government and Quality Bond Portfolio (Class 2)    6,827,260        15.05  102,765,344  103,128,607              1
   Growth Portfolio (Class 2)                         2,470,129        13.36   33,008,654   56,052,110              1
   Natural Resources Portfolio (Class 2)                652,910        27.12   17,710,051   31,178,291              1
   Asset Allocation Portfolio (Class 3)               1,985,597        10.14   20,124,873   28,471,223              1
   Capital Appreciation Portfolio (Class 3)          13,726,579        21.57  296,122,416  468,312,956              1
   Government and Quality Bond Portfolio (Class 3)   37,972,130        15.03  570,555,593  567,952,439              1
   Growth Portfolio (Class 3)                         9,531,752        13.34  127,120,040  229,976,682              1
   Natural Resources Portfolio (Class 3)              4,051,101        27.05  109,563,013  201,987,161              1

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)              4,675,860 $       5.82 $ 27,224,036 $ 56,521,988              1
   Alliance Growth Portfolio (Class 1)               12,710,634        14.95  190,007,995  326,267,779              1
   Balanced Portfolio (Class 1)                       4,754,468        10.92   51,897,036   77,393,830              1
   Blue Chip Growth Portfolio (Class 1)               1,423,319         4.79    6,818,684    9,741,116              1
   Capital Growth Portfolio (Class 1)                   999,531         5.49    5,488,291    7,979,647              1
   Cash Management Portfolio (Class 1)               16,997,235        10.96  186,373,001  190,432,627              1
   Corporate Bond Portfolio (Class 1)                10,098,388        10.46  105,636,170  115,786,547              1
   Davis Venture Value Portfolio (Class 1)           32,483,656        16.19  525,791,927  716,206,942              1
   "Dogs" of Wall Street Portfolio (Class 1)          3,427,426         5.93   20,330,702   30,929,494              1
   Emerging Markets Portfolio (Class 1)               9,162,504         4.55   41,703,578   89,327,016              1
   Equity Opportunities Portfolio (Class 1)           4,639,412         7.65   35,474,098   62,943,810              1
   Fundamental Growth Portfolio (Class 1)             4,357,265        10.36   45,125,727   85,111,221              1
   Global Bond Portfolio (Class 1)                    5,485,114        12.03   65,988,275   64,034,106              1
   Global Equities Portfolio (Class 1)                6,583,572         9.93   65,401,932   85,467,620              1
   Growth Opportunities Portfolio (Class 1)           2,136,107         4.84   10,348,589   13,454,157              1
   Growth-Income Portfolio (Class 1)                 11,227,867        14.12  158,513,305  246,891,219              1
   High-Yield Bond Portfolio (Class 1)               16,104,831         4.17   67,100,538  105,875,177              1
   International Diversified Equities Portfolio
      (Class 1)                                       9,443,503         6.83   64,521,307   82,872,157              1
   International Growth and Income Portfolio
      (Class 1)                                      10,388,210         6.96   72,266,380  115,129,699              1
   Marsico Focused Growth Portfolio (Class 1)         3,382,205         6.05   20,454,275   32,389,197              1
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                       6,138,051        10.15   62,320,505   77,332,273              1
   MFS Total Return Portfolio (Class 1)              17,875,423        11.98  214,130,913  272,542,342              1
   Mid-Cap Growth Portfolio (Class 1)                 5,754,863         6.34   36,492,261   63,005,665              1
   Real Estate Portfolio (Class 1)                    4,525,531         7.85   35,535,662   69,618,085              1
   Technology Portfolio (Class 1)                     4,186,673         1.58    6,613,662   12,348,777              1
   Telecom Utility Portfolio (Class 1)                2,333,387         7.72   18,013,981   25,356,238              1
   Total Return Bond Portfolio (Class 1)              5,862,424         7.68   45,035,267   47,086,380              1
   Aggressive Growth Portfolio (Class 2)                621,379         5.80    3,603,297    6,281,378              1
   Alliance Growth Portfolio (Class 2)                1,943,498        14.92   28,993,766   34,494,911              1
   Balanced Portfolio (Class 2)                         866,328        10.91    9,448,247   11,611,459              1
   Blue Chip Growth Portfolio (Class 2)                 854,807         4.79    4,093,376    5,168,651              1
   Capital Growth Portfolio (Class 2)                   440,975         5.45    2,403,118    3,150,620              1
   Cash Management Portfolio (Class 2)                5,381,915        10.95   58,908,289   60,183,554              1
   Corporate Bond Portfolio (Class 2)                 3,442,262        10.45   35,956,658   39,818,905              1
   Davis Venture Value Portfolio (Class 2)            5,409,956        16.16   87,438,866  117,314,731              1
   "Dogs" of Wall Street Portfolio (Class 2)          1,265,017         5.92    7,493,474   11,348,075              1
   Emerging Markets Portfolio (Class 2)               1,874,019         4.52    8,475,790   20,122,283              1
   Equity Opportunities Portfolio (Class 2)             958,002         7.64    7,314,519   12,507,815              1
   Foreign Value Portfolio (Class 2)                  3,338,518        11.04   36,871,951   45,348,102              1
   Fundamental Growth Portfolio (Class 2)               293,180        10.30    3,020,623    4,027,116              1
   Global Bond Portfolio (Class 2)                    1,535,576        11.97   18,379,687   17,980,512              1
   Global Equities Portfolio (Class 2)                  726,238         9.90    7,189,938    9,774,106              1
   Growth Opportunities Portfolio (Class 2)             880,524         4.79    4,216,280    5,037,394              1
   Growth-Income Portfolio (Class 2)                    844,828        14.10   11,915,819   17,129,956              1
   High-Yield Bond Portfolio (Class 2)                3,635,294         4.16   15,118,489   23,066,114              1
   International Diversified Equities Portfolio
      (Class 2)                                       4,218,289         6.79   28,661,259   33,154,675              1
   International Growth and Income Portfolio
      (Class 2)                                       1,887,463         6.98   13,180,687   21,651,669              1
   Marsico Focused Growth Portfolio (Class 2)         3,295,627         5.99   19,729,754   30,016,194              1
   MFS Massachusetts Investors Trust Portfolio
      (Class 2)                                       1,310,833        10.15   13,304,132   13,749,675              1
   MFS Total Return Portfolio (Class 2)               5,654,346        11.96   67,652,883   87,141,102              1
   Mid-Cap Growth Portfolio (Class 2)                 2,927,680         6.28   18,376,734   23,889,151              1
   Real Estate Portfolio (Class 2)                    1,302,326         7.83   10,191,024   20,935,558              1
   Small & Mid Cap Value Portfolio (Class 2)          2,285,469        10.09   23,050,950   33,601,845              1
   Technology Portfolio (Class 2)                     1,769,897         1.56    2,767,883    4,569,700              1
   Telecom Utility Portfolio (Class 2)                  376,369         7.71    2,903,254    4,249,134              1
   Total Return Bond Portfolio (Class 2)              1,565,174         7.65   11,974,186   11,710,372              1
   Aggressive Growth Portfolio (Class 3)              1,459,960         5.78    8,432,205   16,549,815              1
   Alliance Growth Portfolio (Class 3)                8,309,441        14.85  123,435,605  164,999,886              1
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                       3,791,453         7.74   29,342,054   39,529,409              1
   American Funds Global Growth SAST Portfolio
      (Class 3)                                      11,171,216         7.51   83,871,758  123,538,806              1
   American Funds Growth SAST Portfolio (Class 3)    15,312,805         6.55  100,292,669  163,058,943              1
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                      15,735,106         6.89  108,459,833  163,470,065              1
   Balanced Portfolio (Class 3)                       1,144,278        10.90   12,468,044   15,996,168              1
   Blue Chip Growth Portfolio (Class 3)               1,875,549         4.78    8,965,595   13,036,401              1
   Capital Growth Portfolio (Class 3)                 7,390,366         5.43   40,122,091   65,578,879              1
   Cash Management Portfolio (Class 3)               33,710,550        10.93  368,421,385  376,037,491              1
   Corporate Bond Portfolio (Class 3)                32,997,294        10.43  344,108,880  386,943,744              1
   Davis Venture Value Portfolio (Class 3)           24,430,392        16.14  394,189,704  625,278,445              1
   "Dogs" of Wall Street Portfolio (Class 3)          1,897,564         5.91   11,223,963   17,763,891              1
   Emerging Markets Portfolio (Class 3)              19,033,179         4.51   85,778,979  204,102,825              1
   Equity Opportunities Portfolio (Class 3)           3,997,801         7.62   30,473,527   55,241,891              1
   Foreign Value Portfolio (Class 3)                 22,687,832        11.04  250,475,847  343,911,232              1
   Fundamental Growth Portfolio (Class 3)             6,390,283        10.25   65,512,346  104,496,948              1
   Global Bond Portfolio (Class 3)                    9,376,994        11.93  111,899,875  111,294,354              1
   Global Equities Portfolio (Class 3)                1,795,414         9.88   17,737,627   26,280,455              1
   Growth Opportunities Portfolio (Class 3)           8,720,520         4.76   41,499,559   53,355,951              1
   Growth-Income Portfolio (Class 3)                    859,314        14.09   12,111,735   19,818,064              1
   High-Yield Bond Portfolio (Class 3)               12,660,377         4.15   52,587,028   81,511,605              1
   International Diversified Equities Portfolio
      (Class 3)                                      28,260,621         6.79  191,793,161  251,325,554              1
   International Growth and Income Portfolio
      (Class 3)                                      24,963,833         6.97  174,115,497  324,436,877              1
   Marsico Focused Growth Portfolio (Class 3)         4,294,753         5.95   25,555,803   43,528,827              1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in FAS 157, Fair Value Measurements, and described in Note 3 to the Financial Statements.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                        SCHEDULE OF PORTFOLIO INVESTMENTS
                                DECEMBER 31, 2008
                                   (continued)

                                                                  Net Asset
                                                                    Value      Net Asset
Variable Accounts                                     Shares      Per Share      Value        Cost     Level (Note A)
-------------------------------------------------- ------------ ------------ ------------ ------------ --------------
SUNAMERICA SERIES TRUST (continued):
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                       5,363,457 $      10.14 $ 54,369,774 $ 63,116,375              1
   MFS Total Return Portfolio (Class 3)              16,800,168        11.95  200,778,021  276,314,791              1
   Mid-Cap Growth Portfolio (Class 3)                 7,870,969         6.24   49,132,664   68,597,810              1
   Real Estate Portfolio (Class 3)                   13,196,580         7.80  102,996,168  212,732,038              1
   Small & Mid Cap Value Portfolio (Class 3)         22,545,224        10.07  226,990,705  351,662,604              1
   Small Company Value Portfolio (Class 3)            6,169,324        10.29   63,503,984   97,500,707              1
   Technology Portfolio (Class 3)                     7,317,286         1.55   11,373,447   19,898,211              1
   Telecom Utility Portfolio (Class 3)                  852,196         7.70    6,565,972    9,718,637              1
   Total Return Bond Portfolio (Class 3)             10,566,984         7.63   80,663,357   78,555,141              1

VAN KAMPEN LIFE INVESTMENT TRUST (Class II):
   Capital Growth Portfolio                             687,111 $      16.91 $ 11,619,042 $ 17,401,576              1
   Comstock Portfolio                                23,446,461         8.22  192,729,911  280,347,352              1
   Growth and Income Portfolio                       26,211,634        13.71  359,361,497  485,629,579              1

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)          238,883 $       9.25 $  2,209,666 $  4,601,668              1
   Equity Income Account (Class 1)                    2,427,936        11.60   28,164,053   40,056,499              1
   Income Account (Class 1)                           1,239,202         9.36   11,598,933   12,901,795              1
   LargeCap Blend Account II (Class 1)                  849,006         4.88    4,143,148    7,487,723              1
   LargeCap Growth Account (Class 1)                     71,496        10.14      724,967      905,337              1
   MidCap Stock Account (Class 1)                       401,030         8.08    3,240,323    5,710,281              1
   Money Market Account (Class 1)                    13,775,954         1.00   13,775,954   13,775,954              1
   Mortgage Securities Account (Class 1)                691,172        10.28    7,105,252    7,270,711              1
   Real Estate Securities Account (Class 1)              74,970         8.75      655,991    1,486,765              1
   SAM Balanced Portfolio (Class 1)                   8,184,492        11.95   97,804,678  122,921,204              1
   SAM Conservative Balanced Portfolio (Class 1)      1,002,061         9.49    9,509,564   11,432,392              1
   SAM Conservative Growth Portfolio (Class 1)        2,922,105        12.34   36,058,775   44,660,609              1
   SAM Flexible Income Portfolio (Class 1)            1,957,095        10.58   20,706,070   25,870,736              1
   SAM Strategic Growth Portfolio (Class 1)             949,928        12.28   11,665,110   16,470,361              1
   Short-Term Income Account (Class 1)                1,218,136         2.41    2,935,709    3,082,678              1
   SmallCap Growth Account II (Class 1)                  88,780         6.68      593,049      795,883              1
   SmallCap Value Account I (Class 1)                    22,218         9.51      211,294      360,222              1
   West Coast Equity Account (Class 1)                1,065,278        15.05   16,032,434   21,375,420              1
   Diversified International Account (Class 2)          147,575         9.27    1,368,024    2,762,737              1
   Equity Income Account (Class 2)                    1,971,661        11.50   22,674,096   33,772,112              1
   Income Account (Class 2)                             802,034         9.30    7,458,920    8,344,262              1
   LargeCap Blend Account II (Class 2)                  139,176         4.89      680,571    1,170,547              1
   LargeCap Growth Account (Class 2)                     36,119        10.13      365,890      461,813              1
   MidCap Stock Account (Class 2)                        99,264         8.00      794,108    1,363,033              1
   Money Market Account (Class 2)                    14,294,323         1.00   14,294,323   14,294,323              1
   Mortgage Securities Account (Class 2)                201,439        10.26    2,066,764    2,098,259              1
   Real Estate Securities Account (Class 2)              62,435         8.76      546,928    1,179,227              1
   SAM Balanced Portfolio (Class 2)                   5,830,865        11.85   69,095,751   90,952,380              1
   SAM Conservative Balanced Portfolio (Class 2)      1,037,385         9.41    9,761,789   12,100,453              1
   SAM Conservative Growth Portfolio (Class 2)        2,608,654        12.24   31,929,924   43,800,421              1
   SAM Flexible Income Portfolio (Class 2)            1,839,925        10.49   19,300,818   24,251,521              1
   SAM Strategic Growth Portfolio (Class 2)           1,236,923        12.20   15,090,465   23,486,191              1
   Short-Term Income Account (Class 2)                  674,025         2.39    1,610,919    1,677,319              1
   SmallCap Growth Account II (Class 2)                  46,455         6.65      308,928      446,212              1
   SmallCap Value Account I (Class 2)                    10,583         9.51      100,645      174,370              1
   West Coast Equity Account (Class 2)                  303,482        14.94    4,534,019    6,248,586              1

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class A):
   Columbia Asset Allocation Fund, Variable Series       90,710 $       9.32 $    845,416 $  1,269,494              1
   Columbia Large Cap Value Fund, Variable Series       448,687         9.59    4,302,907    7,096,307              1
   Columbia Small Company Growth Fund, Variable
      Series                                            281,876         7.60    2,142,258    3,154,577              1

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia High Yield Fund, Variable Series
      (Class A)                                       2,134,865 $       7.54 $ 16,096,884 $ 22,432,314              1
   Columbia Marsico Focused Equities Fund,
      Variable Series (Class A)                       3,798,191        11.25   42,729,644   63,306,312              1
   Columbia Marsico Growth Fund, Variable Series
      (Class A)                                         293,651        13.45    3,949,604    4,631,202              1
   Columbia Marsico 21st Century Fund, Variable
      Series (Class A)                                  179,777         8.10    1,456,190    1,888,906              1
   Columbia Mid Cap Growth Fund, Variable Series
      (Class A)                                         266,346         4.22    1,123,982    1,883,840              1
   Columbia Marsico International Opportunities
      Fund, Variable Series (Class B)                   423,535        10.45    4,425,940    6,712,633              1

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                    7,020,422 $      12.08 $ 84,806,694 $107,231,306              1
   Global Growth Fund (Class 2)                      22,031,715        13.88  305,800,211  424,853,751              1
   Growth Fund (Class 2)                             11,856,185        33.27  394,455,264  627,512,656              1
   Growth-Income Fund (Class 2)                      17,044,014        24.11  410,931,178  606,038,378              1
   Asset Allocation Fund (Class 3)                    3,371,970        12.17   41,036,878   57,189,911              1
   Cash Management Fund (Class 3)                     2,205,058        11.44   25,225,866   25,355,363              1
   Growth Fund (Class 3)                              5,893,428        33.54  197,665,581  353,653,497              1
   Growth-Income Fund (Class 3)                       8,447,022        24.27  205,009,214  340,201,011              1
   High-Income Bond Fund (Class 3)                    2,244,341         8.08   18,134,272   28,559,317              1
   International Fund (Class 3)                       4,636,223        12.23   56,701,012   86,596,799              1
   U.S. Government/AAA-Rated Securities Fund
      (Class 3)                                       2,683,068        12.30   33,001,741   33,198,766              1

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                       11,115,360 $      17.27 $191,962,266 $288,135,931              1
   Mid Cap Value Portfolio                            3,158,990        10.51   33,200,982   55,882,384              1

BB&T VARIABLE INSURANCE FUNDS:
   BB&T Capital Manager Equity VIF                      523,254 $       4.75 $  2,485,457 $  4,859,303              1
   BB&T Large Cap VIF                                   297,837         6.49    1,932,960    3,847,719              1
   BB&T Mid Cap Growth VIF                              342,733         6.90    2,364,860    4,634,756              1
   BB&T Special Opportunities Equity VIF                883,181        10.27    9,070,268   13,573,018              1
   BB&T Total Return Bond VIF                           963,751         9.94    9,579,684    9,513,070              1

MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                           2,111 $       6.71 $     14,164 $     20,872              1
   MTB Large Cap Value Fund II                              546         6.92        3,778        5,920              1
   MTB Managed Allocation Fund - Aggressive
      Growth II                                           2,528         5.80       14,663       24,116              1
   MTB Managed Allocation Fund - Conservative
      Growth II                                              19         7.96          152          198              1
   MTB Managed Allocation Fund - Moderate
      Growth II                                             245         6.94        1,697        2,092              1

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST (Class 2):
   Franklin Income Securities Fund                      628,842 $      11.34 $  7,131,063 $  8,495,052              1
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                 3,318,347         5.61   18,615,929   25,499,122              1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in FAS 157, Fair Value Measurements, and described in Note 3 to the Financial Statements.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008

                                                                             Government
                                                                                and
                                                   Asset         Capital      Quality                    Natural
                                                Allocation    Appreciation      Bond         Growth     Resources
                                                 Portfolio      Portfolio    Portfolio      Portfolio   Portfolio
                                                 (Class 1)      (Class 1)    (Class 1)      (Class 1)   (Class 1)
                                               ------------  -------------  ------------  ------------  -------------
Investment income:
   Dividends                                   $  6,095,838  $           0  $  9,184,478  $  1,266,941  $   1,394,491
                                               ------------  -------------  ------------  ------------  -------------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (3,033,086)    (7,403,807)   (3,605,373)   (2,719,566)    (2,521,334)
                                               ------------  -------------  ------------  ------------  -------------
Net investment income (loss)                      3,062,752     (7,403,807)    5,579,105    (1,452,625)    (1,126,843)
                                               ------------  -------------  ------------  ------------  -------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     47,838,256    136,870,054    74,152,857    71,749,360     64,817,830
   Cost of shares sold                          (50,318,191)  (152,203,333)  (73,902,920)  (95,705,002)   (35,258,376)
                                               ------------  -------------  ------------  ------------  -------------
Net realized gains (losses) from securities
   transactions                                  (2,479,935)   (15,333,279)      249,937   (23,955,642)    29,559,454
Realized gain distributions                      31,817,321     97,217,615             0    33,217,879     28,274,941
                                               ------------  -------------  ------------  ------------  -------------
Net realized gains (losses)                      29,337,386     81,884,336       249,937     9,262,237     57,834,395
                                               ------------  -------------  ------------  ------------  -------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           35,283,545    114,895,010     3,048,339    (7,157,178)   117,238,247
   End of period                                (49,920,963)  (203,047,316)    2,696,668   (98,846,490)   (29,953,510)
                                               ------------  -------------  ------------  ------------  -------------
Change in net unrealized appreciation
 (depreciation) of investments                  (85,204,508)  (317,942,326)     (351,671)  (91,689,312)  (147,191,757)
                                               ------------  -------------  ------------  ------------  -------------
Increase (decrease) in net assets from
   operations                                  $(52,804,370) $(243,461,797) $  5,477,371  $(83,879,700) $ (90,484,205)
                                               ============  =============  ============  ============  =============

                                                                           Government
                                                                               and
                                                  Asset       Capital        Quality                    Natural
                                               Allocation   Appreciation      Bond          Growth     Resources
                                                Portfolio    Portfolio      Portfolio     Portfolio    Portfolio
                                                (Class 2)    (Class 2)      (Class 2)     (Class 2)    (Class 2)
                                               -----------  ------------  ------------  ------------  ------------
Investment income:
   Dividends                                   $   456,349  $          0  $  4,463,776  $    277,947  $    258,956
                                               -----------  ------------  ------------  ------------  ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (250,515)   (1,572,631)   (1,791,587)     (805,668)     (556,197)
                                               -----------  ------------  ------------  ------------  ------------
Net investment income (loss)                       205,834    (1,572,631)    2,672,189      (527,721)     (297,241)
                                               -----------  ------------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     4,125,389    29,394,932    39,382,115    17,346,993    15,732,045
   Cost of shares sold                          (4,169,867)  (25,192,153)  (40,228,431)  (19,094,920)  (10,010,761)
                                               -----------  ------------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions                                    (44,478)    4,202,779      (846,316)   (1,747,927)    5,721,284
Realized gain distributions                      2,516,025    20,759,852             0     9,782,311     6,320,775
                                               -----------  ------------  ------------  ------------  ------------
Net realized gains (losses)                      2,471,547    24,962,631      (846,316)    8,034,384    12,042,059
                                               -----------  ------------  ------------  ------------  ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           2,536,109    44,745,980      (995,216)    9,441,374    19,006,857
   End of period                                (4,345,293)  (29,508,528)     (363,263)  (23,043,456)  (13,468,240)
                                               -----------  ------------  ------------  ------------  ------------
Change in net unrealized appreciation
 (depreciation) of investments                  (6,881,402)  (74,254,508)      631,953   (32,484,830)  (32,475,097)
                                               -----------  ------------  ------------  ------------  ------------
Increase (decrease) in net assets from
   operations                                  $(4,204,021) $(50,864,508) $  2,457,826  $(24,978,167) $(20,730,279)
                                               ===========  ============  ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                             Government
                                                                                 and
                                                   Asset        Capital        Quality                       Natural
                                                Allocation    Appreciation      Bond           Growth       Resources
                                                 Portfolio     Portfolio      Portfolio      Portfolio      Portfolio
                                                 (Class 3)     (Class 3)      (Class 3)      (Class 3)      (Class 3)
                                               ------------  -------------  -------------  -------------  -------------
Investment income:
   Dividends                                   $    742,564  $           0  $  25,165,802  $     798,076  $   1,204,201
                                               ------------  -------------  -------------  -------------  -------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (441,327)    (6,642,372)    (9,959,551)    (2,914,683)    (2,920,313)
                                               ------------  -------------  -------------  -------------  -------------
Net investment income (loss)                        301,237     (6,642,372)    15,206,251     (2,116,607)    (1,716,112)
                                               ------------  -------------  -------------  -------------  -------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      9,346,907     75,665,512    191,295,321     34,956,316     50,217,300
   Cost of shares sold                          (10,331,200)   (76,963,520)  (192,873,280)   (44,454,952)   (44,009,675)
                                               ------------  -------------  -------------  -------------  -------------
Net realized gains (losses) from securities
   transactions                                    (984,293)    (1,298,008)    (1,577,959)    (9,498,636)     6,207,625
Realized gain distributions                       4,250,153     87,783,608              0     36,035,765     33,893,213
                                               ------------  -------------  -------------  -------------  -------------
Net realized gains (losses)                       3,265,860     86,485,600     (1,577,959)    26,537,129     40,100,838
                                               ------------  -------------  -------------  -------------  -------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            2,387,600    120,106,656      2,266,019     11,373,244     57,578,050
   End of
   period                                        (8,346,350)  (172,190,540)     2,603,154   (102,856,642)   (92,424,148)
                                               ------------  -------------  -------------  -------------  -------------
Change in net unrealized appreciation
   (depreciation) of investments                (10,733,950)  (292,297,196)       337,135   (114,229,886)  (150,002,198)
                                               ------------  -------------  -------------  -------------  -------------
Increase (decrease) in net assets from
   operations                                  $ (7,166,853) $(212,453,968) $  13,965,427  $ (89,809,364) $(111,617,472)
                                               ============  =============  =============  =============  =============


                                                                                              Blue
                                                Aggressive      Alliance                      Chip       Capital
                                                  Growth         Growth       Balanced       Growth       Growth
                                                Portfolio      Portfolio      Portfolio    Portfolio    Portfolio
                                                (Class 1)      (Class 1)      (Class 1)    (Class 1)    (Class 1)
                                               ------------  -------------  ------------  -----------  -----------
Investment income:
   Dividends                                   $    308,723  $     451,176  $  2,378,273  $    46,008  $         0
                                               ------------  -------------  ------------  -----------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (785,513)    (4,665,519)   (1,140,999)    (183,563)    (149,758)
                                               ------------  -------------  ------------  -----------  -----------
Net investment income (loss)                       (476,790)    (4,214,343)    1,237,274     (137,555)    (149,758)
                                               ------------  -------------  ------------  -----------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     16,865,259     85,934,446    23,361,620    6,072,763    3,806,872
   Cost of shares sold                          (21,203,462)  (109,524,718)  (29,223,171)  (5,957,752)  (3,510,505)
                                               ------------  -------------  ------------  -----------  -----------
Net realized gains (losses) from securities
   transactions                                  (4,338,203)   (23,590,272)   (5,861,551)     115,011      296,367
Realized gain distributions                               0              0             0            0            0
                                               ------------  -------------  ------------  -----------  -----------
Net realized gains (losses)                      (4,338,203)   (23,590,272)   (5,861,551)     115,011      296,367
                                               ------------  -------------  ------------  -----------  -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            1,175,862     (9,607,225)   (7,621,232)   2,542,703    3,015,166
   End of
   period                                       (29,297,952)  (136,259,784)  (25,496,794)  (2,922,432)  (2,491,356)
                                               ------------  -------------  ------------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                (30,473,814)  (126,652,559)  (17,875,562)  (5,465,135)  (5,506,522)
                                               ------------  -------------  ------------  -----------  -----------
Increase (decrease) in net assets from
   operations                                  $(35,288,807) $(154,457,174) $(22,499,839) $(5,487,679) $(5,359,913)
                                               ============  =============  ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                              "Dogs"
                                                                                Davis           of
                                                    Cash        Corporate      Venture         Wall         Emerging
                                                 Management       Bond          Value         Street        Markets
                                                 Portfolio      Portfolio     Portfolio      Portfolio     Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)      (Class 1)     (Class 1)
                                               -------------  ------------  -------------  ------------  -------------
Investment income:
   Dividends                                   $   6,702,621  $  5,580,389  $  13,169,771  $    907,972  $   1,312,139
                                               -------------  ------------  -------------  ------------  -------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (2,750,160)   (2,039,188)   (13,001,780)     (441,147)    (1,437,774)
                                               -------------  ------------  -------------  ------------  -------------
Net investment income (loss)                       3,952,461     3,541,201        167,991       466,825       (125,635)
                                               -------------  ------------  -------------  ------------  -------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     149,435,227    37,902,362    239,430,631     9,149,564     44,928,548
   Cost of shares sold                          (151,464,998)  (38,614,736)  (203,258,285)  (10,000,364)   (34,171,464)
                                               -------------  ------------  -------------  ------------  -------------
Net realized gains (losses) from securities
   transactions                                   (2,029,771)     (712,374)    36,172,346      (850,800)    10,757,084
Realized gain distributions                                0             0    113,142,631     4,736,034     25,698,916
                                               -------------  ------------  -------------  ------------  -------------
Net realized gains (losses)                       (2,029,771)     (712,374)   149,314,977     3,885,234     36,456,000
                                               -------------  ------------  -------------  ------------  -------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            (1,531,788)    5,318,496    341,572,348     2,534,490     57,244,291
   End of period                                  (4,059,626)  (10,150,377)  (190,415,015)  (10,598,792)   (47,623,438)
                                               -------------  ------------  -------------  ------------  -------------
Change in net unrealized appreciation
   (depreciation) of investments                  (2,527,838)  (15,468,873)  (531,987,363)  (13,133,282)  (104,867,729)
                                               -------------  ------------  -------------  ------------  -------------
Increase (decrease) in net assets from
   operations                                  $    (605,148) $(12,640,046) $(382,504,395) $ (8,781,223) $ (68,537,364)
                                               =============  ============  =============  ============  =============



                                                  Equity      Fundamental      Global        Global        Growth
                                               Opportunities     Growth         Bond        Equities    Opportunities
                                                 Portfolio     Portfolio      Portfolio     Portfolio     Portfolio
                                                 (Class 1)     (Class 1)      (Class 1)     (Class 1)     (Class 1)
                                               -------------  ------------  ------------  ------------  -------------
Investment income:
   Dividends                                   $    823,320   $          0  $  2,306,644  $  2,271,986   $         0
                                               ------------   ------------  ------------  ------------   -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (880,105)    (1,184,186)   (1,201,268)   (1,686,582)     (224,594)
                                               ------------   ------------  ------------  ------------   -----------
Net investment income (loss)                        (56,785)    (1,184,186)    1,105,376       585,404      (224,594)
                                               ------------   ------------  ------------  ------------   -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     18,141,287     20,348,589    42,367,406    35,295,560     8,387,169
   Cost of shares sold                          (21,065,436)   (26,130,652)  (39,793,167)  (31,285,147)   (7,567,869)
                                               ------------   ------------  ------------  ------------   -----------
Net realized gains (losses) from securities
   transactions                                  (2,924,149)    (5,782,063)    2,574,239     4,010,413       819,300
Realized gain distributions                      10,298,381              0       438,424             0             0
                                               ------------   ------------  ------------  ------------   -----------
Net realized gains (losses)                       7,374,232     (5,782,063)    3,012,663     4,010,413       819,300
                                               ------------   ------------  ------------  ------------   -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            6,685,061     (4,890,794)    4,593,766    44,593,715     4,260,422
   End of period                                (27,469,712)   (39,985,494)    1,954,169   (20,065,688)   (3,105,568)
                                               ------------   ------------  ------------  ------------   -----------
Change in net unrealized appreciation
   (depreciation) of investments                (34,154,773)   (35,094,700)   (2,639,597)  (64,659,403)   (7,365,990)
                                               ------------   ------------  ------------  ------------   -----------
Increase (decrease) in net assets from
   operations                                  $(26,837,326)  $(42,060,949) $  1,478,442  $(60,063,586)  $(6,771,284)
                                               ============   ============  ============  ============   ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                           International
                                                                            International     Growth         Marsico
                                                               High-Yield     Diversified       and          Focused
                                               Growth-Income      Bond          Equities      Income         Growth
                                                 Portfolio      Portfolio      Portfolio     Portfolio      Portfolio
                                                 (Class 1)      (Class 1)      (Class 1)     (Class 1)      (Class 1)
                                               -------------  ------------  -------------  -------------  ------------
Investment income:
   Dividends                                   $   2,658,740  $ 10,017,390  $  3,222,094   $  3,486,497   $    149,423
                                               -------------  ------------  ------------   ------------   ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (3,952,395)   (1,547,381)   (1,577,588)    (2,071,485)      (531,284)
                                               -------------  ------------  ------------   ------------   ------------
Net investment income (loss)                      (1,293,655)    8,470,009     1,644,506      1,415,012       (381,861)
                                               -------------  ------------  ------------   ------------   ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      74,452,034    47,762,824    34,636,150     55,385,223     14,555,741
   Cost of shares sold                           (76,598,317)  (54,070,234)  (27,391,470)   (47,802,624)   (13,657,840)
                                               -------------  ------------  ------------   ------------   ------------
Net realized gains (losses) from securities
   transactions                                   (2,146,283)   (6,307,410)    7,244,680      7,582,599        897,901
Realized gain distributions                       29,671,205             0     2,284,666     12,495,678      5,815,120
                                               -------------  ------------  ------------   ------------   ------------
Net realized gains (losses)                       27,524,922    (6,307,410)    9,529,346     20,078,277      6,713,021
                                               -------------  ------------  ------------   ------------   ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            78,570,174    (2,585,181)   43,535,604     55,295,269     11,307,538
   End of period                                 (88,377,914)  (38,774,639)  (18,350,850)   (42,863,319)   (11,934,922)
                                               -------------  ------------  ------------   ------------   ------------
Change in net unrealized appreciation
   (depreciation) of investments                (166,948,088)  (36,189,458)  (61,886,454)   (98,158,588)   (23,242,460)
                                               -------------  ------------  ------------   ------------   ------------
Increase (decrease) in net assets from
   operations                                  $(140,716,821) $(34,026,859) $(50,712,602)  $(76,665,299)  $(16,911,300)
                                               =============  ============  ============   ============   ============
                                                    MFS
                                               Massachusetts       MFS
                                                 Investors        Total        Mid-Cap        Real
                                                   Trust          Return       Growth        Estate      Technology
                                                 Portfolio      Portfolio     Portfolio     Portfolio     Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)     (Class 1)     (Class 1)
                                               -------------  ------------  ------------  ------------  ------------
Investment income:
   Dividends                                   $    871,064   $  8,780,727  $          0  $  2,058,855  $          0
                                               ------------   ------------  ------------  ------------  ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (1,423,880)    (4,500,268)     (944,806)     (983,811)     (208,470)
                                               ------------   ------------  ------------  ------------  ------------
Net investment income (loss)                       (552,816)     4,280,459      (944,806)    1,075,044      (208,470)
                                               ------------   ------------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     26,765,007     82,310,000    21,869,461    24,465,449    10,612,611
   Cost of shares sold                          (25,897,968)   (83,598,703)  (27,224,451)  (25,914,201)  (12,230,851)
                                               ------------   ------------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions                                     867,039     (1,288,703)   (5,354,990)   (1,448,752)   (1,618,240)
Realized gain distributions                               0     18,292,854             0     8,588,744             0
                                               ------------   ------------  ------------  ------------  ------------
Net realized gains (losses)                         867,039     17,004,151    (5,354,990)    7,139,992    (1,618,240)
                                               ------------   ------------  ------------  ------------  ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           20,095,034     37,458,077        33,075     6,304,736     2,236,647
   End of period                                (15,011,768)   (58,411,429)  (26,513,404)  (34,082,423)   (5,735,115)
                                               ------------   ------------  ------------  ------------  ------------
Change in net unrealized appreciation
   (depreciation) of investments                (35,106,802)   (95,869,506)  (26,546,479)  (40,387,159)   (7,971,762)
                                               ------------   ------------  ------------  ------------  ------------
Increase (decrease) in net assets from
   operations                                  $(34,792,579)  $(74,584,896) $(32,846,275) $(32,172,123) $ (9,798,472)
                                               ============   ============  ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                 Total
                                                  Telecom        Return     Aggressive    Alliance
                                                  Utility         Bond        Growth       Growth       Balanced
                                                 Portfolio     Portfolio     Portfolio    Portfolio    Portfolio
                                                 (Class 1)     (Class 1)     (Class 2)    (Class 2)    (Class 2)
                                               ------------  ------------  -----------  ------------  -----------
Investment income:
   Dividends                                   $    632,785  $  1,552,235  $    26,987  $          0  $   412,628
                                               ------------  ------------  -----------  ------------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (466,705)     (635,326)    (109,641)     (686,551)    (203,481)
                                               ------------  ------------  -----------  ------------  -----------
Net investment income (loss)                        166,080       916,909      (82,654)     (686,551)     209,147
                                               ------------  ------------  -----------  ------------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     14,616,830    10,897,291    3,751,803    10,668,570    4,967,187
   Cost of shares sold                          (13,870,931)  (12,089,226)  (3,782,314)   (9,274,451)  (4,977,183)
                                               ------------  ------------  -----------  ------------  -----------
Net realized gains (losses) from securities
   transactions                                     745,899    (1,191,935)     (30,511)    1,394,119       (9,996)
Realized gain distributions                               0             0            0             0            0
                                               ------------  ------------  -----------  ------------  -----------
Net realized gains (losses)                         745,899    (1,191,935)     (30,511)    1,394,119       (9,996)
                                               ------------  ------------  -----------  ------------  -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            6,965,108    (3,824,634)   1,960,579    17,757,522    2,070,860
   End of period                                 (7,342,257)   (2,051,113)  (2,678,081)   (5,501,145)  (2,163,212)
                                               ------------  ------------  -----------  ------------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                (14,307,365)    1,773,521   (4,638,660)  (23,258,667)  (4,234,072)
                                               ------------  ------------  -----------  ------------  -----------
Increase (decrease) in net assets from
   operations                                  $(13,395,386) $  1,498,495  $(4,751,825) $(22,551,099) $(4,034,921)
                                               ============  ============  ===========  ============  ===========
                                                  Blue                                                   Davis
                                                  Chip        Capital        Cash        Corporate      Venture
                                                 Growth       Growth       Management      Bond          Value
                                                Portfolio    Portfolio     Portfolio     Portfolio     Portfolio
                                                (Class 2)    (Class 2)     (Class 2)     (Class 2)     (Class 2)
                                               -----------  -----------  ------------  ------------  ------------
Investment income:
   Dividends                                   $    17,071  $         0  $  2,153,726  $  1,818,645  $  1,936,172
                                               -----------  -----------  ------------  ------------  ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (103,974)     (64,964)     (980,270)     (712,827)   (2,161,086)
                                               -----------  -----------  ------------  ------------  ------------
Net investment income (loss)                       (86,903)     (64,964)    1,173,456     1,105,818      (224,914)
                                               -----------  -----------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     2,342,376    1,500,737    67,351,352    16,622,527    40,445,400
   Cost of shares sold                          (2,149,434)  (1,264,445)  (67,734,569)  (16,981,018)  (33,104,270)
                                               -----------  -----------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions                                    192,942      236,292      (383,217)     (358,491)    7,341,130
Realized gain distributions                              0            0             0             0    18,608,341
                                               -----------  -----------  ------------  ------------  ------------
Net realized gains (losses)                        192,942      236,292      (383,217)     (358,491)   25,949,471
                                               -----------  -----------  ------------  ------------  ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           2,162,369    1,743,487      (151,935)    1,232,515    59,117,981
   End of period                                (1,075,275)    (747,502)   (1,275,265)   (3,862,247)  (29,875,865)
                                               -----------  -----------  ------------  ------------  ------------
Change in net unrealized appreciation
   (depreciation) of investments                (3,237,644)  (2,490,989)   (1,123,330)   (5,094,762)  (88,993,846)
                                               -----------  -----------  ------------  ------------  ------------
Increase (decrease) in net assets from
   operations                                  $(3,131,605) $(2,319,661) $   (333,091) $ (4,347,435) $(63,269,289)
                                               ===========  ===========  ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                 "Dogs"
                                                 of Wall      Emerging        Equity        Foreign    Fundamental
                                                 Street        Markets    Opportunities      Value        Growth
                                                Portfolio     Portfolio     Portfolio      Portfolio    Portfolio
                                                (Class 2)     (Class 2)     (Class 2)      (Class 2)    (Class 2)
                                               -----------  ------------  -------------  ------------  -----------
Investment income:
   Dividends                                   $   316,830  $    230,079   $   145,380   $  1,534,793  $         0
                                               -----------  ------------   -----------   ------------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (164,032)     (286,669)     (174,502)      (864,227)     (81,188)
                                               -----------  ------------   -----------   ------------  -----------
Net investment income (loss)                       152,798       (56,590)      (29,122)       670,566      (81,188)
                                               -----------  ------------   -----------   ------------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     3,947,920    13,334,542     3,357,900     13,440,903    1,634,940
   Cost of shares sold                          (4,141,178)  (12,029,763)   (3,710,998)   (10,572,260)  (1,474,830)
                                               -----------  ------------   -----------   ------------  -----------
Net realized gains (losses) from securities
   transactions                                   (193,258)    1,304,779      (353,098)     2,868,643      160,110
Realized gain distributions                      1,746,175     5,080,350     2,076,951      4,333,023            0
                                               -----------  ------------   -----------   ------------  -----------
Net realized gains (losses)                      1,552,917     6,385,129     1,723,853      7,201,666      160,110
                                               -----------  ------------   -----------   ------------  -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           1,083,212     8,555,494     1,756,035     28,638,371    1,882,726
   End of period                                (3,854,601)  (11,646,493)   (5,193,296)    (8,476,151)  (1,006,493)
                                               -----------  ------------   -----------   ------------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                (4,937,813)  (20,201,987)   (6,949,331)   (37,114,522)  (2,889,219)
                                               -----------  ------------   -----------   ------------  -----------
Increase (decrease) in net assets from
   operations                                  $(3,232,098) $(13,873,448)  $(5,254,600)  $(29,242,290) $(2,810,297)
                                               ===========  ============   ===========   ============  ===========
                                                  Global        Global        Growth                     High-Yield
                                                   Bond        Equities   Opportunities  Growth-Income      Bond
                                                 Portfolio    Portfolio     Portfolio      Portfolio      Portfolio
                                                 (Class 2)    (Class 2)     (Class 2)      (Class 2)      (Class 2)
                                               ------------  -----------  -------------  -------------  ------------
Investment income:
   Dividends                                   $    643,191  $   229,890   $         0   $    168,423   $  2,189,759
                                               ------------  -----------   -----------   ------------   ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (338,275)    (197,124)     (101,412)      (313,226)      (358,144)
                                               ------------  -----------   -----------   ------------   ------------
Net investment income (loss)                        304,916       32,766      (101,412)      (144,803)     1,831,615
                                               ------------  -----------   -----------   ------------   ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     11,205,174    6,828,819     3,087,682      7,259,420     12,515,399
   Cost of shares sold                          (10,729,199)  (5,321,718)   (2,558,271)    (6,384,408)   (13,538,294)
                                               ------------  -----------   -----------   ------------   ------------
Net realized gains (losses) from securities
   transactions                                     475,975    1,507,101       529,411        875,012     (1,022,895)
Realized gain distributions                         127,680            0             0      2,218,818              0
                                               ------------  -----------   -----------   ------------   ------------
Net realized gains (losses)                         603,655    1,507,101       529,411      3,093,830     (1,022,895)
                                               ------------  -----------   -----------   ------------   ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                              911,401    5,845,737     2,512,938      8,558,053        541,254
   End of period                                    399,175   (2,584,168)     (821,114)    (5,214,137)    (7,947,625)
                                               ------------  -----------   -----------   ------------   ------------
Change in net unrealized appreciation
   (depreciation) of investments                   (512,226)  (8,429,905)   (3,334,052)   (13,772,190)    (8,488,879)
                                               ------------  -----------   -----------   ------------   ------------
Increase (decrease) in net assets from
   operations                                  $    396,345  $(6,890,038)  $(2,906,053)  $(10,823,163)  $ (7,680,159)
                                               ============  ===========   ===========   ============   ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)


                                                              International                     MFS
                                               International     Growth         Marsico    Massachusetts      MFS
                                                Diversified        and          Focused      Investors       Total
                                                  Equities       Income         Growth         Trust         Return
                                                 Portfolio      Portfolio      Portfolio     Portfolio      Portfolio
                                                 (Class 2)      (Class 2)      (Class 2)     (Class 2)      (Class 2)
                                               -------------  -------------  ------------  -------------  ------------
Investment income:
   Dividends                                   $  1,364,724   $    564,492   $     95,540   $   150,010   $  2,690,878
                                               ------------   ------------   ------------   -----------   ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (687,021)      (369,611)      (475,173)     (290,424)    (1,502,993)
                                               ------------   ------------   ------------   -----------   ------------
Net investment income (loss)                        677,703        194,881       (379,633)     (140,414)     1,187,885
                                               ------------   ------------   ------------   -----------   ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     12,239,201     11,792,253      8,584,871     5,381,365     32,075,023
   Cost of shares sold                           (9,187,400)    (9,451,946)    (7,687,429)   (4,078,808)   (33,158,672)
                                               ------------   ------------   ------------   -----------   ------------
Net realized gains (losses) from securities
   transactions                                   3,051,801      2,340,307        897,442     1,302,557     (1,083,649)
Realized gain distributions                       1,019,765      2,174,066      5,657,076             0      5,918,844
                                               ------------   ------------   ------------   -----------   ------------
Net realized gains (losses)                       4,071,566      4,514,373      6,554,518     1,302,557      4,835,195
                                               ------------   ------------   ------------   -----------   ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           22,313,862      9,566,161     11,444,896     7,798,327     11,210,627
   End of period                                 (4,493,416)    (8,470,982)   (10,286,440)     (445,543)   (19,488,219)
                                               ------------   ------------   ------------   -----------   ------------
Change in net unrealized appreciation
   (depreciation) of investments                (26,807,278)   (18,037,143)   (21,731,336)   (8,243,870)   (30,698,846)
                                               ------------   ------------   ------------   -----------   ------------
Increase (decrease) in net assets from
   operations                                  $(22,058,009)  $(13,327,889)  $(15,556,451)  $(7,081,727)  $(24,675,766)
                                               ============   ============   ============   ===========   ============

                                                                              Small
                                                                                &
                                                                               Mid
                                                  Mid-Cap        Real          Cap                      Telecom
                                                  Growth        Estate        Value       Technology    Utility
                                                 Portfolio     Portfolio     Portfolio    Portfolio    Portfolio
                                                 (Class 2)     (Class 2)     (Class 2)    (Class 2)    (Class 2)
                                               ------------  ------------  ------------  -----------  -----------
Investment income:
   Dividends                                   $          0  $    524,496  $    108,453  $         0  $    97,498
                                               ------------  ------------  ------------  -----------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (459,640)     (290,657)     (550,256)     (83,600)     (70,341)
                                               ------------  ------------  ------------  -----------  -----------
Net investment income (loss)                       (459,640)      233,839      (441,803)     (83,600)      27,157
                                               ------------  ------------  ------------  -----------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      9,083,333     8,877,215    13,061,008    3,253,442    3,201,300
   Cost of shares sold                           (7,985,316)  (10,151,354)  (12,637,151)  (3,589,743)  (2,972,617)
                                               ------------  ------------  ------------  -----------  -----------
Net realized gains (losses) from securities
   transactions                                   1,098,017    (1,274,139)      423,857     (336,301)     228,683
Realized gain distributions                               0     2,337,445     2,490,324            0            0
                                               ------------  ------------  ------------  -----------  -----------
Net realized gains (losses)                       1,098,017     1,063,306     2,914,181     (336,301)     228,683
                                               ------------  ------------  ------------  -----------  -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           11,100,238      (449,745)    6,128,160    1,477,644    1,091,711
   End of period                                 (5,512,417)  (10,744,534)  (10,550,895)  (1,801,817)  (1,345,880)
                                               ------------  ------------  ------------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                (16,612,655)  (10,294,789)  (16,679,055)  (3,279,461)  (2,437,591)
                                               ------------  ------------  ------------  -----------  -----------
Increase (decrease) in net assets from
   operations                                  $(15,974,278) $ (8,997,644) $(14,206,677) $(3,699,362) $(2,181,751)
                                               ============  ============  ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)

                                                                                         American      American
                                                                                          Funds          Funds
                                                  Total                                   Asset         Global
                                                 Return      Aggressive    Alliance     Allocation      Growth
                                                  Bond         Growth       Growth         SAST          SAST
                                                Portfolio    Portfolio     Portfolio    Portfolio      Portfolio
                                                (Class 2)    (Class 3)     (Class 3)     (Class 3)     (Class 3)
                                               -----------  -----------  ------------  ------------  ------------
Investment income:
   Dividends                                   $   351,334  $    41,961  $          0  $    334,165  $  1,063,825
                                               -----------  -----------  ------------  ------------  ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (124,685)    (212,297)   (2,887,937)     (425,204)   (1,282,642)
                                               -----------  -----------  ------------  ------------  ------------
Net investment income (loss)                       226,649     (170,336)   (2,887,937)      (91,039)     (218,817)
                                               -----------  -----------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     3,141,374    6,183,022    43,543,544     3,908,247     3,795,106
   Cost of shares sold                          (3,069,737)  (6,848,861)  (41,742,381)   (4,614,231)   (4,591,170)
                                               -----------  -----------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions                                     71,637     (665,839)    1,801,163      (705,984)     (796,064)
Realized gain distributions                              0            0             0       189,736       787,395
                                               -----------  -----------  ------------  ------------  ------------
Net realized gains (losses)                         71,637     (665,839)    1,801,163      (516,248)       (8,669)
                                               -----------  -----------  ------------  ------------  ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             129,910      622,981    50,307,635       (67,036)    2,697,669
   End of period                                   263,814   (8,117,610)  (41,564,281)  (10,187,355)  (39,667,048)
                                               -----------  -----------  ------------  ------------  ------------
Change in net unrealized appreciation
 (depreciation) of investments                     133,904   (8,740,591)  (91,871,916)  (10,120,319)  (42,364,717)
                                               -----------  -----------  ------------  ------------  ------------
Increase (decrease) in net assets from
   operations                                  $   432,190  $(9,576,766) $(92,958,690) $(10,727,606) $(42,592,203)
                                               ===========  ===========  ============  ============  ============

                                                 American       American
                                                   Funds         Funds                      Blue
                                                   Growth    Growth-Income                  Chip         Capital
                                                    SAST         SAST         Balanced     Growth        Growth
                                                 Portfolio     Portfolio     Portfolio    Portfolio     Portfolio
                                                 (Class 3)     (Class 3)     (Class 3)    (Class 3)     (Class 3)
                                               ------------  -------------  -----------  -----------  ------------
Investment income:
   Dividends                                   $    539,086   $    994,329  $   508,595  $    21,650  $          0
                                               ------------   ------------  -----------  -----------  ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (1,692,656)    (1,716,430)    (256,009)    (208,320)     (750,089)
                                               ------------   ------------  -----------  -----------  ------------
Net investment income (loss)                     (1,153,570)      (722,101)     252,586     (186,670)     (750,089)
                                               ------------   ------------  -----------  -----------  ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      5,204,474      8,094,634    5,802,156    5,486,621     4,472,949
   Cost of shares sold                           (6,637,712)    (9,371,990)  (6,121,749)  (5,404,393)   (5,326,017)
                                               ------------   ------------  -----------  -----------  ------------
Net realized gains (losses) from securities
   transactions                                  (1,433,238)    (1,277,356)    (319,593)      82,228      (853,068)
Realized gain distributions                       1,431,211        689,104            0            0             0
                                               ------------   ------------  -----------  -----------  ------------
Net realized gains (losses)                          (2,027)      (588,252)    (319,593)      82,228      (853,068)
                                               ------------   ------------  -----------  -----------  ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            1,008,632     (1,440,363)   1,373,252    2,161,457       874,524
   End of period                                (62,766,274)   (55,010,232)  (3,528,124)  (4,070,806)  (25,456,788)
                                               ------------   ------------  -----------  -----------  ------------
Change in net unrealized appreciation
 (depreciation) of investments                  (63,774,906)   (53,569,869)  (4,901,376)  (6,232,263)  (26,331,312)
                                               ------------   ------------  -----------  -----------  ------------
Increase (decrease) in net assets from
   operations                                  $(64,930,503)  $(54,880,222) $(4,968,383) $(6,336,705) $(27,934,469)
                                               ============   ============  ===========  ===========  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)

                                                                                               "Dogs"
                                                                                 Davis          of
                                                   Cash         Corporate       Venture         Wall        Emerging
                                                 Management       Bond           Value         Street       Markets
                                                 Portfolio      Portfolio      Portfolio     Portfolio     Portfolio
                                                 (Class 3)      (Class 3)      (Class 3)     (Class 3)     (Class 3)
                                               -------------  -------------  -------------  -----------  -------------
Investment income:
   Dividends                                   $  11,160,887  $  17,345,588  $   7,624,727  $   441,967  $   1,857,247
                                               -------------  -------------  -------------  -----------  -------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (4,766,546)    (6,434,274)    (8,826,562)    (240,699)    (2,046,588)
                                               -------------  -------------  -------------  -----------  -------------
Net investment income (loss)                       6,394,341     10,911,314     (1,201,835)     201,268       (189,341)
                                               -------------  -------------  -------------  -----------  -------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     222,246,186    102,354,706    102,328,213    5,670,496     33,047,150
   Cost of shares sold                          (224,124,679)  (110,001,386)  (103,101,565)  (6,847,354)   (36,322,435)
                                               -------------  -------------  -------------  -----------  -------------
Net realized gains (losses) from securities
   transactions                                   (1,878,493)    (7,646,680)      (773,352)  (1,176,858)    (3,275,285)
Realized gain distributions                                0              0     79,284,121    2,527,365     44,655,191
                                               -------------  -------------  -------------  -----------  -------------
Net realized gains (losses)                       (1,878,493)    (7,646,680)    78,510,769    1,350,507     41,379,906
                                               -------------  -------------  -------------  -----------  -------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            (1,064,386)     2,300,031    104,106,485     (351,286)    23,842,205
   End of period                                  (7,616,106)   (42,834,864)  (231,088,741)  (6,539,928)  (118,323,846)
                                               -------------  -------------  -------------  -----------  -------------
Change in net unrealized appreciation
   (depreciation) of investments                  (6,551,720)   (45,134,895)  (335,195,226)  (6,188,642)  (142,166,051)
                                               -------------  -------------  -------------  -----------  -------------
Increase (decrease) in net assets from
   operations                                  $  (2,035,872) $ (41,870,261) $(257,886,292) $(4,636,867) $(100,975,486)
                                               =============  =============  =============  ===========  =============

                                                  Equity         Foreign      Fundamental     Global        Global
                                               Opportunities      Value         Growth         Bond        Equities
                                                 Portfolio      Portfolio      Portfolio     Portfolio     Portfolio
                                                 (Class 3)      (Class 3)      (Class 3)     (Class 3)     (Class 3)
                                               -------------  -------------  ------------  ------------  ------------
Investment income:
   Dividends                                    $    524,320  $   9,603,357  $          0  $  3,861,794  $    500,830
                                                ------------  -------------  ------------  ------------  ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                  (722,478)    (5,454,739)   (1,212,298)   (1,958,510)     (432,167)
                                                ------------  -------------  ------------  ------------  ------------
Net investment income (loss)                        (198,158)     4,148,618    (1,212,298)    1,903,284        68,663
                                                ------------  -------------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      12,059,310     74,768,895     8,998,667    55,791,631     9,690,465
   Cost of shares sold                           (14,752,967)   (64,877,665)  (10,041,396)  (53,603,469)   (8,560,159)
                                                ------------  -------------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions                                   (2,693,657)     9,891,230    (1,042,729)    2,188,162     1,130,306
Realized gain distributions                        8,243,842     28,272,444             0       788,507             0
                                                ------------  -------------  ------------  ------------  ------------
Net realized gains (losses)                        5,550,185     38,163,674    (1,042,729)    2,976,669     1,130,306
                                                ------------  -------------  ------------  ------------  ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             1,777,189    131,214,726     3,574,158     3,540,418     7,307,404
   End of period                                 (24,768,364)   (93,435,385)  (38,984,602)      605,521    (8,542,828)
                                                ------------  -------------  ------------  ------------  ------------
Change in net unrealized appreciation
   (depreciation) of investments                 (26,545,553)  (224,650,111)  (42,558,760)   (2,934,897)  (15,850,232)
                                                ------------  -------------  ------------  ------------  ------------
Increase (decrease) in net assets from
   operations                                   $(21,193,526) $(182,337,819) $(44,813,787) $  1,945,056  $(14,651,263)
                                                ============  =============  ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                                          International
                                                                                           International     Growth
                                                   Growth                     High-Yield    Diversified        and
                                               Opportunities  Growth-Income      Bond         Equities       Income
                                                 Portfolio      Portfolio      Portfolio     Portfolio      Portfolio
                                                 (Class 3)      (Class 3)      (Class 3)     (Class 3)      (Class 3)
                                               -------------  -------------  ------------  -------------  -------------
Investment income:
   Dividends                                   $          0   $    136,363   $  6,930,114  $   8,556,612  $   6,279,407
                                               ------------   ------------   ------------  -------------  -------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (683,524)      (299,919)    (1,063,999)    (4,320,919)    (3,351,534)
                                               ------------   ------------   ------------  -------------  -------------
Net investment income (loss)                       (683,524)      (163,556)     5,866,115      4,235,693      2,927,873
                                               ------------   ------------   ------------  -------------  -------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      8,905,569      7,352,394     33,926,308     47,717,636     28,401,403
   Cost of shares sold                           (8,498,189)    (7,035,084)   (38,096,365)   (41,769,041)   (31,750,108)
                                               ------------   ------------   ------------  -------------  -------------
Net realized gains (losses) from securities
   transactions                                     407,380        317,310     (4,170,057)     5,948,595     (3,348,705)
Realized gain distributions                               0      2,140,768              0      6,624,761     25,299,117
                                               ------------   ------------   ------------  -------------  -------------
Net realized gains (losses)                         407,380      2,458,078     (4,170,057)    12,573,356     21,950,412
                                               ------------   ------------   ------------  -------------  -------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            8,495,519      4,671,433     (3,071,872)    93,705,973      3,782,645
   End of period                                (11,856,392)    (7,706,329)   (28,924,577)   (59,532,393)  (150,321,380)
                                               ------------   ------------   ------------  -------------  -------------
Change in net unrealized appreciation
   (depreciation) of investments                (20,351,911)   (12,377,762)   (25,852,705)  (153,238,366)  (154,104,025)
                                               ------------   ------------   ------------  -------------  -------------
Increase (decrease) in net assets from
   operations                                  $(20,628,055)  $(10,083,240)  $(24,156,647) $(136,429,317) $(129,225,740)
                                               ============   ============   ============  =============  =============

                                                                  MFS
                                                  Marsico    Massachusetts       MFS
                                                  Focused      Investors        Total        Mid-Cap         Real
                                                   Growth        Trust          Return       Growth         Estate
                                                 Portfolio     Portfolio      Portfolio     Portfolio     Portfolio
                                                 (Class 3)     (Class 3)      (Class 3)     (Class 3)     (Class 3)
                                               ------------  -------------  ------------  ------------  -------------
Investment income:
   Dividends                                   $     82,607  $    461,335   $  7,762,192  $          0  $   4,181,354
                                               ------------  ------------   ------------  ------------  -------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (605,262)     (820,208)    (4,414,077)   (1,152,610)    (2,056,213)
                                               ------------  ------------   ------------  ------------  -------------
Net investment income (loss)                       (522,655)     (358,873)     3,348,115    (1,152,610)     2,125,141
                                               ------------  ------------   ------------  ------------  -------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      9,981,682     9,184,953     79,919,961    16,452,634     22,558,708
   Cost of shares sold                          (11,029,130)   (7,782,690)   (92,065,282)  (15,637,285)   (32,347,961)
                                               ------------  ------------   ------------  ------------  -------------
Net realized gains (losses) from securities
   transactions                                  (1,047,448)    1,402,263    (12,145,321)      815,349     (9,789,253)
Realized gain distributions                       7,344,660             0     17,693,840             0     19,384,786
                                               ------------  ------------   ------------  ------------  -------------
Net realized gains (losses)                       6,297,212     1,402,263      5,548,519       815,349      9,595,533
                                               ------------  ------------   ------------  ------------  -------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            7,407,945    14,521,406      4,556,455    19,564,747    (28,253,864)
   End of period                                (17,973,024)   (8,746,601)   (75,536,770)  (19,465,146)  (109,735,870)
                                               ------------  ------------   ------------  ------------  -------------
Change in net unrealized appreciation
   (depreciation) of investments                (25,380,969)  (23,268,007)   (80,093,225)  (39,029,893)   (81,482,006)
                                               ------------  ------------   ------------  ------------  -------------
Increase (decrease) in net assets from
   operations                                  $(19,606,412) $(22,224,617)  $(71,196,591) $(39,367,154) $ (69,761,332)
                                               ============  ============   ============  ============  =============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                   Small
                                                     &
                                                    Mid           Small                                     Total
                                                    Cap          Company                     Telecom       Return
                                                   Value          Value       Technology     Utility        Bond
                                                 Portfolio      Portfolio      Portfolio    Portfolio     Portfolio
                                                 (Class 3)      (Class 3)      (Class 3)    (Class 3)     (Class 3)
                                               -------------  -------------  ------------  -----------  ------------
Investment income:
   Dividends                                   $     647,658  $    158,651   $          0  $   201,753  $  2,209,765
                                               -------------  ------------   ------------  -----------  ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (4,586,625)   (1,123,247)      (287,036)    (126,348)     (530,174)
                                               -------------  ------------   ------------  -----------  ------------
Net investment income (loss)                      (3,938,967)     (964,596)      (287,036)      75,405     1,679,591
                                               -------------  ------------   ------------  -----------  ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      52,404,708     9,323,699      7,660,301    3,979,160    19,618,392
   Cost of shares sold                           (55,576,612)  (11,555,813)    (8,402,144)  (4,561,438)  (19,592,662)
                                               -------------  ------------   ------------  -----------  ------------
Net realized gains (losses) from securities
   transactions                                   (3,171,904)   (2,232,114)      (741,843)    (582,278)       25,730
Realized gain distributions                       22,795,071       923,138              0            0             0
                                               -------------  ------------   ------------  -----------  ------------
Net realized gains (losses)                       19,623,167    (1,308,976)      (741,843)    (582,278)       25,730
                                               -------------  ------------   ------------  -----------  ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            13,722,180    (6,425,625)     2,595,254      344,235       (64,118)
   End of period                                (124,671,899)  (33,996,723)    (8,524,764)  (3,152,665)    2,108,216
                                               -------------  ------------   ------------  -----------  ------------
Change in net unrealized appreciation
   (depreciation) of investments                (138,394,079)  (27,571,098)   (11,120,018)  (3,496,900)    2,172,334
                                               -------------  ------------   ------------  -----------  ------------
Increase (decrease) in net assets from
   operations                                  $(122,709,879) $(29,844,670)  $(12,148,897) $(4,003,773) $  3,877,655
                                               =============  ============   ============  ===========  ============



                                                                                Growth
                                                  Capital                        and        Diversified      Equity
                                                  Growth       Comstock         Income     International     Income
                                                 Portfolio     Portfolio      Portfolio       Account       Account
                                                (Class II)    (Class II)      (Class II)     (Class 1)     (Class 1)
                                               ------------  -------------  -------------  -------------  ------------
Investment income:
   Dividends                                   $     40,897  $   5,898,570  $   8,297,279   $    75,144   $  1,143,959
                                               ------------  -------------  -------------   -----------   ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (323,545)    (4,109,639)    (7,288,564)      (59,040)      (645,130)
                                               ------------  -------------  -------------   -----------   ------------
Net investment income (loss)                       (282,648)     1,788,931      1,008,715        16,104        498,829
                                               ------------  -------------  -------------   -----------   ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      6,581,124     74,799,730     88,381,168     1,413,973     16,453,282
   Cost of shares sold                           (6,217,217)   (82,369,957)   (92,048,556)   (2,287,959)   (16,937,218)
                                               ------------  -------------  -------------   -----------   ------------
Net realized gains (losses) from securities
   transactions                                     363,907     (7,570,227)    (3,667,388)     (873,986)      (483,936)
Realized gain distributions                               0     14,486,887     16,121,357       991,483      3,419,573
                                               ------------  -------------  -------------   -----------   ------------
Net realized gains (losses)                         363,907      6,916,660     12,453,969       117,497      2,935,637
                                               ------------  -------------  -------------   -----------   ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            6,867,727     36,145,903     68,932,190       206,159      9,812,583
   End of period                                 (5,782,534)   (87,617,441)  (126,268,082)   (2,392,002)   (11,892,446)
                                               ------------  -------------  -------------   -----------   ------------
Change in net unrealized appreciation
   (depreciation) of investments                (12,650,261)  (123,763,344)  (195,200,272)   (2,598,161)   (21,705,029)
                                               ------------  -------------  -------------   -----------   ------------
Increase (decrease) in net assets from
   operations                                  $(12,569,002) $(115,057,753) $(181,737,588)  $(2,464,560)  $(18,270,563)
                                               ============  =============  =============   ===========   ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                              LargeCap
                                                               Blend     LargeCap     MidCap        Money
                                                  Income      Account     Growth       Stock        Market
                                                 Account         II       Account     Account      Account
                                                (Class 1)    (Class 1)   (Class 1)   (Class 1)    (Class 1)
                                               -----------  -----------  ---------  -----------  -----------
Investment income:
   Dividends                                   $ 1,167,168  $    99,049  $   7,405  $    82,781  $   206,167
                                               -----------  -----------  ---------  -----------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (221,505)    (104,060)   (21,076)     (70,662)    (124,948)
                                               -----------  -----------  ---------  -----------  -----------
Net investment income (loss)                       945,663       (5,011)   (13,671)      12,119       81,219
                                               -----------  -----------  ---------  -----------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     5,665,149    2,101,128    690,541    1,487,966    5,819,721
   Cost of shares sold                          (6,267,882)  (3,109,998)  (586,747)  (1,960,994)  (5,819,721)
                                               -----------  -----------  ---------  -----------  -----------
Net realized gains (losses) from securities
   transactions                                   (602,733)  (1,008,870)   103,794     (473,028)           0
Realized gain distributions                         21,356    3,080,405          0    1,299,304            0
                                               -----------  -----------  ---------  -----------  -----------
Net realized gains (losses)                       (581,377)   2,071,535    103,794      826,276            0
                                               -----------  -----------  ---------  -----------  -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            (146,932)   1,760,259    641,682      (26,342)           0
   End of period                                (1,302,862)  (3,344,575)  (180,370)  (2,469,958)           0
                                               -----------  -----------  ---------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                (1,155,930)  (5,104,834)  (822,052)  (2,443,616)           0
                                               -----------  -----------  ---------  -----------  -----------
Increase (decrease) in net assets from
   operations                                  $  (791,644) $(3,038,310) $(731,929) $(1,605,221) $    81,219
                                               ===========  ===========  =========  ===========  ===========

                                                                Real                       SAM           SAM
                                                 Mortgage      Estate        SAM       Conservative  Conservative
                                                Securities   Securities    Balanced      Balanced       Growth
                                                 Account       Account     Portfolio     Portfolio    Portfolio
                                                (Class 1)    (Class 1)     (Class 1)     (Class 1)    (Class 1)
                                               -----------  -----------  ------------  ------------  ------------
Investment income:
   Dividends                                   $   572,646   $  24,370   $  6,260,553  $   590,096   $  2,377,010
                                               -----------   ---------   ------------  -----------   ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (128,134)    (14,741)    (2,174,558)    (215,132)      (880,311)
                                               -----------   ---------   ------------  -----------   ------------
Net investment income (loss)                       444,512       9,629      4,085,995      374,964      1,496,699
                                               -----------   ---------   ------------  -----------   ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     3,635,857     411,874     44,759,968    6,877,675     21,748,610
   Cost of shares sold                          (3,814,152)   (916,769)   (44,819,628)  (7,040,974)   (19,757,208)
                                               -----------   ---------   ------------  -----------   ------------
Net realized gains (losses) from securities
   transactions                                   (178,295)   (504,895)       (59,660)    (163,299)     1,991,402
Realized gain distributions                              0     355,020     19,450,949    1,054,765      6,319,595
                                               -----------   ---------   ------------  -----------   ------------
Net realized gains (losses)                       (178,295)   (149,875)    19,391,289      891,466      8,310,997
                                               -----------   ---------   ------------  -----------   ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            (155,201)   (592,925)    42,725,162    2,541,661     24,261,831
   End of period                                  (165,459)   (830,774)   (25,116,526)  (1,922,828)    (8,601,834)
                                               -----------   ---------   ------------  -----------   ------------
Change in net unrealized appreciation
   (depreciation) of investments                   (10,258)   (237,849)   (67,841,688)  (4,464,489)   (32,863,665)
                                               -----------   ---------   ------------  -----------   ------------
Increase (decrease) in net assets from
   operations                                  $   255,959   $(378,095)  $(44,364,404) $(3,198,059)  $(23,055,969)
                                               ===========   =========   ============  ===========   ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)

                                                    SAM           SAM                     SmallCap    SmallCap
                                                  Flexible      Strategic    Short-Term    Growth      Value
                                                  Income         Growth        Income      Account    Account
                                                 Portfolio      Portfolio     Account        II          I
                                                 (Class 1)      (Class 1)    (Class 1)    (Class 1)  (Class 1)
                                               -------------  ------------  -----------  ----------  ---------
Investment income:
   Dividends                                    $  2,069,010  $    723,201  $   105,120   $       0  $   2,546
                                                ------------  ------------  -----------   ---------  ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                                  (439,816)     (276,564)     (51,945)    (16,834)    (3,679)
                                                ------------  ------------  -----------   ---------  ---------
Net investment income (loss)                       1,629,194       446,637       53,175     (16,834)    (1,133)
                                                ------------  ------------  -----------   ---------  ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      11,596,981     4,942,060    1,317,503     607,627     77,612
   Cost of shares sold                           (13,085,541)   (4,735,662)  (1,374,073)   (599,604)  (137,740)
                                                ------------  ------------  -----------   ---------  ---------
Net realized gains (losses) from securities
   transactions                                   (1,488,560)      206,398      (56,570)      8,023    (60,128)
Realized gain distributions                        2,755,444     3,145,488            0           0     30,720
                                                ------------  ------------  -----------   ---------  ---------
Net realized gains (losses)                        1,266,884     3,351,886      (56,570)      8,023    (29,408)
                                                ------------  ------------  -----------   ---------  ---------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             2,406,572     7,381,647      (89,321)    348,175    (79,271)
   End of period                                  (5,164,666)   (4,805,251)    (146,969)   (202,834)  (148,928)
                                                ------------  ------------  -----------   ---------  ---------
Change in net unrealized appreciation
   (depreciation) of investments                  (7,571,238)  (12,186,898)     (57,648)   (551,009)   (69,657)
                                                ------------  ------------  -----------   ---------  ---------
Increase (decrease) in net assets from
   operations                                   $ (4,675,160) $ (8,388,375) $   (61,043)  $(559,820) $(100,198)
                                                ============  ============  ===========   =========  =========

                                                   West                                                  LargeCap
                                                   Coast      Diversified      Equity                     Blend
                                                  Equity     International     Income        Income      Account
                                                  Account       Account        Account      Account        II
                                                 (Class 1)     (Class 2)      (Class 2)    (Class 2)    (Class 2)
                                               ------------  -------------  ------------  -----------  -----------
Investment income:
   Dividends                                   $    280,214   $    65,831   $    900,811  $   773,626  $    18,471
                                               ------------   -----------   ------------  -----------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (352,943)      (63,594)      (606,251)    (166,981)     (23,972)
                                               ------------   -----------   ------------  -----------  -----------
Net investment income (loss)                        (72,729)        2,237        294,560      606,645       (5,501)
                                               ------------   -----------   ------------  -----------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      6,695,295     3,272,632     18,769,471    5,653,975    1,214,754
   Cost of shares sold                           (6,455,748)   (4,904,158)   (20,650,039)  (6,206,207)  (1,713,035)
                                               ------------   -----------   ------------  -----------  -----------
Net realized gains (losses) from securities
   transactions                                     239,547    (1,631,526)    (1,880,568)    (552,232)    (498,281)
Realized gain distributions                       2,559,659     1,053,611      3,026,379       14,673      722,970
                                               ------------   -----------   ------------  -----------  -----------
Net realized gains (losses)                       2,799,206      (577,915)     1,145,811     (537,559)     224,689
                                               ------------   -----------   ------------  -----------  -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            6,965,367       128,307      6,356,499     (264,712)     355,809
   End of period                                 (5,342,986)   (1,394,713)   (11,098,016)    (885,342)    (489,976)
                                               ------------   -----------   ------------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                (12,308,353)   (1,523,020)   (17,454,515)    (620,630)    (845,785)
                                               ------------   -----------   ------------  -----------  -----------
Increase (decrease) in net assets from
   operations                                  $ (9,581,876)  $(2,098,698)  $(16,014,144) $  (551,544) $  (626,597)
                                               ============   ===========   ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)

                                                                                                          Real
                                                 LargeCap       MidCap         Money       Mortgage      Estate
                                                  Growth         Stock        Market      Securities   Securities
                                                  Account       Account       Account      Account       Account
                                                 (Class 2)     (Class 2)     (Class 2)    (Class 2)     (Class 2)
                                               ------------  ------------  ------------  -----------  ------------
Investment income:
   Dividends                                      $   1,741  $     22,464  $    218,884  $   162,915  $     22,995
                                                  ---------  ------------  ------------  -----------  ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                  (11,798)      (24,801)     (164,202)     (41,602)      (16,510)
                                                  ---------  ------------  ------------  -----------  ------------
Net investment income (loss)                        (10,057)       (2,337)       54,682      121,313         6,485
                                                  ---------  ------------  ------------  -----------  ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                        390,060     1,181,187    16,854,805    1,784,737       641,007
   Cost of shares sold                             (351,854)   (1,594,824)  (16,854,805)  (1,854,988)   (1,333,380)
                                                  ---------  ------------  ------------  -----------  ------------
Net realized gains (losses) from securities
   transactions                                      38,206      (413,637)            0      (70,251)     (692,373)
Realized gain distributions                               0       422,737             0            0       381,248
                                                  ---------  ------------  ------------  -----------  ------------
Net realized gains (losses)                          38,206         9,100             0      (70,251)     (311,125)
                                                  ---------  ------------  ------------  -----------  ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                              308,169      (101,342)            0      (50,460)     (626,186)
   End of period                                    (95,923)     (568,925)            0      (31,495)     (632,299)
                                                  ---------  ------------  ------------  -----------  ------------
Change in net unrealized appreciation
   (depreciation) of investments                   (404,092)     (467,583)            0       18,965        (6,113)
                                                  ---------  ------------  ------------  -----------  ------------
Increase (decrease) in net assets from
   operations                                     $(375,943) $   (460,820) $     54,682  $    70,027  $   (310,753)
                                                  =========  ============  ============  ===========  ============

                                                                 SAM            SAM           SAM         SAM
                                                    SAM      Conservative  Conservative    Flexible     Strategic
                                                 Balanced     Balanced        Growth        Income        Growth
                                                 Portfolio     Portfolio    Portfolio      Portfolio    Portfolio
                                                 (Class 2)     (Class 2)     (Class 2)     (Class 2)    (Class 2)
                                               ------------  ------------  ------------  ------------  ------------
Investment income:
   Dividends                                   $  4,407,696  $    577,536  $  1,961,635  $  2,295,626  $    832,263
                                               ------------  ------------  ------------  ------------  ------------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (1,734,231)     (241,925)     (832,281)     (532,887)     (371,053)
                                               ------------  ------------  ------------  ------------  ------------
Net investment income (loss)                      2,673,465       335,611     1,129,354     1,762,739       461,210
                                               ------------  ------------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     52,440,184     8,839,998    21,613,249    23,177,121     6,835,096
   Cost of shares sold                          (51,487,517)   (9,264,184)  (20,900,928)  (25,896,937)   (6,967,721)
                                               ------------  ------------  ------------  ------------  ------------
Net realized gains (losses) from securities
   transactions                                     952,667      (424,186)      712,321    (2,719,816)     (132,625)
Realized gain distributions                      14,678,976     1,106,976     5,613,371     3,183,488     3,905,216
                                               ------------  ------------  ------------  ------------  ------------
Net realized gains (losses)                      15,631,643       682,790     6,325,692       463,672     3,772,591
                                               ------------  ------------  ------------  ------------  ------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           28,993,941     2,027,130    15,837,025     2,442,769     6,478,121
   End of period                                (21,856,629)   (2,338,664)  (11,870,497)   (4,950,703)   (8,395,726)
                                               ------------  ------------  ------------  ------------  ------------
Change in net unrealized appreciation
   (depreciation) of investments                (50,850,570)   (4,365,794)  (27,707,522)   (7,393,472)  (14,873,847)
                                               ------------  ------------  ------------  ------------  ------------
Increase (decrease) in net assets from
   operations                                  $(32,545,462) $ (3,347,393) $(20,252,476) $ (5,167,061) $(10,640,046)
                                               ============  ============  ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)


                                                                                                         Columbia
                                                                                                          Asset
                                                               SmallCap      SmallCap        West       Allocation
                                                Short-Term      Growth         Value         Coast         Fund,
                                                  Income        Account       Account       Equity       Variable
                                                  Account         II             I          Account       Series
                                                 (Class 2)     (Class 2)     (Class 2)     (Class 2)     (Class A)
                                               ------------  ------------  ------------  ------------  ------------
Investment income:
   Dividends                                   $    55,488      $       0     $   1,242  $     71,024     $  37,892
                                               -----------      ---------     ---------  ------------     ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (31,534)        (8,434)       (2,544)     (128,767)      (17,735)
                                               -----------      ---------     ---------  ------------     ---------
Net investment income (loss)                        23,954         (8,434)       (1,302)      (57,743)       20,157
                                               -----------      ---------     ---------  ------------     ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     1,684,413        249,511       107,219     4,339,865       327,981
   Cost of shares sold                          (1,749,758)      (254,982)     (170,262)   (4,189,664)     (392,933)
                                               -----------      ---------     ---------  ------------     ---------
Net realized gains (losses) from securities
   transactions                                    (65,345)        (5,471)      (63,043)      150,201       (64,952)
Realized gain distributions                              0              0        18,658       864,795       136,688
                                               -----------      ---------     ---------  ------------     ---------
Net realized gains (losses)                        (65,345)        (5,471)      (44,385)    1,014,996        71,736
                                               -----------      ---------     ---------  ------------     ---------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             (58,085)       112,829       (60,519)    2,394,500        33,016
   End of period                                   (66,400)      (137,284)      (73,725)   (1,714,567)     (424,078)
                                               -----------      ---------     ---------  ------------     ---------
Change in net unrealized appreciation
   (depreciation) of investments                    (8,315)      (250,113)      (13,206)   (4,109,067)     (457,094)
                                               -----------      ---------     ---------  ------------     ---------
Increase (decrease) in net assets from
   operations                                  $   (49,706)     $(264,018)    $ (58,893) $ (3,151,814)    $(365,201)
                                               ===========      =========     =========  ============     =========

                                                 Columbia       Columbia                     Columbia
                                                  Large           Small        Columbia       Marsico      Columbia
                                                   Cap           Company        High         Focused       Marsico
                                                  Value          Growth         Yield        Equities       Growth
                                                   Fund,         Fund,          Fund,          Fund,        Fund,
                                                 Variable       Variable       Variable      Variable      Variable
                                                  Series         Series         Series        Series        Series
                                                 (Class A)      (Class A)     (Class A)      (Class A)     (Class A)
                                               ------------  -------------  -------------  ------------  ------------
Investment income:
   Dividends                                   $   152,156     $         0   $  2,480,344  $     65,048  $    18,332
                                               -----------     -----------   ------------  ------------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (97,044)        (50,917)      (392,782)   (1,043,040)     (89,134)
                                               -----------     -----------   ------------  ------------  -----------
Net investment income (loss)                        55,112         (50,917)     2,087,562      (977,992)     (70,802)
                                               -----------     -----------   ------------  ------------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     1,379,700         728,396      9,619,274    17,066,290    1,667,974
   Cost of shares sold                          (1,641,710)       (763,629)   (10,206,423)  (16,375,498)  (1,295,457)
                                               -----------     -----------   ------------  ------------  -----------
Net realized gains (losses) from securities
   transactions                                   (262,010)        (35,233)      (587,149)      690,792      372,517
Realized gain distributions                        959,345         405,507              0    10,739,183            0
                                               -----------     -----------   ------------  ------------  -----------
Net realized gains (losses)                        697,335         370,274       (587,149)   11,429,975      372,517
                                               -----------     -----------   ------------  ------------  -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             769,567         912,913      1,376,730    23,126,024    2,450,242
   End of period                                (2,793,400)     (1,012,319)    (6,335,430)  (20,576,668)    (681,598)
                                               -----------     -----------   ------------  ------------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                (3,562,967)     (1,925,232)    (7,712,160)  (43,702,692)  (3,131,840)
                                               -----------     -----------   ------------  ------------  -----------
Increase (decrease) in net assets from
   operations                                  $(2,810,520)    $(1,605,875)  $ (6,211,747) $(33,250,709) $(2,830,125)
                                               ===========     ===========   ============  ============  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                 Columbia    Columbia       Columbia
                                                 Marsico        Mid         Marsico
                                                   21st         Cap      International
                                                 Century       Growth    Opportunities
                                                  Fund,        Fund,         Fund,          Asset         Global
                                                 Variable    Variable       Variable     Allocation       Growth
                                                  Series      Series         Series         Fund           Fund
                                                (Class A)    (Class A)     (Class B)     (Class 2)      (Class 2)
                                               -----------  -----------  -------------  ------------  -------------
Investment income:
   Dividends                                   $         0  $         0   $    86,555   $  2,850,732  $   7,769,677
                                               -----------  -----------   -----------   ------------  -------------
Expenses:
   Charges for distribution, mortality and
   expense risk                                    (32,493)     (27,903)     (107,123)    (1,860,341)    (7,387,784)
                                               -----------  -----------   -----------   ------------  -------------
Net investment income (loss)                       (32,493)     (27,903)      (20,568)       990,391        381,893
                                               -----------  -----------   -----------   ------------  -------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                       551,869      371,600     1,453,537     31,411,332    104,990,349
   Cost of shares sold                            (455,321)    (438,054)   (1,274,926)   (29,538,143)   (97,836,707)
                                               -----------  -----------   -----------   ------------  -------------
Net realized gains (losses) from securities
   transactions                                     96,548      (66,454)      178,611      1,873,189      7,153,642
Realized gain distributions                         40,346      254,026     1,321,235      5,057,189     40,310,731
                                               -----------  -----------   -----------   ------------  -------------
Net realized gains (losses)                        136,894      187,572     1,499,846      6,930,378     47,464,373
                                               -----------  -----------   -----------   ------------  -------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             851,511      355,206     3,504,571     27,440,805    149,827,031
   End of period                                  (432,716)    (759,858)   (2,286,693)   (22,424,612)  (119,053,540)
                                               -----------  -----------   -----------   ------------  -------------
Change in net unrealized appreciation
   (depreciation) of investments                (1,284,227)  (1,115,064)   (5,791,264)   (49,865,417)  (268,880,571)
                                               -----------  -----------   -----------   ------------  -------------
Increase (decrease) in net assets from
   operations                                  $(1,179,826) $  (955,395)  $(4,311,986)  $(41,944,648) $(221,034,305)
                                               ===========  ===========   ===========   ============  =============





                                                                                 Asset         Cash
                                                   Growth     Growth-Income   Allocation    Management      Growth
                                                    Fund           Fund          Fund         Fund           Fund
                                                 (Class 2)      (Class 2)     (Class 3)      (Class 3)     (Class 3)
                                               -------------  -------------  ------------  ------------  -------------
Investment income:
   Dividends                                   $   4,765,264  $   9,959,735  $  1,395,710  $    396,118  $   2,621,151
                                               -------------  -------------  ------------  ------------  -------------
Expenses:
   Charges for distribution, mortality and
   expense risk                                  (10,103,793)    (9,672,347)     (759,912)     (305,591)    (4,258,399)
                                               -------------  -------------  ------------  ------------  -------------
Net investment income (loss)                      (5,338,529)       287,388       635,798        90,527     (1,637,248)
                                               -------------  -------------  ------------  ------------  -------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     150,516,138    133,712,088    12,477,823    18,624,721     60,568,327
   Cost of shares sold                          (152,178,921)  (139,852,437)  (13,780,729)  (18,952,349)   (72,176,380)
                                               -------------  -------------  ------------  ------------  -------------
Net realized gains (losses) from securities
   transactions                                   (1,662,783)    (6,140,349)   (1,302,906)     (327,628)   (11,608,053)
Realized gain distributions                       74,224,387     41,181,435     2,397,959             0     36,825,149
                                               -------------  -------------  ------------  ------------  -------------
Net realized gains (losses)                       72,561,604     35,041,086     1,095,053      (327,628)    25,217,096
                                               -------------  -------------  ------------  ------------  -------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                           178,639,918    122,780,743     5,485,995      (515,882)    41,386,956
   End of period                                (233,057,392)  (195,107,200)  (16,153,033)     (129,497)  (155,987,916)
                                               -------------  -------------  ------------  ------------  -------------
Change in net unrealized appreciation
   (depreciation) of investments                (411,697,310)  (317,887,943)  (21,639,028)      386,385   (197,374,872)
                                               -------------  -------------  ------------  ------------  -------------
Increase (decrease) in net assets from
   operations                                  $(344,474,235) $(282,559,469) $(19,908,177) $    149,284  $(173,795,024)
                                               =============  =============  ============  ============  =============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                                   U.S.              Growth
                                                  Growth-      High-Income                 Government/AAA-Rated       and
                                                   Income         Bond      International       Securities           Income
                                                   Fund           Fund           Fund              Fund            Portfolio
                                                 (Class 3)      (Class 3)     (Class 3)          (Class 3)         (Class VC)
                                               -------------  ------------  -------------  --------------------  -------------
Investment income:
   Dividends                                   $   5,209,233  $  1,666,484  $  1,652,068       $   869,599       $   3,880,723
                                               -------------  ------------  ------------       -----------       -------------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (4,095,933)     (316,050)   (1,202,398)         (396,146)         (3,937,419)
                                               -------------  ------------  ------------       -----------       -------------
Net investment income (loss)                       1,113,300     1,350,434       449,670           473,453             (56,696)
                                               -------------  ------------  ------------       -----------       -------------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      62,507,017     7,034,481    20,599,445         7,399,971          44,505,739
   Cost of shares sold                           (75,629,342)   (9,326,860)  (21,077,488)       (7,964,944)        (50,084,745)
                                               -------------  ------------  ------------       -----------       -------------
Net realized gains (losses) from securities
   transactions                                  (13,122,325)   (2,292,379)     (478,043)         (564,973)         (5,579,006)
Realized gain distributions                       20,718,915             0    12,560,261                 0             908,505
                                               -------------  ------------  ------------       -----------       -------------
Net realized gains (losses)                        7,596,590    (2,292,379)   12,082,218          (564,973)         (4,670,501)
                                               -------------  ------------  ------------       -----------       -------------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            15,510,880    (5,181,334)   30,937,756        (2,193,175)         13,709,023
   End of period                                (135,191,797)  (10,425,045)  (29,895,787)         (197,025)        (96,173,665)
                                               -------------  ------------  ------------       -----------       -------------
Change in net unrealized appreciation
   (depreciation) of investments                (150,702,677)   (5,243,711)  (60,833,543)        1,996,150        (109,882,688)
                                               -------------  ------------  ------------       -----------       -------------
Increase (decrease) in net assets from
   operations                                  $(141,992,787) $ (6,185,656) $(48,301,655)      $ 1,904,630       $(114,609,885)
                                               =============  ============  ============       ===========       =============

                                                    Mid          BB&T                      BB&T          BB&T
                                                    Cap        Capital        BB&T         Mid         Special
                                                   Value       Manager       Large         Cap      Opportunities
                                                 Portfolio      Equity        Cap         Growth        Equity
                                                (Class VC)       VIF           VIF          VIF          VIF
                                               ------------  -----------  -----------  -----------  -------------
Investment income:
   Dividends                                   $    596,008  $    50,627  $    45,590  $         0  $    15,772
                                               ------------  -----------  -----------  -----------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (845,604)     (58,957)     (47,249)     (52,197)    (171,956)
                                               ------------  -----------  -----------  -----------  -----------
Net investment income (loss)                       (249,596)      (8,330)      (1,659)     (52,197)    (156,184)
                                               ------------  -----------  -----------  -----------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     21,277,843      958,708    1,114,490      696,663    1,726,920
   Cost of shares sold                          (25,374,205)  (1,689,258)  (1,822,209)    (815,762)  (1,801,166)
                                               ------------  -----------  -----------  -----------  -----------
Net realized gains (losses) from securities
   transactions                                  (4,096,362)    (730,550)    (707,719)    (119,099)     (74,246)
Realized gain distributions                       1,991,609      936,608      647,482      685,396      395,873
                                               ------------  -----------  -----------  -----------  -----------
Net realized gains (losses)                      (2,104,753)     206,058      (60,237)     566,297      321,627
                                               ------------  -----------  -----------  -----------  -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                            1,843,723     (376,139)    (624,049)     506,328      326,360
   End of period                                (22,681,402)  (2,373,846)  (1,914,759)  (2,269,896)  (4,502,750)
                                               ------------  -----------  -----------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                (24,525,125)  (1,997,707)  (1,290,710)  (2,776,224)  (4,829,110)
                                               ------------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets from
   operations                                  $(26,879,474) $(1,799,979) $(1,352,606) $(2,262,124) $(4,663,667)
                                               ============  ===========  ===========  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)



                                                                                  MTB
                                                   BB&T       MTB      MTB      Managed
                                                  Total      Large    Large    Allocation
                                                  Return      Cap      Cap       Fund -
                                                   Bond     Growth    Value    Aggressive
                                                   VIF      Fund II  Fund II   Growth II
                                               -----------  -------  -------  -----------
Investment income:
   Dividends                                   $   410,458  $    84  $    63    $   123
                                               -----------  -------  -------    -------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (157,677)    (179)     (68)      (175)
                                               -----------  -------  -------    -------
Net investment income (loss)                       252,781      (95)      (5)       (52)
                                               -----------  -------  -------    -------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     3,348,826      905      249        319
   Cost of shares sold                          (3,330,271)  (1,054)    (310)      (414)
                                               -----------  -------  -------    -------
Net realized gains (losses) from securities
   transactions                                     18,555     (149)     (61)       (95)
Realized gain distributions                              0        0        0      2,277
                                               -----------  -------  -------    -------
Net realized gains (losses)                         18,555     (149)     (61)     2,182
                                               -----------  -------  -------    -------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                             191,739       (3)     (40)        (1)
   End of period                                    66,614   (6,708)  (2,142)    (9,453)
                                               -----------  -------  -------    -------
Change in net unrealized appreciation
   (depreciation) of investments                  (125,125)  (6,705)  (2,102)    (9,452)
                                               -----------  -------  -------    -------
Increase (decrease) in net assets from
   operations                                  $   146,211  $(6,949) $(2,168)   $(7,322)
                                               ===========  =======  =======    =======

                                                                                         Franklin
                                                                                        Templeton
                                                    MTB         MTB                        VIP
                                                  Managed      Managed     Franklin      Founding
                                                Allocation   Allocation     Income        Funds
                                                   Fund -       Fund -    Securities    Allocation
                                               Conservative   Moderate       Fund          Fund
                                                 Growth II   Growth II   (Class2) (1)  (Class2) (1)
                                               ------------  ----------  ------------  ------------
Investment income:
   Dividends                                        $  3       $  30     $   327,318   $   524,875
                                                    ----       -----     -----------   -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                    (1)         (8)        (65,058)     (167,845)
                                                    ----       -----     -----------   -----------
Net investment income (loss)                           2          22         262,260       357,030
                                                    ----       -----     -----------   -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                          16          37       5,630,664     1,313,942
   Cost of shares sold                               (17)        (51)     (6,981,199)   (1,685,815)
                                                    ----       -----     -----------   -----------
Net realized gains (losses) from securities
   transactions                                       (1)        (14)     (1,350,535)     (371,873)
Realized gain distributions                            4         102         137,056       520,608
                                                    ----       -----     -----------   -----------
Net realized gains (losses)                            3          88      (1,213,479)      148,735
                                                    ----       -----     -----------   -----------
Net unrealized appreciation (depreciation) of
   investments:
   Beginning of period                                (1)         (1)              0             0
   End of period                                     (46)       (395)     (1,363,989)   (6,883,193)
                                                    ----       -----     -----------   -----------
Change in net unrealized appreciation
   (depreciation) of investments                     (45)       (394)     (1,363,989)   (6,883,193)
                                                    ----       -----     -----------   -----------
Increase (decrease) in net assets from
   operations                                       $(40)      $(284)    $(2,315,208)  $(6,377,428)
                                                    ====       =====     ===========   ===========

(1)  For the period from February 4, 2008 (inception) to December 31, 2008.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008

                                                                             Government
                                                                                 and
                                                   Asset        Capital        Quality                      Natural
                                                Allocation    Appreciation      Bond          Growth       Resources
                                                 Portfolio     Portfolio      Portfolio     Portfolio      Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)     (Class 1)      (Class 1)
                                               ------------  -------------  ------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  3,062,752  $  (7,403,807) $  5,579,105  $  (1,452,625) $  (1,126,843)
   Net realized gains (losses)                   29,337,386     81,884,336       249,937      9,262,237     57,834,395
   Change in net unrealized appreciation
      (depreciation) of investments             (85,204,508)  (317,942,326)     (351,671)   (91,689,312)  (147,191,757)
                                               ------------  -------------  ------------  -------------  -------------
      Increase (decrease) in net assets from
         operations                             (52,804,370)  (243,461,797)    5,477,371    (83,879,700)   (90,484,205)
                                               ------------  -------------  ------------  -------------  -------------
From capital transactions:
   Net proceeds from units sold                   1,162,449      2,552,609     1,739,224        950,570        534,020
   Cost of units redeemed                       (36,433,612)   (89,537,564)  (59,964,359)   (32,379,679)   (32,220,428)
   Net transfers                                 (4,296,055)   (36,687,205)   41,257,066    (21,462,267)   (18,616,505)
   Contract maintenance charge                      (87,141)      (228,950)      (83,896)       (79,409)       (51,735)
                                               ------------  -------------  ------------  -------------  -------------
      Increase (decrease) in net assets from
         capital transactions                   (39,654,359)  (123,901,110)  (17,051,965)   (52,970,785)   (50,354,648)
                                               ------------  -------------  ------------  -------------  -------------
Increase (decrease) in net assets               (92,458,729)  (367,362,907)  (11,574,594)  (136,850,485)  (140,838,853)
Net assets at beginning of period               239,833,843    668,182,946   234,675,614    244,036,963    214,948,823
                                               ------------  -------------  ------------  -------------  -------------
Net assets at end of period                    $147,375,114  $ 300,820,039  $223,101,020  $ 107,186,478  $  74,109,970
                                               ============  =============  ============  =============  =============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        47,538         59,942        95,296         32,582          9,883
   Units redeemed                                (1,514,661)    (2,101,432)   (3,339,145)    (1,030,916)      (552,266)
   Units transferred                               (212,041)      (899,663)    2,234,362       (650,832)      (428,791)
                                               ------------  -------------  ------------  -------------  -------------
Increase (decrease) in units outstanding         (1,679,164)    (2,941,153)   (1,009,487)    (1,649,166)      (971,174)
Beginning units                                   8,873,343     12,544,886    13,002,662      6,556,944      3,208,730
                                               ------------  -------------  ------------  -------------  -------------
Ending units                                      7,194,179      9,603,733    11,993,175      4,907,778      2,237,556
                                               ============  =============  ============  =============  =============

                                                                           Government
                                                                               and
                                                  Asset        Capital       Quality                     Natural
                                                Allocation  Appreciation      Bond         Growth       Resources
                                                Portfolio     Portfolio     Portfolio     Portfolio     Portfolio
                                                (Class 2)     (Class 2)     (Class 2)     (Class 2)     (Class 2)
                                               -----------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   205,834  $ (1,572,631) $  2,672,189  $   (527,721) $   (297,241)
   Net realized gains (losses)                   2,471,547    24,962,631      (846,316)    8,034,384    12,042,059
   Change in net unrealized appreciation
      (depreciation) of investments             (6,881,402)  (74,254,508)      631,953   (32,484,830)  (32,475,097)
                                               -----------  ------------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         operations                             (4,204,021)  (50,864,508)    2,457,826   (24,978,167)  (20,730,279)
                                               -----------  ------------  ------------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                     84,112       736,998       738,863       410,274       297,000
   Cost of units redeemed                       (2,183,664)  (15,727,833)  (20,063,055)   (6,847,864)   (5,605,305)
   Net transfers                                  (251,149)   (4,243,879)    7,715,771    (4,790,239)   (1,141,921)
   Contract maintenance charge                      (2,586)      (19,993)      (19,664)      (10,232)       (5,986)
                                               -----------  ------------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                   (2,353,287)  (19,254,707)  (11,628,085)  (11,238,061)   (6,456,212)
                                               -----------  ------------  ------------  ------------  ------------
Increase (decrease) in net assets               (6,557,308)  (70,119,215)   (9,170,259)  (36,216,228)  (27,186,491)
Net assets at beginning of period               18,679,976   134,461,434   111,935,603    69,224,882    44,896,542
                                               -----------  ------------  ------------  ------------  ------------
Net assets at end of period                    $12,122,668  $ 64,342,219  $102,765,344  $ 33,008,654  $ 17,710,051
                                               ===========  ============  ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        3,337        16,048        40,509        12,620         5,073
   Units redeemed                                  (90,495)     (362,792)   (1,113,085)     (222,202)     (102,901)
   Units transferred                               (11,976)     (107,323)      422,606      (139,822)      (37,395)
                                               -----------  ------------  ------------  ------------  ------------
Increase (decrease) in units outstanding           (99,134)     (454,067)     (649,970)     (349,404)     (135,223)
Beginning units                                    700,449     2,473,375     6,197,491     1,878,339       677,466
                                               -----------  ------------  ------------  ------------  ------------
Ending units                                       601,315     2,019,308     5,547,521     1,528,935       542,243
                                               ===========  ============  ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                             Government
                                                                                 and
                                                   Asset        Capital        Quality                      Natural
                                                Allocation    Appreciation      Bond          Growth       Resources
                                                 Portfolio     Portfolio      Portfolio     Portfolio      Portfolio
                                                 (Class 3)      (Class 3)     (Class 3)      (Class 3)      (Class 3)
                                               ------------  -------------  ------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    301,237  $  (6,642,372) $ 15,206,251  $  (2,116,607) $  (1,716,112)
   Net realized gains (losses)                    3,265,860     86,485,600    (1,577,959)    26,537,129     40,100,838
   Change in net unrealized appreciation
      (depreciation) of investments             (10,733,950)  (292,297,196)      337,135   (114,229,886)  (150,002,198)
                                               ------------  -------------  ------------  -------------  -------------
      Increase (decrease) in net assets from
         operations                              (7,166,853)  (212,453,968)   13,965,427    (89,809,364)  (111,617,472)
                                               ------------  -------------  ------------  -------------  -------------
From capital transactions:
   Net proceeds from units sold                     730,489     26,875,521    71,194,500     14,478,164     17,551,993
   Cost of units redeemed                        (4,351,534)   (47,740,551)  (85,326,396)   (22,183,152)   (17,267,121)
   Net transfers                                   (848,713)     7,811,045    13,807,499      5,941,393     20,300,490
   Contract maintenance charge                       (4,351)       (74,965)      (98,973)       (37,284)       (27,597)
                                               ------------  -------------  ------------  -------------  -------------
      Increase (decrease) in net assets from
         capital transactions                    (4,474,109)   (13,128,950)     (423,370)    (1,800,879)    20,557,765
                                               ------------  -------------  ------------  -------------  -------------
Increase (decrease) in net assets               (11,640,962)  (225,582,918)   13,542,057    (91,610,243)   (91,059,707)
Net assets at beginning of period                31,765,835    521,705,334   557,013,536    218,730,283    200,622,720
                                               ------------  -------------  ------------  -------------  -------------
Net assets at end of period                    $ 20,124,873  $ 296,122,416  $570,555,593  $ 127,120,040  $ 109,563,013
                                               ============  =============  ============  =============  =============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        37,214        705,153     4,335,149        574,699        350,153
   Units redeemed                                  (182,791)    (1,122,755)   (4,792,090)      (745,911)      (318,732)
   Units transferred                                (38,582)       299,944       867,316        372,820        438,165
                                               ------------  -------------  ------------  -------------  -------------
Increase (decrease) in units outstanding           (184,159)      (117,658)      410,375        201,608        469,586
Beginning units                                   1,204,679      9,762,727    31,310,811      6,064,625      3,133,647
                                               ------------  -------------  ------------  -------------  -------------
Ending units                                      1,020,520      9,645,069    31,721,186      6,266,233      3,603,233
                                               ============  =============  ============  =============  =============


                                                Aggressive                                    Blue
                                                  Growth        Alliance                      Chip       Capital
                                                 Resources       Growth       Balanced       Growth       Growth
                                                 Portfolio     Portfolio      Portfolio    Portfolio    Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)     (Class 1)    (Class 1)
                                               ------------  -------------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (476,790) $  (4,214,343) $  1,237,274  $  (137,555) $  (149,758)
   Net realized gains (losses)                   (4,338,203)   (23,590,272)   (5,861,551)     115,011      296,367
   Change in net unrealized appreciation
      (depreciation) of investments             (30,473,814)  (126,652,559)  (17,875,562)  (5,465,135)  (5,506,522)
                                               ------------  -------------  ------------  -----------  -----------
      Increase (decrease) in net assets from
         operations                             (35,288,807)  (154,457,174)  (22,499,839)  (5,487,679)  (5,359,913)
                                               ------------  -------------  ------------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                     353,566      1,606,269       635,550       44,094       15,920
   Cost of units redeemed                        (9,847,053)   (57,071,408)  (16,466,918)  (2,639,889)  (1,981,952)
   Net transfers                                 (4,458,827)   (23,013,467)   (4,534,797)  (1,863,694)    (730,885)
   Contract maintenance charge                      (38,143)      (215,893)      (54,586)      (5,968)      (4,366)
                                               ------------  -------------  ------------  -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                   (13,990,457)   (78,694,499)  (20,420,751)  (4,465,457)  (2,701,283)
                                               ------------  -------------  ------------  -----------  -----------
Increase (decrease) in net assets               (49,279,264)  (233,151,673)  (42,920,590)  (9,953,136)  (8,061,196)
Net assets at beginning of period                76,503,300    423,159,668    94,817,626   16,771,820   13,549,487
                                               ------------  -------------  ------------  -----------  -----------
Net assets at end of period                    $ 27,224,036  $ 190,007,995  $ 51,897,036  $ 6,818,684  $ 5,488,291
                                               ============  =============  ============  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        30,535         53,213        44,981        7,082        2,602
   Units redeemed                                  (775,025)    (1,907,839)   (1,119,747)    (434,918)    (277,378)
   Units transferred                               (314,320)      (784,427)     (328,316)    (325,918)     (95,861)
                                               ------------  -------------  ------------  -----------  -----------
Increase (decrease) in units outstanding         (1,058,810)    (2,639,053)   (1,403,082)    (753,754)    (370,637)
Beginning units                                   4,460,489     11,463,534     5,601,380    2,329,044    1,483,536
                                               ------------  -------------  ------------  -----------  -----------
Ending units                                      3,401,679      8,824,481     4,198,298    1,575,290    1,112,899
                                               ============  =============  ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)


                                                                                 Davis         "Dogs"
                                                    Cash        Corporate       Venture       of Wall       Emerging
                                                 Management       Bond           Value         Street        Markets
                                                 Portfolio      Portfolio      Portfolio      Portfolio     Portfolio
                                                 (Class 1)      (Class 1)      (Class 1)      (Class 1)     (Class 1)
                                               -------------  ------------  --------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   3,952,461  $  3,541,201  $      167,991  $    466,825  $    (125,635)
   Net realized gains (losses)                    (2,029,771)     (712,374)    149,314,977     3,885,234     36,456,000
   Change in net unrealized appreciation
      (depreciation) of investments               (2,527,838)  (15,468,873)   (531,987,363)  (13,133,282)  (104,867,729)
                                               -------------  ------------  --------------  ------------  -------------
      Increase (decrease) in net assets from
         operations                                 (605,148)  (12,640,046)   (382,504,395)   (8,781,223)   (68,537,364)
                                               -------------  ------------  --------------  ------------  -------------
From capital transactions:
   Net proceeds from units sold                    4,403,353       694,878       3,655,637       240,023        319,908
   Cost of units redeemed                       (150,094,551)  (29,945,168)   (154,014,842)   (5,728,889)   (18,283,000)
   Net transfers                                 175,669,433     1,851,701     (73,691,132)   (1,802,795)   (20,411,927)
   Contract maintenance charge                       (85,623)      (44,963)       (415,376)      (16,768)       (38,493)
                                               -------------  ------------  --------------  ------------  -------------
      Increase (decrease) in net assets from
         capital transactions                     29,892,612   (27,443,552)   (224,465,713)   (7,308,429)   (38,413,512)
                                               -------------  ------------  --------------  ------------  -------------
Increase (decrease) in net assets                 29,287,464   (40,083,598)   (606,970,108)  (16,089,652)  (106,950,876)
Net assets at beginning of period                157,085,537   145,719,768   1,132,762,035    36,420,354    148,654,454
                                               -------------  ------------  --------------  ------------  -------------
Net assets at end of period                    $ 186,373,001  $105,636,170  $  525,791,927  $ 20,330,702  $  41,703,578
                                               =============  ============  ==============  ============  =============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        320,097        39,284         105,633        20,708         15,488
   Units redeemed                                (10,942,705)   (1,670,745)     (4,588,443)     (507,380)      (892,812)
   Units transferred                              12,796,227        53,194      (2,224,897)     (171,031)    (1,026,718)
                                               -------------  ------------  --------------  ------------  -------------
Increase (decrease) in units outstanding           2,173,619    (1,578,267)     (6,707,707)     (657,703)    (1,904,042)
Beginning units                                   11,415,409     7,818,914      28,232,833     2,886,729      5,540,449
                                               -------------  ------------  --------------  ------------  -------------
Ending units                                      13,589,028     6,240,647      21,525,126     2,229,026      3,636,407
                                               =============  ============  ==============  ============  =============



                                                  Equity       Fundamental     Global        Global         Growth
                                               Opportunities     Growth         Bond        Equities    Opportunities
                                                 Portfolio      Portfolio     Portfolio     Portfolio     Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)     (Class 1)     (Class 1)
                                               -------------  ------------  ------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $    (56,785) $ (1,184,186) $  1,105,376  $    585,404   $   (224,594)
   Net realized gains (losses)                     7,374,232    (5,782,063)    3,012,663     4,010,413        819,300
   Change in net unrealized appreciation
      (depreciation) of investments              (34,154,773)  (35,094,700)   (2,639,597)  (64,659,403)    (7,365,990)
                                                ------------  ------------  ------------  ------------   ------------
      Increase (decrease) in net assets from
         operations                              (26,837,326)  (42,060,949)    1,478,442   (60,063,586)    (6,771,284)
                                                ------------  ------------  ------------  ------------   ------------
From capital transactions:
   Net proceeds from units sold                      229,362       391,395       615,344       671,973         97,431
   Cost of units redeemed                        (12,039,287)  (14,184,794)  (38,172,962)  (20,057,836)    (3,502,039)
   Net transfers                                  (5,158,036)   (4,422,274)   29,175,067   (12,517,373)    (1,704,572)
   Contract maintenance charge                       (30,191)      (57,686)      (23,882)      (54,837)        (7,201)
                                                ------------  ------------  ------------  ------------   ------------
      Increase (decrease) in net assets from
         capital transactions                    (16,998,152)  (18,273,359)   (8,406,433)  (31,958,073)    (5,116,381)
                                                ------------  ------------  ------------  ------------   ------------
Increase (decrease) in net assets                (43,835,478)  (60,334,308)   (6,927,991)  (92,021,659)   (11,887,665)
Net assets at beginning of period                 79,309,576   105,460,035    72,916,266   157,423,591     22,236,254
                                                ------------  ------------  ------------  ------------   ------------
Net assets at end of period                     $ 35,474,098  $ 45,125,727  $ 65,988,275  $ 65,401,932   $ 10,348,589
                                                ============  ============  ============  ============   ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         13,440        21,700        30,446        31,948         19,824
   Units redeemed                                   (715,734)     (810,655)   (1,950,455)     (958,892)      (630,492)
   Units transferred                                (307,779)     (258,759)    1,426,908      (590,521)      (251,248)
                                                ------------  ------------  ------------  ------------   ------------
Increase (decrease) in units outstanding          (1,010,073)   (1,047,714)     (493,101)   (1,517,465)      (861,916)
Beginning units                                    3,858,303     4,922,503     3,725,872     5,972,702      3,277,374
                                                ------------  ------------  ------------  ------------   ------------
Ending units                                       2,848,230     3,874,789     3,232,771     4,455,237      2,415,458
                                                ============  ============  ============  ============   ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)

                                                                            International  International     Marsico
                                                  Growth-      High-Yield    Diversified     Growth and      Focused
                                                   Income         Bond         Equities        Income        Growth
                                                 Portfolio      Portfolio     Portfolio      Portfolio      Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)      (Class 1)      (Class 1)
                                               -------------  ------------  -------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (1,293,655) $  8,470,009  $  1,644,506   $   1,415,012  $   (381,861)
   Net realized gains (losses)                    27,524,922    (6,307,410)    9,529,346      20,078,277     6,713,021
   Change in net unrealized appreciation
      (depreciation) of investments             (166,948,088)  (36,189,458)  (61,886,454)    (98,158,588)  (23,242,460)
                                               -------------  ------------  ------------   -------------  ------------
      Increase (decrease) in net assets from
         operations                             (140,716,821)  (34,026,859)  (50,712,602)    (76,665,299)  (16,911,300)
                                               -------------  ------------  ------------   -------------  ------------
From capital transactions:
   Net proceeds from units sold                    2,295,936       788,422       574,560         729,790       162,570
   Cost of units redeemed                        (48,929,482)  (20,617,881)  (20,435,701)    (27,691,837)   (6,701,459)
   Net transfers                                 (21,378,890)   (6,929,774)   (4,057,078)    (24,731,055)   (4,878,994)
   Contract maintenance charge                      (146,150)      (38,009)      (40,782)        (55,867)      (12,032)
                                               -------------  ------------  ------------   -------------  ------------
      Increase (decrease) in net assets from
         capital transactions                    (68,158,586)  (26,797,242)  (23,959,001)    (51,748,969)  (11,429,915)
                                               -------------  ------------  ------------   -------------  ------------
Increase (decrease) in net assets               (208,875,407)  (60,824,101)  (74,671,603)   (128,414,268)  (28,341,215)
Net assets at beginning of period                367,388,712   127,924,639   139,192,910     200,680,648    48,795,490
                                               -------------  ------------  ------------   -------------  ------------
Net assets at end of period                    $ 158,513,305  $ 67,100,538  $ 64,521,307   $  72,266,380  $ 20,454,275
                                               =============  ============  ============   =============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         99,715        44,072        39,428          51,962        17,491
   Units redeemed                                 (1,844,490)   (1,105,448)   (1,524,667)     (1,775,384)     (604,102)
   Units transferred                                (797,580)     (245,922)     (387,233)     (1,553,844)     (417,773)
                                               -------------  ------------  ------------   -------------  ------------
Increase (decrease) in units outstanding          (2,542,355)   (1,307,298)   (1,872,472)     (3,277,266)   (1,004,384)
Beginning units                                   10,811,269     6,081,847     8,416,582      10,137,855     3,577,168
                                               -------------  ------------  ------------   -------------  ------------
Ending units                                       8,268,914     4,774,549     6,544,110       6,860,589     2,572,784
                                               =============  ============  ============   =============  ============

                                                    MFS
                                               Massachusetts       MFS
                                                 Investors        Total         Mid-Cap        Real
                                                   Trust          Return         Growth       Estate      Technology
                                                 Portfolio      Portfolio      Portfolio     Portfolio     Portfolio
                                                 (Class 1)      (Class 1)      (Class 1)     (Class 1)     (Class 1)
                                               -------------  -------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (552,816)  $   4,280,459  $   (944,806) $  1,075,044  $   (208,470)
   Net realized gains (losses)                      867,039      17,004,151    (5,354,990)    7,139,992    (1,618,240)
   Change in net unrealized appreciation
      (depreciation) of investments             (35,106,802)    (95,869,506)  (26,546,479)  (40,387,159)   (7,971,762)
                                               ------------   -------------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         operations                             (34,792,579)    (74,584,896)  (32,846,275)  (32,172,123)   (9,798,472)
                                               ------------   -------------  ------------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                     487,645       1,559,510       299,124       377,360        68,756
   Cost of units redeemed                       (19,519,945)    (57,763,326)  (13,000,266)  (12,504,052)   (2,013,701)
   Net transfers                                 (4,007,861)    (19,854,741)   (2,969,127)   (5,405,511)   (4,251,796)
   Contract maintenance charge                      (48,727)       (124,081)      (34,416)      (26,124)       (6,694)
                                               ------------   -------------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                   (23,088,888)    (76,182,638)  (15,704,685)  (17,558,327)   (6,203,435)
                                               ------------   -------------  ------------  ------------  ------------
Increase (decrease) in net assets               (57,881,467)   (150,767,534)  (48,550,960)  (49,730,450)  (16,001,907)
Net assets at beginning of period               120,201,972     364,898,447    85,043,221    85,266,112    22,615,569
                                               ------------   -------------  ------------  ------------  ------------
Net assets at end of period                    $ 62,320,505   $ 214,130,913  $ 36,492,261  $ 35,535,662  $  6,613,662
                                               ============   =============  ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        21,618          61,597        31,794        15,855        32,783
   Units redeemed                                  (893,170)     (2,267,101)   (1,297,276)     (544,401)     (926,650)
   Units transferred                               (175,312)       (819,428)     (312,116)     (258,222)   (2,181,599)
                                               ------------   -------------  ------------  ------------  ------------
Increase (decrease) in units outstanding         (1,046,864)     (3,024,932)   (1,577,598)     (786,768)   (3,075,466)
Beginning units                                   4,731,631      12,819,292     6,872,375     3,201,604     7,840,652
                                               ------------   -------------  ------------  ------------  ------------
Ending units                                      3,684,767       9,794,360     5,294,777     2,414,836     4,765,186
                                               ============   =============  ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)

                                                                Total
                                                  Telecom       Return     Aggressive    Alliance
                                                  Utility        Bond        Growth        Growth      Balanced
                                                 Portfolio    Portfolio    Portfolio     Portfolio     Portfolio
                                                 (Class 1)    (Class 1)    (Class 2)     (Class 2)     (Class 2)
                                               ------------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    166,080  $   916,909  $   (82,654) $   (686,551) $    209,147
   Net realized gains (losses)                      745,899   (1,191,935)     (30,511)    1,394,119        (9,996)
   Change in net unrealized appreciation
      (depreciation) of investments             (14,307,365)   1,773,521   (4,638,660)  (23,258,667)   (4,234,072)
                                               ------------  -----------  -----------  ------------  ------------
      Increase (decrease) in net assets from
         operations                             (13,395,386)   1,498,495   (4,751,825)  (22,551,099)   (4,034,921)
                                               ------------  -----------  -----------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                      92,895       98,827       48,717       359,250        48,601
   Cost of units redeemed                        (6,463,513)  (9,144,268)  (1,183,483)   (6,188,358)   (2,158,334)
   Net transfers                                 (1,411,107)   8,766,315   (1,552,676)   (1,763,062)     (453,364)
   Contract maintenance charge                      (13,602)     (16,269)      (1,783)      (11,371)       (3,440)
                                               ------------  -----------  -----------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                    (7,795,327)    (295,395)  (2,689,225)   (7,603,541)   (2,566,537)
                                               ------------  -----------  -----------  ------------  ------------
Increase (decrease) in net assets               (21,190,713)   1,203,100   (7,441,050)  (30,154,640)   (6,601,458)
Net assets at beginning of period                39,204,694   43,832,167   11,044,347    59,148,406    16,049,705
                                               ------------  -----------  -----------  ------------  ------------
Net assets at end of period                    $ 18,013,981  $45,035,267  $ 3,603,297  $ 28,993,766  $  9,448,247
                                               ============  ===========  ===========  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         6,012        4,501        3,351        11,438         3,267
   Units redeemed                                  (426,979)    (415,616)     (94,875)     (210,168)     (152,928)
   Units transferred                               (130,117)     396,912     (102,964)      (55,878)      (33,441)
                                               ------------  -----------  -----------  ------------  ------------
Increase (decrease) in units outstanding           (551,084)     (14,203)    (194,488)     (254,608)     (183,102)
Beginning units                                   2,167,856    1,970,247      649,125     1,605,788       954,994
                                               ------------  -----------  -----------  ------------  ------------
Ending units                                      1,616,772    1,956,044      454,637     1,351,180       771,892
                                               ============  ===========  ===========  ============  ============

                                                   Blue                                                  Davis
                                                   Chip       Capital        Cash        Corporate      Venture
                                                  Growth       Growth     Management        Bond         Value
                                                Portfolio    Portfolio     Portfolio     Portfolio     Portfolio
                                                (Class 2)    (Class 2)     (Class 2)     (Class 2)     (Class 2)
                                               -----------  -----------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (86,903) $   (64,964) $  1,173,456  $  1,105,818  $   (224,914)
   Net realized gains (losses)                     192,942      236,292      (383,217)     (358,491)   25,949,471
   Change in net unrealized appreciation
      (depreciation) of investments             (3,237,644)  (2,490,989)   (1,123,330)   (5,094,762)  (88,993,846)
                                               -----------  -----------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         operations                             (3,131,605)  (2,319,661)     (333,091)   (4,347,435)  (63,269,289)
                                               -----------  -----------  ------------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                      9,716        6,152     1,329,015       177,132       760,393
   Cost of units redeemed                       (1,168,782)    (611,005)  (47,104,660)   (7,555,446)  (21,506,422)
   Net transfers                                  (406,251)    (390,680)   47,513,490      (812,839)  (12,890,486)
   Contract maintenance charge                      (1,786)        (875)      (10,711)       (6,608)      (27,443)
                                               -----------  -----------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                   (1,567,103)    (996,408)    1,727,134    (8,197,761)  (33,663,958)
                                               -----------  -----------  ------------  ------------  ------------
Increase (decrease) in net assets               (4,698,708)  (3,316,069)    1,394,043   (12,545,196)  (96,933,247)
Net assets at beginning of period                8,792,084    5,719,187    57,514,246    48,501,854   184,372,113
                                               -----------  -----------  ------------  ------------  ------------
Net assets at end of period                    $ 4,093,376  $ 2,403,118  $ 58,908,289  $ 35,956,658  $ 87,438,866
                                               ===========  ===========  ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        1,502          836        97,636         9,719        21,270
   Units redeemed                                 (197,638)     (83,910)   (3,468,626)     (425,988)     (648,948)
   Units transferred                               (81,798)     (56,995)    3,497,674       (62,572)     (383,290)
                                               -----------  -----------  ------------  ------------  ------------
Increase (decrease) in units outstanding          (277,934)    (140,069)      126,684      (478,841)   (1,010,968)
Beginning units                                  1,243,244      633,367     4,220,513     2,630,945     4,596,592
                                               -----------  -----------  ------------  ------------  ------------
Ending units                                       965,310      493,298     4,347,197     2,152,104     3,585,624
                                               ===========  ===========  ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)

                                                  "Dogs"
                                                    of
                                                   Wall        Emerging       Equity         Foreign    Fundamental
                                                  Street        Markets    Opportunities      Value        Growth
                                                 Portfolio     Portfolio     Portfolio      Portfolio    Portfolio
                                                 (Class 2)     (Class 2)     (Class 2)      (Class 2)    (Class 2)
                                               ------------  ------------  -------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    152,798  $    (56,590) $    (29,122)  $    670,566  $   (81,188)
   Net realized gains (losses)                    1,552,917     6,385,129     1,723,853      7,201,666      160,110
   Change in net unrealized appreciation
      (depreciation) of investments              (4,937,813)  (20,201,987)   (6,949,331)   (37,114,522)  (2,889,219)
                                               ------------  ------------  ------------   ------------  -----------
      Increase (decrease) in net assets from
         operations                              (3,232,098)  (13,873,448)   (5,254,600)   (29,242,290)  (2,810,297)
                                               ------------  ------------  ------------   ------------  -----------
From capital transactions:
   Net proceeds from units sold                      92,961       146,291       187,488        448,081       69,304
   Cost of units redeemed                        (1,776,077)   (2,731,876)   (1,913,001)    (6,413,152)    (821,576)
   Net transfers                                 (1,263,335)   (6,503,499)     (483,322)    (3,442,678)    (182,159)
   Contract maintenance charge                       (2,556)       (3,188)       (2,579)        (9,457)      (1,341)
                                               ------------  ------------  ------------   ------------  -----------
      Increase (decrease) in net assets from
         capital transactions                    (2,949,007)   (9,092,272)   (2,211,414)    (9,417,206)    (935,772)
                                               ------------  ------------  ------------   ------------  -----------
Increase (decrease) in net assets                (6,181,105)  (22,965,720)   (7,466,014)   (38,659,496)  (3,746,069)
Net assets at beginning of period                13,674,579    31,441,510    14,780,533     75,531,447    6,766,692
                                               ------------  ------------  ------------   ------------  -----------
Net assets at end of period                    $  7,493,474  $  8,475,790  $  7,314,519   $ 36,871,951  $ 3,020,623
                                               ============  ============  ============   ============  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         7,871         7,064        10,453         23,617        3,852
   Units redeemed                                  (160,515)     (145,305)     (114,813)      (367,145)     (48,287)
   Units transferred                               (110,690)     (298,907)      (27,828)      (196,214)     (11,842)
                                               ------------  ------------  ------------   ------------  -----------
Increase (decrease) in units outstanding           (263,334)     (437,148)     (132,188)      (539,742)     (56,277)
Beginning units                                   1,095,283     1,187,756       727,508      3,365,594      318,015
                                               ------------  ------------  ------------   ------------  -----------
Ending units                                        831,949       750,608       595,320      2,825,852      261,738
                                               ============  ============  ============   ============  ===========



                                                  Global        Global         Growth        Growth-     High-Yield
                                                   Bond        Equities    Opportunities     Income         Bond
                                                 Portfolio     Portfolio     Portfolio      Portfolio     Portfolio
                                                 (Class 2)     (Class 2)     (Class 2)      (Class 2)     (Class 2)
                                               ------------  ------------  -------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    304,916  $     32,766   $  (101,412)  $   (144,803) $  1,831,615
   Net realized gains (losses)                      603,655     1,507,101       529,411      3,093,830    (1,022,895)
   Change in net unrealized appreciation
      (depreciation) of investments                (512,226)   (8,429,905)   (3,334,052)   (13,772,190)   (8,488,879)
                                               ------------  ------------   -----------   ------------  ------------
      Increase (decrease) in net assets from
         operations                                 396,345    (6,890,038)   (2,906,053)   (10,823,163)   (7,680,159)
                                               ------------  ------------   -----------   ------------  ------------
From capital transactions:
   Net proceeds from units sold                      94,519        60,891        55,929         65,924        67,369
   Cost of units redeemed                        (3,497,398)   (2,604,343)     (827,833)    (3,329,943)   (4,203,770)
   Net transfers                                  3,365,394    (2,753,287)   (1,259,433)    (2,971,602)   (4,043,919)
   Contract maintenance charge                       (3,247)       (2,599)       (1,218)        (5,036)       (3,353)
                                               ------------  ------------   -----------   ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                       (40,732)   (5,299,338)   (2,032,555)    (6,240,657)   (8,183,673)
                                               ------------  ------------   -----------   ------------  ------------
Increase (decrease) in net assets                   355,613   (12,189,376)   (4,938,608)   (17,063,820)  (15,863,832)
Net assets at beginning of period                18,024,074    19,379,314     9,154,888     28,979,639    30,982,321
                                               ------------  ------------   -----------   ------------  ------------
Net assets at end of period                    $ 18,379,687  $  7,189,938   $ 4,216,280   $ 11,915,819  $ 15,118,489
                                               ============  ============   ===========   ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         4,720         2,549         9,191          2,266         3,536
   Units redeemed                                  (179,426)     (121,273)     (155,089)      (121,922)     (228,093)
   Units transferred                                157,809      (128,105)     (222,037)      (106,967)     (175,958)
                                               ------------  ------------   -----------   ------------  ------------
Increase (decrease) in units outstanding            (16,897)     (246,829)     (367,935)      (226,623)     (400,515)
Beginning units                                     923,705       739,069     1,364,018        848,272     1,491,422
                                               ------------  ------------   -----------   ------------  ------------
Ending units                                        906,808       492,240       996,083        621,649     1,090,907
                                               ============  ============   ===========   ============  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)

                                                              International                     MFS
                                               International      Growth        Marsico    Massachusetts       MFS
                                                Diversified        and          Focused      Investors        Total
                                                  Equities        Income        Growth         Trust         Return
                                                 Portfolio      Portfolio      Portfolio     Portfolio      Portfolio
                                                 (Class 2)      (Class 2)      (Class 2)      (Class 2)     (Class 2)
                                               -------------  -------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    677,703    $    194,881  $   (379,633) $   (140,414)  $  1,187,885
   Net realized gains (losses)                    4,071,566       4,514,373     6,554,518     1,302,557      4,835,195
   Change in net unrealized appreciation
      (depreciation) of investments             (26,807,278)    (18,037,143)  (21,731,336)   (8,243,870)   (30,698,846)
                                               ------------    ------------  ------------  ------------   ------------
      Increase (decrease) in net assets from
         operations                             (22,058,009)    (13,327,889)  (15,556,451)   (7,081,727)   (24,675,766)
                                               ------------    ------------  ------------  ------------   ------------
From capital transactions:
   Net proceeds from units sold                     244,557         115,536       184,901       182,406        955,040
   Cost of units redeemed                        (5,725,380)     (4,540,780)   (4,524,835)   (3,007,202)   (17,800,027)
   Net transfers                                 (1,060,468)     (5,006,808)   (2,192,824)     (501,353)   (10,662,067)
   Contract maintenance charge                       (8,533)         (3,719)       (4,570)       (3,813)       (19,794)
                                               ------------    ------------  ------------  ------------   ------------
      Increase (decrease) in net assets from
         capital transactions                    (6,549,824)     (9,435,771)   (6,537,328)   (3,329,962)   (27,526,848)
                                               ------------    ------------  ------------  ------------   ------------
Increase (decrease) in net assets               (28,607,833)    (22,763,660)  (22,093,779)  (10,411,689)   (52,202,614)
Net assets at beginning of period                57,269,092      35,944,347    41,823,533    23,715,821    119,855,497
                                               ------------    ------------  ------------  ------------   ------------
Net assets at end of period                    $ 28,661,259    $ 13,180,687  $ 19,729,754  $ 13,304,132   $ 67,652,883
                                               ============    ============  ============  ============   ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        16,544           6,925        16,285         8,236         35,678
   Units redeemed                                  (439,227)       (285,106)     (414,213)     (138,231)      (704,777)
   Units transferred                               (134,633)       (285,857)     (189,204)      (15,593)      (439,487)
                                               ------------    ------------  ------------  ------------   ------------
Increase (decrease) in units outstanding           (557,316)       (564,038)     (587,132)     (145,588)    (1,108,586)
Beginning units                                   3,499,414       1,818,911     3,098,296       937,193      4,204,979
                                               ------------    ------------  ------------  ------------   ------------
Ending units                                      2,942,098       1,254,873     2,511,164       791,605      3,096,393
                                               ============    ============  ============  ============   ============

                                                                              Small &
                                                                                Mid
                                                  Mid-Cap        Real           Cap                     Telecom
                                                   Growth       Estate         Value      Technology    Utility
                                                 Portfolio     Portfolio     Portfolio    Portfolio    Portfolio
                                                 (Class 2)     (Class 2)     (Class 2)    (Class 2)    (Class 2)
                                               ------------  ------------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (459,640) $    233,839  $   (441,803) $   (83,600) $    27,157
   Net realized gains (losses)                    1,098,017     1,063,306     2,914,181     (336,301)     228,683
   Change in net unrealized appreciation
      (depreciation) of investments             (16,612,655)  (10,294,789)  (16,679,055)  (3,279,461)  (2,437,591)
                                               ------------  ------------  ------------  -----------  -----------
      Increase (decrease) in net assets from
         operations                             (15,974,278)   (8,997,644)  (14,206,677)  (3,699,362)  (2,181,751)
                                               ------------  ------------  ------------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                     202,373       106,268       190,441       23,316       55,175
   Cost of units redeemed                        (4,351,531)   (3,311,049)   (5,307,413)  (1,073,377)  (1,023,427)
   Net transfers                                 (1,954,255)   (2,329,605)   (2,460,604)    (702,339)     711,290
   Contract maintenance charge                       (6,850)       (3,855)       (6,040)      (1,485)      (1,026)
                                               ------------  ------------  ------------  -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                    (6,110,263)   (5,538,241)   (7,583,616)  (1,753,885)    (257,988)
                                               ------------  ------------  ------------  -----------  -----------
Increase (decrease) in net assets               (22,084,541)  (14,535,885)  (21,790,293)  (5,453,247)  (2,439,739)
Net assets at beginning of period                40,461,275    24,726,909    44,841,243    8,221,130    5,342,993
                                               ------------  ------------  ------------  -----------  -----------
Net assets at end of period                    $ 18,376,734  $ 10,191,024  $ 23,050,950  $ 2,767,883  $ 2,903,254
                                               ============  ============  ============  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        18,917         4,590        11,037       10,082        3,449
   Units redeemed                                  (436,408)     (150,278)     (329,285)    (502,992)     (68,076)
   Units transferred                               (186,411)      (92,128)     (157,930)    (369,113)      30,197
                                               ------------  ------------  ------------  -----------  -----------
Increase (decrease) in units outstanding           (603,902)     (237,816)     (476,178)    (862,023)     (34,430)
Beginning units                                   3,266,960       940,405     2,435,210    2,882,621      299,160
                                               ------------  ------------  ------------  -----------  -----------
Ending units                                      2,663,058       702,589     1,959,032    2,020,598      264,730
                                               ============  ============  ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)

                                                                                           American      American
                                                                                             Funds         Funds
                                                  Total                                      Asset        Global
                                                  Return     Aggressive     Alliance      Allocation      Growth
                                                   Bond         Growth       Growth          SAST          SAST
                                                Portfolio     Portfolio     Portfolio      Portfolio     Portfolio
                                                (Class 2)     (Class 3)     (Class 3)      (Class 3)     (Class 3)
                                               -----------  ------------  -------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   226,649  $   (170,336) $  (2,887,937) $    (91,039) $   (218,817)
   Net realized gains (losses)                      71,637      (665,839)     1,801,163      (516,248)       (8,669)
   Change in net unrealized appreciation
      (depreciation) of investments                133,904    (8,740,591)   (91,871,916)  (10,120,319)  (42,364,717)
                                               -----------  ------------  -------------  ------------  ------------
      Increase (decrease) in net assets from
         operations                                432,190    (9,576,766)   (92,958,690)  (10,727,606)  (42,592,203)
                                               -----------  ------------  -------------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                     28,241     1,087,555      2,295,242    15,275,236    38,329,761
   Cost of units redeemed                       (1,315,238)   (1,483,834)   (20,103,557)   (1,397,001)   (3,340,200)
   Net transfers                                 5,979,243      (711,317)    (8,306,636)    8,202,085    29,100,845
   Contract maintenance charge                      (1,331)       (3,747)       (40,738)       (2,732)       (9,364)
                                               -----------  ------------  -------------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                    4,690,915    (1,111,343)   (26,155,689)   22,077,588    64,081,042
                                               -----------  ------------  -------------  ------------  ------------
Increase (decrease) in net assets                5,123,105   (10,688,109)  (119,114,379)   11,349,982    21,488,839
Net assets at beginning of period                6,851,081    19,120,314    242,549,984    17,992,072    62,382,919
                                               -----------  ------------  -------------  ------------  ------------
Net assets at end of period                    $11,974,186  $  8,432,205  $ 123,435,605  $ 29,342,054  $ 83,871,758
                                               ===========  ============  =============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        1,305        72,479         79,069     1,506,501     3,620,651
   Units redeemed                                  (60,537)     (115,762)      (695,004)     (150,360)     (359,846)
   Units transferred                               275,116       (11,813)      (213,493)      871,977     3,041,799
                                               -----------  ------------  -------------  ------------  ------------
Increase (decrease) in units outstanding           215,884       (55,096)      (829,428)    2,228,118     6,302,604
Beginning units                                    311,578     1,132,730      6,743,033     1,635,158     5,142,687
                                               -----------  ------------  -------------  ------------  ------------
Ending units                                       527,462     1,077,634      5,913,605     3,863,276    11,445,291
                                               ===========  ============  =============  ============  ============


                                                 American       American
                                                   Funds         Funds                        Blue
                                                  Growth      Growth-Income                  Chip         Capital
                                                   SAST          SAST          Balanced      Growth       Growth
                                                 Portfolio     Portfolio      Portfolio    Portfolio     Portfolio
                                                 (Class 3)     (Class 3)      (Class 3)    (Class 3)     (Class 3)
                                               ------------  --------------  -----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $ (1,153,570)  $   (722,101)  $   252,586  $  (186,670) $   (750,089)
   Net realized gains (losses)                       (2,027)      (588,252)     (319,593)      82,228      (853,068)
   Change in net unrealized appreciation
      (depreciation) of investments             (63,774,906)   (53,569,869)   (4,901,376)  (6,232,263)  (26,331,312)
                                               ------------   ------------   -----------  -----------  ------------
      Increase (decrease) in net assets from
         operations                             (64,930,503)   (54,880,222)   (4,968,383)  (6,336,705)  (27,934,469)
                                               ------------   ------------   -----------  -----------  ------------
From capital transactions:
   Net proceeds from units sold                  44,308,788     46,074,872     1,422,980    1,051,388    13,318,245
   Cost of units redeemed                        (4,985,089)    (4,948,403)   (2,729,007)  (1,401,085)   (2,615,875)
   Net transfers                                 41,183,401     40,965,694     1,331,435     (889,235)   21,126,055
   Contract maintenance charge                      (13,910)       (12,648)       (3,459)      (2,677)       (6,137)
                                               ------------   ------------   -----------  -----------  ------------
      Increase (decrease) in net assets from
         capital transactions                    80,493,190     82,079,515        21,949   (1,241,609)   31,822,288
                                               ------------   ------------   -----------  -----------  ------------
Increase (decrease) in net assets                15,562,687     27,199,293    (4,946,434)  (7,578,314)    3,887,819
Net assets at beginning of period                84,729,982     81,260,540    17,414,478   16,543,909    36,234,272
                                               ------------   ------------   -----------  -----------  ------------
Net assets at end of period                    $100,292,669   $108,459,833   $12,468,044  $ 8,965,595  $ 40,122,091
                                               ============   ============   ===========  ===========  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     4,271,873      4,772,984       101,372      145,736     1,570,220
   Units redeemed                                  (557,162)      (576,169)     (190,323)    (234,615)     (378,802)
   Units transferred                              4,627,670      4,697,620        85,486     (156,989)    2,958,819
                                               ------------   ------------   -----------  -----------  ------------
Increase (decrease) in units outstanding          8,342,381      8,894,435        (3,465)    (245,868)    4,150,237
Beginning units                                   7,222,806      7,486,135     1,045,325    2,340,254     4,001,416
                                               ------------   ------------   -----------  -----------  ------------
Ending units                                     15,565,187     16,380,570     1,041,860    2,094,386     8,151,653
                                               ============   ============   ===========  ===========  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2008
                                  (continued)

                                                                                  Davis
                                                    Cash        Corporate       Venture       "Dogs" of     Emerging
                                                 Management        Bond          Value       Wall Street     Markets
                                                 Portfolio      Portfolio      Portfolio      Portfolio     Portfolio
                                                 (Class 3)      (Class 3)      (Class 3)      (Class 3)     (Class 3)
                                               -------------  -------------  -------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   6,394,341  $  10,911,314  $  (1,201,835) $    201,268  $    (189,341)
   Net realized gains (losses)                    (1,878,493)    (7,646,680)    78,510,769     1,350,507     41,379,906
   Change in net unrealized appreciation
      (depreciation) of investments               (6,551,720)   (45,134,895)  (335,195,226)   (6,188,642)  (142,166,051)
                                               -------------  -------------  -------------  ------------  -------------
      Increase (decrease) in net assets from
         operations                               (2,035,872)   (41,870,261)  (257,886,292)   (4,636,867)  (100,975,486)
                                               -------------  -------------  -------------  ------------  -------------
From capital transactions:
   Net proceeds from units sold                   40,729,395     59,741,406     39,726,798       906,537     21,215,101
   Cost of units redeemed                       (169,326,470)   (42,118,045)   (57,058,339)   (2,695,807)   (11,872,096)
   Net transfers                                 269,467,465      1,243,970    (10,025,798)        8,740     16,826,877
   Contract maintenance charge                       (48,345)       (59,334)      (105,113)       (2,900)       (20,041)
                                               -------------  -------------  -------------  ------------  -------------
      Increase (decrease) in net assets from
         capital transactions                    140,822,045     18,807,997    (27,462,452)   (1,783,430)    26,149,841
                                               -------------  -------------  -------------  ------------  -------------
Increase (decrease) in net assets                138,786,173    (23,062,264)  (285,348,744)   (6,420,297)   (74,825,645)
Net assets at beginning of period                229,635,212    367,171,144    679,538,448    17,644,260    160,604,624
                                               -------------  -------------  -------------  ------------  -------------
Net assets at end of period                    $ 368,421,385  $ 344,108,880  $ 394,189,704  $ 11,223,963  $  85,778,979
                                               =============  =============  =============  ============  =============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      3,133,077      3,595,401      1,429,896        81,289      1,020,121
   Units redeemed                                (12,579,293)    (2,429,033)    (1,776,853)     (251,630)      (623,281)
   Units transferred                              19,966,133       (121,319)       (22,640)        5,702      1,292,762
                                               -------------  -------------  -------------  ------------  -------------
Increase (decrease) in units outstanding          10,519,917      1,045,049       (369,597)     (164,639)     1,689,602
Beginning units                                   17,016,940     20,321,908     17,320,915     1,426,345      6,169,271
                                               -------------  -------------  -------------  ------------  -------------
Ending units                                      27,536,857     21,366,957     16,951,318     1,261,706      7,858,873
                                               =============  =============  =============  ============  =============


                                                   Equity        Foreign      Fundamental     Global         Global
                                               Opportunities      Value          Growth        Bond         Equities
                                                 Portfolio      Portfolio      Portfolio     Portfolio      Portfolio
                                                 (Class 3)      (Class 3)      (Class 3)     (Class 3)      (Class 3)
                                               -------------  -------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (198,158)  $   4,148,618  $ (1,212,298) $  1,903,284   $     68,663
   Net realized gains (losses)                    5,550,185      38,163,674    (1,042,729)    2,976,669      1,130,306
   Change in net unrealized appreciation
      (depreciation) of investments             (26,545,553)   (224,650,111)  (42,558,760)   (2,934,897)   (15,850,232)
                                               ------------   -------------  ------------  ------------   ------------
      Increase (decrease) in net assets from
         operations                             (21,193,526)   (182,337,819)  (44,813,787)    1,945,056    (14,651,263)
                                               ------------   -------------  ------------  ------------   ------------
From capital transactions:
   Net proceeds from units sold                     944,135      34,806,817    22,484,015    20,129,349      2,811,446
   Cost of units redeemed                        (7,106,973)    (45,719,982)   (4,397,169)  (13,550,194)    (3,449,564)
   Net transfers                                 (1,419,852)        108,425    35,025,622    24,657,550     (2,520,640)
   Contract maintenance charge                       (7,926)        (72,909)       (9,725)      (13,207)        (3,707)
                                               ------------   -------------  ------------  ------------   ------------
      Increase (decrease) in net assets from
         capital transactions                    (7,590,616)    (10,877,649)   53,102,743    31,223,498     (3,162,465)
                                               ------------   -------------  ------------  ------------   ------------
Increase (decrease) in net assets               (28,784,142)   (193,215,468)    8,288,956    33,168,554    (17,813,728)
Net assets at beginning of period                59,257,669     443,691,315    57,223,390    78,731,321     35,551,355
                                               ------------   -------------  ------------  ------------   ------------
Net assets at end of period                    $ 30,473,527   $ 250,475,847  $ 65,512,346  $111,899,875   $ 17,737,627
                                               ============   =============  ============  ============   ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        54,399       2,030,337     1,306,284     1,108,970        147,400
   Units redeemed                                  (431,111)     (2,603,311)     (282,784)     (705,553)      (167,521)
   Units transferred                                (57,477)        218,875     2,229,471     1,199,509        (97,174)
                                               ------------   -------------  ------------  ------------   ------------
Increase (decrease) in units outstanding           (434,189)       (354,099)    3,252,971     1,602,926       (117,295)
Beginning units                                   2,944,793      19,952,046     2,780,518     4,114,757      1,384,670
                                               ------------   -------------  ------------  ------------   ------------
Ending units                                      2,510,604      19,597,947     6,033,489     5,717,683      1,267,375
                                               ============   =============  ============  ============   ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                                          International
                                                                                           International     Growth
                                                   Growth                     High-Yield    Diversified        and
                                               Opportunities  Growth-Income      Bond        Equities         Income
                                                 Portfolio      Portfolio      Portfolio     Portfolio      Portfolio
                                                 (Class 3)      (Class 3)      (Class 3)     (Class 3)      (Class 3)
                                               -------------  -------------  ------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (683,524)  $   (163,556)  $  5,866,115  $   4,235,693  $   2,927,873
   Net realized gains (losses)                      407,380      2,458,078     (4,170,057)    12,573,356     21,950,412
   Change in net unrealized appreciation
     (depreciation) of investments              (20,351,911)   (12,377,762)   (25,852,705)  (153,238,366)  (154,104,025)
                                               ------------   ------------   ------------  -------------  -------------
      Increase (decrease) in net assets from
         operations                             (20,628,055)   (10,083,240)   (24,156,647)  (136,429,317)  (129,225,740)
                                               ------------   ------------   ------------  -------------  -------------
From capital transactions:
   Net proceeds from units sold                  13,584,796      1,332,702      6,169,731     22,360,352     49,264,006
   Cost of units redeemed                        (3,137,892)    (2,303,007)    (9,332,708)   (30,630,588)   (16,086,374)
   Net transfers                                  3,695,083     (2,484,543)    (2,538,159)    11,548,839     46,119,712
   Contract maintenance charge                       (6,707)        (3,506)       (10,267)       (55,216)       (30,565)
                                               ------------   ------------   ------------  -------------  -------------
      Increase (decrease) in net assets from
         capital transactions                    14,135,280     (3,458,354)    (5,711,403)     3,223,387     79,266,779
                                               ------------   ------------   ------------  -------------  -------------
Increase (decrease) in net assets                (6,492,775)   (13,541,594)   (29,868,050)  (133,205,930)   (49,958,961)
Net assets at beginning of period                47,992,334     25,653,329     82,455,078    324,999,091    224,074,458
                                               ------------   ------------   ------------  -------------  -------------
Net assets at end of period                    $ 41,499,559   $ 12,111,735   $ 52,587,028  $ 191,793,161  $ 174,115,497
                                               ============   ============   ============  =============  =============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     2,282,523         63,987        349,137      1,600,419      3,173,870
   Units redeemed                                  (593,496)       (86,902)      (504,313)    (2,385,296)    (1,086,236)
   Units transferred                                839,836        (77,700)        39,041        773,318      3,654,302
                                               ------------   ------------   ------------  -------------  -------------
Increase (decrease) in units outstanding          2,528,863       (100,615)      (116,135)       (11,559)     5,741,936
Beginning units                                   7,169,085        764,969      4,009,189     20,035,958     11,611,168
                                               ------------   ------------   ------------  -------------  -------------
Ending units                                      9,697,948        664,354      3,893,054     20,024,399     17,353,104
                                               ============   ============   ============  =============  =============

                                                                  MFS
                                                  Marsico    Massachusetts      MFS
                                                  Focused      Investors        Total         Mid-Cap        Real
                                                  Growth         Trust         Return         Growth        Estate
                                                 Portfolio     Portfolio      Portfolio      Portfolio     Portfolio
                                                 (Class 3)     (Class 3)      (Class 3)      (Class 3)     (Class 3)
                                               ------------  -------------  -------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (522,655) $   (358,873)  $   3,348,115  $ (1,152,610)  $  2,125,141
   Net realized gains (losses)                    6,297,212     1,402,263       5,548,519       815,349      9,595,533
   Change in net unrealized appreciation
     (depreciation) of investments              (25,380,969)  (23,268,007)    (80,093,225)  (39,029,893)   (81,482,006)
                                               ------------  ------------   -------------  ------------   ------------
      Increase (decrease) in net assets from
         operations                             (19,606,412)  (22,224,617)    (71,196,591)  (39,367,154)   (69,761,332)
                                               ------------  ------------   -------------  ------------   ------------
From capital transactions:
   Net proceeds from units sold                   3,014,852    19,775,706       9,374,843     6,047,272     26,847,057
   Cost of units redeemed                        (3,132,847)   (6,882,192)    (34,533,220)   (9,130,812)   (10,891,881)
   Net transfers                                 (1,442,972)   10,352,893     (28,966,508)    1,153,970     20,416,366
   Contract maintenance charge                       (5,092)       (8,725)        (48,610)      (15,361)       (21,801)
                                               ------------  ------------   -------------  ------------   ------------
      Increase (decrease) in net assets from
         capital transactions                    (1,566,059)   23,237,682     (54,173,495)   (1,944,931)    36,349,741
                                               ------------  ------------   -------------  ------------   ------------
Increase (decrease) in net assets               (21,172,471)    1,013,065    (125,370,086)  (41,312,085)   (33,411,591)
Net assets at beginning of period                46,728,274    53,356,709     326,148,107    90,444,749    136,407,759
                                               ------------  ------------   -------------  ------------   ------------
Net assets at end of period                    $ 25,555,803  $ 54,369,774   $ 200,778,021  $ 49,132,664   $102,996,168
                                               ============  ============   =============  ============   ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       262,269     1,000,517         430,849       549,399      1,355,959
   Units redeemed                                  (301,926)     (323,816)     (1,394,362)     (929,265)      (507,552)
   Units transferred                               (159,228)      608,271      (1,212,710)      208,370      1,525,378
                                               ------------  ------------   -------------  ------------   ------------
Increase (decrease) in units outstanding           (198,885)    1,284,972      (2,176,223)     (171,496)     2,373,785
Beginning units                                   3,487,654     2,125,436      11,567,461     7,347,399      5,359,753
                                               ------------  ------------   -------------  ------------   ------------
Ending units                                      3,288,769     3,410,408       9,391,238     7,175,903      7,733,538
                                               ============  ============   =============  ============   ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                   Small
                                                     &
                                                    Mid           Small                                   Total
                                                    Cap          Company                    Telecom      Return
                                                   Value          Value      Technology     Utility       Bond
                                                 Portfolio      Portfolio     Portfolio    Portfolio    Portfolio
                                                 (Class 3)      (Class 3)     (Class 3)    (Class 3)    (Class 3)
                                               -------------  ------------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (3,938,967) $   (964,596) $   (287,036) $    75,405  $ 1,679,591
   Net realized gains (losses)                    19,623,167    (1,308,976)     (741,843)    (582,278)      25,730
   Change in net unrealized appreciation
     (depreciation) of investments              (138,394,079)  (27,571,098)  (11,120,018)  (3,496,900)   2,172,334
                                               -------------  ------------  ------------  -----------  -----------
      Increase (decrease) in net assets from
         operations                             (122,709,879)  (29,844,670)  (12,148,897)  (4,003,773)   3,877,655
                                               -------------  ------------  ------------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                   47,675,872    19,418,939     1,305,642    2,092,857   42,899,686
   Cost of units redeemed                        (32,401,702)   (3,959,515)   (2,160,058)    (492,792)  (2,842,941)
   Net transfers                                  23,292,769    13,426,235     2,019,462    2,284,852   33,262,951
   Contract maintenance charge                       (53,134)      (10,070)       (3,606)      (1,194)      (1,335)
                                               -------------  ------------  ------------  -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                     38,513,805    28,875,589     1,161,440    3,883,723   73,318,361
                                               -------------  ------------  ------------  -----------  -----------
Increase (decrease) in net assets                (84,196,074)     (969,081)  (10,987,457)    (120,050)  77,196,016
Net assets at beginning of period                311,186,779    64,473,065    22,360,904    6,686,022    3,467,341
                                               -------------  ------------  ------------  -----------  -----------
Net assets at end of period                    $ 226,990,705  $ 63,503,984  $ 11,373,447  $ 6,565,972  $80,663,357
                                               =============  ============  ============  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      3,020,487     2,216,060       521,754      134,506    2,217,191
   Units redeemed                                 (2,039,643)     (502,231)   (1,077,868)     (37,795)    (136,697)
   Units transferred                               1,795,650     1,831,837     1,005,390      135,913    1,674,125
                                               -------------  ------------  ------------  -----------  -----------
Increase (decrease) in units outstanding           2,776,494     3,545,666       449,276      232,624    3,754,619
Beginning units                                   17,135,184     6,940,031     7,848,598      377,107      165,673
                                               -------------  ------------  ------------  -----------  -----------
Ending units                                      19,911,678    10,485,697     8,297,874      609,731    3,920,292
                                               =============  ============  ============  ===========  ===========



                                                                               Growth
                                                  Capital                       and         Diversified      Equity
                                                  Growth        Comstock       Income      International     Income
                                                 Portfolio     Portfolio      Portfolio       Account        Account
                                                (Class II)     (Class II)     (Class II)     (Class 1)      (Class 1)
                                               ------------  -------------  -------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (282,648) $   1,788,931  $   1,008,715   $    16,104   $    498,829
   Net realized gains (losses)                      363,907      6,916,660     12,453,969       117,497      2,935,637
   Change in net unrealized appreciation
     (depreciation) of investments              (12,650,261)  (123,763,344)  (195,200,272)   (2,598,161)   (21,705,029)
                                               ------------  -------------  -------------   ------------  ------------
      Increase (decrease) in net assets from
         operations                             (12,569,002)  (115,057,753)  (181,737,588)   (2,464,560)   (18,270,563)
                                               ------------  -------------  -------------   ------------  ------------
From capital transactions:
   Net proceeds from units sold                     446,669     23,195,327     54,700,004        35,399         66,981
   Cost of units redeemed                        (3,149,282)   (40,493,660)   (57,859,361)     (651,923)    (7,945,305)
   Net transfers                                 (1,137,924)    (6,000,526)     7,049,135      (336,717)    (7,453,163)
   Contract maintenance charge                       (6,077)       (79,010)      (109,526)         (545)        (8,778)
                                               ------------  -------------  -------------   ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                    (3,846,614)   (23,377,869)     3,780,252      (953,786)   (15,340,265)
                                               ------------  -------------  -------------   ------------  ------------
Increase (decrease) in net assets               (16,415,616)  (138,435,622)  (177,957,336)   (3,418,346)   (33,610,828)
Net assets at beginning of period                28,034,658    331,165,533    537,318,833     5,628,012     61,774,881
                                               ------------  -------------  -------------   ------------  ------------
Net assets at end of period                    $ 11,619,042  $ 192,729,911  $ 359,361,497   $ 2,209,666   $ 28,164,053
                                               ============  =============  =============   ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        46,165      2,091,469      4,189,049         6,004          7,048
   Units redeemed                                  (353,753)    (3,593,483)    (4,460,688)     (104,778)      (883,232)
   Units transferred                               (125,347)      (334,004)       631,680       (64,792)      (824,676)
                                               ------------  -------------  -------------   ------------  ------------
Increase (decrease) in units outstanding           (432,935)    (1,836,018)       360,041      (163,566)    (1,700,860)
Beginning units                                   2,506,101     24,395,107     34,758,550       629,741      5,671,344
                                               ------------  -------------  -------------   ------------  ------------
Ending units                                      2,073,166     22,559,089     35,118,591       466,175      3,970,484
                                               ============  =============  =============   ============  ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                              LargeCap
                                                               Blend       LargeCap      MidCap       Money
                                                  Income      Account       Growth       Stock        Market
                                                 Account        II         Account      Account      Account
                                                (Class 1)    (Class 1)    (Class 1)    (Class 1)    (Class 1)
                                               -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   945,663  $    (5,011) $   (13,671) $    12,119  $    81,219
   Net realized gains (losses)                    (581,377)   2,071,535      103,794      826,276            0
   Change in net unrealized appreciation
      (depreciation) of investments             (1,155,930)  (5,104,834)    (822,052)  (2,443,616)           0
                                               -----------  -----------  -----------  -----------  -----------
      Increase (decrease) in net assets from
         operations                               (791,644)  (3,038,310)    (731,929)  (1,605,221)      81,219
                                               -----------  -----------  -----------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                     46,667       30,545       24,647       30,550        3,497
   Cost of units redeemed                       (2,385,513)    (883,891)    (365,600)    (686,530)  (7,145,742)
   Net transfers                                (1,831,713)    (941,283)    (132,458)    (643,521)  16,485,343
   Contract maintenance charge                      (2,415)      (1,633)        (548)        (883)      (2,770)
                                               -----------  -----------  -----------  -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                   (4,172,974)  (1,796,262)    (473,959)  (1,300,384)   9,340,328
                                               -----------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets               (4,964,618)  (4,834,572)  (1,205,888)  (2,905,605)   9,421,547
Net assets at beginning of period               16,563,551    8,977,720    1,930,855    6,145,928    4,361,036
                                               -----------  -----------  -----------  -----------  -----------
Net assets at end of period                    $11,598,933  $ 4,143,148  $   724,967  $ 3,240,323  $13,782,583
                                               ===========  ===========  ===========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        6,152        6,819        3,985        4,752          565
   Units redeemed                                 (321,407)    (161,818)     (53,997)     (79,448)  (1,154,427)
   Units transferred                              (260,233)    (168,353)     (22,513)     (76,131)   2,662,995
                                               -----------  -----------  -----------  -----------  -----------
Increase (decrease) in units outstanding          (575,488)    (323,352)     (72,525)    (150,827)   1,509,133
Beginning units                                  2,184,680    1,226,426      220,373      627,552      709,149
                                               -----------  -----------  -----------  -----------  -----------
Ending units                                     1,609,192      903,074      147,848      476,725    2,218,282
                                               ===========  ===========  ===========  ===========  ===========

                                                               Real                       SAM           SAM
                                                 Mortgage     Estate        SAM       Conservative  Conservative
                                                Securities  Securities    Balanced      Balanced       Growth
                                                 Account      Account     Portfolio     Portfolio     Portfolio
                                                (Class 1)   (Class 1)     (Class 1)     (Class 1)     (Class 1)
                                               -----------  ----------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   444,512  $    9,629  $  4,085,995  $   374,964   $  1,496,699
   Net realized gains (losses)                    (178,295)   (149,875)   19,391,289      891,466      8,310,997
   Change in net unrealized appreciation
      (depreciation) of investments                (10,258)   (237,849)  (67,841,688)  (4,464,489)   (32,863,665)
                                               -----------  ----------  ------------  -----------   ------------
      Increase (decrease) in net assets from
         operations                                255,959    (378,095)  (44,364,404)  (3,198,059)   (23,055,969)
                                               -----------  ----------  ------------  -----------   ------------
From capital transactions:
   Net proceeds from units sold                      8,982           0       887,846       10,739        255,902
   Cost of units redeemed                       (2,612,804)   (100,165)  (22,853,648)  (4,691,251)    (8,707,857)
   Net transfers                                    42,322    (185,529)  (15,934,532)     323,194    (10,748,647)
   Contract maintenance charge                      (2,732)       (245)      (29,563)      (2,311)       (13,984)
                                               -----------  ----------  ------------  -----------   ------------
      Increase (decrease) in net assets from
         capital transactions                   (2,564,232)   (285,939)  (37,929,897)  (4,359,629)   (19,214,586)
                                               -----------  ----------  ------------  -----------   ------------
Increase (decrease) in net assets               (2,308,273)   (664,034)  (82,294,301)  (7,557,688)   (42,270,555)
Net assets at beginning of period                9,413,525   1,320,025   180,098,979   17,067,252     78,329,330
                                               -----------  ----------  ------------  -----------   ------------
Net assets at end of period                    $ 7,105,252  $  655,991  $ 97,804,678  $ 9,509,564   $ 36,058,775
                                               ===========  ==========  ============  ===========   ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        1,227           0        92,534        1,450         22,866
   Units redeemed                                 (364,954)     (6,457)   (2,447,266)    (698,326)      (917,674)
   Units transferred                                 5,547     (12,674)   (1,859,964)      31,512     (1,137,862)
                                               -----------  ----------  ------------  -----------   ------------
Increase (decrease) in units outstanding          (358,180)    (19,131)   (4,214,696)    (665,364)    (2,032,670)
Beginning units                                  1,339,113      76,782    16,625,660    2,217,123      6,750,665
                                               -----------  ----------  ------------  -----------   ------------
Ending units                                       980,933      57,651    12,410,964    1,551,759      4,717,995
                                               ===========  ==========  ============  ===========   ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                    SAM           SAM                    SmallCap    SmallCap
                                                 Flexible      Strategic   Short-Term     Growth      Value
                                                  Income        Growth       Income      Account     Account
                                                 Portfolio     Portfolio     Account        II          I
                                                 (Class 1)     (Class 1)    (Class 1)   (Class 1)   (Class 1)
                                               ------------  ------------  ----------  -----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  1,629,194  $    446,637  $   53,175  $   (16,834) $  (1,133)
   Net realized gains (losses)                    1,266,884     3,351,886     (56,570)       8,023    (29,408)
   Change in net unrealized appreciation
      (depreciation) of investments              (7,571,238)  (12,186,898)    (57,648)    (551,009)   (69,657)
                                               ------------  ------------  ----------  -----------  ---------
      Increase (decrease) in net assets from
         operations                              (4,675,160)   (8,388,375)    (61,043)    (559,820)  (100,198)
                                               ------------  ------------  ----------  -----------  ---------
From capital transactions:
   Net proceeds from units sold                     115,898        51,209      10,201       23,173          0
   Cost of units redeemed                        (6,807,800)   (2,266,143)   (698,547)    (328,861)   (21,126)
   Net transfers                                    454,603    (1,817,456)    386,431     (224,732)    18,279
   Contract maintenance charge                       (6,228)       (5,349)       (753)        (361)       (95)
                                               ------------  ------------  ----------  -----------  ---------
      Increase (decrease) in net assets from
         capital transactions                    (6,243,527)   (4,037,739)   (302,668)    (530,781)    (2,942)
                                               ------------  ------------  ----------  -----------  ---------
Increase (decrease) in net assets               (10,918,687)  (12,426,114)   (363,711)  (1,090,601)  (103,140)
Net assets at beginning of period                31,624,757    24,091,224   3,299,420    1,683,650    314,434
                                               ------------  ------------  ----------  -----------  ---------
Net assets at end of period                    $ 20,706,070  $ 11,665,110  $2,935,709  $   593,049  $ 211,294
                                               ============  ============  ==========  ===========  =========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        13,558         4,509       1,476        5,853          0
   Units redeemed                                  (870,977)     (221,918)   (100,657)     (60,511)    (2,429)
   Units transferred                                 15,850      (186,637)     55,470      (38,240)     2,490
                                               ------------  ------------  ----------  -----------  ---------
Increase (decrease) in units outstanding           (841,569)     (404,046)    (43,711)     (92,898)        61
Beginning units                                   3,665,557     1,880,387     482,012      237,191     31,791
                                               ------------  ------------  ----------  -----------  ---------
Ending units                                      2,823,988     1,476,341     438,301      144,293     31,852
                                               ============  ============  ==========  ===========  =========

                                                   West                                                  LargeCap
                                                   Coast      Diversified      Equity                     Blend
                                                  Equity     International     Income        Income      Account
                                                  Account       Account        Account      Account         II
                                                 (Class 1)     (Class 2)      (Class 2)    (Class 2)    (Class 2)
                                               ------------  -------------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    (72,729)  $     2,237   $    294,560  $   606,645  $    (5,501)
   Net realized gains (losses)                    2,799,206      (577,915)     1,145,811     (537,559)     224,689
   Change in net unrealized appreciation
      (depreciation) of investments             (12,308,353)   (1,523,020)   (17,454,515)    (620,630)    (845,785)
                                               ------------   -----------   ------------  -----------  -----------
      Increase (decrease) in net assets from
         operations                              (9,581,876)   (2,098,698)   (16,014,144)    (551,544)    (626,597)
                                               ------------   -----------   ------------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                      55,772             0        223,703            0            0
   Cost of units redeemed                        (3,560,813)     (756,093)    (9,147,871)  (3,297,939)    (724,426)
   Net transfers                                 (2,636,827)   (2,234,313)    (6,891,298)  (1,373,889)    (344,729)
   Contract maintenance charge                       (5,149)         (578)        (9,623)      (3,312)        (701)
                                               ------------   -----------   ------------  -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                    (6,147,017)   (2,990,984)   (15,825,089)  (4,675,140)  (1,069,856)
                                               ------------   -----------   ------------  -----------  -----------
Increase (decrease) in net assets               (15,728,893)   (5,089,682)   (31,839,233)  (5,226,684)  (1,696,453)
Net assets at beginning of period                31,761,327     6,457,706     54,513,329   12,685,604    2,377,024
                                               ------------   -----------   ------------  -----------  -----------
Net assets at end of period                    $ 16,032,434   $ 1,368,024   $ 22,674,096  $ 7,458,920  $   680,571
                                               ============   ===========   ============  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         4,575             0         22,082            0            0
   Units redeemed                                  (312,229)     (111,909)    (1,053,338)    (454,010)    (117,232)
   Units transferred                               (237,584)     (329,658)      (807,224)    (192,363)     (63,086)
                                               ------------   -----------   ------------  -----------  -----------
Increase (decrease) in units outstanding           (545,238)     (441,567)    (1,838,480)    (646,373)    (180,318)
Beginning units                                   2,356,937       737,486      5,151,304    1,705,116      332,804
                                               ------------   -----------   ------------  -----------  -----------
Ending units                                      1,811,699       295,919      3,312,824    1,058,743      152,486
                                               ============   ===========   ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                                         Real
                                                 LargeCap       MidCap         Money       Mortgage     Estate
                                                  Growth         Stock        Market      Securities  Securities
                                                  Account       Account       Account       Account     Account
                                                 (Class 2)     (Class 2)     (Class 2)    (Class 2)    (Class 2)
                                               ------------  ------------  ------------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $ (10,057)   $    (2,337)  $     54,682  $   121,313  $    6,485
   Net realized gains (losses)                     38,206          9,100              0      (70,251)   (311,125)
   Change in net unrealized appreciation
      (depreciation) of investments              (404,092)      (467,583)             0       18,965      (6,113)
                                                ---------    -----------   ------------  -----------  ----------
      Increase (decrease) in net assets from
         operations                              (375,943)      (460,820)        54,682       70,027    (310,753)
                                                ---------    -----------   ------------  -----------  ----------
From capital transactions:
   Net proceeds from units sold                     1,954              0         26,937            0           0
   Cost of units redeemed                        (222,499)      (527,295)   (20,817,661)  (1,427,513)   (396,276)
   Net transfers                                  (31,899)      (542,598)    30,602,670      124,632    (124,652)
   Contract maintenance charge                       (258)          (601)        (3,668)      (2,244)       (431)
                                                ---------    -----------   ------------  -----------  ----------
      Increase (decrease) in net assets from
         capital transactions                    (252,702)    (1,070,494)     9,808,278   (1,305,125)   (521,359)
                                                ---------    -----------   ------------  -----------  ----------
Increase (decrease) in net assets                (628,645)    (1,531,314)     9,862,960   (1,235,098)   (832,112)
Net assets at beginning of period                 994,535      2,325,422      4,437,007    3,301,862   1,379,040
                                                ---------    -----------   ------------  -----------  ----------
Net assets at end of period                     $ 365,890    $   794,108   $ 14,299,967  $ 2,066,764  $  546,928
                                                =========    ===========   ============  ===========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         413              0          4,456            0           0
   Units redeemed                                 (32,528)       (63,308)    (3,453,244)    (206,795)    (23,663)
   Units transferred                               (7,424)       (60,096)     5,075,189       17,967      (8,404)
                                                ---------    -----------   ------------  -----------  ----------
Increase (decrease) in units outstanding          (39,539)      (123,404)     1,626,401     (188,828)    (32,067)
Beginning units                                   115,826        243,804        741,511      482,789      80,463
                                                ---------    -----------   ------------  -----------  ----------
Ending units                                       76,287        120,400      2,367,912      293,961      48,396
                                                =========    ===========   ============  ===========  ==========

                                                                  SAM           SAM           SAM           SAM
                                                    SAM      Conservative  Conservative    Flexible      Strategic
                                                 Balanced      Balanced       Growth        Income        Growth
                                                 Portfolio     Portfolio     Portfolio     Portfolio     Portfolio
                                                 (Class 2)     (Class 2)     (Class 2)     (Class 2)     (Class 2)
                                               ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  2,673,465  $   335,611   $  1,129,354  $  1,762,739  $    461,210
   Net realized gains (losses)                   15,631,643      682,790      6,325,692       463,672     3,772,591
   Change in net unrealized appreciation
      (depreciation) of investments             (50,850,570)  (4,365,794)   (27,707,522)   (7,393,472)  (14,873,847)
                                               ------------  -----------   ------------  ------------  ------------
      Increase (decrease) in net assets from
         operations                             (32,545,462)  (3,347,393)   (20,252,476)   (5,167,061)  (10,640,046)
                                               ------------  -----------   ------------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                   1,526,217            0        646,723       352,222       365,911
   Cost of units redeemed                       (32,274,955)  (5,928,818)   (13,232,273)  (17,175,766)   (2,616,143)
   Net transfers                                (13,060,729)    (209,103)    (4,016,543)   (2,936,274)   (2,812,044)
   Contract maintenance charge                      (27,136)      (4,177)       (13,196)      (11,880)       (5,980)
                                               ------------  -----------   ------------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                   (43,836,603)  (6,142,098)   (16,615,289)  (19,771,698)   (5,068,256)
                                               ------------  -----------   ------------  ------------  ------------
Increase (decrease) in net assets               (76,382,065)  (9,489,491)   (36,867,765)  (24,938,759)  (15,708,302)
Net assets at beginning of period               145,477,816   19,251,280     68,797,689    44,239,577    30,798,767
                                               ------------  -----------   ------------  ------------  ------------
Net assets at end of period                    $ 69,095,751  $ 9,761,789   $ 31,929,924  $ 19,300,818  $ 15,090,465
                                               ============  ===========   ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       155,928            0         62,006        42,918        32,657
   Units redeemed                                (3,404,368)    (872,261)    (1,385,070)   (2,169,612)     (252,343)
   Units transferred                             (1,465,819)     (62,045)      (454,235)     (399,405)     (277,004)
                                               ------------  -----------   ------------  ------------  ------------
Increase (decrease) in units outstanding         (4,714,259)    (934,306)    (1,777,299)   (2,526,099)     (496,690)
Beginning units                                  13,691,041    2,523,507      6,063,870     5,221,520     2,459,318
                                               ------------  -----------   ------------  ------------  ------------
Ending units                                      8,976,782    1,589,201      4,286,571     2,695,421     1,962,628
                                               ============  ===========   ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)


                                                                                                  Columbia
                                                                                                    Asset
                                                              SmallCap   SmallCap      West      Allocation
                                                Short-Term     Growth     Value        Coast        Fund,
                                                  Income      Account    Account      Equity      Variable
                                                  Account        II         I         Account      Series
                                                 (Class 2)   (Class 2)  (Class 2)    (Class 2)    (Class A)
                                               ------------  ---------  ---------  ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    23,954   $  (8,434) $  (1,302) $    (57,743) $   20,157
   Net realized gains (losses)                     (65,345)     (5,471)   (44,385)    1,014,996      71,736
   Change in net unrealized appreciation
      (depreciation) of investments                 (8,315)   (250,113)   (13,206)   (4,109,067)   (457,094)
                                               -----------   ---------  ---------  ------------  ----------
      Increase (decrease) in net assets from
         operations                                (49,706)   (264,018)   (58,893)   (3,151,814)   (365,201)
                                               -----------   ---------  ---------  ------------  ----------
From capital transactions:
   Net proceeds from units sold                      2,909           0         95         6,350           0
   Cost of units redeemed                       (1,199,429)    (95,261)   (44,306)   (2,097,774)   (159,547)
   Net transfers                                   509,404    (108,848)   (24,105)   (1,914,073)    (57,398)
   Contract maintenance charge                      (1,114)       (123)       (77)       (2,385)       (287)
                                               -----------   ---------  ---------  ------------  ----------
      Increase (decrease) in net assets from
         capital transactions                     (688,230)   (204,232)   (68,393)   (4,007,882)   (217,232)
                                               -----------   ---------  ---------  ------------  ----------
Increase (decrease) in net assets                 (737,936)   (468,250)  (127,286)   (7,159,696)   (582,433)
Net assets at beginning of period                2,348,855     777,178    227,931    11,693,715   1,427,849
                                               -----------   ---------  ---------  ------------  ----------
Net assets at end of period                    $ 1,610,919   $ 308,928  $ 100,645  $  4,534,019  $  845,416
                                               ===========   =========  =========  ============  ==========
ANALYSIS OF INCREASE (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                                          452           0         17           530           0
   Units redeemed                                 (177,264)    (18,032)    (4,999)     (187,340)    (15,130)
   Units transferred                                74,735     (17,025)    (2,931)     (176,768)     (3,805)
                                               -----------   ---------  ---------  ------------  ----------
Increase (decrease) in units outstanding          (102,077)    (35,057)    (7,913)     (363,578)    (18,935)
Beginning units                                    347,912     112,150     23,212       892,878     117,403
                                               -----------   ---------  ---------  ------------  ----------
Ending units                                       245,835      77,093     15,299       529,300      98,468
                                               ===========   =========  =========  ============  ==========

                                                 Columbia     Columbia                   Columbia
                                                  Large        Small       Columbia       Marsico      Columbia
                                                   Cap        Company        High         Focused      Marsico
                                                  Value        Growth        Yield       Equities       Growth
                                                  Fund,        Fund,         Fund,         Fund,        Fund,
                                                 Variable     Variable     Variable      Variable      Variable
                                                  Series       Series       Series        Series        Series
                                                (Class A)    (Class A)     (Class A)     (Class A)    (Class A)
                                               -----------  -----------  ------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    55,112  $   (50,917) $  2,087,562  $   (977,992) $   (70,802)
   Net realized gains (losses)                     697,335      370,274      (587,149)   11,429,975      372,517
   Change in net unrealized appreciation
      (depreciation) of investments             (3,562,967)  (1,925,232)   (7,712,160)  (43,702,692)  (3,131,840)
                                               -----------  -----------  ------------  ------------  -----------
      Increase (decrease) in net assets from
         operations                             (2,810,520)  (1,605,875)   (6,211,747)  (33,250,709)  (2,830,125)
                                               -----------  -----------  ------------  ------------  -----------
From capital transactions:
   Net proceeds from units sold                     52,874       21,538       430,397     2,166,824      101,188
   Cost of units redeemed                         (632,739)    (449,602)   (4,702,181)  (11,145,260)    (785,103)
   Net transfers                                  (305,338)     (25,381)   (1,549,306)     (440,344)    (366,241)
   Contract maintenance charge                        (854)        (339)       (3,521)       (9,269)        (802)
                                               -----------  -----------  ------------  ------------  -----------
      Increase (decrease) in net assets from
         capital transactions                     (886,057)    (453,784)   (5,824,611)   (9,428,049)  (1,050,958)
                                               -----------  -----------  ------------  ------------  -----------
Increase (decrease) in net assets               (3,696,577)  (2,059,659)  (12,036,358)  (42,678,758)  (3,881,083)
Net assets at beginning of period                7,999,484    4,201,917    28,133,242    85,408,402    7,830,687
                                               -----------  -----------  ------------  ------------  -----------
Net assets at end of period                    $ 4,302,907  $ 2,142,258  $ 16,096,884  $ 42,729,644  $ 3,949,604
                                               ===========  ===========  ============  ============  ===========
ANALYSIS OF INCREASE (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                                        4,302        1,854        28,088       187,425        9,167
   Units redeemed                                  (59,300)     (41,982)     (325,885)   (1,045,611)     (77,498)
   Units transferred                               (24,371)         915      (105,379)        1,419      (30,483)
                                               -----------  -----------  ------------  ------------  -----------
Increase (decrease) in units outstanding           (79,369)     (39,213)     (403,176)     (856,767)     (98,814)
Beginning units                                    601,288      312,820     1,773,530     6,418,154      640,251
                                               -----------  -----------  ------------  ------------  -----------
Ending units                                       521,919      273,607     1,370,354     5,561,387      541,437
                                               ===========  ===========  ============  ============  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                 Columbia     Columbia     Columbia
                                                 Marsico        Mid         Marsico
                                                  21st          Cap      International
                                                 Century      Growth     Opportunities
                                                  Fund,        Fund,         Fund,          Asset         Global
                                                 Variable     Variable     Variable      Allocation       Growth
                                                 Series        Series       Series          Fund           Fund
                                                (Class A)    (Class A)     (Class B)      (Class 2)     (Class 2)
                                               -----------  -----------  -------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (32,493) $   (27,903)  $   (20,568)  $    990,391  $     381,893
   Net realized gains (losses)                     136,894      187,572     1,499,846      6,930,378     47,464,373
   Change in net unrealized appreciation
      (depreciation) of investments             (1,284,227)  (1,115,064)   (5,791,264)   (49,865,417)  (268,880,571)
                                               -----------  -----------   -----------   ------------  -------------
      Increase (decrease) in net assets from
         operations                             (1,179,826)    (955,395)   (4,311,986)   (41,944,648)  (221,034,305)
                                               -----------  -----------   -----------   ------------  -------------
From capital transactions:
   Net proceeds from units sold                     33,417       15,760        50,674      1,372,167      3,988,059
   Cost of units redeemed                         (164,322)    (190,168)     (652,342)   (19,986,522)   (62,918,318)
   Net transfers                                   152,477       42,625        55,294     (5,599,357)   (11,184,182)
   Contract maintenance charge                        (151)        (233)         (881)       (56,505)      (110,505)
                                               -----------  -----------   -----------   ------------  -------------
      Increase (decrease) in net assets from
         capital transactions                       21,421     (132,016)     (547,255)   (24,270,217)   (70,224,946)
                                               -----------  -----------   -----------   ------------  -------------
Increase (decrease) in net assets               (1,158,405)  (1,087,411)   (4,859,241)   (66,214,865)  (291,259,251)
Net assets at beginning of period                2,614,595    2,211,393     9,285,181    151,021,559    597,059,462
                                               -----------  -----------   -----------   ------------  -------------
Net assets at end of period                    $ 1,456,190  $ 1,123,982   $ 4,425,940   $ 84,806,694  $ 305,800,211
                                               ===========  ===========   ===========   ============  =============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        2,560        1,592         2,448         90,660        190,652
   Units redeemed                                  (10,639)     (21,882)      (38,106)    (1,351,830)    (3,138,193)
   Units transferred                                 8,190        5,833        11,236       (447,886)      (840,142)
                                               -----------  -----------   -----------   ------------  -------------
Increase (decrease) in units outstanding               111      (14,457)      (24,422)    (1,709,056)    (3,787,683)
Beginning units                                    138,148      194,214       404,480      8,948,609     24,347,951
                                               -----------  -----------   -----------   ------------  -------------
Ending units                                       138,259      179,757       380,058      7,239,553     20,560,268
                                               ===========  ===========   ===========   ============  =============

                                                                                 Asset         Cash
                                                   Growth     Growth-Income   Allocation    Management       Growth
                                                    Fund           Fund          Fund          Fund           Fund
                                                 (Class 2)      (Class 2)      (Class 3)     (Class 3)     (Class 3)
                                               -------------  -------------  ------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (5,338,529) $     287,388  $    635,798  $     90,527  $  (1,637,248)
   Net realized gains (losses)                    72,561,604     35,041,086     1,095,053      (327,628)    25,217,096
   Change in net unrealized appreciation
      (depreciation) of investments             (411,697,310)  (317,887,943)  (21,639,028)      386,385   (197,374,872)
                                               -------------  -------------  ------------  ------------  -------------
      Increase (decrease) in net assets from
         operations                             (344,474,235)  (282,559,469)  (19,908,177)      149,284   (173,795,024)
                                               -------------  -------------  ------------  ------------  -------------
From capital transactions:
   Net proceeds from units sold                    5,529,481      5,517,958       207,961       149,428      1,064,151
   Cost of units redeemed                        (88,815,764)   (85,645,195)   (9,130,827)  (13,652,252)   (41,099,569)
   Net transfers                                 (11,820,403)   (11,348,346)   (1,424,332)   18,435,673    (13,828,171)
   Contract maintenance charge                      (151,787)      (166,422)      (21,754)       (9,015)      (119,646)
                                               -------------  -------------  ------------  ------------  -------------
      Increase (decrease) in net assets from
         capital transactions                    (95,258,473)   (91,642,005)  (10,368,952)    4,923,834    (53,983,235)
                                               -------------  -------------  ------------  ------------  -------------
Increase (decrease) in net assets               (439,732,708)  (374,201,474)  (30,277,129)    5,073,118   (227,778,259)
Net assets at beginning of period                834,187,972    785,132,652    71,314,007    20,152,748    425,443,840
                                               -------------  -------------  ------------  ------------  -------------
Net assets at end of period                    $ 394,455,264  $ 410,931,178  $ 41,036,878  $ 25,225,866  $ 197,665,581
                                               =============  =============  ============  ============  =============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        298,409        346,682         4,885         6,605          6,224
   Units redeemed                                 (4,944,300)    (5,515,034)     (217,267)     (603,613)      (252,606)
   Units transferred                                (692,365)      (859,337)      (36,532)      815,189        (91,418)
                                               -------------  -------------  ------------  ------------  -------------
Increase (decrease) in units outstanding          (5,338,256)    (6,027,689)     (248,914)      218,181       (337,800)
Beginning units                                   37,442,579     41,685,459     1,427,576       895,103      2,105,017
                                               -------------  -------------  ------------  ------------  -------------
Ending units                                      32,104,323     35,657,770     1,178,662     1,113,284      1,767,217
                                               =============  =============  ============  ============  =============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                                 U.S.
                                                                                           Government/AAA-
                                                                                                Rated         Growth and
                                               Growth-Income   High-Income  International     Securities        Income
                                                    Fund        Bond Fund        Fund            Fund         Portfolio
                                                 (Class 3)      (Class 3)     (Class 3)       (Class 3)       (Class VC)
                                               -------------  ------------  -------------  ---------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   1,113,300  $  1,350,434  $     449,670   $    473,453    $     (56,696)
   Net realized gains (losses)                     7,596,590    (2,292,379)    12,082,218       (564,973)      (4,670,501)
   Change in net unrealized appreciation
      (depreciation) of investments             (150,702,677)   (5,243,711)   (60,833,543)     1,996,150     (109,882,688)
                                               -------------  ------------  -------------   ------------    -------------
   Increase (decrease) in net assets from
      operations                                (141,992,787)   (6,185,656)   (48,301,655)     1,904,630     (114,609,885)
                                               -------------  ------------  -------------   ------------    -------------
From capital transactions:
   Net proceeds from units sold                    1,279,388        58,860        329,678         88,002       34,001,849
   Cost of units redeemed                        (45,844,618)   (3,887,786)   (12,080,082)    (5,991,489)     (29,458,745)
   Net transfers                                 (13,261,956)      502,048     (6,698,176)     8,141,751       20,454,101
   Contract maintenance charge                      (130,935)      (10,382)       (31,577)       (11,390)         (59,309)
                                               -------------  ------------  -------------   ------------    -------------
      Increase (decrease) in net assets from
         capital transactions                    (57,958,121)   (3,337,260)   (18,480,157)     2,226,874       24,937,896
                                               -------------  ------------  -------------   ------------    -------------
Increase (decrease) in net assets               (199,950,908)   (9,522,916)   (66,781,812)     4,131,504      (89,671,989)
Net assets at beginning of period                404,960,122    27,657,188    123,482,824     28,870,237      281,634,255
                                               -------------  ------------  -------------   ------------    -------------
Net assets at end of period                    $ 205,009,214  $ 18,134,272  $  56,701,012   $ 33,001,741    $ 191,962,266
                                               =============  ============  =============   ============    =============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         10,924           914          6,843          2,624        2,837,675
   Units redeemed                                   (402,698)      (61,869)      (258,335)      (174,997)      (2,614,844)
   Units transferred                                (123,985)        8,989       (157,216)       237,265        1,739,125
                                               -------------  ------------  -------------   ------------    -------------
Increase (decrease) in units outstanding            (515,759)      (51,966)      (408,708)        64,892        1,961,956
Beginning units                                    2,937,093       404,046      2,080,064        855,535       20,216,084
                                               -------------  ------------  -------------   ------------    -------------
Ending units                                       2,421,334       352,080      1,671,356        920,427       22,178,040
                                               =============  ============  =============   ============    =============

                                                                BB&T                                    BB&T
                                                  Mid Cap      Capital                     BB&T        Special
                                                   Value       Manager        BB&T       Mid Cap    Opportunities
                                                 Portfolio      Equity     Large Cap      Growth        Equity
                                                (Class VC)       VIF          VIF          VIF           VIF
                                               ------------  -----------  -----------  -----------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (249,596) $    (8,330) $    (1,659) $   (52,197)  $  (156,184)
   Net realized gains (losses)                   (2,104,753)     206,058      (60,237)     566,297       321,627
   Change in net unrealized appreciation
      (depreciation) of investments             (24,525,125)  (1,997,707)  (1,290,710)  (2,776,224)   (4,829,110)
                                               ------------  -----------  -----------  -----------   -----------
   Increase (decrease) in net assets from
      operations                                (26,879,474)  (1,799,979)  (1,352,606)  (2,262,124)   (4,663,667)
                                               ------------  -----------  -----------  -----------   -----------
From capital transactions:
   Net proceeds from units sold                     223,486       96,490      107,884      131,787       632,593
   Cost of units redeemed                        (9,581,331)    (356,301)    (356,322)    (204,951)     (749,684)
   Net transfers                                 (9,812,203)    (208,715)    (345,441)     386,810     3,612,122
   Contract maintenance charge                      (27,079)        (435)        (362)        (307)         (999)
                                               ------------  -----------  -----------  -----------   -----------
      Increase (decrease) in net assets from
         capital transactions                   (19,197,127)    (468,961)    (594,241)     313,339     3,494,032
                                               ------------  -----------  -----------  -----------   -----------
Increase (decrease) in net assets               (46,076,601)  (2,268,940)  (1,946,847)  (1,948,785)   (1,169,635)
Net assets at beginning of period                79,277,583    4,754,397    3,879,807    4,313,645    10,239,903
                                               ------------  -----------  -----------  -----------   -----------
Net assets at end of period                    $ 33,200,982  $ 2,485,457  $ 1,932,960  $ 2,364,860   $ 9,070,268
                                               ============  ===========  ===========  ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        17,612        8,629       14,179       10,082        44,271
   Units redeemed                                  (783,031)     (37,808)     (42,856)     (18,476)      (59,280)
   Units transferred                               (821,312)     (26,486)     (35,346)      54,740       273,530
                                               ------------  -----------  -----------  -----------   -----------
Increase (decrease) in units outstanding         (1,586,731)     (55,665)     (64,023)      46,346       258,521
Beginning units                                   5,311,917      396,678      335,934      298,407       721,360
                                               ------------  -----------  -----------  -----------   -----------
Ending units                                      3,725,186      341,013      271,911      344,753       979,881
                                               ============  ===========  ===========  ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2008
                                   (continued)

                                                                                     MTB
                                                                                   Managed
                                                   BB&T        MTB        MTB     Allocation
                                                  Total     Large Cap  Large Cap    Fund -
                                               Return Bond    Growth     Value    Aggressive
                                                   VIF       Fund II    Fund II   Growth II
                                               -----------  ---------  ---------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  252,781    $   (95)   $    (5)   $   (52)
   Net realized gains (losses)                     18,555       (149)       (61)     2,182
   Change in net unrealized appreciation
      (depreciation) of investments              (125,125)    (6,705)    (2,102)    (9,452)
                                               ----------    -------    -------    -------
      Increase (decrease) in net assets from
         operations                               146,211     (6,949)    (2,168)    (7,322)
                                               ----------    -------    -------    -------
From capital transactions:
   Net proceeds from units sold                   365,058      3,750          0          0
   Cost of units redeemed                        (666,254)       (91)      (172)       (94)
   Net transfers                                1,329,653     17,259      3,661     21,886
   Contract maintenance charge                       (782)       (14)       (24)       (14)
                                               ----------    -------    -------    -------
      Increase (decrease) in net assets from
         capital transactions                   1,027,675     20,904      3,465     21,778
                                               ----------    -------    -------    -------
Increase (decrease) in net assets               1,173,886     13,955      1,297     14,456
Net assets at beginning of period               8,405,798        209      2,481        207
                                               ----------    -------    -------    -------
Net assets at end of period                    $9,579,684    $14,164    $ 3,778    $14,663
                                               ==========    =======    =======    =======
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      33,838        390          0          0
   Units redeemed                                 (62,433)       (13)       (23)       (14)
   Units transferred                              124,060      1,845        419      2,398
                                               ----------    -------    -------    -------
Increase (decrease) in units outstanding           95,465      2,222        396      2,384
Beginning units                                   786,205         20        256         20
                                               ----------    -------    -------    -------
Ending units                                      881,670      2,242        652      2,404
                                               ==========    =======    =======    =======

                                                                                         Franklin
                                                                                        Templeton
                                                   MTB          MTB                        VIP
                                                 Managed      Managed      Franklin      Founding
                                                Allocation   Allocation     Income        Funds
                                                  Fund -       Fund -     Securities    Allocation
                                               Conservative   Moderate       Fund          Fund
                                                Growth II    Growth II   (Class2) (1)  (Class2) (1)
                                               ------------  ----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                    $  2        $   22    $   262,260   $   357,030
   Net realized gains (losses)                        3            88     (1,213,479)      148,735
   Change in net unrealized appreciation
      (depreciation) of investments                 (45)         (394)    (1,363,989)   (6,883,193)
                                                   ----        ------    -----------   -----------
      Increase (decrease) in net assets from
         operations                                 (40)         (284)    (2,315,208)   (6,377,428)
                                                   ----        ------    -----------   -----------
From capital transactions:
   Net proceeds from units sold                       0             0      3,479,677    15,370,185
   Cost of units redeemed                             0            (5)      (344,237)     (368,709)
   Net transfers                                      0         1,793      6,311,068     9,992,046
   Contract maintenance charge                      (14)          (14)          (237)         (165)
                                                   ----        ------    -----------   -----------
      Increase (decrease) in net assets from
         capital transactions                       (14)        1,774      9,446,271    24,993,357
                                                   ----        ------    -----------   -----------
Increase (decrease) in net assets                   (54)        1,490      7,131,063    18,615,929
Net assets at beginning of period                   206           207              0             0
                                                   ----        ------    -----------   -----------
Net assets at end of period                        $152        $1,697    $ 7,131,063   $18,615,929
                                                   ====        ======    ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         0             0        383,036     1,634,299
   Units redeemed                                    (1)           (2)       (44,695)      (48,074)
   Units transferred                                  0           216        675,231     1,228,766
                                                   ----        ------    -----------   -----------
Increase (decrease) in units outstanding             (1)          214      1,013,572     2,814,991
Beginning units                                      20            20              0             0
                                                   ----        ------    -----------   -----------
Ending units                                         19           234      1,013,572     2,814,991
                                                   ====        ======    ===========   ===========

(1)  For the period from February 4, 2008 (inception) to December 31, 2008.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007

                                                                             Government
                                                                                 and
                                                   Asset        Capital        Quality                     Natural
                                                Allocation    Appreciation      Bond         Growth       Resources
                                                 Portfolio     Portfolio      Portfolio     Portfolio     Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)     (Class 1)     (Class 1)
                                               ------------  -------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  3,145,296  $  (7,921,794) $  5,411,064  $ (2,294,797) $   (814,125)
   Net realized gains (losses)                   19,085,005    100,505,681       (31,000)   31,522,559    35,746,430
   Change in net unrealized appreciation
      (depreciation) of investments              (4,543,842)    58,688,771     5,560,311    (5,895,845)   27,771,735
                                               ------------  -------------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         operations                              17,686,459    151,272,658    10,940,375    23,331,917    62,704,040
                                               ------------  -------------  ------------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                   1,341,204      3,541,596       651,538     1,354,326       719,969
   Cost of units redeemed                       (53,745,159)  (130,879,686)  (51,055,937)  (50,289,833)  (33,591,535)
   Net transfers                                 (4,201,699)   (24,331,121)   14,919,571   (17,185,344)      982,365
   Contract maintenance charge                      (90,670)      (242,986)      (75,352)      (89,969)      (49,347)
                                               ------------  -------------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                   (56,696,324)  (151,912,197)  (35,560,180)  (66,210,820)  (31,938,548)
                                               ------------  -------------  ------------  ------------  ------------
Increase (decrease) in net assets               (39,009,865)      (639,539)  (24,619,805)  (42,878,903)   30,765,492
Net assets at beginning of period               278,843,708    668,822,485   259,295,419   286,915,866   184,183,331
                                               ------------  -------------  ------------  ------------  ------------
Net assets at end of period                    $239,833,843  $ 668,182,946  $234,675,614  $244,036,963  $214,948,823
                                               ============  =============  ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        50,731         74,492        37,009        37,384        12,219
   Units redeemed                                (2,036,760)    (2,724,870)   (2,900,878)   (1,369,190)     (586,023)
   Units transferred                               (159,066)      (561,417)      847,929      (477,139)      (13,846)
                                               ------------  -------------  ------------  ------------  ------------
Increase (decrease) in units outstanding         (2,145,095)    (3,211,795)   (2,015,940)   (1,808,945)     (587,650)
Beginning units                                  11,018,438     15,756,681    15,018,602     8,365,889     3,796,380
                                               ------------  -------------  ------------  ------------  ------------
Ending units                                      8,873,343     12,544,886    13,002,662     6,556,944     3,208,730
                                               ============  =============  ============  ============  ============

                                                                           Government
                                                                               and
                                                  Asset        Capital       Quality                    Natural
                                                Allocation  Appreciation      Bond         Growth      Resources
                                                Portfolio     Portfolio     Portfolio     Portfolio    Portfolio
                                                (Class 2)     (Class 2)     (Class 2)     (Class 2)    (Class 2)
                                               -----------  ------------  ------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   202,542  $ (1,743,641) $  2,352,539  $   (745,758) $  (237,282)
   Net realized gains (losses)                   1,237,807    25,828,800      (547,965)   11,487,422    9,474,393
   Change in net unrealized appreciation
      (depreciation) of investments               (270,211)    5,439,446     3,148,958    (4,558,969)   3,901,060
                                               -----------  ------------  ------------  ------------  -----------
      Increase (decrease) in net assets from
         operations                              1,170,138    29,524,605     4,953,532     6,182,695   13,138,171
                                               -----------  ------------  ------------  ------------  -----------
From capital transactions:
   Net proceeds from units sold                     52,926     1,288,704     1,263,598       921,031      464,893
   Cost of units redeemed                       (1,786,296)  (15,308,634)  (14,891,125)   (9,666,322)  (5,948,111)
   Net transfers                                 1,355,113    (6,464,334)    3,562,764    (4,424,779)  (1,426,775)
   Contract maintenance charge                      (2,554)      (19,008)      (15,552)      (10,259)      (4,842)
                                               -----------  ------------  ------------  ------------  -----------
      Increase (decrease) in net assets from
         capital transactions                     (380,811)  (20,503,272)  (10,080,315)  (13,180,329)  (6,914,835)
                                               -----------  ------------  ------------  ------------  -----------
Increase (decrease) in net assets                  789,327     9,021,333    (5,126,783)   (6,997,634)   6,223,336
Net assets at beginning of period               17,890,649   125,440,101   117,062,386    76,222,516   38,673,206
                                               -----------  ------------  ------------  ------------  -----------
Net assets at end of period                    $18,679,976  $134,461,434  $111,935,603  $ 69,224,882  $44,896,542
                                               ===========  ============  ============  ============  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        1,998        27,089        72,138        25,144        7,404
   Units redeemed                                  (68,359)     (313,962)     (851,718)     (265,000)    (102,972)
   Units transferred                                51,705      (137,621)      203,272      (122,431)     (31,727)
                                               -----------  ------------  ------------  ------------  -----------
Increase (decrease) in units outstanding           (14,656)     (424,494)     (576,308)     (362,287)    (127,295)
Beginning units                                    715,105     2,897,869     6,773,799     2,240,626      804,761
                                               -----------  ------------  ------------  ------------  -----------
Ending units                                       700,449     2,473,375     6,197,491     1,878,339      677,466
                                               ===========  ============  ============  ============  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                                           Government
                                                                               and
                                                  Asset        Capital       Quality                     Natural
                                                Allocation  Appreciation       Bond        Growth       Resources
                                                Portfolio     Portfolio     Portfolio     Portfolio     Portfolio
                                                (Class 3)     (Class 3)     (Class 3)     (Class 3)     (Class 3)
                                               -----------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   317,899  $ (6,831,368) $ 10,641,675  $ (2,266,754) $   (938,430)
   Net realized gains (losses)                   1,677,149    73,038,315      (390,633)   25,488,137    17,265,037
   Change in net unrealized appreciation
      (depreciation) of investments               (159,844)   40,943,578    11,562,411    (7,854,809)   32,110,342
                                               -----------  ------------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         operations                              1,835,204   107,150,525    21,813,453    15,366,574    48,436,949
                                               -----------  ------------  ------------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                  2,765,091    62,830,775   103,943,952    28,162,616    39,815,145
   Cost of units redeemed                       (3,849,732)  (41,453,971)  (44,379,395)  (20,876,456)  (12,440,013)
   Net transfers                                 2,856,268    (5,304,754)   75,887,719     4,839,400     7,955,253
   Contract maintenance charge                      (3,087)      (58,998)      (55,428)      (31,831)      (16,374)
                                               -----------  ------------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                    1,768,540    16,013,052   135,396,848    12,093,729    35,314,011
                                               -----------  ------------  ------------  ------------  ------------
Increase (decrease) in net assets                3,603,744   123,163,577   157,210,301    27,460,303    83,750,960
Net assets at beginning of period               28,162,091   398,541,757   399,803,235   191,269,980   116,871,760
                                               -----------  ------------  ------------  ------------  ------------
Net assets at end of period                    $31,765,835  $521,705,334  $557,013,536  $218,730,283  $200,622,720
                                               ===========  ============  ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      108,458     1,380,329     6,166,713       839,318       756,318
   Units redeemed                                 (148,404)     (853,212)   (2,552,027)     (575,750)     (220,931)
   Units transferred                               110,054       (53,319)    4,402,320       140,678       137,206
                                               -----------  ------------  ------------  ------------  ------------
Increase (decrease) in units outstanding            70,108       473,798     8,017,006       404,246       672,593
Beginning units                                  1,134,571     9,288,929    23,293,805     5,660,379     2,461,054
                                               -----------  ------------  ------------  ------------  ------------
Ending units                                     1,204,679     9,762,727    31,310,811     6,064,625     3,133,647
                                               ===========  ============  ============  ============  ============


                                                                                              Blue
                                                Aggressive      Alliance                      Chip       Capital
                                                  Growth         Growth       Balanced       Growth       Growth
                                                 Portfolio     Portfolio      Portfolio    Portfolio    Portfolio
                                                 (Class 1)     (Class 1)      (Class 1)    (Class 1)    (Class 1)
                                               ------------  -------------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (941,921) $  (6,801,591) $  1,299,047  $  (203,146) $   (58,961)
   Net realized gains (losses)                    3,970,236    (17,784,698)   (2,312,774)     744,923    1,053,780
   Change in net unrealized appreciation
      (depreciation) of investments              (2,949,950)    80,306,101     5,317,249    1,364,918      566,373
                                               ------------  -------------  ------------  -----------  -----------
      Increase (decrease) in net assets from
         operations                                  78,365     55,719,812     4,303,522    1,906,695    1,561,192
                                               ------------  -------------  ------------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                     665,139      2,071,321     1,236,663       76,410      135,531
   Cost of units redeemed                       (20,205,069)   (96,481,859)  (23,976,540)  (3,238,625)  (2,652,941)
   Net transfers                                 (7,859,872)   (49,762,878)   (5,101,147)     768,097       52,874
   Contract maintenance charge                      (50,536)      (252,869)      (60,976)      (6,218)      (4,521)
                                               ------------  -------------  ------------  -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                   (27,450,338)  (144,426,285)  (27,902,000)  (2,400,336)  (2,469,057)
                                               ------------  -------------  ------------  -----------  -----------
Increase (decrease) in net assets               (27,371,973)   (88,706,473)  (23,598,478)    (493,641)    (907,865)
Net assets at beginning of period               103,875,273    511,866,141   118,416,104   17,265,461   14,457,352
                                               ------------  -------------  ------------  -----------  -----------
Net assets at end of period                    $ 76,503,300  $ 423,159,668  $ 94,817,626  $16,771,820  $13,549,487
                                               ============  =============  ============  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        37,644         60,026        72,724       10,963       14,800
   Units redeemed                                (1,078,785)    (2,769,866)   (1,421,220)    (474,892)    (302,040)
   Units transferred                               (425,775)    (1,438,425)     (306,645)      99,820          966
                                               ------------  -------------  ------------  -----------  -----------
Increase (decrease) in units outstanding         (1,466,916)    (4,148,265)   (1,655,141)    (364,109)    (286,274)
Beginning units                                   5,927,405     15,611,799     7,256,521    2,693,153    1,769,810
                                               ------------  -------------  ------------  -----------  -----------
Ending units                                      4,460,489     11,463,534     5,601,380    2,329,044    1,483,536
                                               ============  =============  ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                                                               "Dogs"
                                                                                 Davis           of
                                                    Cash        Corporate       Venture         Wall        Emerging
                                                 Management       Bond           Value          Street       Markets
                                                 Portfolio      Portfolio      Portfolio      Portfolio     Portfolio
                                                 (Class 1)      (Class 1)      (Class 1)      (Class 1)     (Class 1)
                                               -------------  ------------  --------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   3,595,375  $  3,505,898  $   (8,767,667) $    362,066  $    561,766
   Net realized gains (losses)                     4,030,274     1,105,524     162,197,016     5,794,229    35,198,692
   Change in net unrealized appreciation
      (depreciation) of investments               (3,035,701)    1,083,895     (97,474,756)   (7,333,625)    8,402,383
                                               -------------  ------------  --------------  ------------  ------------
      Increase (decrease) in net assets from
         operations                                4,589,948     5,695,317      55,954,593    (1,177,330)   44,162,841
                                               -------------  ------------  --------------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                    2,726,683       958,585       6,549,340       156,427       757,505
   Cost of units redeemed                       (143,605,196)  (30,336,145)   (245,114,070)  (10,312,567)  (26,033,947)
   Net transfers                                 165,816,392    13,409,860     (56,883,014)   (5,902,476)    2,927,151
   Contract maintenance charge                       (69,497)      (40,362)       (467,299)      (19,270)      (41,118)
                                               -------------  ------------  --------------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                     24,868,382   (16,008,062)   (295,915,043)  (16,077,886)  (22,390,409)
                                               -------------  ------------  --------------  ------------  ------------
Increase (decrease) in net assets                 29,458,330   (10,312,745)   (239,960,450)  (17,255,216)   21,772,432
Net assets at beginning of period                127,627,207   156,032,513   1,372,722,485    53,675,570   126,882,022
                                               -------------  ------------  --------------  ------------  ------------
Net assets at end of period                    $ 157,085,537  $145,719,768  $1,132,762,035  $ 36,420,354  $148,654,454
                                               =============  ============  ==============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        200,906        52,643         160,662        11,407        32,706
   Units redeemed                                (10,581,177)   (1,666,413)     (6,077,149)     (783,592)   (1,135,525)
   Units transferred                              12,241,339       736,236      (1,399,228)     (449,961)       57,114
                                               -------------  ------------  --------------  ------------  ------------
Increase (decrease) in units outstanding           1,861,068      (877,534)     (7,315,715)   (1,222,146)   (1,045,705)
Beginning units                                    9,554,341     8,696,448      35,548,548     4,108,875     6,586,154
                                               -------------  ------------  --------------  ------------  ------------
Ending units                                      11,415,409     7,818,914      28,232,833     2,886,729     5,540,449
                                               =============  ============  ==============  ============  ============



                                                  Equity      Fundamental     Global        Global         Growth
                                               Opportunities    Growth         Bond        Equities    Opportunities
                                                 Portfolio     Portfolio     Portfolio     Portfolio     Portfolio
                                                 (Class 1)     (Class 1)     (Class 1)     (Class 1)      (Class 1)
                                               ------------  ------------  ------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $     91,086  $ (1,711,388) $   (619,294) $   (615,761)  $  (313,349)
   Net realized gains (losses)                   14,770,927    (5,422,680)      325,865    11,354,345     1,372,563
   Change in net unrealized appreciation
      (depreciation) of investments             (15,773,525)   21,090,942     6,364,952     6,118,295     2,538,844
                                               ------------  ------------  ------------  ------------   -----------
      Increase (decrease) in net assets from
         operations                                (911,512)   13,956,874     6,071,523    16,856,879     3,598,058
                                               ------------  ------------  ------------  ------------   -----------
From capital transactions:
   Net proceeds from units sold                     460,600       602,319       423,774       970,088       132,156
   Cost of units redeemed                       (20,692,197)  (23,716,846)  (14,715,365)  (31,710,354)   (3,960,270)
   Net transfers                                 (7,728,027)   (9,635,480)   15,106,838    (5,592,960)    1,517,654
   Contract maintenance charge                      (36,559)      (65,823)      (16,279)      (64,182)       (7,707)
                                               ------------  ------------  ------------  ------------   -----------
      Increase (decrease) in net assets from
         capital transactions                   (27,996,183)  (32,815,830)      798,968   (36,397,408)   (2,318,167)
                                               ------------  ------------  ------------  ------------   -----------
Increase (decrease) in net assets               (28,907,695)  (18,858,956)    6,870,491   (19,540,529)    1,279,891
Net assets at beginning of period               108,217,271   124,318,991    66,045,775   176,964,120    20,956,363
                                               ------------  ------------  ------------  ------------   -----------
Net assets at end of period                    $ 79,309,576  $105,460,035  $ 72,916,266  $157,423,591   $22,236,254
                                               ============  ============  ============  ============   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        22,000        29,663        22,772        37,745        21,135
   Units redeemed                                  (982,908)   (1,187,206)     (801,710)   (1,237,497)     (628,304)
   Units transferred                               (370,789)     (493,283)      804,898      (221,705)      186,639
                                               ------------  ------------  ------------  ------------   -----------
Increase (decrease) in units outstanding         (1,331,697)   (1,650,826)       25,960    (1,421,457)     (420,530)
Beginning units                                   5,190,000     6,573,329     3,699,912     7,394,159     3,697,904
                                               ------------  ------------  ------------  ------------   -----------
Ending units                                      3,858,303     4,922,503     3,725,872     5,972,702     3,277,374
                                               ============  ============  ============  ============   ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)


                                                                            International  International     Marsico
                                                  Growth-      High-Yield    Diversified     Growth and      Focused
                                                   Income         Bond         Equities        Income        Growth
                                                 Portfolio      Portfolio     Portfolio      Portfolio      Portfolio
                                                 (Class 1)      (Class 1)     (Class 1)      (Class 1)      (Class 1)
                                               -------------  ------------  -------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (2,640,178) $  8,632,632  $    716,387   $     31,898   $   (729,087)
   Net realized gains (losses)                    23,093,142     4,912,189    15,321,570     47,564,102      8,736,990
   Change in net unrealized appreciation
      (depreciation) of investments               17,284,487   (13,284,526)    2,412,454    (34,421,732)    (2,043,902)
                                               -------------  ------------  ------------   ------------   ------------
      Increase (decrease) in net assets from
         operations                               37,737,451       260,295    18,450,411     13,174,268      5,964,001
                                               -------------  ------------  ------------   ------------   ------------
From capital transactions:
   Net proceeds from units sold                    2,259,733       740,345       647,031      1,103,009        250,225
   Cost of units redeemed                        (88,034,448)  (34,533,726)  (28,528,133)   (44,275,052)    (9,727,362)
   Net transfers                                 (33,464,399)  (21,660,586)       36,086     (1,844,236)    (7,400,068)
   Contract maintenance charge                      (173,750)      (43,662)      (44,710)       (66,036)       (13,697)
                                               -------------  ------------  ------------   ------------   ------------
      Increase (decrease) in net assets from
         capital transactions                   (119,412,864)  (55,497,629)  (27,889,726)   (45,082,315)   (16,890,902)
                                               -------------  ------------  ------------   ------------   ------------
Increase (decrease) in net assets                (81,675,413)  (55,237,334)   (9,439,315)   (31,908,047)   (10,926,901)
Net assets at beginning of period                449,064,125   183,161,973   148,632,225    232,588,695     59,722,391
                                               -------------  ------------  ------------   ------------   ------------
Net assets at end of period                    $ 367,388,712  $127,924,639  $139,192,910   $200,680,648   $ 48,795,490
                                               =============  ============  ============   ============   ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         68,080        34,497        41,056         53,393         19,701
   Units redeemed                                 (2,656,055)   (1,629,183)   (1,807,386)    (2,209,079)      (758,300)
   Units transferred                              (1,014,522)   (1,017,578)      (26,910)       (94,224)      (582,696)
                                               -------------  ------------  ------------   ------------   ------------
Increase (decrease) in units outstanding          (3,602,497)   (2,612,264)   (1,793,240)    (2,249,910)    (1,321,295)
Beginning units                                   14,413,766     8,694,111    10,209,822     12,387,765      4,898,463
                                               -------------  ------------  ------------   ------------   ------------
Ending units                                      10,811,269     6,081,847     8,416,582     10,137,855      3,577,168
                                               =============  ============  ============   ============   ============

                                                   MFS
                                              Massachusetts       MFS
                                                Investors        Total        Mid-Cap
                                                  Trust         Return         Growth     Real Estate   Technology
                                                Portfolio      Portfolio     Portfolio     Portfolio    Portfolio
                                                (Class 1)      (Class 1)     (Class 1)     (Class 1)    (Class 1)
                                              -------------  ------------  ------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)               $   (573,935)  $  3,831,623  $ (1,209,309) $   (405,468) $  (273,119)
   Net realized gains (losses)                   4,927,583     31,978,656    (2,364,841)   36,890,681      245,157
   Change in net unrealized appreciation
      (depreciation) of investments              7,170,736    (23,994,733)   16,691,232   (54,812,772)   2,934,509
                                              ------------   ------------  ------------  ------------  -----------
      Increase (decrease) in net assets from
         operations                             11,524,384     11,815,546    13,117,082   (18,327,559)   2,906,547
                                              ------------   ------------  ------------  ------------  -----------
From capital transactions:
   Net proceeds from units sold                    556,617      2,582,643       362,274       584,919       78,178
   Cost of units redeemed                      (26,630,653)   (72,968,837)  (18,974,771)  (25,752,217)  (2,530,019)
   Net transfers                                (7,479,190)    (6,272,392)   (8,173,719)  (25,182,517)   6,021,350
   Contract maintenance charge                     (53,983)      (131,235)      (38,932)      (37,548)      (6,716)
                                              ------------   ------------  ------------  ------------  -----------
      Increase (decrease) in net assets from
         capital transactions                  (33,607,209)   (76,789,821)  (26,825,148)  (50,387,363)   3,562,793
                                              ------------   ------------  ------------  ------------  -----------
Increase (decrease) in net assets              (22,082,825)   (64,974,275)  (13,708,066)  (68,714,922)   6,469,340
Net assets at beginning of period              142,284,797    429,872,722    98,751,287   153,981,034   16,146,229
                                              ------------   ------------  ------------  ------------  -----------
Net assets at end of period                   $120,201,972   $364,898,447  $ 85,043,221  $ 85,266,112  $22,615,569
                                              ============   ============  ============  ============  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       21,968         89,222        34,020        18,753       31,149
   Units redeemed                               (1,078,698)    (2,544,356)   (1,601,602)     (840,539)    (945,970)
   Units transferred                              (301,616)      (231,548)     (735,841)     (854,048)   2,032,893
                                              ------------   ------------  ------------  ------------  -----------
Increase (decrease) in units outstanding        (1,358,346)    (2,686,682)   (2,303,423)   (1,675,834)   1,118,072
Beginning units                                  6,089,977     15,505,974     9,175,798     4,877,438    6,722,580
                                              ------------   ------------  ------------  ------------  -----------
Ending units                                     4,731,631     12,819,292     6,872,375     3,201,604    7,840,652
                                              ============   ============  ============  ============  ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)

                                                               Total
                                                Telecom        Return     Aggressive    Alliance
                                                Utility         Bond        Growth       Growth      Balanced
                                               Portfolio     Portfolio    Portfolio     Portfolio    Portfolio
                                               (Class 1)     (Class 1)    (Class 2)     (Class 2)    (Class 2)
                                              -----------  ------------  -----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)               $   521,664  $  2,273,271  $  (148,303) $   (956,475) $   190,234
   Net realized gains (losses)                  2,523,954      (988,471)   1,318,641     4,239,859      609,217
   Change in net unrealized appreciation
      (depreciation) of investments             3,837,539       603,718   (1,357,649)    4,022,528     (186,874)
                                              -----------  ------------  -----------  ------------  -----------
      Increase (decrease) in net assets from
         operations                             6,883,157     1,888,518     (187,311)    7,305,912      612,577
                                              -----------  ------------  -----------  ------------  -----------
From capital transactions:
   Net proceeds from units sold                   192,013       202,877       93,016       643,405      104,991
   Cost of units redeemed                      (7,939,053)  (10,051,634)  (1,756,640)   (7,881,589)  (2,327,281)
   Net transfers                                 (350,945)     (866,143)     324,735    (5,518,900)    (306,236)
   Contract maintenance charge                    (13,735)      (14,771)      (2,286)      (11,808)      (3,270)
                                              -----------  ------------  -----------  ------------  -----------
      Increase (decrease) in net assets from
         capital transactions                  (8,111,720)  (10,729,671)  (1,341,175)  (12,768,892)  (2,531,796)
                                              -----------  ------------  -----------  ------------  -----------
Increase (decrease) in net assets              (1,228,563)   (8,841,153)  (1,528,486)   (5,462,980)  (1,919,219)
Net assets at beginning of period              40,433,257    52,673,320   12,572,833    64,611,386   17,968,924
                                              -----------  ------------  -----------  ------------  -----------
Net assets at end of period                   $39,204,694  $ 43,832,167  $11,044,347  $ 59,148,406  $16,049,705
                                              ===========  ============  ===========  ============  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      11,413         9,235        5,343        18,652        6,324
   Units redeemed                                (479,370)     (460,093)     (94,272)     (226,047)    (139,572)
   Units transferred                              (26,436)      (40,069)      15,776      (163,268)     (19,740)
                                              -----------  ------------  -----------  ------------  -----------
Increase (decrease) in units outstanding         (494,393)     (490,927)     (73,153)     (370,663)    (152,988)
Beginning units                                 2,662,249     2,461,174      722,278     1,976,451    1,107,982
                                              -----------  ------------  -----------  ------------  -----------
Ending units                                    2,167,856     1,970,247      649,125     1,605,788      954,994
                                              ===========  ============  ===========  ============  ===========

                                                                                                       Davis
                                               Blue Chip     Capital       Cash        Corporate      Venture
                                                 Growth      Growth     Management       Bond          Value
                                               Portfolio    Portfolio    Portfolio     Portfolio     Portfolio
                                               (Class 2)    (Class 2)    (Class 2)     (Class 2)     (Class 2)
                                              -----------  ----------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)               $  (130,648) $  (30,923) $  1,124,846  $  1,100,403  $ (1,631,054)
   Net realized gains (losses)                    663,185     598,527     1,288,762       310,248    23,236,629
   Change in net unrealized appreciation
      (depreciation) of investments               554,637      57,182      (904,065)      388,879   (13,579,240)
                                              -----------  ----------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         operations                             1,087,174     624,786     1,509,543     1,799,530     8,026,335
                                              -----------  ----------  ------------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                    24,148      37,267     1,188,842       288,019     1,461,382
   Cost of units redeemed                      (1,968,909)   (786,241)  (29,898,928)   (7,050,586)  (23,646,226)
   Net transfers                                 (189,941)    135,226    38,812,147     2,964,917    (7,816,859)
   Contract maintenance charge                     (1,689)       (838)       (7,363)       (5,328)      (27,106)
                                              -----------  ----------  ------------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                  (2,136,391)   (614,586)   10,094,698    (3,802,978)  (30,028,809)
                                              -----------  ----------  ------------  ------------  ------------
Increase (decrease) in net assets              (1,049,217)     10,200    11,604,241    (2,003,448)  (22,002,474)
Net assets at beginning of period               9,841,301   5,708,987    45,910,005    50,505,302   206,374,587
                                              -----------  ----------  ------------  ------------  ------------
Net assets at end of period                   $ 8,792,084  $5,719,187  $ 57,514,246  $ 48,501,854  $184,372,113
                                              ===========  ==========  ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       4,171       4,391        88,448        15,961        36,652
   Units redeemed                                (292,849)    (90,894)   (2,219,163)     (391,237)     (589,497)
   Units transferred                              (29,150)     14,192     2,890,184       165,029      (195,578)
                                              -----------  ----------  ------------  ------------  ------------
Increase (decrease) in units outstanding         (317,828)    (72,311)      759,469      (210,247)     (748,423)
Beginning units                                 1,561,072     705,678     3,461,044     2,841,192     5,345,015
                                              -----------  ----------  ------------  ------------  ------------
Ending units                                    1,243,244     633,367     4,220,513     2,630,945     4,596,592
                                              ===========  ==========  ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2007
                                  (continued)

                                               "Dogs" of     Emerging       Equity        Foreign    Fundamental
                                              Wall Street    Markets    Opportunities      Value       Growth
                                               Portfolio    Portfolio     Portfolio      Portfolio    Portfolio
                                               (Class 2)    (Class 2)     (Class 2)      (Class 2)    (Class 2)
                                              -----------  -----------  -------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)               $   117,135  $    83,340   $    (4,502)  $    173,320  $  (107,562)
   Net realized gains (losses)                  1,965,909    7,278,460     2,800,462      8,768,996      381,947
   Change in net unrealized appreciation
      (depreciation) of investments            (2,556,969)   1,575,868    (3,015,282)       295,243      555,181
                                              -----------  -----------   -----------   ------------  -----------
      Increase (decrease) in net assets from
         operations                              (473,925)   8,937,668      (219,322)     9,237,559      829,566
                                              -----------  -----------   -----------   ------------  -----------
From capital transactions:
   Net proceeds from units sold                    58,490      146,302       113,246        946,423       79,015
   Cost of units redeemed                      (2,898,695)  (3,005,444)   (2,678,402)   (10,399,451)    (693,814)
   Net transfers                               (1,058,122)     947,391      (658,254)    (1,469,184)    (701,146)
   Contract maintenance charge                     (2,448)      (3,446)       (2,685)        (9,740)      (1,364)
                                              -----------  -----------   -----------   ------------  -----------
      Increase (decrease) in net assets from
         capital transactions                  (3,900,775)  (1,915,197)   (3,226,095)   (10,931,952)  (1,317,309)
                                              -----------  -----------   -----------   ------------  -----------
Increase (decrease) in net assets              (4,374,700)   7,022,471    (3,445,417)    (1,694,393)    (487,743)
Net assets at beginning of period              18,049,279   24,419,039    18,225,950     77,225,840    7,254,435
                                              -----------  -----------   -----------   ------------  -----------
Net assets at end of period                   $13,674,579  $31,441,510   $14,780,533   $ 75,531,447  $ 6,766,692
                                              ===========  ===========   ===========   ============  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       4,239        6,641         5,483         43,956        3,950
   Units redeemed                                (221,333)    (126,920)     (128,633)      (477,391)     (35,179)
   Units transferred                              (81,748)      25,306       (32,241)       (69,665)     (36,716)
                                              -----------  -----------   -----------   ------------  -----------
Increase (decrease) in units outstanding         (298,842)     (94,973)     (155,391)      (503,100)     (67,945)
Beginning units                                 1,394,125    1,282,729       882,899      3,868,694      385,960
                                              -----------  -----------   -----------   ------------  -----------
Ending units                                    1,095,283    1,187,756       727,508      3,365,594      318,015
                                              ===========  ===========   ===========   ============  ===========

                                                 Global       Global        Growth       Growth-     High-Yield
                                                  Bond       Equities   Opportunities     Income        Bond
                                               Portfolio    Portfolio     Portfolio     Portfolio    Portfolio
                                               (Class 2)    (Class 2)     (Class 2)     (Class 2)    (Class 2)
                                              -----------  -----------  -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)               $  (189,222) $   (91,096)  $  (137,140)  $  (248,047) $ 1,943,732
   Net realized gains (losses)                     26,787    1,633,768       646,561     2,671,594    1,139,484
   Change in net unrealized appreciation
      (depreciation) of investments             1,681,942      262,618       991,732       339,289   (3,143,524)
                                              -----------  -----------   -----------   -----------  -----------
      Increase (decrease) in net assets from
         operations                             1,519,507    1,805,290     1,501,153     2,762,836      (60,308)
                                              -----------  -----------   -----------   -----------  -----------
From capital transactions:
   Net proceeds from units sold                   149,243      342,354        29,613       152,793      104,806
   Cost of units redeemed                      (1,800,138)  (1,975,894)   (1,016,524)   (4,021,585)  (5,378,638)
   Net transfers                                1,783,223    1,046,780       (81,211)   (2,868,974)  (2,828,250)
   Contract maintenance charge                     (1,858)      (2,538)       (1,182)       (5,622)      (3,589)
                                              -----------  -----------   -----------   -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                     130,470     (589,298)   (1,069,304)   (6,743,388)  (8,105,671)
                                              -----------  -----------   -----------   -----------  -----------
Increase (decrease) in net assets               1,649,977    1,215,992       431,849    (3,980,552)  (8,165,979)
Net assets at beginning of period              16,374,097   18,163,322     8,723,039    32,960,191   39,148,300
                                              -----------  -----------   -----------   -----------  -----------
Net assets at end of period                   $18,024,074  $19,379,314   $ 9,154,888   $28,979,639  $30,982,321
                                              ===========  ===========   ===========   ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       8,042       13,807         4,850         4,629        4,933
   Units redeemed                                 (99,625)     (77,383)     (166,030)     (122,182)    (256,695)
   Units transferred                               96,325       40,504       (28,073)      (87,842)    (134,594)
                                              -----------  -----------   -----------   -----------  -----------
Increase (decrease) in units outstanding            4,742      (23,072)     (189,253)     (205,395)    (386,356)
Beginning units                                   918,963      762,141     1,553,271     1,053,667    1,877,778
                                              -----------  -----------   -----------   -----------  -----------
Ending units                                      923,705      739,069     1,364,018       848,272    1,491,422
                                              ===========  ===========   ===========   ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)


                                                              International                    MFS
                                               International      Growth       Marsico    Massachusetts       MFS
                                                Diversified        and         Focused      Investors        Total
                                                 Equities         Income       Growth         Trust         Return
                                                 Portfolio      Portfolio     Portfolio     Portfolio      Portfolio
                                                 (Class 2)       (Class 2)    (Class 2)      (Class 2)     (Class 2)
                                               -------------  -------------  -----------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $   232,150    $   (45,615)  $  (642,258)  $  (137,351)  $  1,094,337
   Net realized gains (losses)                    6,104,691      8,660,176     5,038,954     1,807,064      9,730,724
   Change in net unrealized appreciation
      (depreciation) of investments               1,000,007     (6,453,281)      308,076       431,608     (7,413,047)
                                                -----------    -----------   -----------   -----------   ------------
      Increase (decrease) in net assets from
         operations                               7,336,848      2,161,280     4,704,772     2,101,321      3,412,014
                                                -----------    -----------   -----------   -----------   ------------
From capital transactions:
   Net proceeds from units sold                     523,959        341,865       236,104       219,025        692,767
   Cost of units redeemed                        (7,976,852)    (4,726,159)   (5,163,341)   (3,342,791)   (13,478,090)
   Net transfers                                   (770,307)    (1,590,245)   (1,776,915)   (1,295,130)    (5,223,566)
   Contract maintenance charge                       (8,473)        (4,269)       (4,653)       (3,581)       (18,891)
                                                -----------    -----------   -----------   -----------   ------------
      Increase (decrease) in net assets from
         capital transactions                    (8,231,673)    (5,978,808)   (6,708,805)   (4,422,477)   (18,027,780)
                                                -----------    -----------   -----------   -----------   ------------
Increase (decrease) in net assets                  (894,825)    (3,817,528)   (2,004,033)   (2,321,156)   (14,615,766)
Net assets at beginning of period                58,163,917     39,761,875    43,827,566    26,036,977    134,471,263
                                                -----------    -----------   -----------   -----------   ------------
Net assets at end of period                     $57,269,092    $35,944,347   $41,823,533   $23,715,821   $119,855,497
                                                ===========    ===========   ===========   ===========   ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        33,080         17,150        18,569         8,980         24,314
   Units redeemed                                  (505,569)      (237,487)     (406,010)     (136,899)      (471,590)
   Units transferred                                (58,349)       (80,743)     (141,125)      (53,423)      (181,856)
                                                -----------    -----------   -----------   -----------   ------------
Increase (decrease) in units outstanding           (530,838)      (301,080)     (528,566)     (181,342)      (629,132)
Beginning units                                   4,030,252      2,119,991     3,626,862     1,118,535      4,834,111
                                                -----------    -----------   -----------   -----------   ------------
Ending units                                      3,499,414      1,818,911     3,098,296       937,193      4,204,979
                                                ===========    ===========   ===========   ===========   ============

                                                                              Small
                                                                                &
                                                                               Mid
                                                 Mid-Cap         Real          Cap                     Telecom
                                                  Growth        Estate        Value      Technology    Utility
                                                Portfolio      Portfolio    Portfolio    Portfolio    Portfolio
                                                 (Class 2)     (Class 2)    (Class 2)    (Class 2)    (Class 2)
                                               ------------  ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (610,724) $   (149,686) $  (527,882) $  (117,804) $    71,734
   Net realized gains (losses)                    3,007,539     8,445,814    5,189,205      441,417      674,669
   Change in net unrealized appreciation
      (depreciation) of investments               3,423,068   (13,264,729)  (4,419,135)     984,614      180,697
                                               ------------  ------------  -----------  -----------  -----------
      Increase (decrease) in net assets from
         operations                               5,819,883    (4,968,601)     242,188    1,308,227      927,100
                                               ------------  ------------  -----------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                     273,983       136,159      417,934       21,395       45,778
   Cost of units redeemed                        (6,086,619)   (4,281,600)  (6,276,550)    (959,232)  (1,201,772)
   Net transfers                                 (1,301,660)   (4,757,591)   1,924,145      707,851      347,964
   Contract maintenance charge                       (7,022)       (4,336)      (5,845)      (1,539)        (840)
                                               ------------  ------------  -----------  -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                    (7,121,318)   (8,907,368)  (3,940,316)    (231,525)    (808,870)
                                               ------------  ------------  -----------  -----------  -----------
Increase (decrease) in net assets                (1,301,435)  (13,875,969)  (3,698,128)   1,076,702      118,230
Net assets at beginning of period                41,762,710    38,602,878   48,539,371    7,144,428    5,224,763
                                               ------------  ------------  -----------  -----------  -----------
Net assets at end of period                    $ 40,461,275  $ 24,726,909  $44,841,243  $ 8,221,130  $ 5,342,993
                                               ============  ============  ===========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        23,971         4,432       21,857        8,007        2,762
   Units redeemed                                  (514,986)     (140,690)    (321,565)    (360,929)     (70,709)
   Units transferred                               (117,674)     (159,011)      96,844      230,888       19,470
                                               ------------  ------------  -----------  -----------  -----------
Increase (decrease) in units outstanding           (608,689)     (295,269)    (202,864)    (122,034)     (48,477)
Beginning units                                   3,875,649     1,235,674    2,638,074    3,004,655      347,637
                                               ------------  ------------  -----------  -----------  -----------
Ending units                                      3,266,960       940,405    2,435,210    2,882,621      299,160
                                               ============  ============  ===========  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                                                        American    American
                                                                                         Funds        Funds
                                                  Total                                  Asset       Global
                                                 Return     Aggressive    Alliance     Allocation    Growth
                                                  Bond        Growth       Growth         SAST        SAST
                                                Portfolio   Portfolio     Portfolio    Portfolio    Portfolio
                                                (Class 2)    (Class 3)    (Class 3)     (Class 3)   (Class 3)
                                               ----------  -----------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  340,158  $  (229,914) $ (3,679,566) $  (120,986) $  (437,298)
   Net realized gains (losses)                     90,954    1,307,549     4,943,283       28,584       86,542
   Change in net unrealized appreciation
      (depreciation) of investments              (169,853)  (1,812,463)   26,123,012      (72,971)   2,650,700
                                               ----------  -----------  ------------  -----------  -----------
      Increase (decrease) in net assets from
         operations                               261,259     (734,828)   27,386,729     (165,373)   2,299,944
                                               ----------  -----------  ------------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                    63,589    4,770,764    29,545,043   13,903,954   45,003,518
   Cost of units redeemed                        (840,061)  (1,314,849)  (18,729,540)    (229,153)    (776,224)
   Net transfers                                  158,329      (39,699)   12,341,588    3,991,551   13,876,889
   Contract maintenance charge                     (1,005)      (3,221)      (32,998)         (42)        (402)
                                               ----------  -----------  ------------  -----------  -----------
   Increase (decrease) in net assets from
      capital transactions                       (619,148)   3,412,995    23,124,093   17,666,310   58,103,781
                                               ----------  -----------  ------------  -----------  -----------
Increase (decrease) in net assets                (357,889)   2,678,167    50,510,822   17,500,937   60,403,725
Net assets at beginning of period               7,208,970   16,442,147   192,039,162      491,135    1,979,194
                                               ----------  -----------  ------------  -----------  -----------
Net assets at end of period                    $6,851,081  $19,120,314  $242,549,984  $17,992,072  $62,382,919
                                               ==========  ===========  ============  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       2,938      260,969       932,960    1,251,206    3,850,422
   Units redeemed                                 (38,926)     (71,857)     (541,035)     (20,603)     (65,170)
   Units transferred                                7,368       (7,530)      398,389      357,862    1,174,106
                                               ----------  -----------  ------------  -----------  -----------
Increase (decrease) in units outstanding          (28,620)     181,582       790,314    1,588,465    4,959,358
Beginning units                                   340,198      951,148     5,952,719       46,693      183,329
                                               ----------  -----------  ------------  -----------  -----------
Ending units                                      311,578    1,132,730     6,743,033    1,635,158    5,142,687
                                               ==========  ===========  ============  ===========  ===========


                                                 American     American
                                                  Funds         Funds                      Blue
                                                  Growth    Growth-Income                  Chip        Capital
                                                   SAST         SAST         Balanced     Growth        Growth
                                                Portfolio     Portfolio     Portfolio    Portfolio    Portfolio
                                                 (Class 3)    (Class 3)      (Class 3)   (Class 3)    (Class 3)
                                               -----------  -------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (534,226)  $  (515,386)  $   205,411  $  (201,895) $     1,356
   Net realized gains (losses)                      93,652        21,271       449,108      689,827      345,302
   Change in net unrealized appreciation
      (depreciation) of investments                994,297    (1,455,385)     (106,271)     957,044      461,973
                                               -----------   -----------   -----------  -----------  -----------
      Increase (decrease) in net assets from
         operations                                553,723    (1,949,500)      548,248    1,444,976      808,631
                                               -----------   -----------   -----------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                 65,039,685    61,894,243     2,068,613    2,414,017   23,275,047
   Cost of units redeemed                         (949,156)   (1,055,237)   (2,313,600)  (1,790,825)    (850,639)
   Net transfers                                18,592,686    20,782,548     1,576,008    3,082,477    9,915,705
   Contract maintenance charge                        (384)         (335)       (2,499)      (2,159)        (543)
                                               -----------   -----------   -----------  -----------  -----------
   Increase (decrease) in net assets from
      capital transactions                      82,682,831    81,621,219     1,328,522    3,703,510   32,339,570
                                               -----------   -----------   -----------  -----------  -----------
Increase (decrease) in net assets               83,236,554    79,671,719     1,876,770    5,148,486   33,148,201
Net assets at beginning of period                1,493,428     1,588,821    15,537,708   11,395,423    3,086,071
                                               -----------   -----------   -----------  -----------  -----------
Net assets at end of period                    $84,729,982   $81,260,540   $17,414,478  $16,543,909  $36,234,272
                                               ===========   ===========   ===========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    5,583,137     5,560,667       125,757      341,980    2,601,879
   Units redeemed                                  (80,547)      (94,259)     (138,635)    (265,541)     (96,890)
   Units transferred                             1,579,860     1,869,486        94,710      445,641    1,111,532
                                               -----------   -----------   -----------  -----------  -----------
Increase (decrease) in units outstanding         7,082,450     7,335,894        81,832      522,080    3,616,521
Beginning units                                    140,356       150,241       963,493    1,818,174      384,895
                                               -----------   -----------   -----------  -----------  -----------
Ending units                                     7,222,806     7,486,135     1,045,325    2,340,254    4,001,416
                                               ===========   ===========   ===========  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                                                            "Dogs"
                                                                               Davis         of
                                                   Cash        Corporate      Venture        Wall       Emerging
                                                Management       Bond          Value        Street       Markets
                                                 Portfolio     Portfolio     Portfolio    Portfolio     Portfolio
                                                 (Class 3)     (Class 3)     (Class 3)    (Class 3)     (Class 3)
                                               ------------  ------------  ------------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  4,484,708  $  7,662,596  $ (5,680,764) $   136,649  $    472,207
   Net realized gains (losses)                    4,032,803       157,625    38,695,605    1,835,769    22,747,513
   Change in net unrealized appreciation
      (depreciation) of investments              (3,361,599)    2,970,884   (11,818,341)  (2,658,966)   14,418,611
                                               ------------  ------------  ------------  -----------  ------------
      Increase (decrease) in net assets from
         operations                               5,155,912    10,791,105    21,196,500     (686,548)   37,638,331
                                               ------------  ------------  ------------  -----------  ------------
From capital transactions:
   Net proceeds from units sold                  60,576,196    93,710,213    96,036,588    3,326,562    39,889,824
   Cost of units redeemed                       (95,059,980)  (24,625,280)  (50,694,171)  (2,519,990)   (8,299,544)
   Net transfers                                 93,078,071    61,395,220    52,767,730     (653,620)   14,235,947
   Contract maintenance charge                      (23,122)      (28,895)      (79,409)      (2,203)      (11,086)
                                               ------------  ------------  ------------  -----------  ------------
      Increase (decrease) in net assets from
         capital transactions                    58,571,165   130,451,258    98,030,738      150,749    45,815,141
                                               ------------  ------------  ------------  -----------  ------------
Increase (decrease) in net assets                63,727,077   141,242,363   119,227,238     (535,799)   83,453,472
Net assets at beginning of period               165,908,135   225,928,781   560,311,210   18,180,059    77,151,152
                                               ------------  ------------  ------------  -----------  ------------
Net assets at end of period                    $229,635,212  $367,171,144  $679,538,448  $17,644,260  $160,604,624
                                               ============  ============  ============  ===========  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     4,568,724     5,395,104     2,539,693      257,377     1,802,255
   Units redeemed                                (7,099,472)   (1,380,447)   (1,275,270)    (194,903)     (358,130)
   Units transferred                              6,979,773     3,465,868     1,411,787      (49,634)      633,748
                                               ------------  ------------  ------------  -----------  ------------
Increase (decrease) in units outstanding          4,449,025     7,480,525     2,676,210       12,840     2,077,873
Beginning units                                  12,567,915    12,841,383    14,644,705    1,413,505     4,091,398
                                               ------------  ------------  ------------  -----------  ------------
Ending units                                     17,016,940    20,321,908    17,320,915    1,426,345     6,169,271
                                               ============  ============  ============  ===========  ============



                                                   Equity        Foreign    Fundamental     Global       Global
                                               Opportunities      Value        Growth        Bond       Equities
                                                 Portfolio      Portfolio    Portfolio    Portfolio   Portfolio
                                                 (Class 3)      (Class 3)    (Class 3)    (Class 3)    (Class 3)
                                               -------------  ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $   (40,300)  $    726,861  $  (356,626) $  (722,482) $  (164,608)
   Net realized gains (losses)                    7,519,244     32,409,720      523,069      155,609    1,736,064
   Change in net unrealized appreciation
      (depreciation) of investments              (8,492,606)    15,750,072    2,985,365    6,578,889    1,182,753
                                                -----------   ------------  -----------  -----------  -----------
      Increase (decrease) in net assets from
         operations                              (1,013,662)    48,886,653    3,151,808    6,012,016    2,754,209
                                                -----------   ------------  -----------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                   5,309,309     37,129,458   37,251,297   19,791,851    7,693,143
   Cost of units redeemed                        (7,274,806)   (46,896,440)  (1,195,347)  (5,401,184)  (3,050,797)
   Net transfers                                  1,625,609      6,096,637   13,069,037   11,127,465      164,332
   Contract maintenance charge                       (7,230)       (66,128)        (969)      (4,161)      (2,655)
                                                -----------   ------------  -----------  -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                      (347,118)    (3,736,473)  49,124,018   25,513,971    4,804,023
                                                -----------   ------------  -----------  -----------  -----------
Increase (decrease) in net assets                (1,360,780)    45,150,180   52,275,826   31,525,987    7,558,232
Net assets at beginning of period                60,618,449    398,541,135    4,947,564   47,205,334   27,993,123
                                                -----------   ------------  -----------  -----------  -----------
Net assets at end of period                     $59,257,669   $443,691,315  $57,223,390  $78,731,321  $35,551,355
                                                ===========   ============  ===========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       259,787      1,776,346    1,920,870    1,127,726      313,626
   Units redeemed                                  (351,147)    (2,176,562)     (59,722)    (300,511)    (120,831)
   Units transferred                                 81,290        279,792      654,398      615,223        6,172
                                                -----------   ------------  -----------  -----------  -----------
Increase (decrease) in units outstanding            (10,070)      (120,424)   2,515,546    1,442,438      198,967
Beginning units                                   2,954,863     20,072,470      264,972    2,672,319    1,185,703
                                                -----------   ------------  -----------  -----------  -----------
Ending units                                      2,944,793     19,952,046    2,780,518    4,114,757    1,384,670
                                                ===========   ============  ===========  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                                                                          International
                                                                                           International     Growth
                                                  Growth                      High-Yield    Diversified        and
                                               Opportunities  Growth-Income      Bond         Equities       Income
                                                 Portfolio      Portfolio      Portfolio     Portfolio      Portfolio
                                                 (Class 3)      (Class 3)      (Class 3)     (Class 3)      (Class 3)
                                               -------------  -------------  ------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $  (656,098)   $  (195,639)  $ 4,976,619   $  1,210,259   $     90,083
   Net realized gains (losses)                      990,925      1,125,013       848,744      8,813,008     26,576,613
   Change in net unrealized appreciation
      (depreciation) of investments               6,771,675      1,028,733    (6,215,456)    24,722,218    (21,902,640)
                                                -----------    -----------   -----------   ------------   ------------
      Increase (decrease) in net assets from
         operations                               7,106,502      1,958,107      (390,093)    34,745,485      4,764,056
                                                -----------    -----------   -----------   ------------   ------------
From capital transactions:
   Net proceeds from units sold                   9,161,267      4,520,644    11,670,462     54,449,556     76,890,389
   Cost of units redeemed                        (2,494,769)    (3,276,080)  (11,042,722)   (26,869,951)   (12,664,973)
   Net transfers                                  5,805,742      1,118,670    (1,710,844)    12,190,366     37,537,146
   Contract maintenance charge                       (4,067)        (3,084)       (8,490)       (42,783)       (14,442)
                                                -----------    -----------   -----------   ------------   ------------
      Increase (decrease) in net assets from
         capital transactions                    12,468,173      2,360,150    (1,091,594)    39,727,188    101,748,120
                                                -----------    -----------   -----------   ------------   ------------
Increase (decrease) in net assets                19,574,675      4,318,257    (1,481,687)    74,472,673    106,512,176
Net assets at beginning of period                28,417,659     21,335,072    83,936,765    250,526,418    117,562,282
                                                -----------    -----------   -----------   ------------   ------------
Net assets at end of period                     $47,992,334    $25,653,329   $82,455,078   $324,999,091   $224,074,458
                                                ===========    ===========   ===========   ============   ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     1,533,941        143,725       571,466      3,532,785      3,983,477
   Units redeemed                                  (402,163)       (98,950)     (528,362)    (1,715,063)      (639,572)
   Units transferred                                958,977         34,731       (83,084)       770,190      1,924,620
                                                -----------    -----------   -----------   ------------   ------------
Increase (decrease) in units outstanding          2,090,755         79,506       (39,980)     2,587,912      5,268,525
Beginning units                                   5,078,330        685,463     4,049,169     17,448,046      6,342,643
                                                -----------    -----------   -----------   ------------   ------------
Ending units                                      7,169,085        764,969     4,009,189     20,035,958     11,611,168
                                                ===========    ===========   ===========   ============   ============

                                                               MFS
                                                Marsico    Massachusetts       MFS
                                                Focused      Investors        Total       Mid-Cap        Real
                                                 Growth        Trust          Return      Growth        Estate
                                               Portfolio     Portfolio      Portfolio    Portfolio     Portfolio
                                               (Class 3)     (Class 3)      (Class 3)    (Class 3)     (Class 3)
                                              -----------  -------------  ------------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)               $  (645,069)  $  (349,638)  $  2,732,694  $(1,303,457) $   (390,969)
   Net realized gains (losses)                  3,513,037     2,428,236     17,189,496    3,227,616    22,356,767
   Change in net unrealized appreciation
      (depreciation) of investments             1,639,365     2,386,504    (13,804,000)   9,178,899   (45,321,530)
                                              -----------   -----------   ------------  -----------  ------------
      Increase (decrease) in net assets from
         operations                             4,507,333     4,465,102      6,118,190   11,103,058   (23,355,732)
                                              -----------   -----------   ------------  -----------  ------------
From capital transactions:
   Net proceeds from units sold                 8,432,548     2,485,204     37,927,825   13,182,959    43,448,092
   Cost of units redeemed                      (3,473,355)   (6,432,967)   (27,917,361)  (8,743,066)   (8,546,780)
   Net transfers                                  487,275      (916,595)    31,171,031   (1,774,958)   17,659,346
   Contract maintenance charge                     (3,653)       (8,090)       (36,222)     (12,560)      (13,706)
                                              -----------   -----------   ------------  -----------  ------------
      Increase (decrease) in net assets from
         capital transactions                   5,442,815    (4,872,448)    41,145,273    2,652,375    52,546,952
                                              -----------   -----------   ------------  -----------  ------------
Increase (decrease) in net assets               9,950,148      (407,346)    47,263,463   13,755,433    29,191,220
Net assets at beginning of period              36,778,126    53,764,055    278,884,644   76,689,316   107,216,539
                                              -----------   -----------   ------------  -----------  ------------
Net assets at end of period                   $46,728,274   $53,356,709   $326,148,107  $90,444,749  $136,407,759
                                              ===========   ===========   ============  ===========  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     673,227       103,326      1,363,342    1,103,219     1,520,659
   Units redeemed                                (273,306)     (261,932)      (980,008)    (739,544)     (286,933)
   Units transferred                               30,182       (37,957)     1,099,165     (170,451)      653,250
                                              -----------   -----------   ------------  -----------  ------------
Increase (decrease) in units outstanding          430,103      (196,563)     1,482,499      193,224     1,886,976
Beginning units                                 3,057,551     2,321,999     10,084,962    7,154,175     3,472,777
                                              -----------   -----------   ------------  -----------  ------------
Ending units                                    3,487,654     2,125,436     11,567,461    7,347,399     5,359,753
                                              ===========   ===========   ============  ===========  ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                  Small &
                                                    Mid         Small                                 Total
                                                    Cap        Company                   Telecom     Return
                                                   Value        Value      Technology    Utility      Bond
                                                 Portfolio    Portfolio    Portfolio    Portfolio   Portfolio
                                                 (Class 3)    (Class 3)    (Class 3)    (Class 3)   (Class 3)
                                               ------------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $ (3,327,185) $  (700,163) $  (242,466) $   81,607  $  166,107
   Net realized gains (losses)                   18,780,173      836,967      597,758     185,194      (8,863)
   Change in net unrealized appreciation
      (depreciation) of investments             (19,633,806)  (6,680,877)   2,088,083     241,749     (78,605)
                                               ------------  -----------  -----------  ----------  ----------
      Increase (decrease) in net assets from
         operations                              (4,180,818)  (6,544,073)   2,443,375     508,550      78,639
                                               ------------  -----------  -----------  ----------  ----------
From capital transactions:
   Net proceeds from units sold                  62,652,618   31,415,065    3,345,654   2,900,007   1,260,142
   Cost of units redeemed                       (28,438,401)  (1,912,272)  (1,663,339)   (164,499)   (261,385)
   Net transfers                                 31,775,874   21,279,131    5,679,627   2,255,694     727,269
   Contract maintenance charge                      (40,051)      (2,911)      (2,746)       (185)        (24)
                                               ------------  -----------  -----------  ----------  ----------
      Increase (decrease) in net assets from
         capital transactions                    65,950,040   50,779,013    7,359,196   4,991,017   1,726,002
                                               ------------  -----------  -----------  ----------  ----------
Increase (decrease) in net assets                61,769,222   44,234,940    9,802,571   5,499,567   1,804,641
Net assets at beginning of period               249,417,557   20,238,125   12,558,333   1,186,455   1,662,700
                                               ------------  -----------  -----------  ----------  ----------
Net assets at end of period                    $311,186,779  $64,473,065  $22,360,904  $6,686,022  $3,467,341
                                               ============  ===========  ===========  ==========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     3,285,378    3,024,087    1,205,198     173,192      65,137
   Units redeemed                                (1,463,338)    (186,009)    (629,528)     (9,814)    (14,718)
   Units transferred                              1,671,977    2,102,437    1,964,321     134,427      36,286
                                               ------------  -----------  -----------  ----------  ----------
Increase (decrease) in units outstanding          3,494,017    4,940,515    2,539,991     297,805      86,705
Beginning units                                  13,641,167    1,999,516    5,308,607      79,302      78,968
                                               ------------  -----------  -----------  ----------  ----------
Ending units                                     17,135,184    6,940,031    7,848,598     377,107     165,673
                                               ============  ===========  ===========  ==========  ==========


                                                                             Growth
                                                 Capital                      and        Diversified      Equity
                                                  Growth      Comstock       Income     International     Income
                                                Portfolio     Portfolio     Portfolio       Account      Account
                                                (Class II)   (Class II)    (Class II)     (Class 1)     (Class 1)
                                               -----------  ------------  ------------  -------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (441,843) $    150,229  $ (1,312,248)  $   40,685    $  (297,438)
   Net realized gains (losses)                   1,687,010    21,030,416    31,636,466      891,603      4,407,356
   Change in net unrealized appreciation
      (depreciation) of investments              2,573,227   (33,697,211)  (26,853,166)    (372,586)    (1,788,717)
                                               -----------  ------------  ------------   ----------    -----------
      Increase (decrease) in net assets from
         operations                              3,818,394   (12,516,566)    3,471,052      559,702      2,321,201
                                               -----------  ------------  ------------   ----------    -----------
From capital transactions:
   Net proceeds from units sold                    776,238    16,544,309    70,075,892       58,972      1,395,228
   Cost of units redeemed                       (3,201,831)  (48,564,043)  (59,172,871)    (246,280)    (6,003,868)
   Net transfers                                (1,690,060)     (866,246)   34,768,413    1,894,082      3,674,006
   Contract maintenance charge                      (6,011)      (80,530)      (94,376)        (431)        (7,421)
                                               -----------  ------------  ------------   ----------    -----------
      Increase (decrease) in net assets from
         capital transactions                   (4,121,664)  (32,966,510)   45,577,058    1,706,343       (942,055)
                                               -----------  ------------  ------------   ----------    -----------
Increase (decrease) in net assets                 (303,270)  (45,483,076)   49,048,110    2,266,045      1,379,146
Net assets at beginning of period               28,337,928   376,648,609   488,270,723    3,361,967     60,395,735
                                               -----------  ------------  ------------   ----------    -----------
Net assets at end of period                    $28,034,658  $331,165,533  $537,318,833   $5,628,012    $61,774,881
                                               ===========  ============  ============   ==========    ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       72,048     1,154,623     4,483,165        6,983        129,186
   Units redeemed                                 (304,654)   (3,372,161)   (3,733,838)     (28,464)      (546,819)
   Units transferred                              (170,961)      (33,433)    2,217,777      220,922        336,432
                                               -----------  ------------  ------------   ----------    -----------
Increase (decrease) in units outstanding          (403,567)   (2,250,971)    2,967,104      199,441        (81,201)
Beginning units                                  2,909,668    26,646,078    31,791,446      430,300      5,752,545
                                               -----------  ------------  ------------   ----------    -----------
Ending units                                     2,506,101    24,395,107    34,758,550      629,741      5,671,344
                                               ===========  ============  ============   ==========    ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)


                                                             LargeCap    LargeCap      MidCap       Money
                                                 Income       Blend       Growth       Stock        Market
                                                 Account    Account II    Account     Account      Account
                                                (Class 1)    (Class 1)   (Class 1)   (Class 1)    (Class 1)
                                               -----------  ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   799,894  $   38,761  $  (20,370) $   (39,741) $   149,325
   Net realized gains (losses)                     (47,872)    640,888      55,014      693,809            0
   Change in net unrealized appreciation
      (depreciation) of investments                (48,026)   (353,355)    311,008   (1,306,550)           0
                                               -----------  ----------  ----------  -----------  -----------
      Increase (decrease) in net assets from
         operations                                703,996     326,294     345,652     (652,482)     149,325
                                               -----------  ----------  ----------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                    217,943      90,484       9,976       26,468      128,212
   Cost of units redeemed                       (1,570,619)   (900,704)   (124,906)    (678,432)  (1,469,586)
   Net transfers                                 1,802,566     304,954     105,003      (21,346)   1,889,110
   Contract maintenance charge                      (2,030)     (1,613)       (545)        (839)      (1,921)
                                               -----------  ----------  ----------  -----------  -----------
   Increase (decrease) in net assets from
      capital transactions                         447,860    (506,879)    (10,472)    (674,149)     545,815
                                               -----------  ----------  ----------  -----------  -----------
Increase (decrease) in net assets                1,151,856    (180,585)    335,180   (1,326,631)     695,140
Net assets at beginning of period               15,411,695   9,158,305   1,595,675    7,472,559    3,665,896
                                               -----------  ----------  ----------  -----------  -----------
Net assets at end of period                    $16,563,551  $8,977,720  $1,930,855  $ 6,145,928  $ 4,361,036
                                               ===========  ==========  ==========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       29,810      12,245       1,285        2,402       21,317
   Units redeemed                                 (213,415)   (121,589)    (16,266)     (61,769)    (243,414)
   Units transferred                               246,057      38,944      13,851       (6,009)     314,352
                                               -----------  ----------  ----------  -----------  -----------
Increase (decrease) in units outstanding            62,452     (70,400)     (1,130)     (65,376)      92,255
Beginning units                                  2,122,228   1,296,826     221,503      692,928      616,894
                                               -----------  ----------  ----------  -----------  -----------
Ending units                                     2,184,680   1,226,426     220,373      627,552      709,149
                                               ===========  ==========  ==========  ===========  ===========

                                                               Real                         SAM           SAM
                                                 Mortgage     Estate         SAM       Conservative  Conservative
                                                Securities  Securities     Balanced      Balanced       Growth
                                                 Account      Account     Portfolio      Portfolio     Portfolio
                                                (Class 1)    (Class 1)    (Class 1)      (Class 1)     (Class 1)
                                               -----------  ----------  -------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   419,465  $   40,331  $  1,973,753   $   343,438   $   143,511
   Net realized gains (losses)                    (125,493)    532,564     5,907,921       577,456     3,262,168
   Change in net unrealized appreciation
      (depreciation) of investments                188,181    (932,332)    4,696,637       102,522     2,585,255
                                               -----------  ----------  ------------   -----------   -----------
      Increase (decrease) in net assets from
         operations                                482,153    (359,437)   12,578,311     1,023,416     5,990,934
                                               -----------  ----------  ------------   -----------   -----------
From capital transactions:
   Net proceeds from units sold                      8,449      80,978       779,087           426       387,374
   Cost of units redeemed                       (1,249,215)   (120,943)  (18,869,099)   (1,545,384)   (6,737,642)
   Net transfers                                (1,176,471)   (271,708)    1,638,094        73,510    (1,918,420)
   Contract maintenance charge                      (3,057)       (308)      (26,313)       (1,742)      (13,341)
                                               -----------  ----------  ------------   -----------   -----------
   Increase (decrease) in net assets from
      capital transactions                      (2,420,294)   (311,981)  (16,478,231)   (1,473,190)   (8,282,029)
                                               -----------  ----------  ------------   -----------   -----------
Increase (decrease) in net assets               (1,938,141)   (671,418)   (3,899,920)     (449,774)   (2,291,095)
Net assets at beginning of period               11,351,666   1,991,443   183,998,899    17,517,026    80,620,425
                                               -----------  ----------  ------------   -----------   -----------
Net assets at end of period                    $ 9,413,525  $1,320,025  $180,098,979   $17,067,252   $78,329,330
                                               ===========  ==========  ============   ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        1,193       3,642        74,681            59        34,142
   Units redeemed                                 (184,644)     (5,987)   (1,785,129)     (205,664)     (596,130)
   Units transferred                              (172,921)    (14,907)      153,027        10,615      (168,174)
                                               -----------  ----------  ------------   -----------   -----------
Increase (decrease) in units outstanding          (356,372)    (17,252)   (1,557,421)     (194,990)     (730,162)
Beginning units                                  1,695,485      94,034    18,183,081     2,412,113     7,480,827
                                               -----------  ----------  ------------   -----------   -----------
Ending units                                     1,339,113      76,782    16,625,660     2,217,123     6,750,665
                                               ===========  ==========  ============   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                   SAM          SAM                   SmallCap    SmallCap
                                                 Flexible    Strategic   Short-Term    Growth      Value
                                                  Income       Growth      Income      Account    Account
                                                Portfolio    Portfolio     Account       II          I
                                                (Class 1)    (Class 1)    (Class 1)   (Class 1)  (Class 1)
                                               -----------  -----------  ----------  ----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $ 1,010,409  $   (69,493) $  121,358  $  (27,163) $     999
                                               -----------  -----------  ----------  ----------  ---------
   Net realized gains (losses)                     860,949    1,111,089     (19,978)     98,374     45,856
   Change in net unrealized appreciation
      (depreciation) of investments               (462,094)     820,646      (2,913)     (4,631)   (86,311)
                                               -----------  -----------  ----------  ----------  ---------
      Increase (decrease) in net assets from
         operations                              1,409,264    1,862,242      98,467      66,580    (39,456)
                                               -----------  -----------  ----------  ----------  ---------
From capital transactions:
   Net proceeds from units sold                      4,556      315,047      10,200          48          0
   Cost of units redeemed                       (3,066,586)  (2,039,472)   (378,733)   (240,566)    (9,969)
   Net transfers                                   911,358     (102,413)     70,340      (6,023)   146,937
   Contract maintenance charge                      (5,370)      (5,244)       (908)       (321)       (98)
                                               -----------  -----------  ----------  ----------  ---------
      Increase (decrease) in net assets from
         capital transactions                   (2,156,042)  (1,832,082)   (299,101)   (246,862)   136,870
                                               -----------  -----------  ----------  ----------  ---------
Increase (decrease) in net assets                 (746,778)      30,160    (200,634)   (180,282)    97,414
Net assets at beginning of period               32,371,535   24,061,064   3,500,054   1,863,932    217,020
                                               -----------  -----------  ----------  ----------  ---------
Net assets at end of period                    $31,624,757  $24,091,224  $3,299,420  $1,683,650  $ 314,434
                                               ===========  ===========  ==========  ==========  =========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          533       25,407       1,508           7          0
   Units redeemed                                 (362,949)    (164,514)    (55,773)    (32,997)      (971)
   Units transferred                               106,264       (8,638)     10,297      (1,690)    13,184
                                               -----------  -----------  ----------  ----------  ---------
Increase (decrease) in units outstanding          (256,152)    (147,745)    (43,968)    (34,680)    12,213
Beginning units                                  3,921,709    2,028,132     525,980     271,871     19,578
                                               -----------  -----------  ----------  ----------  ---------
Ending units                                     3,665,557    1,880,387     482,012     237,191     31,791
                                               ===========  ===========  ==========  ==========  =========

                                                   West                                                LargeCap
                                                  Coast      Diversified      Equity                    Blend
                                                  Equity    International     Income       Income      Account
                                                 Account       Account       Account      Account         II
                                                (Class 1)    (Class 2)      (Class 2)    (Class 2)    (Class 2)
                                               -----------  -------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (235,534)  $   31,778    $  (477,994) $   652,412  $    (4,064)
                                               -----------   ----------    -----------  -----------  -----------
   Net realized gains (losses)                   1,965,983    1,069,792      4,260,793     (147,122)     405,255
   Change in net unrealized appreciation
      (depreciation) of investments                489,297     (497,533)    (2,115,685)      38,440     (275,689)
                                               -----------   ----------    -----------  -----------  -----------
      Increase (decrease) in net assets from
         operations                              2,219,746      604,037      1,667,114      543,730      125,502
                                               -----------   ----------    -----------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                    818,265       97,629      4,159,083      183,819      168,787
   Cost of units redeemed                       (2,817,798)    (369,608)    (6,730,540)  (4,057,745)  (1,221,777)
   Net transfers                                   881,953    1,664,389      4,119,873      217,061     (169,633)
   Contract maintenance charge                      (4,600)        (381)        (7,631)      (3,265)        (560)
                                               -----------   ----------    -----------  -----------  -----------
      Increase (decrease) in net assets from
         capital transactions                   (1,122,180)   1,392,029      1,540,785   (3,660,130)  (1,223,183)
                                               -----------   ----------    -----------  -----------  -----------
Increase (decrease) in net assets                1,097,566    1,996,066      3,207,899   (3,116,400)  (1,097,681)
Net assets at beginning of period               30,663,761    4,461,640     51,305,430   15,802,004    3,474,705
                                               -----------   ----------    -----------  -----------  -----------
Net assets at end of period                    $31,761,327   $6,457,706    $54,513,329  $12,685,604  $ 2,377,024
                                               ===========   ==========    ===========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       62,788       11,566        394,011       25,738       23,442
   Units redeemed                                 (213,398)     (43,671)      (629,018)    (561,034)    (169,959)
   Units transferred                                68,640      188,401        389,316       29,415      (23,201)
                                               -----------   ----------    -----------  -----------  -----------
Increase (decrease) in units outstanding           (81,970)     156,296        154,309     (505,881)    (169,718)
Beginning units                                  2,438,907      581,190      4,996,995    2,210,997      502,522
                                               -----------   ----------    -----------  -----------  -----------
Ending units                                     2,356,937      737,486      5,151,304    1,705,116      332,804
                                               ===========   ==========    ===========  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                                                                    Real
                                               LargeCap      MidCap       Money       Mortgage     Estate
                                                 Growth      Stock       Market      Securities  Securities
                                                Account     Account      Account      Account      Account
                                               (Class 2)   (Class 2)    (Class 2)    (Class 2)    (Class 2)
                                               ---------  -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $ (15,918) $   (32,406) $   106,158  $   164,852  $   34,507
   Net realized gains (losses)                    84,611      395,729            0      (96,329)    517,801
   Change in net unrealized appreciation
      (depreciation) of investments              124,294     (640,556)           0       92,955    (947,133)
                                               ---------  -----------  -----------  -----------  ----------
      Increase (decrease) in net assets from
         operations                              192,987     (277,233)     106,158      161,478    (394,825)
                                               ---------  -----------  -----------  -----------  ----------
From capital transactions:
   Net proceeds from units sold                    1,302       22,358       66,770       16,002      59,143
   Cost of units redeemed                       (219,313)    (871,109)  (6,256,185)  (1,696,155)   (151,432)
   Net transfers                                  62,066     (475,245)   7,796,961     (205,459)   (428,239)
   Contract maintenance charge                      (205)        (535)        (887)      (2,518)       (420)
                                               ---------  -----------  -----------  -----------  ----------
      Increase (decrease) in net assets from
         capital transactions                   (156,150)  (1,324,531)   1,606,659   (1,888,130)   (520,948)
                                               ---------  -----------  -----------  -----------  ----------
Increase (decrease) in net assets                 36,837   (1,601,764)   1,712,817   (1,726,652)   (915,773)
Net assets at beginning of period                957,698    3,927,186    2,724,190    5,028,514   2,294,813
                                               ---------  -----------  -----------  -----------  ----------
Net assets at end of period                    $ 994,535  $ 2,325,422  $ 4,437,007  $ 3,301,862  $1,379,040
                                               =========  ===========  ===========  ===========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        151        2,093       11,495        2,429       2,600
   Units redeemed                                (27,488)     (81,955)  (1,056,695)    (257,594)     (8,072)
   Units transferred                               8,011      (48,833)   1,318,136      (30,748)    (22,231)
                                               ---------  -----------  -----------  -----------  ----------
Increase (decrease) in units outstanding         (19,326)    (128,695)     272,936     (285,913)    (27,703)
Beginning units                                  135,152      372,499      468,575      768,702     108,166
                                               ---------  -----------  -----------  -----------  ----------
Ending units                                     115,826      243,804      741,511      482,789      80,463
                                               =========  ===========  ===========  ===========  ==========

                                                                  SAM           SAM           SAM          SAM
                                                    SAM      Conservative  Conservative    Flexible     Strategic
                                                 Balanced      Balanced       Growth        Income        Growth
                                                 Portfolio     Portfolio     Portfolio     Portfolio     Portfolio
                                                 (Class 2)     (Class 2)     (Class 2)     (Class 2)    (Class 2)
                                               ------------  ------------  ------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  1,135,907  $   342,111   $   (100,959) $  1,443,635  $  (207,830)
   Net realized gains (losses)                    9,079,944    1,165,515      4,457,003     1,766,329    1,264,627
   Change in net unrealized appreciation
      (depreciation) of investments                  76,654     (313,033)       975,586    (1,152,083)   1,129,978
                                               ------------  -----------   ------------  ------------  -----------
      Increase (decrease) in net assets from
         operations                              10,292,505    1,194,593      5,331,630     2,057,881    2,186,775
                                               ------------  -----------   ------------  ------------  -----------
From capital transactions:
   Net proceeds from units sold                   4,263,210      684,159      1,712,425       849,523    2,192,374
   Cost of units redeemed                       (36,450,475)  (6,174,438)   (11,382,999)  (14,629,343)  (3,372,259)
   Net transfers                                  1,010,455     (716,251)    (2,970,792)      646,861      509,266
   Contract maintenance charge                      (28,416)      (4,163)       (13,202)      (12,835)      (5,552)
                                               ------------  -----------   ------------  ------------  -----------
      Increase (decrease) in net assets from
         capital transactions                   (31,205,226)  (6,210,693)   (12,654,568)  (13,145,794)    (676,171)
                                               ------------  -----------   ------------  ------------  -----------
Increase (decrease) in net assets               (20,912,721)  (5,016,100)    (7,322,938)  (11,087,913)   1,510,604
Net assets at beginning of period               166,390,537   24,267,380     76,120,627    55,327,490   29,288,163
                                               ------------  -----------   ------------  ------------  -----------
Net assets at end of period                    $145,477,816  $19,251,280   $ 68,797,689  $ 44,239,577  $30,798,767
                                               ============  ===========   ============  ============  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       413,940       67,576        154,763        90,365      177,647
   Units redeemed                                (3,527,095)    (841,817)    (1,026,255)   (1,764,038)    (272,556)
   Units transferred                                 92,854      (96,366)      (264,587)       74,877       37,232
                                               ------------  -----------   ------------  ------------  -----------
Increase (decrease) in units outstanding         (3,020,301)    (870,607)    (1,136,079)   (1,598,796)     (57,677)
Beginning units                                  16,711,342    3,394,114      7,199,949     6,820,316    2,516,995
                                               ------------  -----------   ------------  ------------  -----------
Ending units                                     13,691,041    2,523,507      6,063,870     5,221,520    2,459,318
                                               ============  ===========   ============  ============  ===========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)


                                                                                                Columbia
                                                                                                  Asset
                                                             SmallCap   SmallCap      West     Allocation
                                                Short-Term    Growth     Value       Coast        Fund,
                                                  Income     Account    Account      Equity     Variable
                                                 Account        II         I        Account      Series
                                                (Class 2)   (Class 2)  (Class 2)   (Class 2)    (Class A)
                                               -----------  ---------  ---------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    92,389  $ (14,977) $  1,208   $  (148,449) $   18,307
   Net realized gains (losses)                     (40,653)    69,278    39,441     1,429,945     140,185
   Change in net unrealized appreciation
      (depreciation) of investments                 20,666    (14,116)  (70,317)     (378,633)    (59,014)
                                               -----------  ---------  --------   -----------  ----------
      Increase (decrease) in net assets from
         operations                                 72,402     40,185   (29,668)      902,863      99,478
                                               -----------  ---------  --------   -----------  ----------
From capital transactions:
   Net proceeds from units sold                      4,183      3,274     9,391       414,714           0
   Cost of units redeemed                       (1,162,066)  (250,532)  (23,617)   (2,378,555)    (92,795)
   Net transfers                                   274,720    (10,107)   11,865    (1,645,236)     48,058
   Contract maintenance charge                        (774)      (184)      (84)       (2,314)       (263)
                                               -----------  ---------  --------   -----------  ----------
      Increase (decrease) in net assets from
         capital transactions                     (883,937)  (257,549)   (2,445)   (3,611,391)    (45,000)
                                               -----------  ---------  --------   -----------  ----------
Increase (decrease) in net assets                 (811,535)  (217,364)  (32,113)   (2,708,528)     54,478
Net assets at beginning of period                3,160,390    994,542   260,044    14,402,243   1,373,371
                                               -----------  ---------  --------   -----------  ----------
Net assets at end of period                    $ 2,348,855  $ 777,178  $227,931   $11,693,715  $1,427,849
                                               ===========  =========  ========   ===========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          636        427       869        32,486           0
   Units redeemed                                 (174,852)   (34,787)   (2,239)     (184,898)     (7,899)
   Units transferred                                41,867     (1,426)    1,041      (128,954)      3,910
                                               -----------  ---------  --------   -----------  ----------
Increase (decrease) in units outstanding          (132,349)   (35,786)     (329)     (281,366)     (3,989)
Beginning units                                    480,261    147,936    23,541     1,174,244     121,392
                                               -----------  ---------  --------   -----------  ----------
Ending units                                       347,912    112,150    23,212       892,878     117,403
                                               ===========  =========  ========   ===========  ==========

                                                Columbia    Columbia                  Columbia
                                                  Large       Small      Columbia      Marsico     Columbia
                                                   Cap       Company       High        Focused      Marsico
                                                  Value      Growth       Yield       Equities      Growth
                                                  Fund,       Fund,       Fund,         Fund,        Fund,
                                                Variable    Variable     Variable     Variable     Variable
                                                  Series     Series       Series       Series       Series
                                                (Class A)   (Class A)    (Class A)    (Class A)    (Class A)
                                               ----------  ----------  -----------  ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $   (8,891) $  (66,958) $ 1,062,567  $ (1,250,990) $ (108,263)
   Net realized gains (losses)                    723,403      99,831      606,929     4,157,048     240,097
   Change in net unrealized appreciation
      (depreciation) of investments              (616,291)    433,334   (1,617,090)    6,441,050     930,668
                                               ----------  ----------  -----------  ------------  ----------
      Increase (decrease) in net assets from
         operations                                98,221     466,207       52,406     9,347,108   1,062,502
                                               ----------  ----------  -----------  ------------  ----------
From capital transactions:
   Net proceeds from units sold                   668,123      59,006    2,308,909     9,131,944     438,134
   Cost of units redeemed                        (527,324)   (268,443)  (4,516,484)  (10,402,373)   (435,616)
   Net transfers                                  117,452    (115,660)    (461,536)   (1,215,900)    105,913
   Contract maintenance charge                       (800)       (338)      (2,948)       (8,102)       (702)
                                               ----------  ----------  -----------  ------------  ----------
      Increase (decrease) in net assets from
         capital transactions                     257,451    (325,435)  (2,672,059)   (2,494,431)    107,729
                                               ----------  ----------  -----------  ------------  ----------
Increase (decrease) in net assets                 355,672     140,772   (2,619,653)    6,852,677   1,170,231
Net assets at beginning of period               7,643,812   4,061,145   30,752,895    78,555,725   6,660,456
                                               ----------  ----------  -----------  ------------  ----------
Net assets at end of period                    $7,999,484  $4,201,917  $28,133,242  $ 85,408,402  $7,830,687
                                               ==========  ==========  ===========  ============  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      49,354       4,641      144,048       734,356      39,302
   Units redeemed                                 (38,742)    (20,540)    (282,654)     (825,127)    (38,215)
   Units transferred                                9,267      (8,978)     (30,260)      (87,197)      9,086
                                               ----------  ----------  -----------  ------------  ----------
Increase (decrease) in units outstanding           19,879     (24,877)    (168,866)     (177,968)     10,173
Beginning units                                   581,409     337,697    1,942,396     6,596,122     630,078
                                               ----------  ----------  -----------  ------------  ----------
Ending units                                      601,288     312,820    1,773,530     6,418,154     640,251
                                               ==========  ==========  ===========  ============  ==========

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                Columbia     Columbia      Columbia
                                                 Marsico       Mid         Marsico
                                                  21st         Cap      International
                                                 Century      Growth    Opportunities
                                                  Fund,       Fund,         Fund,          Asset        Global
                                                Variable     Variable      Variable     Allocation      Growth
                                                 Series       Series        Series         Fund          Fund
                                                (Class A)   (Class A)     (Class B)      (Class 2)     (Class 2)
                                               ----------  -----------  -------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (25,369) $  (33,408)   $ (124,204)   $    929,577  $  6,567,099
   Net realized gains (losses)                    203,395     518,126       698,937      10,138,678    43,798,438
   Change in net unrealized appreciation
      (depreciation) of investments               195,945    (108,414)      857,296      (3,591,099)   20,301,218
                                               ----------  ----------    ----------    ------------  ------------
      Increase (decrease) in net assets from
         operations                               373,971     376,304     1,432,029       7,477,156    70,666,755
                                               ----------  ----------    ----------    ------------  ------------
From capital transactions:
   Net proceeds from units sold                    27,510       2,844       519,718       2,319,137    30,429,094
   Cost of units redeemed                        (142,766)   (195,789)     (454,856)    (24,911,148)  (65,839,686)
   Net transfers                                  203,429    (137,313)     (150,903)     16,986,060    39,360,429
   Contract maintenance charge                       (142)       (253)         (770)        (51,240)      (95,064)
                                               ----------  ----------    ----------    ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                      88,031    (330,511)      (86,811)     (5,657,191)    3,854,773
                                               ----------  ----------    ----------    ------------  ------------
Increase (decrease) in net assets                 462,002      45,793     1,345,218       1,819,965    74,521,528
Net assets at beginning of period               2,152,593   2,165,600     7,939,963     149,201,594   522,537,934
                                               ----------  ----------    ----------    ------------  ------------
Net assets at end of period                    $2,614,595  $2,211,393    $9,285,181    $151,021,559  $597,059,462
                                               ==========  ==========    ==========    ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       1,515         261        25,633         137,273     1,346,775
   Units redeemed                                  (8,109)    (17,945)      (21,897)     (1,471,651)   (2,812,699)
   Units transferred                               11,259     (12,385)       (6,824)      1,006,414     1,721,645
                                               ----------  ----------    ----------    ------------  ------------
Increase (decrease) in units outstanding            4,665     (30,069)       (3,088)       (327,964)      255,721
Beginning units                                   133,483     224,283       407,568       9,276,573    24,092,230
                                               ----------  ----------    ----------    ------------  ------------
Ending units                                      138,148     194,214       404,480       8,948,609    24,347,951
                                               ==========  ==========    ==========    ============  ============

                                                                                Asset         Cash
                                                  Growth     Growth-Income   Allocation    Management      Growth
                                                   Fund          Fund           Fund          Fund          Fund
                                                 (Class 2)     (Class 2)      (Class 3)     (Class 3)     (Class 3)
                                               ------------  -------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $ (6,875,153) $   (724,168)  $    608,774  $  1,056,940  $ (2,298,605)
   Net realized gains (losses)                   89,752,521    49,526,714      3,961,269       436,325    39,038,564
   Change in net unrealized appreciation
      (depreciation) of investments               2,406,467   (20,474,628)      (621,329)     (856,080)   10,269,609
                                               ------------  ------------   ------------  ------------  ------------
      Increase (decrease) in net assets from
         operations                              85,283,835    28,327,918      3,948,714       637,185    47,009,568
                                               ------------  ------------   ------------  ------------  ------------
From capital transactions:
   Net proceeds from units sold                  35,202,851    36,616,165        439,533        72,183     2,103,225
   Cost of units redeemed                       (96,095,503)  (99,236,597)   (12,814,775)  (12,591,457)  (62,800,463)
   Net transfers                                 14,871,044    35,083,063      3,709,564    13,846,750   (11,767,187)
   Contract maintenance charge                     (143,556)     (156,295)       (23,917)       (8,079)     (137,952)
                                               ------------  ------------   ------------  ------------  ------------
      Increase (decrease) in net assets from
         capital transactions                   (46,165,164)  (27,693,664)    (8,689,595)    1,319,397   (72,602,377)
                                               ------------  ------------   ------------  ------------  ------------
Increase (decrease) in net assets                39,118,671       634,254     (4,740,881)    1,956,582   (25,592,809)
Net assets at beginning of period               795,069,301   784,498,398     76,054,888    18,196,166   451,036,649
                                               ------------  ------------   ------------  ------------  ------------
Net assets at end of period                    $834,187,972  $785,132,652   $ 71,314,007  $ 20,152,748  $425,443,840
                                               ============  ============   ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     1,678,759     1,958,090          8,878         3,466        10,759
   Units redeemed                                (4,409,616)   (5,194,434)      (256,860)     (570,900)     (322,094)
   Units transferred                                705,978     1,850,621         74,215       626,158       (60,408)
                                               ------------  ------------   ------------  ------------  ------------
Increase (decrease) in units outstanding         (2,024,879)   (1,385,723)      (173,767)       58,724      (371,743)
Beginning units                                  39,467,458    43,071,182      1,601,343       836,379     2,476,760
                                               ------------  ------------   ------------  ------------  ------------
Ending units                                     37,442,579    41,685,459      1,427,576       895,103     2,105,017
                                               ============  ============   ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)

                                                                                                 U.S.
                                                                                           Government/AAA-   Growth and
                                               Growth-Income  High-Income  International  Rated Securities     Income
                                                    Fund       Bond Fund        Fund            Fund         Portfolio
                                                 (Class 3)     (Class 3)     (Class 3)        (Class 3)      (Class VC)
                                               -------------  -----------  -------------  ----------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $    772,987   $ 2,911,627  $    196,213     $  1,795,501    $   (615,876)
   Net realized gains (losses)                   20,245,316      (917,301)   11,165,628         (823,814)     27,747,765
   Change in net unrealized appreciation
      (depreciation) of investments              (2,952,912)   (1,827,181)    9,444,121          534,222     (23,237,230)
                                               ------------   -----------  ------------     ------------    ------------
      Increase (decrease) in net assets from
         operations                              18,065,391       167,145    20,805,962        1,505,909       3,894,659
                                               ------------   -----------  ------------     ------------    ------------
From capital transactions:
   Net proceeds from units sold                   2,323,376       140,339       882,032          109,616      53,533,161
   Cost of units redeemed                       (65,248,156)   (5,161,041)  (17,958,032)      (4,655,032)    (30,667,308)
   Net transfers                                 (7,734,531)     (973,542)     (648,697)         (38,791)      8,903,794
   Contract maintenance charge                     (151,470)      (11,838)      (35,054)         (10,528)        (49,161)
                                               ------------   -----------  ------------     ------------    ------------
      Increase (decrease) in net assets from
         capital transactions                   (70,810,781)   (6,006,082)  (17,759,751)      (4,594,735)     31,720,486
                                               ------------   -----------  ------------     ------------    ------------
Increase (decrease) in net assets               (52,745,390)   (5,838,937)    3,046,211       (3,088,826)     35,615,145
Net assets at beginning of period               457,705,512    33,496,125   120,436,613       31,959,063     246,019,110
                                               ------------   -----------  ------------     ------------    ------------
Net assets at end of period                    $404,960,122   $27,657,188  $123,482,824     $ 28,870,237    $281,634,255
                                               ============   ===========  ============     ============    ============
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        16,787         1,869        16,217            3,347       3,821,794
   Units redeemed                                  (468,768)      (73,789)     (328,502)        (142,859)     (2,172,493)
   Units transferred                                (55,273)      (13,804)      (12,662)          (1,715)        640,009
                                               ------------   -----------  ------------     ------------    ------------
Increase (decrease) in units outstanding           (507,254)      (85,724)     (324,947)        (141,227)      2,289,310
Beginning units                                   3,444,347       489,770     2,405,011          996,762      17,926,774
                                               ------------   -----------  ------------     ------------    ------------
Ending units                                      2,937,093       404,046     2,080,064          855,535      20,216,084
                                               ============   ===========  ============     ============    ============

                                                                 BB&T
                                                  Mid Cap      Capital      BB&T                     BB&T
                                                   Value       Manager   Large Cap      BB&T       Mid Cap
                                                 Portfolio      Equity     Growth    Large Cap      Growth
                                                 (Class VC)      VIF      VIF (1)       VIF          VIF
                                               ------------  ----------  ---------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $ (1,099,946) $   55,863  $     (54) $   15,868    $  (54,346)
   Net realized gains (losses)                   15,828,426     508,851     15,227     466,941       486,888
   Change in net unrealized appreciation
      (depreciation) of investments             (14,655,559)   (576,407)   (10,167)   (793,506)      537,783
                                               ------------  ----------  ---------  ----------    ----------
      Increase (decrease) in net assets from
         operations                                  72,921     (11,693)     5,006    (310,697)      970,325
                                               ------------  ----------  ---------  ----------    ----------
From capital transactions:
   Net proceeds from units sold                     756,718     774,297     33,619     979,074       627,191
   Cost of units redeemed                       (16,998,350)   (381,717)      (183)    (96,157)     (151,923)
   Net transfers                                 (2,911,606)    819,073   (263,944)  1,133,744       525,215
   Contract maintenance charge                      (33,083)       (135)        (7)       (157)         (217)
                                               ------------  ----------  ---------  ----------    ----------
      Increase (decrease) in net assets from
         capital transactions                   (19,186,321)  1,211,518   (230,515)  2,016,504     1,000,266
                                               ------------  ----------  ---------  ----------    ----------
Increase (decrease) in net assets               (19,113,400)  1,199,825   (225,509)  1,705,807     1,970,591
Net assets at beginning of period                98,390,983   3,554,572    225,509   2,174,000     2,343,054
                                               ------------  ----------  ---------  ----------    ----------
Net assets at end of period                    $ 79,277,583  $4,754,397  $       0  $3,879,807    $4,313,645
                                               ============  ==========  =========  ==========    ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        48,288      62,552      3,094      77,409        49,090
   Units redeemed                                (1,070,897)    (30,173)       (18)     (7,649)      (12,118)
   Units transferred                               (194,545)     66,390    (24,368)     91,772        46,005
                                               ------------  ----------  ---------  ----------    ----------
Increase (decrease) in units outstanding         (1,217,154)     98,769    (21,292)    161,532        82,977
Beginning units                                   6,529,071     297,909     21,292     174,402       215,430
                                               ------------  ----------  ---------  ----------    ----------
Ending units                                      5,311,917     396,678          0     335,934       298,407
                                               ============  ==========  =========  ==========    ==========

(1)  For the period from January 1, 2007 through February 12, 2007.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2007
                                   (continued)


                                                   BB&T          BB&T         MTB          MTB
                                                  Special        Total       Large        Large
                                               Opportunities    Return        Cap         Cap
                                                  Equity         Bond        Growth       Value
                                                    VIF           VIF     Fund II (2)  Fund II (2)
                                               -------------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $  (106,784)  $  157,720      $ (1)       $    5
   Net realized gains (losses)                      556,698        4,187        13            51
   Change in net unrealized appreciation
      (depreciation) of investments                  28,181      179,853        (3)          (40)
                                                -----------   ----------      ----        ------
      Increase (decrease) in net assets from
         operations                                 478,095      341,760         9            16
                                                -----------   ----------      ----        ------
From capital transactions:
   Net proceeds from units sold                   2,915,456    1,569,106       200           200
   Cost of units redeemed                          (218,376)    (352,758)        0             0
   Net transfers                                  3,715,289    3,777,080         0         2,265
   Contract maintenance charge                         (243)        (257)        0             0
                                                -----------   ----------      ----        ------
      Increase (decrease) in net assets from
         capital transactions                     6,412,126    4,993,171       200         2,465
                                                -----------   ----------      ----        ------
Increase (decrease) in net assets                 6,890,221    5,334,931       209         2,481
Net assets at beginning of period                 3,349,682    3,070,867         0             0
                                                -----------   ----------      ----        ------
Net assets at end of period                     $10,239,903   $8,405,798      $209        $2,481
                                                ===========   ==========      ====        ======
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       208,427      152,509        20            20
   Units redeemed                                   (15,547)     (34,158)        0             0
   Units transferred                                265,282      367,061         0           236
                                                -----------   ----------      ----        ------
Increase (decrease) in units outstanding            458,162      485,412        20           256
Beginning units                                     263,198      300,793         0             0
                                                -----------   ----------      ----        ------
Ending units                                        721,360      786,205        20           256
                                                ===========   ==========      ====        ======

                                                    MTB            MTB            MTB
                                                  Managed        Managed        Managed
                                                 Allocation     Allocation     Allocation
                                                   Fund -         Fund -         Fund -
                                                 Aggressive    Conservative     Moderate
                                               Growth II (2)  Growth II (2)  Growth II (2)
                                               -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                     $  4           $  3           $  2
   Net realized gains (losses)                         5              4              5
   Change in net unrealized appreciation
      (depreciation) of investments                   (1)            (1)            (1)
                                                    ----           ----           ----
      Increase (decrease) in net assets from
         operations                                    8              6              6
                                                    ----           ----           ----
From capital transactions:
   Net proceeds from units sold                      199            200            201
   Cost of units redeemed                              0              0              0
   Net transfers                                       0              0              0
   Contract maintenance charge                         0              0              0
                                                    ----           ----           ----
      Increase (decrease) in net assets from
         capital transactions                        199            200            201
                                                    ----           ----           ----
Increase (decrease) in net assets                    207            206            207
Net assets at beginning of period                      0              0              0
                                                    ----           ----           ----
Net assets at end of period                         $207           $206           $207
                                                    ====           ====           ====
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         20             20             20
   Units redeemed                                      0              0              0
   Units transferred                                   0              0              0
                                                    ----           ----           ----
Increase (decrease) in units outstanding              20             20             20
Beginning units                                        0              0              0
                                                    ----           ----           ----
Ending units                                          20             20             20
                                                    ====           ====           ====

(2)  For the period from February 5, 2007 (inception) through December 31, 2007.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

     Variable Separate Account of AIG SunAmerica Life Assurance Company (the "Separate Account") is an investment account of AIG SunAmerica Life Assurance Company, (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of AIG Retirement Services, Inc., the retirement services and asset management organization within American International Group, Inc. ("AIG"). AIG is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings and asset management. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

     The Separate Account offers the following variable annuity products:
     American Pathway II, Polaris, Polaris Advantage, Polaris Advisor, Polaris Advisor III, Polaris Choice, Polaris Choice II, Polaris Choice III, Polaris II, Polaris Platinum, Polaris Platinum II, Polaris Preferred Solution, Polaris Protector, PolarisAmerica, WM Diversified Strategies, and WM Diversified Strategies III.

     The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms and financial institutions. The distributor of these contracts is AIG SunAmerica Capital Services, Inc., an affiliate of the Company, except for WM Diversified Strategies and WM Diversified Strategies III, for which the distributor is Principal Funds Distributor, Inc. No underwriting fees are paid in connection with the distribution of the contracts.

     The Separate Account is composed of a total of 178 variable portfolios of different classes (the "Variable Accounts"). Each of the Variable Accounts is invested solely in the shares of one of the following: (1) the fifteen currently available Class 1, Class 2 and Class 3 investment portfolios of the Anchor Series Trust (the "Anchor Trust"), (2) the ninety currently available Class 1, Class 2 and Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (3) the three currently available Class II investment portfolios of the Van Kampen Life Investment Trust (the "Van Kampen Trust"), (4) the thirty-six currently available Class 1 and Class 2 investment portfolios of the Principal Variable Contracts Funds, Inc. (the "Principal Funds"), (5) the three currently available Class A investment portfolios of the Columbia Funds Variable Insurance Trust (the "Columbia Trust"), (6) the six currently available Class A and Class B investment portfolios of the Columbia Funds Variable Insurance Trust I (the "Columbia Trust I"), (7) the eleven currently available Class 2 and Class 3 investment portfolios of the American Funds Insurance Series (the "American Series"), (8) the two currently available Class VC investment portfolios of the Lord Abbett Series Fund, Inc. (the "Lord Abbett Fund"), (9) the five currently available investment portfolios of the BB&T Variable Insurance Funds (the "BB&T Funds"), (10) the five currently available investment portfolios of the MTB Group

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION (continued)

     of Funds (the "MTB Trust"), or (11) the two currently available Class 2 investment portfolios of the Franklin Templeton Variable Insurance Products Trust (the "Franklin Templeton Trust"). The primary difference between the classes of the Variable Accounts is that the Class 2 shares in the Anchor Trust and SunAmerica Trust are subject to 12b-1 fees of 0.15%, the Class 3 shares of the American Series are subject to 12b-1 fees of 0.18%, and the Class 2 shares in the Principal Funds, the Franklin Templeton Trust and the American Series, the Class B shares in the Columbia Trust I, the Class II shares in the Van Kampen Trust, the Class 3 shares of the Anchor Series Trust and SunAmerica Trust, and the shares of the MTB Trust are subject to 12b-1 fees of 0.25%, of each classes' average daily net assets, while the Class 1 and Class A shares are not subject to 12b-1 fees. The Class VC shares of the Lord Abbett Fund and the shares of the BB&T Funds are not subject to 12b-1 fees. The Anchor Trust, the SunAmerica Trust, the Van Kampen Trust, the Principal Funds, the Columbia Trust, the Columbia Trust I, the American Series, the Lord Abbett Fund, the BB&T Funds, the MTB Trust, and the Franklin Templeton Trust (collectively referred to as the "Trusts") are diversified, open-end investment companies, which retain investment advisers to assist in their investment activities. The Anchor Trust and SunAmerica Trust are affiliated investment companies. Participants may elect to have investments allocated to one of the offered guaranteed-interest funds of the Company (the "General Account"), which are not a part of the Separate Account. The financial statements include balances allocated by the participants to the Variable Accounts and do not include balances allocated to the General Account.

     On January 5, 2007, the portfolios of the WM Trust were reorganized into the Principal Funds. On that date, the Variable Accounts that invested in portfolios of the WM Trust exchanged their shares in the portfolios of the WM Trust for shares with an equal value in similar portfolios of the Principal Funds. The predecessor and current portfolios before and after the changes are listed below.

Predecessor WM Trust Portfolio    Current Principal Funds Portfolio
-------------------------------   ---------------------------------
International Growth Fund         Diversified International Account
Equity Income Fund                Equity Income Account
Income Fund                       Income Account
Growth & Income Fund              LargeCap Blend Account II
Growth Fund                       LargeCap Growth Account
Mid Cap Stock Fund                MidCap Stock Account
Money Market Fund                 Money Market Account
U.S. Government Securities Fund   Mortgage Securities Account
REIT Fund                         Real Estate Securities Account
Balanced Portfolio                SAM Balanced Portfolio
Conservative Balanced Portfolio   SAM Conservative Balanced Portfolio

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION (continued)


Predecessor WM Trust Portfolio (continued)   Current Principal Funds Portfolio (continued)
------------------------------------------   ---------------------------------------------
Conservative Growth Portfolio                SAM Conservative Growth Portfolio
Flexible Income Portfolio                    SAM Flexible Income Portfolio
Strategic Growth Portfolio                   SAM Strategic Growth Portfolio
Short Term Income Fund                       Short-Term Income Account
Small Cap Growth Fund                        SmallCap Growth Account II
Small Cap Value Fund                         SmallCap Value Account I
West Coast Equity Fund                       West Coast Equity Account

     On February 12, 2007, the Large Cap Growth VIF of the BB&T Funds was merged with and into the Large Cap VIF. On that date, all assets and liabilities of the Large Cap Growth VIF were transferred to the Large Cap VIF in exchange for shares of the Large Cap VIF with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization. After the transfer, shares of the Large Cap VIF were distributed to shareholders of the Large Cap Growth VIF tax-free in liquidation of the Large Cap Growth VIF.

     Prior to May 1, 2007, the Equity Opportunities Portfolio was formerly named Federated American Leaders Portfolio, the Marsico Focused Growth Portfolio was formerly named Marsico Growth Portfolio, the Mid-Cap Growth Portfolio was formerly named MFS Mid-Cap Growth Portfolio, the Balanced Portfolio was formerly named SunAmerica Balanced Portfolio, the Fundamental Growth Portfolio was formerly named Putnam Growth: Voyager

     Portfolio and the Capital Growth Portfolio was formerly named Goldman Sachs Research Portfolio.

     Prior to May 1, 2008, the Total Return Bond Portfolio was formerly named Worldwide High Income Portfolio and the Capital Growth Portfolio was formerly named Strategic Growth Portfolio.

     Prior to May 17, 2008, the LargeCap Blend Account II was formerly named LargeCap Blend Account, the LargeCap Growth Account was formerly named Growth Account, the Equity Income Account was formerly named Equity Income Account I, the SmallCap Growth Account II was formerly named SmallCap Growth Account, and the SmallCap Value Account I was formerly named SmallCap Value Account.

     Effective May 17, 2008, the Principal Variable Contracts Funds, Inc. replaced the trust name of Principal Variable Contracts Fund, Inc.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT ACCOUNTING AND VALUATION: The investments are stated at the net asset value of each of the portfolios of the Trusts as determined at the close of the business day. Purchases and sales of shares of the portfolios are valued at the net asset values of such portfolios, which value their investment securities at fair value, on the date the shares are purchased or sold. Dividends and capital gains distributions are recorded on the ex-distribution date. Realized gains and losses on the sale of investments in the Trusts are recognized at the date of sale and are determined on a first-in, first-out basis. Accumulation unit values are computed daily based on total net assets of the portfolios.

     Effective January 1, 2007, the Separate Account changed its method of determining cost of investments sold by the Trusts from an average cost method to the first-in, first-out method. Management believes that the first-in, first-out method is more commonly used for financial reporting by separate accounts and is a preferable method of accounting. Since investments are stated at net asset value of each of the portfolios of the Trusts, which value their investment securities at fair value, the change has no impact on net assets. The change in method of determining cost of investments sold will result in a reclassification between realized gains and losses and unrealized appreciation and depreciation of investments, beginning January 1, 2007, with no impact on the total increase (decrease) in net assets from operations. Since records of purchases and sales of investments are not readily available for prior periods, it is impracticable to determine the prior periods reclassification between realized gains and losses and unrealized appreciation and depreciation of investments.

     FEDERAL INCOME TAXES: The Company qualifies for federal income tax treatment granted to life insurance companies under subchapter L of the Internal Revenue Service Code (the "Code"). The operations of the Separate Account are part of the total operations of the Company and are not taxed separately. Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

     USE OF ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

     RESERVES FOR CONTRACTS IN PAYOUT (ANNUITIZATION) PERIOD: Net assets allocated to contracts in the payout period are based on the Annuity 2000 Mortality Table, the 1971 Individual Mortality Table and the 1983(a) Individual Mortality Table depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     of adverse deviation from assumptions. An assumed interest rate of 3.5% is used in determining annuity payments for all products with the exception of the American Pathway II product, which uses a 4% assumed interest rate.

     The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of the annuitant than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

     Annuity benefit payments are recorded as redemptions in the accompanying Statement of Changes in Net Assets.

     ACCOUNTING CHANGES: In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not change existing guidance about whether an instrument is carried at fair value. FAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Separate Account adopted FAS 157 on January 1, 2008, its required effective date, and it resulted in no cumulative effect to the Statement of Assets and Liabilities, Schedule of Portfolio Investments, Statement of Operations, and Statement of Changes in Net Assets. See Note 3 to the Financial Statements for additional FAS 157 disclosures.

3.   FAIR VALUE MEASUREMENTS

     Effective January 1, 2008, assets and liabilities recorded at fair value in the Separate Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

     Level 1--Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

3.   FAIR VALUE MEASUREMENTS (continued)

     a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets and most mutual funds.

     Level 2--Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, and derivative contracts.

     Level 3--Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

     The Separate Account assets measured at fair value as of December 31, 2008 consist of investments in trusts, which are registered and open-end mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1. The Separate Account had no liabilities as of December 31, 2008. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2008, and respective hierarchy levels. As all assets of the Separate Account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2008, is presented.

4.   CHARGES AND DEDUCTIONS

     Charges and deductions are applied against the current value of the Separate Account and are paid as follows:

     WITHDRAWAL CHARGE: Each contract provides that in the event that a contract holder withdraws all or a portion of the contract value during the surrender charge period, withdrawal charges may be assessed on the excess of the free withdrawal amounts as defined in the contract. The withdrawal charges are based on tables of charges applicable to the specific contracts, with a maximum charge of up to 9% of any amount withdrawn that

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     exceeds the free withdrawal amount, and are recorded as redemptions in the accompanying Statement of Changes in Net Assets. There are no withdrawal charges under the Polaris Advisor contract.

     CONTRACT MAINTENANCE CHARGE: An annual contract maintenance charge of $30 or $35 (which may vary based on state) is charged against certain contracts, which reimburses the Company for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary during the accumulation phase. In the event that a total surrender of contract value is made, the entire charge is assessed as of the date of surrender, and deducted from that withdrawal. The contract maintenance charge is recorded as a charge in the Statement of Changes in Net Assets.

     SEPARATE ACCOUNT ANNUAL CHARGE: The Separate Account deducts a separate account annual charge comprised of mortality and expense risk charges and distribution expense charges, computed on a daily basis. Separate Account Annual Charges are recorded as a charge in the Statement of Operations. The total annual rates of the net asset value of each portfolio, depending on any optional death benefits elected for each product, are as follows:
     American Pathway II, 1.30% or 1.40%; Polaris, 1.52%; Polaris II, 1.52% or 1.77%; PolarisAmerica, 1.52% or 1.77%; Polaris Platinum, 1.52% or 1.77%; WM Diversified Strategies, 1.40%, 1.55% or 1.80%; Polaris Protector, 1.52% or 1.77%; Polaris Choice, 1.52%, 1.72% or 1.97%; WM Diversified Strategies III, 1.55%, 1.70% or 1.95%; Polaris Platinum II, 1.52% or 1.77%; Polaris Choice II, 1.52%, 1.72% or 1.97%; Polaris Advisor, 1.52%, 1.72% or 1.97%;
     Polaris Choice III, 1.52%, 1.77% or 2.02%; Polaris Preferred Solution, 1.15%, 1.40%, 1.55%, 1.65%, 1.80% or 2.05%; Polaris Advantage, 1.65% or
     1.90%; Polaris Advisor III, 1.65% or 1.90%. The mortality risk charge is compensation for the mortality risks assumed by the Company from its contractual obligations to make annuity payments after the contract has annuitized for the life of the annuitant and to provide the standard death benefit. The expense risk charge is compensation for assuming the risk that the current contract administration charges will be insufficient in the future to cover the cost of administering the contract. The distribution expense charge is deducted at an annual rate of 0.15% of the net asset value of each portfolio and is included in the respective separate account annual charge rate. This charge is for all expenses associated with the distribution of the contract. If this charge is not sufficient to cover the cost of distributing the contract, the Company will bear the loss.

     TRANSFER FEE: A transfer fee of $25 ($10 in Pennsylvania and Texas), depending on the contract provisions, may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year and is recorded as a redemption in the accompanying Statement of Changes in Net Assets.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     INCOME PROTECTOR FEE: The optional Income Protector Program, offered in Polaris Protector, Polaris Choice, Polaris II, Polaris Choice II, PolarisAmerica, Polaris Platinum, Polaris Platinum II, WM Diversified Strategies and WM Diversified Strategies III, provides a guaranteed fixed minimum retirement income upon annuitization. The fee will range up to 0.45% of the Income Benefit Base, deducted annually from the contract value, and is recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Income Benefit Base is calculated using the contract value on the effective date of the enrollment in the program and then each subsequent contract anniversary, adjusted for the applicable growth rates, purchase payments, proportional withdrawals, fees and charges.

     CAPITAL PROTECTOR FEE: The optional Capital Protector Program offered in Polaris Protector, Polaris Platinum II, Polaris Choice II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III, Polaris Preferred Solution and Polaris Advantage provides a guaranteed minimum contract value at the end of an applicable waiting period. The fee ranges from 0.10% to 0.65% of the contract value minus purchase payments received after the 90th day from the contract issue date. The fee is deducted quarterly from the contract value during the waiting period, and is recorded as a redemption in the accompanying Statement of Changes in Net Assets.

     MARKETLOCK, MARKETLOCK FOR TWO, INCOME REWARDS, MARKETLOCK FOR LIFE PLUS AND MARKETLOCK INCOME PLUS FEE: The optional MarketLock, MarketLock for Two, Income Rewards, MarketLock for Life Plus and MarketLock Income Plus features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The MarketLock feature is offered in Polaris Choice II, Polaris Platinum II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III, Polaris Preferred Solution and Polaris Advantage. The MarketLock for Two feature is offered in Polaris Choice II, Polaris Platinum II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III and Polaris Preferred Solution. The Income Rewards feature is offered in Polaris Protector, Polaris Choice II, Polaris Platinum II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III and Polaris Preferred Solution. The annual fee ranges from 0.50% to 0.65% for MarketLock, 0.40% for MarketLock for Two prior to the first withdrawal and 0.80% after the first withdrawal, and 0.65% for Income Rewards in years 0-7 and 0.45% in years 8-10, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and is recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base is calculated as the greater of eligible purchase payments received during the first two years, adjusted for withdrawals or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     The MarketLock for Life Plus feature is offered in Polaris Platinum II, Polaris Choice III, Polaris Preferred Solution and Polaris Advantage. The annual fee ranges from 0.65% to 0.75% for one covered person and from 0.90% to 1.00% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock for Life Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     The MarketLock Income Plus feature is offered in Polaris Platinum II, Polaris Choice III, Polaris Preferred Solution and Polaris Advantage. The annual fee is 0.95% for one covered person and 1.20% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock Income Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in year 2-5 over the first year purchase payments.

     PREMIUM TAXES: Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. The rate will range up to 3.5%. Some states assess premium taxes at the time purchase payments are made; whereas some states assess premium taxes at the time annuity payments begin or at the time of surrender. There are certain states that do not assess premium taxes. The Company currently deducts premium taxes at the time of surrender or upon annuitization; however, it reserves the right to deduct any premium taxes when incurred or upon payment of the death benefit. Premium taxes are recorded as redemptions in the Statement of Changes in Net Assets.

     SEPARATE ACCOUNT INCOME TAXES: The Company currently does not maintain a provision for taxes, but has reserved the right to establish such a provision for taxes in the future if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS

     The aggregate cost of the Trusts' shares acquired and the aggregate proceeds from shares sold during the year ended December 31, 2008 consist of the following:

                                                        Cost of Shares   Proceeds from
Variable Accounts                                          Acquired       Shares Sold
-----------------                                       --------------   -------------
ANCHOR TRUST:
Asset Allocation Portfolio (Class 1)                     $ 43,063,970     $ 47,838,256
Capital Appreciation Portfolio (Class 1)                  102,782,752      136,870,054
Government and Quality Bond Portfolio (Class 1)            62,679,997       74,152,857
Growth Portfolio (Class 1)                                 50,543,829       71,749,360
Natural Resources Portfolio (Class 1)                      41,611,280       64,817,830
Asset Allocation Portfolio (Class 2)                        4,493,961        4,125,389
Capital Appreciation Portfolio (Class 2)                   29,327,446       29,394,932
Government and Quality Bond Portfolio (Class 2)            30,426,219       39,382,115
Growth Portfolio (Class 2)                                 15,363,522       17,346,993
Natural Resources Portfolio (Class 2)                      15,299,367       15,732,045
Asset Allocation Portfolio (Class 3)                        9,424,188        9,346,907
Capital Appreciation Portfolio (Class 3)                  143,677,798       75,665,512
Government and Quality Bond Portfolio (Class 3)           206,078,202      191,295,321
Growth Portfolio (Class 3)                                 67,074,595       34,956,316
Natural Resources Portfolio (Class 3)                     102,952,166       50,217,300

SUNAMERICA TRUST:
Aggressive Growth Portfolio (Class 1)                    $  2,398,012     $ 16,865,259
Alliance Growth Portfolio (Class 1)                         3,025,604       85,934,446
Balanced Portfolio (Class 1)                                4,178,143       23,361,620
Blue Chip Growth Portfolio (Class 1)                        1,469,751        6,072,763
Capital Growth Portfolio (Class 1)                            955,831        3,806,872
Cash Management Portfolio (Class 1)                       183,280,300      149,435,227
Corporate Bond Portfolio (Class 1)                         14,000,011       37,902,362
Davis Venture Value Portfolio (Class 1)                   128,275,540      239,430,631
"Dogs" of Wall Street Portfolio (Class 1)                   7,043,994        9,149,564
Emerging Markets Portfolio (Class 1)                       32,088,317       44,928,548
Equity Opportunities Portfolio (Class 1)                   11,384,731       18,141,287
Fundamental Growth Portfolio (Class 1)                        891,044       20,348,589
Global Bond Portfolio (Class 1)                            35,504,773       42,367,406

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                        Cost of Shares   Proceeds from
Variable Accounts                                          Acquired       Shares Sold
-----------------                                       --------------   -------------
SUNAMERICA TRUST (continued):
Global Equities Portfolio (Class 1)                      $  3,922,891     $ 35,295,560
Growth Opportunities Portfolio (Class 1)                    3,046,194        8,387,169
Growth-Income Portfolio (Class 1)                          34,670,998       74,452,034
High-Yield Bond Portfolio (Class 1)                        29,435,591       47,762,824
International Diversified Equities Portfolio
   (Class 1)                                               14,606,321       34,636,150
International Growth and Income Portfolio
   (Class 1)                                               17,546,944       55,385,223
Marsico Focused Growth Portfolio (Class 1)                  8,559,085       14,555,741
MFS Massachusetts Investors Trust Portfolio (Class 1)       3,123,303       26,765,007
MFS Total Return Portfolio (Class 1)                       28,700,675       82,310,000
Mid-Cap Growth Portfolio (Class 1)                          5,219,970       21,869,461
Real Estate Portfolio (Class 1)                            16,570,910       24,465,449
Technology Portfolio (Class 1)                              4,200,706       10,612,611
Telecom Utility Portfolio (Class 1)                         6,987,583       14,616,830
Total Return Bond Portfolio (Class 1)                      11,518,805       10,897,291
Aggressive Growth Portfolio (Class 2)                         979,924        3,751,803
Alliance Growth Portfolio (Class 2)                         2,378,478       10,668,570
Balanced Portfolio (Class 2)                                2,609,797        4,967,187
Blue Chip Growth Portfolio (Class 2)                          688,370        2,342,376
Capital Growth Portfolio (Class 2)                            439,365        1,500,737
Cash Management Portfolio (Class 2)                        70,251,942       67,351,352
Corporate Bond Portfolio (Class 2)                          9,530,584       16,622,527
Davis Venture Value Portfolio (Class 2)                    25,164,869       40,445,400
"Dogs" of Wall Street Portfolio (Class 2)                   2,897,886        3,947,920
Emerging Markets Portfolio (Class 2)                        9,266,030       13,334,542
Equity Opportunities Portfolio (Class 2)                    3,194,315        3,357,900
Foreign Value Portfolio (Class 2)                           9,027,286       13,440,903
Fundamental Growth Portfolio (Class 2)                        617,980        1,634,940
Global Bond Portfolio (Class 2)                            11,597,038       11,205,174
Global Equities Portfolio (Class 2)                         1,562,247        6,828,819
Growth Opportunities Portfolio (Class 2)                      953,715        3,087,682

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                        Cost of Shares   Proceeds from
Variable Accounts                                          Acquired       Shares Sold
-----------------                                       --------------   -------------
SUNAMERICA TRUST (continued):
Growth-Income Portfolio (Class 2)                        $  3,092,778     $  7,259,420
High-Yield Bond Portfolio (Class 2)                         6,163,341       12,515,399
International Diversified Equities Portfolio
   (Class 2)                                                7,386,845       12,239,201
International Growth and Income Portfolio (Class 2)         4,725,429       11,792,253
Marsico Focused Growth Portfolio (Class 2)                  7,324,986        8,584,871
MFS Massachusetts Investors Trust Portfolio (Class 2)       1,910,989        5,381,365
MFS Total Return Portfolio (Class 2)                       11,654,904       32,075,023
Mid-Cap Growth Portfolio (Class 2)                          2,513,430        9,083,333
Real Estate Portfolio (Class 2)                             5,910,258        8,877,215
Small & Mid Cap Value Portfolio (Class 2)                   7,525,913       13,061,008
Technology Portfolio (Class 2)                              1,415,957        3,253,442
Telecom Utility Portfolio (Class 2)                         2,970,469        3,201,300
Total Return Bond Portfolio (Class 2)                       8,058,938        3,141,374
Aggressive Growth Portfolio (Class 3)                       4,901,343        6,183,022
Alliance Growth Portfolio (Class 3)                        14,499,918       43,543,544
American Funds Asset Allocation SAST Portfolio
   (Class 3)                                               26,084,532        3,908,247
American Funds Global Growth SAST Portfolio (Class 3)      68,444,726        3,795,106
American Funds Growth SAST Portfolio (Class 3)             85,975,305        5,204,474
American Funds Growth-Income SAST Portfolio (Class 3)      90,141,152        8,094,634
Balanced Portfolio (Class 3)                                6,076,691        5,802,156
Blue Chip Growth Portfolio (Class 3)                        4,058,342        5,486,621
Capital Growth Portfolio (Class 3)                         35,545,148        4,472,949
Cash Management Portfolio (Class 3)                       369,462,572      222,246,186
Corporate Bond Portfolio (Class 3)                        132,074,017      102,354,706
Davis Venture Value Portfolio (Class 3)                   152,948,047      102,328,213
"Dogs" of Wall Street Portfolio (Class 3)                   6,615,699        5,670,496
Emerging Markets Portfolio (Class 3)                      103,662,841       33,047,150
Equity Opportunities Portfolio (Class 3)                   12,514,378       12,059,310

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                        Cost of Shares   Proceeds from
Variable Accounts                                          Acquired       Shares Sold
-----------------                                       --------------   -------------
SUNAMERICA TRUST (continued):
Foreign Value Portfolio (Class 3)                        $ 96,312,308    $  74,768,895
Fundamental Growth Portfolio (Class 3)                     60,889,112        8,998,667
Global Bond Portfolio (Class 3)                            89,706,920       55,791,631
Global Equities Portfolio (Class 3)                         6,596,663        9,690,465
Growth Opportunities Portfolio (Class 3)                   22,357,325        8,905,569
Growth-Income Portfolio (Class 3)                           5,871,252        7,352,394
High-Yield Bond Portfolio (Class 3)                        34,081,020       33,926,308
International Diversified Equities Portfolio (Class 3)     61,801,477       47,717,636
International Growth and Income Portfolio (Class 3)       135,895,172       28,401,403
Marsico Focused Growth Portfolio (Class 3)                 15,237,628        9,981,682
MFS Massachusetts Investors Trust Portfolio (Class 3)      32,063,762        9,184,953
MFS Total Return Portfolio (Class 3)                       46,788,421       79,919,961
Mid-Cap Growth Portfolio (Class 3)                         13,355,093       16,452,634
Real Estate Portfolio (Class 3)                            80,418,376       22,558,708
Small & Mid Cap Value Portfolio (Class 3)                 109,774,617       52,404,708
Small Company Value Portfolio (Class 3)                    38,157,830        9,323,699
Technology Portfolio (Class 3)                              8,534,705        7,660,301
Telecom Utility Portfolio (Class 3)                         7,938,288        3,979,160
Total Return Bond Portfolio (Class 3)                      94,616,344       19,618,392

VAN KAMPEN TRUST (Class II):
Capital Growth Portfolio                                 $  2,451,862     $  6,581,124
Comstock Portfolio                                         67,697,679       74,799,730
Growth and Income Portfolio                               109,291,492       88,381,168

PRINCIPAL FUNDS:
Diversified International Account (Class 1)              $  1,467,774     $  1,413,973
Equity Income Account (Class 1)                             5,031,419       16,453,282
Income Account (Class 1)                                    2,459,194        5,665,149
LargeCap Blend Account II (Class 1)                         3,380,260        2,101,128

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                        Cost of Shares   Proceeds from
Variable Accounts                                          Acquired       Shares Sold
-----------------                                       --------------   -------------
PRINCIPAL FUNDS (continued):
LargeCap Growth Account (Class 1)                         $   202,911      $   690,541
MidCap Stock Account (Class 1)                              1,499,005        1,487,966
Money Market Account (Class 1)                             15,241,268        5,819,721
Mortgage Securities Account (Class 1)                       1,516,137        3,635,857
Real Estate Securities Account (Class 1)                      490,584          411,874
SAM Balanced Portfolio (Class 1)                           30,367,015       44,759,968
SAM Conservative Balanced Portfolio (Class 1)               3,947,775        6,877,675
SAM Conservative Growth Portfolio (Class 1)                10,350,318       21,748,610
SAM Flexible Income Portfolio (Class 1)                     9,738,092       11,596,981
SAM Strategic Growth Portfolio (Class 1)                    4,496,446        4,942,060
Short-Term Income Account (Class 1)                         1,068,010        1,317,503
SmallCap Growth Account II (Class 1)                           60,012          607,627
SmallCap Value Account I (Class 1)                            104,257           77,612
West Coast Equity Account (Class 1)                         3,035,208        6,695,295
Diversified International Account (Class 2)                 1,337,496        3,272,632
Equity Income Account (Class 2)                             6,265,321       18,769,471
Income Account (Class 2)                                    1,600,153        5,653,975
LargeCap Blend Account II (Class 2)                           862,367        1,214,754
LargeCap Growth Account (Class 2)                             127,301          390,060
MidCap Stock Account (Class 2)                                531,093        1,181,187
Money Market Account (Class 2)                             26,717,765       16,854,805
Mortgage Securities Account (Class 2)                         600,925        1,784,737
Real Estate Securities Account (Class 2)                      507,381          641,007
SAM Balanced Portfolio (Class 2)                           25,956,022       52,440,184
SAM Conservative Balanced Portfolio (Class 2)               4,140,487        8,839,998
SAM Conservative Growth Portfolio (Class 2)                11,740,685       21,613,249
SAM Flexible Income Portfolio (Class 2)                     8,351,650       23,177,121
SAM Strategic Growth Portfolio (Class 2)                    6,133,266        6,835,096
Short-Term Income Account (Class 2)                         1,020,137        1,684,413
SmallCap Growth Account II (Class 2)                           36,845          249,511
SmallCap Value Account I (Class 2)                             56,182          107,219
West Coast Equity Account (Class 2)                         1,139,035        4,339,865

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                        Cost of Shares   Proceeds from
Variable Accounts                                          Acquired       Shares Sold
-----------------                                       --------------   -------------
COLUMBIA TRUST (Class A):
Columbia Asset Allocation Fund, Variable Series          $    267,594     $    327,981
Columbia Large Cap Value Fund, Variable Series              1,508,100        1,379,700
Columbia Small Company Growth Fund, Variable Series           629,202          728,396
COLUMBIA TRUST I:
Columbia High Yield Fund, Variable Series (Class A)      $  5,882,225     $  9,619,274
Columbia Marsico Focused Equities Fund, Variable
   Series (Class A)                                        17,399,432       17,066,290
Columbia Marsico Growth Fund, Variable Series
   (Class A)                                                  546,214        1,667,974
Columbia Marsico 21st Century Fund, Variable Series
   (Class A)                                                  581,143          551,869
Columbia Mid Cap Growth Fund, Variable Series
   (Class A)                                                  465,707          371,600
Columbia Marsico International Opportunities Fund,
   Variable Series (Class B)                                2,206,949        1,453,537
AMERICAN SERIES:
Asset Allocation Fund (Class 2)                          $ 13,188,695     $ 31,411,332
Global Growth Fund (Class 2)                               75,458,027      104,990,349
Growth Fund (Class 2)                                     124,143,523      150,516,138
Growth-Income Fund (Class 2)                               83,538,906      133,712,088
Asset Allocation Fund (Class 3)                             5,142,628       12,477,823
Cash Management Fund (Class 3)                             23,639,082       18,624,721
Growth Fund (Class 3)                                      41,772,993       60,568,327
Growth-Income Fund (Class 3)                               26,381,111       62,507,017
High-Income Bond Fund (Class 3)                             5,047,655        7,034,481
International Fund (Class 3)                               15,129,219       20,599,445
U.S. Government/AAA-Rated Securities Fund (Class 3)        10,100,298        7,399,971

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                        Cost of Shares   Proceeds from
Variable Accounts                                          Acquired       Shares Sold
-----------------                                       --------------   -------------
LORD ABBETT FUND (Class VC):
Growth and Income Portfolio                               $70,295,444      $44,505,739
Mid Cap Value Portfolio                                     3,822,729       21,277,843

BB&T FUNDS:
BB&T Capital Manager Equity VIF                           $ 1,418,025      $   958,708
BB&T Large Cap VIF                                          1,166,072        1,114,490
BB&T Mid Cap Growth VIF                                     1,643,201          696,663
BB&T Special Opportunities Equity VIF                       5,460,641        1,726,920
BB&T Total Return Bond VIF                                  4,629,282        3,348,826

MTB TRUST:
MTB Large Cap Growth Fund II                              $    21,714      $       905
MTB Large Cap Value Fund II                                     3,709              249
MTB Managed Allocation Fund - Aggressive Growth II             24,322              319
MTB Managed Allocation Fund - Conservative Growth II                8               16
MTB Managed Allocation Fund - Moderate Growth II                1,935               37

FRANKLIN TEMPLETON TRUST (Class 2):
Franklin Income Securities Fund (1)                       $15,476,251      $ 5,630,664
Franklin Templeton VIP Founding Funds Allocation
   Fund (1)                                                27,184,937        1,313,942

(1)  For the period from February 4, 2008 (inception) to December 31, 2008.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

6.   OTHER MATTERS

     In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). Pursuant to the credit facility agreement, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately 79.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and holds approximately 79.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. The Series C Preferred Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates.

     The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.

     On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a 10-year warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the credit facility and, in connection therewith, the maximum commitment amount under the credit facility agreement was reduced from $85 billion to $60 billion.

     During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into an agreement with the NY Fed in connection with the special purpose financing vehicle known as Maiden Lane III LLC. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

     On December 12, 2008, AIG, certain of AIG's wholly owned U.S. life insurance subsidiaries, and AIG Securities Lending Corp., another AIG subsidiary (the "AIG Agent"), entered into an agreement with Maiden Lane II LLC, a Delaware limited liability company

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

6.   OTHER MATTERS (continued)

     whose sole member is the NY Fed ("ML II"). Pursuant to the agreement, the life insurance subsidiaries (including the Company) sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities ("RMBS") held by the AIG Agent, as agent of the life insurance subsidiaries, in connection with AIG's U.S. securities lending program. In exchange for the RMBS, the life insurance subsidiaries received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price. Additionally, the Company received an economic interest in ML II valued at $14.9 million. As a result of these actions, the U.S. securities lending program, and the interim agreement entered into with the NY Fed whereby the NY Fed borrowed securities from AIG subsidiaries in exchange for cash collateral, were terminated.

7.   SUBSEQUENT EVENTS

     On March 2, 2009, AIG and the NY Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the NY Fed preferred equity interests in newly-formed special purpose vehicles (SPVs), in settlement of a portion of the outstanding balance of the credit facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an AIG operating subsidiary (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the NY Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the credit facility.

     AIG and the NY Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the NY Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the credit facility. The amount of the credit facility reduction will be based on the proceeds received. The SPVs are expected to be consolidated by AIG. These transfers are subject to agreement on definitive terms and regulatory approvals at a later date. The Company is not currently anticipated to be a party to the proposed securitization transaction.

     On October 3, 2008, AIG announced a restructuring plan under which AIG's Life Insurance & Retirement Services operations and certain other businesses would be divested in whole or in part, including the Company. Since that time, AIG has sold certain businesses and assets and has entered into contracts to sell others. However, global market conditions have

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   SUBSEQUENT EVENTS (continued)

     continued to deteriorate, posing risks to AIG's ability to divest assets at acceptable values. AIG's restructuring plan has evolved in response to these market conditions. Specifically, AIG's current plans involve transactions between AIG and the NY Fed with respect to AIA and ALICO as noted above, as well as preparation for a potential sale of a minority stake in its property and casualty and foreign general insurance businesses. The Company is continuing to explore other restructuring alternatives to enhance its market competitiveness.

     On April 17, 2009, AIG entered into an exchange agreement with the U.S. Department of the Treasury pursuant to which, among other things, the U.S. Department of the Treasury exchanged 4,000,000 shares of the Series D Preferred Stock for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the U.S. Department of the Treasury in certain circumstances to exchange the Warrant for 53,798,766 shares of Series C Preferred Stock.

     On April 17, 2009, AIG and the NY Fed amended the terms of the credit facility agreement to, among other things, remove the minimum 3.5 percent LIBOR rate. AIG also entered into a purchase agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 3,000 shares of common stock. Pursuant to the purchase agreement, the U.S. Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as
     (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) The AIG Credit Facility Trust and the U.S. Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of the AIG Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the U.S. Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the U.S. Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

     In connection with the preparation of its annual report on Form 10-K for the year ended December 31, 2008, AIG management assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the agreements in principle and the other expected transactions with the NY Fed and the U.S. Department of the Treasury, AIG management's plans to stabilize AIG's businesses and dispose of its non-core assets, and after consideration of the risks and

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   SUBSEQUENT EVENTS (continued)

     uncertainties to such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. If one or more of these possible outcomes is realized, AIG may need additional U.S. government support to meet its obligations as they come due. If AIG is unable to meet its obligations as they come due, management does not currently anticipate this to have a material impact on the financial statements of the Separate Account.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES

A summary of unit values and units outstanding for the variable accounts and the expense ratios, excluding expenses of the underlying funds, total return and investment income ratios for the periods ended December 31, 2008, 2007, 2006, 2005, and 2004, follows:

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Asset Allocation Portfolio (Class 1)
2008         7,194,179          20.10 to  20.49         147,375,114   1.52% to 1.77%      3.09%    -24.40%      to   -24.21%
2007         8,873,343          26.59 to  27.03         239,833,843   1.52% to 1.77%      2.74%      6.54%      to     6.81%
2006        11,018,438          24.95 to  25.31         278,843,708   1.52% to 1.77%      3.14%      9.37%      to     9.64%
2005        13,938,800          22.82 to  23.08         321,733,604   1.52% to 1.77%      2.95%      3.13%      to     3.39%
2004        17,122,617          22.12 to  22.33         382,278,134   1.52% to 1.77%      2.75%      8.40%      to     8.67%
Capital Appreciation Portfolio (Class 1)
2008         9,603,733           8.54 to  32.20 (5)     300,820,039   1.52% to 1.77%      0.00%    -41.40%      to   -41.25%
2007        12,544,886          14.57 to  54.81 (5)     668,182,946   1.52% to 1.77%      0.33%     25.47%      to    25.78%
2006        15,756,681          11.61 to  43.57 (5)     668,822,485   1.52% to 1.77%      0.14%      9.47%      to     9.74%
2005        19,508,840          10.61 to  39.70 (5)     757,649,565   1.52% to 1.77%      0.29%      9.69%      to     9.96%
2004        24,027,428           9.67 to  36.11 (5)     851,237,491   1.52% to 1.77%      0.00%      7.20%      to     7.47%
Government and Quality Bond Portfolio (Class 1)
2008        11,993,175          12.57 to  18.78         223,101,020   1.52% to 1.77%      3.90%      2.50%      to     2.76%
2007        13,002,662          12.26 to  18.27         234,675,614   1.52% to 1.77%      3.75%      4.42%      to     4.69%
2006        15,018,602          11.75 to  17.46         259,295,419   1.52% to 1.77%      3.58%      1.49%      to     1.74%
2005        18,471,409          11.57 to  17.16         313,817,725   1.52% to 1.77%      3.79%      0.84%      to     1.09%
2004        21,889,014          11.48 to  16.97         368,063,059   1.52% to 1.77%      4.58%      1.59%      to     1.85%
Growth Portfolio (Class 1)
2008         4,907,778          21.42 to  21.85         107,186,478   1.52% to 1.77%      0.73%    -41.47%      to   -41.32%
2007         6,556,944          36.59 to  37.23         244,036,963   1.52% to 1.77%      0.69%      8.26%      to     8.53%
2006         8,365,889          33.80 to  34.31         286,915,866   1.52% to 1.77%      0.60%     11.30%      to    11.58%
2005        10,505,079          30.37 to  30.75         322,928,294   1.52% to 1.77%      0.87%      5.25%      to     5.51%
2004        12,878,108          28.86 to  29.14         375,237,336   1.52% to 1.77%      0.56%      8.91%      to     9.18%
Natural Resources Portfolio (Class 1)
2008         2,237,556          32.48 to  33.13          74,109,970   1.52% to 1.77%      0.86%    -50.68%      to   -50.56%
2007         3,208,730          65.85 to  67.01         214,948,823   1.52% to 1.77%      1.10%     37.74%      to    38.09%
2006         3,796,380          47.81 to  48.53         184,183,331   1.52% to 1.77%      0.63%     22.74%      to    23.05%
2005         4,551,838          38.95 to  39.44         179,488,507   1.52% to 1.77%      0.51%     43.55%      to    43.91%
2004         4,139,858          27.13 to  27.41         113,436,088   1.52% to 1.77%      0.75%     22.85%      to    23.16%
Asset Allocation Portfolio (Class 2)
2008           601,315          19.64 to  20.27          12,122,668   1.52% to 1.97%      2.93%    -24.66%      to   -24.32%
2007           700,449          26.07 to  26.78          18,679,976   1.52% to 1.97%      2.69%      6.17%      to     6.65%
2006           715,105          24.56 to  25.11          17,890,649   1.52% to 1.97%      3.08%      8.99%      to     9.48%
2005           771,375          22.54 to  22.94          17,640,251   1.52% to 1.97%      2.89%      2.77%      to     3.23%
2004           829,438          21.93 to  22.22          18,384,242   1.52% to 1.97%      2.76%      8.01%      to     8.49%
Capital Appreciation Portfolio (Class 2)
2008         2,019,308          31.30 to  32.10 (5)      64,342,219   1.40% to 1.97%      0.00%    -41.62%      to   -41.29%
2007         2,473,375          53.61 to  54.67 (5)     134,461,434   1.40% to 1.97%      0.22%     25.07%      to    25.78%
2006         2,897,869          42.86 to  43.46 (5)     125,440,101   1.40% to 1.97%      0.02%      9.08%      to     9.71%
2005         3,183,176          39.29 to  39.61 (5)     125,735,996   1.40% to 1.97%      0.16%      9.30%      to     9.93%
2004         3,423,701          35.95 to  36.04 (5)     123,237,079   1.40% to 1.97%      0.00%      6.82%      to     7.44%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Government and Quality Bond Portfolio (Class 2)
2008         5,547,521          18.04 to  18.60         102,765,344   1.52% to 1.97%      3.91%      2.15%      to     2.61%
2007         6,197,491          17.66 to  18.13         111,935,603   1.52% to 1.97%      3.63%      4.06%      to     4.53%
2006         6,773,799          16.97 to  17.34         117,062,386   1.52% to 1.97%      3.51%      1.14%      to     1.59%
2005         7,329,772          16.78 to  17.07         124,714,245   1.52% to 1.97%      3.78%      0.49%      to     0.94%
2004         7,672,011          16.70 to  16.91         129,395,172   1.52% to 1.97%      4.66%      1.24%      to     1.70%
Growth Portfolio (Class 2)
2008         1,528,935          21.03 to  21.64          33,008,654   1.52% to 1.97%      0.55%    -41.67%      to   -41.41%
2007         1,878,339          36.06 to  36.94          69,224,882   1.52% to 1.97%      0.56%      7.89%      to     8.37%
2006         2,240,626          33.42 to  34.08          76,222,516   1.52% to 1.97%      0.47%     10.91%      to    11.41%
2005         2,499,894          30.13 to  30.59          76,357,097   1.52% to 1.97%      0.75%      4.88%      to     5.35%
2004         2,657,729          28.73 to  29.04          77,079,482   1.52% to 1.97%      0.46%      8.53%      to     9.02%
Natural Resources Portfolio (Class 2)
2008           542,243          31.90 to  32.90          17,710,051   1.52% to 1.97%      0.74%    -50.85%      to   -50.63%
2007           677,466          64.90 to  66.65          44,896,542   1.52% to 1.97%      1.00%     37.27%      to    37.88%
2006           804,761          47.28 to  48.34          38,673,206   1.52% to 1.97%      0.53%     22.31%      to    22.86%
2005           847,774          38.66 to  39.34          33,185,413   1.52% to 1.97%      0.41%     43.05%      to    43.69% (6)
2004           781,704          27.02 to  27.38          21,312,223   1.52% to 1.97%      0.70%     22.43%      to    22.98%
Asset Allocation Portfolio (Class 3)
2008         1,020,520           8.42 to   8.64 (5)      20,124,873   1.15% to 2.05%      2.83%    -25.07%      to   -24.13%
2007         1,204,679          11.23 to  11.39 (5)      31,765,835   1.15% to 2.05%      2.68%      5.72%      to     6.78% (6)
2006         1,134,571          10.63 to  10.67 (5)      28,162,091   1.15% to 2.05%      3.41%      5.29% (9)  to     5.69% (9)(6)
2005           750,594          22.52 to  22.83          17,058,830   1.52% to 1.97%      2.92%      2.67%      to     3.13%
2004           539,411          21.94 to  22.13          11,903,503   1.52% to 1.97%      2.85%      7.90%      to     8.39%
Capital Appreciation Portfolio (Class 3)
2008         9,645,069           7.91 to   8.09 (5)     296,122,416   1.15% to 2.05%      0.00%    -41.70%      to   -41.18%
2007         9,762,727          13.57 to  13.75 (5)     521,705,334   1.15% to 2.05%      0.15%     24.76%      to    25.94% (6)
2006         9,288,929          10.88 to  10.92 (5)     398,541,757   1.15% to 2.05%      0.00%      7.23% (9)  to     7.55% (9)(6)
2005         6,681,856          38.85 to  39.43         262,830,722   1.52% to 1.97%      0.08%      9.20%      to     9.69%
2004         4,699,455          35.58 to  35.95         168,649,045   1.52% to 1.97%      0.00%      6.73%      to     7.20%
Government and Quality Bond Portfolio (Class 3)
2008        31,721,186          10.72 to  10.95 (5)     570,555,593   1.15% to 2.05%      4.06%      1.96%      to     2.88%
2007        31,310,811          10.52 to  10.65 (5)     557,013,536   1.15% to 2.05%      3.80%      3.88%      to     4.81% (6)
2006        23,293,805          10.12 to  10.16 (5)     399,803,235   1.15% to 2.05%      3.61%      1.03% (9)  to     1.37% (9)(6)
2005        17,250,525          16.73 to  17.00         292,427,365   1.52% to 1.97%      3.79%      0.39%      to     0.84%
2004        12,740,224          16.67 to  16.85         214,338,476   1.52% to 1.97%      4.92%      1.14%      to     1.60%
Growth Portfolio (Class 3)
2008         6,266,233           6.79 to   6.95 (5)     127,120,040   1.15% to 2.05%      0.44%    -41.76%      to   -41.25%
2007         6,064,625          11.66 to  11.83 (5)     218,730,283   1.15% to 2.05%      0.49%      7.41%      to     8.67% (6)
2006         5,660,379          10.86 to  10.89 (5)     191,269,980   1.15% to 2.05%      0.41%      7.57% (9)  to     7.93% (9)(6)
2005         4,809,610          30.05 to  30.51         146,367,054   1.52% to 1.97%      0.70%      4.77%      to     5.25%
2004         3,447,573          28.68 to  28.99          99,754,464   1.52% to 1.97%      0.39%      8.43%      to     8.91%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Natural Resources Portfolio (Class 3)
2008         3,603,233           6.98 to   7.18 (5)     109,563,013   1.15% to 2.05%      0.66%    -50.95%      to   -50.50%
2007         3,133,647          14.22 to  14.50 (5)     200,622,720   1.15% to 2.05%      0.97%     36.41%      to    38.23% (6)
2006         2,461,054          10.43 to  10.49 (5)     116,871,760   1.15% to 2.05%      0.50%      3.04% (9)  to     3.75% (9)(6)
2005         1,488,282          38.48 to  39.09          57,999,175   1.52% to 1.97%      0.34%     42.92%      to    43.55%
2004           779,599          26.93 to  27.23          21,183,866   1.52% to 1.97%      0.62%     22.34%      to    22.88%
Aggressive Growth Portfolio (Class 1)
2008         3,401,679           4.18 to   8.05          27,224,036   1.52% to 1.77%      0.61%    -53.47%      to   -53.35%
2007         4,460,489           8.97 to  17.25          76,503,300   1.52% to 1.77%      0.55%     -2.23%      to    -1.99%
2006         5,927,405           9.18 to  17.60         103,875,273   1.52% to 1.77%      0.10%     11.31%      to    11.58% (6)
2005         7,756,045           8.25 to  15.78         121,925,535   1.52% to 1.77%      0.00%      6.83%      to     7.10%
2004         9,797,972           7.72 to  14.73         143,920,224   1.52% to 1.77%      0.00%     14.73%      to    15.02%
Alliance Growth Portfolio (Class 1)
2008         8,824,481           5.86 to  21.84         190,007,995   1.52% to 1.77%      0.15%    -41.78%      to   -41.63%
2007        11,463,534          10.07 to  37.42         423,159,668   1.52% to 1.77%      0.05%     12.60%      to    12.88%
2006        15,611,799           8.94 to  33.15         511,866,141   1.52% to 1.77%      0.12%     -0.99%      to    -0.75%
2005        20,472,605           9.03 to  33.40         677,466,507   1.52% to 1.77%      0.38%     14.58%      to    14.86% (6)
2004        25,978,046           7.89 to  29.08         749,771,483   1.52% to 1.77%      0.30%      6.05%      to     6.31%
Balanced Portfolio (Class 1)
2008         4,198,298           6.87 to  12.43          51,897,036   1.52% to 1.77%      3.23%    -27.19%      to   -27.01%
2007         5,601,380           9.44 to  17.02          94,817,626   1.52% to 1.77%      2.76%      3.55%      to     3.81%
2006         7,256,521           9.11 to  16.40         118,416,104   1.52% to 1.77%      2.59%      8.92%      to     9.19%
2005         9,426,437           8.37 to  15.02         140,851,928   1.52% to 1.77%      2.33%      0.11%      to     0.36%
2004        12,147,521           8.36 to  14.96         181,055,953   1.52% to 1.77%      1.47%      4.90%      to     5.16%
Blue Chip Growth Portfolio (Class 1)
2008         1,575,290           4.20 to   5.22           6,818,684   1.52% to 1.77%      0.40%    -40.07%      to   -39.92%
2007         2,329,044           7.02 to   8.69          16,771,820   1.52% to 1.77%      0.33%     12.07%      to    12.35%
2006         2,693,153           6.26 to   7.73          17,265,461   1.52% to 1.77%      0.23%      4.71%      to     4.97%
2005         3,948,546           5.98 to   7.37          24,055,659   1.52% to 1.77%      0.59%      0.75%      to     1.00%
2004         4,146,996           5.94 to   7.29          25,017,804   1.52% to 1.77%      0.15%      3.39%      to     3.65%
Capital Growth Portfolio (Class 1)
2008         1,112,899           4.84 to   4.94           5,488,291   1.52% to 1.77%      0.00%    -46.13%      to   -45.99%
2007         1,483,536           8.99 to   9.15          13,549,487   1.52% to 1.77%      1.12%     11.56%      to    11.84%
2006         1,769,810           8.05 to   8.18          14,457,352   1.52% to 1.77%      0.30%     14.61%      to    14.89%
2005         2,095,442           7.03 to   7.12          14,900,856   1.52% to 1.77%      0.44%      1.79%      to     2.04%
2004         2,722,190           6.90 to   6.97          18,976,094   1.52% to 1.77%      0.00%     11.03%      to    11.31%
Cash Management Portfolio (Class 1)
2008        13,589,028          10.49 to  13.74         186,373,001   1.52% to 1.77%      3.70%     -0.59%      to    -0.35%
2007        11,415,409          10.55 to  13.79         157,085,537   1.52% to 1.77%      3.75%      2.68%      to     2.93%
2006         9,554,341          10.28 to  13.39         127,627,207   1.52% to 1.77%      2.57%      2.80%      to     3.05%
2005         9,367,344          10.00 to  13.00         121,430,235   1.52% to 1.77%      1.04%      0.99%      to     1.24%
2004        10,546,190           9.90 to  12.84         135,050,861   1.52% to 1.77%      0.76%     -0.95%      to    -0.70%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Corporate Bond Portfolio (Class 1)
2008         6,240,647          16.60 to  16.94         105,636,170   1.52% to 1.77%      4.24%     -9.40%      to    -9.17%
2007         7,818,914          18.32 to  18.65         145,719,768   1.52% to 1.77%      3.85%      3.63%      to     3.89%
2006         8,696,448          17.68 to  17.95         156,032,513   1.52% to 1.77%      4.27%      4.00%      to     4.26%
2005        10,147,415          17.00 to  17.22         174,651,502   1.52% to 1.77%      4.46%      0.12%      to     0.37%
2004        11,355,796          16.98 to  17.15         194,730,836   1.52% to 1.77%      4.89%      4.95%      to     5.21%
Davis Venture Value Portfolio (Class 1)
2008        21,525,126           8.36 to  24.74         525,791,927   1.52% to 1.77%      1.57%    -39.24%      to   -39.09%
2007        28,232,833          13.77 to  40.62       1,132,762,035   1.52% to 1.77%      0.85%      3.80%      to     4.06%
2006        35,548,548          13.26 to  39.03       1,372,722,485   1.52% to 1.77%      0.97%     13.29%      to    13.57%
2005        43,943,760          11.71 to  34.37       1,496,562,341   1.52% to 1.77%      0.97%      8.67%      to     8.94%
2004        52,961,565          10.77 to  31.55       1,657,605,750   1.52% to 1.77%      0.85%     11.52%      to    11.80%
"Dogs" of Wall Street Portfolio (Class 1)
2008         2,229,026           8.94 to   9.13          20,330,702   1.52% to 1.77%      3.18%    -27.88%      to   -27.70%
2007         2,886,729          12.40 to  12.62          36,420,354   1.52% to 1.77%      2.36%     -3.65%      to    -3.41%
2006         4,108,875          12.87 to  13.07          53,675,570   1.52% to 1.77%      2.50%     19.52%      to    19.81%
2005         5,091,088          10.77 to  10.91          55,512,513   1.52% to 1.77%      2.27%     -4.44%      to    -4.20%
2004         6,929,443          11.27 to  11.38          78,877,465   1.52% to 1.77%      2.26%      7.70%      to     7.97%
Emerging Markets Portfolio (Class 1)
2008         3,636,407          11.22 to  17.14          41,703,578   1.52% to 1.77%      1.44%    -57.38%      to   -57.27%
2007         5,540,449          26.33 to  40.11         148,654,454   1.52% to 1.77%      1.92%     38.91%      to    39.25%
2006         6,586,154          18.95 to  28.80         126,882,022   1.52% to 1.77%      0.91%     28.81%      to    29.13%
2005         8,139,591          14.71 to  22.31         121,396,530   1.52% to 1.77%      0.34%     34.81%      to    35.14% (6)
2004         7,976,447          10.92 to  16.51          88,049,372   1.52% to 1.77%      1.04%     22.32%      to    22.63%
Equity Opportunities Portfolio (Class 1)
2008         2,848,230          12.21 to  12.46          35,474,098   1.52% to 1.77%      1.45%    -39.55%      to   -39.40%
2007         3,858,303          20.20 to  20.57          79,309,576   1.52% to 1.77%      1.64%     -1.65%      to    -1.40%
2006         5,190,000          20.54 to  20.86         108,217,271   1.52% to 1.77%      1.53%     14.65%      to    14.94%
2005         6,941,211          17.92 to  18.15         125,937,063   1.52% to 1.77%      1.49%      2.84%      to     3.09%
2004         8,953,274          17.42 to  17.60         157,581,658   1.52% to 1.77%      1.39%      7.97%      to     8.23%
Fundamental Growth Portfolio (Class 1)
2008         3,874,789           4.74 to  11.72          45,125,727   1.52% to 1.77%      0.00%    -45.81%      to   -45.67%
2007         4,922,503           8.74 to  21.57         105,460,035   1.52% to 1.77%      0.00%     13.13%      to    13.41%
2006         6,573,329           7.73 to  19.02         124,318,991   1.52% to 1.77%      0.02%      3.93%      to     4.19%
2005         8,783,260           7.44 to  18.25         159,424,404   1.52% to 1.77%      0.58%      4.21%      to     4.47%
2004        11,438,565           7.14 to  17.47         198,871,321   1.52% to 1.77%      0.13%      3.16%      to     3.42%
Global  Bond Portfolio (Class 1)
2008         3,232,771          13.23 to  20.56          65,988,275   1.52% to 1.77%      2.95%      3.81%      to     4.07%
2007         3,725,872          12.75 to  19.75          72,916,266   1.52% to 1.77%      0.59%      9.43%      to     9.70%
2006         3,699,912          11.65 to  18.01          66,045,775   1.52% to 1.77%      8.87%      2.05%      to     2.30%
2005         4,424,400          11.42 to  17.60          77,386,541   1.52% to 1.77%      3.10%      2.75%      to     3.01%
2004         4,872,325          11.11 to  17.09          82,766,021   1.52% to 1.77%      0.00%      2.14%      to     2.40%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Global Equities Portfolio (Class 1)
2008         4,455,237           6.66 to  14.77          65,401,932   1.52% to 1.77%      2.10%    -44.39%      to   -44.25%
2007         5,972,702          11.97 to  26.50         157,423,591   1.52% to 1.77%      1.16%      9.91%      to    10.18%
2006         7,394,159          10.89 to  24.05         176,964,120   1.52% to 1.77%      0.88%     21.70%      to    22.00%
2005         8,990,627           8.95 to  19.71         176,433,813   1.52% to 1.77%      0.27%     13.76%      to    14.04% (6)
2004        10,797,429           7.86 to  17.28         185,921,956   1.52% to 1.77%      0.30%      9.91%      to    10.18%
Growth Opportunities Portfolio (Class 1)
2008         2,415,458           4.21 to   4.29          10,348,589   1.52% to 1.77%      0.00%    -37.01%      to   -36.85%
2007         3,277,374           6.68 to   6.79          22,236,254   1.52% to 1.77%      0.00%     19.43%      to    19.73%
2006         3,697,904           5.59 to   5.67          20,956,363   1.52% to 1.77%      0.00%     11.45%      to    11.73%
2005         2,903,895           5.02 to   5.07          14,730,534   1.52% to 1.77%      0.00%      5.77%      to     6.03%
2004         3,801,186           4.74 to   4.79          18,188,614   1.52% to 1.77%      0.00%      4.31%      to     4.57%
Growth-Income Portfolio (Class 1)
2008         8,268,914           6.06 to  19.49         158,513,305   1.52% to 1.77%      1.05%    -43.91%      to   -43.77%
2007        10,811,269          10.80 to  34.65         367,388,712   1.52% to 1.77%      0.89%      9.17%      to     9.44%
2006        14,413,766           9.90 to  31.66         449,064,125   1.52% to 1.77%      0.70%      5.54%      to     5.81%
2005        18,999,995           9.38 to  29.92         560,747,209   1.52% to 1.77%      0.54%      5.32%      to     5.58% (6)
2004        24,966,616           8.90 to  28.34         699,908,679   1.52% to 1.77%      0.67%      9.58%      to     9.85%
High-Yield Bond Portfolio (Class 1)
2008         4,774,549          13.80 to  14.06          67,100,538   1.52% to 1.77%     10.11%    -33.35%      to   -33.18%
2007         6,081,847          20.70 to  21.04         127,924,639   1.52% to 1.77%      7.12%     -0.40%      to    -0.15%
2006         8,694,111          20.79 to  21.07         183,161,973   1.52% to 1.77%      7.61%     12.66%      to    12.94%
2005        10,415,282          18.45 to  18.66         194,304,447   1.52% to 1.77%      8.88%      6.96%      to     7.23%
2004        13,555,787          17.25 to  17.40         235,859,948   1.52% to 1.77%      8.58%     15.40%      to    15.69%
International Diversified Equities Portfolio (Class 1)
2008         6,544,110           9.67 to   9.86          64,521,307   1.52% to 1.77%      3.16%    -40.53%      to   -40.38%
2007         8,416,582          16.26 to  16.54         139,192,910   1.52% to 1.77%      2.01%     13.33%      to    13.61%
2006        10,209,822          14.35 to  14.56         148,632,225   1.52% to 1.77%      0.41%     21.29%      to    21.59%
2005        11,973,066          11.83 to  11.98         143,352,493   1.52% to 1.77%      1.48%     11.78%      to    12.06%
2004        14,219,830          10.58 to  10.69         151,934,480   1.52% to 1.77%      1.88%     14.45%      to    14.73%
International Growth and Income Portfolio (Class 1)
2008         6,860,589           7.48 to  10.64          72,266,380   1.52% to 1.77%      2.64%    -46.86%      to   -46.73%
2007        10,137,855          14.08 to  19.97         200,680,648   1.52% to 1.77%      1.54%      5.29%      to     5.55%
2006        12,387,765          13.37 to  18.92         232,588,695   1.52% to 1.77%      1.30%     24.82%      to    25.13%
2005        13,993,625          10.71 to  15.12         209,984,834   1.52% to 1.77%      0.85%     12.28%      to    12.56%
2004        16,230,640           9.54 to  13.43         217,669,286   1.52% to 1.77%      1.24%     18.74%      to    19.04%
Marsico Focused Growth Portfolio (Class 1)
2008         2,572,784           7.80 to   7.96          20,454,275   1.52% to 1.77%      0.44%    -41.86%      to   -41.71%
2007         3,577,168          13.42 to  13.66          48,795,490   1.52% to 1.77%      0.19%     11.66%      to    11.94%
2006         4,898,463          12.02 to  12.21          59,722,391   1.52% to 1.77%      0.00%      6.68%      to     6.95%
2005         5,993,627          11.27 to  11.41          68,345,854   1.52% to 1.77%      0.00%      8.77%      to     9.04%
2004         6,278,390          10.36 to  10.47          65,643,534   1.52% to 1.77%      0.00%      9.30%      to     9.57%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
MFS Massachusetts Investors Trust Portfolio (Class 1)
2008         3,684,767           7.66 to  17.02          62,320,505   1.52% to 1.77%      0.95%    -33.63%      to   -33.46%
2007         4,731,631          11.53 to  25.58         120,201,972   1.52% to 1.77%      1.10%      8.63%      to     8.91%
2006         6,089,977          10.62 to  23.49         142,284,797   1.52% to 1.77%      0.67%     11.20%      to    11.48%
2005         7,919,315           9.55 to  21.07         166,238,426   1.52% to 1.77%      0.77%      5.84%      to     6.10% (6)
2004         9,734,051           9.02 to  19.86         192,713,777   1.52% to 1.77%      0.79%      9.90%      to    10.18%
MFS Total Return Portfolio (Class 1)
2008         9,794,360          10.13 to  22.16         214,130,913   1.52% to 1.77%      3.03%    -23.39%      to   -23.20%
2007        12,819,292          13.22 to  28.85         364,898,447   1.52% to 1.77%      2.49%      2.41%      to     2.67%
2006        15,505,974          12.91 to  28.10         429,872,722   1.52% to 1.77%      2.30%     10.03%      to    10.31%
2005        19,397,126          11.73 to  25.47         488,726,740   1.52% to 1.77%      2.11%      1.24%      to     1.49%
2004        22,025,002          11.59 to  25.10         547,419,678   1.52% to 1.77%      0.19%      9.35%      to     9.63%
Mid-Cap Growth Portfolio (Class 1)
2008         5,294,777           4.09 to   7.00          36,492,261   1.52% to 1.77%      0.00%    -44.36%      to   -44.22%
2007         6,872,375           7.35 to  12.54          85,043,221   1.52% to 1.77%      0.24%     14.89%      to    15.18%
2006         9,175,798           6.39 to  10.89          98,751,287   1.52% to 1.77%      0.00%      0.77%      to     1.02%
2005        11,316,233           6.34 to  10.78         120,741,874   1.52% to 1.77%      0.00%      1.38%      to     1.63%
2004        14,652,379           6.26 to  10.61         154,117,911   1.52% to 1.77%      0.00%     12.09%      to    12.37%
Real Estate Portfolio (Class 1)
2008         2,414,836          14.43 to  14.72          35,535,662   1.52% to 1.77%      3.24%    -44.88%      to   -44.74%
2007         3,201,604          26.17 to  26.64          85,266,112   1.52% to 1.77%      1.23%    -15.85%      to   -15.64%
2006         4,877,438          31.10 to  31.58         153,981,034   1.52% to 1.77%      1.31%     32.13%      to    32.46%
2005         5,696,302          23.54 to  23.84         135,771,300   1.52% to 1.77%      1.93%     11.31%      to    11.58%
2004         7,121,147          21.15 to  21.36         152,120,150   1.52% to 1.77%      2.67%     32.21%      to    32.53%
Technology Portfolio (Class 1)
2008         4,765,186           1.36 to   1.39           6,613,662   1.52% to 1.77%      0.00%    -52.00%      to   -51.88%
2007         7,840,652           2.84 to   2.89          22,615,569   1.52% to 1.77%      0.00%     19.80%      to    20.10%
2006         6,722,580           2.37 to   2.40          16,146,229   1.52% to 1.77%      0.00%     -0.65%      to    -0.40%
2005         8,755,032           2.38 to   2.41          21,113,755   1.52% to 1.77%      0.00%     -1.96%      to    -1.71%
2004        10,833,574           2.43 to   2.45          26,583,352   1.52% to 1.77%      0.00%     -4.24%      to    -4.00%
Telecom Utility Portfolio (Class 1)
2008         1,616,772          10.93 to  11.15          18,013,981   1.52% to 1.77%      2.11%    -38.54%      to   -38.39%
2007         2,167,856          17.78 to  18.09          39,204,694   1.52% to 1.77%      2.85%     18.79%      to    19.09%
2006         2,662,249          14.97 to  15.19          40,433,257   1.52% to 1.77%      3.72%     24.29%      to    24.60%
2005         2,789,284          12.04 to  12.19          34,000,852   1.52% to 1.77%      4.07%      4.65%      to     4.91%
2004         3,533,027          11.51 to  11.62          41,052,332   1.52% to 1.77%      4.91%     14.73%      to    15.01%
Total Return Bond Portfolio (Class 1)
2008         1,956,044          22.62 to  23.03          45,035,267   1.52% to 1.77%      3.72%      3.23%      to     3.49%
2007         1,970,247          21.91 to  22.25          43,832,167   1.52% to 1.77%      6.27%      3.70%      to     3.96%
2006         2,461,174          21.13 to  21.40          52,673,320   1.52% to 1.77%      7.21%      7.72%      to     7.98%
2005         3,031,147          19.61 to  19.82          60,077,709   1.52% to 1.77%      7.57%      5.43%      to     5.69%
2004         3,683,254          18.60 to  18.75          69,072,552   1.52% to 1.77%      6.15%      7.50%      to     7.77%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Aggressive Growth Portfolio (Class 2)
2008           454,637           7.72 to   7.95           3,603,297   1.52% to 1.97%      0.40%    -53.64%      to   -53.43%
2007           649,125          16.66 to  17.07          11,044,347   1.52% to 1.97%      0.44%     -2.58%      to    -2.13%
2006           722,278          17.10 to  17.45          12,572,833   1.52% to 1.97%      0.00%     10.89%      to    11.42%
2005           844,654          15.42 to  15.66          13,205,800   1.52% to 1.97%      0.00%      6.46%      to     6.93%
2004           886,233          14.49 to  14.64          12,961,719   1.52% to 1.97%      0.00%     14.33%      to    14.85%
Alliance Growth Portfolio (Class 2)
2008         1,351,180          20.90 to  21.84          28,993,766   1.40% to 1.97%      0.00%    -41.98%      to   -41.65% (6)
2007         1,605,788          36.03 to  37.42          59,148,406   1.40% to 1.97%      0.00%     12.20%      to    12.84%
2006         1,976,451          32.11 to  33.17          64,611,386   1.40% to 1.97%      0.00%     -1.34%      to    -0.78%
2005         2,245,783          32.55 to  33.42          74,076,893   1.40% to 1.97%      0.26%     14.18%      to    14.83%
2004         2,394,953          28.51 to  29.11          68,896,859   1.40% to 1.97%      0.19%      5.68%      to     6.28%
Balanced Portfolio (Class 2)
2008           771,892          11.94 to  12.29           9,448,247   1.52% to 1.97%      3.22%    -27.44%      to   -27.12%
2007           954,994          16.45 to  16.86          16,049,705   1.52% to 1.97%      2.69%      3.21%      to     3.67%
2006         1,107,982          15.94 to  16.26          17,968,924   1.52% to 1.97%      2.55%      8.54%      to     9.03%
2005         1,299,119          14.69 to  14.91          19,333,865   1.52% to 1.97%      2.27%     -0.24%      to     0.21%
2004         1,483,785          14.72 to  14.88          22,041,926   1.52% to 1.97%      1.36%      4.54%      to     5.01%
Blue Chip Growth Portfolio (Class 2)
2008           965,310           4.13 to   4.25           4,093,376   1.52% to 1.97%      0.26%    -40.28%      to   -40.01%
2007         1,243,244           6.92 to   7.09           8,792,084   1.52% to 1.97%      0.19%     11.67%      to    12.18%
2006         1,561,072           6.20 to   6.32           9,841,301   1.52% to 1.97%      0.10%      4.34%      to     4.81%
2005         1,793,058           5.94 to   6.03          10,793,351   1.52% to 1.97%      0.43%      0.39%      to     0.85%
2004         2,058,214           5.92 to   5.98          12,287,985   1.52% to 1.97%      0.03%      3.03%      to     3.50%
Capital Growth Portfolio (Class 2)
2008           493,298           4.75 to   4.89           2,403,118   1.52% to 1.97%      0.00%    -46.31%      to   -46.07%
2007           633,367           8.85 to   9.06           5,719,187   1.52% to 1.97%      1.03%     11.17%      to    11.67%
2006           705,678           7.96 to   8.12           5,708,987   1.52% to 1.97%      0.18%     14.21%      to    14.72%
2005           775,921           6.97 to   7.07           5,477,982   1.52% to 1.97%      0.34%      1.42%      to     1.89%
2004           886,355           6.87 to   6.94           6,144,254   1.52% to 1.97%      0.00%     10.65%      to    11.15%
Cash Management Portfolio (Class 2)
2008         4,347,197          13.21 to  13.59          58,908,289   1.52% to 1.97%      3.45%     -0.94%      to    -0.50%
2007         4,220,513          13.34 to  13.66          57,514,246   1.52% to 1.97%      3.52%      2.32%      to     2.78%
2006         3,461,044          13.04 to  13.29          45,910,005   1.52% to 1.97%      2.35%      2.44%      to     2.90%
2005         3,274,033          12.73 to  12.91          42,210,412   1.52% to 1.97%      0.77%      0.57%      to     1.09%
2004         3,787,733          12.65 to  12.78          48,330,416   1.52% to 1.97%      0.66%     -1.36%      to    -0.85%
Corporate Bond Portfolio (Class 2)
2008         2,152,104          16.27 to  16.76          35,956,658   1.52% to 1.97%      4.05%     -9.71%      to    -9.31%
2007         2,630,945          18.02 to  18.48          48,501,854   1.52% to 1.97%      3.77%      3.26%      to     3.73%
2006         2,841,192          17.45 to  17.82          50,505,302   1.52% to 1.97%      4.12%      3.64%      to     4.10%
2005         3,136,037          16.83 to  17.11          53,570,302   1.52% to 1.97%      4.42%     -0.23%      to     0.22%
2004         3,178,532          16.87 to  17.08          54,193,855   1.52% to 1.97%      5.08%      4.58%      to     5.05%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Davis Venture Value Portfolio (Class 2)
2008         3,585,624          23.71 to  24.73          87,438,866   1.40% to 1.97%      1.41%    -39.46%      to   -39.11%
2007         4,596,592          39.16 to  40.61         184,372,113   1.40% to 1.97%      0.74%      3.44%      to     4.03%
2006         5,345,015          37.86 to  39.04         206,374,587   1.40% to 1.97%      0.87%     12.89%      to    13.53%
2005         5,951,410          33.54 to  34.38         202,665,477   1.40% to 1.97%      0.87%      8.29%      to     8.91%
2004         6,279,634          30.97 to  31.57         196,647,275   1.40% to 1.97%      0.79%     11.14%      to    11.77%
"Dogs" of Wall Street Portfolio (Class 2)
2008           831,949           8.79 to   9.04           7,493,474   1.52% to 1.97%      3.06%    -28.14%      to   -27.81%
2007         1,095,283          12.24 to  12.52          13,674,579   1.52% to 1.97%      2.32%     -3.99%      to    -3.56%
2006         1,394,125          12.74 to  12.99          18,049,279   1.52% to 1.97%      2.37%     19.10%      to    19.63%
2005         1,669,202          10.70 to  10.85          18,073,453   1.52% to 1.97%      2.31%     -4.78%      to    -4.35%
2004         1,799,526          11.24 to  11.35          20,381,063   1.52% to 1.97%      2.35%      7.33%      to     7.82%
Emerging Markets Portfolio (Class 2)
2008           750,608          11.00 to  11.32           8,475,790   1.52% to 1.97%      1.30%    -57.53%      to   -57.34%
2007         1,187,756          25.89 to  26.54          31,441,510   1.52% to 1.97%      1.84%     38.43%      to    39.05%
2006         1,282,729          18.70 to  19.09          24,419,039   1.52% to 1.97%      0.84%     28.36%      to    28.94%
2005         1,312,679          14.57 to  14.80          19,388,777   1.52% to 1.97%      0.24%     34.33%      to    34.94%
2004         1,201,940          10.85 to  10.97          13,164,866   1.52% to 1.97%      1.01%     21.95%      to    22.51%
Equity Opportunities Portfolio (Class 2)
2008           595,320          11.96 to  12.33           7,314,519   1.52% to 1.97%      1.33%    -39.76%      to   -39.49%
2007           727,508          19.85 to  20.38          14,780,533   1.52% to 1.97%      1.56%     -2.00%      to    -1.55%
2006           882,899          20.26 to  20.70          18,225,950   1.52% to 1.97%      1.46%     14.25%      to    14.77%
2005         1,056,981          17.73 to  18.04          19,019,597   1.52% to 1.97%      1.41%      2.47%      to     2.94%
2004         1,184,869          17.30 to  17.52          20,723,558   1.52% to 1.97%      1.36%      7.58%      to     8.07%
Foreign Value Portfolio (Class 2)
2008         2,825,852          12.53 to  13.07          36,871,951   1.52% to 1.97%      2.78%    -42.11%      to   -41.85%
2007         3,365,594          21.65 to  22.47          75,531,447   1.52% to 1.97%      1.76%     11.95%      to    12.46%
2006         3,868,694          19.34 to  19.98          77,225,840   1.52% to 1.97%      1.02%     24.69%      to    25.25%
2005         4,123,859          15.51 to  15.95          65,728,196   1.52% to 1.97%      0.00%      7.90%      to     8.37%
2004         3,958,903          14.37 to  14.72          58,239,499   1.52% to 1.97%      1.23%     17.57%      to    18.06%
Fundamental Growth Portfolio (Class 2)
2008           261,738          11.24 to  11.59           3,020,623   1.52% to 1.97%      0.00%    -45.99%      to   -45.75%
2007           318,015          20.81 to  21.36           6,766,692   1.52% to 1.97%      0.00%     12.79%      to    13.29%
2006           385,960          18.45 to  18.85           7,254,435   1.52% to 1.97%      0.00%      3.57%      to     4.03%
2005           494,045          17.81 to  18.12           8,933,244   1.52% to 1.97%      0.47%      3.84%      to     4.31%
2004           541,745          17.15 to  17.37           9,396,286   1.52% to 1.97%      0.00%      2.80%      to     3.26%
Global Bond Portfolio (Class 2)
2008           906,808          19.77 to  20.32          18,379,687   1.52% to 1.97%      3.00%      3.45%      to     3.91%
2007           923,705          19.11 to  19.56          18,024,074   1.52% to 1.97%      0.42%      9.05%      to     9.54%
2006           918,963          17.52 to  17.86          16,374,097   1.52% to 1.97%      9.13%      1.69%      to     2.15%
2005           966,703          17.23 to  17.48          16,870,464   1.52% to 1.97%      3.28%      2.39%      to     2.86%
2004           823,892          16.83 to  16.99          13,981,610   1.52% to 1.97%      0.00%      1.78%      to     2.24%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Global Equities Portfolio (Class 2)
2008           492,240          14.24 to  14.78 (5)       7,189,938   1.40% to 1.97%      1.85%    -44.58%      to   -44.26%
2007           739,069          25.69 to  26.51 (5)      19,379,314   1.40% to 1.97%      1.08%      9.52%      to    10.15%
2006           762,141          23.46 to  24.07 (5)      18,163,322   1.40% to 1.97%      0.82%     21.27%      to    21.97%
2005           728,068          19.34 to  19.73 (5)      14,236,176   1.40% to 1.97%      0.15%     13.36%      to    14.01%
2004           662,045          17.06 to  17.31 (5)      11,374,003   1.40% to 1.97%      0.18%      9.52%      to    10.15%
Growth Opportunities Portfolio (Class 2)
2008           996,083           4.12 to   4.25           4,216,280   1.52% to 1.97%      0.00%    -37.23%      to   -36.94%
2007         1,364,018           6.56 to   6.74           9,154,888   1.52% to 1.97%      0.00%     19.01%      to    19.55%
2006         1,553,271           5.51 to   5.64           8,723,039   1.52% to 1.97%      0.00%     11.06%      to    11.56%
2005         1,192,495           4.96 to   5.05           6,012,922   1.52% to 1.97%      0.00%      5.40%      to     5.87%
2004         1,255,588           4.71 to   4.77           5,980,833   1.52% to 1.97%      0.00%      3.94%      to     4.42%
Growth-Income Portfolio (Class 2)
2008           621,649          18.66 to  19.25          11,915,819   1.52% to 1.97%      0.87%    -44.11%      to   -43.85%
2007           848,272          33.38 to  34.28          28,979,639   1.52% to 1.97%      0.78%      8.79%      to     9.28%
2006         1,053,667          30.68 to  31.37          32,960,191   1.52% to 1.97%      0.59%      5.17%      to     5.65%
2005         1,227,675          29.17 to  29.69          36,371,175   1.52% to 1.97%      0.42%      4.95%      to     5.43%
2004         1,450,353          27.79 to  28.17          40,777,284   1.52% to 1.97%      0.56%      9.19%      to     9.68%
High-Yield Bond Portfolio (Class 2)
2008         1,090,907          13.48 to  13.91          15,118,489   1.52% to 1.97%      9.82%    -33.58%      to   -33.28%
2007         1,491,422          20.30 to  20.84          30,982,321   1.52% to 1.97%      7.08%     -0.74%      to    -0.30%
2006         1,877,778          20.45 to  20.91          39,148,300   1.52% to 1.97%      7.75%     12.26%      to    12.77%
2005         2,033,766          18.21 to  18.54          37,619,765   1.52% to 1.97%      9.40%      6.51%      to     7.07%
2004         2,367,479          17.10 to  17.32          40,928,981   1.52% to 1.97%      8.72%     14.90%      to    15.52%
International Diversified Equities Portfolio (Class 2)
2008         2,942,098           9.49 to   9.77          28,661,259   1.52% to 1.97%      3.13%    -40.74%      to   -40.47%
2007         3,499,414          16.02 to  16.40          57,269,092   1.52% to 1.97%      1.94%     12.93%      to    13.44%
2006         4,030,252          14.18 to  14.46          58,163,917   1.52% to 1.97%      0.31%     20.87%      to    21.41%
2005         4,438,672          11.73 to  11.91          52,774,309   1.52% to 1.97%      1.43%     11.40%      to    11.90%
2004         4,272,814          10.53 to  10.64          45,428,670   1.52% to 1.97%      2.24%     14.05%      to    14.57%
International Growth and Income Portfolio (Class 2)
2008         1,254,873          10.27 to  10.54          13,180,687   1.52% to 1.97%      2.45%    -47.04%      to   -46.80%
2007         1,818,911          19.39 to  19.81          35,944,347   1.52% to 1.97%      1.45%      4.92%      to     5.39%
2006         2,119,991          18.48 to  18.80          39,761,875   1.52% to 1.97%      1.22%     24.38%      to    24.94%
2005         2,229,312          14.86 to  15.04          33,475,092   1.52% to 1.97%      0.74%     11.89%      to    12.39%
2004         2,366,670          13.28 to  13.39          31,636,685   1.52% to 1.97%      1.19%     18.33%      to    18.86%
Marsico Focused Growth Portfolio (Class 2)
2008         2,511,164           7.74 to   7.87          19,729,754   1.52% to 1.77%      0.32%    -41.95%      to   -41.80%
2007         3,098,296          13.34 to  13.53          41,823,533   1.52% to 1.77%      0.06%     11.49%      to    11.77%
2006         3,626,862          11.96 to  12.11          43,827,566   1.52% to 1.77%      0.00%      6.52%      to     6.79%
2005         4,104,780          11.23 to  11.34          46,464,676   1.52% to 1.77%      0.00%      8.61%      to     8.88%
2004         4,341,358          10.34 to  10.41          45,145,301   1.52% to 1.77%      0.00%      9.13%      to     9.41%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
MFS Massachusetts Investors Trust Portfolio (Class 2)
2008           791,605          16.42 to  16.86          13,304,132   1.52% to 1.97%      0.82%    -33.86%      to   -33.56%
2007           937,193          24.82 to  25.37          23,715,821   1.52% to 1.97%      1.01%      8.25%      to     8.74%
2006         1,118,535          22.93 to  23.33          26,036,977   1.52% to 1.97%      0.56%     10.81%      to    11.31%
2005         1,306,956          20.69 to  20.96          27,344,095   1.52% to 1.97%      0.65%      5.46%      to     5.94%
2004         1,445,629          19.62 to  19.79          28,561,412   1.52% to 1.97%      0.70%      9.51%      to    10.01%
MFS Total Return Portfolio (Class 2)
2008         3,096,393          21.28 to  21.92          67,652,883   1.52% to 1.97%      2.85%    -23.66%      to   -23.31%
2007         4,204,979          27.88 to  28.58         119,855,497   1.52% to 1.97%      2.43%      2.05%      to     2.51%
2006         4,834,111          27.32 to  27.88         134,471,263   1.52% to 1.97%      2.22%      9.65%      to    10.14%
2005         5,597,294          24.92 to  25.32         141,431,354   1.52% to 1.97%      2.02%      0.88%      to     1.34%
2004         6,025,338          24.70 to  24.98         150,291,875   1.52% to 1.97%      0.18%      8.97%      to     9.46%
Mid-Cap Growth Portfolio (Class 2)
2008         2,663,058           6.71 to   6.99          18,376,734   1.40% to 1.97%      0.00%    -44.55%      to   -44.23%
2007         3,266,960          12.10 to  12.54          40,461,275   1.40% to 1.97%      0.12%     14.49%      to    15.14%
2006         3,875,649          10.57 to  10.89          41,762,710   1.40% to 1.97%      0.00%      0.42%      to     0.99%
2005         4,509,492          10.53 to  10.78          48,180,986   1.40% to 1.97%      0.00%      1.02%      to     1.60%
2004         5,169,271          10.42 to  10.61          54,442,777   1.40% to 1.97%      0.00%     11.70%      to    12.34%
Real Estate Portfolio (Class 2)
2008           702,589          14.15 to  14.57          10,191,024   1.52% to 1.97%      2.88%    -45.07%      to   -44.82%
2007           940,405          25.76 to  26.40          24,726,909   1.52% to 1.97%      1.14%    -16.14%      to   -15.76%
2006         1,235,674          30.72 to  31.34          38,602,878   1.52% to 1.97%      1.23%     31.67%      to    32.26%
2005         1,307,417          23.33 to  23.70          30,902,945   1.52% to 1.97%      1.88%     10.92%      to    11.42%
2004         1,519,878          21.04 to  21.27          32,262,874   1.52% to 1.97%      2.65%     31.74%      to    32.34%
Small & Mid Cap Value Portfolio (Class 2)
2008         1,959,032          11.46 to  11.79          23,050,950   1.52% to 1.97%      0.31%    -36.36%      to   -36.08%
2007         2,435,210          18.00 to  18.45          44,841,243   1.52% to 1.97%      0.51%     -0.33%      to     0.12%
2006         2,638,074          18.06 to  18.43          48,539,371   1.52% to 1.97%      0.16%     11.37%      to    11.87%
2005         2,909,687          16.22 to  16.47          47,874,716   1.52% to 1.97%      0.00%      3.83%      to     4.30%
2004         2,898,416          15.62 to  15.80          45,740,841   1.52% to 1.97%      0.48%     15.63%      to    16.15%
Technology Portfolio (Class 2)
2008         2,020,598           1.33 to   1.39           2,767,883   1.40% to 1.97%      0.00%    -52.16%      to   -51.89%
2007         2,882,621           2.78 to   2.88 (5)       8,221,130   1.40% to 1.97%      0.00%     19.38%      to    20.06% (6)
2006         3,004,655           2.33 to   2.40           7,144,428   1.40% to 1.97%      0.00%     -1.00%      to    -0.43% (6)
2005         4,040,880           2.35 to   2.41           9,658,176   1.40% to 1.97%      0.00%     -2.31%      to    -1.75%
2004         4,237,386           2.41 to   2.45          10,328,998   1.40% to 1.97%      0.00%     -4.63%      to    -4.03%
Telecom Utility Portfolio (Class 2)
2008           264,730          10.85 to  11.03           2,903,254   1.52% to 1.77%      2.21%    -38.63%      to   -38.48%
2007           299,160          17.68 to  17.93           5,342,993   1.52% to 1.77%      2.93%     18.61%      to    18.91%
2006           347,637          14.91 to  15.08           5,224,763   1.52% to 1.77%      3.67%     24.10%      to    24.41%
2005           310,837          12.01 to  12.12           3,755,001   1.52% to 1.77%      4.66%      4.50%      to     4.76%
2004           278,545          11.50 to  11.57           3,216,118   1.52% to 1.77%      5.12%     14.56%      to    14.84%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Total Return Bond Portfolio (Class 2)
2008           527,462          22.35 to  22.77          11,974,186   1.52% to 1.77%      4.33%      3.07%      to     3.33%
2007           311,578          21.69 to  22.04           6,851,081   1.52% to 1.77%      6.36%      3.54%      to     3.80%
2006           340,198          20.95 to  21.23           7,208,970   1.52% to 1.77%      7.14%      7.55%      to     7.82%
2005           381,621          19.47 to  19.69           7,502,640   1.52% to 1.77%      7.83%      5.27%      to     5.54%
2004           398,777          18.50 to  18.66           7,429,844   1.52% to 1.77%      6.39%      7.34%      to     7.61%
Aggressive Growth Portfolio (Class 3)
2008         1,077,634           5.04 to   5.19 (5)       8,432,205   1.15% to 2.05%      0.32%    -54.03%      to   -53.34%
2007         1,132,730          10.95 to  11.12 (5)      19,120,314   1.15% to 2.05%      0.39%     -2.90%      to    -1.85% (6)
2006           951,148          11.28 to  11.33 (5)      16,442,147   1.15% to 2.05%      0.00%     10.28% (9)  to    10.68% (9)(6)
2005           687,004          15.33 to  15.59          10,678,069   1.52% to 1.97%      0.00%      6.34%      to     6.83%
2004           493,564          14.41 to  14.59           7,188,034   1.52% to 1.97%      0.00%     14.23%      to    14.74%
Alliance Growth Portfolio (Class 3)
2008         5,913,605           6.91 to   7.08 (5)     123,435,605   1.15% to 2.05%      0.00%    -42.08%      to   -41.56% (6)
2007         6,743,033          11.92 to  12.11 (5)     242,549,984   1.15% to 2.05%      0.00%     11.97%      to    13.01% (6)
2006         5,952,719          10.65 to  10.71 (5)     192,039,162   1.15% to 2.05%      0.00%      4.73% (9)  to     5.32% (9)(6)
2005         3,334,903          32.45 to  32.96         109,639,085   1.52% to 1.97%      0.19%     14.06%      to    14.58%
2004         2,410,119          28.45 to  28.76          69,204,069   1.52% to 1.97%      0.12%      5.58%      to     6.06%
American Funds Asset Allocation SAST Portfolio (Class 3)
2008         3,863,276           7.39 to   7.66          29,342,054   1.15% to 2.05%      1.24%    -31.59%      to   -30.64%
2007         1,635,158          10.80 to  11.04          17,992,072   1.15% to 2.05%      0.06%      3.12%      to     5.01% (6)
2006            46,693          10.48 to  10.51 (5)         491,135   1.15% to 2.05%      0.00%      4.70% (9)  to     5.06% (9)(6)
2005                --             --        --                  --               --        --         --                --
2004                --             --        --                  --               --        --         --                --
American Funds Global Growth SAST Portfolio (Class 3)
2008        11,445,291           7.30 to   7.45 (5)      83,871,758   1.15% to 2.05%      1.30%    -39.87%      to   -39.32%
2007         5,142,687          12.13 to  12.28 (5)      62,382,919   1.15% to 2.05%      0.00%     12.11%      to    13.13% (6)
2006           183,329          10.82 to  10.86 (5)       1,979,194   1.15% to 2.05%      0.00%      7.92% (9)  to     8.29% (9)(6)
2005                --             --        --                  --               --        --         --                --
2004                --             --        --                  --               --        --         --                --
American Funds Growth SAST Portfolio (Class 3)
2008        15,565,187           6.34 to   6.48         100,292,669   1.15% to 2.05%      0.50%    -45.33%      to   -44.82%
2007         7,222,806          11.60 to  11.75 (5)      84,729,982   1.15% to 2.05%      0.02%      9.60%      to    10.65% (6)
2006           140,356          10.58 to  10.61 (5)       1,493,428   1.15% to 2.05%      0.00%      5.39% (9)  to     5.72% (9)(6)
2005                --             --        --                  --               --        --         --                --
2004                --             --        --                  --               --        --         --                --
American Funds Growth-Income SAST Portfolio (Class 3)
2008        16,380,570           6.65 to   6.80 (5)     108,459,833   1.15% to 2.05%      0.91%    -39.33%      to   -38.76%
2007         7,486,135          10.96 to  11.10 (5)      81,260,540   1.15% to 2.05%      0.04%      2.44%      to     3.44% (6)
2006           150,241          10.70 to  10.74 (5)       1,588,821   1.15% to 2.05%      0.00%      6.94% (9)  to     7.28% (9)(6)
2005                --             --        --                  --               --        --         --                --
2004                --             --        --                  --               --        --         --                --

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Balanced Portfolio (Class 3)
2008         1,041,860           7.87 to   8.08 (5)      12,468,044   1.15% to 2.05%      3.19%    -27.71%      to   -26.91%
2007         1,045,325          10.89 to  11.05 (5)      17,414,478   1.15% to 2.05%      2.82%      2.59%      to     3.78% (6)
2006           963,493          10.61 to  10.65 (5)      15,537,708   1.15% to 2.05%      2.60%      5.43% (9)  to     5.79% (9)(6)
2005           839,731          14.63 to  14.86          12,437,658   1.52% to 1.97%      2.25%     -0.34%      to     0.11%
2004           812,328          14.68 to  14.84          12,029,966   1.52% to 1.97%      1.47%      4.43%      to     4.91%
Blue Chip Growth Portfolio (Class 3)
2008         2,094,386           7.07 to   7.25 (5)       8,965,595   1.15% to 2.05%      0.17%    -40.56%      to   -39.85%
2007         2,340,254          11.89 to  12.06 (5)      16,543,909   1.15% to 2.05%      0.14%     11.18%      to    12.43% (6)
2006         1,818,174          10.69 to  10.72 (5)      11,395,423   1.15% to 2.05%      0.01%      5.92% (9)  to     6.25% (9)(6)
2005         1,679,003           5.92 to   6.01          10,050,320   1.52% to 1.97%      0.36%      0.29%      to     0.74%
2004         1,329,936           5.90 to   5.96           7,913,678   1.52% to 1.97%      0.00%      2.92%      to     3.40%
Capital Growth Portfolio (Class 3)
2008         8,151,653           6.30 to   6.51 (5)      40,122,091   1.15% to 2.05%      0.00%    -46.74%      to   -45.93%
2007         4,001,416          11.84 to  12.05 (5)      36,234,272   1.15% to 2.05%      1.48%     10.50%      to    11.97% (6)
2006           384,895          10.71 to  10.76 (5)       3,086,071   1.15% to 2.05%      0.10%      6.62% (9)  to     7.07% (9)(6)
2005           216,548           6.95 to   7.03           1,517,038   1.52% to 1.97%      0.27%      1.39%      to     1.79%
2004           140,999           6.85 to   6.91             971,168   1.52% to 1.97%      0.00%     10.65%      to    11.03%
Cash Management Portfolio (Class 3)
2008        27,536,857          10.15 to  10.40 (5)     368,421,385   1.15% to 2.05%      3.67%     -1.37%      to    -0.23%
2007        17,016,940          10.29 to  10.43 (5)     229,635,212   1.15% to 2.05%      3.74%      1.96%      to     3.06% (6)
2006        12,567,915          10.09 to  10.12 (5)     165,908,135   1.15% to 2.05%      2.60%      0.87% (9)  to     1.10% (9)(6)
2005         9,053,081          12.68 to  12.88         116,342,721   1.52% to 1.97%      0.69%      0.54%      to     0.99%
2004         8,358,139          12.62 to  12.76         106,434,930   1.52% to 1.97%      0.66%     -1.40%      to    -0.94%
Corporate Bond Portfolio (Class 3)
2008        21,366,957           9.51 to   9.71 (5)     344,108,880   1.15% to 2.05%      4.35%     -9.88%      to    -9.06%
2007        20,321,908          10.55 to  10.68 (5)     367,171,144   1.15% to 2.05%      4.15%      3.07%      to     4.01% (6)
2006        12,841,383          10.24 to  10.27 (5)     225,928,781   1.15% to 2.05%      4.63%      2.17% (9)  to     2.45% (9)(6)
2005         7,942,153          16.79 to  17.00         134,772,323   1.52% to 1.97%      4.70%     -0.33%      to     0.12%
2004         4,980,011          16.85 to  16.97          84,467,485   1.52% to 1.97%      6.00%      4.49%      to     4.95%
Davis Venture Value Portfolio (Class 3)
2008        16,951,318           6.77 to   6.92 (5)     394,189,704   1.15% to 2.05%      1.38%    -39.57%      to   -39.02%
2007        17,320,915          11.20 to  11.35 (5)     679,538,448   1.15% to 2.05%      0.71%      3.23%      to     4.19% (6)
2006        14,644,705          10.85 to  10.90 (5)     560,311,210   1.15% to 2.05%      0.88%      7.65% (9)  to     8.09% (9)(6)
2005        10,031,357          33.51 to  34.02         340,438,300   1.52% to 1.97%      0.85%      8.19%      to     8.67%
2004         7,041,367          30.98 to  31.30         220,042,179   1.52% to 1.97%      0.82%     11.03%      to    11.53%
"Dogs" of Wall Street Portfolio (Class 3)
2008         1,261,706           7.49 to   7.72 (5)      11,223,963   1.15% to 2.05%      2.96%    -28.53%      to   -27.63%
2007         1,426,345          10.48 to  10.67 (5)      17,644,260   1.15% to 2.05%      2.35%     -4.79%      to    -3.40% (6)
2006         1,413,505          11.00 to  11.05 (5)      18,180,059   1.15% to 2.05%      2.50%      8.58% (9)  to     8.99% (9)(6)
2005         1,118,148          10.64 to  10.81          12,046,258   1.52% to 1.97%      2.35%     -4.87%      to    -4.44%
2004         1,123,504          11.19 to  11.31          12,678,068   1.52% to 1.97%      2.54%      7.24%      to     7.71%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Emerging Markets Portfolio (Class 3)
2008         7,858,873           6.93 to   7.08 (5)      85,778,979   1.15% to 2.05%      1.46%    -57.59%      to   -57.22%
2007         6,169,271          16.34 to  16.56 (5)     160,604,624   1.15% to 2.05%      1.94%     38.11%      to    39.44% (6)
2006         4,091,398          11.83 to  11.87 (5)      77,151,152   1.15% to 2.05%      0.94%     15.30% (9)  to    15.72% (9)(6)
2005         1,855,986          14.52 to  14.74          27,245,093   1.52% to 1.97%      0.17%     34.19%      to    34.80%
2004         1,037,661          10.82 to  10.93          11,307,326   1.52% to 1.97%      1.02%     21.87%      to    22.39%
Equity Opportunities Portfolio (Class 3)
2008         2,510,604           6.40 to   6.59 (5)      30,473,527   1.15% to 2.05%      1.17%    -40.07%      to   -39.33%
2007         2,944,793          10.67 to  10.85 (5)      59,257,669   1.15% to 2.05%      1.54%     -2.60%      to    -1.36% (6)
2006         2,954,863          10.96 to  11.00 (5)      60,618,449   1.15% to 2.05%      1.47%      8.49% (9)  to     8.94% (9)(6)
2005         2,563,558          17.59 to  17.97          45,910,950   1.52% to 1.97%      1.45%      2.38%      to     2.84%
2004         1,803,078          17.18 to  17.47          31,424,127   1.52% to 1.97%      1.59%      7.50%      to     7.98%
Foreign Value Portfolio (Class 3)
2008        19,597,947           7.25 to   7.41 (5)     250,475,847   1.15% to 2.05%      2.81%    -42.23%      to   -41.69%
2007        19,952,046          12.55 to  12.71 (5)     443,691,315   1.15% to 2.05%      1.74%     11.72%      to    12.75% (6)
2006        20,072,470          11.23 to  11.27 (5)     398,541,135   1.15% to 2.05%      0.97%     10.52% (9)  to    10.85% (9)(6)
2005        17,387,531          15.67 to  15.92         276,138,381   1.52% to 1.97%      0.00%      7.79%      to     8.28%
2004        11,695,786          14.54 to  14.70         171,656,726   1.52% to 1.97%      1.29%     17.43%      to    17.96%
Fundamental Growth Portfolio (Class 3)
2008         6,033,489           6.69 to   6.86 (5)      65,512,346   1.15% to 2.05%      0.00%    -46.14%      to   -45.60%
2007         2,780,518          12.43 to  12.61 (5)      57,223,390   1.15% to 2.05%      0.00%     12.29%      to    13.53% (6)
2006           264,972          11.07 to  11.10 (5)       4,947,564   1.15% to 2.05%      0.00%      8.57% (9)  to     8.93% (9)(6)
2005           281,414          17.53 to  18.06           5,060,848   1.52% to 1.97%      0.44%      3.74%      to     4.21%
2004           185,991          16.90 to  17.33           3,213,032   1.52% to 1.97%      0.00%      2.68%      to     3.16%
Global Bond Portfolio (Class 3)
2008         5,717,683          11.33 to  11.57 (5)     111,899,875   1.15% to 2.05%      3.16%      3.26%      to     4.20%
2007         4,114,757          10.97 to  11.11 (5)      78,731,321   1.15% to 2.05%      0.36%      8.84%      to     9.82% (6)
2006         2,672,319          10.08 to  10.11 (5)      47,205,334   1.15% to 2.05%     10.28%      0.49% (9)  to     0.79% (9)(6)
2005         1,592,915          17.14 to  17.44          27,672,258   1.52% to 1.97%      3.23%      2.29%      to     2.76%
2004           984,302          16.76 to  16.97          16,657,356   1.52% to 1.97%      0.00%      1.69%      to     2.14%
Global Equities Portfolio (Class 3)
2008         1,267,375           6.73 to   6.88 (5)      17,737,627   1.15% to 2.05%      1.90%    -44.68%      to   -44.18%
2007         1,384,670          12.16 to  12.33 (5)      35,551,355   1.15% to 2.05%      1.09%      9.27%      to    10.31% (6)
2006         1,185,703          11.13 to  11.18 (5)      27,993,123   1.15% to 2.05%      0.81%      9.56% (9)  to     9.99% (9)(6)
2005           707,607          19.19 to  19.49          13,743,678   1.52% to 1.97%      0.07%     13.25%      to    13.76%
2004           421,371          16.95 to  17.13           7,200,517   1.52% to 1.97%      0.12%      9.44%      to     9.91%
Growth Opportunities Portfolio (Class 3)
2008         9,697,948           8.09 to   8.26 (5)      41,499,559   1.15% to 2.05%      0.00%    -37.37%      to   -36.77%
2007         7,169,085          12.91 to  13.06 (5)      47,992,334   1.15% to 2.05%      0.00%     18.84%      to    19.88% (6)
2006         5,078,330          10.87 to  10.89 (5)      28,417,659   1.15% to 2.05%      0.00%      5.77% (9)  to     6.03% (9)(6)
2005           941,986           4.91 to   5.03           4,716,663   1.52% to 1.97%      0.00%      5.29%      to     5.76%
2004           769,459           4.67 to   4.75           3,645,824   1.52% to 1.97%      0.00%      3.87%      to     4.31%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Growth-Income Portfolio (Class 3)
2008           664,354           6.42 to   6.61 (5)      12,111,735   1.15% to 2.05%      0.74%    -44.41%      to   -43.69%
2007           764,969          11.55 to  11.75 (5)      25,653,329   1.15% to 2.05%      0.75%      7.93%      to     9.47% (6)
2006           685,463          10.70 to  10.73 (5)      21,335,072   1.15% to 2.05%      0.53%      5.78% (9)  to     6.11% (9)(6)
2005           698,613          29.16 to  29.61          20,628,849   1.52% to 1.97%      0.34%      4.85%      to     5.32%
2004           669,308          27.81 to  28.12          18,778,665   1.52% to 1.97%      0.57%      9.09%      to     9.58%
High-Yield Bond Portfolio (Class 3)
2008         3,893,054           6.81 to   7.03 (5)      52,587,028   1.15% to 2.05%     10.52%    -33.98%      to   -33.10%
2007         4,009,189          10.32 to  10.51 (5)      82,455,078   1.15% to 2.05%      7.37%     -1.44%      to    -0.03% (6)
2006         4,049,169          10.47 to  10.51 (5)      83,936,765   1.15% to 2.05%      8.52%      4.12% (9)  to     4.55% (9)(6)
2005         2,866,342          18.18 to  18.49          52,826,902   1.52% to 1.97%      9.57%      6.47%      to     6.96%
2004         2,535,698          17.07 to  17.29          43,718,981   1.52% to 1.97%      9.55%     14.88%      to    15.41%
International Diversified Equities Portfolio (Class 3)
2008        20,024,399           7.30 to   7.47 (5)     191,793,161   1.15% to 2.05%      3.17%    -40.88%      to   -40.31%
2007        20,035,958          12.34 to  12.51 (5)     324,999,091   1.15% to 2.05%      1.97%     12.74%      to    13.75% (6)
2006        17,448,046          10.95 to  11.00 (5)     250,526,418   1.15% to 2.05%      0.25%      7.36% (9)  to     7.84% (9)(6)
2005        13,189,193          11.70 to  11.88         156,308,756   1.52% to 1.97%      1.45%     11.29%      to    11.79%
2004         9,541,923          10.52 to  10.63         101,220,144   1.52% to 1.97%      2.30%     13.95%      to    14.46%
International Growth and Income Portfolio (Class 3)
2008        17,353,104           6.15 to   6.28 (5)     174,115,497   1.15% to 2.05%      2.97%    -47.13%      to   -46.66%
2007        11,611,168          11.62 to  11.78 (5)     224,074,458   1.15% to 2.05%      1.60%      4.74%      to     5.68% (6)
2006         6,342,643          11.10 to  11.15 (5)     117,562,282   1.15% to 2.05%      1.35%      9.01% (9)  to     9.44% (9)(6)
2005         3,137,910          14.74 to  14.94          46,777,214   1.52% to 1.97%      0.70%     11.78%      to    12.29%
2004         2,648,598          13.19 to  13.31          35,194,607   1.52% to 1.97%      1.26%     18.22%      to    18.75%
Marsico Focused Growth Portfolio (Class 3)
2008         3,288,769           7.09 to   7.31 (5)      25,555,803   1.15% to 2.05%      0.22%    -42.56%      to   -41.64%
2007         3,487,654          12.34 to  12.52 (5)      46,728,274   1.15% to 2.05%      0.00%     10.92%      to    12.07% (6)
2006         3,057,551          11.13 to  11.17 (5)      36,778,126   1.15% to 2.05%      0.00%     10.02% (9)  to    10.44% (9)(6)
2005         2,549,066          11.14 to  11.30          28,756,731   1.52% to 1.97%      0.00%      8.28%      to     8.77%
2004         2,232,718          10.29 to  10.39          23,167,131   1.52% to 1.97%      0.00%      8.81%      to     9.31%
MFS Massachusetts Investors Trust Portfolio (Class 3)
2008         3,410,408           7.66 to   7.84 (5)      54,369,774   1.15% to 2.05%      0.88%    -34.13%      to   -33.38%
2007         2,125,436          11.63 to  11.77 (5)      53,356,709   1.15% to 2.05%      0.94%      7.80%      to     8.89% (6)
2006         2,321,999          10.79 to  10.81 (5)      53,764,055   1.15% to 2.05%      0.50%      6.65% (9)  to     6.82% (9)(6)
2005         2,160,255          20.59 to  20.90          45,036,510   1.52% to 1.97%      0.61%      5.36%      to     5.84%
2004         1,697,663          19.54 to  19.75          33,465,893   1.52% to 1.97%      0.71%      9.42%      to     9.90%
MFS Total Return Portfolio (Class 3)
2008         9,391,238           8.21 to   8.44 (5)     200,778,021   1.15% to 2.05%      2.85%    -23.98%      to   -23.11%
2007        11,567,461          10.80 to  10.98 (5)     326,148,107   1.15% to 2.05%      2.46%      1.51%      to     2.78% (6)
2006        10,084,962          10.64 to  10.69 (5)     278,884,644   1.15% to 2.05%      2.35%      5.54% (9)  to     6.01% (9)(6)
2005         7,613,011          24.82 to  25.24         191,580,360   1.52% to 1.97%      2.09%      0.79%      to     1.24%
2004         5,322,826          24.63 to  24.93         132,416,887   1.52% to 1.97%      0.20%      8.87%      to     9.36%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Mid-Cap Growth Portfolio (Class 3)
2008         7,175,903           6.83 to   7.06 (5)      49,132,664   1.15% to 2.05%      0.00%    -45.04%      to   -44.15%
2007         7,347,399          12.42 to  12.65 (5)      90,444,749   1.15% to 2.05%      0.04%     13.75%      to    15.26% (6)
2006         7,154,175          10.92 to  10.97 (5)      76,689,316   1.15% to 2.05%      0.00%      7.46% (9)  to     7.96% (9)(6)
2005         6,332,686          10.51 to  10.67          67,407,060   1.52% to 1.97%      0.00%      0.92%      to     1.38%
2004         5,194,249          10.41 to  10.53          54,574,948   1.52% to 1.97%      0.00%     11.59%      to    12.09%
Real Estate Portfolio (Class 3)
2008         7,733,538           5.10 to   5.22 (5)     102,996,168   1.15% to 2.05%      3.22%    -45.15%      to   -44.68%
2007         5,359,753           9.30 to   9.43 (5)     136,407,759   1.15% to 2.05%      1.27%    -16.20%      to   -15.54% (6)
2006         3,472,777          11.10 to  11.17 (5)     107,216,539   1.15% to 2.05%      1.30%      9.71% (9)  to    10.30% (9)(6)
2005         2,000,207          23.28 to  23.62          47,113,256   1.52% to 1.97%      1.98%     10.81%      to    11.31%
2004         1,398,233          21.01 to  21.22          29,611,420   1.52% to 1.97%      2.83%     31.62%      to    32.21%
Small &  Mid Cap Value Portfolio (Class 3)
2008        19,911,678           6.94 to   7.10 (5)     226,990,705   1.15% to 2.05%      0.22%    -36.48%      to   -35.90%
2007        17,135,184          10.93 to  11.07 (5)     311,186,779   1.15% to 2.05%      0.45%     -0.53%      to     0.39% (6)
2006        13,641,167          10.99 to  11.03 (5)     249,417,557   1.15% to 2.05%      0.08%      7.46% (9)  to     7.86% (9)(6)
2005        10,775,018          16.18 to  16.43         176,591,419   1.52% to 1.97%      0.00%      3.73%      to     4.20%
2004         7,568,354          15.59 to  15.77         119,131,771   1.52% to 1.97%      0.42%     15.54%      to    16.05%
Small Company Value Portfolio (Class 3)
2008        10,485,697           6.47 to   6.63 (5)      63,503,984   1.15% to 2.05%      0.22%    -35.33%      to   -34.66%
2007         6,940,031          10.00 to  10.15 (5)      64,473,065   1.15% to 2.05%      0.00%     -8.86%      to    -7.91% (6)
2006         1,999,516          10.97 to  11.02 (5)      20,238,125   1.15% to 2.05%      0.00%      7.25% (9)  to     7.71% (9)(6)
2005                --             --        --                  --               --        --         --                --
2004                --             --        --                  --               --        --         --                --
Technology Portfolio (Class 3)
2008         8,297,874           6.03 to   6.22 (5)      11,373,447   1.15% to 2.05%      0.00%    -52.47%      to   -51.82%
2007         7,848,598          12.68 to  12.90 (5)      22,360,904   1.15% to 2.05%      0.00%     18.71%      to    20.24% (6)
2006         5,308,607          10.68 to  10.73 (5)      12,558,333   1.15% to 2.05%      0.00%      4.75% (9)  to     5.19% (9)(6)
2005         4,362,535           2.35 to   2.39          10,392,541   1.52% to 1.97%      0.00%     -2.41%      to    -1.97%
2004         3,648,226           2.41 to   2.44           8,870,679   1.52% to 1.97%      0.00%     -4.67%      to    -4.24%
Telecom Utility Portfolio (Class 3)
2008           609,731           8.04 to   8.26 (5)       6,565,972   1.15% to 2.05%      2.48%    -39.00%      to   -38.31%
2007           377,107          13.18 to  13.39 (5)       6,686,022   1.15% to 2.05%      3.76%     17.79%      to    19.20% (6)
2006            79,302          11.19 to  11.24 (5)       1,186,455   1.15% to 2.05%      4.50%     11.36% (9)  to    11.77% (9)(6)
2005            16,011          11.66 to  12.09             191,838   1.52% to 1.97%      4.38%      4.19%      to     4.66%
2004             7,468          11.19 to  11.55              85,506   1.52% to 1.97%      4.92%     14.23%      to    14.72%
Total Return Bond Portfolio (Class 3)
2008         3,920,292          11.05 to  11.32 (5)      80,663,357   1.15% to 2.05%      6.15%      2.70%      to     3.61%
2007           165,673          10.76 to  10.93 (5)       3,467,341   1.15% to 2.05%      8.15%      2.87%      to     4.03% (6)
2006            78,968          10.46 to  10.50 (5)       1,662,700   1.15% to 2.05%      8.06%      3.94% (9)  to     4.35% (9)(6)
2005            65,141          19.07 to  19.66           1,276,519   1.52% to 1.97%      8.16%      4.93%      to     5.43%
2004            49,363          18.17 to  18.65             917,051   1.52% to 1.97%      6.71%      7.01%      to     7.50%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Capital Growth Portfolio  (Class II)
2008         2,073,166           6.09 to   6.22 (5)      11,619,042   1.15% to 2.05%      0.20%    -50.28%      to   -49.87% (6)
2007         2,506,101          12.25 to  12.40 (5)      28,034,658   1.15% to 2.05%      0.00%     14.12%      to    14.99% (6)
2006         2,909,668          10.74 to  10.78 (5)      28,337,928   1.15% to 2.05%      0.00%      6.36% (9)  to     6.75% (9)(6)
2005         3,095,493           9.61 to   9.76 (5)      29,815,391   1.52% to 1.97%      0.01%      5.54%      to     6.01%
2004         3,220,823           9.11 to   9.21 (5)      29,266,860   1.52% to 1.97%      0.00%      4.70%      to     5.17%
Comstock Portfolio (Class II)
2008        22,559,089           6.52 to   6.66 (5)     192,729,911   1.15% to 2.05%      2.27%    -37.10%      to   -36.54%
2007        24,395,107          10.37 to  10.49 (5)     331,165,533   1.15% to 2.05%      1.62%     -4.26%      to    -3.44% (6)
2006        26,646,078          10.84 to  10.86 (5)     376,648,609   1.15% to 2.05%      1.27%      7.33% (9)  to     7.56% (9)(6)
2005        27,979,899          12.17 to  12.46 (5)     346,133,517   1.52% to 1.97%      0.88%      2.08%      to     2.54%
2004        22,295,013          11.92 to  12.15         269,006,904   1.52% to 1.97%      0.66%     15.14%      to    15.66%
Growth and Income Portfolio (Class II)
2008        35,118,591           7.23 to   7.40 (5)     359,361,497   1.15% to 2.05%      1.80%    -33.59%      to   -32.98%
2007        34,758,550          10.88 to  11.04 (5)     537,318,833   1.15% to 2.05%      1.32%      0.44%      to     1.35% (6)
2006        31,791,446          10.83 to  10.89 (5)     488,270,723   1.15% to 2.05%      0.91%      7.72% (9)  to     8.30% (9)(6)
2005        28,184,146          13.32 to  13.53         379,469,347   1.52% to 1.97%      0.78%      7.58%      to     8.06% (6)
2004        21,776,653          12.39 to  12.52 (5)     271,558,342   1.52% to 1.97%      0.61%     11.90%      to    12.41%
Diversified International Account (Class 1)
2008           466,175           4.64 to   4.75           2,209,666   1.40% to 1.80%      1.86%    -47.18%      to   -46.97%
2007           629,741           8.78 to   8.95           5,628,012   1.40% to 1.80%      2.26%     13.99%      to    14.44%
2006           430,300           7.70 to   7.82           3,361,967   1.40% to 1.80%      1.29%     18.39%      to    18.87%
2005           145,387           6.50 to   6.58             955,377   1.40% to 1.80%      1.50%     15.76%      to    16.23%
2004            91,001           5.62 to   5.66             514,659   1.40% to 1.80%      1.11%     11.58%      to    12.04%
Equity  Income Account (Class 1)
2008         3,970,484           6.91 to   7.12          28,164,053   1.40% to 1.80%      2.62%    -35.12%      to   -34.86%
2007         5,671,344          10.65 to  10.93          61,774,881   1.40% to 1.80%      0.99%      3.36%      to     3.77%
2006         5,752,545          10.31 to  10.53          60,395,735   1.40% to 1.80%      1.60%     16.06%      to    16.52%
2005         3,551,907           8.88 to   9.04          31,983,343   1.40% to 1.80%      1.52%      8.30%      to     8.74%
2004         2,611,510           8.20 to   8.31          21,639,735   1.40% to 1.80%      1.77%     17.00%      to    17.47%
Income  Account (Class 1)
2008         1,609,192           7.03 to   7.24          11,598,933   1.40% to 1.80%      7.79%     -5.20%      to    -4.82%
2007         2,184,680           7.41 to   7.61          16,563,551   1.40% to 1.80%      6.27%      4.01%      to     4.43%
2006         2,122,228           7.13 to   7.29          15,411,695   1.40% to 1.80%      5.30%      3.03%      to     3.44%
2005         1,506,206           6.92 to   7.04          10,574,852   1.40% to 1.80%      5.60%      0.57%      to     0.98%
2004         1,419,702           6.88 to   6.97           9,872,875   1.40% to 1.80%      5.68%      3.68%      to     4.09%
LargeCap Blend Account II (Class 1)
2008           903,074           4.49 to   4.62           4,143,148   1.40% to 1.80%      1.45%    -37.54%      to   -37.29%
2007         1,226,426           7.18 to   7.37           8,977,720   1.40% to 1.80%      1.94%      3.34%      to     3.75%
2006         1,296,826           6.95 to   7.10           9,158,305   1.40% to 1.80%      1.44%      9.87%      to    10.31%
2005         1,284,847           6.33 to   6.44           8,231,857   1.40% to 1.80%      1.25%      1.46%      to     1.86%
2004         1,406,715           6.24 to   6.32           8,860,014   1.40% to 1.80%      1.05%      7.14%      to     7.57%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
LargeCap Growth Account (Class 1)
2008           147,848           4.79 to   4.94             724,967   1.40% to 1.80%      0.54%    -44.18%      to   -43.95%
2007           220,373           8.59 to   8.81           1,930,855   1.40% to 1.80%      0.32%     21.17%      to    21.65%
2006           221,503           7.09 to   7.25           1,595,675   1.40% to 1.80%      0.12%      3.07%      to     3.48%
2005           227,881           6.87 to   7.00           1,588,145   1.40% to 1.80%      0.57%      5.50%      to     5.92%
2004           265,990           6.52 to   6.61           1,752,597   1.40% to 1.80%      0.00%      6.29%      to     6.72%
MidCap Stock Account (Class 1)
2008           476,725           6.63 to   6.83           3,240,323   1.40% to 1.80%      1.74%    -30.83%      to   -30.55%
2007           627,552           9.59 to   9.84           6,145,928   1.40% to 1.80%      0.94%     -9.50%      to    -9.14%
2006           692,928          10.60 to  10.82           7,472,559   1.40% to 1.80%      1.65%     14.79%      to    15.25%
2005           600,391           9.23 to   9.39           5,615,742   1.40% to 1.80%      0.46%     11.37%      to    11.82%
2004           644,391           8.29 to   8.40           5,396,331   1.40% to 1.80%      1.62%     12.55%      to    13.00%
Money Market Account (Class 1)
2008         2,218,282           6.03 to   6.23          13,782,583   1.40% to 1.80%      2.27%      0.75%      to     1.15%
2007           709,149           5.98 to   6.16           4,361,036   1.40% to 1.80%      4.78%      3.06%      to     3.47%
2006           616,894           5.80 to   5.95           3,665,896   1.40% to 1.80%      4.25%      2.50%      to     2.92%
2005           821,513           5.66 to   5.79           4,747,631   1.40% to 1.80%      2.51%      0.76%      to     1.17%
2004           724,436           5.62 to   5.72           4,137,109   1.40% to 1.80%      0.86%     -0.96%      to    -0.55%
Mortgage Securities Account (Class 1)
2008           980,933           7.08 to   7.29           7,105,252   1.40% to 1.80%      6.72%      2.81%      to     3.22%
2007         1,339,113           6.89 to   7.06           9,413,525   1.40% to 1.80%      5.60%      4.67%      to     5.09%
2006         1,695,485           6.58 to   6.72          11,351,666   1.40% to 1.80%      4.71%      2.59%      to     3.00%
2005         1,977,696           6.42 to   6.53          12,863,553   1.40% to 1.80%      4.50%      0.45%      to     0.85%
2004         2,299,797           6.39 to   6.47          14,843,010   1.40% to 1.80%      3.89%      1.93%      to     2.34%
Real Estate Securities Account (Class 1)
2008            57,651          11.16 to  11.41 (5)         655,991   1.40% to 1.80%      2.39%    -34.05%      to   -33.79%
2007            76,782          16.93 to  17.24 (5)       1,320,025   1.40% to 1.80%      3.69%    -19.15%      to   -18.83%
2006            94,034          20.94 to  21.24 (5)       1,991,443   1.40% to 1.80%      2.32%     30.83%      to    31.36%
2005            59,048          16.00 to  16.17 (5)         953,068   1.40% to 1.80%      1.78%      7.44%      to     7.88% (6)
2004            41,375          14.89 to  14.99 (5)         619,770   1.40% to 1.80%      1.33%     29.94%      to    31.06% (6)
SAM Balanced Portfolio (Class 1)
2008        12,410,964           7.70 to   7.93          97,804,678   1.40% to 1.80%      4.36%    -27.50%      to   -27.21%
2007        16,625,660          10.62 to  10.90         180,098,979   1.40% to 1.80%      2.56%      6.72%      to     7.16%
2006        18,183,081           9.95 to  10.17         183,998,899   1.40% to 1.80%      2.09%      8.63%      to     9.07%
2005        17,690,846           9.16 to   9.32         164,214,822   1.40% to 1.80%      1.90%      4.12%      to     4.53%
2004        17,103,475           8.80 to   8.92         151,947,986   1.40% to 1.80%      1.84%      8.16%      to     8.59%
SAM Conservative Balanced Portfolio (Class 1)
2008         1,551,759           5.98 to   6.16           9,509,564   1.40% to 1.80%      4.06%    -20.65%      to   -20.34%
2007         2,217,123           7.54 to   7.73          17,067,252   1.40% to 1.80%      3.45%      5.63%      to     6.06%
2006         2,412,113           7.14 to   7.29          17,517,026   1.40% to 1.80%      2.69%      6.89%      to     7.32%
2005         2,473,645           6.68 to   6.79          16,746,150   1.40% to 1.80%      2.35%      2.73%      to     3.14%
2004         2,264,674           6.50 to   6.58          14,872,611   1.40% to 1.80%      1.99%      6.28%      to     6.71%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
SAM Conservative Growth Portfolio (Class 1)
2008         4,717,995           7.49 to   7.71          36,058,775   1.40% to 1.80%      4.15%    -34.31%      to   -34.04%
2007         6,750,665          11.40 to  11.69          78,329,330   1.40% to 1.80%      1.69%      7.34%      to     7.77%
2006         7,480,827          10.62 to  10.85          80,620,425   1.40% to 1.80%      1.58%     10.20%      to    10.64%
2005         7,747,501           9.64 to   9.80          75,537,055   1.40% to 1.80%      1.25%      5.13%      to     5.55%
2004         7,982,301           9.17 to   9.29          73,797,945   1.40% to 1.80%      1.36%      9.78%      to    10.22%
SAM Flexible Income Portfolio (Class 1)
2008         2,823,988           7.15 to   7.37          20,706,070   1.40% to 1.80%      7.04%    -15.30%      to   -14.96%
2007         3,665,557           8.44 to   8.67          31,624,757   1.40% to 1.80%      4.66%      4.19%      to     4.61%
2006         3,921,709           8.10 to   8.29          32,371,535   1.40% to 1.80%      4.08%      4.94%      to     5.36%
2005         4,714,925           7.72 to   7.87          36,966,967   1.40% to 1.80%      3.29%      1.57%      to     1.97%
2004         4,698,052           7.60 to   7.72          36,143,342   1.40% to 1.80%      3.33%      4.57%      to     4.99%
SAM Strategic Growth Portfolio (Class 1)
2008         1,476,341           7.73 to   7.95          11,665,110   1.40% to 1.80%      3.97%    -38.54%      to   -38.29%
2007         1,880,387          12.58 to  12.89          24,091,224   1.40% to 1.80%      1.21%      7.65%      to     8.08%
2006         2,028,132          11.69 to  11.93 (5)      24,061,064   1.40% to 1.80%      1.05%     11.04%      to    11.49%
2005         2,003,751          10.53 to  10.70 (5)      21,337,914   1.40% to 1.80%      0.66%      5.79%      to     6.21%
2004         1,918,099           9.95 to  10.07 (5)      19,241,277   1.40% to 1.80%      0.65%     10.82%      to    11.26%
Short-Term Income Account (Class 1)
2008           438,301           6.57 to   6.77           2,935,709   1.40% to 1.80%      3.16%     -2.34%      to    -1.95%
2007           482,012           6.73 to   6.91           3,299,420   1.40% to 1.80%      5.08%      2.64%      to     3.05%
2006           525,980           6.56 to   6.70           3,500,054   1.40% to 1.80%      4.83%      2.72%      to     3.14%
2005           439,013           6.38 to   6.50           2,847,813   1.40% to 1.80%      4.05%     -0.18%      to     0.22%
2004           599,257           6.39 to   6.49           3,875,626   1.40% to 1.80%      3.93%      0.25%      to     0.65%
SmallCap Growth Account II (Class 1)
2008           144,293           4.02 to   4.14             593,049   1.40% to 1.80%      0.00%    -42.20%      to   -41.97%
2007           237,191           6.96 to   7.13           1,683,650   1.40% to 1.80%      0.00%      3.10%      to     3.51%
2006           271,871           6.75 to   6.89           1,863,932   1.40% to 1.80%      0.00%      4.91%      to     5.33%
2005           264,931           6.44 to   6.54           1,725,811   1.40% to 1.80%      0.00%     -3.48%      to    -3.09%
2004           337,467           6.67 to   6.75           2,271,166   1.40% to 1.80%      0.00%      2.81%      to     3.22%
SmallCap Value Account I (Class 1)
2008            31,852           6.47 to   6.65             211,294   1.40% to 1.80%      0.98%    -32.81%      to   -32.77% (6)
2007            31,791           9.62 to   9.89             314,434   1.40% to 1.80%      1.72%    -11.39%      to   -10.78%
2006            19,578          10.86 to  11.09             217,020   1.40% to 1.80%      1.04%      9.21%      to    10.66%
2005             5,392           9.95 to  10.02              54,025   1.40% to 1.80%      0.00%     -0.54% (7)  to     0.20% (7)
2004                --             --        --                  --              --         --         --                --
West Coast Equity Account (Class 1)
2008         1,811,699           8.62 to   8.88          16,032,434   1.40% to 1.80%      1.17%    -34.56%      to   -34.29%
2007         2,356,937          13.18 to  13.52          31,761,327   1.40% to 1.80%      0.72%      6.79%      to     7.22%
2006         2,438,907          12.34 to  12.61          30,663,761   1.40% to 1.80%      0.48%     10.03%      to    10.47%
2005         1,548,615          11.21 to  11.41          17,615,587   1.40% to 1.80%      0.70%      6.64%      to     7.06%
2004         1,358,062          10.52 to  10.66          14,438,128   1.40% to 1.80%      0.26%     11.01%      to    11.46%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Diversified International Account (Class 2)
2008           295,919           4.53 to   4.63           1,368,024   1.55% to 1.95%      1.70%    -47.42%      to   -47.20%
2007           737,486           8.62 to   8.77           6,457,706   1.55% to 1.95%      2.12%     13.66%      to    14.12%
2006           581,190           7.59 to   7.68           4,461,640   1.55% to 1.95%      1.52%     17.95%      to    18.42%
2005           139,057           6.43 to   6.49             900,848   1.55% to 1.95%      1.39%     15.33%      to    15.79%
2004            46,252           5.58 to   5.60 (5)         258,869   1.55% to 1.95%      1.09%     11.11%      to    11.58%
Equity Income Account (Class 2)
2008         3,312,824           6.51 to   6.65 (5)      22,674,096   1.52% to 2.02%      2.39%    -34.84%      to   -35.11% (6)
2007         5,151,304          10.00 to  10.25 (5)      54,513,329   1.52% to 2.02%      0.72%     -0.05% (12) to     2.47% (12)(6)
2006         4,996,995          10.08 to  10.29          51,305,430   1.55% to 1.95%      1.50%     15.58%      to    16.04%
2005         3,594,472           8.72 to   8.86          31,798,289   1.55% to 1.95%      1.42%      7.85%      to     8.29%
2004         2,260,288           8.08 to   8.19          18,459,243   1.55% to 1.95%      1.58%     16.52%      to    16.99%
Income Account (Class 2)
2008         1,058,743           6.87 to   7.07           7,458,920   1.55% to 1.95%      7.50%     -5.61%      to    -5.23%
2007         1,705,116           7.28 to   7.46          12,685,604   1.55% to 1.95%      6.24%      3.72%      to     4.14%
2006         2,210,997           7.01 to   7.16          15,802,004   1.55% to 1.95%      5.41%      2.57%      to     2.98%
2005         2,876,751           6.84 to   6.95          19,976,647   1.55% to 1.95%      5.72%      0.08%      to     0.49%
2004         3,337,116           6.83 to   6.92          23,063,724   1.55% to 1.95%      5.76%      3.28%      to     3.69%
LargeCap Blend Account II (Class 2)
2008           152,486           4.35 to   4.48             680,571   1.55% to 1.95%      1.27%    -37.73%      to   -37.48%
2007           332,804           6.98 to   7.16           2,377,024   1.55% to 1.95%      1.50%      2.90%      to     3.31%
2006           502,522           6.79 to   6.93           3,474,705   1.55% to 1.95%      1.20%      9.50%      to     9.94%
2005           526,805           6.20 to   6.30           3,310,365   1.55% to 1.95%      1.02%      0.98%      to     1.38%
2004           540,874           6.14 to   6.22           3,353,282   1.55% to 1.95%      0.91%      6.68%      to     7.11%
LargeCap Growth Account (Class 2)
2008            76,287           4.67 to   4.81             365,890   1.55% to 1.95%      0.24%    -44.39%      to   -44.17%
2007           115,826           8.40 to   8.61             994,535   1.55% to 1.95%      0.00%     20.67%      to    21.16%
2006           135,152           6.96 to   7.11             957,698   1.55% to 1.95%      0.00%      2.61%      to     3.02%
2005           158,725           6.78 to   6.90           1,092,368   1.55% to 1.95%      0.29%      5.10%      to     5.53%
2004           193,649           6.45 to   6.54           1,263,148   1.55% to 1.95%      0.00%      5.93%      to     6.35%
MidCap Stock Account (Class 2)
2008           120,400           6.43 to   6.62             794,108   1.55% to 1.95%      1.49%    -31.09%      to   -30.82%
2007           243,804           9.33 to   9.56           2,325,422   1.55% to 1.95%      0.71%     -9.87%      to    -9.51%
2006           372,499          10.35 to  10.57           3,927,186   1.55% to 1.95%      1.51%     14.31%      to    14.77%
2005           328,177           9.06 to   9.21           3,013,085   1.55% to 1.95%      0.27%     10.93%      to    11.38%
2004           310,386           8.16 to   8.27           2,559,976   1.55% to 1.95%      0.19%     12.07%      to    12.52%
Money Market Account (Class 2)
2008         2,367,912           5.89 to   6.06          14,299,967   1.55% to 1.95%      2.07%      0.35%      to     0.75%
2007           741,511           5.87 to   6.01           4,437,007   1.55% to 1.95%      4.41%      2.66%      to     3.07%
2006           468,575           5.72 to   5.84           2,724,190   1.55% to 1.95%      4.11%      2.10%      to     2.51%
2005           573,706           5.60 to   5.69           3,261,968   1.55% to 1.95%      2.31%      0.37%      to     0.77%
2004           951,574           5.58 to   5.65           5,369,307   1.55% to 1.95%      0.64%     -1.35%      to    -0.94%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Mortgage Securities Account (Class 2)
2008           293,961           6.87 to   7.05           2,066,764   1.55% to 1.95%      6.42%      2.40%      to     2.81%
2007           482,789           6.71 to   6.86           3,301,862   1.55% to 1.95%      5.65%      4.16%      to     4.57%
2006           768,702           6.44 to   6.56           5,028,514   1.55% to 1.95%      4.53%      2.21%      to     2.62%
2005         1,364,116           6.30 to   6.39           8,703,199   1.55% to 1.95%      4.09%      0.05%      to     0.45%
2004         2,000,572           6.30 to   6.36          12,714,269   1.55% to 1.95%      3.67%      1.59%      to     1.99%
Real Estate Securities Account (Class 2)
2008            48,396          10.78 to  11.34             546,928   1.55% to 1.95%      2.24%    -34.32%      to   -34.04%
2007            80,463          16.42 to  17.19           1,379,040   1.55% to 1.95%      3.38%    -19.51%      to   -19.18%
2006           108,166          20.40 to  21.27           2,294,813   1.55% to 1.95%      1.92%     30.34%      to    30.86%
2005            58,819          15.65 to  16.26             953,457   1.55% to 1.95%      2.28%      6.40%      to     7.43%
2004            12,753          14.71 to  15.13             192,855   1.55% to 1.95%      1.04%     29.08%      to    31.18%
SAM Balanced Portfolio (Class 2)
2008         8,976,782           7.37 to   7.73          69,095,751   1.52% to 2.02%      4.13%    -28.24%      to   -27.53%
2007        13,691,041          10.27 to  10.67         145,477,816   1.52% to 2.02%      2.32%      3.65% (12) to     6.18% (12)(6)
2006        16,711,342           9.77 to   9.99         166,390,537   1.52% to 1.95%      1.93%      8.24%      to     8.71%
2005        16,561,610           9.03 to   9.19         151,793,970   1.52% to 1.95%      1.74%      3.68%      to     4.13%
2004        14,862,942           8.71 to   8.83         130,881,501   1.52% to 1.95%      1.70%      7.71%      to     8.18%
SAM Conservative Balanced Portfolio (Class 2)
2008         1,589,201           8.13 to   8.38 (5)       9,761,789   1.52% to 2.02%      3.85%    -21.45%      to   -20.63%
2007         2,523,507          10.35 to  10.56 (5)      19,251,280   1.52% to 2.02%      3.21%      3.51% (12) to     5.57% (12)(6)
2006         3,394,114           7.01 to   7.16          24,267,380   1.55% to 1.95%      2.55%      6.40%      to     6.83%
2005         3,386,456           6.59 to   6.70          22,668,556   1.55% to 1.95%      2.12%      2.35%      to     2.76%
2004         2,311,026           6.44 to   6.52          15,053,195   1.55% to 1.95%      1.88%      5.80%      to     6.22%
SAM Conservative Growth Portfolio (Class 2)
2008         4,286,571           7.17 to   7.49          31,929,924   1.52% to 2.02%      3.87%    -34.70%      to   -34.30%
2007         6,063,870          10.98 to  11.39          68,797,689   1.52% to 2.02%      1.48%      3.98% (12) to     6.54% (12)(6)
2006         7,199,949          10.40 to  10.61          76,120,627   1.52% to 1.95%      1.38%      9.78%      to    10.26%
2005         6,262,591           9.47 to   9.62          60,112,261   1.52% to 1.95%      1.09%      4.64%      to     5.10%
2004         5,494,544           9.05 to   9.16 (5)      50,212,271   1.52% to 1.95%      1.26%      9.42%      to     9.90%
SAM Flexible Income Portfolio (Class 2)
2008         2,695,421           8.55 to   8.85 (5)      19,300,818   1.52% to 2.02%      6.99%    -16.15%      to   -15.32% (6)
2007         5,221,520          10.20 to  10.45 (5)      44,239,577   1.52% to 2.02%      4.55%      1.98% (12) to     4.49% (12)
2006         6,820,316           7.98 to   8.12          55,327,490   1.55% to 1.95%      3.93%      4.55%      to     4.97%
2005         9,335,143           7.63 to   7.74          72,158,552   1.55% to 1.95%      3.10%      1.10%      to     1.51%
2004         8,110,654           7.55 to   7.62          61,768,123   1.55% to 1.95%      3.14%      4.18%      to     4.61%
SAM Strategic Growth Portfolio (Class 2)
2008         1,962,628           7.39 to   7.76          15,090,465   1.52% to 2.02%      3.68%    -38.84%      to   -38.50%
2007         2,459,318          12.09 to  12.62          30,798,767   1.52% to 2.02%      0.92%      3.75% (12) to     6.65% (12)(6)
2006         2,516,995          11.45 to  11.71          29,288,163   1.52% to 1.95%      0.88%     10.59%      to    11.07%
2005         1,933,183          10.35 to  10.55          20,280,840   1.52% to 1.95%      0.49%      5.40%      to     5.85%
2004         1,494,603           9.82 to   9.96          14,836,003   1.52% to 1.95%      0.56%     10.37%      to    10.85%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Short-Term Income Account (Class 2)
2008           245,835           6.40 to   6.58           1,610,919   1.55% to 1.95%      2.85%     -3.14%      to    -2.75%
2007           347,912           6.61 to   6.76           2,348,855   1.55% to 1.95%      4.95%      2.23%      to     2.64%
2006           480,261           6.47 to   6.59           3,160,390   1.55% to 1.95%      4.39%      2.23%      to     2.64%
2005           792,896           6.32 to   6.42           5,083,545   1.55% to 1.95%      3.83%     -0.20%      to     0.20%
2004         1,082,867           6.34 to   6.41           6,932,898   1.55% to 1.95%      4.00%     -0.36%      to     0.04%
SmallCap Growth Account II (Class 2)
2008            77,093           3.92 to   4.02             308,928   1.55% to 1.95%      0.00%    -42.39%      to   -42.16%
2007           112,150           6.80 to   6.95             777,178   1.55% to 1.95%      0.00%      2.63%      to     3.04%
2006           147,936           6.63 to   6.74             994,542   1.55% to 1.95%      0.00%      4.53%      to     4.94%
2005           166,608           6.34 to   6.42           1,067,052   1.55% to 1.95%      0.00%     -3.94%      to    -3.55%
2004           175,772           6.60 to   6.66           1,168,947   1.55% to 1.95%      0.00%      2.47%      to     2.89%
SmallCap Value Account I (Class 2)
2008            15,299           6.50 to   6.59             100,645   1.55% to 1.95%      0.78%    -32.74%      to   -32.94% (6)
2007            23,212           9.66 to   9.83             227,931   1.55% to 1.95%      2.05%    -11.34%      to   -11.09%
2006            23,541          10.90 to  11.05             260,044   1.55% to 1.95%      0.96%      9.78%      to    10.15%
2005             1,465           9.93 to  10.04              14,625   1.55% to 1.95%      0.00%     -0.75% (7)  to     0.36% (7)
2004                --             --        --                  --               --        --         --                --
West Coast Equity Account (Class 2)
2008           529,300           8.34 to   8.59           4,534,019   1.55% to 1.95%      0.89%    -34.84%      to   -34.58%
2007           892,878          12.81 to  13.13          11,693,715   1.55% to 1.95%      0.50%      6.37%      to     6.79%
2006         1,174,244          12.04 to  12.29          14,402,243   1.55% to 1.95%      0.31%      9.59%      to    10.03%
2005           904,287          10.99 to  11.17          10,079,033   1.55% to 1.95%      0.52%      6.20%      to     6.63%
2004           772,450          10.34 to  10.48           8,075,522   1.55% to 1.95%      0.14%     10.54%      to    10.99%
Columbia Asset Allocation Fund, Variable Series (Class A)
2008            98,468           8.45 to   8.60             845,416   1.52% to 1.77%      3.36%    -29.59%      to   -29.40%
2007           117,403          11.99 to  12.18           1,427,849   1.52% to 1.77%      2.83%      7.25%      to     7.53%
2006           121,392          11.18 to  11.33           1,373,371   1.52% to 1.77%      4.62%      7.27%      to     7.55%
2005           132,012          10.43 to  10.54           1,389,269   1.52% to 1.77%      0.01%      2.63%      to     2.89%
2004           145,751          10.16 to  10.24           1,491,383   1.52% to 1.77%      1.42%      6.31%      to     6.58%
Columbia Large Cap Value Fund, Variable Series (Class A)
2008           521,919           8.10 to   8.26           4,302,907   1.52% to 1.77%      2.45%    -38.18%      to   -38.02%
2007           601,288          13.10 to  13.33           7,999,484   1.52% to 1.77%      1.44%      0.93%      to     1.19%
2006           581,409          12.98 to  13.17           7,643,812   1.52% to 1.77%      3.09%     16.08%      to    16.37%
2005           599,870          11.18 to  11.32           6,780,888   1.52% to 1.77%      0.00%      7.41%      to     7.68%
2004           586,677          10.41 to  10.51           6,158,558   1.52% to 1.77%      1.38%     11.19%      to    11.47%
Columbia Small Company Growth Fund, Variable Series (Class A)
2008           273,607           7.70 to   7.85           2,142,258   1.52% to 1.77%      0.00%    -41.86%      to   -41.72%
2007           312,820          13.24 to  13.48           4,201,917   1.52% to 1.77%      0.00%     11.47%      to    11.75%
2006           337,697          11.88 to  12.06           4,061,145   1.52% to 1.77%      0.00%     10.44%      to    10.71%
2005           366,653          10.75 to  10.89           3,985,116   1.52% to 1.77%      0.00%      4.25%      to     4.52%
2004           375,891          10.32 to  10.42           3,909,951   1.52% to 1.77%      0.00%      8.22%      to     8.49%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Columbia High Yield Fund, Variable Series (Class A)
2008         1,370,354          11.54 to  11.85 (5)      16,096,884   1.52% to 2.02%     10.46%    -26.27%      to   -25.91%
2007         1,773,530          15.66 to  15.99 (5)      28,133,242   1.52% to 2.02%      5.17%     -0.33%      to     0.31%
2006         1,942,396          15.71 to  15.95 (5)      30,752,895   1.52% to 2.02%      2.48%      4.54% (10) to     9.57%
2005         2,033,900          14.27 to  14.55          29,412,528   1.52% to 1.97%      0.16%      0.16%      to     0.61%
2004         1,849,045          14.24 to  14.46          26,605,972   1.52% to 1.97%      7.26%      9.23%      to     9.73%
Columbia Marsico Focused Equities Fund, Variable Series (Class A)
2008         5,561,387           7.52 to   7.74          42,729,644   1.52% to 2.02%      0.10%    -42.47%      to   -42.19%
2007         6,418,154          13.07 to  13.39 (5)      85,408,402   1.52% to 2.02%      0.12%     11.43%      to    11.86% (6)
2006         6,596,122          11.73 to  11.97          78,555,725   1.52% to 2.02%      0.00%      6.64%      to     8.34% (10)(6)
2005         5,556,354          11.05 to  11.22 (5)      62,097,834   1.52% to 1.97%      0.00%      8.16%      to     8.65%
2004         4,478,641          10.22 to  10.33 (5)      46,102,891   1.52% to 1.97%      0.00%      9.18%      to     9.67%
Columbia Marsico Growth Fund, Variable Series (Class A)
2008           541,437           7.17 to   7.31           3,949,604   1.52% to 1.77%      0.32%    -40.51%      to   -40.36%
2007           640,251          12.05 to  12.25           7,830,687   1.52% to 1.77%      0.08%     15.42%      to    15.71%
2006           630,078          10.44 to  10.59           6,660,456   1.52% to 1.77%      0.00%      4.23%      to     4.49%
2005           651,793          10.02 to  10.14           6,596,770   1.52% to 1.77%      0.00%      5.56%      to     5.83%
2004           632,492           9.49 to   9.58           6,050,578   1.52% to 1.77%      0.00%     11.05%      to    11.33%
Columbia Marsico 21st Century Fund, Variable Series (Class A)
2008           138,259          10.36 to  10.56           1,456,190   1.52% to 1.77%      0.00%    -44.56%      to   -44.42%
2007           138,148          18.68 to  18.99           2,614,595   1.52% to 1.77%      0.50%     17.19%      to    17.49%
2006           133,483          15.94 to  16.17           2,152,593   1.52% to 1.77%      0.18%     17.64%      to    17.94%
2005           111,169          13.55 to  13.71           1,520,921   1.52% to 1.77%      0.00%      5.99%      to     6.26%
2004           100,867          12.78 to  12.90           1,298,934   1.52% to 1.77%      0.00%     20.21%      to    20.51%
Columbia Mid Cap Growth Fund, Variable Series (Class A)
2008           179,757           5.83 to   6.38           1,123,982   1.52% to 1.77%      0.00%    -45.26%      to   -45.13%
2007           194,214          10.66 to  11.62           2,211,393   1.52% to 1.77%      0.11%     17.77%      to    18.07%
2006           224,283           9.05 to   9.84           2,165,600   1.52% to 1.77%      0.00%     15.62%      to    15.91%
2005           228,270           7.83 to   8.49           1,906,504   1.52% to 1.77%      0.00%      3.34%      to     3.60%
2004           246,614           7.57 to   8.20           1,982,491   1.52% to 1.77%      0.00%     12.09%      to    12.37%
Columbia Marsico International Opportunities Fund, Variable Series (Class B)
2008           380,058          11.47 to  11.66           4,425,940   1.52% to 1.77%      1.26%    -49.39%      to   -49.27%
2007           404,480          22.66 to  22.99           9,285,181   1.52% to 1.77%      0.11%     17.58%      to    17.87%
2006           407,568          19.27 to  19.50           7,939,963   1.52% to 1.77%      0.29%     21.06%      to    21.36%
2005           411,931          15.92 to  16.07           6,614,879   1.52% to 1.77%      0.10%     17.43%      to    17.73%
2004           383,059          13.55 to  13.65           5,225,332   1.52% to 1.77%      0.39%     14.55%      to    14.84%
Asset Allocation Fund (Class 2)
2008         7,239,553          11.54 to  11.72          84,806,694   1.52% to 1.77%      2.38%    -30.75%      to   -30.57%
2007         8,948,609          16.67 to  16.89         151,021,559   1.52% to 1.77%      2.13%      4.68%      to     4.95%
2006         9,276,573          15.92 to  16.09         149,201,594   1.52% to 1.77%      2.24%      4.73% (11) to    12.93%
2005         9,064,421          14.14 to  14.25         129,113,737   1.52% to 1.77%      2.30%      7.23%      to     7.49%
2004         8,000,915          13.18 to  13.26         106,035,631   1.52% to 1.77%      2.23%      6.44%      to     6.71%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
Global Growth Fund (Class 2)
2008        20,560,268          14.50 to  14.92         305,800,211   1.52% to 1.97%      1.68%    -39.59%      to   -39.32%
2007        24,347,951          24.00 to  24.59         597,059,462   1.52% to 1.97%      2.68%     12.61%      to    13.12%
2006        24,092,230          21.32 to  21.74         522,537,934   1.52% to 1.97%      0.83%     18.08%      to    18.61%
2005        17,105,037          18.05 to  18.32         312,995,114   1.52% to 1.97%      0.65%     11.85%      to    12.36%
2004        11,930,319          16.14 to  16.31         194,389,514   1.52% to 1.97%      0.42%     11.28%      to    11.78%
Growth  Fund (Class 2)
2008        32,104,323          11.99 to  12.33         394,455,264   1.52% to 1.97%      0.75%    -45.06%      to   -44.82%
2007        37,442,579          21.82 to  22.34         834,187,972   1.52% to 1.97%      0.76%     10.16%      to    10.66%
2006        39,467,458          19.81 to  20.19         795,069,301   1.52% to 1.97%      0.85%      8.07%      to     8.56%
2005        32,609,118          18.33 to  18.60         605,616,325   1.52% to 1.97%      0.75%     13.93%      to    14.44%
2004        24,939,252          16.09 to  16.25         404,936,125   1.52% to 1.97%      0.21%     10.31%      to    10.81%
Growth-Income Fund (Class 2)
2008        35,657,770          11.23 to  11.56         410,931,178   1.52% to 1.97%      1.64%    -39.06%      to   -38.79%
2007        41,685,459          18.44 to  18.89         785,132,652   1.52% to 1.97%      1.48%      2.99%      to     3.46%
2006        43,071,182          17.90 to  18.25         784,498,398   1.52% to 1.97%      1.65%     12.96%      to    13.47%
2005        37,438,659          15.85 to  16.09         601,415,194   1.52% to 1.97%      1.41%      3.77%      to     4.24%
2004        30,282,053          15.27 to  15.43         466,901,784   1.52% to 1.97%      1.05%      8.23%      to     8.71%
Asset Allocation Fund (Class 3)
2008         1,178,662          34.44 to  34.83          41,036,878   1.30% to 1.40%      2.43%    -30.37%      to   -30.30%
2007         1,427,576          49.47 to  49.97          71,314,007   1.30% to 1.40%      2.12%      5.08%      to     5.18%
2006         1,601,343          47.08 to  47.51          76,054,888   1.30% to 1.40%      2.15%     13.16%      to    13.27%
2005         1,812,146          41.60 to  41.95          75,989,381   1.30% to 1.40%      2.16%      7.74%      to     7.85%
2004         2,082,420          38.62 to  38.89          80,971,645   1.30% to 1.40%      4.45%      7.01%      to     7.12%
Cash Management Fund (Class 3)
2008         1,113,284          22.42 to  22.67          25,225,866   1.30% to 1.40%      1.67%      0.57%      to     0.67%
2007           895,103          22.29 to  22.52          20,152,748   1.30% to 1.40%      6.98%      3.38%      to     3.48%
2006           836,379          21.56 to  21.76          18,196,166   1.30% to 1.40%      2.19%      3.19%      to     3.29%
2005           745,114          20.89 to  21.06          15,694,797   1.30% to 1.40%      0.69%      1.31%      to     1.41%
2004           956,023          20.62 to  20.77          19,856,923   1.30% to 1.40%      1.18%     -0.59%      to    -0.49%
Growth  Fund (Class 3)
2008         1,767,217         110.64 to 111.89         197,665,581   1.30% to 1.40%      0.81%    -44.71%      to   -44.66%
2007         2,105,017         200.12 to 202.17         425,443,840   1.30% to 1.40%      0.79%     10.87%      to    10.98%
2006         2,476,760         180.50 to 182.16         451,036,649   1.30% to 1.40%      0.77%      8.75%      to     8.86%
2005         2,965,878         165.97 to 167.33         496,145,405   1.30% to 1.40%      0.69%     14.66%      to    14.78%
2004         3,520,459         144.75 to 145.79         513,110,307   1.30% to 1.40%      0.57%      9.41%      to     9.52%
Growth-Income Fund (Class 3)
2008         2,421,334          83.76 to  84.70         205,009,214   1.30% to 1.40%      1.68%    -38.65%      to   -38.59%
2007         2,937,093         136.53 to 137.93         404,960,122   1.30% to 1.40%      1.49%      3.66%      to     3.76%
2006         3,444,347         131.72 to 132.93         457,705,512   1.30% to 1.40%      1.52%     13.70%      to    13.81%
2005         4,017,990         115.85 to 116.80         469,155,690   1.30% to 1.40%      1.29%      4.41%      to     4.52%
2004         4,788,401         110.95 to 111.75         534,964,148   1.30% to 1.40%      2.14%      8.31%      to     8.42%

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
High-Income Bond Fund (Class 3)
2008           352,080          50.95 to  51.52          18,134,272   1.30% to 1.40%      6.99%    -24.82%      to   -24.75%
2007           404,046          67.78 to  68.47          27,657,188   1.30% to 1.40%     10.61%     -0.01%      to     0.09%
2006           489,770          67.79 to  68.41          33,496,125   1.30% to 1.40%      5.87%      9.12%      to     9.23%
2005           587,965          62.12 to  62.63          36,815,196   1.30% to 1.40%      5.93%      0.83%      to     0.93%
2004           725,768          61.61 to  62.05          45,026,494   1.30% to 1.40%     13.26%      7.87%      to     7.98%
International Fund (Class 3)
2008         1,671,356          33.56 to  33.94          56,701,012   1.30% to 1.40%      1.82%    -42.91%      to   -42.85%
2007         2,080,064          58.78 to  59.38         123,482,824   1.30% to 1.40%      1.46%     18.43%      to    18.55%
2006         2,405,011          49.63 to  50.09         120,436,613   1.30% to 1.40%      1.61%     17.42%      to    17.53%
2005         2,663,104          42.27 to  42.62         113,464,916   1.30% to 1.40%      1.42%     19.85%      to    19.97%
2004         3,184,962          35.27 to  35.52         113,116,567   1.30% to 1.40%      2.40%     16.29%      to    16.41%
U.S. Government/AAA-Rated Securities Fund (Class 3)
2008           920,427          35.47 to  35.87          33,001,741   1.30% to 1.40%      2.85%      6.16%      to     6.27%
2007           855,535          33.41 to  33.76          28,870,237   1.30% to 1.40%      7.29%      5.15%      to     5.26%
2006           996,762          31.78 to  32.07          31,959,063   1.30% to 1.40%      3.74%      2.36%      to     2.46%
2005         1,242,128          31.04 to  31.30          38,870,364   1.30% to 1.40%      3.72%      1.07%      to     1.17%
2004         1,391,833          30.72 to  30.94          43,050,579   1.30% to 1.40%     10.29%      1.85%      to     1.95%
Growth and Income Portfolio (Class VC)
2008        22,178,040           6.61 to   6.83 (5)     191,962,266   1.15% to 2.05%      1.55%    -37.97%      to   -37.15%
2007        20,216,084          10.66 to  10.86 (5)     281,634,255   1.15% to 2.05%      1.32%      0.82%      to     2.25%
2006        17,926,774          10.58 to  10.62 (5)     246,019,110   1.15% to 2.05%      1.35%      4.82% (9)  to     5.29% (9)(6)
2005        15,827,941          11.64 to  11.91         188,203,284   1.52% to 1.97%      1.04%      1.23%      to     1.69%
2004        13,083,519          11.50 to  11.71         153,058,883   1.52% to 1.97%      1.03%     10.47%      to    10.96%
Mid-Cap Value Portfolio (Class VC)
2008         3,725,186           8.77 to   8.92          33,200,982   1.52% to 1.77%      1.11%    -40.42%      to   -40.27%
2007         5,311,917          14.73 to  14.94          79,277,583   1.52% to 1.77%      0.38%     -1.18%      to    -0.94%
2006         6,529,071          14.90 to  15.08          98,390,983   1.52% to 1.77%      0.46%     10.26%      to    10.54%
2005         8,338,434          13.51 to  13.64         113,685,375   1.52% to 1.77%      0.46%      6.33%      to     6.59%
2004         7,282,874          12.71 to  12.80          93,178,487   1.52% to 1.77%      0.39%     21.87%      to    22.18%
BB&T Capital Manager Equity VIF
2008           341,013           7.10 to   7.31 (5)       2,485,457   1.52% to 2.02%      1.35%    -39.88%      to   -39.16% (6)
2007           396,678          11.82 to  12.01 (5)       4,754,397   1.52% to 2.02%      2.78%     -0.30%      to     0.53%
2006           297,909          11.85 to  11.95 (5)       3,554,572   1.52% to 2.02%      1.19%      6.79% (10) to    14.01%
2005             3,383          10.32 to  10.48              35,013   1.52% to 1.97%      2.54%      3.22% (8)  to     4.79% (8)
2004                --             --        --                  --               --        --         --                --
BB&T Large Cap VIF
2008           271,911           6.96 to   7.16 (5)       1,932,960   1.52% to 2.02%      1.57%    -38.91%      to   -38.37%
2007           335,934          11.40 to  11.62 (5)       3,879,807   1.52% to 2.02%      2.01%     -8.29%      to    -7.29%
2006           174,402          12.43 to  12.53 (5)       2,174,000   1.52% to 2.02%      0.97%      6.89% (10) to    19.45%
2005            13,166          10.26 to  10.49             138,082   1.52% to 1.97%      1.18%      2.57% (8)  to     4.89% (8)
2004                --             --        --                  --               --        --         --                --

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
BB&T Mid Cap Growth VIF
2008           344,753           6.75 to   6.88 (5)       2,364,860   1.52% to 2.02%      0.00%    -52.75%      to   -52.51% (6)
2007           298,407          14.29 to  14.49 (5)       4,313,645   1.52% to 2.02%      0.00%     32.03%      to    32.98%
2006           215,430          10.82 to  10.89 (5)       2,343,054   1.52% to 2.02%      0.16%      5.69% (10) to     5.93% (10)(6)
2005            22,213          10.67 to  10.71             237,746   1.52% to 1.97%      0.00%      6.73% (8)  to     7.08% (8)
2004                --             --        --                  --         --              --         --                --
BB&T Special Opportunities Equity VIF
2008           979,881           9.12 to   9.28 (5)       9,070,268   1.52% to 2.02%      0.15%    -35.04%      to   -34.71% (6)
2007           721,360          14.04 to  14.22 (5)      10,239,903   1.52% to 2.02%      0.00%     10.96%      to    11.70%
2006           263,198          12.66 to  12.73 (5)       3,349,682   1.52% to 2.02%      0.05%      8.33% (10) to    22.83%
2005            24,009                    10.36 (5)         248,845   1.52% to 1.97%      0.00%      3.55% (8)  to     3.76% (8)
2004                --             --        --                  --         --              --         --                 --
BB&T Total Return Bond VIF
2008           881,670          10.57 to  10.89 (5)       9,579,684   1.52% to 2.02%      4.13%      1.12%      to     1.82% (6)
2007           786,205          10.45 to  10.70 (5)       8,405,798   1.52% to 2.02%      4.13%      3.12%      to     4.86%
2006           300,793          10.13 to  10.20 (5)       3,070,867   1.52% to 2.02%      4.03%      0.05% (10) to     1.91%
2005            26,825          10.01 to  10.07 (5)         268,549   1.52% to 1.97%      0.44%      0.73% (8)  to     1.00% (8)(6)
2004                --             --        --                  --         --              --         --                --
MTB Large Cap Growth Fund II
2008             2,242           6.25 to   6.32              14,164   1.52% to 1.77%      0.65%    -39.97%      to   -39.92%
2007                20          10.39 to  10.52                 209   1.52% to 1.77%      0.48%      3.94% (13) to     5.23% (13)
2006                --             --        --                  --         --              --         --                --
2005                --             --        --                  --         --              --         --                --
2004                --             --        --                  --         --              --         --                --
MTB Large Cap Value Fund II
2008               652           5.78 to   5.79               3,778   1.52% to 1.77%      1.36%    -40.32%      to   -40.12%
2007               256           9.65 to   9.70               2,481   1.52% to 1.77%      1.79%     -3.46% (13) to    -2.96% (13)
2006                --             --        --                  --         --              --         --                --
2005                --             --        --                  --         --              --         --                --
2004                --             --        --                  --         --              --         --                --
MTB Managed Allocation Fund - Aggressive Growth II
2008             2,404           6.03 to   6.10              14,663   1.52% to 1.77%      0.97%    -41.52%      to   -41.36%
2007                20          10.28 to  10.43                 207   1.52% to 1.77%      2.88%      2.80% (13) to     4.29% (13)
2006                --             --        --                  --         --              --         --                --
2005                --             --        --                  --         --              --         --                --
2004                --             --        --                  --         --              --         --                --
MTB Managed Allocation Fund - Conservative Growth II
2008                19           8.17 to   8.19                 152   1.52% to 1.77%      1.71%    -20.64%      to   -20.54%
2007                20          10.28 to  10.32                 206   1.52% to 1.77%      2.44%      2.80% (13) to     3.22% (13)
2006                --             --        --                  --         --              --         --                --
2005                --             --        --                  --         --              --         --                --
2004                --             --        --                  --         --              --         --                --

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

                              At December 31                                     For the Year Ended December 31
       ------------------------------------------------------------  ------------------------------------------------------
                            Unit Fair Value                           Expense Ratio   Investment         Total Return
                               Lowest to               Net Assets         Lowest        Income            Lowest to
 Year       Units           Highest ($) (4)                ($)        to Highest (1)   Ratio (2)         Highest (3)
-----  ---------------  -----------------------      --------------  ---------------  ----------  -------------------------
MTB Managed Allocation Fund - Moderate Growth II
2008               234           7.23 to   7.25               1,697   1.52% to 1.77%      4.81%    -30.15%      to   -29.81%
2007                20          10.30 to  10.38                 207   1.52% to 1.77%      1.94%      3.05% (13) to     3.81% (13)
2006                --             --        --                  --         --              --         --                --
2005                --             --        --                  --         --              --         --                --
2004                --             --        --                  --         --              --         --                --
Franklin Income Securities Fund (Class 2)
2008         1,013,572           7.00 to   7.07 (5)       7,131,063   1.15% to 2.05%      6.92%    -30.02% (14) to   -29.30% (14)(6)
2007                --             --        --                  --         --              --         --                --
2006                --             --        --                  --         --              --         --                --
2005                --             --        --                  --         --              --         --                --
2004                --             --        --                  --         --              --         --                --
Franklin Templeton VIP Founding Funds Allocation Fund (Class 2)
2008         2,814,991           6.56 to   6.64          18,615,929   1.15% to 2.05%      4.22%    -34.40% (14) to   -33.55% (14)(6)
2007                --             --        --                  --         --              --         --                --
2006                --             --        --                  --         --              --         --                --
2005                --             --        --                  --         --              --         --                --
2004                --             --        --                  --         --              --         --                --

(1) These amounts represent the annualized contract expenses of the variable account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying investment portfolio have been excluded. For additional information on charges and deductions, see footnote 4.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the variable account from the underlying investment portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable account is affected by the timing of the declaration of dividends by the underlying portfolio in which the variable account invests. The average net assets are calculated by adding ending net asset balances at the end of each month of the year and dividing it by the number of months that the portfolio had an ending asset balance during the year.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying investment portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return range is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract total returns are not within the range presented due to a variable account being added to a product during the year.

(4) The unit fair value range is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract unit values are not within the range presented due to differences in the unit fair value at the products launch date and other market conditions.

(5) Individual contract unit fair values are not all within the range presented due to differences in the unit fair value at a product's launch date and other market conditions.

(6) Individual contract total returns are not all within the total return range presented due to a variable account being added to a product during the year.

(7) For the period from the effective date of July 1, 2005 to December 31, 2005.

(8) For the period from the effective date of October 10, 2005 to December 31, 2005.

(9) For the period from the effective date of September 5, 2006 to December 31, 2006.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

8. UNIT VALUES (continued)

(10) For the period from the effective date of September 29, 2006 to December 31, 2006.

(11) For the period from the effective date of May 1, 2006 to December 31, 2006.

(12) For the period from the effective date of January 29, 2007 to December 31, 2007.

(13) For the period from the effective date of February 5, 2007 to December 31, 2007.

(14) For the period from the effective date of February 4, 2008 to December 31, 2008.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                       Number(s)
                                                                       ---------
Report of Independent Registered Public Accounting Firm                    --

Consolidated Balance Sheet - December 31, 2008 and 2007                  1 to 2

Consolidated Statement of Operations and Comprehensive Income
   (Loss) - Years Ended December 31, 2008, 2007 and 2006                 3 to 4

Consolidated Statement of Cash Flows - Years Ended
   December 31, 2008, 2007 and 2006                                      5 to 6

Notes to Consolidated Financial Statements                              7 to 60

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of AIG SunAmerica Life Assurance Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of AIG SunAmerica Life Assurance Company (the "Company"), an indirect wholly owned subsidiary of American International Group, Inc., at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, as of January 1, 2008, the Company adopted a new framework for measuring fair value.


/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 24, 2009

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEET
                                  DECEMBER 31,

                                                                     2008          2007
                                                                 -----------    -----------
                                                                       (in thousands)
ASSETS
Investments and cash:
   Cash and short-term investments                               $ 1,572,328    $   363,912
   Fixed maturity securities available for sale, at fair value
      (amortized cost: 2008, $2,160,005; 2007, $3,620,749)         1,960,304      3,608,710
   Fixed maturity securities, trading, at fair value                  11,685             --
   Equity securities available for sale, at fair value
      (cost: 2008, $0; 2007, $20,140)                                     24         19,430
   Mortgage and other loans                                          429,272        451,603
   Policy loans                                                      151,087        151,592
   Mutual funds                                                       16,117         19,797
   Partnerships                                                      138,845        239,271
   Securities lending invested collateral, at fair value
      (cost: 2007, $2,168,979)                                            --      2,019,089
   Derivative assets, at fair value                                  609,404        150,941
                                                                 -----------    -----------
   Total investments and cash                                      4,889,066      7,024,345

Separate account assets, at fair value                            19,074,317     30,026,440
Accrued investment income                                             39,003         52,047
Deferred acquisition costs                                         1,134,203      1,430,526
Other deferred expenses                                              206,957        257,087
Income taxes currently receivable from Parent                             --          7,904
Deferred tax asset                                                   372,489             --
Receivable from brokers                                                   81         14,701
Goodwill                                                               9,453         14,056
Other assets                                                          50,300         64,151
                                                                 -----------    -----------
TOTAL ASSETS                                                     $25,775,869    $38,891,257
                                                                 ===========    ===========

          See accompanying notes to consolidated financial statements.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                     CONSOLIDATED BALANCE SHEET (Continued)
                                  DECEMBER 31,

                                                                     2008          2007
                                                                 -----------   -----------
                                                                       (in thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY
Policyholder account balances, payables and accrued
   liabilities:
   Policyholder account balances - annuities                     $ 4,178,609   $ 2,676,116
   Policyholder account balances - universal life insurance
      contracts                                                    1,274,675     1,350,124
   Policyholder account balances - guaranteed investment
      contracts                                                       30,768        41,044
   Reserves for guaranteed benefits                                  384,476        75,712
   Securities lending payable                                             --     2,196,793
   Income taxes currently payable to Parent                           78,666            --
   Due to affiliates                                                   8,046        39,675
   Payable to brokers                                                     --        12,956
   Other liabilities                                                 150,525       233,679
                                                                 -----------   -----------
   Total policyholder account balances, payables and accrued
      liabilities                                                  6,105,765     6,626,099

Derivative liabilities, at fair value                                     --         2,044
Separate account liabilities                                      19,074,317    30,026,440
Deferred income taxes                                                     --       279,401
                                                                 -----------   -----------
Total liabilities                                                 25,180,082    36,933,984
                                                                 -----------   -----------
Shareholder's equity:
   Common stock                                                        3,511         3,511
   Additional paid-in capital                                      1,220,327       934,751
   Retained earnings (accumulated deficit)                          (501,204)    1,122,772
   Accumulated other comprehensive loss                             (126,847)     (103,761)
                                                                 -----------   -----------
   Total shareholder's equity                                        595,787     1,957,273
                                                                 -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                       $25,775,869   $38,891,257
                                                                 ===========   ===========

          See accompanying notes to consolidated financial statements.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
      CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                              2008         2007       2006
                                                          -----------   ---------   --------
                                                                    (in thousands)
REVENUES
   Fee income:
      Variable annuity policy fees, net of reinsurance    $   524,897   $ 584,219   $491,422
      Asset management fees                                    58,123      79,783     79,385
      Universal life insurance policy fees, net of
         reinsurance                                           29,668      33,753     29,539
      Surrender charges                                        38,430      25,779     26,416
      Other fees                                               12,939      15,430     16,478
                                                          -----------   ---------   --------
   Total fee income                                           664,057     738,964    643,240

   Net investment income                                      182,267     285,095    326,671
   Net realized investment gain (loss)                     (1,562,356)    (64,336)     3,928
                                                          -----------   ---------   --------
Total revenues                                               (716,032)    959,723    973,839
                                                          -----------   ---------   --------

BENEFITS AND EXPENSES
   Interest expense:
      Fixed annuity and fixed accounts of variable
        annuity contracts                                      89,568      92,911    108,268
      Universal life insurance contracts                       60,286      63,441     66,361
      Guaranteed investment contracts                           2,816       3,388      4,607
                                                          -----------   ---------   --------
   Total interest expense                                     152,670     159,740    179,236
   Amortization of bonus interest                              84,557      35,771     22,526
   Amortization of deferred acquisition costs and
      other deferred expenses                                 524,438     301,643    218,795
   Claims on universal life insurance contracts, net of
      reinsurance recoveries                                   18,890      19,954     17,897
   Guaranteed benefits, net of
      reinsurance recoveries                                  383,268      23,365     42,685
   General and administrative expenses                        179,495     167,766    149,450
   Annual commissions                                          95,482     103,879     89,798
                                                          -----------   ---------   --------
Total benefits and expenses                                 1,438,800     812,118    720,387
                                                          -----------   ---------   --------
PRETAX INCOME (LOSS)                                       (2,154,832)    147,605    253,452

Income tax expense (benefit)                                 (530,856)     17,012     56,226
                                                          -----------   ---------   --------
NET INCOME (LOSS)                                         $(1,623,976)  $ 130,593   $197,226
                                                          -----------   ---------   --------

          See accompanying notes to consolidated financial statements.

                     AIG SUNAMERICA LIFE ASSURANCE COMPANY
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Continued)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        2008         2007       2006
                                                                    -----------   ---------   --------
                                                                              (in thousands)
OTHER COMPREHENSIVE LOSS, NET OF TAX:
Unrealized depreciation of investments, less related amortization of deferred acquisition costs and other deferred expenses, net
   of reclassification adjustments                                  $   (30,881)  $(164,799)  $(19,559)
Foreign currency translation adjustment                                  (5,998)        412      2,546
Deferred income tax benefit on above changes                             13,793      57,609      5,956
                                                                    -----------   ---------   --------
OTHER COMPREHENSIVE LOSS                                                (23,086)   (106,778)   (11,057)
                                                                    -----------   ---------   --------
COMPREHENSIVE INCOME (LOSS)                                         $(1,647,062)  $  23,815   $186,169
                                                                    ===========   =========   ========

          See accompanying notes to consolidated financial statements.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        2008         2007        2006
                                                                    -----------   ---------   ---------
                                                                               (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                   $(1,623,976)  $ 130,593   $ 197,226
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Interest credited to:
      Fixed annuity and fixed accounts of variable annuity
         contracts                                                       89,568      92,911     108,268
      Universal life insurance contracts                                 60,286      63,441      66,361
      Guaranteed investment contracts                                     2,816       3,388       4,607
   Net realized investment (gain) loss                                1,562,356      64,336      (3,928)
   Net (increase) decrease in partnerships attributable to
      equity accounting                                                  55,796      (6,139)       (358)
   Net unrealized loss on fixed maturity securities, trading              3,215          --          --
   Amortization of net premium/(accretion of net discount)
      on investments                                                     (7,034)      5,092      (1,432)
   Amortization of deferred acquisition costs and other
      deferred expenses                                                 608,995     337,414     241,321
   Acquisition costs deferred                                          (211,777)   (247,797)   (245,028)
   Other expenses deferred                                              (44,663)    (14,410)    (14,739)
   Provision for deferred income taxes                                 (638,099)     (5,869)     34,754
   Change in:
         Accrued investment income                                       13,044       7,120       8,744
         Income taxes currently receivable from/payable to Parent        86,570      (7,837)      4,766
         Other assets                                                    13,851      (5,967)     (1,875)
         Due from/to affiliates                                         (31,629)     15,809      11,952
         Reserve for guaranteed benefits                                308,764         478       9,339
         Other liabilities                                              (61,687)    (13,079)     14,660
      Other, net                                                         20,320     (24,900)    (30,055)
                                                                    -----------   ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               206,716     394,584     404,583
                                                                    -----------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of:
   Fixed maturity securities                                         (1,000,679)   (949,701)   (595,892)
   Mortgage and other loans                                              (6,313)    (30,031)   (209,311)
   Partnerships                                                         (16,123)    (66,719)         --
   Derivatives                                                         (318,539)    (74,842)    (20,616)
   Other investments, excluding short-term investments                       --      (6,975)     (5,700)
Sales of:
   Fixed maturity securities                                          1,653,170     800,862     667,101
   Partnerships                                                          64,654          --          --
   Derivatives                                                          918,523      53,889      14,402
   Other investments, excluding short-term investments                   23,383      17,007       4,378
Redemptions and maturities of:
   Fixed maturity securities                                            474,412     445,665     800,127
   Mortgage and other loans                                              29,003     115,959     164,203
   Other investments, excluding short-term investments                       --       8,036      11,230
(Increase) decrease in securities lending invested collateral         1,729,678     (90,606)   (831,765)
                                                                    -----------   ---------   ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                 $ 3,551,169   $ 222,544   $  (1,843)
                                                                    -----------   ---------   ---------

          See accompanying notes to consolidated financial statements.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        2008          2007          2006
                                                                    -----------   -----------   -----------
                                                                                 (in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits received on:
   Fixed annuity and fixed accounts of variable annuity contracts   $ 1,576,754   $ 1,796,326   $ 1,588,153
   Universal life insurance contracts                                    34,324        37,435        38,774
Net exchanges from the fixed accounts of variable annuity
   contracts                                                         (1,461,592)   (1,695,229)   (1,598,673)
Withdrawal payments on:
   Fixed annuity and fixed accounts of variable annuity contracts      (508,465)     (414,210)     (688,604)
   Universal life insurance contracts                                   (59,373)      (51,650)      (52,833)
   Guaranteed investment contracts                                      (13,103)       (4,908)      (79,413)
Claims and annuity payments, net of reinsurance, on:
   Fixed annuity and fixed accounts of variable annuity contracts      (109,716)      (97,485)      (86,143)
   Universal life insurance contracts                                   (95,939)      (92,192)      (97,671)
Increase (decrease) in securities lending payable                    (2,196,793)       86,334       831,765
Capital contribution                                                    284,434         4,276            --
Dividend paid to Parent                                                      --            --      (280,000)
                                                                    -----------   -----------   -----------
NET CASH USED IN FINANCING ACTIVITIES                                (2,549,469)     (431,303)     (424,645)
                                                                    -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS            1,208,416       185,825       (21,905)
CASH AND SHORT-TERM INVESTMENTS
   AT BEGINNING OF PERIOD                                               363,912       178,087       199,992
                                                                    -----------   -----------   -----------
CASH AND SHORT-TERM INVESTMENTS
   AT END OF PERIOD                                                 $ 1,572,328   $   363,912   $   178,087
                                                                    ===========   ===========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes received from (paid to) Parent                         $    20,673   $   (30,718)  $   (16,706)
                                                                    ===========   ===========   ===========
Non-cash activity:
   Bonus interest and other deferrals credited to reserve for
      annuity contracts                                             $    44,663   $    38,530   $    41,728
                                                                    ===========   ===========   ===========
   Investment in fixed maturity securities, trading                     (14,900)           --            --
                                                                    ===========   ===========   ===========
   Capital contribution of partnerships                                     893       168,512            --
                                                                    ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2008, 2007 AND 2006

1.   NATURE OF OPERATIONS AND ORGANIZATION

     AIG SunAmerica Life Assurance Company (the "Company") is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is a wholly owned subsidiary of AIG Retirement Services, Inc. ("AIGRS"), a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's activities include general insurance, life insurance and retirement services, financial services and asset management.

     The Company is an Arizona-domiciled life insurance company principally engaged in the business of writing variable annuity contracts directed to the market for tax-deferred, long-term savings products. The Company owns 100% of the outstanding capital stock of its consolidated subsidiary, AIG SunAmerica Asset Management Corp. ("SAAMCo") which in turn has two wholly owned subsidiaries: SunAmerica Capital Services, Inc. ("SACS") and AIG SunAmerica Fund Services, Inc. ("SFS").

     SAAMCo and its wholly owned distributor, SACS, and its wholly owned servicing administrator, SFS, represent the Company's asset management operations. These companies earn fee income by managing, distributing and administering a diversified family of mutual funds, managing certain subaccounts offered within the Company's variable annuity products and providing professional management of individual, corporate and pension plan portfolios.

     The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing financial products. The financial conditions of AIG and rating downgrades beginning late in the third quarter of 2008 and AIG's restructuring plan and related events described in Note 14 below (collectively, the "AIG Events") have also impacted the Company's operations. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income in the case of variable annuity assets held in separate accounts.

                     AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.   NATURE OF OPERATIONS AND ORGANIZATION (Continued)

     Products for the annuity operations and asset management operations are marketed through affiliated and non-affiliated independent broker-dealers, full-service securities firms and financial institutions. One non-affiliated selling organization in the annuity operations represented 31%, 31% and 28% of deposits in the years ended December 31, 2008, 2007 and 2006, respectively. No other selling organization was responsible for 10% or more of deposits for any such period. One non-affiliated selling organization in the asset management operations represented 16%, 18% and 16% of deposits in the years ended December 31, 2008, 2007 and 2006, respectively and one affiliated selling organization represented 11% of deposits in the year ended 2008. No other selling organization was responsible for 10% or more of deposits for any such period. Since the fourth quarter of 2008, the Company's sales have declined significantly due to the impact of AIG Events (see Note 14), including temporary suspensions of sales of the Company's annuity products at certain large selling organizations, as well as difficult market conditions.

     As described in Notes 13 and 14 herein, AIG commenced an organization-wide restructuring plan under which some of its businesses, including the Company, will be divested, some will be held for later divestiture, and some businesses will be prepared for potential subsequent offerings to the public. Successful execution of the restructuring plan involves significant separation activities. Accordingly, AIG and the Company have established retention programs for its key employees to maintain ongoing business operations and to facilitate the successful execution of the restructuring plan.

     At December 31, 2008, AIG and the Company cannot determine the expected date of completion or reliably estimate the total aggregate expenses expected to be incurred for all restructuring and separation activities. This is due to the significant scale of the restructuring plan, the fact that restructuring costs will vary depending on the identity of the ultimate purchasers of the divested entities, as well as the extended period over which the restructuring is expected to occur. For the year ended December 31, 2008, the Company has incurred restructuring expenses totaling $8.8 million consisting primarily of expenses related to employee retention programs.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ, possibly materially, from those estimates. Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentation.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     CASH AND SHORT-TERM INVESTMENTS: Cash and short-term investments consist of cash on hand and non-interest bearing demand deposits, interest-bearing cash equivalents and investments with original maturities within one year from the date of purchase, such as commercial paper.

     INVESTMENTS IN FIXED MATURITY SECURITIES AND EQUITY SECURITIES: Fixed maturity securities available for sale consist of bonds, notes and redeemable preferred stocks and are carried at fair value. Premiums and discounts arising from the purchase of fixed maturity securities available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable. Equity securities available for sale consist of common stocks and non-redeemable preferred stocks and are carried at fair value. Unrealized gains or losses from available for sale investments in fixed maturity securities and equity securities are reported as a separate component of accumulated other comprehensive income (loss), net of deferred acquisition costs, other deferred expenses and income tax, in consolidated shareholder's equity. Investments in fixed maturity securities and equity securities are recorded on a trade-date basis.

     Fixed maturity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in Maiden Lane II LLC ("ML II"), which is carried at fair value under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("FAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). Unrealized gains and losses on trading securities are reported in net investment income.

     The Company assesses its ability to hold any fixed maturity security in an unrealized loss position to its recovery, including fixed maturity securities classified as available for sale, at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflects the judgment of the Company's management that the security to be sold is unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the decision to sell reflects the judgment of the Company's management that the risk-discounted anticipated ultimate recovery is less than the value achievable on sale.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The Company evaluates its investments for impairment such that a security is considered a candidate for other-than-temporary impairment if it meets any of the following criteria:

          - Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer);

          - The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

          - The Company may not realize a full recovery on its investment regardless of the occurrence of one of the foregoing events.

     The determination that a security has incurred an other-than-temporary decline in value requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all the relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation decline, such as that experienced in current credit markets, in which the Company could not reasonably assert that the impairment period would be temporary ("severity losses").

     Once a security has been identified as other-than-temporarily impaired, the amount of such impairment is determined by reference to that security's contemporaneous fair value and recorded as a charge to earnings. If a loss is recognized from a sale subsequent to a balance sheet date pursuant to changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer existed.

     In periods subsequent to the recognition of an other-than-temporary impairment charge for fixed maturity securities, which is not intent, credit or foreign exchange related, the Company generally accretes into income the discount or amortizes the reduced premium resulting from the reduction in cost basis over the remaining life of the security.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Certain investments in beneficial interests in securitized financial assets of less than high quality with contractual cash flows, including asset-backed securities, are subject to the impairment and income recognition guidance of Emerging Issues Task Force ("EITF") 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continued to Be Held by a Transferor in Securitized Financial Assets" ("EITF 99-20") as amended by FASB Staff Position No. ("FSP") EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20," which became effective prospectively in the fourth quarter of 2008. EITF 99-20 requires periodic updates of the Company's' best estimate of cash flows over the life of the security. If the fair value of such security is less than its cost or amortized cost and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both their timing and amount, an other-than-temporary impairment charge is recognized. Interest income is recognized based on changes in the timing and the amount of expected principal and interest cash flows reflected in the yield.

     The Company also considers its intent and ability to retain a temporarily impaired security until recovery. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third-party sources and, in the case of certain structured securities, with certain internal assumptions and judgments regarding the future performance of the underlying collateral. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

     The Company also considers its intent and ability to retain a temporarily impaired security until recovery. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third-party sources and, in the case of certain structured securities, with certain internal assumptions and judgments regarding the future performance of the underlying collateral. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

     MORTGAGE AND OTHER LOANS: Mortgage and other loans include mortgage loans on real estate and collateral and commercial loans. All such loans are carried at unpaid principal balances less credit allowances and plus or minus adjustments for the accretion or amortization of discount and premium. Interest income on such loans is accrued as earned. Impairment of mortgage loans on real estate and collateral and commercial loans is based on certain risk factors and when collection of all amounts due under the contractual terms is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such impaired loans is recognized as cash is received. The Company did not record a credit allowance for mortgage and other loans as of December 31, 2008 and 2007.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     POLICY LOANS: Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

     MUTUAL FUNDS: Mutual funds consist of seed money for mutual funds used as investment vehicles for the Company's variable annuity separate accounts and are carried at market value.

     PARTNERSHIPS: Hedge funds and limited partnerships in which the Company holds in the aggregate less than a five percent interest are reported at fair value. The change in fair value is recognized as a component of accumulated other comprehensive income (loss).

     With respect to hedge funds and limited partnerships in which the Company holds in the aggregate a five percent or greater interest or less than a five percent interest but in which the Company has more than a minor influence over the operations of the investee, the Company's carrying value is its share of the net asset value of the funds or the partnerships. The changes in such net asset values, accounted for under the equity method, are recorded in net investment income. In applying the equity method of accounting, the Company consistently uses financial information provided by the general partners or manager of each of these investments, which is generally one to three months prior to the end of the Company's reporting period. The financial statements of these investees are generally audited on an annual basis.

     SECURITIES LENDING INVESTED COLLATERAL AND SECURITIES LENDING PAYABLE: On December 12, 2008, the Company terminated its securities lending activities (see Note 3 for additional information).

     Securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available-for-sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities. The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statement of income (loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the consolidated statement of income (loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     As of December 31, 2007, securities subject to securities lending agreements had a fair value of $2,154,745,000, and were included in fixed maturity securities available for sale at that date.

     DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES: Derivative financial instruments primarily used by the Company include embedded derivatives relating to certain guarantees of annuity contract values, derivative financial instruments entered into to partially offset the risk of certain guarantees of annuity contract values and interest rate swap agreements. The Company is neither a dealer nor a trader in derivative financial instruments. The Company recognizes all derivatives in the consolidated balance sheet at fair value.

     The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. At December 31, 2008, the Company had $89,247,000 of derivative financial instrument assets outstanding with AIG Financial Products Corp., an affiliated company. The credit exposure of S&P 500 option contracts and interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the reporting date.

     The Company issues certain variable annuity products that offer optional guaranteed minimum account value ("GMAV") and guaranteed minimum withdrawal benefit ("GMWB") living benefits. Under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the GMAV and GMWB are considered embedded derivatives that are required to be bifurcated from the host contract and carried at fair value. The fair value of the GMAV and GMWB requires significant management estimates and is based on the present value of expected benefits to be paid less the present value of fee income associated with the guarantees. The fair value estimate of the GMAV and GMWB guarantees include unobservable inputs such as management's estimate of contract holder behavior as well as such observable inputs as swap curves and market calibrated implied volatility. The valuation technique used to measure the fair value of embedded derivatives was modified during 2008, primarily with respect to the development of long-dated equity volatility assumptions and the discount rates applied to certain projected benefit payments. The Company also economically hedges these guarantees by utilizing both exchange traded and over-the-counter index options and exchange traded futures. Exchange traded index options and futures are marked to market using observable market quotes while over-the-counter index options are marked to market through matrix pricing that utilizes observable market inputs. The GMAV and GMWB embedded derivatives are included in policyholder account balances - annuities and the index options are reported in derivative assets or derivative liabilities in the consolidated balance sheet. The changes in fair value of the Company's derivative instruments are reported in net realized investment gain (loss) in the consolidated statement of operations and comprehensive income
     (loss).

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     GMAV is a feature offered on certain variable annuity products but will no longer be available after May 2009. If available and elected by the contract holder at the time of contract issuance, this feature guarantees that the account value under the contract will at least equal the amount of deposits invested during the first ninety days of the contract, adjusted for any subsequent withdrawals, at the end of a ten-year waiting period. The Company bears the risk that protracted under-performance of the financial markets could result in GMAV benefits being higher than the underlying contract holder account balance and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. The Company purchases options on the S&P 500 index and enters into S&P 500 and Treasury futures contracts on U.S. Treasury securities to partially offset this risk.

     GMWB is a feature offered on certain variable annuity products. If available and elected by the contract holder at the time of contract issuance, this feature provides a guaranteed annual withdrawal stream at the end of a specified wait period, if any, regardless of market performance. The guaranteed withdrawal stream is based upon deposits invested during a specified period adjusted for subsequent withdrawals, and may include an increase in the benefit base. The Company bears the risk that protracted under-performance of the financial markets could result in GMWB benefits being higher than the underlying contract holder account balance and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. The Company purchases options on the S&P 500 index and enters into interest rate swaps, as well as S&P 500 and Treasury/Eurodollar futures contracts to partially offset this risk.

     SEPARATE ACCOUNT ASSETS AND LIABILITIES: The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as separate account assets with an equivalent summary total reported as separate account liabilities when the separate account qualifies for separate account treatment under American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the contract holders who bear the investment risk. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Amounts assessed against the contract holders for mortality, administrative, and other services and features are included in variable annuity policy fees in the consolidated statement of operations and comprehensive income (loss).

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     DEFERRED ACQUISITION COSTS ("DAC"): Policy acquisition costs represent those costs, including commissions and other underwriting expenses that vary with and are primarily related to the acquisition of new business. Policy acquisition costs related to universal life and investment-type products are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts in accordance with FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97"). Estimated gross profits are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality and morbidity gains and losses. If estimated gross profits change significantly, DAC is recalculated using the new assumptions (a DAC "unlocking"). Any resulting adjustment is included in income as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts.

     The DAC for investment-type products is also adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on fixed maturity securities and equity securities available for sale. Because fixed maturity securities and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on fixed maturity securities and equity securities available for sale that is credited or charged directly to accumulated other comprehensive income
     (loss).

     OTHER DEFERRED EXPENSES: The Company offers sales inducements, which include enhanced crediting rates or bonus payments to contract holders on certain annuity products. Sales inducements provided to the contract holder are primarily recognized as part of separate account liabilities in the consolidated balance sheet. Such amounts are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC. To qualify for such accounting treatment, these bonus payments must be explicitly identified in the contract at inception, and the Company must demonstrate that such amounts are incremental to amounts the Company credits on similar contracts without these bonus payments, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The asset management operations defer distribution costs that are directly related to the sale of mutual funds that have a 12b-1 distribution plan and/or contingent deferred sales charge feature (collectively, "Distribution Fee Revenue"). The Company amortizes these deferred distribution costs on a straight-line basis, adjusted for redemptions, over a period ranging from one year to eight years depending on share class. Amortization of these deferred distribution costs is increased if at any reporting period the value of the deferred amount exceeds the projected Distribution Fee Revenue. The projected Distribution Fee Revenue is impacted by estimated future withdrawal rates and the rates of market return. Management uses historical activity to estimate future withdrawal rates and average annual performance of the equity markets to estimate the rates of market return.

     GOODWILL: Goodwill is the excess of the cost of an acquired business over the fair value of the identifiable net assets of the acquired business. Goodwill is tested for impairment annually, or more frequently if circumstances indicate an impairment may have occurred. During 2008, the Company performed a goodwill impairment test at December 31, 2008.

     The impairment assessment involves a two-step process in which an initial assessment for potential impairment is performed and, if potential impairment is present, the amount of impairment is measured and recorded. Impairment is tested at the reporting unit level or, when all reporting units that comprise an operating segment have similar economic characteristics, impairment is tested at the operating segment level.

     Management initially assesses the potential for impairment by estimating the fair value of each of the Company's reporting units or operating segments and comparing the estimated fair values with the carrying amounts of those reporting units, including allocated goodwill. The estimate of a reporting unit's fair value may be based on one or a combination of approaches including market-based earning multiples of the unit's peer companies, discounted expected future cash flows, external appraisals or, in the case of reporting units being considered for sale, third-party indications of fair value, if available. Management considers one or more of these estimates when determining the fair value of a reporting unit to be used in the impairment test.

     If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value of a reporting unit exceeds its estimated fair value, goodwill associated with that reporting unit potentially is impaired. The amount of impairment, if any, is measured as the excess of the carrying value of goodwill over the estimated fair value of the goodwill. The estimated fair value of the goodwill is measured as the excess of the fair value of the reporting unit over the amounts that would be assigned to the reporting unit's assets and liabilities in a hypothetical business combination. An impairment charge is recognized in income to the extent of the excess.

     Within the insurance operations, $4,603,000 of goodwill was impaired in the year ended December 31, 2008. With regard to asset management operations, the Company has concluded that no impairment loss related to goodwill was required for the year ended December 31, 2008.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Goodwill is presented net of accumulated amortization of $10,974,000 and $18,838,000 at December 31, 2008 and 2007, respectively.

     POLICYHOLDER ACCOUNT BALANCES - ANNUITIES, UNIVERSAL LIFE INSURANCE CONTRACTS AND GUARANTEED INVESTMENT CONTRACTS: Policyholder account balances - annuities, universal life insurance and guaranteed investment contracts are accounted for in accordance with FAS 97 and are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees). Deposits collected on these products are not reflected as revenues in the Company's consolidated statement of operations and comprehensive income (loss), as they are recorded directly to contract holder liabilities upon receipt. Also included are the reserves for GMAV and GMWB (see Derivative Assets and Derivative Liabilities Accounting Policy).

     RESERVES FOR GUARANTEED BENEFITS: The Company follows SOP 03-1, which requires recognition of a liability for guaranteed minimum death benefits and other living benefits related to variable annuity contracts as well as certain disclosures for these products.

     The Company reports variable annuity contracts through separate account liabilities, or general accounts when not qualified for separate account reporting, when the Company contractually guarantees to the contract holder ("variable contracts with guarantees") either (a) total deposits made to the contract less any partial withdrawals plus a minimum return (and in minor instances, no minimum returns) or (b) the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death or annuitization. Such benefits are referred to as guaranteed minimum death benefits ("GMDB"), earnings enhancement benefits ("EEB") and guaranteed minimum income benefits ("GMIB").

     The Company offers GMDB options that guarantee to contract holders, that upon death, the contract holder's beneficiary will receive the greater of
     (1) the contract holder's account value, or (2) a guaranteed minimum death benefit that varies by product and election by contract owner. The Company bears the risk that death claims following a decline in the debt and equity markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to guaranteed benefits, net of reinsurance recoveries, if actual experience or other evidence suggests that earlier assumptions should be revised.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     EEB is a feature the Company offers on certain variable annuity products. For contract holders who elect the feature, the EEB provides an additional death benefit amount equal to a fixed percentage of earnings in the contract, subject to certain maximums. The Company bears the risk that account values following favorable performance of the financial markets will result in greater EEB death claims and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

     If included in the contract, GMIB provides a minimum fixed annuity payment guarantee after a seven, nine or ten-year waiting period. The Company bears the risk that the performance of the financial markets will not be sufficient for accumulated contract holder account balances to support GMIB benefits and that the fees collected under the contract and reinsurance recoveries are insufficient to cover the costs of the benefit to be provided. The GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to guaranteed benefits, net of reinsurance recoveries, if actual experience or other evidence suggests that earlier assumptions should be revised.

     NET INVESTMENT INCOME: Net investment income represents income primarily from the following sources in the Company's operations:

          - Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

          - Dividend income and distributions from common and preferred stock and other investments when receivable.

          - Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

          - Earnings from partnership investments accounted for under the equity method.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     NET REALIZED INVESTMENT GAINS AND LOSSES: Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

          - Sales of fixed maturity securities and equity securities (except trading securities accounted for at fair value), securities lending invested collateral, investments in limited partnerships and other types of investments.

          - Reductions to the cost basis of fixed maturity securities and equity securities (except trading securities accounted for at fair value), securities lending invested collateral and other types of investments for other-than-temporary impairments.

          -    Changes in fair value of derivative assets and liabilities.

          - Exchange gains and losses resulting from foreign exchange transactions.

     FEE INCOME: Fee income includes variable annuity policy fees, asset management fees, universal life insurance fees and surrender charges. Variable annuity policy fees are generally based on the market value of assets in the separate accounts supporting the variable annuity contracts. Asset management fees include investment advisory fees and 12b-1 distribution fees and are based on the market value of assets managed in mutual funds and certain variable annuity portfolios by SAAMCo. Universal life insurance policy fees consist of mortality charges, up-front fees earned on deposits received and administrative fees, net of reinsurance premiums. Surrender charges are assessed on withdrawals occurring during the surrender charge period. All fee income is recorded as income when earned.

     INCOME TAXES: The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. The Company assesses its ability to realize deferred tax assets considering all available evidence, including the earnings history, the timing, character and amount of future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the legal entities when recognizing deferred tax assets in accordance with FAS No. 109, "Accounting for Income Taxes" ("FAS 109"). See Note 12 for a further discussion of income taxes.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The Company applies the standards set forth in FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," ("FIN 48") in determining the financial impact of income tax positions taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition of uncertain tax positions. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and additional disclosures. The Company's adoption of FIN 48 on January 1, 2007 did not have a material effect on the Company's financial condition or results of operations.

     The Company's determination of the realizability of its deferred tax assets requires estimates of future taxable income. Such estimates could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to the Company's financial condition or its results of operations. See Note 12 for a further discussion of income taxes.

     RECENT ACCOUNTING STANDARDS:

     ACCOUNTING CHANGES

     In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. FAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted FAS 157 on January 1, 2008, its required effective date. The cumulative effect, net of taxes, of adopting FAS 157 was a decrease in net income of $56.0 million, primarily due to the inclusion of explicit risk margins, where appropriate. See Note 5 for additional FAS 157 disclosures.

     In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. As of January 1, 2008, the adoption date, the Company did not choose to elect the fair value option for any of its financial assets or liabilities.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). FSP FAS 157-3 provides guidance clarifying certain aspects of FAS 157 with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting FSP FAS 157-3 on the Company's consolidated financial condition and results of operations were not material.

     In January 2009, the FASB issued FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets," to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and other related guidance. The Company adopted this guidance in the fourth quarter of 2008. The effects of adopting FSP EITF 99-20-1 on the Company's consolidated financial condition and results of operations were not material.

     FUTURE APPLICATION OF ACCOUNTING STANDARDS:

     In March 2008, the FASB issued FAS 161, "Disclosures about Derivative Instruments and Hedging Activities -- an amendment of FASB Statement No. 133" ("FAS 161"). FAS 161 requires enhanced disclosures about (a) how and why the Company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect the Company's consolidated financial condition, results of operations, and cash flows. FAS 161 is effective for the Company beginning with financial statements issued in the first quarter of 2009. Because FAS 161 only requires additional disclosures about derivatives, it will have no effect on the Company's consolidated financial condition, results of operations or cash flows.

     In May 2008, the FASB issued FAS 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FAS 162"). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements presented in conformity with GAAP but does not change current practices. FAS 162 will become effective on the 60th day following Securities and Exchange Commission ("SEC") approval of the Public Company Accounting Oversight Board amendments to remove GAAP hierarchy from the auditing standards. FAS 162 will have no effect on the Company's consolidated financial condition, results of operations or cash flows.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary" ("FSP FAS 115-2 and FAS 124-2"). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Management is assessing the affect that adopting FSP FAS 115-2 and FAS 124-2 will have on its consolidated financial statements.

     In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. Management is assessing the affect that adopting FSP FAS 157-4 will have on its consolidated financial statements.

3.   SECURITIES LENDING

     The Company and certain other domestic insurance subsidiaries of AIG historically participated in AIG's U.S. securities lending program (the "Securities Lending Program"), which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the domestic insurance company participants (collectively, "the Participants").

     On December 12, 2008, the Securities Lending Program was terminated following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions.

     Under the Securities Lending Program, securities were loaned to various financial institutions, primarily major banks and brokerage firms. Historically, the Agent had received cash collateral from borrowers at current market levels, which were generally equal to 100 to 102 percent of the value of the loaned securities. The amount of cash advanced by borrowers declined during 2008, in light of the availability of alternative transactions requiring less collateral. During the fourth quarter of 2008, certain securities lending transactions met the requirements for sale accounting because the collateral obtained from the counterparties was not sufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Participants recognized net realized capital losses on deemed sales of lent securities and forward purchase commitments related to such transactions. For loans collateralized at less than 102 percent, the Company obtained a security interest in assets pledged by AIG, primarily high grade bonds, the fair value of which, together with the fair value of all collateral obtained by the Agent from counterparties in connection with the loans, equaled at least 102 percent of the fair value of the loaned securities at the inception of the loans.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   SECURITIES LENDING (Continued)

     Cash collateral received by the Agent was invested primarily in fixed maturity securities to earn a net spread. A significant portion of the collateral received was invested in residential mortgage-backed securities with expected maturities that were longer than the liabilities to the securities lending counterparties. The value of those collateral securities declined during the latter part of 2007 and throughout 2008 and trading in such securities was extremely limited. As a result, the Participants recognized other-than-temporary impairment charges totaling $17.21 billion in 2008 related to investments in the collateral account.

     Effective June 17, 2008, the Company benefited from an agreement between AIG and the Agent's parent ("the Make-whole Agreement"), pursuant to which AIG agreed to make additional contributions to the Securities Lending Program's collateral account, up to an aggregate limit of $5 billion, to offset the obligations of the Participants to contribute to the Securities Lending Program's collateral account their pro rata share of any investment losses incurred from the sale of investments made with the Securities Lending Program's collateral on and after January 1, 2008. Any such contributions by AIG to the Securities Lending Program's collateral account were recorded by the Participants as capital contributions. This agreement, which superseded prior, substantially identical agreements that limited AIG's contributions to lower amounts, terminated on December 31, 2008.

     In the third quarter of 2008, counterparties began curtailing their participation in the Securities Lending Program by returning lent securities and requiring the return of cash collateral. In September 2008, the Participants, including the Company, funded cash to the Securities Lending Program's collateral account to provide additional liquidity. On September 22, 2008, AIG entered into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("New York Fed"). During September 2008, AIG's borrowings under the Fed Facility included $11.35 billion that was advanced to the Securities Lending Program to provide liquidity for the return of collateral to counterparties. At September 30, 2008, AIG deemed the $11.35 billion it had borrowed under the Fed Facility to provide liquidity to the collateral account to be capital contributions to the Participants, largely offsetting $10.71 billion of third quarter 2008 other-than-temporary impairment charges recorded by the Participants. The Participants recorded interest expense for the period of time the advances were deemed outstanding borrowings, at a rate per annum equal to 3.6175%, which approximated the commercial paper borrowing rate then in effect.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   SECURITIES LENDING (Continued)

     On October 8, 2008, certain of the Participants, including the Company, entered into a securities lending agreement with the New York Fed (the "Fed Securities Lending Agreement") pursuant to which the New York Fed agreed to borrow, on an overnight basis, up to $37.8 billion in investment grade fixed income securities from these participants in return for cash collateral. The Fed Securities Lending Agreement assisted the Participants in meeting their obligations to borrowers that were requesting the return of their cash collateral. Prior to this arrangement, $6.99 billion was borrowed by AIG under the Fed Facility between October 1, 2008 and October 8, 2008 and advanced to the Securities Lending Program collateral account to provide liquidity. These amounts were repaid to AIG in October 2008 using liquidity provided by transactions under the Fed Securities Lending Agreement, and the Participants recorded interest expense for these advances at a rate per annum equal to 2.8216%, which approximated the commercial paper borrowing rate then in effect. Each Participant's share of the total interest expense on the September and October 2008 advances from AIG was based on participation rates as of September 30, 2008.

     On December 8, 2008, in conjunction with the termination of the Securities Lending Program, certain of the Participants purchased corporate credit and other asset-backed securities at fair values totaling $3.09 billion from the Securities Lending Program's collateral account, which used the proceeds to settle a portion of the outstanding securities lending transactions. These transactions were recorded as purchases of fixed maturity securities by each of the respective purchasing entities.

     On December 12, 2008, AIG, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II, a Delaware limited liability company whose sole member is the New York Fed.

     Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities (the "RMBS") held by the Agent in connection with the Securities Lending Program. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1 billion plus a participation in the residual, each of which is subordinate to the repayment of the NY Fed loan to ML II. The amount of the initial payment and the deferred contingent portions of the total purchase price, if any are realized, will be allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008. The total purchase price was based on the fair value of the RMBS as of October 31, 2008. The Participants recognized realized capital losses of $2.2 billion related to declines in the fair value of the RMBS for the month of October 2008 prior to the sale of the RMBS to ML II.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   SECURITIES LENDING (Continued)

     Pursuant to a credit agreement, the NY Fed, as senior lender, made a loan to ML II (the "ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month LIBOR plus 1.0 percent and has a stated six-year term, subject to extension by the NY Fed at its sole discretion. After the ML II Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. In addition, after ML II has paid this fixed portion of the deferred contingent purchase price plus interest, the Participants will be entitled to receive one-sixth of any net proceeds received by ML II in respect of the RMBS as the remaining deferred contingent purchase price for the RMBS, and the NY Fed will receive five-sixths of any net proceeds received by ML II in respect of the RMBS as contingent interest on the ML II Senior Loan. The NY Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the NY Fed has any interest in the ML II Senior Loan.

     Neither AIG nor the Participants have any control rights over ML II. The Company has determined that ML II is a variable interest entity (VIE) and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale, in accordance with Statement of Financial Accounting Standards 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value under FAS 159. This interest is reported on the balance sheet in fixed maturity securities, trading.

     The Participants applied the initial consideration from the sales of the RMBS and other collateral assets, along with available cash and $5.1 billion provided by AIG in the form of capital contributions, to settle outstanding securities lending transactions (including those under the Fed Securities Lending Agreement, which totaled approximately $20.5 billion as of December 12, 2008). As a result, the Securities Lending Program and the Fed Securities Lending Agreement have been terminated.

     At December 31, 2008, the Company recorded a receivable from affiliate for amounts which are due the Company from the Agent, and a short-term invested asset representing undistributed funds held in the Securities Lending Program collateral account.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   SECURITIES LENDING (Continued)

     As a result of the events and transactions described above, the Company recorded the following amounts in 2008:

($ in thousands)
----------------
For the year ended December 31, 2008:
Realized gains (losses) on securities lending invested
   collateral:
   Net realized gains (losses) on RMBS sold to ML II                  $ (32,528)
   Net realized gains (losses) on all other asset sales                 (42,096)
   Realized losses due to other-than-temporary declines in value       (349,777)
                                                                      ---------
      Total                                                           $(424,401)
                                                                      =========
Net realized gains (losses) related to lent securities with
   insufficient collateral:
   Deemed sales of lent securities                                    $ (29,881)
                                                                      ---------
   Forward purchase commitments                                         (17,793)
                                                                      ---------
      Total                                                           $ (47,674)
                                                                      =========
Capital contributions funded to the collateral account by AIG:
   Pursuant to the Make-whole Agreement                               $ 100,418
   AIG advances from the Fed Facility                                   169,116
   Additional contribution                                               14,900
                                                                      ---------
      Total                                                           $ 284,434
                                                                      =========
Cash funded to the collateral account by the Company                  $ 185,268
                                                                      =========
At December 31, 2008:
   Interest in ML II reported in fixed maturity securities,
      trading                                                         $  11,685
                                                                      =========
   Undistributed Securities Lending Program assets, in short term
      invested assets                                                 $   3,260
                                                                      =========
   Receivable from affiliated Agent, in due to affiliates             $   2,850
                                                                      =========

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



4.   INVESTMENTS

     The cost or amortized cost and estimated fair value of fixed maturity securities, equity securities and securities lending invested collateral by major category are as follows:

                                                                   Amortized       Gross       Gross
                                                                     Cost or    Unrealized   Unrealized
                                                                      Cost         Gains       Losses     Fair Value
                                                                   ----------   ----------   ----------   ----------
                                                                                     (in thousands)
AT DECEMBER 31, 2008:
U.S. government securities and government sponsored entities       $   13,549     $ 2,531     $    (137)  $   15,943
Obligations of states, municipalities and political subdivisions       47,980          97            --       48,077
Corporate debt                                                      1,518,014      12,597      (117,735)   1,412,876
Mortgage-backed, asset-backed and collateralized securities           561,402       3,990       (92,389)     473,003
Other debt securities                                                  19,060          --        (8,655)      10,405
                                                                   ----------     -------     ---------   ----------
   Total fixed maturity securities                                  2,160,005      19,215      (218,916)   1,960,304
Equity securities                                                          --          24            --           24
                                                                   ----------     -------     ---------   ----------
   Total                                                           $2,160,005     $19,239     $(218,916)  $1,960,328
                                                                   ==========     =======     =========   ==========


                                                                    Amortized      Gross         Gross
                                                                     Cost or     Unrealized   Unrealized
                                                                       Cost         Gains       Losses      Fair Value
                                                                   -----------   ----------   ----------   -----------
                                                                                     (in thousands)
AT DECEMBER 31, 2007:
U.S. government securities and government sponsored entities        $   18,718     $ 1,536     $      --    $   20,254
Non-U.S. governments                                                    11,521          71            --        11,592
Obligations of states, municipalities and political subdivisions         9,075          --           (38)        9,037
Corporate debt                                                       2,330,347      34,105       (32,775)    2,331,677
Mortgage-backed, asset-backed and collateralized securities          1,229,076      15,025       (29,202)    1,214,899
Other debt securities                                                   22,012          --          (761)       21,251
                                                                    ----------     -------     ---------    ----------
   Total fixed maturity securities                                   3,620,749      50,737       (62,776)    3,608,710
Equity securities                                                       20,140          30          (740)       19,430
Securities lending invested collateral                               2,168,979          --      (149,890)    2,019,089
                                                                    ----------     -------     ---------    ----------
   Total                                                            $5,809,868     $50,767     $(213,406)   $5,647,229
                                                                    ==========     =======     =========    ==========

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)

     At December 31, 2008, fixed maturity securities included $78,089,000 of securities not rated investment grade.

     At December 31, 2008, mortgage loans were collateralized by properties located in 20 states, with loans totaling approximately 35% and 10% of the aggregate carrying value of the portfolio secured by properties located in California and Hawaii, respectively. No more than 10% of the portfolio was secured by properties in any other single state.

     At December 31, 2008, the carrying value, which approximates its estimated fair value, of all investments in default as to the payment of principal or interest totaled $19,770,000.

     As a component of its asset and liability management strategy, the Company utilizes interest rate swap agreements to match assets more closely to liabilities. Interest rate swap agreements exchange interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) with a counterparty, based on an underlying principal balance (notional principal) to hedge against interest rate changes.

     The Company typically utilizes swap agreements to economically hedge risk associated with interest rates, guaranteed benefits, and foreign currencies.

     At December 31, 2008, $9,499,000 of fixed maturity securities, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

     Included in the fixed maturity securities available for sale at December 31, 2008 is a bond carried at fair value of $10,405,000 that was issued by an affiliate.

     The following table presents cost or amortized cost and estimated fair values of the Company's available for sale fixed maturity securities at December 31, 2008, by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                               Amortized
                                                                 Cost      Fair Value
                                                              ----------   ----------
                                                                  (in thousands)
AT DECEMBER 31, 2008:
Due in one year or less                                       $  261,508   $  258,974
Due after one year through five years                            670,403      635,218
Due after five years through ten years                           487,062      427,017
Due after ten years                                              228,919      207,493
Mortgage-backed, asset-backed and collateralized securities      512,113      431,602
                                                              ----------   ----------
   Total fixed maturity securities available for sale         $2,160,005   $1,960,304
                                                              ==========   ==========

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)

     The following tables summarize the Company's fair value and gross unrealized losses on the Company's available for sale securities, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007 (dollars in thousands):

                                         Less than 12 Months              12 Months or More                      Total
                                    -----------------------------   -----------------------------   -------------------------------
                                      Fair     Unrealized             Fair     Unrealized              Fair      Unrealized
                                      Value       Loss      Items     Value       Loss      Items      Value        Loss      Items
                                    --------   ----------   -----   --------   ----------   -----   ----------   ----------   -----
December 31, 2008
U.S. government and government
   sponsored entities               $  6,106    $    137       1    $     --     $    --      --    $    6,106    $    137       1
   Corporate debt                    738,407      73,947     166     311,734      43,788      57     1,050,141     117,735     223
Mortgage-backed, asset-backed and
   collateralized securities         200,965      79,978      55      40,794      12,411      25       241,759      92,389      80
Other debt securities                 10,405       8,655       2          --          --      --        10,405       8,655       2
                                    --------    --------     ---    --------     -------     ---    ----------    --------     ---
   Total                            $955,883    $162,717     224    $352,528     $56,199      82    $1,308,411    $218,916     306
                                    ========    ========     ===    ========     =======     ===    ==========    ========     ===

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)

                                       Less than 12 Months                12 Months or More                       Total
                                 -------------------------------   -------------------------------   -------------------------------
                                    Fair      Unrealized               Fair     Unrealized              Fair      Unrealized
                                    Value        Loss      Items       Value       Loss      Items      Value        Loss      Items
                                 ----------   ----------   -----   ----------   ----------   -----   ----------   ----------   -----
December 31, 2007
Obligations of states,
   municipalities and
   political subdivisions        $       --    $     --      --    $    9,037     $    38       3    $    9,037    $     38       3
Corporate debt                      502,968      16,371      64       746,222      16,404     133     1,249,190      32,775     197
Mortgage-backed, asset-backed
   and collateralized
   securities                       250,207      15,461      50       242,391      13,741      75       492,598      29,202     125
Other debt securities                 1,568          60       1        19,683         701       1        21,251         761       2
Equity securities                    19,400         740       1            --          --      --        19,400         740       1
Securities lending invested
   collateral (a)                 2,019,089     149,890      --            --          --      --     2,019,089     149,890      --
                                 ----------    --------     ---    ----------     -------     ---    ----------    --------     ---
   Total                         $2,793,232    $182,522     116    $1,017,333     $30,884     212    $3,810,565    $213,406     328
                                 ==========    ========     ===    ==========     =======     ===    ==========    ========     ===


(a)  Represents the Company's allocated portion of AIG's securities lending pool.


     Investments in partnerships totaled $138,845,000 and $239,271,000 at December 31, 2008 and 2007, respectively, and were comprised of seven partnerships and four partnerships, respectively. These partnerships consist primarily of hedge funds and are managed by independent money managers who invest in equity securities, fixed maturity securities and real estate. The risks generally associated with these partnerships include those related to their underlying investments (i.e. equity securities, debt securities and real estate), plus a level of illiquidity, which is mitigated, to some extent, by the existence of contractual termination /withdrawal provisions.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)

     As a result of the Company's periodic evaluation of its securities for other-than-temporary impairments in value, the Company recorded other-than-temporary impairment charges of $642,402,000, $51,018,000 and $12,205,000 in 2008, 2007 and 2006, respectively.

     In light of the recent significant disruption in the U.S. residential mortgage and credit markets, the Company has recognized an other-than-temporary impairment charge (severity loss) of $446,877,000 in 2008, primarily related to mortgage-backed, asset-backed and collateralized securities, and securities of financial institutions. Notwithstanding the Company's intent and ability to hold such securities until they have recovered their cost basis (except for securities lending invested collateral comprising $218,517,000 of the severity loss for 2008), and despite structures that indicate that a substantial amount of the securities should continue to perform in accordance with original terms, the Company concluded that it could not reasonably assert that the impairment period would be temporary.

     In addition to the above severity losses, the Company recorded other-than-temporary impairment charges in 2008, 2007 and 2006 related to:

          - securities that the Company does not intend to hold until recovery;

          -    declines due to foreign exchange rates;

          -    issuer-specific credit events;

          - certain structured securities impaired under EITF 99-20 and related interpretive guidance; and

          - other impairments, including equity securities and partnership investments.

     The net realized investment gain (loss) includes the following:

                                                     Years ended December 31,
                                                ---------------------------------
                                                    2008        2007       2006
                                                -----------   --------   --------
                                                          (in thousands)

Fixed maturity securities                       $   (49,556)  $ (1,836)  $ 10,390
Equity securities                                       149        276      2,376
Securities lending invested collateral              (74,624)    (4,276)        --
Other-than-temporary impairments                   (642,402)   (51,018)   (12,205)
Embedded derivatives, net of hedge securities      (804,233)    (5,518)   (13,155)
Other investments                                     8,310     (1,964)    16,522
                                                -----------   --------   --------
Net realized investment gain (loss)             $(1,562,356)  $(64,336)  $  3,928
                                                ===========   ========   ========

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)


     Realized investment gains and losses on sales of fixed maturity securities and equity securities are as follows:

                                                     Years ended December 31,
                                                ---------------------------------
                                                    2008        2007       2006
                                                -----------   --------   --------
                                                          (in thousands)
FIXED MATURITY SECURITIES:
   Realized gains                                $ 205,224    $ 5,238    $ 17,049
   Realized losses                                (261,311)    (7,768)     (6,659)
EQUITY SECURITIES:
   Realized gains                                $     289    $   276    $  2,376
   Realized losses                                    (140)        --          --

     The sources and related amounts of net investment income are as follows:

                                                     Years ended December 31,
                                                ---------------------------------
                                                    2008        2007       2006
                                                -----------   --------   --------
                                                          (in thousands)

Short-term investments                            $ 20,209    $ 13,196   $ 11,334
Fixed maturity securities                          181,877     215,229    257,509
Mortgage loans                                      28,924      34,625     41,915
Policy loans                                        11,582      12,181     13,288
Equity securities                                      938       1,293         --
Partnerships                                       (55,683)      7,118      1,155
Securities lending invested collateral                 270       2,119      2,592
Other investment income                             (3,411)      1,557      1,062
                                                  --------    --------   --------
Total investment income                            184,706     287,318    328,855
Less: investment expenses                           (2,439)     (2,223)    (2,184)
                                                  --------    --------   --------
    Net investment income                         $182,267    $285,095   $326,671
                                                  ========    ========   ========

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   INVESTMENTS (Continued)

     On December 12, 2008, the Company and certain other domestic insurance subsidiaries sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities (the "RMBS") which were held as securities lending invested collateral. In exchange for the RMBS, the life insurance companies received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1 billion plus a participation in the residual, each of which is subordinated to the repayment of a loan from the NY Fed to ML II.

     Neither AIG nor the Company have any control rights over ML II. The Company has determined that ML II is a variable interest entity ("VIE") and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale, in accordance with FAS 140. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value under FAS 159, because this interest would otherwise meet the criteria of a hybrid instrument and require bifurcation of an embedded derivative. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 5 for further discussion of the Company's fair value methodology and the valuation of ML II.

     See Note 3 for additional information regarding the Securities Lending Program and the sale of the RMBS to ML II.

5.   FAIR VALUE MEASUREMENTS

     Effective January 1, 2008, the Company adopted FAS 157 and FAS 159, which specify measurement and disclosure standards related to assets and liabilities measured at fair value. See Note 2 for additional information.

     The most significant effect of adopting FAS 157 on the Company's results of operations for the year ended December 31, 2008 related to changes in fair value methodologies with respect to liabilities already carried at fair value. Specifically, the incorporation of explicit risk margins resulted in a decrease of $527.8 million to pre-tax income, $343.0 million after tax, for the year ended December 31, 2008.

     FAIR VALUE MEASUREMENTS ON A RECURRING BASIS:

     The Company measures fair value on a recurring basis financial instruments in its trading and available for sale securities portfolios, short-term investments, mutual funds, partnerships, securities lending invested collateral, derivative assets and liabilities, separate account assets and embedded derivatives contained in certain variable annuity contracts. The fair value of a financial instrument is the amount that would be received on sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

     FAIR VALUE HIERARCHY:

     Beginning January 1, 2008, assets and liabilities recorded at fair value in the consolidated balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below:

     Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets and most mutual funds.

     Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, mutual fund, partnership investments in hedge funds and derivative contracts.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include certain fixed maturity securities, partnership investments in leveraged buyouts, real estate/energy and other and embedded derivative contained in certain variable annuity contracts.

     In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

     The following is a description of the valuation methodologies used for instruments carried at fair value.

     INCORPORATION OF CREDIT RISK IN FAIR VALUE MEASUREMENTS:

     Fair value measurements for freestanding derivatives incorporate counterparty credit by determining the explicit cost for the Company to protect against its net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads. The Company's net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as cash collateral posted by the counterparty at the balance sheet date.

     Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

     FIXED MATURITY SECURITIES AVAILABLE FOR SALE (INCLUDING FIXED MATURITY SECURITIES WITHIN SECURITIES LENDING INVESTED COLLATERAL): The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value fixed maturity securities in its available for sale portfolios. Market price data generally is obtained from exchange or dealer markets.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     The Company estimates the fair value of fixed maturity securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For fixed maturity securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

     FIXED MATURITY SECURITIES, TRADING: The fixed maturity securities, trading portfolio consists of an interest in ML II. At inception, the Company's economic interest in ML II was valued at the transaction prices of $14,900,000. Subsequently, the ML II interest is valued using a discounted cash flow methodology using the estimated future cash flows of the assets to which the ML II interest is entitled and the discount rates applicable to such interest as derived from the fair value of the entire asset pool. The implicit discount rates are calibrated to the changes in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuations are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

     Valuation Sensitivity - The fair value of the ML II interest is most affected by changes in the discount rates and changes in the underlying estimated future collateral cash flow assumptions used in the valuation model.

     The benchmark London Interbank Offered Rate ("LIBOR") interest rate curve changes are determined by macroeconomic considerations and financial sector credit spreads. The spreads over the LIBOR for the ML II interest (including collateral-specific credit and liquidity spreads) can change as a result of changes in market expectations about the future performance of this investment as well as changes in the risk premium that market participants would demand at the time of the transactions.

     Changes in estimated future cash flows would primarily be the result of changes in expectations for collateral defaults, recoveries, and underlying loan prepayments.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     Increases in the discount rate or decreases in estimated future cash flows used in the valuation would decrease the Company's estimate of the fair value of ML II as shown in the table below.

                              Fair Value
                                Change
                              ----------
Discount Rates
200 basis points               $(1,301)
400 basis point                 (2,444)

Estimated Future Cash Flows
10% decrease                    (4,706)
20% decrease                    (8,870)

     The Company believes that the ranges of discount rates used in this analysis are reasonable based on implied spread volatilities of similar collateral securities and implied volatilities of LIBOR interest rates. The ranges of estimated future cash flows were determined based on variability in estimated future cash flows implied by cumulative loss estimates for similar instruments. The fair value of the ML II interest is likely to vary, perhaps materially, from the amount estimated.

     MUTUAL FUNDS: Mutual funds consist of interests in registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

     EQUITY SECURITIES AVAILABLE FOR SALE: The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value marketable equity securities in its available for sale portfolio. Market price data generally is obtained from exchange or dealer markets.

     PARTNERSHIPS: The Company initially estimates the fair value of investments in certain private limited partnerships and certain hedge funds by reference to the transaction price. Subsequently, the Company obtains the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which generally are audited annually The Company considers observable market data and performs diligence procedures in validating the appropriateness of using the net asset value in a fair value measurement.

     DERIVATIVE ASSETS AND LIABILITIES: Derivative assets and liabilities can be exchange-traded or traded over the counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC, derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

     Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

     EMBEDDED DERIVATIVES (included in policyholder account balances - annuities): The fair value of embedded policy derivatives contained in certain variable annuity contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on the Company's historical experience. Because of the dynamic and complex nature of the expected cash flows, risk neutral valuations are used. Estimating the underlying cash flows for these products involves many estimates and judgments, including those regarding expected market rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates and policyholder behavior. With the adoption of FAS 157, this methodology was not changed, with the exception of incorporating an explicit risk margin to take into consideration market participant estimates of projected cash flows and policyholder behavior. The valuation technique used to measure the fair value of embedded derivatives was modified during 2008, primarily with respect to the development of long-dated equity volatility assumptions and the discount rates applied to certain projected benefit payments.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     SEPARATE ACCOUNT ASSETS: Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

     ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

     The following table presents information about assets and liabilities measured at fair value on a recurring basis at December 31, 2008, and indicates the level of the fair value measurement based on the levels of the inputs used:

                                                    Level 1       Level 2      Level 3       Total
                                                  -----------   ----------   ----------   -----------
                                                                     (in thousands)
Assets:
   Fixed maturity securities available for sale   $        --   $1,799,016   $  161,288   $ 1,960,304
   Fixed maturity securities, trading                      --           --       11,685        11,685
   Equity securities available for sale                    24           --           --            24
   Mutual funds                                        16,117           --           --        16,117
   Partnerships                                            --      136,478        2,367       138,845
   Derivative assets                                  156,020      453,384           --       609,404
   Separate account assets                         19,074,317           --           --    19,074,317
                                                  -----------   ----------   ----------   -----------
      Total                                       $19,246,478   $2,388,878   $  175,340   $21,810,696
                                                  ===========   ==========   ==========   ===========
Liabilities:
   Policyholder account balances - annuities      $        --   $       --   $1,907,180   $ 1,907,180
                                                  ===========   ==========   ==========   ===========

     At December 31, 2008, Level 3 assets were 0.7 percent of total assets and Level 3 liabilities were 7.6 percent of total liabilities.

     The following table present the changes during the year ended December 31, 2008 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gain (losses) recorded in income during the year ended December 31, 2008 related to the Level 3 assets and liabilities that remained in the consolidated balance sheet at December 31, 2008:

                                                                       Fixed                                Policyholder
                                                        Fixed         maturity                                 account
                                                       Maturity     securities,                    Total     balances -
                                                      Securities      trading     Partnerships    Assets      annuities
                                                      ----------    -----------   ------------   --------   ------------

                                                                                 (in thousands)

Balance, January 1, 2008                               $215,848       $    --        $  411      $216,259   $   (52,811)
Net realized/unrealized gains (losses) included in:
   Net investment income                                  3,119        (3,215)          (59)         (155)           --
   Net realized investment loss                         (43,248)           --            --       (43,248)   (1,854,369)
   Accumulated other comprehensive loss                 (22,182)           --            --       (22,182)           --
Purchases, sales, issuances and settlements, net        (55,912)       14,900         2,015       (38,997)           --
Net transfers in                                         63,663            --            --        63,663            --
                                                       --------       -------        ------      --------   -----------
Balance, December 31, 2008                             $161,288       $11,685        $2,367      $175,340   $(1,907,180)
                                                       ========       =======        ======      ========   ===========

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     Both observable and unobservable inputs may be used to determine the fair values of positions classified in level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2008 may include changes in fair value that were attributable to both observable and unobservable inputs.

     Changes in the fair value of separate account assets are completely offset in the consolidated statement of operations and comprehensive income (loss) by changes in separate account liabilities, which are not carried at fair value and therefore not included in the tables above.

     FAIR VALUE MEASUREMENTS ON A NON-RECURRING BASIS:

     The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include goodwill.

     GOODWILL: The Company tests goodwill for impairment whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable, but at least annually. When the Company determines goodwill may be impaired, the Company uses techniques that consider market-based earnings multiples of the unit's peer companies or discounted cash flow techniques based on the price that could be received in a current transaction to sell the asset assuming the asset would be used with other assets as a group (in-use premises).

     FAIR VALUE OPTION:

     FAS 159 permits a company to choose to measure at fair value many financial instruments and certain other assets and liabilities that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. The Company did not make any fair value measurement elections upon initial adoption of FAS 159. The Company has elected to account for its economic interest in ML II at fair value under FAS 159. The Company recorded a loss of $3,215,000 in the year ended December 31, 2008 to reflect the change in the fair value of ML II, which was reported as a component of net investment income in the consolidated statement of operations and comprehensive income (loss).

     FAIR VALUE INFORMATION ABOUT FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR
     VALUE:

     FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. FAS 107 excludes certain financial instruments, including those related to insurance contracts. Information regarding the estimation of fair value for financial instruments not carried at fair value is discussed below.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   FAIR VALUE MEASUREMENTS (Continued)

     CASH AND SHORT-TERM INVESTMENTS: The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

     MORTGAGE AND OTHER LOANS: Fair value for mortgage loans is primarily determined by using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. Fair value for collateral, commercial and guaranteed loans is based principally on independent pricing services, broker quotes and other independent information.

     POLICY LOANS: The fair values of the policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived.

     SECURITIES LENDING PAYABLE: The contract values of securities lending payable approximate fair value as these obligations are short-term in nature.

     POLICYHOLDER ACCOUNT BALANCES - ANNUITIES: Deferred annuity contracts are assigned a fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of future cash flows at current pricing rates.

     POLICYHOLDER ACCOUNT BALANCES - GUARANTEED INVESTMENT CONTRACTS: Fair value is based on the present value of future cash flows at current pricing rates.

     The estimated fair values of the Company's financial instruments compared with their respective carrying values are as follows at December 31:

                                                  2008                      2007
                                        -----------------------   -----------------------
                                         Carrying       Fair       Carrying       Fair
                                           Value        Value        Value        Value
                                        ----------   ----------   ---------    ----------
                                                          (in thousands)
ASSETS:
   Cash and short-term investments      $1,572,328   $1,572,328   $  363,912   $  363,912
   Fixed maturity securities
      available for sale                 1,960,304    1,960,304    3,608,710    3,608,710
   Fixed maturity securities, trading       11,685       11,685           --           --
   Mortgage and other loans                429,272      443,566      451,603      461,969
   Policy loans                            151,087      151,087      151,592      151,592
   Mutual funds                             16,117       16,117       19,797       19,797
   Equity securities available
      for sale                                  24           24       19,430       19,430
   Partnerships                            138,845      138,845      239,271      239,271
   Securities lending invested
      collateral                                --           --    2,019,089    2,019,089
   Derivative assets                       609,404      609,904      150,941      150,941
LIABILITIES:
   Policyholder account balances -
      annuities                         $4,178,609   $4,253,412   $2,676,116   $2,631,813
   Policyholder account balances -
      guaranteed investment
      contracts                             30,768       30,768       41,044       41,126
   Securities lending payable                   --           --    2,196,793    2,196,793
   Derivative liabilities                       --           --        2,044        2,044

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


6.   DEFERRED ACQUISITION COSTS

     The following table summarizes the activity in deferred acquisition costs:

                                               Years Ended December 31,
                                              -------------------------
                                                  2008          2007
                                              -----------   -----------
                                                    (in thousands)

Balance at beginning of year                  $ 1,430,526   $ 1,456,680
Acquisition costs deferred                        211,777       247,797
Effect of net unrealized loss on securities        (2,579)        3,533
Amortization charged to income                   (505,521)     (277,484)
                                              -----------   -----------
Balance at end of year                        $ 1,134,203   $ 1,430,526
                                              ===========   ===========

     The Company adjusts amortization when the assumptions underlying the estimates of current or future gross profits to be realized are revised. The Company reviews the assumptions at least annually. In 2008, the Company recorded approximately $678,200,000 of additional amortization of deferred acquisition costs resulting from difficult market conditions and adverse policyholder behavior. In 2007, the Company recorded approximately $67,000,000 of additional amortization of deferred acquisition costs. Approximately $55,600,000 related to changes in actuarial estimates from the conversion to a new system and $11,400,000 related to unlocking future assumptions and experience updates. Further deterioration in equity market conditions or other factors could result in future negative unlocking adjustments.

7.   OTHER DEFERRED EXPENSES

     The annuity operations defer enhanced crediting rates or bonus payments to contract holders on certain of its products ("Bonus Payments"). The asset management operations defer distribution costs that are directly related to the sale of mutual funds that have a 12b-1 distribution plan and/or contingent deferred sales charge feature. The following table summarizes the activity in these deferred expenses:

                                                 Bonus      Distribution
                                                Payments       Costs         Total
                                              -----------   ------------   ---------
                                                          (in thousands)
AT DECEMBER 31, 2008:
Balance at beginning of year                   $ 219,620      $ 37,467     $ 257,087
Expenses deferred                                 44,663         8,999        53,662
Effect of net unrealized loss on securities         (318)           --          (318)
Amortization charged in income                   (84,557)      (18,917)     (103,474)
                                               ---------      --------     ---------
Balance at end of year                         $ 179,408      $ 27,549     $ 206,957
                                               =========      ========     =========

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   OTHER DEFERRED EXPENSES (Continued)

                                                 Bonus      Distribution
                                                Payments        Costs        Total
                                              -----------   ------------   --------
                                                          (in thousands)
AT DECEMBER 31, 2007:
Balance at beginning of year                   $ 216,397      $ 47,216     $263,613
Expenses deferred                                 38,530        14,410       52,940
Effect of net unrealized loss on securities          464            --          464
Amortization charged in income                   (35,771)      (24,159)     (59,930)
                                               ---------      --------     --------
Balance at end of year                         $ 219,620      $ 37,467     $257,087
                                               =========      ========     ========

     The Company adjusts amortization when the assumptions underlying the estimates of current or future gross profits to be realized are revised. The Company reviews the assumptions at least annually. In 2008, the Company recorded approximately $149,700,000 of additional amortization of sales inducements primarily resulting from difficult market conditions and adverse policyholder behavior. In 2007, the Company recorded approximately $7,000,000 of additional amortization of sales inducements. Approximately $5,400,000 related to changes in actuarial estimates from the conversion to a new system and $1,600,000 related to unlocking future assumptions and experience updates.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.   GUARANTEED BENEFITS

     Details concerning the Company's guaranteed benefit exposures are as follows:

                                                                                            Highest Specified
                                                                  Return of Net         Anniversary Account Value
                                                            Deposits Plus a Minimum       Minus Withdrawals Post
                                                                     Return                    Anniversary
                                                            ------------------------     ------------------------
                                                                             (dollars in millions)
AT DECEMBER 31, 2008:
In the event of death (GMDB and EEB):
   Net account value                                                    $7,202                    $9,370
   Net amount at risk (a)                                                2,606                     4,361
   Average attained age of contract holders                                 68                        66
   Range of guaranteed minimum return rates                               0%-5%                        0%
At annuitization (GMIB):
   Net account value                                                    $1,566
   Net amount at risk (b)                                                  123
   Weighted average period remaining until earliest annuitization          1.6 years
   Range of guaranteed minimum return rates                             0%-6.5%
Accumulation at specified date (GMAV):
   Account value                                                       $ 1,259
   Net amount at risk (c)                                                  176
   Weighted average period remaining until guaranteed payment              5.8 years
Annual withdrawals at specified date (GMWB):
   Account value                                                       $ 5,625
   Net amount at risk (d)                                                2,155
   Weighted average period remaining until guaranteed payment             14.9 years

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.   GUARANTEED BENEFITS (Continued)

                                                                                                  Highest Specified
                                                                         Return of Net        Anniversary Account Value
                                                                    Deposits Plus a Minimum     Minus Withdrawals Post
                                                                             Return                  Anniversary
                                                                    -----------------------   -------------------------
                                                                                   (dollars in millions)
AT DECEMBER 31, 2007:
In the event of death (GMDB and EEB):
   Net account value                                                      $10,982                      $13,428
   Net amount at risk (a)                                                     491                          495
   Average attained age of contract holders                                    68                           66
   Range of guaranteed minimum return rates                                  0%-5%                           0%
At annuitization (GMIB):
   Net account value                                                      $ 2,689
   Net amount at risk (b)                                                      15
   Weighted average period remaining until earliest annuitization             2.7 years
   Range of guaranteed minimum return rates                                0%-6.5%
Accumulation at specified date (GMAV):
   Account value                                                          $ 2,192
   Net amount at risk (c)                                                       1
   Weighted average period remaining until guaranteed payment                 6.7 years
Annual withdrawals at specified date (GMWB):
   Account value                                                          $ 6,029
   Net amount at risk (d)                                                      43
   Weighted average period remaining until guaranteed payment                19.7 years

(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value, net of reinsurance, if all contract holders died at the same balance sheet date. The net amount at risk does not take into account the effect of caps and deductibles from the various reinsurance treaties.

(b) Net amount at risk represents the present value of the projected guaranteed benefit exposure in excess of the projected account value, net of reinsurance, if all contract holders annuitized at their respective eligibility date.

(c) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value, if all contract holders reached the specified date at the same balance sheet date.

(d) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders exercise the maximum withdrawal benefits at the same balance sheet date. If no withdrawals have been made for those policies with a waiting period, the contract holder will realize an increase in the benefit base after all other amounts guaranteed under this benefit have been paid. This increase in the benefit base increases the net amount at risk by $155,820,000 and $54,495,000 as of December 31, 2008 and 2007, respectively and is payable no sooner than 10 years from the end of the waiting period.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.   GUARANTEED BENEFITS (Continued)

     The following summarizes the reserve for guaranteed benefits, net of reinsurance, on variable contracts reflected in the general account:

                                                               Years Ended
                                                               December 31,
                                                           -------------------
                                                             2008       2007
                                                           --------   --------
                                                             (in thousands)

Balance at the beginning of the year, before reinsurance   $115,038   $110,102
   Guaranteed benefits incurred                             388,170     27,822
   Guaranteed benefits paid                                 (74,504)   (22,886)
                                                           --------   --------
Balance at the end of the year, before reinsurance          428,704    115,038
Less reinsurance                                            (44,228)   (39,326)
                                                           --------   --------
Balance at the end of the year, net of reinsurance         $384,476   $ 75,712
                                                           ========   ========

     The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2008 and 2007:

          - Data used was 50 stochastically generated investment performance scenarios.

          -    Mean investment performance assumption was 10%.

          -    Volatility assumption was 16%.

          - Mortality was assumed to be 50% Male and 80% Female of the 1994 Variable Annuity MGDB table.

          - Lapse rates vary by contract type and duration and range from 0% to 40%.

          -    The discount rate was approximately 8%.

     In 2007, the Company recorded a reduction in reserves for guaranteed benefits and guaranteed benefits expense of $15,676,000 due to changes in actuarial estimates from the conversion to a new system, as well as unlocking future assumptions and experience updates. In 2008, the Company recorded an increase in reserves for guaranteed benefits and guaranteed benefits expense of $234,500,000 due to the unlocking of key assumptions.

9.   REINSURANCE

     Reinsurance contracts do not relieve the Company from its obligations to contract holders. The Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal. The Company has no reinsurance recoverable or related concentration of credit risk greater than 10% of shareholder's equity.

     Variable policy fees are net of reinsurance premiums of $23,102,000, $26,541,000 and $27,210,000 in 2008, 2007 and 2006, respectively.
     Guaranteed benefits paid were reduced by reinsurance recoveries of $4,902,000, $4,458,000 and $3,291,000 in 2008, 2007 and 2006, respectively.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.   REINSURANCE (Continued)

     The Company has a reinsurance treaty that limits its universal life risk on any one insured life to $100,000. Universal life insurance fees are net of reinsurance premiums of $30,454,000, $28,061,000 and $35,182,000 in 2008,
     2007 and 2006, respectively. Reinsurance recoveries recognized as a reduction of claims on universal life insurance contracts amounted to $29,883,000, $22,337,000 and $27,506,000 in 2008, 2007 and 2006,
     respectively.

10.  COMMITMENTS AND CONTINGENT LIABILITIES

     As of December 31, 2007, the Company had three agreements outstanding in which it has agreed to provide liquidity support for certain short-term securities of municipalities and non-profit organizations (collectively, the "Short-Term Securities") by agreeing to purchase such short-term securities in the event there is no other buyer in the short-term marketplace. In return the Company received a fee. Additionally, the Company guaranteed the payment of these securities upon redemption. Related to each of these agreements were participation agreements with the Parent, under which the Parent shared in a portion of these liabilities in exchange for a proportionate percentage of the fees received under these agreements.

     In September and October 2008, the Company purchased all of the $51.2 million in aggregate principal amount of the short-term securities then outstanding pursuant to the Company's obligations under the above-referenced liquidity support agreements. The value of the securities purchased were subsequently written down to their then current estimated market value of $38.4 million. Pursuant to its obligations under the participation agreements described above, Parent honored such obligations through paying the Company its proportionate share of these write-downs amounting to $4,385,000, thereby effectively transferring its interests in the securities purchased to the Company. If the Company is able to re-market these short-term securities, the Company's obligations under the liquidity support agreements referenced above will continue to inure to the benefit of the purchasers of the re-marketed securities. As of December 31, 2008, the Company has not re-marketed any of these short-term securities. As the holder of the short-term securities, the Company recorded $294,000 as interest payments received from these securities in 2008. One of the three outstanding support agreements was terminated on March 31, 2009, in conjunction with the redemption of approximately $13.6 million of short-term securities.

     SAAMCo is the investment advisor of SunAmerica Money Market Fund (the "Fund"), which seeks to maintain a stable $1.00 net asset value per share. The Fund held an investment in SIV Portfolio, PLC, formerly Cheyne Finance, PLC (the "Notes") during 2008 which had defaulted on interest and principal payments in October 2007. On February 21, 2008, SAAMCo made a commitment to the Fund in the event that the net asset value per share of the Fund decrease below $0.995 because of the decrease in the market value of the Notes, SAAMCo would make capital contributions to the Fund to maintain the $0.995 net asset value. During 2008, SAAMCo made payments of $3,684,000 for such capital contributions. At December 31, 2008, the Fund had a $1.00 net asset value per share and SAAMCo has made no further commitments.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.  COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

     Like many other companies, including financial institutions and brokers, the Company has received subpoenas for information in connection with an ongoing investigation by the Securities and Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") concerning the issuance of guaranteed investment contracts in connection with tax exempt bond issuances. The Company is also responding to subpoenas concerning the same subject matter sent by or on behalf of various state attorneys general. The Company is cooperating fully with the investigation. The impact of this matter, if any, on the Company's financial position cannot be reasonably estimated at this time.

     Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     Various lawsuits against the Company and its subsidiaries have arisen in the ordinary course of business. Except as noted above, contingent liabilities arising from litigation, income taxes and regulatory and other matters are not considered material in relation to the consolidated financial position, results of operations or cash flows of the Company.

     At December 31, 2008, SAAMCo has lease commitments, under joint and several obligations with affiliates, for long-term, non-cancelable, operating leases expiring on various dates through 2013 and thereafter are as follows:

            (in thousands)
2009           $ 3,138
2010             3,108
2011             2,959
2012             2,959
2013             3,073
Thereafter      14,107
               -------
               $29,344
               =======

     Rent expense was $3,196,000, $3,190,000 and $3,122,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.  SHAREHOLDER'S EQUITY

     The Company is authorized to issue 4,000 shares of its $1,000 par value Common Stock. At December 31, 2008 and 2007, 3,511 shares were outstanding.

     Changes in shareholder's equity are as follows:

                                                                                            Years ended December 31,
                                                                                     -------------------------------------
                                                                                         2008         2007         2006
                                                                                     -----------   ----------   ----------
                                                                                                (in thousands)
ADDITIONAL PAID-IN CAPITAL:
   Beginning balances                                                                $   934,751   $  761,664   $  761,259
   Capital contributions by Parent                                                       285,576      173,087          405
                                                                                     -----------   ----------   ----------
   Ending balances                                                                   $ 1,220,327   $  934,751   $  761,664
                                                                                     ===========   ==========   ==========
RETAINED EARNINGS:
   Beginning balances                                                                $ 1,122,772   $  992,179   $1,074,953
   Net income                                                                         (1,623,976)     130,593      197,226
   Dividends paid to Parent                                                                   --           --     (280,000)
                                                                                     -----------   ----------   ----------
   Ending balances                                                                   $  (501,204)  $1,122,772   $  992,179
                                                                                     ===========   ==========   ==========
ACCUMULATED OTHER COMPREHENSIVE
   INCOME (LOSS):
   Beginning balances                                                                $  (103,761)  $    3,017   $   14,074
   Unrealized depreciation of investments, net of reclassification adjustments (a)       (30,881)    (168,796)     (46,059)
   Foreign currency translation adjustment                                                (5,998)         412        2,546
   Effect on deferred acquisition costs and other deferred expenses                                     3,997       26,500
   Income tax benefit                                                                     13,793       57,609        5,956
                                                                                     -----------   ----------   ----------
   Ending balances                                                                   $  (126,847)  $ (103,761)  $    3,017
                                                                                     ===========   ==========   ==========


(a) Includes reclassification adjustments for realized losses included in net income of $303,114,000, $123,478,000 and $567,000 in 2008, 2007 and 2006,
     respectively.

     Capital contributions in 2008 and 2007 included cash of $284,434,000 and $4,276,000, respectively, of funds deposited by AIG in the securities lending collateral account to offset pretax realized losses incurred by the Company from the sale of certain securities lending collateral investments.
     The Company also received non-cash capital contributions of $249,000 and $299,000 in 2008 and 2007, respectively, equal to the certain compensation expense recognized (see Note 13 for discussion of SICO Compensation).
     Additionally, the Company received capital contributions of investments in partnerships valued at $893,000 in December 2008 and $168,512,000 in April
     2007.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.  SHAREHOLDER'S EQUITY (Continued)

     Gross unrealized gains (losses) on fixed maturity, equity securities and securities lending invested collateral included in accumulated other comprehensive income (loss) are as follows:

                                                December 31,   December 31,
                                                    2008           2007
                                                ------------   ------------
                                                       (in thousands)

Gross unrealized gains                           $  22,295      $  48,710
Gross unrealized losses                           (214,979)      (213,410)
Unrealized gain on foreign currency                 (3,941)         2,057
Adjustment to DAC and other deferred expenses           --          2,897
Deferred income taxes                               69,778         55,985
                                                 ---------      ---------
Accumulated other comprehensive loss             $(126,847)     $(103,761)
                                                 =========      =========

     Dividends that the Company may pay to its shareholder in any year without prior approval of the Arizona Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of Arizona without obtaining the prior approval of the Insurance Commissioner is limited to the lesser of either 10% of the preceding year's statutory surplus or the preceding year's statutory net gain from operations if, after paying the dividend, the Company's capital and surplus would be adequate in the opinion of the Arizona Department of Insurance. Accordingly, the Company is not able to pay a dividend to the shareholder in the year 2009 without obtaining prior approval.

     Under statutory accounting principles utilized in filings with insurance regulatory authorities, the Company had a net loss of $782,331,000 for the year ended December 31, 2008 and net income of $175,403,000 and $147,384,000 for the years ended December 31, 2007 and 2006, respectively. The Company's statutory capital and surplus totaled $1,274,742,000 and $1,154,680,000 at December 31, 2008 and 2007, respectively.

12.  INCOME TAXES

     The components of the provisions for income taxes on pretax income consist of the following:

                                        Years ended December 31,
                                     -----------------------------
                                        2008       2007     2006
                                     ---------   -------   -------
                                             (in thousands)

Current                              $ 107,243   $22,881   $21,472
Deferred                              (638,099)   (5,869)   34,754
                                     ---------   -------   -------
Total income tax expense (benefit)   $(530,856)  $17,012   $56,226
                                     =========   =======   =======

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.  INCOME TAXES (Continued)

     The U.S. federal income tax rate is 35% for 2008, 2007 and 2006. Actual tax expense on income differs from the "expected" amount computed by applying the federal income tax rate because of the following:

                                                     Years ended December 31,
                                                 -------------------------------
                                                    2008       2007       2006
                                                 ---------   --------   --------
                                                          (in thousands)

U.S. federal income tax at statutory rate        $(754,191)  $ 51,662   $ 88,708
Adjustments:
   Valuation allowance                             267,145         --         --
   State income taxes (net of federal benefit)      (4,447)     8,581      2,064
   Dividends received deduction                    (40,393)   (36,103)   (35,016)
   Tax credits                                     (13,157)    (6,538)    (4,064)
   Adjustment to prior year tax liability (a)       11,645     (2,659)    (2,068)
   Other, net                                        2,542      2,069      6,602
                                                 ---------   --------   --------
   Total income tax expense (benefit)            $(530,856)  $ 17,012   $ 56,226
                                                 =========   ========   ========


(a) In 2008 and 2007, the Company revised its estimate of tax contingency amount for prior year based on additional information that became available.

     At December 31, 2008, SACS had a New Jersey net operating loss carryforward of $70,100,000. This carryforward will expire from 2009 through 2015.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.  INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the net deferred tax liability are as follows:

                                                                       December 31,   December 31,
                                                                           2008           2007
                                                                       ------------   ------------
                                                                              (in thousands)
DEFERRED TAX ASSETS:
Investments                                                             $   57,062     $  19,852
Contract holder reserves                                                   624,325       149,675
Guaranty fund assessments                                                      369         3,298
Reserve for guaranteed benefits                                            134,566        26,499
Net operating loss carryforward                                              6,311            --
Capital loss carryforward - Federal                                        162,463            --
State income taxes and net operating loss                                    9,395         8,469
Net unrealized loss on debt and equity securities available for sale        69,778        55,985
Other assets                                                                 3,500         2,681
                                                                        ----------     ---------
   Deferred tax assets                                                   1,067,769       266,459
Valuation allowance                                                       (273,781)       (6,636)
                                                                        ----------     ---------
   Net deferred tax asset                                                  793,988       259,823
DEFERRED TAX LIABILITIES:
Deferred acquisition costs and other deferred expenses                  $ (411,278)    $(526,716)
State income taxes                                                            (683)         (216)
Partnership income/loss                                                     (9,394)       (9,715)
Other liabilities                                                             (144)       (2,577)
                                                                        ----------     ---------
   Total deferred tax liabilities                                         (421,499)     (539,224)
                                                                        ----------     ---------
Net deferred tax asset (liability)                                      $  372,489     $(279,401)
                                                                        ==========     =========

     In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset of $1,067,769,000 and concluded a $273,781,000 valuation allowance was required to reduce the deferred tax asset at December 31, 2008 to an amount the Company believes is more likely than not to be realized.

     When making its assessment, the Company considered all available evidence, including the impact of being included in AIG's consolidated federal tax return, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.  INCOME TAXES (Continued)

     In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on securities lending program, because the Company and AIG entered into transactions with the Federal Reserve Bank of New York ("New York Fed") to limit exposure to future losses. The Company also considered the taxable income from sales of businesses under AIG's asset disposition plan, the continuing earnings strength of the businesses AIG intends to retain and AIG's recently announced debt and preferred stock transactions with the New York Fed and United States Treasury, respectively, together with other actions AIG is taking, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

     In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by IRS Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

     The Company is currently under audit by the Internal Revenue Service for calendar year 2003. All years prior to 2003 are no longer subject to audit. The Company believes that it has adequate reserves for any liability that could result from the IRS audit.

     As of December 31, 2008, the Company's unrecognized tax benefits, excluding interest and penalties, were $9,300,000. There were no unrecognized tax benefits at December 31, 2007. As of December 31, 2008 and 2007, the Company's unrecognized tax benefits included no amounts related to tax positions the disallowance of which would not affect the effective tax rate. Accordingly, as of December 31, 2008, the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax was $9,300,000. At December 31, 2008, the Company had gross unrecognized tax benefits of $9,300,000 that arose from increases in tax positions for years prior to 2008.

     The Company continually evaluates proposed adjustments by taxing authorities. At December 31, 2008, such proposed adjustments would not result in a material change to the Company's financial condition. Although it is reasonably possible that a significant change in the balance of unrecognized tax benefits may occur within the next twelve months, at this time it is not possible to estimate the range of the change due to the uncertainty of the potential outcomes.

     Interest and penalties, if any, related to taxing authority examinations and unrecognized tax benefits are recognized as a component of income tax expense. At December 31, 2008 and 2007, the Company had a receivable of $3,967,000 and $3,177,000, respectively, related to interest (net of federal tax). For the years ended December 31, 2008 and 2007, the Company had recognized benefits of $790,000 and $551,000, respectively, of interest (net of federal tax).

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  RELATED PARTY TRANSACTIONS

     SICO Compensation

     Starr International Company, Inc. ("SICO") has provided a series of two-year Deferred Compensation Profit Participation Plans ("SICO Plans") to certain employees of AIG, its subsidiaries and affiliates. The SICO Plans were created in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset is AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including the Company.

     None of the costs of the various benefits provided under the SICO Plans has been paid by the Company, although the Company has recorded a charge to reported earnings for the deferred compensation amounts paid to employees of the Company or its subsidiaries and affiliates by SICO and allocated to the Company, with an offsetting amount credited to additional paid-in capital reflecting amounts considered to be contributed by SICO. The SICO Plans provide that shares currently owned by SICO are set aside by SICO for the benefit of the participant and distributed upon retirement. The SICO Board of Directors currently may permit an early payout of units under certain circumstances. Prior to payout, the participant is not entitled to vote, dispose of or receive dividends with respect to such shares, and shares are subject to forfeiture under certain conditions, including but not limited to the participant's voluntary termination of employment with AIG or its subsidiaries and affiliates prior to normal retirement age. Under the SICO Plans, SICO's Board of Directors may elect to pay a participant cash in lieu of shares of AIG common stock. Following notification from SICO to participants in the SICO Plans that it will settle specific future awards under the SICO Plans with shares rather than cash, the Company modified its accounting for the SICO Plans from variable to fixed measurement accounting. The Company gave effect to this change in settlement method beginning on December 9, 2005, the date of SICO's notice to the participants in the SICO Plans.

     Compensation expense with respect to the SICO Plans aggregated $249,000, $299,000 and $405,000 in 2008, 2007 and 2006, respectively, and is included in general and administrative expenses in the consolidated statement of operations and comprehensive income (loss). Additionally, a corresponding increase to additional paid-in capital was recorded in each year.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  RELATED PARTY TRANSACTIONS (Continued)

     Events Related to AIG

     In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the NY Fed. Pursuant to the credit facility agreement, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately 79.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and holds approximately
     79.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. The Series C Preferred Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates.

     The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.

     On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a 10-year warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the credit facility and, in connection therewith, the maximum commitment amount under the credit facility agreement was reduced from $85 billion to $60 billion.

     During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into an agreement with the NY Fed in connection with the special purpose financing vehicle known as Maiden Lane III LLC. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  RELATED PARTY TRANSACTIONS (Continued)

     On December 12, 2008, AIG, certain of AIG's wholly owned U.S. life insurance subsidiaries, and AIG Securities Lending Corp., another AIG subsidiary (the "AIG Agent"), entered into an agreement with ML II, a Delaware limited liability company whose sole member is the NY Fed. Pursuant to the agreement, the life insurance subsidiaries (including the Company) sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities ("RMBS") held by the AIG Agent, as agent of the life insurance subsidiaries, in connection with AIG's U.S. securities lending program. In exchange for the RMBS, the life insurance subsidiaries received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price. Additionally, the Company received an economic interest in ML II valued at $14.9 million. As a result of these actions, the U.S. securities lending program, and the interim agreement entered into with the NY Fed whereby the NY Fed borrowed securities from AIG subsidiaries in exchange for cash collateral, were terminated. For additional information, see Note 3.

     Other Related Party Transactions

     Prior to September 22, 2008, the Company and certain affiliates were parties to an existing inter-affiliate credit agreement facility (the "facility"), under which the Company and such affiliates committed to make loans to AIG and received from AIG an annual facility fee at a specified rate. The facility was most recently amended on September 5, 2008, under which the Company committed to make loans to AIG in amounts aggregating to not more than $500 million. The Company did not lend any amounts to AIG under the facility in 2008. The facility was terminated in connection with AIG's entry into the credit facility with the New York Fed discussed above.

     On February 15, 2004, the Company entered into a short-term financing arrangement with the Parent whereby the Company has the right to borrow up to $500,000,000 from the Parent and vice versa. Any advances made under this agreement must be repaid within 30 days. There were no balances outstanding under this agreement at December 31, 2008 and 2007.

     On February 15, 2004, the Company entered into a short-term financing arrangement with its affiliate, First SunAmerica Life Insurance Company ("FSA"), whereby the Company has the right to borrow up to $15,000,000 from FSA and vice versa. Any advances made under this agreement must be repaid within 30 days. There were no balances outstanding under this agreement at December 31, 2008 and 2007.

     On September 26, 2001, the Company entered into a short-term financing arrangement with AIGRS whereby the Company has immediate access of up to $500,000,000. On December 19, 2001, the Company entered into a short-term financing arrangement with AIGRS whereby AIGRS has the right to borrow up to $500,000,000 from the Company. Any advances made under these agreements must be repaid within 30 days. There were no balances outstanding under these agreements at December 31, 2008 and 2007.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  RELATED PARTY TRANSACTIONS (Continued)

     On September 26, 2001, the Company entered into a short-term financing arrangement with SunAmerica Investments, Inc. ("SAII"), whereby the Company has the right to borrow up to $500,000,000 from SAII. On December 19, 2001, the Company entered into a short-term financing arrangement with SAII, whereby SAII has the right to borrow up to $500,000,000 from the Company. Any advances made under these agreements must be repaid within 30 days. There were no balances outstanding under these agreements at December 31, 2008 and 2007.

     The Company pays commissions, including support fees to defray marketing and training costs, to five affiliated broker-dealers for distributing its annuity products and mutual funds. Commissions paid to these broker-dealers totaled $54,936,000, $66,661,000 and $65,243,000 for the years ended
     December 31, 2008, 2007 and 2006, respectively. These broker-dealers distribute a significant portion of the Company's variable annuity products, amounting to approximately 17%, 16% and 18% of deposits in 2008, 2007 and 2006, respectively. These broker-dealers also distribute a significant portion of the Company's mutual funds, amounting to approximately 25%, 22% and 25% of sales in 2008, 2007 and 2006, respectively.

     On February 1, 2004, SAAMCo entered into an administrative services agreement with FSA whereby SAAMCo will pay to FSA a fee based on a percentage of all assets invested through FSA's variable annuity products in exchange for services performed. SAAMCo is the investment advisor for certain trusts that serve as investment options for FSA's variable annuity products. Amounts incurred by the Company under this agreement totaled $2,191,000, $2,315,000 and $1,983,000 in 2008, 2007 and 2006, respectively, and are included in the Company's consolidated statement of operations and comprehensive income (loss).

     On October 1, 2001, SAAMCo entered into two administrative services agreements with business trusts established by its affiliate, The Variable Annuity Life Insurance Company ("VALIC"), whereby the trust pays to SAAMCo a fee based on a percentage of average daily net assets invested through VALIC's annuity products in exchange for services performed. Amounts earned by SAAMCo under this agreement were $14,231,000, $16,576,000 and $13,122,000 in 2008, 2007 and 2006, respectively, and are net of certain administrative costs incurred by VALIC of $4,066,000, $4,736,000and $3,749,000, respectively. The net amounts earned by SAAMCo are included in other fees in the consolidated statement of operations and comprehensive income (loss).

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  RELATED PARTY TRANSACTIONS (Continued)

     The Company has a support agreement in effect between the Company and AIG (the "Support Agreement"), pursuant to which AIG will cause the Company to maintain a policyholders' surplus of not less than $1,000,000 or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Contract holders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such contract holder when due, have the right to enforce the Support Agreement directly against AIG.

     The Company's insurance policy obligations for individual and group contracts issued prior to December 29, 2006 at 4:00 p.m. Eastern Time are guaranteed ("the "Guarantee") by American Home Assurance Company ("American Home"), a subsidiary of AIG. American Home files statutory annual and quarterly reports with the New York State Insurance Department, through which such reports are available to the public.

     On December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee by American Home was terminated. The Guarantee will not cover any contracts with a date of issue later than the Point of Termination. The Guarantee will, however, continue to cover insurance obligations on contracts issued by the Company with a date of issue earlier than the Point of Termination, including obligations arising from purchase payments received with respect to these contracts after the Point of Termination. The Guarantee provides that contract owners owning contracts issued by the Company with a date of issue earlier than the Point of Termination can enforce the Guarantee directly against American Home.

     Pursuant to a Service and Expense Agreement, AIG provides, or causes to be provided, administrative, marketing, investment management, accounting, occupancy and data processing services to the Company. The allocation of such costs for investment management services is based on the level of assets under management. The allocation of costs for other services is based on estimated levels of usage, transactions or time incurred in providing the respective services. Amounts paid for such services were $208,542,000, $193,431,000 and $170,589,000 for the years ended December
     31, 2008, 2007 and 2006, respectively. The component of such costs that relate to the production or acquisition of new business during these periods amounted to $101,444,000, $91,084,000 and $81,987,000, respectively, and is deferred and amortized as part of deferred acquisition costs. The other components of such costs are included in general and administrative expenses in the consolidated statement of operations and comprehensive income (loss).

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  RELATED PARTY TRANSACTIONS (Continued)

     In addition to the reimbursements noted above, an affiliate is responsible for the administration of the Company's fixed annuity contracts and is reimbursed for the cost of administration. Costs charged to the Company to administer these policies were $451,000, $506,000 and $462,000 in 2008, 2007 and 2006, respectively. The Company believes these costs are less than the Company would have incurred to administer these policies internally.

     Pursuant to an Investment Advisory Agreement, the majority of the Company's invested assets are managed by an affiliate of the Company. The investment management fees incurred were $1,911,000, $2,563,000 and $2,997,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company incurred $2,141,000 and $2,490,000 of management fee expense to an affiliate of the Company to administer its securities lending program during the years ended December 31, 2007 and 2006, respectively. The amount was not material in 2008.

     In July 2007, the Company purchased a partnership from the Parent for cash equal to its fair value of $66,719,000. In August 2008, the Company purchased fixed maturity securities from an affiliate for cash equal to a fair value of $128,726,000.

14.  SUBSEQUENT EVENTS

     Events Related to AIG

     On March 2, 2009, AIG and the NY Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the NY Fed preferred equity interests in newly-formed special purpose vehicles ("SPVs"), in settlement of a portion of the outstanding balance of the credit facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an AIG operating subsidiary (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the NY Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the credit facility.

     AIG and the NY Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the NY Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the credit facility. The amount of the credit facility reduction will be based on the proceeds received. The SPVs are expected to be consolidated by AIG. These transfers are subject to agreement on definitive terms and regulatory approvals at a later date. The Company is not currently anticipated to be a party to the proposed securitization transaction.

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.  SUBSEQUENT EVENTS (Continued)

     On October 3, 2008, AIG announced a restructuring plan under which AIG's Life Insurance & Retirement Services operations and certain other businesses would be divested in whole or in part, including the Company. Since that time, AIG has sold certain businesses and assets and has entered into contracts to sell others. However, global market conditions have continued to deteriorate, posing risks to AIG's ability to divest assets at acceptable values. AIG's restructuring plan has evolved in response to these market conditions. Specifically, AIG's current plans involve transactions between AIG and the NY Fed with respect to AIA and ALICO as noted above, as well as preparation for a potential sale of a minority stake in its property and casualty and foreign general insurance businesses. The Company is continuing to explore other restructuring alternatives to enhance its market competitiveness.

     On April 17, 2009, AIG entered into an exchange agreement with the U.S. Department of the Treasury pursuant to which, among other things, the U.S. Department of the Treasury exchanged 4,000,000 shares of the Series D Preferred Stock for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the U.S. Department of the Treasury in certain circumstances to exchange the Warrant for 53,798,766 shares of Series C Preferred Stock.

     On April 17, 2009, AIG and the NY Fed amended the terms of the credit facility agreement to, among other things, remove the minimum 3.5 percent LIBOR rate. AIG also entered into a purchase agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 3,000 shares of common stock. Pursuant to the purchase agreement, the U.S. Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as
     (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) the AIG Credit Facility Trust and the U.S. Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of the AIG Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the U.S. Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the U.S. Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

     In connection with the preparation of its annual report on Form 10-K for the year ended December 31, 2008, AIG management assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the agreements in principle and the other expected transactions with the NY Fed and the U.S. Department of the Treasury, AIG management's plans to stabilize AIG's businesses and dispose of its non-core assets, and after consideration of the risks and uncertainties to such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. If one or more of these possible outcomes is realized, AIG may need additional U.S. government support to meet its obligations as they come due. If AIG is unable to meet its obligations as they come due, management believes this could have a material effect upon the Company and its operations.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements of Variable Separate Account are included herein to this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm

     -   Statement of Assets and Liabilities as of December 31, 2008


     -   Schedule of Portfolio Investments as of December 31, 2008


     - Statement of Operations for the year ended December 31, 2008, except as indicated


     - Statement of Changes in Net Assets for the years ended December 31, 2008 and 2007, except as indicated

     -   Notes to Financial Statements

The following consolidated financial statements of AIG SunAmerica Life Assurance Company are included herein:
     -   Report of Independent Registered Public Accounting Firm

     -   Consolidated Balance Sheet as of December 31, 2008 and 2007


     - Consolidated Statement of Income and Comprehensive Income for the years ended December 31, 2008, 2007 and 2006


     - Consolidated Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006

     -   Notes to Consolidated Financial Statements

(b) Exhibits


(1)   Resolution Establishing Separate Account....................................  1
(2)   Form of Custody Agreements..................................................  Not Applicable
(3)   (a)  Form of Distribution Contract..........................................  1
      (b)  Selling Agreement......................................................  1
(4)   Variable Annuity Contract...................................................  9
      (a)  Nursing Home Waiver Endorsement........................................  7
      (b)  Form of Optional Guaranteed Living Benefit Endorsement (12 Yr MIB
           enhanced)..............................................................  Filed Herewith
      (c)  Form of Optional Guaranteed Living Benefit Endorsement (no MIB)........  Filed Herewith
      (d)  Form of Return of Purchase Payment Death Benefit Endorsement...........  Filed Herewith
      (e)  Form of Maximum Anniversary Value Optional Death Benefit Endorsement...  Filed Herewith
      (f)  Form of Optional Death Benefit Endorsement.............................  Filed Herewith
(5)   Application for Contract....................................................  2
      (a)  Participant Enrollment Form............................................  2
      (b)  Annuity Application....................................................  2
(6)   Corporate Documents of Depositor
      (a)  Amended and Restated Articles of Incorporation dated December 19,
           2001...................................................................  4
      (b)  Articles of Amendment to the Amended and Restated Articles of
           Incorporation Dated September 30, 2002.................................  6
      (c)  Amended and Restated By-Laws dated December 19, 2001...................  4
(7)   Reinsurance Contract........................................................  Not Applicable
(8)   Material Contracts
      (a)  Form of Anchor Series Trust Fund Participation Agreement...............  1
      (b)  Form of SunAmerica Series Trust Fund Participation Agreement...........  1
      (c)  Form of Lord Abbett Fund Participation Agreement.......................  5
      (d)  Form of Van Kampen Fund Participation Agreement........................  3
      (e)  Form of American Funds Insurance Series and SunAmerica Series Trust
           Master-Feeder Fund Participation Agreement.............................  10
      (f)  Form of Franklin Templeton Variable Insurance Products Trust Fund
           Participation Agreement................................................  11
(9)   Opinion and Consent of Counsel of Depositor.................................  Filed Herewith
(10)  Consent of Independent Registered Public Accounting Firm....................  Filed Herewith
(11)  Financial Statements Omitted from Item 23...................................  Not Applicable
(12)  Initial Capitalization Agreement............................................  Not Applicable
(13)  Other
      (a)  Diagram and Listing of All Persons Directly or Indirectly Controlled By
           or Under Common Control with AIG SunAmerica Life Assurance Company, the
           Depositor of Registrant................................................  Filed Herewith
      (b)  Power of Attorney -- AIG SunAmerica Life Assurance Company Directors...  Filed Herewith
      (c)  Support Agreement of American International Group, Inc. ...............  8

--------


  1   Incorporated by reference to Initial Registration Statement, File Nos. 333-25473 and
      811-03859, filed on April 18, 1997, Accession No. 0000950148-97-000989.
  2   Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File
      Nos. 333-65118 and 811-03859, filed on September 28, 2001, Accession No. 0000950148-
      01-501929.
  3   Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File
      Nos. 333-66114 and 811-03859, filed on October 25, 2001, Accession No. 0000950148-01-
      502065.
  4   Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No. 2, File
      Nos. 333-65118 and 811-03859, filed on April 15, 2002, Accession No. 0000950148-02-
      001017.
  5   Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File
      Nos. 333-91860 and 811-03859, filed on October 28, 2002, Accession No. 0000898430-02-
      003844.
  6   Incorporated by reference to Post-Effective Amendment No. 16 and Amendment No. 17,
      File Nos. 033-86642 and 811-08874, filed on April 7, 2003, Accession No. 0000950148-
      03-000786.
  7   Incorporated by reference to Post-Effective Amendment No. 26 and Amendment No. 27,
      File Nos. 333-08859 and 811-07727, filed on July 20, 2004, Accession No. 0000950129-
      04-005000.
  8   Incorporated by reference to Post-Effective Amendment No. 19 and Amendment No. 20 to
      File Nos. 333-65118 and 811-03859, filed on August 12, 2005, Accession No.
      0000950129-05-008177.
  9   Incorporated by reference to Initial Registration Statement, File Nos. 333-134869 and
      811-03859, filed on June 8, 2006, Accession No. 0000950129-06-006134.
 10   Incorporated by reference to Post-Effective Amendment No. 2 and Amendment No. 3, File
      Nos. 333-137867 and 811-03859, filed on April 26, 2007, Accession No. 0000950148-07-
      000100.
 11   Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No. 6, File
      Nos. 333-137867 and 811-03859, filed on April 28, 2008, Accession No. 0000950148-08-
      000092.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

(a) The officers and directors of AIG SunAmerica Life Assurance Company, Depositor, are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.


NAME                             POSITION
----                             --------
Jay S. Wintrob                   Director, Chief Executive Officer
Jana W. Greer(1)                 Director and President
Michael J. Akers(2)              Director and Senior Vice President
N. Scott Gillis(1)               Director, Senior Vice President and Chief
                                 Financial Officer
Christopher J. Swift(3)          Director
Edwin R. Raquel(1)               Senior Vice President and Chief Actuary
Christine A. Nixon               Senior Vice President and Secretary
Stewart R. Polakov(1)            Senior Vice President and Controller
Mallary L. Reznik                Senior Vice President and General Counsel
Timothy W. Still(1)              Senior Vice President
Gavin D. Friedman                Vice President and Deputy General Counsel
William T. Devanney, Jr.(1)      Vice President
Rodney A. Haviland(1)            Vice President
Stephen J. Stone(1)              Vice President
Monica F. Suryapranata(1)        Vice President and Variable Annuity Product
                                 Controller
Edward T. Texeria(1)             Vice President
Virginia N. Puzon                Assistant Secretary



--------

  (1)  21650 Oxnard Street, Woodland Hills, CA 91367

  (2)  2929 Allen Parkway, Houston, TX 77019

  (3)  70 Pine Street, New York, NY 10270

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT


The Registrant is a separate account of AIG SunAmerica Life Assurance Company ("Depositor"). Depositor is a subsidiary of American International Group, Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 13(a). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, Accession Number 0000950123-09-003734 filed March 2, 2009.


ITEM 27.  NUMBER OF CONTRACT OWNERS

SALES OF THIS CONTRACT HAVE NOT YET BEGUN.

ITEM 28.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

AIG SunAmerica Life Assurance Company

Section 10-851 of the Arizona Corporations and Associations law permits the indemnification of directors, officers, employees and agents of Arizona corporations. Article Eight of the Company's Restated Articles of Incorporation, as amended and restated (the "Articles") and Article Five of the Company's By-Laws ("By-Laws") authorize the indemnification of directors and officers to the full extent permitted by the laws, including the advance of expenses under the procedures set forth therein. In addition, the Company's officers and directors are covered by certain directors' and officers' liability insurance policies maintained by the Company's parent. Reference is made to Section 10-851 of the Arizona Corporations and Associations Law, Article Eight of the Articles, and Article Five of the By-Laws.


Additionally, pursuant to the Distribution Agreement filed as Exhibit 3(a) to this Registration Statement, Depositor has agreed to indemnify and hold harmless SunAmerica Capital Services, Inc. ("Distributor") for damages and expenses arising out of (1) any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Depositor in conjunction with the offer and sale of the contracts, or Depositor's failure to comply with applicable law or other material breach of the Distribution Agreement. Likewise, the Distributor has agreed to indemnify and hold harmless Depositor and its affiliates, including its officers, directors and the separate account, for damages and expenses arising out of any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Distributor in conjunction with the offer and sale of the contracts, or Distributor's failure to comply with applicable law or other material breach of the Distribution Agreement.


Pursuant to the Selling Agreement, a form of which was filed as Exhibit 3(b) to this Registration Statement, Depositor and Distributor are generally indemnified by selling broker/dealers firms from wrongful conduct or omissions in conjunction with the sale of the contracts.

ITEM 29.  PRINCIPAL UNDERWRITER


(a) SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:


    AIG SunAmerica Life Assurance Company -- Variable Separate Account
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account One
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account Two
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account Four
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account Five
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account Seven
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account Nine First SunAmerica Life Insurance Company -- FS Variable Separate Account First SunAmerica Life Insurance Company -- FS Variable Annuity Account One First SunAmerica Life Insurance Company -- FS Variable Annuity Account Two First SunAmerica Life Insurance Company -- FS Variable Annuity Account Five First SunAmerica Life Insurance Company -- FS Variable Annuity Account Nine AIG Series Trust
    SunAmerica Series Trust
    SunAmerica Equity Funds
    SunAmerica Income Funds
    SunAmerica Focused Series, Inc.
    SunAmerica Money Market Funds, Inc.
    SunAmerica Senior Floating Rate Fund, Inc.

(b) Directors, Officers and principal place of business:

OFFICER/DIRECTORS*                               POSITION
------------------                               --------
Peter A. Harbeck            Director
James T. Nichols            Director, President & Chief Executive Officer
William J. Kuzmich(1)       Director
Frank Curran                Controller
Joseph D. Neary             Chief Compliance Officer
John T. Genoy               Vice President
Mallary L. Reznik(2)        Vice President
Christine A. Nixon(2)       Secretary
Virginia N. Puzon(2)        Assistant Secretary


--------


  * Unless otherwise indicated, the principal business address of SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.


  (1)  Principal business address is 21650 Oxnard Street, Woodland Hills, CA
       91367.

  (2) Principal business address is 1 SunAmerica Center, Los Angeles, California 90067.


(c) SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and its rules are maintained by Depositor at 21650 Oxnard Ave., Woodland Hills, California 91367.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

General Representations
-----------------------

The Registrant and its Depositor are relying upon Rule 6c-7 of the Investment Company Act of 1940 with respect to annuity contracts offered as funding vehicles to participants in the Texas Optional Retirement Program, and the provisions of Paragraphs (a) - (d) of the Rule have been complied with.

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

Undertakings of the Registrant
------------------------------

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Separate Account has caused this Pre-Effective Amendment No. 1 and Amendment No. 1 to its Registration Statement on Form N-4 (File No. 333-157199) to be signed on its behalf, in the City of Los Angeles, and State of California, on this 24th day of April, 2009.


                                        VARIABLE SEPARATE ACCOUNT
                                        (Registrant)

                                        By: AIG SUNAMERICA LIFE ASSURANCE
                                            COMPANY

                                        By:        /s/ JAY S. WINTROB
                                            ------------------------------------
                                            JAY S. WINTROB, CHIEF EXECUTIVE
                                                           OFFICER

                                        By: AIG SUNAMERICA LIFE ASSURANCE
                                            COMPANY
                                            (Depositor)

                                        By:        /s/ JAY S. WINTROB
                                            ------------------------------------
                                            JAY S. WINTROB, CHIEF EXECUTIVE
                                                           OFFICER

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----

*JAY S. WINTROB                   Chief Executive Officer & Director      April 24, 2009
-----------------------------       (Principal Executive Officer)
JAY S. WINTROB


*MICHAEL J. AKERS                  Senior Vice President & Director       April 24, 2009
-----------------------------
MICHAEL J. AKERS


*N. SCOTT GILLIS                        Senior Vice President,            April 24, 2009
-----------------------------     Chief Financial Officer & Director
N. SCOTT GILLIS                     (Principal Financial Officer)


*JANA W. GREER                           President & Director             April 24, 2009
-----------------------------
JANA W. GREER


*CHRISTOPHER J. SWIFT                          Director                   April 24, 2009
-----------------------------
CHRISTOPHER J. SWIFT


*STEWART R. POLAKOV               Senior Vice President & Controller      April 24, 2009
-----------------------------       (Principal Accounting Officer)
STEWART R. POLAKOV


/s/ MANDA GHAFERI                          Attorney-in-Fact               April 24, 2009
-----------------------------
*MANDA GHAFERI

                                  EXHIBIT INDEX



EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
   (4)(b)       Form of Optional Guaranteed Living Benefit Endorsement (12 Yr MIB enhanced)

   (4)(c)       Form of Optional Guaranteed Living Benefit Endorsement (no MIB)

   (4)(d)       Form of Return of Purchase Payment Death Benefit Endorsement

   (4)(e)       Form of Maximum Anniversary Value Optional Death Benefit Endorsement

   (4)(f)       Form of Optional Death Benefit Endorsement

      (9)       Opinion of Counsel and Consent of Depositor

     (10)       Consent of Independent Registered Public Accounting Firm

  (13)(a)       Diagram and Listing of All Persons Directly or Indirectly Controlled By or
                Under Common Owner Control with AIG SunAmerica Life Assurance Company, the
                Depositor of Registrant

  (13)(b)       Power of Attorney - AIG SunAmerica Life Assurance Company Directors
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